
07084304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒ (Vaaldiam Resources Ltd.)

Great Western Diamonds Corp.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Vaaldiam Resources Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

391418
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 9, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- Offer to Purchase and Circular of Vaaldiam Resources Ltd. dated November 7, 2007 sent to shareholders of Great Western Diamonds Corp.
- Letter of Transmittal sent to shareholders of Great Western Diamonds Corp.
- Notice of Guaranteed Delivery sent to shareholders of Great Western Diamonds Corp.
- Directors' Circular of Great Western Diamonds Corp. dated November 7, 2007 sent to shareholders of Great Western Diamonds Corp.

Item 2. Informational Legends

See pages 4 to 5 of the Offer to Purchase.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. No securities regulatory authority in Canada has approved or disapproved, expressed an opinion about, or passed upon the fairness or merits of, the Offer contained in this document, the securities offered pursuant to such Offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

THE SECURITIES OFFERED PURSUANT TO THIS OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE. THE SECURITIES WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES WITHOUT AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

November 7, 2007


VAALDIAM

VAALDIAM RESOURCES LTD.
OFFER TO PURCHASE

all of the outstanding common shares of

GREAT WESTERN DIAMONDS CORP.

on the basis of 0.45 of a common share of Vaaldiam Resources Ltd.
for each common share of Great Western Diamonds Corp.

Vaaldiam Resources Ltd. ("**Vaaldiam**" or the "**Offeror**") hereby offers (the "**Offer**") to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding common shares (the "**Great Western Shares**") of Great Western Diamonds Corp. ("**Great Western**"), other than any Great Western Shares owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date (as defined in the Glossary below), and including any Great Western Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Great Western that are convertible into or exchangeable or exercisable for Great Western Shares. The Offeror currently owns, directly or indirectly, 1,111,112 Great Western Shares and 555,556 warrants to acquire 555,556 Great Western Shares at $0.60 per share on or before March 30, 2009.

Under the Offer, each holder of Great Western Shares (each a "**Shareholder**" and collectively, the "**Shareholders**") is entitled to receive, in respect of each Great Western Share, 0.45 of a common share of Vaaldiam (each whole share, a "**Vaaldiam Share**"). See Section 1 of the Offer, "The Offer".

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on December 17, 2007, unless extended or withdrawn (the "Expiry Time").

For a discussion of risk factors you should consider in evaluating the Offer, see Section 7 of the Circular, "Risk Factors".

The Offer is subject to certain conditions, including, without limitation, that not less than an aggregate of 43,577,779 Great Western Shares will have been validly deposited under the Offer by Zoneplan Limited, Great Western Minerals Group and Peter Marrone pursuant to lock-up agreements described below. See Section 2 of the Offer, "Conditions of the Offer", for a complete description of the conditions of the Offer. Subject to applicable law, the Offeror reserves the right to withdraw the Offer and not take-up and pay for Great Western Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror at or before the Expiry Time. See Section 1 of the Offer, "The Offer".

Brent Jellicoe, President and Chief Executive Officer of Great Western, has agreed to deposit under the Offer 42,000 Great Western Shares of which he is the holder (Brent Jellicoe, Zoneplan Limited, Great Western Minerals Group and Peter Marrone are collectively referred to as the "**Locked-Up Shareholders**").

The Board of Directors of Great Western has unanimously determined that the Offer is fair to the Shareholders and that the Offer is in the best interests of Great Western and has resolved unanimously to RECOMMEND to the Shareholders that they ACCEPT the Offer and DEPOSIT their Great Western Shares under the Offer. The board of directors of Great Western has received a fairness opinion from Wellington West Capital Markets Inc. which provides that, subject to the assumptions and limitations described therein, as of June 27, 2007, the consideration to be received

under the Offer is fair, from a financial point of view, to the Shareholders. Pursuant to a support agreement made July 3, 2007 between Vaaldiam and Great Western (the "**Support Agreement**"), Great Western has agreed to, among other things, support the Offer. See Section 14 of the Circular, "Support Agreement". The Locked-Up Shareholders, which hold an aggregate of approximately 46% of the outstanding Great Western Shares, have each entered into Lock-Up Agreements pursuant to which each has agreed to tender its Great Western Shares in valid acceptance of the Offer and not to withdraw them unless the applicable Lock-Up Agreement has been terminated in accordance with its terms. See Section 12 of the Circular, "Commitments to Acquire Securities of Great Western; Lock-Up Agreements".

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Great Western Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Dealer Manager for the Offer is:

CANACCORD CAPITAL CORPORATION

The Offeror's intention to make the Offer was announced on July 3, 2007 after the closing of trading on the Toronto Stock Exchange (the "TSX"). The Vaaldiam Shares are listed on the TSX under the trading symbol "VAA". The Great Western Shares are listed on the TSX Venture Exchange (the "TSXV") under the trading symbol "GWD".

Shareholders who wish to accept the Offer must, by the Expiry Time, properly complete and execute the accompanying Letter of Transmittal (printed on green paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Great Western Shares and all other required documents, at the office of Equity Transfer & Trust Company (the "**Depositary**") in Toronto, Ontario in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Great Western Shares described in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer"; or (2) accept the Offer where the certificates representing the Great Western Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery (printed on yellow paper) or a manually signed facsimile thereof. Shareholders whose Great Western Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Great Western Shares. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Great Western Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer, provided that the proceeds resulting from any sale of Vaaldiam Shares for a Shareholder resident in the United States by a registered broker or investment dealer retained by the Depositary on its behalf will be subject to deductions in respect of brokerage commissions and other expenses.

Questions and requests for assistance may be directed to Robert Yeoman, Chief Financial Officer of Vaaldiam, or Frances Kwong, Controller of Vaaldiam, at 416-363-6927. Contact details for such persons may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from Vaaldiam at its office specified on the back page of this document. Additionally, copies of this document and related materials may be found at www.sedar.com.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Vaaldiam Shares to be issued pursuant to the Offer have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or the securities laws of any state of the United States, and are being issued to Shareholders in the United States in compliance with Rule 802 promulgated under the U.S. Securities Act, and pursuant to exemptions from the registration or qualification requirements of state "blue sky" laws to the extent that such exemptions are available. No Vaaldiam Shares will be delivered to or for the account or benefit of any Person who is, or who appears to the Offeror or the Depositary to be, a resident of the United States unless it is established to the satisfaction of the Offeror, whose determination shall be final and binding, that such shares may be offered to that person in such U.S. state, either in reliance upon an exemption from the registration or qualification requirements of the securities laws of that state, or on a basis otherwise acceptable to the Offeror in its sole discretion, and without subjecting the Offeror to any ongoing disclosure, reporting or similar requirements in that state.

Ineligible Shareholders in the United States who would otherwise receive Vaaldiam Shares in exchange for their Great Western Shares may, at the sole discretion of the Offeror, have such Vaaldiam Shares issued on their behalf to the Depositary, which shall, as agent for such Shareholders, sell such Vaaldiam Shares on their behalf over the facilities of the TSX. Thereafter, the Depositary will forward to each person whose Vaaldiam Shares have been sold a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all Vaaldiam Shares so sold by the Depositary (net of all applicable brokerage sales commissions, any other related expenses in respect of such sales and any applicable withholding taxes). In effecting the sale of any Vaaldiam Shares, the Depositary will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Offeror nor the Depositary will be liable for any loss arising out of any sale of such Vaaldiam Shares relating to the manner or timing of such sales, the prices at which Vaaldiam Shares are sold or otherwise. The sale price of Vaaldiam Shares sold on behalf of such persons will fluctuate with the market price of the Vaaldiam Shares and no assurance can be given that any particular price will be received upon any such sale. Shareholders who are resident in jurisdictions in which Vaaldiam Shares may not be lawfully delivered, and who desire certainty with respect to the price to be received for their Vaaldiam Shares, may wish to consult their advisors.

If any of the Great Western Shares are "restricted securities" as defined in Rule 144 under the U.S. Securities Act, the Vaaldiam Shares issued in exchange for such Great Western Shares will also be "restricted securities", and the certificates representing those Vaaldiam Shares will bear restrictive legends. All holders of such "restricted securities" are urged to consult with counsel to ensure that the resale of their Vaaldiam Shares complies with applicable securities legislation.

The Offer is made for the securities of a Canadian issuer by a Canadian issuer. The Offer is subject to the disclosure requirements of Canada, which are different from those of the United States. Financial statements of the Offeror included or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is located in Canada, and some or all of its officers and directors may be residents of Canada, that some or all of the experts named in the Offer and Circular are residents of Canada and that all or a substantial portion of the assets of the Offeror and of such persons are outside the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of United States securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This document does not address any income or tax consequences of the Offer to Shareholders in jurisdictions outside Canada. Shareholders outside Canada should be aware that a disposition of Great Western Shares may have tax consequences both within and outside Canada which may not be described, or fully described, herein. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER THIS CHAPTER WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF OR

RECOMMENDED OR GIVEN APPROVAL TO ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO HOLDERS OF GREAT WESTERN OPTIONS AND GREAT WESTERN WARRANTS

The Offer is made only for Great Western Shares and is not made for any options, warrants or other rights to acquire Great Western Shares. Any holder of options, warrants or other rights to acquire Great Western Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, convert or exchange such options, warrants or other rights in order to obtain certificates representing Great Western Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure the holder of such options, warrants or other rights to acquire Great Western Shares that the holder will have certificates representing the Great Western Shares received on such exercise, conversion or exchange available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

If any holder of options to acquire Great Western Shares (**"Great Western Options"**) under the Great Western Option Plan (as defined in the Glossary below) does not exercise such Great Western Options prior to the Expiry Time, such Great Western Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry and exercise price, except that, to the extent permitted in accordance with the terms of the Great Western Options, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction (each as defined in the Glossary below) a Great Western Option will entitle the holder to acquire a number of Vaaldiam Shares, with the number of shares and exercise price adjusted in accordance with the terms of the Great Western Options, based on the exchange ratio used in the Offer. See Section 5 of the Circular, "Purpose of the Offer and Vaaldiam's Plans for Great Western — Treatment of Great Western Options and Great Western Warrants".

If any holder of warrants to acquire Great Western Shares (**"Great Western Warrants"**) does not exercise such Great Western Warrants prior to the Expiry Time, such Great Western Warrants will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry and exercise price, except that, to the extent permitted in accordance with the terms of the Great Western Warrants, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Great Western Warrant will entitle the holder to acquire a number of Vaaldiam Shares, with the number of shares and exercise price adjusted in accordance with the terms of the Great Western Warrants, based on the exchange ratio used in the Offer. See Section 5 of the Circular, "Purpose of the Offer and Vaaldiam's Plans for Great Western — Treatment of Great Western Options and Great Western Warrants".

The tax consequences to holders of Great Western Options or Great Western Warrants of exercising or not exercising their Great Western Options or Great Western Warrants are not described in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations". Holders of Great Western Options and Great Western Warrants should consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Great Western Options or Great Western Warrants.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this Offer and Circular and the Pro Forma Consolidated Financial Statements of Vaaldiam herein and in the documents incorporated by reference into the Offer and Circular, including information relating to the acquisition of Great Western or Elkedra Diamonds NL (**"Elkedra"**), and the future financial or operating performance of the Offeror and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements". These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary below.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "budgets", "scheduled", "predicts", "targets", "believes" or variations thereof or stating that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking statements". Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

The Offeror cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of the Offeror to be materially different from the Offeror's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: financing opportunities, mineral exploration risks, supplies, infrastructure, weather and inflation, market for and marketability of diamonds, title matters, environmental regulations, permits and licenses, operating hazards and risks, competition for properties, economic conditions, dependence on management and conflicts of interest, as well as those factors discussed in greater detail in the Offeror's Annual Information Form dated March 22, 2007 on file with the Canadian provincial securities regulatory authorities and in Section 7 of the Circular, "Risk Factors". Material factors or assumptions that were applied in drawing a conclusion or making estimates set out in forward-looking statements herein, include:

(a) The accounting policies and methods used by management to determine how Vaaldiam's financial conditions and results of operations are reported may require management to make estimates or rely on assumptions that are inherently uncertain. Vaaldiam reports its financial results using accounting policies and methods prescribed by Canadian GAAP. Where accounting policies and methods may be selected from two or more alternatives, management must exercise judgment in selecting and applying Vaaldiam's accounting policies and methods to ensure that Vaaldiam is compliant with Canadian GAAP, while at the same time appropriately recording and reporting Vaaldiam's financial condition and results of operations.

(b) On a quarterly basis or as applicable, Vaaldiam reviews the carrying value of its resource properties and the capitalized exploration costs for each resource property. The recovery of Vaaldiam's investment in its resource properties and the attainment of profitable operations depend upon the discovery and successful development of mineral resources and the sale of diamonds, the outcome of which is contingent upon future events. It can take several years to identify, explore and analyze the exploration results for each of Vaaldiam's resource properties and there is no guarantee that a deposit with economic potential will be identified or that Vaaldiam will recover any of the capitalized costs of its resource properties. Vaaldiam will write-off its capitalized resource property costs when exploration results indicate, in management's opinion, that no further work is warranted, when Vaaldiam does not have or will not maintain its option to explore a resource property (tenure issues) and if active exploration has not been conducted on the property for more than two years. The timing and size of this write-off cannot typically be predicted in advance and could have a material impact on Vaaldiam's results from operations. The assumptions in the pro forma consolidated financial statements for the acquisition of Great Western and Elkedra allocate the purchase price discrepancies to resource property costs. This allocation is based on a number of assumptions outlined in the pro forma consolidated financial statements and will have a material impact on Vaaldiam's balance sheet. There is no guarantee that Vaaldiam will be able to recoup its investment in these companies, or recover other capitalized resource property costs from the sale of the underlying resource properties, from joint venture partners or from the development of an economic deposit.

(c) On a quarterly basis, Vaaldiam reviews its available-for-sale investments to determine whether a permanent impairment exists. Market factors beyond the control of Vaaldiam affect the value of Vaaldiam's investments and could impact Vaaldiam's results from operations. Management considers several factors when determining if a permanent impairment in value exists, including overall market conditions, the financial condition and prospects of the company and Vaaldiam's intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the investment's market value up to or beyond the carrying amount of the investment.

(d) Vaaldiam's management uses the Black-Scholes option pricing model to estimate the fair market value of stock options and warrants on the date of grant. Management must estimate the expected volatility of Vaaldiam's stock and the expected term of the option or warrant; in addition, the exercise price and current interest rates will also affect the calculation of fair value. The timing and size of stock-based compensation expense recorded will impact Vaaldiam's results from operations. The pro forma consolidated financial statements make certain assumptions, based on available information, as to the estimated value of the outstanding stock options and warrants of Elkedra and Great Western that could be converted into common shares of Vaaldiam. The calculation of the fair value of these stock options and warrants forms part of the purchase price calculation and actual results could be significantly different from management's expectations.

(e) Vaaldiam may be exposed to exchange rate fluctuations through its exploration and production activities in Brazil due to movements in the valuation of the Brazilian Reais in relation to the Canadian dollar.

The Offeror cautions that this list of factors is not exhaustive.

The following factors, among others, related to the business combination of the Offeror with Great Western and/or Elkedra could cause actual results to differ materially from forward-looking statements: Vaaldiam Shares issued in connection with the Offer and the Elkedra Arrangement (as defined in the Glossary below) may have a market value lower than expected and will not reflect market price fluctuations, integration of the businesses may not occur as planned, may not occur successfully or such integration may be more difficult, time consuming or costly than expected; the expected combination benefits from the acquisition of Great Western and/or Elkedra may not be fully realized by Vaaldiam or not realized within the expected time frame, dissent and appraisal rights may be exercised, Vaaldiam's interests may differ from those of any remaining minority shareholders, liquidity for Elkedra will be reduced, there will be dilution of each shareholder's equity interest in the combined entity, the issuance of a significant number of Vaaldiam Shares could adversely affect the market price of Vaaldiam Shares, the enforcement rights of Shareholders resident in the United States may be adversely affected, the triggering of change of control provisions in agreements and the reliability of the information relating to Elkedra. See Sections 4, 5 and 7 of the Circular, "Strategic Rationale for the Proposed Combination", "Purpose of the Offer and Vaaldiam's Plans for Great Western" and "Risk Factors". These factors are not intended to represent a complete list of the factors that could affect Vaaldiam and the combination of Vaaldiam, Great Western and/or Elkedra. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference into the Offer and Circular.

The Offeror's forward-looking statements are based on the expectations, beliefs and opinions of management on the date on which the statements are made. The Offeror disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. For the reasons set forth above, Shareholders should not place undue reliance on forward-looking statements.

INFORMATION CONCERNING GREAT WESTERN

Except as otherwise indicated, the information concerning Great Western contained in this Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Great Western has reviewed this Offer and Circular and confirmed the accuracy and completeness of the information in respect of Great Western herein. Although Vaaldiam has no knowledge that would indicate that any statements contained herein concerning Great Western taken from or based upon such documents and records are untrue or incomplete, neither Vaaldiam nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Great Western's financial statements, or for any failure by Great Western to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Great Western.

INFORMATION CONCERNING ELKEDRA

Except as otherwise indicated, the information concerning Elkedra contained in this Offer and Circular has been taken from or is based upon publicly available documents and records on file with Australian securities regulatory authorities and other public sources. Elkedra has reviewed this Offer and Circular and confirmed the accuracy and completeness of the information in respect of Elkedra herein. Although Vaaldiam has no knowledge that would indicate that any statements contained herein concerning Elkedra taken from or based upon such documents and records are untrue or incomplete, neither Vaaldiam nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Elkedra's financial statements, or for any failure by Elkedra to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Elkedra.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to "$" or "dollars" in this Offer and Circular refer to Canadian dollars, all references to "U.S.$" in this Offer and Circular refer to United States dollars and all references to "AUD$" in this Offer and Circular refer to Australian dollars. Vaaldiam's financial statements included herein and incorporated by reference are reported in Canadian dollars and are prepared in accordance with Canadian GAAP (as defined in the Glossary below). Elkedra's financial statements contained herein are reported in Australian dollars and are prepared in accordance with accounting principles generally accepted in Australia and include a reconciliation to Canadian GAAP in the notes thereto which reconciliation is expressed in Canadian dollars. None of the financial information in these financial statements is reconciled to U.S. GAAP (as defined in the Glossary below).

On November 2, 2007, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was $0.9359.

On November 2, 2007, the exchange rate for one Canadian dollar expressed in U.S. dollars based upon the noon buying rates provided by the Bank of Canada was $1.0685.

On November 2, 2007, the exchange rate for one Australian dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was $0.8588.

On November 2, 2007, the exchange rate for one Canadian dollar expressed in Australian dollars based upon the noon buying rates provided by the Bank of Canada was $1.1643.

TABLE OF CONTENTS

SUMMARY TERM SHEET

The following are some of the questions that you, as a Shareholder of Great Western, may have and the answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. The information contained in this summary term sheet is qualified in its entirety by the more detailed descriptions and information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully prior to making any decision regarding whether or not to tender your Great Western Shares. We have included cross-references in this summary term sheet to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary below.

Who is offering to buy my Great Western Shares?

We are Vaaldiam, a Canadian diamond production and exploration company with one of the largest property portfolios in under-explored regions of Brazil. In 2007, we commenced production on our Duas Barras Mine in Brazil. We also have two other diamond deposits in Brazil which are at the mini bulk sample stage. The Vaaldiam Shares are listed on the TSX under the symbol "VAA". See Section 1 of the Circular, "Vaaldiam".

What is Vaaldiam proposing?

We are offering to purchase all of the issued and outstanding Great Western Shares, subject to the terms and conditions set forth in the following Offer and Circular. See Section 1 of the Offer, "The Offer".

What is the Elkedra Arrangement?

We have also made an offer to acquire the outstanding common shares of Elkedra, a diamond exploration and production company listed on the Australian Securities Exchange and the AIM. We have agreed to issue 0.52 of a Vaaldiam Share for each Elkedra share pursuant to a scheme of arrangement. At a shareholder' meeting held on October 29, 2007, the scheme of arrangement was approved by Elkedra's shareholders. The Elkedra Arrangement received court approval on November 1, 2007. Our Offer for the Great Western Shares is conditional on completion of the Elkedra Arrangement which we anticipate will take place on or about November 20, 2007. See Section 1 of the Circular, "Vaaldiam — Elkedra Arrangement".

What would I receive in exchange for each of my Great Western Shares?

We are offering 0.45 of a Vaaldiam Share for each Great Western Share held by you. See Section 1 of the Offer, "The Offer".

What are some of the significant conditions of the Offer?

The Offer is subject to several conditions, some of the most important of which are as follows:

- Zoneplan Limited, Great Western Minerals Group and Peter Marrone shall have validly deposited under the Offer and not withdrawn 43,577,779 Great Western Shares;
- Vaaldiam shall have completed the acquisition of Elkedra pursuant to the terms of the Elkedra Arrangement;
- there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Great Western Shares which, together with any Great Western Shares held by Vaaldiam and its affiliates, constitutes at least 66⅔% of the Great Western Shares outstanding (on a fully diluted basis) at the Expiry Time;
- all Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated;
- all representations and warranties of Great Western in the Support Agreement qualified as to materiality shall be true and correct and those not so qualified, if not true and correct, shall not have a Material Adverse Effect on Great Western, in each case, as of the date of the Support Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date);
- any failure by Great Western and its subsidiaries to perform covenants to be performed by it or them under the Support Agreement shall not have had a Material Adverse Effect on Great Western; and
- the Support Agreement shall not have been terminated and shall remain in full force and effect.

A detailed summary of the principal regulatory approvals required in connection with the Offer can be found in Section 18 of the Circular, "Regulatory Matters".

Has there been a Fairness Opinion?

Yes. The board of directors of Great Western engaged Wellington West to prepare a fairness opinion. Wellington West has determined that, subject to the assumptions and limitations described in the fairness opinion, as of June 27, 2007, the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders. Shareholders should read the Fairness Opinion, included as Annex "C", in its entirety and should consider the assumptions, limitations and other factors discussed under Section 6 of the Circular, "Wellington West Fairness Opinion".

Why is Vaaldiam buying Great Western?

We are making the Offer because we want to acquire control of, and potentially the entire equity interest in, Great Western. If we complete the Offer but do not then own 100% of the Great Western Shares, we may acquire any Great Western Shares not deposited to the Offer in a second-step transaction. This transaction would likely take the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction. See Section 3 of the Circular, "Background to the Offer" and Section 8 of the Circular, "Acquisition of Great Western Shares Not Deposited".

What are the classes of securities sought in the Offer?

We are offering to purchase all of the outstanding Great Western Shares. This includes Great Western Shares that may become outstanding after the date of this Offer, but prior to the expiration of the Offer, upon the conversion or exercise of any securities of Great Western that are convertible into, or exercisable for, Great Western Shares. See Section 1 of the Offer, "The Offer".

How many Vaaldiam Shares could be issued pursuant to the Offer?

We expect to issue an additional 42,094,839 Vaaldiam Shares, based on the number of Great Western Shares outstanding on November 2, 2007, less the Great Western Shares already owned by Vaaldiam, assuming that all of the outstanding Great Western Shares and none of the Great Western Shares issuable upon exercise of outstanding Great Western Options and Great Western Warrants are tendered to the Offer and that we take up and pay for all such tendered Great Western Shares under the Offer. See Section 1 of the Offer, "The Offer".

How long do I have to tender in the Offer?

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on December 17, 2007 (Expiry Time), or until such other time and date as set out in a notice of variation of the Offer as we determine, issued at any time and from time to time at our discretion unless the Offeror withdraws the Offer earlier. See Section 4 of the Offer, "Time for Acceptance".

Can the Expiry Time for the Offer be extended?

Yes. We may, in our sole discretion, elect to extend the Expiry Time of the Offer from the time referenced in the answer to the previous question. Under certain circumstances, we may be required to extend the Expiry Time for the Offer under Canadian securities laws. If we elect to extend, or are required to extend the Expiry Time, we will publicly announce the variation, and, if required by applicable law, mail you a copy of the notice of variation. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

How do I tender my Great Western Shares?

If you hold Great Western Shares in your own name, you may accept this Offer by depositing certificates representing your Great Western Shares, together with a duly completed and signed Letter of Transmittal (printed on green paper), at the office of the Equity Transfer & Trust Company, which is the Depositary specified in the Letter of Transmittal. If your Great Western Shares are registered in the name of a nominee (commonly referred to as "in street name" or "street form"), you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in tendering your Great Western Shares to the Offer. You may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have your Great Western Shares tendered by your nominee through CDS, as applicable. Shareholders are invited to contact Vaaldiam for further information regarding how to accept the Offer. See Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

What if I have lost my Great Western Shares but want to tender them to the Offer?

If a certificate has been lost, destroyed, mutilated or mislaid, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. In order to obtain a replacement certificate contact Great Western's registrar and transfer agent so that the transfer agent may provide replacement instructions. Great Western's registrar and transfer agent is Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, and can be contacted by phone at 1-800-564-6253. If your share certificate has been lost or destroyed, you must take the foregoing action sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the replacement certificate to be tendered to the Offer prior to the Expiry Time. See Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Who is the Depositary under the Offer?

Equity Transfer & Trust Company is acting as Depositary. The Depositary will be responsible for receiving certificates representing deposited Great Western Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Great Western Shares purchased by us under the terms of the Offer. The Depositary will also facilitate book-entry transfers of Great Western Shares. See Section 20 of the Circular, "Depositary".

Will I be able to withdraw previously tendered Great Western Shares?

Yes. You may withdraw Great Western Shares previously tendered by you at any time: (i) before Great Western Shares deposited under the Offer are taken up by us under the Offer, (ii) if your Great Western Shares have not been paid for by us within three business days after having been taken up, and (iii) in certain other circumstances. See Section 8 of the Offer, "Right to Withdraw Deposited Great Western Shares".

How do I withdraw previously tendered Great Western Shares?

You must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 8 of the Offer, "Right to Withdraw Deposited Great Western Shares", and the notice must contain specific information outlined therein. If your Great Western Shares are registered in the name of a nominee, you should contact your nominee for assistance.

Will I have to pay any fees or commissions?

If you are the registered owner of your Great Western Shares and you tender your Great Western Shares directly to the Depositary, or if you use the services of a Soliciting Dealer, set forth in section 21 of the Circular "Dealer Manager or Soliciting Dealer Group", you will not have to pay brokerage fees or incur similar expenses. If you own your Great Western Shares through a broker or other nominee who is not a Soliciting Dealer, and your broker tenders the Great Western Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. Any sale of Vaaldiam Shares by a registered broker or investment dealer retained by the Depositary on behalf of a Shareholder resident in the United States will be subject to deduction in respect of brokerage commissions and other expenses.

What will happen if the Offer lapses or is withdrawn?

If the Offer lapses or we withdraw the Offer prior to the satisfaction or waiver of all of the conditions of the Offer, all of your Great Western Shares that were deposited will be returned to you with no payment.

How will Canadian residents and non-residents of Canada be taxed for Canadian Income tax purposes?

A Shareholder who is resident in Canada, who holds Great Western Shares as capital property and who disposes of such shares to Vaaldiam under the Offer will, in certain circumstances, obtain an automatic tax-deferred rollover. Where the conditions for such rollover treatment are not met, the shareholder will generally realize a capital gain (or capital loss) equal to the amount by which the sum of the fair market value, on the date of disposition, of the Vaaldiam Shares, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Great Western Shares.

Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of Great Western Shares to Vaaldiam under the Offer unless those shares constitute "taxable Canadian property" (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

Shareholders should review the more detailed information under Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations" and should consult with their own tax advisors regarding their particular circumstances.

Is Vaaldiam's financial condition relevant to my decision to tender my Great Western Shares in the Offer?

Yes. Vaaldiam Shares will be issued to Shareholders who tender their Great Western Shares, so you should consider our financial condition before you decide to tender your Great Western Shares to the Offer. In considering our financial condition, you should review the documents included and incorporated by reference in the Offer and Circular because they contain detailed business, financial and other information about us.

If I decide not to tender, how will my Great Western Shares be affected?

If we take up and pay for the Great Western Shares validly tendered, we may take such action as is necessary, including effecting a Compulsory Acquisition or Subsequent Acquisition Transaction, to acquire any Great Western Shares not tendered. It is our expectation that the consideration to be offered for Great Western Shares under such Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered under the Offer. In connection with such a transaction, you may have dissenters' rights. We reserve the right not to complete a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 8 of the Circular, "Acquisition of Great Western Shares Not Deposited".

Do I have dissenters' rights under the Offer?

No. Shareholders will not have dissenters' or appraisal rights in connection with the Offer. However, holders of Great Western Shares who do not tender their Great Western Shares to the Offer may have rights of dissent in the event we elect to acquire such Great Western Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 8 of the Circular, "Acquisition of Great Western Shares Not Deposited".

Will Great Western continue as a public company?

If, as a result of the Offer and any subsequent transaction, the number of holders of Great Western Shares is sufficiently reduced, Great Western may cease to be a reporting issuer. The rules and the regulations of the TSXV could also, upon the consummation of the Offer and/or a Subsequent Acquisition Transaction or Compulsory Acquisition (as such terms are defined in the Glossary below), lead to the delisting of the Great Western Shares from the TSXV. To the extent permitted by applicable law, we intend to delist the Great Western Shares from the TSXV and to cause Great Western to cease to be a public company. See Section 5 of the Circular, "Purpose of the Offer and Vaaldiam's Plans for Great Western".

Who can I call with questions about the Offer or for more information?

If you have questions or would like to request additional copies of the Offer and Circular, please contact Robert Yeoman, Chief Financial Officer of Vaaldiam, or Frances Kwong, Controller of Vaaldiam, at 416-363-6927.

GLOSSARY

In the Offer and Circular, including the cover pages hereof, unless the context otherwise requires, the following terms have the meanings set forth below.

(a) **"Acquisition Proposal"** means, any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, purchase, sale or joint venture of any material assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a material purchase, sale or joint venture of assets) involving Great Western and/or its subsidiaries or Vaaldiam and/or its subsidiaries in a single transaction or a series of related transactions, any acquisition of beneficial ownership of 20% or more of the Great Western Shares (or rights or interests therein or thereto), or 20% or more of the Vaaldiam Shares (or rights or interests therein or thereto), in a single transaction or a series of related transactions or similar transactions, any agreement as to the marketing rights of any diamonds that may be produced by Great Western and/or any of its subsidiaries or Vaaldiam and/or its subsidiaries (other than those entered into prior to entering into the Support Agreement) or a proposal or offer to any of the foregoing, or any modification or proposed modification of any of the foregoing, excluding the Offer, the transactions contemplated by the Support Agreement or any transaction to which Vaaldiam or an affiliate of Vaaldiam is a party.

(b) **"affiliate"** has the meaning given to it in the OSA.

(c) **"AIM"** means the Alternative Investment Market of the London Stock Exchange.

(d) **"AMF"** means Autorité des marchés financiers (Québec).

(e) **"associate"** has the meaning given to it in the OSA.

(f) **"ASX"** means the Australian Securities Exchange.

(g) **"business day"** means any day, other than a Saturday, a Sunday and a statutory holiday in, Ontario, Canada.

(h) **"Canaccord"** means Canaccord Capital Corporation.

(i) **"Canadian GAAP"** means Canadian generally accepted accounting principles.

(j) **"CBCA"** means the *Canada Business Corporations Act*, as amended.

(k) **"CDS"** means the Canadian Depository for Securities Limited.

(l) **"CDSX"** means the CDS on-line tendering system pursuant to which book-entry transfers may be effected.

(m) **"Circular"** means the takeover bid circular accompanying the Offer, including the Annexes attached thereto.

(n) **"Combined Entity"** has the meaning given to it in Section 6 of the Summary of the Offer, "Strategic Rationale for the Proposed Combination".

(o) **"Compulsory Acquisition"** has the meaning given to it in Section 8 of the Circular, "Acquisition of Great Western Shares Not Deposited".

(p) **"Confidentiality Agreement"** means the letter agreement dated May 14, 2007 between Vaaldiam and Great Western providing each of Vaaldiam and Great Western access to confidential information of the other.

(q) **"Dealer Manager"** means Canaccord Capital Corporation.

(r) **"Depositary"** means Equity Transfer & Trust Company, with offices on 200 University Avenue, 4th Floor, Toronto, Ontario, M5H 4H1.

(s) **"Deposited Shares"** has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Dividends and Distributions".

(t) **"Distributions"** has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Dividends and Distributions".

(u) **"Effective Date"** means the date on which Vaaldiam first takes up and pays for Great Western Shares deposited to the Offer.

(v) **"Eligible Institution"** means a Canadian Schedule I chartered bank, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

(w) **"Elkedra"** means Elkedra Diamonds NL, a corporation existing under the laws of Australia, and, where the context requires, includes its subsidiaries.

(x) **"Elkedra Arrangement"** means the planned scheme of arrangement under the laws of Australia between Vaaldiam and Elkedra, pursuant to which Vaaldiam will acquire all of the Elkedra Shares, as more particularly described in Section 1 of the Circular, "Vaaldiam — Elkedra Arrangement".

(y) **"Elkedra Share"** means an ordinary share in the capital of Elkedra.

(z) **"Expiry Date"** means December 17, 2007 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time extending the period during which Great Western Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

(aa) **"Expiry Time"** means 5:00 p.m. (Toronto time) on the Expiry Date or such other time as is set out in a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

(bb) **"Fairness Opinion"** means the opinion prepared by Wellington West for the board of directors of Great Western as to the fairness of the consideration under the Offer, from a financial point of view, to the Shareholders, the full text of which is attached as Annex "C" to the Circular.

(cc) **"Governmental Entity"** means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or authority of any of the foregoing; or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization (including the TSX and the TSXV) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

(dd) **"Great Western"** means Great Western Diamonds Corp., a corporation existing under the CBCA.

(ee) **"Great Western Option"** means an option to purchase Great Western Shares granted under the Great Western Option Plan.

(ff) **"Great Western Option Plan"** means the stock option plan for directors, officers, employees and consultants of Great Western and other eligible persons (as applicable).

(gg) **"Great Western Share"** means a common share in the capital of Great Western.

(hh) **"Great Western Special Committee"** means the special committee of independent directors formed by the Board of Directors of Great Western to consider the Offer.

(ii) **"Great Western Warrant"** means a warrant to purchase Great Western Shares.

(jj) **"insider"** has the meaning ascribed thereto in the OSA.

(kk) **"Law"** or **"Laws"** means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the TSX and the TSXV) and the term "applicable" with respect to such Laws and in a context that refers to one or more of Vaaldiam and Great Western, means such Laws as are applicable to such company or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the company or companies or its or their business, undertaking, property or securities.

(ll) **"Letter of Transmittal"** means the letter of acceptance and transmittal (printed on green paper).in the form accompanying the Offer and Circular

(mm) **"Lock-Up Agreements"** means the lock-up agreements between Vaaldiam and each of the Locked-Up Shareholders, as amended from time to time, and as described in greater detail in Section 12 of the Circular, "Commitments to Acquire Securities of Great Western; Lock-Up Agreements", and **"Lock-Up Agreement"** means any one of such agreements.

(nn) **"Locked-Up Shareholders"** means Brent Jellicoe, Zoneplan Limited, Great Western Minerals Group and Peter Marrone, and**"Locked-Up Shareholder"** means any one of them.

(oo) **"Material Adverse Effect"** means, when used in connection with a Person, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities, obligations or financial condition of that Person and its subsidiaries, taken as a whole, other than with respect to each of Great Western and Vaaldiam, any change, effect, event, circumstance, fact or occurrence (i) relating to general political or economic conditions, (ii) affecting the diamond mining industry in general, (iii) affecting the securities market in general, (iv) attributable to the announcement of the Support Agreement and the transactions contemplated therein, (v) attributable to the announcement or completion of the Elkedra Arrangement or the transactions associated therewith, (vi) in applicable Laws or regulations or GAAP, or (vii) relating to changes in currency exchange rates.

(pp) **"Notice of Guaranteed Delivery"** means the accompanying notice of guaranteed delivery (printed on yellow paper) in the form accompanying the Offer and Circular.

(qq) **"Offer"** means Vaaldiam's offer made hereby to purchase the Great Western Shares, the terms and conditions of which are set forth in the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

(rr) **"Offer and Circular"** means the Offer and the Circular, collectively.

(ss) **"Offered Consideration"** means the consideration to be paid by Vaaldiam for the Great Western Shares taken up under the Offer, being 0.45 of a Vaaldiam Share for each Great Western Share.

(tt) **"Offeror"** means Vaaldiam.

(uu) **"OSA"** means the *Securities Act* (Ontario), as amended.

(vv) **"OSC"** means the Ontario Securities Commission.

(ww) **"Outside Date"** means 180 days after the date this Offer and Circular is mailed to the Shareholders, provided that the Outside Date may be extended further to such later date as may be agreed upon by the relevant parties in writing.

(xx) **"Person"** includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

(yy) **"Pro Forma Consolidated Financial Statements"** means the Vaaldiam/Elkedra/Great Western Pro Forma Consolidated Financial Statements.

(zz) **"Purchased Securities"** has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Power of Attorney".

(aaa) **"Regulation Q-27"** means Regulation No. Q-27 of the AMF entitled "Protection of Minority Securityholders in the Course of Certain Transactions".

(bbb) **"Regulatory Approvals"** means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities in connection with the Offer, being (i) the approval of the TSX to list the Vaaldiam Shares to be issued to Shareholders pursuant to the Offer; and (ii) approval of certain Canadian securities regulatory authorities permitting Vaaldiam Shares issued to certain Shareholders resident in the United States to be sold on their behalf by the Depositary on the TSX.

(ccc) **"Rule 61-501"** means OSC Rule 61-501 entitled "Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions".

(ddd) **"Shareholder"** means a holder of Great Western Shares.

(eee) **"Soliciting Dealer Group"** means a group of Soliciting Dealers, if one is formed.

(fff) **"Soliciting Dealer"** has the meaning given to it in Section 21 of the Circular, "Dealer Manager and Soliciting Dealer Group".

(ggg) **"Subscription Receipts"** means the 29,250,000 Subscription Receipts issued and sold by Vaaldiam on August 15, 2007 at a price of $0.90 per Subscription Receipt for aggregate gross proceeds of $26,325,000 and which are convertible into one unit (a **"Vaaldiam Unit"**) of Vaaldiam on a one-for-one basis, with each Vaaldiam Unit being composed of one Vaaldiam Share and one-half of one Vaaldiam Share purchase warrant (a **"Vaaldiam Warrant"**), each whole Vaaldiam Warrant exercisable into one Vaaldiam Share at an exercise price of $1.20 per share for a period of 24 months, all as more particularly described under Section 1 of the Circular, "Vaaldiam — Authorized and Outstanding Share Capital", and **"Subscription Receipt"** means any one of them.

(hhh) **"Subscription Receipt Agent"** means Equity Transfer & Trust Company, the Subscription Receipt Agent under the Subscription Receipt Indenture, relating to the Subscription Receipt Financing.

(iii) **"Subscription Receipt Indenture"** means the subscription receipt indenture dated August 15, 2007 among Vaaldiam, Canaccord and the Subscription Receipt Agent, relating to the Subscription Receipt Financing.

(jjj) **"Subscription Receipt Escrow Ratio"** means 75% of the gross proceeds of the Subscription Receipt Financing, such proceeds to be held in escrow (the **"Subscription Receipt Escrow Funds"**) until the Subscription Receipt Escrow Release Conditions have been satisfied, at which time the Subscription Receipt Escrow Funds will be relased from escrow to Vaaldiam.

(kkk) **"Subscription Receipt Escrow Release Conditions"** means the following: (i) all conditions precedent to the closing of the Elkedra Arrangement shall have been satisfied or waived to the satisfaction of Canaccord, acting reasonably; (ii) to the extent required in accordance with the rules of the TSX, the Elkedra Arrangement and the issuance of the Vaaldiam Units pursuant to the Subscription Receipt Financing, shall have been approved by the shareholders of Vaaldiam; and (iii) the delivery by Vaaldiam to the underwriters of the Subscription Receipt Financing of certain title opinions in respect of the properties of Vaaldiam and Elkedra.

(lll) **"Subscription Receipt Final Escrow Deadline"** means December 3, 2007.

(mmm) **"Subscription Receipt Financing"** has the meaning given to it in Section 1 of the Circular, ""Vaaldiam — Authorized and Outstanding Share Capital".

(nnn) **"Subsequent Acquisition Transaction"** has the meaning given to it in Section 8 of the Circular, "Acquisition of Great Western Shares Not Deposited".

(ooo) **"subsidiary"** means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary.

(ppp) **"Superior Proposal"** means a bona fide, written Acquisition Proposal received after July 3, 2007 that:

(i) did not result from a breach of any agreement between the person making such Acquisition Proposal and Great Western or any of its subsidiaries, or the non-solicitation provisions of the Support Agreement;

(ii) involves not less than 50.1 percent of the outstanding Great Western Shares or 50.1 percent of the consolidated assets of Great Western; and

(iii) in respect of which the Board of Directors of Great Western determines in its good faith judgment, after consultation with its financial advisors and its outside counsel, that there is a reasonable likelihood that any required financing will be obtained and that the Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction that: (A) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (B) is more favourable to Shareholders from a financial point of view than the Offer taking into account any approval requirements and all other financial, legal, regulatory and other aspects of such proposal.

(qqq) **"Support Agreement"** means the Support Agreement dated July 3, 2007 between Vaaldiam and Great Western, the terms of which are described in Section 14 of the Circular, "Support Agreement".

(rrr) **"Take-Up Date"** means a date upon which Vaaldiam takes up or acquires Great Western Shares pursuant to the Offer.

(sss) **"Tax Act"** means the *Income Tax Act* (Canada) and the regulations thereunder, as amended.

(ttt) **"TSX"** means the Toronto Stock Exchange.

(uuu) **"TSXV"** means the TSX Venture Exchange.

(vvv) **"U.S. GAAP"** means U.S. generally accepted accounting principles.

(www) **"U.S. Securities Act"** means the *United States Securities Act of 1933*, as amended, and the rules and regulations promulgated thereunder.

(xxx) **"Vaaldiam"** means Vaaldiam Resources Ltd., a corporation existing under the CBCA.

(yyy) **"Vaaldiam Share"** means a common share in the capital of Vaaldiam.

(zzz) **"Wellington West"** means Wellington West Capital Markets Inc.

SUMMARY OF THE OFFER

This summary highlights information more fully discussed elsewhere in the Offer and Circular and the documents incorporated by reference therein. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in those documents. Shareholders are urged to read the more detailed information about Vaaldiam, the Offer and the Vaaldiam Shares provided elsewhere in the Offer and Circular and in the documents incorporated by reference, including the Pro Forma Consolidated Financial Statements and the respective notes thereto. Terms used in this summary, where not otherwise defined herein, are defined in the Section entitled "Glossary" above.

1. The Offer

The Offeror is offering, on the terms and subject to the conditions of the Offer, to purchase all of the outstanding Great Western Shares, other than any Great Western Shares owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date, and including any Great Western Shares that may become outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Great Western that are convertible into or exchangeable or exercisable for Great Western Shares, on the basis of 0.45 of a Vaaldiam Share for each Great Western Share. The Offer is subject to certain conditions, including, without limitation, that Zoneplan Limited, Great Western Minerals Group and Peter Marrone shall have validly deposited under the Offer and not withdrawn 43,577,779 Great Western Shares. See Section 2 of the Offer, "Conditions of the Offer".

2. Recommendation of the Board of Directors of Great Western

The Board of Directors of Great Western has unanimously determined that the Offer is fair to the Shareholders and that the Offer is in the best interests of Great Western and has resolved unanimously to recommend to the Shareholders that they accept the Offer and deposit their Great Western Shares under the Offer. The board of directors of Great Western has received a fairness opinion from Wellington West. Pursuant to the Support Agreement, Great Western has agreed to, among other things, support the Offer. See Section 14 of the Circular, "Support Agreement".

3. Wellington West Fairness Opinion

Wellington West prepared the Fairness Opinion upon a request by the board of directors of Great Western. The full text of the Fairness Opinion is attached as Annex "C" to the Circular. Based upon and subject to the assumptions and limitations set forth in the Fairness Opinion, Wellington West concluded that, as of June 27, 2007, the consideration pursuant to the Offer is fair, from a financial point of view, to Shareholders. The Fairness Opinion, among other things, sets forth the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Wellington West. Wellington West expresses no opinion with respect to the future trading prices of securities of Vaaldiam and makes no recommendation to Shareholders with respect to the Offer. Shareholders are urged to read the Fairness Opinion carefully and in its entirety. See Section 6 of the Circular, "Wellington West Fairness Opinion".

4. Vaaldiam

Vaaldiam Resources Ltd.

Vaaldiam is one of Canada's premier diamond exploration companies, offering the following strengths to the proposed combination of the two companies:

- *Experienced Management Team.* Led by experienced senior management, and backed by a strong board of directors, Vaaldiam has attained a significant market profile.
- *One of the Largest, Most Diversified and Prospective Diamond Property Portfolios.* In 2007, Vaaldiam commenced production on its Duas Barras Mine in Brazil. Vaaldiam also has two other diamond deposits in Brazil which are at the mini bulk sample stage.
- *Experienced Technical Team.* Vaaldiam's technical team, devoted to diamond exploration and mine development, is one of the most experienced in Brazil.
- *New Partnerships and Properties Being Added.* Vaaldiam is constantly adding new properties either as a result of its own generative exploration activities or through the optioning of promising or under-evaluated properties held by others. Recently (June 2007), Vaaldiam secured an agreement with Rio Tinto Desenvolvimentos Minerais Ltda. ("Rio Tinto") transferring operatorship and 100% ownership of the Southern Block of the Pimenta Bueno diamond project to Vaaldiam. Rio Tinto retained an option to back-in to a 60% interest in any kimberlite pipe that meets Rio Tinto's development criteria. The Pimenta Bueno property in Rondônia State, Brazil, comprises approximately 209,000 hectares in the Southern Block and approximately 49,000 hectares in the Northern Block. The Southern Block hosts 3 dyke swarms and 38 kimberlite pipes, of which 18 have been shown by sampling to date to be diamond-bearing.

The Vaaldiam Shares are listed on the TSX under the symbol "VAA".

Vaaldiam is a reporting issuer or the equivalent in the Provinces of British Columbia, Alberta, Manitoba, Ontario, Saskatchewan and Québec and files its continuous disclosure documents with the Canadian securities regulatory authorities in such Provinces. Such documents are available at www.sedar.com.

See Section 1 of the Circular, "Vaaldiam — Vaaldiam Resources Ltd.".

Elkedra Arrangement

Vaaldiam is also making an offer to acquire, by way of a scheme of arrangement under the laws of Australia, all of the outstanding Elkedra Shares on the basis of 0.52 of a Vaaldiam Share for each Elkedra Share.

The shareholders of Elkedra approved the Elkedra Arrangement at a meeting of shareholders held on October 29, 2007. The Elkedra Arrangement received court approval on November 1, 2007 and it is expected to close on or about November 20, 2007.

The Elkedra Arrangement is a proposed significant acquisition by Vaaldiam and, accordingly, disclosure regarding Elkedra and the Elkedra Arrangement has been included in the Circular. The Offer is conditional on the completion of the Elkedra Arrangement.

See Section 1 of the Circular, "Vaaldiam — Elkedra Arrangement".

Elkedra Diamonds NL

Elkedra owns and operates the Chapada diamond mine in the State of Mato Grosso in Brazil ("Chapada Mine"). From July 2006 (at which time production commenced at the Chapada Mine) to September 30, 2007, Elkedra produced 25,698 carats of primarily gem quality diamonds at an average sales value of US$391 per carat. The Chapada Mine is known for producing large, high quality diamonds, as evidenced by the average production size to date of 0.53 carats per stone. A number of diamonds exceeding 20 carats have been recovered. The largest weighed 33.44 carats and was sold for US$100,320, equivalent to US$3,000 per carat. Elkedra also holds, in the Chapada Mine area, several exploration licences which have the potential to expand output at the Chapada Mine. Vaaldiam intends to focus its technical and exploration expertise on the Chapada Mine in order to reduce costs, as the Chapada Mine has not been profitable to date.

The Elkedra Shares are listed on the ASX and the AIM under the symbol "EDN". The Elkedra Shares are expected to cease trading on the AIM and ASX markets on November 7, 2007 and November 8, 2007, respectively.

See Section 1 of the Circular, "Vaaldiam — Elkedra Diamonds NL".

5. Great Western

Great Western owns the Rondonia diamond property in Brazil, which is approximately 830,000 hectares in area. It is situated to the north-west of Vaaldiam's Pimenta Bueno property, which covers approximately 258,000 hectares. The Rondonia property encompasses eight known kimberlite pipes, five of which have been demonstrated by the limited sampling to date to be diamond-bearing. The property is believed to possess the potential for further discoveries of pipes. In Canada, Great Western is engaged in a three-year detailed evaluation program of the Candle Lake Project, which consists of two large macro diamond-bearing kimberlite pipes. These are located at the northern end of the Fort à la Corne kimberlite trend, which hosts Shore Gold Inc.'s (TSX-SGF) Star and Orion properties in Saskatchewan. Great Western also is actively exploring for kimberlite pipes on the Centennial Project located in west-central Saskatchewan and around the known diamond-bearing kimberlite fields of north-central Alberta.

The Great Western Shares are listed on the TSXV under the symbol "GWD".

Great Western is a reporting issuer or the equivalent in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Saskatchewan and files its continuous disclosure documents with the securities regulatory authorities in such jurisdictions. Such documents are available at www.sedar.com.

See Section 2 of the Circular, "Great Western Diamonds Corp.".

6. Strategic Rationale for the Proposed Combination

Vaaldiam's board of directors strongly believes that this transaction will result in value creation for shareholders of both Great Western and Vaaldiam, offering the following benefits and opportunities:

- *Participation in the Creation and Growth of one of Canada's Largest Publicly-Listed Diamond Companies.* The entity resulting from the combination of Vaaldiam and Great Western will be in a strong position to promptly pursue subsequent transactions with the goal of acquiring properties with near term diamond production potential. Vaaldiam has also announced its intention to pursue the acquisition of Elkedra. If Vaaldiam acquires all of the Great Western Shares and all of the Elkedra Shares, the three-way combination (the "**Combined Entity**") is expected to create a company that will become one of the leading, mid-cap, pure diamond producing, exploration and development companies listed in Canada.

- *Valuation Growth.* The Combined Entity should offer opportunities for an improved market valuation due to, among other things: (i) creating a strong platform from which pre-development assets can be brought to production and achieve a higher valuation multiple; (ii) creating an overall, compelling investment opportunity in rough diamonds; and (iii) providing exposure to a broader exploration and development property portfolio.

- *Increased Liquidity*. Due to a larger number of shares outstanding, a larger shareholder base and an expected enhanced profile, the Combined Entity should have greater trading liquidity than Great Western does currently.
- *Strong, Experienced Technical and Management Teams*. The Combined Entity would have a strong, experienced management group supported by a qualified technical team with unique experience in the Brazilian and Canadian diamond exploration and development sector.
- *Enhanced Financial Platform*. The Combined Entity should have greater flexibility and improved access to financial resources to maximize the value of Vaaldiam and Great Western's existing properties as well as to pursue a broader spectrum of future growth opportunities that would have been inaccessible to each company on its own.
- *Opportunities for Further Consolidation and Acquisition*. In general, the trend towards consolidation and growth in the mining sector has been supported and rewarded by the financial markets. Widespread consolidation in the diamond sector has not yet occurred and the Combined Entity would be in a good position to continue this consolidation. The Combined Entity would be in a position to identify additional opportunities in Brazil, Canada and elsewhere and further consolidate the diamond exploration and development landscape.
- *Large and Diversified Asset Base*. The Combined Entity would benefit from an extensive and diversified asset base consisting of highly prospective production and exploration landholdings throughout Brazil and Canada.

See Section 4 of the Circular, "Strategic Rationale for the Proposed Combination".

7. Support Agreement

On July 3, 2007, Vaaldiam and Great Western entered into the Support Agreement. The Support Agreement contains, among other things, covenants of Vaaldiam relating to the making of the Offer, covenants of Great Western relating to steps to be taken to support the Offer, covenants of Great Western and Vaaldiam relating to the respective conduct of Great Western's and Vaaldiam's business pending the completion of the Offer, covenants of Great Western not to solicit any Acquisition Proposals, representations of Great Western and Vaaldiam, provisions relating to the payment of a fee to Vaaldiam in certain circumstances related to the termination of the Support Agreement and the Offer and provisions relating to the payment by Vaaldiam of expenses incurred by Great Western in respect of the Offer in certain circumstances related to the termination of the Support Agreement and the Offer. See Section 14 of the Circular, "Support Agreement".

8. Lock-Up Agreements

Vaaldiam and the Locked-Up Shareholders have entered into the Lock-Up Agreements. As of the date of the Lock-Up Agreements, the Locked-Up Shareholders represented that they beneficially owned or controlled 43,619,779 Great Western Shares, representing approximately 46% of the outstanding Great Western Shares. The Lock-Up Agreements set forth the terms and conditions under which Vaaldiam agreed to make the Offer and the agreement of the Locked-Up Shareholders, subject to the terms and conditions of the respective Lock-Up Agreements, to validly and irrevocably tender their Great Western Shares in valid acceptance of the Offer. See Section 12 of the Circular "Commitments to Acquire Securities of Great Western; Lock-Up Agreements". The Offer is subject to certain conditions, including, without limitation, that not less than an aggregate of 43,577,779 Great Western Shares will have been validly deposited under the Offer by Zoneplan Limited, Great Western Minerals Group and Peter Marrone pursuant to Lock-up Agreements.

9. Treatment of Great Western Options and Great Western Warrants in the Offer

The Offer is made only for Great Western Shares and is not made for any Great Western Options or Great Western Warrants to acquire Great Western Shares. Any holder of such Great Western Options or Great Western Warrants who wishes to accept the Offer should, to the extent permitted by their terms and applicable Law, fully exercise, convert or exchange their Great Western Options or Great Western Warrants in order to obtain certificates representing Great Western Shares that may be deposited in accordance with the terms of the Offer.

If any holder of Great Western Options does not exercise such Great Western Options prior to the Expiry Time, such Great Western Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry and exercise price, except that, to the extent permitted in accordance with the terms of the Great Western Options, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Great Western Option will entitle the holder to acquire a number of Vaaldiam Shares, with the number of shares and exercise price adjusted in accordance with the terms of the Great Western Options, based on the exchange ratio used in the Offer.

If any holder of Great Western Warrants does not exercise such Great Western Warrants prior to the Expiry Time, such Great Western Warrants will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry and exercise price, except that, to the extent permitted in accordance with the terms of the Great Western Warrants, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Great Western Warrant may entitle the holder to acquire a number of Vaaldiam Shares, with the number of shares and exercise price adjusted in accordance with the terms of the Great Western Warrants, based on the exchange ratio used in the Offer.

See Section 5 of the Circular, "Purpose of the Offer and Vaaldiam's Plans for Great Western — Treatment of Great Western Options and Great Western Warrants" and Section 8 of the Circular, "Acquisition of Great Western Shares Not Deposited".

The tax consequences to holders of Great Western Options or Great Western Warrants of exercising or not exercising their Great Western Options or Great Western Warrants are not described in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations". Holders of Great Western Options or Great Western Warrants should consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Great Western Options or Great Western Warrants.

10. Conditions of the Offer

The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for any Great Western Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer are satisfied or, where permitted, waived at or prior to the Expiry Time.

See Section 2 of the Offer, "Conditions of the Offer" for all of the conditions of the Offer.

11. Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on December 17, 2007 (Expiry Time) or until such later time and date to which the Offeror may extend the Expiry Time of the Offer at its discretion, unless the Offeror withdraws the Offer earlier. See Section 4 of the Offer, "Time for Acceptance".

12. Manner of Acceptance

The Offer may be accepted by Shareholders by depositing certificates representing Great Western Shares that are being deposited, together with a duly completed and signed Letter of Transmittal (printed on green paper)in the form accompanying the Offer and Circular at the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. Shareholders whose Great Western Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Great Western Shares to the Offer.

Shareholders whose certificates for Great Western Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery (printed on yellow paper) in the form accompanying this Offer and Circular.

Shareholders whose Great Western Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents are received by the Depositary.

If a Shareholder wishes to accept the Offer and either the certificate(s) representing the Great Western Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Great Western Shares may nevertheless be deposited pursuant to the Offer, provided that (1) such deposit is made by or through an Eligible Institution, (2) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying the Offer and Circular (or a manually signed facsimile thereof) is received by the Depositary before the Expiry Time at its Toronto, Ontario office listed on the Notice of Guaranteed Delivery, and (3) the certificate(s) representing all deposited Great Western Shares, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) relating to the Great Western Shares, with signatures guaranteed if so required, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

See Section 5 of the Offer, "Manner of Acceptance".

13. Payment for Deposited Shares

If all of the conditions of the Offer have been satisfied or, where permitted, waived by the Offeror, at the Expiry Time, the Offeror will take-up the Great Western Shares validly deposited under, and not withdrawn from, the Offer not later than 10 days after the Expiry Time. The Offeror will pay for the Great Western Shares so taken up promptly, but in any event not later than the earlier of (a) the tenth day after the Expiry Time and (b) three business days after taking up such Great Western Shares. Any Great Western Shares deposited under the Offer after the first date on which Great Western Shares have been taken up by the Offeror but before the Expiry Date will be taken up and paid for promptly, and in any event within 10 days of that deposit. See Section 3 of the Offer, "Take-up and Payment for Deposited Great Western Shares".

14. Right to Withdraw Deposited Shares

Great Western Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Great Western Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 8 of the Offer, "Right to Withdraw Deposited Great Western Shares".

15. Acquisition of Great Western Shares Not Deposited under the Offer

If, within 120 days after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the outstanding Great Western Shares, other than Great Western Shares held by or on behalf of the Offeror or an affiliate or associate of the Offeror (as defined in the CBCA), the Offeror may acquire, pursuant to a Compulsory Acquisition, the remaining Great Western Shares from Shareholders who did not accept the Offer. If the Offeror takes up and pays for the Great Western Shares validly deposited under the Offer and a Compulsory Acquisition is not available or the Offeror elects not to proceed with a Compulsory Acquisition, the Offeror currently intends to take such action as is necessary, including causing a meeting of Shareholders to be held to consider a Subsequent Acquisition Transaction involving Great Western and the Offeror or an affiliate of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Great Western Shares not acquired pursuant to the Offer.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Great Western will necessarily depend on a variety of factors, including the number of Great Western Shares acquired pursuant to the Offer. Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Great Western Shares acquired under the Offer, delays in the Offeror's ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Great Western, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned.

See Section 5 of the Circular, "Purpose of the Offer and Vaaldiam's Plans for Great Western" and Section 8 of the Circular, "Acquisition of Great Western Shares Not Deposited".

16. Certain Canadian Federal Income Tax Considerations

A Shareholder who is resident in Canada, who holds Great Western Shares as capital property and who disposes of such shares to Vaaldiam under the Offer will in certain circumstances obtain an automatic tax-deferred rollover. Where the conditions for such rollover treatment are not met, the Shareholder will generally realize a capital gain (or capital loss) equal to the amount by which the sum of the fair market value, on the date of disposition, of the Vaaldiam Shares, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Great Western Shares.

Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of Great Western Shares to Vaaldiam under the Offer unless those shares constitute "taxable Canadian property" (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

Shareholders should review the more detailed information under Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations" and consult with their own tax advisors regarding their particular circumstances.

17. Business Combination and Other Risks

An investment in Vaaldiam Shares is subject to certain risks. Shareholders should carefully review the risk factors set out in the Offer and Circular before depositing Great Western Shares pursuant to the Offer. See Section 7 of the Circular, "Risk Factors".

18. Depositary

Vaaldiam has engaged Equity Transfer & Trust Company, with offices on 200 University Avenue, 4th Floor, Toronto, Ontario, M5H 4H1 to act as Depositary for the receipt of certificates in respect of Great Western Shares and related Letters of Transmittal deposited under the Offer and for the payment for Great Western Shares purchased by Vaaldiam pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Great Western Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Great Western Shares. The Depositary will receive reasonable and customary compensation from Vaaldiam for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Vaaldiam has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses in connection with the Offer.

19. Dealer Manager and Soliciting Dealer Group

Vaaldiam has retained Canaccord to act as financial advisor and Dealer Manager in connection with the Offer.

Canaccord will be paid a fee for services rendered by it in its capacity as financial advisor and Dealer Manager, and will be reimbursed by Vaaldiam for its reasonable out-of-pocket expenses. In addition, Canaccord will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer.

Canaccord has the right to form a soliciting dealer group (the "**Soliciting Dealer Group**") composed of members of the Investment Dealers Association of Canada and members of the TSX and the TSXV to solicit acceptances of the Offer. The Dealer Manager and the other members of any Soliciting Dealer Group are referred to herein as "Soliciting Dealers". Vaaldiam may make use of the services of a Soliciting Dealer and, in this case, may pay such Soliciting Dealer a fee for each Great Western Share deposited and taken up by Vaaldiam under the Offer other than Great Western Shares held by members of a Soliciting Dealer Group for their own account. Vaaldiam may require Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit.

No fee or commission will be payable by Shareholders who transmit their Great Western Shares directly to the Depositary or who make use of the facilities of a Soliciting Dealer to the Offer, provided that the proceeds resulting from any sale of Vaaldiam Shares for a Shareholder resident in the United States by a registered broker or investment dealer retained by the Depositary on its behalf will be subject to deductions in respect of brokerage commissions and other expenses.

SUMMARY OF VAALDIAM, GREAT WESTERN AND ELKEDRA HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The following tables present a summary of certain historical consolidated financial information in respect of Vaaldiam and Great Western. In addition, since Vaaldiam has also announced its intention to pursue the Elkedra Arrangement, the following tables also present a summary of certain historical consolidated financial information for Elkedra. Vaaldiam's consolidated financial statements as at and for such periods are incorporated by reference in this Offer and Circular.

The historical information presented for Vaaldiam is derived from the audited consolidated financial statements of Vaaldiam as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, and the unaudited consolidated financial statements of Vaaldiam as at June 30, 2007 and for the six months ended June 30, 2007 and 2006. Copies of Vaaldiam's consolidated financial statements and related notes incorporated herein by reference can be found at www.sedar.com.

The historical information presented for Great Western is derived from the audited consolidated financial statements of Great Western as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, and the unaudited consolidated financial statements of Great Western as at June 30, 2007 and for the six months ended June 30, 2007 and 2006. Copies of Great Western's consolidated financial statements and related notes can be found at www.sedar.com.

The historical information presented for Elkedra is derived from the audited consolidated financial statements of Elkedra as at June 30, 2007 and for the year ended June 30, 2007. The summary historical financial information of Elkedra set forth below should be read in conjunction with Elkedra's financial statements and accompanying notes thereto included in this Offer and Circular.

The tables also present Vaaldiam's pro forma consolidated financial information after giving effect to Vaaldiam's acquisition of all of the Elkedra Shares and all of the Great Western Shares pursuant to the Elkedra Arrangement and the Offer, respectively.

This information is derived from and should be read in conjunction with the consolidated financial statements of each of Vaaldiam, Great Western and Elkedra and the related notes to those consolidated financial statements. The summary pro forma consolidated financial information set forth below should also be read in conjunction with the Pro Forma Consolidated Financial Statements and the accompanying notes included in this Offer and Circular. The pro forma consolidated balance sheet as at June 30, 2007 has been prepared from the unaudited consolidated financial statements of each of Vaaldiam and Great Western and the audited consolidated financial statements of Elkedra as at June 30, 2007, and gives pro forma effect to the acquisition of Elkedra and Great Western by Vaaldiam as if the transactions had occurred as at June 30, 2007 and the pro forma consolidated statements of operations for the period ended June 30, 2007 have been prepared from the unaudited consolidated financial statements of each of Vaaldiam and Great Western and from the audited consolidated financial statements of Elkedra for the period ended June 30, 2007 as well as the unaudited consolidated financial statements of Elkedra for the period ended December 31, 2006, as if the transactions had occurred as of January 1, 2006. The pro forma consolidated statements of operations for the period ended December 31, 2006 have been prepared from the audited consolidated financial statements of each of Vaaldiam and Great Western for the year ended December 31, 2006 and from the audited financial statements of Elkedra for the years ended June 30, 2007 and 2006, as well as the unaudited consolidated financial statements of Elkedra for the periods ended December 31, 2006 and 2005 as if the transactions had occurred as of January 1, 2006.

In preparing the unaudited pro forma consolidated financial statement information, management of the Offeror has made certain assumptions that affect the amounts reported in the Pro Forma Consolidated Financial Statements. The information in the Pro Forma Consolidated Financial Statements is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. **Vaaldiam is in no way responsible for the financial reporting by Elkedra or Great Western. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Vaaldiam and Elkedra and Great Western.**

Vaaldiam Summary of Financial Information and Pro Forma Consolidated Financial Information

Statement of Earnings Data	Year Ended December 31			Pro Forma	Six Months Ended		Pro Forma
	2004	2005	2006	Year Ended December 31, 2006	June 30, 2006	June 30, 2007	June 30, 2007
	(in thousands of $, except per share amounts)						
Revenues	Nil	Nil	Nil	3,837	Nil	Nil	5,412
Loss before income tax	923	1,496	3,697	9,225	2,398	4,147	11,183
Future income tax recovery	(181)	(489)	(181)	(977)	Nil	Nil	32
Net loss	742	1,007	3,518	8,250	2,398	4,147	11,217
Net loss per share	$0.02	$0.018	$0.044	$0.04	$0.03	$0.05	$0.06

Balance Sheet Data	December 31, 2005	December 31, 2006	June 30, 2007	Pro Forma June 30, 2007
	(in thousands of $)			
Cash and cash equivalents	6,818	12,319	2,670	32,038
Other current assets	1,466	654	427	2,492
Deferred exploration expenditures	4,940	10,468	18,010	131,336
Current liabilities	317	1,517	669	4,752
Total debt	Nil	Nil	Nil	4,515
Other non-current liabilities	Nil	169	1,881	31,514
Total shareholders' equity	13,277	23,176	22,131	137,977

Elkedra Summary of Consolidated Financial Information

(Expressed in accordance with Australian Equivalent to International Financial Reporting Standards ("AIFRS"))

Statement of Earnings Data	Year Ended June 30	
	2006	2007
	(in thousands of Australian dollars except per share amounts)	
Revenues	Nil	10,387
Net income (loss)	(4,200)	(8,848)
Net income (loss) per share	(0.0594)	(0.0953)

Balance Sheet Data	June 30, 2006	June 30, 2007
	(in thousands of Australian dollars)	
Cash, cash equivalents and short-term deposits	4,235	2,020
Investments accounted for using the equity method	Nil	5,704
Other current assets	65	266
Current liabilities	3,801	4,228
Total long-term debt	8,029	5,000
Total shareholders' equity	13,098	17,552

Great Western Summary of Consolidated Financial Information

Statement of Earnings Data	Year Ended December 31			Six Months Ended June 30	
	2004	2005	2006	2006	2007
	(in thousands of $, except per share amounts)				
Revenues	Nil	Nil	Nil	Nil	Nil
Net loss	93	667	862	1,139	1,845
Net loss per share	3.58	0.05	0.03	0.07	0.04

Balance Sheet Data	December 31, 2005	December 31, 2006	June 30, 2007
	(in thousands of $)		
Cash, cash equivalents and short-term deposits	2,614	2,055	1,339
Other current assets	174	870	1,825
Deferred exploration expenditures	2,282	7,307	34,938
Current liabilities	287	1,240	265
Total debt	Nil	Nil	Nil
Other non-current liabilities	Nil	Nil	8,180
Total shareholders' equity	4,783	9,076	29,776

November 7, 2007

OFFER

TO: THE HOLDERS OF COMMON SHARES OF GREAT WESTERN

The accompanying Circular which is incorporated into and forms part of the Offer contains important information and should be read carefully before making a decision with respect to the Offer. This Offer and the Circular constitute the takeover bid circular required under applicable Canadian securities laws. Capitalized terms used in the Offer but not otherwise defined herein are defined in the section entitled "Glossary".

1. The Offer

Subject to the following terms and conditions and those set forth in Section 2 of this Offer, "Conditions of the Offer" and in the Letter of Transmittal and the Notice of Guaranteed Delivery, the Offeror hereby offers to purchase all of the outstanding Great Western Shares, other than any Great Western Shares owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date, and including any Great Western Shares that may become outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any presently outstanding securities of Great Western that are convertible into or exchangeable or exercisable for Great Western Shares, on the basis of 0.45 of a Vaaldiam Share in respect of each Great Western Share, subject to adjustment as provided herein.

The Offer is made only for Great Western Shares and is not made for any options, warrants or other rights to acquire Great Western Shares. Any holder of such options, warrants or other rights to acquire Great Western Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, convert or exchange the options, warrants or other rights in order to obtain certificates representing Great Western Shares that may be deposited in accordance with the terms of the Offer. Any such exercise must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Great Western Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 5 of this Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

If any holder of Great Western Options does not exercise such Great Western Options prior to the Expiry Time, then such Great Western Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry and exercise price, except that, to the extent permitted in accordance with the terms of the Great Western Options, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Great Western Option will entitle the holder thereof to acquire a number of Vaaldiam Shares, with the number of shares and exercise price adjusted in accordance with the terms of the Great Western Options, based on the exchange ratio used in the Offer.

If any holder of Great Western Warrants does not exercise such Great Western Warrants prior to the Expiry Time, such Great Western Warrants will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry and exercise price, except that, to the extent permitted in accordance with the terms of the Great Western Warrants, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Great Western Warrant may entitle the holder thereof to acquire a number of Vaaldiam Shares, with the number of shares and exercise price adjusted in accordance with the terms of the Great Western Warrants, based on the exchange ratio used in the Offer. See Section 5 of the Circular, "Purpose of the Offer and Vaaldiam's Plans for Great Western — Treatment of Great Western Options and Great Western Warrants" and Section 8 of the Circular, "Acquisition of Great Western Shares Not Deposited".

Fractional Vaaldiam Shares will not be issued in connection with the Offer. Where, on any Take-Up Date, a Shareholder is to receive Vaaldiam Shares as consideration under the Offer and the aggregate number of Vaaldiam Shares to be issued to such Shareholder would result in a fraction of a Vaaldiam Share being issuable, the number of Vaaldiam Shares to be received by such Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

The accompanying Circular, which is incorporated into and forms part of the Offer, and the Letter of Transmittal and the Notice of Guaranteed Delivery, contains important information that should be read carefully before making a decision with respect to the Offer.

2. Conditions of the Offer

The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for, and will have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Great Western Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) Zoneplan Limited, Great Western Minerals Group and Peter Marrone shall have validly deposited under the Offer and not withdrawn 43,577,779 Great Western Shares.

(b) Vaaldiam shall have completed the acquisition of Elkedra pursuant to the terms of the Elkedra Arrangement.

(c) There shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Great Western Shares which, together with any Great Western Shares held by Vaaldiam and its affiliates, constitutes at least 66⅔% of the Great Western Shares outstanding (on a fully diluted basis) at the Expiry Time.

(d) All Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated.

(e) There shall have been no Material Adverse Effect on Great Western.

(f) (A) No act, action, suit or proceeding shall have been taken or commenced by any Governmental Entity or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of law and (B) no Law, policy, decision or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, in the case of (A) or (B) above:

  (i) to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the purchase by or the sale to Vaaldiam of Great Western Shares under the Offer or the rights of Vaaldiam to own or exercise full rights of ownership of Great Western Shares or to complete a Compulsory Acquisition or Subsequent Acquisition Transaction or which would reasonably be expected to have such an effect; or

  (ii) which has resulted in, or if the Offer or a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, would reasonably be expected to have, a Material Adverse Effect on Great Western.

(g) There shall not exist any prohibition at Law against Vaaldiam making or maintaining the Offer or taking up and paying for Great Western Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction.

(h) (i) All representations and warranties of Great Western in the Support Agreement qualified as to materiality shall be true and correct and those not so qualified, if not true and correct, shall not have a Material Adverse Effect on Great Western, in each case, as of the date of the Support Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date);

  (ii) any failure by Great Western and its subsidiaries to perform covenants to be performed by it or them under the Support Agreement shall not have had a Material Adverse Effect on Great Western; and

  (iii) the Support Agreement shall not have been terminated and shall remain in full force and effect.

(i) Vaaldiam shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Great Western with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada, or elsewhere, which Vaaldiam shall have determined in its reasonable judgment constitutes a Material Adverse Effect with respect to Great Western.

(j) Vaaldiam shall have determined, acting reasonably, that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve, the financial, banking or capital markets generally.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion (other than any intentional action or inaction by the Offeror). Each of the foregoing conditions is independent of and in addition to each other.

The Offeror may, in its sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time on or before the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right will be deemed to be an ongoing right which may be asserted at any time and from time to time. The Offeror reserves the right to withdraw the Offer on or prior to the Expiry Time if any condition to the Offer remains unsatisfied or has not been waived. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by Law, as soon as practicable thereafter to notify Shareholders in the manner set forth below in Section 11 of this Offer, "Notice and Delivery" and will provide a copy of such notice to the TSX and the TSXV. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario. In the event of any waiver, all Great Western Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer. If the Offer is withdrawn, the Offeror will not be obligated to take-up or pay for any Great Western Shares deposited under the Offer and the Depositary will promptly return all Great Western Shares to the parties by whom they were deposited in acceptance of the Offer. See Section 9 of this Offer, "Return of Great Western Shares".

3. Take-Up and Payment for Deposited Great Western Shares

The take-up and payment for Great Western Shares tendered or deposited pursuant to the Offer is subject to the irrevocable and unqualified provision that no Great Western Shares will be taken up and paid for pursuant to the Offer (a) prior to the Expiry Time; and (b) unless at such time all conditions of the Offer shall have been fulfilled or waived as described above. Subject to the foregoing, if all of the conditions referred to above in Section 2 of this Offer, "Conditions of the Offer" have been fulfilled or, where permitted, waived at or prior to the Expiry Time, the Offeror will become obligated to take up the Great Western Shares validly deposited under the Offer and not validly withdrawn, promptly following the Expiry Time, but in any event not later than 10 days after the Expiry Date. The Offeror will pay for the Great Western Shares so taken up promptly, but in any event not later than the earlier of (a) the tenth day after the Expiry Time and (b) three business days after taking up such Great Western Shares. Any Great Western Shares deposited under the Offer after the first date on which Great Western Shares have been taken up by the Offeror will be taken up and paid for promptly, and in any event within 10 days of that deposit.

The Offeror will be deemed to have taken up and accepted for payment Great Western Shares validly deposited and not validly withdrawn under the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its office in Toronto, Ontario to that effect. The Offeror expressly reserves the right, at its discretion, to delay or otherwise refrain from taking up and paying for any Great Western Shares or to terminate the Offer and not take up or pay for any Great Western Shares pursuant to the Offer if any condition specified under "Conditions of the Offer" in Section 2 of the Offer is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its office in Toronto, Ontario.

The Offeror will pay for Great Western Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for Vaaldiam Shares for transmittal to Persons who have deposited Great Western Shares under the Offer. Under no circumstances will interest accrue or be paid on the Offered Consideration by the Offeror or the Depositary to such Persons, regardless of any delay in making such payment.

The Depositary will act as the agent of the Persons who have deposited Great Western Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such Persons. Receipt of the share certificates representing the Offered Consideration by the Depositary will be deemed to constitute receipt of payment by Persons depositing Great Western Shares.

Settlement with each Shareholder who has deposited and not validly withdrawn Great Western Shares under the Offer will be made by the Depositary forwarding a certificate for the Vaaldiam Shares to which such Shareholder is entitled under the Offer. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates will be issued in the name of the registered Shareholder of the Great Western Shares so deposited. Unless the Person depositing the Great Western Shares instructs the Depositary to hold the certificate representing the Vaaldiam Shares for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate will be forwarded by first class insured mail to such Person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of Great Western. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Great Western Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer provided that the proceeds resulting from any sale of Vaaldiam Shares for a Shareholder resident in the United States by a registered broker or investment dealer retained by the Depositary on its behalf will be subject to deductions in respect of brokerage commissions and other expenses.

4. Time for Acceptance

The Offer is open for acceptance, unless extended or withdrawn at the sole discretion of the Offeror, until 5:00 p.m. (Toronto time), on December 17, 2007 (see Section 6 of this Offer, "Extensions, Variations and Changes to the Offer"). Subject to applicable laws, at Expiry Time the Offeror will make a public announcement whether the conditions of the Offer have been satisfied or waived. No Great Western Shares will be taken up and paid for pursuant to the Offer prior to the Expiry Time.

5. Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by Shareholders by depositing the following documents with the Depositary at the office specified in the Letter of Transmittal before the Expiry Time:

(a) the certificate or certificates representing the Great Western Shares in respect of which the Offer is being accepted;

(b) a properly completed and duly signed copy of the Letter of Transmittal (or a manually signed facsimile copy), with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal; and

(c) any other relevant document required by the instructions set forth on the Letter of Transmittal.

Participants in CDS should contact the Depositary with respect to the deposit of their Great Western Shares under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such Great Western Shares under the Offer.

The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time at the address for the Depositary indicated on the Letter of Transmittal.

Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for Great Western Shares may deposit certificates representing Great Western Shares pursuant to the procedure for guaranteed delivery described below before the Expiry Time.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a) the Letter of Transmittal is signed by the registered owner of the Great Western Shares exactly as the name of the registered holder appears on the Great Western Share certificate deposited therewith, and the certificates for Vaaldiam Shares issuable under the Offer, are to be delivered directly to such registered holder; or

(b) Great Western Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Great Western Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the certificates for the Vaaldiam Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Method of Delivery

The method of delivery of Great Western Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates for Great Western Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Great Western Shares by the Depositary.

A Shareholder who wishes to deposit Great Western Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Great Western Shares under the Offer.

Procedure for Guaranteed Delivery

If a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder's Great Western Shares are not immediately available or (ii) such Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary at or before the Expiry Time, those Great Western Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a) such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time; and

(c) the certificate or certificates representing the deposited Great Western Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and all other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Great Western Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Great Western Shares to the Depositary by means of a book-based transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-based transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Great Western Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Great Western Shares determined by it not to be in proper form, or the issue of Vaaldiam Shares in respect of which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer, or (ii) any defect or irregularity in any deposit of Great Western Shares. No deposit of Great Western Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Great Western Shares or in making payments for Great Western Shares or in lieu of fractional Vaaldiam Shares to any person on account of Great Western Shares accepted for exchange or payment pursuant to the Offer.

Dividends and Distributions

Except as provided below, subject to the terms and conditions of the Offer, including in particular Section 7 of this Offer, "Adjustments; Liens", and subject, in particular, to Great Western Shares being validly withdrawn by or on behalf of a depositing Shareholder, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Great Western Shares covered by the Letter of Transmittal delivered to the Depositary (the "**Deposited Shares**") and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**").

Power of Attorney

An executed Letter of Transmittal (or, in the case of shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by the Letter of Transmittal or book-entry transfer (which shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "**Purchased Securities**"), certain officers of the Offeror and any other person designated by the Offeror in writing (each an "**Appointee**") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Shareholder with respect to the Purchased Securities. The Letter of Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Great Western; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Great Western; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Great Western and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. **Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.**

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the Offeror taking up Great Western Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. The agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited to the Offer, (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

6. Extensions, Variations and Changes to the Offer

The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until the Expiry Time, unless the Offer is extended or withdrawn by the Offeror.

The Offeror may, at any time and from time to time while the Offer is open for acceptance, vary the terms of the Offer (other than those stated to be irrevocable and unqualified) or extend the Expiry Time by giving notice in writing to the Depositary at its office in Toronto, Ontario. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Vaaldiam Shares), the Offeror will give written notice of such change to the Depositary at its office in Toronto, Ontario. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable Law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of Great Western. In addition, the Offeror will provide a copy of such notice to the TSXV and the applicable regulatory authorities. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario. During any extension of the Offer, all Great Western Shares previously deposited, not taken up and not withdrawn will remain subject to the Offer and to the right of Shareholders to withdraw such shares and, subject to applicable Laws, may be accepted for purchase by the Offeror in accordance with the terms of the Offer.

An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offeror of any of its rights under Section 2 of this Offer, "Conditions of the Offer".

Under applicable Canadian provincial securities Laws, if there is a variation in the terms of the Offer, the period during which Great Western Shares may be deposited under the Offer will not expire before 10 days after the notice of variation has been delivered. If the Offer is scheduled to expire at any time earlier than the tenth day from the date that the notice of variation is first published, sent or given to Shareholders, the Offer will be extended at least until the expiration of such tenth day. The requirement to extend the Offer will not apply to the extent that the number of days remaining between the occurrence of the change and the then-scheduled Expiry Time equals or exceeds the minimum extension period that would be required because of such amendment.

If, before the Expiry Time, the Offeror in its sole discretion elects to increase the Offered Consideration, such increase will be applicable to all holders whose Great Western Shares are taken up under the Offer.

7. Adjustments; Liens

If, on or after the date of the Offer, Great Western should divide, combine, reclassify, consolidate, convert or otherwise change any of the Great Western Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of this Offer, "Conditions of the Offer," make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor). See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

Great Western Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after date of Offer on or in respect of the Great Western Shares, whether or not separated from the Great Western Shares, but subject to any Great Western Shares being validly withdrawn by or on behalf of a depositing Shareholder.

If, on or after the date of the Offer, Great Western should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Great Western Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Great Western in respect of Great Western Shares, then the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may withhold the entire amount of share consideration payable by the Offeror pursuant to the Offer or deduct from the number of Vaaldiam Shares payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations".

8. Right to Withdraw Deposited Great Western Shares

Except as otherwise provided in this Section 8, all deposits of Great Western Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable Laws, any Great Western Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time when the Great Western Shares have not been taken up by the Offeror pursuant to the Offer;

(b) if the Great Western Shares have not been paid for by the Offeror within three business days after having been taken-up; or

(c) at any time before the expiration of 10 days from the date upon which either:

  (i) a notice of change relating to a change in the information contained in the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror unless it is a change in a material fact relating to the Vaaldiam Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Great Western Shares where the Expiry Time is not extended for more than 10 days), is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Great Western Shares. Any such notice of withdrawal must (i) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (ii) be signed by or on behalf of the Person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Great Western Shares to be withdrawn, and (iii) specify the number of Great Western Shares to be withdrawn, the name of the registered holder and the certificate number shown on the share certificate(s) representing each Great Western Share to be withdrawn. No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered holder of the Great Western Shares exactly as the name of the registered holder appears on the certificate representing Great Western Shares deposited with the Letter of Transmittal or if the Great Western Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of Great Western Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

Alternatively, if Great Western Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 5 of this Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", any notice of withdrawal must specify the name and number of the account at CDS, to be credited with the withdrawn Great Western Shares and otherwise comply with the procedures of CDS.

All questions as to form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

Withdrawals may not be rescinded and any Great Western Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Great Western Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 5 of the Offer, "Manner of Acceptance".

If the Offeror extends the period of time during which the Offer is open, is delayed in taking-up or paying for or exchanging the Great Western Shares or is unable to take-up or pay for or exchange Great Western Shares for any reason, then, without prejudice to the Offeror's other rights under the Offer, the Depositary may, subject to applicable Laws, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Great Western Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section or pursuant to applicable Laws.

9. Return of Great Western Shares

If any deposited Great Western Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Great Western Shares than are deposited, certificates for unpurchased Great Western Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by either (i) sending new certificates representing Great Western Shares not purchased or by returning the deposited certificates (and other relevant documents) or (ii) in the case of Great Western Shares deposited by book-entry transfer of such Great Western Shares pursuant to the procedures set forth in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", such Great Western Shares will be credited to the depositing Shareholder's account maintained with CDS. Certificates (and other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Great Western or its transfer agent, as soon as practicable after the termination of the Offer.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. A person entitled to share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Great Western Shares were delivered, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of the Offer, "Notice and Delivery", the deposit of share certificates and any other relevant documents with the Depositary in such circumstance will constitute delivery to the persons entitled thereto and the Great Western

Shares will be deemed to have been paid for immediately upon such deposit. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with Section 11 of the Offer, "Notice and Delivery".

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if it is mailed by prepaid, first class mail to the registered holders of such securities at their respective addresses appearing in the appropriate registers maintained by Great Western and will be deemed, unless otherwise specified by applicable Laws, to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada following mailing. In the event of any interruption of mail service in Canada, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if (i) it is given to the TSXV for dissemination through its facilities, (ii) if it is published once in the National Edition of *The Globe and Mail* or the *National Post*, and *La Presse*, or (iii) it is given to the Canada NewsWire Service for dissemination through its facilities.

Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders. In addition, the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of Great Western Shares when such list or listing is received.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable.

12. Market Purchases

Vaaldiam reserves the right to, and may, acquire, or cause an affiliate to acquire, beneficial ownership of Great Western Shares by making purchases through the facilities of the TSXV, subject to applicable laws, at any time prior to the Expiry Time. In no event will Vaaldiam make any such purchases until the third business day following the date of the Offer. The aggregate number of Great Western Shares beneficially acquired by Vaaldiam through the facilities of the TSXV while the Offer is outstanding will not exceed 5% of the outstanding Great Western Shares as of the date of the Offer and Vaaldiam will issue and file a press release containing the information prescribed by law after the close of business of the TSXV on each day on which such Great Western Shares have been purchased. For the purposes of this paragraph, "Vaaldiam" includes Vaaldiam and any person acting jointly or in concert with Vaaldiam.

Although the Offeror has no current intention to do so, subject to compliance with applicable securities Laws, the Offeror reserves the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Great Western Shares taken-up and paid for under the Offer.

13. Other Terms of the Offer

No broker, dealer or other Person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror other than as contained in the Offer and Circular and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

The Offeror reserves the right to transfer or assign to one or more of its affiliates the right to purchase all or any portion of the Great Western Shares deposited pursuant to the Offer. Any such transfer will not relieve the Offeror of its obligations under the Offer and will not prejudice the rights of Shareholders depositing Great Western Shares to receive payment for Great Western Shares validly deposited and taken up pursuant to the Offer.

The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Great Western Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not

be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer, together with the documents forming part of the Offer, constitutes the takeover bid circular required under applicable Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer. The Offeror, in its sole discretion, shall be entitled to make a final and binding determination on all questions relating to the Offer, the Circular, the Letters of Transmittal, the Notices of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of the withdrawal of any Great Western Shares.

Dated: November 7, 2007

VAALDIAM RESOURCES LTD.

"KENNETH JOHNSON"
(signed) Kenneth Johnson
President and Chief Executive Officer

CIRCULAR

This Circular is supplied by Vaaldiam with respect to the accompanying Offer. The terms and provisions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular and Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Annex A (Vaaldiam/Elkedra/Great Western Pro Forma Consolidated Financial Statements), Annex B (Certain Information Regarding the Directors and Executive Officers of Vaaldiam), Annex C (Wellington West Fairness Opinion), Annex D (Elkedra Financial Statements), Annex E (Summary of Technical Report on Duas Barras Project) and Annex F (Summary of Technical Report on Chapada Diamond Mine) also form part of this Circular. Capitalized words and terms used in this Circular but not defined herein will have the meanings given to them above under the heading "Glossary" immediately following the "Summary Term Sheet" section of this Offer and Circular.

1. Vaaldiam

Vaaldiam Resources Ltd.

Vaaldiam is one of Canada's premier diamond exploration companies, offering the following strengths to the proposed combination of the two companies:

- *Experienced Management Team.* Led by experienced senior management, and backed by a strong board of directors, Vaaldiam has attained a significant market profile.
- *One of the Largest, Most Diversified and Prospective Diamond Property Portfolios.* In 2007, Vaaldiam commenced production on its Duas Barras Mine in Brazil, the largest diamond mine presently operating in South America in terms of carats produced monthly. Vaaldiam also has two other diamond deposits in Brazil which are at the mini bulk sample stage.
- *Experienced Technical Team.* Vaaldiam's technical team is one of the most experienced in Brazil in terms of diamond exploration, mine development and mining operations.
- *New Partnerships and Properties Being Added.* Vaaldiam is constantly adding new properties either as a result of its own generative exploration activities or through the optioning of promising or under-evaluated properties held by others. Recently (June 2007), Vaaldiam secured an agreement with Rio Tinto transferring operatorship and 100% ownership of the Southern Block of the Pimenta Bueno diamond project to Vaaldiam. Rio Tinto retained an option to back-in to a 60% interest in any kimberlite pipe that meets Rio Tinto's development criteria. The Southern Block of the Pimenta Bueno property hosts 3 dyke swarms and 38 kimberlite pipes, of which 18 are known to be diamond-bearing from sampling conducted to date. The Pimenta Bueno property in Rondonia State, Brazil is composed of approximately 209,000 hectares in the Southern Block and approximately 49,000 hectares in the Northern Block.

  Vaaldiam is a leading diamond production and exploration company with one of the largest property portfolio in under-explored regions of Brazil. In September 2007, Vaaldiam commenced commercial production on its Duas Barras Mine in Brazil, and recovered 4,304 carats in that month. See Annex E for a summary of the technical report on the Duas Barras diamond mine entitled "Technical Report on the Duas Barras Project, Brazil (revised)" dated March 30, 2007 which has been prepared by Richard H. T. Garnett, PhD., C.Eng. and Paul Joseph Daigle, P. Geo.; the complete technical report on the Duas Barras diamond mine is hereby incorporated by reference and can be found on www.sedar.com.

  Vaaldiam also has two other diamond deposits in Brazil which are at the mini bulk sample stage.

The Vaaldiam Shares are listed on the TSX under the symbol "VAA".

Vaaldiam was incorporated under the laws of British Columbia on February 28, 1983 under the name "Noble Peak Resources Ltd." and continued under the *Canada Business Corporations Act* by Articles of Continuation dated March 4, 1987. By Articles of Amalgamation dated November 30, 1988, Noble Peak Resources Ltd. amalgamated with NPR Metallurgy Ltd. continuing as "Noble Peak Resources Ltd." By Articles of Amendment dated July 31, 1998, the name was changed from Noble Peak Resources Ltd. to Vaaldiam Resources Ltd., at which time the shares of Vaaldiam were consolidated on the basis of one new Vaaldiam share for each ten Vaaldiam shares then outstanding.

Vaaldam's corporate and registered office is located at 55 University Avenue, 11th Floor, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

In November 2003, Vaaldiam acquired 99.999% of the outstanding securities of Mineração Paraguaçu Indústria e Comércio Ltda. ("**MPIC**") since renamed Vaaldiam do Brasil Mineração Ltda., a private limited liability company organized under the laws of Brazil, in exchange for Vaaldiam Shares and, as a result, the transaction constituted a reverse takeover by

MPIC. In connection with this acquisition, the Vaaldiam Shares were consolidated on the basis of one new Vaaldiam Share for each four shares then outstanding.

Vaaldiam is a reporting issuer or the equivalent in the Provinces of British Columbia, Alberta, Manitoba, Ontario, Saskatchewan and Québec and files its continuous disclosure documents with the securities regulatory authorities in such jurisdictions. Such documents are available at www.sedar.com.

Elkedra Arrangement

On July 3, 2007, Vaaldiam announced it is also making an offer to acquire, by way of a scheme of arrangement under the laws of Australia, all of the outstanding Elkedra Shares on the basis of 0.52 of a Vaaldiam Share for each Elkedra Share.

The shareholders of Elkedra approved the Elkedra Arrangement at a meeting of shareholders held on October 29, 2007. The Elkedra Arrangement received court approval on November 1, 2007 and it is expected to close on or about November 20, 2007.

Elkedra Diamonds NL

Except as otherwise indicated, the information concerning Elkedra contained in this Offer and Circular has been taken from or is based upon publicly available documents and records on file with Australian securities regulatory authorities and other public sources. Although Vaaldiam has no knowledge that would indicate that any statements contained herein concerning Elkedra taken from or based on such documents and records are untrue or incomplete, neither Vaaldiam nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Elkedra's financial statements, or for any failure by Elkedra to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Vaaldiam.

Elkedra is a diamond exploration and production company with interests in a number of prospective properties in Brazil and Australia.

Elkedra's principal asset is the Chapada alluvial diamond mine and processing plant located in the Brazilian state of Mato Grosso. The first sales of diamonds from the mine were made in early August 2006. The processing plant is designed to operate at a rate of 600,000 bank cubic metres per annum. The Chapada Mine is currently producing approximately 1,500 carats per month of mostly gem quality diamonds with an average value of approximately US$391 per carat being achieved since production commenced. The mine, which operates on a 24 hour, 7 days per week basis, provides employment for 110 full-time direct employees, while 70 other personnel are employed by a mining contractor. The focus at Chapada is currently on operating cost reduction and exploration as the Chapada Mine has not been profitable to date. Chapada is the second largest diamond mine operating in South America in terms of carats produced monthly, with only Vaaldiam's Duas Barras mine being more productive. See Annex F for a summary of the technical report on the Chapada alluvial diamond mine entitled "Technical Report on the Chapada Alluvial Diamond Project, Mato Grosso State, Brazil" dated August 31, 2007 which has been prepared by Chester M. Moore, P. Eng. and Boris S. Karpoff, P. Eng. of Scott Wilson Roscoe Postle Associates Inc.; the complete technical report on the Chapada diamond mine is hereby incorporated by reference and can be found on www.sedar.com.

Elkedra also has an interest in diamond tenements located in the Altjawarra Craton in central northern Australia.

The Elkedra Shares are listed on the ASX and the AIM under the symbol "EDN". The Elkedra Shares are expected to cease trading on the AIM and ASX markets on November 7, 2007 and November 8, 2007, respectively.

Elkedra was incorporated on April 4, 2000. It was listed on the ASX on January 8, 2002 and on AIM on September 3, 2004.

Elkedra's registered and head office is located at Level 1, 130 Hay Street, Subiaco WA 6008, Australia.

Vaaldiam — Authorized and Outstanding Share Capital

Vaaldiam is authorized to issue an unlimited number of Vaaldiam Shares. As at November 2, 2007, there were 83,201,204 Vaaldiam Shares outstanding. As at November 2, 2007, there were an additional 7,055,000 Vaaldiam Shares issuable upon exercise of outstanding options to purchase Vaaldiam Shares.

On August 15, 2007, Vaaldiam completed the Subscription Receipt Financing. Upon closing of the Offering, the Subscription Receipt Escrow Funds were delivered to the Subscription Receipt Agent and the balance of the proceeds of the Subscription Receipt Financing were delivered to Vaaldiam. Upon satisfaction of the Subscription Receipt Escrow Release Conditions, the Subscription Receipt Escrow Funds will be delivered to Vaaldiam and the Subscription Receipts will be automatically exchanged for the Vaaldiam Units. In the event that either (i) the Subscription Receipt Escrow Release Conditions are not satisfied by the Subscription Receipt Escrow Release Time, or (ii) the closing of the Elkedra Arrangement does not occur on or before the Subscription Receipt Final Escrow Deadline, the Subscription Receipt Escrowed Funds, plus any accrued interest earned thereon, shall be returned pro rata to each holder of the Subscription Receipts in exchange for that number of Subscription Receipts held by such holder multiplied by the Subscription Receipt Escrow Ratio.

Vaaldiam Shares carry the right to one vote per share. The Vaaldiam Shares rank equally, including in respect of dividends and the right to receive the remaining property of Vaaldiam upon dissolution. The holders of Vaaldiam Shares are entitled to such dividends as may be declared by the board of directors in its discretion out of funds legally available therefor. No dividends have ever been paid and none are expected in the foreseeable future.

The following table sets forth the number of currently outstanding Vaaldiam Shares and the number of Vaaldiam Shares expected to be outstanding upon completion of the Offer and the Elkedra Arrangement, based on certain assumptions.

Pro Forma Vaaldiam Shares Outstanding and Ownership

	Vaaldiam Shares	
	# of Vaaldiam Shares	**% Upon Completion of the Offer and the Elkedra Offer**
Vaaldiam Shares Currently Outstanding		
Existing Vaaldiam Shareholders	83,201,204	39.6
Vaaldiam Shares to be Issued in Offer		
Locked-Up Shareholders[(1)(2)]	19,628,901	9.3
Other Great Western Shareholders [(1)(2)]	22,465,938	10.7
SUBTOTAL:	125,296,043	59.6
Vaaldiam Shares to be Issued in Elkedra Arrangement[(3)(4)]	55,622,793	26.5
Vaaldiam Shares to be Issued upon Conversion of Subscription Receipts [(5)]	29,250,000	13.9
TOTAL:	210,168,836	100

Notes:

(1) As at November 2, 2007, Great Western had 93,544,087 Great Western Shares issued and outstanding (excluding Great Western Shares held by Vaaldiam). Assumes the tender of all such Great Western Shares into the Offer.

(2) As at November 2, 2007, Great Western also had 6,750,000 Great Western Options and 28,180,066 Great Western Warrants outstanding (excluding Great Western Warrants held by Vaaldiam) and it is assumed they will not be exercised prior to completion of, and the underlying Great Western Shares will not be tendered into, the Offer.

(3) As at November 2, 2007, Elkedra had 106,966,910 Elkedra Shares issued and outstanding.

(4) As at November 2, 2007 Elkedra had 12,133,334 options outstanding to purchase Elkedra Shares and it is assumed they will not be exercised prior to completion of the Elkedra Arrangement. Subject to the terms of the Elkedra options and warrants, it is anticipated that the Elkedra options and warrants will be assumed in the Elkedra Arrangement and become exercisable for Vaaldiam Shares.

(5) Assumes full conversion of the Subscription Receipts.

Price Range and Trading Volumes of Vaaldiam Shares

The Vaaldiam Shares are listed and posted for trading on the TSX under the trading symbol "VAA". The following tables set forth, for the periods indicated, the reported high, low and closing sale prices and the aggregate volume of trading of the Vaaldiam Shares on the TSX:

Vaaldiam Shares

Monthly Price Range and Trading Volumes

	High ($)	**Low ($)**	**Close ($)**	**Volume (#)**
2006				
August	1.13	0.84	0.87	1,745,587
September	1.00	0.79	0.89	1,124,912

October	0.90	0.75	0.80	3,083,312
November	0.95	0.80	0.88	1,859,522
December	1.08	0.80	0.89	1,206,066

2007	**High ($)**	**Low ($)**	**Close ($)**	**Volume (#)**
January	0.93	0.80	0.85	561,283
February	1.05	0.76	0.91	4,682,046
March	0.93	0.78	0.84	5,475,150
April	1.07	0.79	1.01	4,966,134
May	1.10	0.90	1.00	2,678,572
June	1.00	0.81	0.87	1,249,456
July	1.07	0.81	0.81	9,579,339
August	0.87	0.68	0.72	3,479,385
September	0.86	0.71	0.82	3,806,130
October	0.87	0.73	0.78	1,215,973

Note: Source: TSX Market Data.

Vaaldiam Shares

Quarterly Price Range and Trading Volumes

2005	**High ($)**	**Low ($)**	**Close ($)**	**Volume (#)**
July -- September	0.88	0.68	0.75	2,072,922
October -- December	0.84	0.60	0.70	2,130,372
2006				
January – March	1.50	1.18	1.38	3,104,777
April – June	1.70	0.70	0.85	8,303,554
July – September	1.13	0.65	0.89	4,530,716
October -- December	1.05	0.75	0.89	6,149,400
2007				
January -- March	1.05	0.76	0.84	10,718,479
April -- June	1.10	0.79	0.87	8,894,162
July – September	1.07	0.68	0.82	16,864,854

Note: Source: TSX Market Data.

The closing price of the Vaaldiam Shares on the TSX on November 2, 2007 was $0.73.

Documents Incorporated by Reference and Further Information

Further information with respect to Vaaldiam is set forth in Annex A (Vaaldiam/Elkedra/Great Western Pro Forma Consolidated Financial Statements) which are incorporated into and form part of this Circular. The following documents of Vaaldiam, copies of which can be found at www.sedar.com, are specifically incorporated by reference into this Circular:

(a) Annual Information Form dated March 22, 2007 for the year ended December 31, 2006;

(b) the audited comparative consolidated financial statements and the notes thereto for the financial years ended December 31, 2006 and 2005, together with the auditors' report thereon dated March 16, 2007;

(c) the management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2006;

(d) the audited comparative consolidated financial statements and the notes thereto for the financial years ended December 31, 2005 and 2004, together with the auditors' report thereon dated March 31, 2006;

(e) the unaudited comparative consolidated interim financial statements and the notes thereto for the financial periods ended June 30, 2007 and 2006;

(f) the management's discussion and analysis of financial condition and results of operations for the financial period ended June 30, 2007;

(g) Management Proxy Circular dated May 8, 2007 for Vaaldiam's annual meeting of shareholders held on June 14, 2007;

(h) Material Change Report dated March 9, 2007 relating to Vaaldiam's acquisition of a 100% interest in the Brauna diamond deposits from Majescor Resources Inc., which held a 40% interest in the joint venture;

(i) Material Change Report dated July 10, 2007 relating to the Offer and the Elkedra Arrangement;

(j) Material Change Report dated July 23, 2007 relating to the announcement of the Subscription Receipt Financing;

(k) Material Change Report dated August 22, 2007 relating to the closing of the Subscription Receipt Financing;

(l) Technical report on the Duas Barras diamond mine entitled "Technical Report on the Duas Barras Project, Brazil (revised)" dated March 30, 2007 which has been prepared by Richard H. T. Garnett, PhD., C.Eng. and Paul Joseph Daigle, P. Geo.; and

(m) Technical report on the Chapada alluvial diamond mine entitled "Technical Report on the Chapada Alluvial Diamond Project, Mato Grosso State, Brazil" dated August 31, 2007 which has been prepared by Chester M. Moore, P. Eng. and Boris S. Karpoff, P. Eng. of Scott Wilson Roscoe Postle Associates Inc.

Any documents of Vaaldiam of the type referred to above and any material change reports (excluding confidential material change reports) filed by Vaaldiam with a securities regulatory authority in Canada on or after the date of this Offer and Circular and prior to the Expiry Time, will be deemed to be incorporated by reference into this Circular.

Information contained in or otherwise accessed through Vaaldiam's website, www.vaaldiam.com, or any other website does not form part of this Offer and Circular. All such references to Vaaldiam's website, or any other website, are inactive textual references only.

Any statement contained in a Vaaldiam document incorporated or deemed to be incorporated by reference above shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated herein by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in the applicable provinces and territories of Canada. Copies of the documents incorporated by reference in the Circular regarding Vaaldiam may be obtained on request without charge from the Chief Financial Officer of Vaaldiam at Vaaldiam Resources Ltd., 55 University Avenue, Suite 1105, Toronto, Ontario, M5J 2H7 or by telephone at (416) 363-6927. For purpose of the Province of Québec, the Circular contains information to be completed by consulting the permanent information record, a copy of which permanent information record may be obtained from the Chief Financial Officer of Vaaldiam at the abovementioned address and telephone number. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com.

2. Great Western Diamonds Corp.

Except as otherwise indicated, the information concerning Great Western contained in this Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Great Western has confirmed the accuracy and completeness of the information in respect of Great Western herein. Although Vaaldiam has no knowledge that would indicate that any statements contained herein concerning Great Western taken from or based on such documents and records are untrue or incomplete, neither Vaaldiam nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Great Western's financial statements, or for any failure by Great

Western to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Vaaldiam.

Overview

Great Western owns the 830,000 hectare Rondonia property in Brazil, situated to the north-west of Vaaldiam's approximately 258,000 hectare Pimenta Bueno property. The Rondonia property encompasses eight kimberlite pipes, five of which are known to be diamond-bearing based on the limited sampling completed to date, and is believed to have potential for further discoveries. In Canada, Great Western is engaged, in the form of its Candle Lake project, in a three-year detailed evaluation program of two large macro diamond-bearing kimberlite pipes. They are located at the northern end of the Fort à la Corne kimberlite trend, which hosts Shore Gold Inc.'s (TSX-SGF) Star and Orion properties in Saskatchewan. Great Western also is actively exploring, as its Cetennial Project, for kimberlite pipes in west-central Saskatchewan and around the known diamond-bearing kimberlite fields of north-central Alberta.

Great Western was incorporated under the *Company Act* (British Columbia) on July 23, 2002 under the name "Great Western Diamonds Corp.", and filed a transition application, as required under the *Business Corporations Act* (British Columbia), on August 4, 2004 in order to transition Great Western from a company existing under the *Company Act* (British Columbia) into a company existing under the *Business Corporations Act* (British Columbia).

On May 4, 2006 Great Western's board of directors approved the continuance of Great Western under the CBCA, and on June 8, 2006, the Shareholders approved a resolution authorizing the continuance of Great Western under the CBCA. On October 25, 2006, Great Western filed a certificate of continuance and articles of continuance under the CBCA. In connection with the continuance, Great Western's articles were amended to authorize an unlimited number of Great Western Shares (as opposed to 100,000,000 Great Western Shares previously authorized by Great Western under the *Business Corporations Act* (British Columbia)).

Great Western's head office and registered office is located at 226 Cardinal Crescent, Saskatoon, Saskatchewan, S7L 6H8.

Great Western has a subsidiary incorporated under the laws of the British Virgin Islands called Oleander Financial Inc., which is the holder of 99.99% of the shares of a Brazilian limited liability company called Mineração Fortuna Ltda.

Share Capital of Great Western

Great Western is authorized to issue an unlimited number of common shares. As at November 2, 2007, there were 94,655,199 Great Western Shares outstanding. As at November 2, 2007, there were 6,750,000 Great Western Options and 28,735,621 Great Western Warrants outstanding.

Great Western Shares carry the right to one vote per share. The Great Western Shares rank equally, including in respect of dividends and the right to receive the remaining property of Great Western upon dissolution. The holders of Great Western Shares are entitled to such dividends as may be declared by the board of directors in its discretion out of funds legally available herefore. No dividends have ever been paid and none are expected in the foreseeable future.

There are currently 4,585,501 Great Western Shares that are subject to escrow.

Price Range and Trading Volumes of Great Western Shares

The Great Western Shares are listed on the TSXV under the symbol "GWD". The following tables set forth, for the periods indicated, the reported high, low and closing sale prices and the aggregate volume of trading of the Great Western Shares on the TSXV:

Great Western Shares

Monthly Price Range and Trading Volumes

	High ($)	Low ($)	Close ($)	Volume (#)
2006				
August	0.600	0.420	0.460	173,176
September	0.600	0.450	0.560	904,400
October	0.570	0.480	0.490	260,623
November	0.530	0.410	0.450	399,434
December	0.500	0.380	0.415	1,224,357

2007				
January	0.550	0.390	0.480	3,446,536
February	0.500	0.345	0.450	849,990
March	0.480	0.425	0.425	975,038
April	0.510	0.315	0.370	1,316,409
May	0.430	0.325	0.430	1,447,125
June	0.435	0.370	0.395	1,140,415
July	0.430	0.255	0.300	720,832
August	0.380	0.250	0.260	462,930
September	0.35	0.26	0.325	403,000
October	0.365	0.29	0.30	641,011

Note: Source: TSX Market Data.

Great Western Shares

Quarterly Price Range and Trading Volumes

2005	High ($)	Low ($)	Close ($)	Volume (#)
October – December	0.590	0.250	0.460	4,248,231
2006				
January – March	1.000	0.455	0.830	3,676,837
April – June	0.880	0.500	0.500	820,172
July – September	0.600	0.390	0.560	1,298,526
October – December	0.570	0.380	0.415	1,884,414
2007				
January – March	0.550	0.345	0.425	5,721,614
April – June	0.510	0.315	0.395	3,903,949
July – September	0.43	0.25	0.325	1,586,762

Note: Source: TSX Market Data.

The closing price of the Great Western Shares on the TSXV on November 2, 2007 was $0.31.

3. Background to the Offer

Vaaldiam's long-term goal is to continue to increase the value of its shareholders' investment in Vaaldiam by becoming:

- a profitable producer of rough diamonds from primary (kimberlite) sources; and
- a profitable producer of high quality rough diamonds from secondary (alluvial) sources.

Vaaldiam's general strategy to achieve its long-term goal is to generate early cash flow, by acquiring and sequentially bringing into production alluvial diamond deposits. The cash flow therefrom may be used to fund, at least in part, exploration for and evaluation of, kimberlite pipes possessing the potential for diamond production. In so doing, Vaaldiam may minimize shareholder dilution arising over time from the issuance of equity to raise capital.

In addition to internally generated projects, Vaaldiam evaluates opportunities to enhance the value of Vaaldiam through mergers or acquisitions and by restructuring its ownership interests in its properties. Vaaldiam's proposed acquisition of Great Western and the merger with Elkedra are consistent with this strategy.

In order to identify suitable merger or acquisition candidates, Vaaldiam continuously monitors the worldwide diamond exploration and production sector with a view to determining whether a merger with a particular company would be mutually beneficial to the shareholders of both companies. The benefits which Vaaldiam seeks from a merger relate to operating economies of scale, the acquisition of attractive exploration properties, the opportunity to strengthen Vaaldiam's senior management team, and the potential for having Vaaldiam re-rated by the market through its consolidation initiatives resulting in larger market capitalization and increased share liquidity.

As a result of Vaaldiam's continuous monitoring of the worldwide diamond exploration and production sector and a review of information in the public domain relating to Great Western, Great Western was identified as a suitable acquisition candidate. Arising from preliminary discussions with Great Western, a Confidentiality Agreement was executed with Great Western on May 14, 2007, which allowed mutual due diligence to commence.

The board of directors of Vaaldiam were scheduled to meet on June 14, 2007 at which time the due diligence process was sufficiently advanced to allow discussion at this board meeting to take place regarding the possibility of making the Offer. At this board meeting, an Independent Directors Committee was established to consider any potential transaction with Great Western and to report thereon to the board.

On July 2, 2007, following the completion of due diligence, the board of directors of Vaaldiam received an update from management, its financial and legal advisors and the Independent Directors Committee following which the board of directors authorized management to enter into the Support Agreement with Great Western, which Support Agreement was executed by both parties on July 3, 2007.

On July 3, 2007, Vaaldiam publicly announced its intention to make the Offer after the closing of trading on the TSX and the TSXV.

4. Strategic Rationale for the Proposed Combination

Vaaldiam believes that the successful completion of the Offer and subsequent combination of Vaaldiam and Great Western would create a publicly-listed company with one of the most diversified and prospective diamond production and exploration portfolios in Canada. It would be backed by an experienced management group with a long and unique history in the diamond sector. The combined entity would be well positioned to identify and pursue additional exploration and development opportunities as part of a larger strategy to further consolidate the Canadian diamond sector. Vaaldiam is making a separate acquisition of all of the outstanding shares of Elkedra. The shareholders of Elkedra approved the Elkedra Arrangement at a meeting of shareholders held on October 29, 2007. The Elkedra Arrangement received court approval on November 1, 2007 and it is expected to close on or about November 20, 2007.

The Combined Entity's potential is expected to be enhanced by the following industry trends and factors:

- Brazil is an emerging diamond producer that until recently had nominal production of diamonds;
- Canada became the world's third largest diamond producer by value with the development of its first two diamond mines and remains highly prospective for further world class discoveries;
- Experts expect a continued robust rough diamond market for at least ten years, with demand outstripping diamond production;
- Diamond mining and pre-development projects are becoming increasingly attractive due to depletion of reserves and strong diamond prices;
- There is a lack of North American based, mid-tier, rough diamond production and exploration companies, and Vaaldiam believes there will be investment demand for such a company; and
- The diamond exploration and development industry would benefit from industry consolidation, presenting an opportunity for a company to act as a "catalyst" and leader of such consolidation.

The board of directors of Vaaldiam strongly believes that this transaction will result in value creation for shareholders of both Great Western and Vaaldiam, offering the following benefits and opportunities:

- *Participation in the Creation and Growth of one of Canada's Largest Publicly-Listed Diamond Companies.* The entity resulting from the combination of Vaaldiam and Great Western will be in a strong position to promptly pursue subsequent transactions with the goal of acquiring near term diamond production. Vaaldiam has also announced its intention to complete the Elkedra Arrangement. If Vaaldiam acquires all of the Great Western Shares and all of the Elkedra Shares, the three-way combination is expected to create a company that will become one of the leading, mid-cap, pure diamond exploration and development companies listed in Canada.
- *Valuation Growth.* The Combined Entity should offer opportunities for an improved market valuation due to, among other things: (i) creating a strong platform from which pre-development assets can be brought to production and achieve a higher valuation multiple; (ii) creating an overall, compelling investment opportunity in rough diamonds; and (iii) providing exposure to a broader exploration and development property portfolio.

- *Increased Liquidity.* Due to a larger number of shares outstanding, a larger shareholder base and an expected enhanced profile, the Combined Entity should have greater trading liquidity than Great Western does currently.

- *Strong, Experienced Technical and Management Teams.* The Combined Entity would have a strong, experienced management group supported by a well qualified technical team with unique experience in the Brazilian and Canadian diamond exploration and development sector.

- *Enhanced Financial Platform.* The Combined Entity is expected to have greater flexibility and improved access to financial resources to maximize the value of Vaaldiam and Great Western's existing properties as well as to pursue a broader spectrum of future growth opportunities that may have been inaccessible to each company on its own.

- *Opportunities for Further Consolidation and Acquisition.* In general, the trend towards consolidation and growth in the mining sector has been supported and rewarded by the financial markets. Widespread consolidation in the diamond sector has not yet occurred and the combined entity would be well placed to continue this consolidation. The Combined Entity would be in a position to identify additional opportunities in Brazil, Canada and elsewhere and would further consolidate the diamond exploration and development landscape.

- *Large and Diversified Asset Base.* The Combined Entity would benefit from an extensive and diversified asset base consisting of highly prospective production and exploration landholdings throughout Brazil and Canada, creating a unique project pipeline.

These anticipated benefits are based on various assumptions and are subject to various risks. See "Cautionary Statement Regarding Forward-Looking Information" in the cover pages above and Section 7 of this Circular, "Risk Factors".

5. Purpose of the Offer and Vaaldiam's Plans for Great Western

Purpose of the Offer

The purpose of the Offer is to enable Vaaldiam to acquire all of the Great Western Shares. If the conditions of the Offer are satisfied or waived and Vaaldiam takes up and pays for the Great Western Shares validly deposited under the Offer, Vaaldiam intends to acquire any Great Western Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Great Western Share at least equal in value to the consideration paid by Vaaldiam per Great Western Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Great Western Shares acquired by the Offeror pursuant to the Offer. Although Vaaldiam intends to propose either a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in Vaaldiam's ability to effect such a transaction, information subsequently obtained by Vaaldiam, changes in general economic or market conditions or in the business of Great Western, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, Vaaldiam reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described herein. See Section 8 of this Circular, "Acquisition of Great Western Shares Not Deposited".

Plans for Vaaldiam and Great Western following the Completion of the Offer

If the Offer is accepted and Vaaldiam acquires all of the outstanding Great Western Shares, Vaaldiam intends to conduct a review of Great Western and its assets, operations, management and personnel, to determine the changes necessary to integrate the operations and management of Great Western into the operations and management of Vaaldiam as soon as possible after the Offer is completed. Vaaldiam intends to operate the combined company from its head office in Toronto, Ontario.

Treatment of Great Western Options and Great Western Warrants

The Offer is made only for Great Western Shares and is not made for any Great Western Options, Great Western Warrants or other rights to acquire Great Western Shares. Any holder of such Great Western Options, Great Western Warrants or other rights to acquire Great Western Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, convert or exchange their Great Western Options, Great Western Warrants or other rights in order to obtain certificates representing Great Western Shares that may be deposited in accordance with the terms of the Offer.

If any holder of Great Western Options does not exercise such Great Western Options prior to the Expiry Time, such Great Western Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry and exercise price, except that, to the extent permitted in accordance with the terms of the Great Western Options, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Great Western Option will entitle the holder thereof to acquire a number of Vaaldiam Shares, with the number of Vaaldiam Shares and exercise prices adjusted in accordance with the terms of the Great Western Options, based on the exchange ratio used in the Offer.

If any holder of Great Western Warrants does not exercise such Great Western Warrants prior to the Expiry Time, such Great Western Warrants will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry and exercise price, except that, to the extent permitted in accordance with the terms of the Great Western Warrants, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Great Western Warrant will entitle the holder thereof to acquire a number of Vaaldiam Shares, with the number of shares and exercise price adjusted in accordance with the terms of the Great Western Warrants, based on the exchange ratio used in the Offer.

See Section 8 of this Circular, "Acquisition of Great Western Shares Not Deposited".

The tax consequences to holders of Great Western Options or Great Western Warrants of exercising or not exercising their Great Western Options or Great Western Warrants are not described in Section 19 of this Circular, "Certain Canadian Federal Income Tax Considerations". Holders of Great Western Options or Great Western Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Great Western Options or Great Western Warrants.

6. Wellington West Fairness Opinion

Wellington West, the financial advisor engaged by the Great Western board of directors in connection with the Offer, has delivered a fairness opinion to the Great Western board of directors in which Wellington West has determined that as of June 27, 2007, and subject to the matters and assumptions set forth in its opinion, the consideration to be offered per Great Western Share to Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders other than the Offeror. Shareholders are urged to read the fairness opinion, attached as Annex "C" to the Circular and is incorporated by reference into this Circular.

Engagement of Wellington West

The Offeror was advised that on June 21, 2007, the Great Western board of directors formally retained Wellington West to provide financial advice and assistance to the Great Western board of directors in evaluating the Offer. The terms of the engagement agreement with Wellington West provide that Wellington West is to be paid a fee for its services, a portion of which is conditional upon the completion of the Offer. In addition, Wellington West will be reimbursed for its reasonable out-of-pocket expenses and indemnified by Great Western against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services. The fees payable to Wellington West are not contingent in whole or in part on the outcome of the Offer or any other transaction or on the conclusions reached in the Fairness Opinion.

In addition, Wellington West has represented to the Great Western board of directors that it is not an insider of Vaaldiam or any of their respective associates or affiliates and that it is qualified to prepare the valuation of the Great Western Shares. Based on this representation and the Great Western board of directors' assessment of information provided to it by Wellington West as to Wellington West's qualifications and independence, the Great Western board of directors concluded that Wellington West is independent and qualified to provide the Fairness Opinion.

The Offeror did not have any involvement in the selection of Wellington West or the supervision of the preparation of the Fairness Opinion.

Fairness Opinion

Based upon and subject to the assumptions, qualifications and limitations set forth in the Fairness Opinion, Wellington West concluded that, as of June 27, 2007, based upon and subject to the assumptions, qualifications and limitations set out in the Fairness Opinion, the consideration of 0.45 of a Vaaldiam Share being offered to Shareholders pursuant to the Offer is fair, from a financial point of view, to Shareholders.

The foregoing is qualified in its entirety by the full text of the Fairness Opinion, which is attached as Annex C to the Circular. The Fairness Opinion, among other things, sets forth the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Wellington West. Wellington West expresses no opinion with respect to the future trading prices of securities of Great Western or Vaaldiam and makes no recommendation to Shareholders with respect to the Offer. Shareholders are urged to read the Fairness Opinion carefully and in its entirety.

Valuation

Given Santa Elina Mines Corporation's direct and indirect ownership of Vaaldiam Shares and Great Western Shares (see Section 10 of this Circular, "Beneficial Ownership of and Trading in Securities of Great Western), the Offer constitutes an insider bid for the purposes of Rule 61-501 and Regulation Q-27. Vaaldiam has relied on the exemption from obtaining a formal valuation contained in section 2.4 of Rule 61-501 and the corresponding provision of Regulation Q-27.

Prior Valuations

Rule 61-501 and Regulation Q-27 also require that every prior valuation of Great Western made in the 24 months preceding the date of the Offer that is known, after reasonable inquiry, to the Offeror or any director or senior officer of the

Offeror be disclosed in this Circular. No prior valuations made in the 24 months preceding the date of the Offer are known, after reasonable inquiry, to the Offeror or its directors or senior officers.

7. Risk Factors

Risk Factors Related to the Offer

The combination of Vaaldiam with Great Western is subject to certain risks, including the following:

Shareholders will receive Vaaldiam Shares based on a fixed exchange ratio that will not reflect market price fluctuations. Consequently, the Vaaldiam Shares issued under the Offer may have a market value lower than expected.

The Offeror is offering to purchase Great Western Shares on the basis of 0.45 of a Vaaldiam Share for each Great Western Share. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Vaaldiam Shares, the market values of the Vaaldiam Shares and the Great Western Shares at the time of a take-up of Great Western Shares under the Offer may vary significantly from the values at the date of this Offer and Circular or the date that Shareholders tender their Great Western Shares.

None of Vaaldiam, its directors or any other person warrants or guarantees in any manner whatsoever, the financial performance of Vaaldiam or the price of its securities.

The integration of Vaaldiam and Great Western may not occur as planned.

The Offer has been made with the expectation that its successful completion will result in cost savings and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether the operations of Vaaldiam and Great Western can be integrated in an efficient and effective manner. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Great Western's operations after completion of the Offer could be adversely affected if the combined company cannot retain selected key employees to assist in the integration and operation of Vaaldiam and Great Western.

The combination of Vaaldiam and Great Western may not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction.

In order for Vaaldiam to acquire all of the outstanding Great Western Shares, it is likely to be necessary, following the completion of the Offer, for Vaaldiam or an affiliate of Vaaldiam to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Great Western Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Great Western Shares. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Great Western Shares, which could result in Vaaldiam being required to make a very substantial cash payment that could have a material adverse effect on Vaaldiam's financial position and its liquidity.

After the consummation of the Offer, Great Western could become a majority-owned subsidiary of Vaaldiam and Vaaldiam's interest could differ from that of the remaining minority Shareholders.

After the consummation of the Offer, Vaaldiam may have the power to elect the directors of Great Western, appoint new management, approve certain actions requiring the approval of Shareholders, including adopting certain amendments to Great Western's constating documents and approving mergers or sales of Great Western's assets. In particular, after the consummation of the Offer, Vaaldiam intends to integrate Great Western and Vaaldiam, by merger or other transaction whereby the operations of Great Western and Vaaldiam are combined. Vaaldiam's interests with respect to Great Western may differ from, and conflict with, those of any remaining minority Shareholders.

Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the trading liquidity for Great Western Shares not deposited under the Offer will be reduced, which may affect the price of the Great Western Shares and the ability of a Shareholder to dispose of their Great Western Shares.

If the Offer is successful, the liquidity and market value of the remaining Great Western Shares held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. Depending upon the number of Great Western Shares acquired pursuant to the Offer, following the completion of the Offer the Great Western Shares may no longer meet the TSXV requirements for continued listing. Additionally, to the extent permitted under applicable law and stock exchange regulations, Vaaldiam intends to seek to cause the delisting of the Great Western Shares on such exchange.

If the TSXV were to delist the Great Western Shares, the market for the Great Western Shares could be adversely affected. Although it is possible that the Great Western Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges, or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Great Western Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Great Western Shares remaining at such time and the interest in maintaining a market in the Great Western Shares on the part of securities firms. If Great Western Shares are delisted and Great Western ceases to be a "public corporation" for the purposes of the Tax Act, Great Western Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans. Delisting can also have adverse tax consequences to non-resident holders of Great Western Shares.

Shareholders of Great Western will realize dilution of their interest.

Based on certain assumptions set forth in Section 1 of the Circular, "Vaaldiam — Authorized and Outstanding Share Capital and Significant Shareholders", Vaaldiam expects to issue up to a maximum of 42,094,839 Vaaldiam Shares under the Offer. As a result of the issuance, the Shareholders' ownership interest in the combined company will be diluted, relative to their current ownership interest in Great Western. Based on the above, the Shareholders will hold approximately 20% of the Vaaldiam Shares outstanding upon the completion of the Offer. See Section 1 of the Circular, "Vaaldiam — Authorized and Outstanding Share Capital and Significant Shareholders".

The issuance of a significant number of Vaaldiam Shares and a resulting "market overhang" could adversely affect the market price of Vaaldiam Shares after completion of the Offer.

Based on certain assumptions set forth in Section 1 of the Circular, "Vaaldiam — Authorized and Outstanding Share Capital and Significant Shareholders", Vaaldiam expects that an additional 42,094,839 Vaaldiam Shares will be available for trading in the public market upon completion of the Offer. See Section 1 of the Circular, "Vaaldiam — Authorized and Outstanding Share Capital and Significant Shareholders". This significant increase in the number of Vaaldiam Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Vaaldiam Shares. Moreover, Zoneplan Limited and Great Western Minerals Group will become significant shareholders in Vaaldiam. The potential that Zoneplan Limited or Great Western Minerals Group may sell their Vaaldiam Shares in the public market (commonly referred to as "market overhang"), as well as any actual sales of such Vaaldiam Shares in the public market, could adversely affect the market price of the Vaaldiam Shares. See Section 1 of the Circular, "Vaaldiam — Authorized and Outstanding Share Capital and Significant Shareholders".

The enforcement of shareholder rights by Shareholders resident in the United States may be adversely affected by the combination of Great Western and Vaaldiam.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Great Western and Vaaldiam are organized under the laws of Canada and have locations and assets in foreign countries, and that some of the Great Western and Vaaldiam officers and directors, some of the experts named in this Offer and Circular and the Canadian Dealer Manager are residents of countries other than the United States.

Risk Factors Related to the Elkedra Arrangement

The possible completion of the Elkedra Arrangement is subject to certain risks, including the following:

Elkedra's Chapada Operation May Not Achieve Sustained Profitability

The Chapada diamond mine is currently Elkedra's sole operating asset. Since the Chapada mine started operations in June 2006. losses have been recorded. While Vaaldiam and Elkedra will endeavour to achieve profitability at the Chapada operation, there is no guarantee that profitability will be achieved, or if profitability is achieved, that such profitability would be sustained.

The integration of Vaaldiam and Elkedra may not occur as planned.

The Elkedra Arrangement has been made with the expectation that its successful completion will result in cost savings and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether Vaaldiam and Elkedra's operations can be integrated in an efficient and effective manner. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Elkedra's operations after completion of the Elkedra Arrangement could be adversely affected if the combined company cannot retain selected key employees to assist in the integration and operation of Elkedra and Vaaldiam.

Shareholders will realize further dilution of their interest.

Based on certain assumptions set forth in Section 1 of the Circular, "Vaaldiam — Authorized and Outstanding Share Capital and Significant Shareholders", Vaaldiam expects to issue up to an additional 84,872,793 Vaaldiam Shares under the

Elkedra Arrangement, including the Vaaldiam Shares issuable upon conversion of the Vaaldiam Subscription Receipts. This will result in substantial additional dilution to the Shareholders' interest in Vaaldiam. See Section 1 of the Circular, "Vaaldiam — Authorized and Outstanding Share Capital and Significant Shareholders".

The issuance of a significant number of Vaaldiam Shares and a resulting "market overhang" could adversely affect the market price of Vaaldiam Shares after completion of the Elkedra Arrangement.

Based on certain assumptions set forth in Section 1 of the Circular, "Vaaldiam — Authorized and Outstanding Share Capital and Significant Shareholders", Vaaldiam expects to issue up to an additional 84,872,793 Vaaldiam Shares under the Elkedra Arrangement, including the Vaaldiam Shares issuable upon conversion of the Vaaldiam Subscription Receipts. These additional Vaaldiam Shares will be available for trading in the public market. This significant increase in the number of Vaaldiam Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Vaaldiam Shares.

Additional Risk Factors Relating to Vaaldiam

Vaaldiam's operations are subject to the normal risks of mineral exploration, development and production. Shareholders should carefully consider the risk factors discussed in this Circular and the documents incorporated herein by reference, including the risk factors discussed below:

Need For Additional Funds — Dilution

Vaaldiam only recently went into production with its Duas Barras Mine in Brazil and therefore has no extensive history of profitable operations at this mine. Vaaldiam is currently in the exploration stage with a number of properties and there is no assurance that additional funding will be available to it for administration or further exploration and development of its projects when required or to fund cash flow deficits or debt repayment associated with the Chapada operation. As such, Vaaldiam is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. Although Vaaldiam has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that Vaaldiam will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Such means of financing typically result in dilution of a shareholder's interest, either directly as a result of issuing equity securities or indirectly through dilution of an interest in one of Vaaldiam's projects. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of its properties and ultimately in the loss of its properties.

Vaaldiam may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and it may have its interest in the properties subject to such agreements reduced as a result. Also, if other parties to such agreements do not meet their share of such costs, Vaaldiam may not be able to finance the expenditures required to complete recommended programs.

Exploration and Development Risks

Diamond exploration and development is a speculative business, characterized by a number of significant risks.Lack of success may result from both a failure to discover any diamond deposits and also the eventual realization, after a costly evaluation program that a deposit lacks sufficient size and/or grade for profitable exploitation.

A number of the claims and permits in which Vaaldiam has a right to acquire an interest are in the exploration stages only and are without any mineral resource or mineral reserve. Diamond exploration can be a lengthy, time consuming, expensive process, and involves a high degree of risk. Upon discovery of a diamond-bearing kimberlite, several stages of assessment are required before its economic viability can be determined. Assessment includes an estimation of deposit size (tonnage), grade (carats/tonne), diamond value (US$/carat), and the costs of mining, diamond recovery and sales. Development of a deposit follows only if favourable results are obtained at each stage of assessment. Of all the diamond deposits discovered few are ultimately developed into producing mines.

There is no assurance that Vaaldiam's diamond exploration activities will result in any further discoveries of commercially exploitable ore-bodies. The long-term profitability of Vaaldiam's operations will, in part, be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial exploration expenditures are required to establish resources and reserves through drilling in order to justify the eventual capital costs of mining and processing facilities and infrastructure. Although substantial benefits may be derived from the discovery of a major diamond deposit, no assurance can be given that diamonds will be discovered in sufficient quantities to justify commercial operations or that funds required for mine development can be obtained on a timely basis.

A decision to bring a deposit into production involves careful consideration of certain factors including, but not limited to: (a) the total cost , including exploration and development expenditures, completion of a feasibility study and construction of production facilities; (b) the availability and cost of financing; (c) the estimated ongoing production costs; (d) the estimated market prices for the various qualities of diamonds to be produced; (e) the cost of environmental compliance; and (f) the perceived risk of investing in, or lending to, operations in a particular country. Even after careful consideration has been given to the aforementioned economic variables, actual results can vary significantly from those expected.

Mineral Production Risks

After a mine achieves commercial production status there is no guarantee that profitability or sustained profitability will be achieved as operating costs may exceed, or operating revenues may be less than, expected levels. Continued operating losses may necessitate the temporary or complete closure of a mining operation.

Nature of the Securities

The purchase of securities of Vaaldiam involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. Vaaldiam's securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of Vaaldiam should not constitute a major portion of an investor's portfolio.

Price Volatility of Public Stock

The market price of securities of Vaaldiam has experienced wide fluctuations which may not necessarily be related to the operating performance, underlying asset values or prospects of Vaaldiam. It may be anticipated that any market for Vaaldiam's shares will be subject to market trends generally and the value of Vaaldiam's shares on the TSX may be affected by such volatility.

Supplies, Infrastructure, Weather and Inflation

Vaaldiam property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on mineral properties. Power may need to be generated on site.

Due to the remoteness of its exploration projects, Vaaldiam may be forced to rely heavily on air transport for the supply of goods and services. Air transport for these remote areas is very susceptible to disruptions due to adverse weather conditions, resulting in unavoidable delays in planned programs and/or cost overruns.

Recent, improved market conditions for resource commodities after several years of record low prices has resulted in a dramatic increase in mineral exploration investment and activity. This renewed exploration activity has resulted in a shortage of experienced technical staff, and heavy demand for drillers, geophysical surveying crews as well as goods and services needed by the exploration community.

Market for Diamonds

The mining industry, in general, is intensely competitive and there is no assurance that, even if commercial quantities of diamonds are discovered, a profitable market will exist for the sale of the diamonds produced. Factors beyond the control of Vaaldiam may affect the marketability of any diamonds or other minerals discovered. Pricing is affected by numerous factors beyond Vaaldiam's control such as international economic and political trends, global or regional consumption and demand patterns, increased production, exchange rate movements and the influence of the world's largest diamond producer, De Beers Consolidated Mines Ltd. There is no assurance that the price of diamonds recovered from any diamond deposit will be such that they can be mined at a profit.

Marketability of Diamonds

The marketability of diamonds acquired or discovered by Vaaldiam may be affected by numerous factors which are beyond the control of Vaaldiam and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of processing facilities, processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in Vaaldiam not receiving an adequate return on investment capital.

Title Risks

Although Vaaldiam has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. Vaaldiam's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Surveys have not been carried out on the majority of Vaaldiam's mineral properties, therefore in accordance with the laws of the jurisdiction in which such properties are situated, their existence and area could be in doubt.

Environmental Regulations, Permits and Licenses

Vaaldiam's operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, safety and other matters. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a direction of stricter standards, and enforcement, and higher fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Vaaldiam intends to fully comply with all environmental regulations.

The current operations of Vaaldiam require permits from various domestic authorities and such operations are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Vaaldiam believes it is in substantial compliance with all material laws and regulations, which currently apply to its activities. There can be no assurance, however, that all permits which Vaaldiam may require for its operations and exploration activities will be obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any mining project which Vaaldiam might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Vaaldiam and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Country Risk

Vaaldiam's operations may be exposed to various levels of political, economic, and other risks and uncertainties depending on the country or countries in which it operates. These risks and uncertainties include, but are not limited to, terrorism; hostage taking; military repression; fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors, or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions may result in a government adopting different policies with respect to foreign development and ownership of mineral resources. Any changes in policy may result in changes in laws affecting ownership of assets, foreign investment, taxation, government royalties, rates of exchange, diamond sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Vaaldiam to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operations.

Currently, Vaaldiam is materially dependent upon its foreign operations, as its primary properties are located in Brazil. Any changes in regulations or shifts in political attitudes in Brazil are beyond the control of Vaaldiam and may adversely affect its business, financial condition and prospects. Future development and operations may be affected in varying degrees by one or more of the factors set forth above. The effect of these factors cannot be accurately predicted.

Operating Hazards and Risks

Vaaldiam commenced producing diamonds from its Duas Barras Mine in May 2007 while Elkedra commenced production at its Chapada mine in June 2006. Mining operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. Operations in which Vaaldiam has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of diamonds and other minerals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although Vaaldiam maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Vaaldiam could incur significant costs that could have a materially adverse effect upon its financial condition.

Competition for Properties and Qualified Personnel

The mining industry is intensely competitive in all its phases, and Vaaldiam competes with other companies that have greater financial resources and technical capacity. Competition could adversely affect Vaaldiam's ability to acquire suitable properties, prospects or qualified personnel in the future.

Economic Conditions

Unfavourable economic conditions may negatively impact Vaaldiam's financial viability. Unfavourable economic conditions could also increase Vaaldiam's financing costs, decrease net income, limit access to capital markets and negatively impact the availability of credit facilities to Vaaldiam.

Dependence on Management

Vaaldiam is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Vaaldiam could result, and other persons would be required to manage and operate Vaaldiam.

Conflicts of Interest

Vaaldiam's directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which Vaaldiam may participate, the directors and officers of Vaaldiam may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, Vaaldiam will follow the provisions of the CBCA dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of Vaaldiam's directors, disclose his interest and refrain from voting on the matter unless otherwise permitted by the CBCA. In accordance with the federal laws of Canada, the directors and officers of Vaaldiam are required to act honestly, in good faith and in the best interests of Vaaldiam.

8. Acquisition of Great Western Shares Not Deposited

It is the Offeror's intention that if it takes-up and pays for Great Western Shares deposited under the Offer, it will enter into one or more transactions to enable Vaaldiam or an affiliate of Vaaldiam to acquire all Great Western Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed. In addition, under certain circumstances, the Offeror has an obligation to promptly use reasonable commercial efforts to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction under the terms of the Support Agreement.

Compulsory Acquisition

Section 206 of the CBCA permits an offeror to acquire the securities not tendered to a takeover bid for securities of a particular class of securities of a corporation if, within 120 days after the date of the takeover bid, it is accepted by the holders of not less than 90% of the securities to which the takeover bid relates, other than securities held at the date of the takeover bid by or on behalf of the Offeror or its affiliates or associates (as such terms are defined in the CBCA).

If, within 120 days after the date of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the issued and outstanding Great Western Shares to which the Offer relates, other than Great Western Shares held on the date of the Offer by or on behalf of the Offeror or its affiliates or associates (as such terms are defined in the CBCA), and the Offeror acquires such deposited Great Western Shares, the Offeror may acquire the remainder of the Great Western Shares on the same terms as such Great Western Shares were acquired under the Offer, pursuant to the provisions of Section 206 of the CBCA (a "**Compulsory Acquisition**"). In determining whether or not 90% of the outstanding Great Western Shares have been acquired under the Offer, any Great Western Shares acquired by the Offeror during the course of (but not under) the Offer are included in the number of outstanding Great Western Shares but excluded from the number of Great Western Shares acquired under the Offer. If a Compulsory Acquisition cannot be effected, the Offeror currently intends to acquire Great Western Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction, as discussed below under "Subsequent Acquisition Transaction".

To exercise such statutory right, the Offeror must give notice (the "**Offeror's Notice**") to each holder of Shares who did not accept the Offer (and to each person who subsequently acquires any such Great Western Shares) (in each case, a "**Dissenting Offeree**") of such proposed acquisition on or before the earlier of the 60th day following the Expiry Time and the 180th day following the date of the Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to Great Western the consideration the Offeror would have had to pay to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with Section 206 of the CBCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificate(s) representing the Great Western Shares held by such Dissenting Offeree to Great Western, and may elect either to transfer such Great Western Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Great Western Shares held by such holder by so notifying the Offeror. If a Dissenting Offeree has elected to demand payment of the fair value of such Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such Great Western Shares of the Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to Great Western referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Great Western Shares to the Offeror on the terms of the Offer. Any judicial determination of the fair value of the Great Western Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is a summary only of the rights of Compulsory Acquisition and is qualified in its entirety by the provisions of Section 206 of the CBCA. **Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree's rights thereunder may be lost or altered. In the event the Offeror acquires Great Western Shares not tendered to the Offer pursuant to Section 206 of the CBCA, Shareholders should review Section 206 of the CBCA for the full text of the relevant statutory provisions and Shareholders who wish to be better informed about those provisions of the CBCA should consult their legal advisors.**

Subsequent Acquisition Transaction

If Vaaldiam takes up and pays for Great Western Shares validly deposited under the Offer and the statutory right of Compulsory Acquisition described above is not available for any reason or Vaaldiam determines not to exercise such right, Vaaldiam intends to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Great Western and Vaaldiam, or an affiliate of Vaaldiam, for the purpose of enabling Vaaldiam or an affiliate of Vaaldiam to acquire all Great Western Shares not acquired pursuant to the Offer (a "**Subsequent Acquisition Transaction**"). Under such a Subsequent Acquisition Transaction, Great Western may continue as a separate subsidiary of Vaaldiam following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Great Western Shares acquired pursuant to the Offer. If Vaaldiam takes up and pays for 66⅔% of the Great Western Shares outstanding, on a fully-diluted basis, under the Offer, Vaaldiam will own sufficient Great Western Shares to effect a Subsequent Acquisition Transaction. Vaaldiam reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

Each type of Subsequent Acquisition Transaction described above would be a "business combination" under Rule 61-501 and a "going private transaction" under Regulation Q-27. In certain circumstances, the provisions of Rule 61-501 and Regulation Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with Rule 61-501 or a "going private transaction" carried out in accordance with Regulation Q-27, the "related party transaction" provisions of Rule 61-501 and Regulation Q-27 will not apply to such transaction. Vaaldiam intends to carry out any such Subsequent Acquisition Transaction in accordance with Rule 61-501 and Regulation Q-27, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of Rule 61-501 and Regulation Q-27 will not apply to the "business combination" or the "going private transaction".

Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (in this case, the Great Western Shares), and subject to certain exceptions, any non-cash consideration being offered therefor (in this case, the Vaaldiam Shares) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, Vaaldiam intends to rely on an available exemption or to seek waivers pursuant to Rule 61-501 and Regulation Q-27 from the OSC and the AMF, respectively, exempting Great Western or Vaaldiam or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Rule 61-501 for certain business combinations, and under Regulation Q-27 for certain going private transactions, completed within 120 days after the expiry of a formal takeover bid where the consideration under such transaction is at least equal in value and is in the same form as the consideration that was received in the takeover bid, provided certain disclosure is given in the takeover bid disclosure documents. Vaaldiam has provided such disclosure and expects that these exemptions will be available.

Depending on the nature of the Subsequent Acquisition Transaction, Vaaldiam expects that the provisions of the CBCA will require the approval of at least 66⅔% of the votes cast by holders of the outstanding Great Western Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Regulation Q-27 would in effect also require that, in addition to any other required security holder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by "minority" holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the "minority" holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than Vaaldiam, any "related party" of Vaaldiam or any other "interested party" (within the meaning of Rule 61-501 and Regulation Q-27), including, any director or senior officer of Vaaldiam, affiliate or insider of Vaaldiam, or any of their directors or senior officers or any person acting jointly or in concert with any of the foregoing persons.

However, Rule 61-501 and Regulation Q-27 also provide that Vaaldiam may treat Great Western Shares acquired pursuant to the Offer as "minority" shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction if, among other things, (a) the business combination or going private transaction is completed not later than 120 days after the Expiry Date; (b) the consideration for each Great Western

Share in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid for Great Western Shares pursuant to the Offer; and (c) the Shareholder who tendered such Great Western Shares was not (i) acting jointly or in concert with Vaaldiam in respect of the Offer, (ii) a direct or indirect party to any "connected transaction" (as defined in Rule 61-501) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (as defined in Rule 61-501) or consideration per security that is not identical in amount and form to the entitlement of Shareholders in Canada. Vaaldiam currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date, and accordingly Vaaldiam intends to cause Great Western Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under Rule 61-501 and Regulation Q-27, if, following the Offer, Vaaldiam and its affiliates are the registered holders of 90% or more of the Great Western Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority Shareholders.

If Vaaldiam does not effect a Compulsory Acquisition, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, Vaaldiam will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Great Western Shares in the open market, in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or from Great Western, or taking no further action to acquire additional Great Western Shares. Any additional purchases of Great Western Shares could be at a price greater than, equal to or less than the value of the Offered Consideration to be paid for Great Western Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Vaaldiam may sell or otherwise dispose of any or all Great Western Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Vaaldiam, which may vary from the terms and the value of the Offered Consideration paid for Great Western Shares under the Offer.

Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Great Western Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Great Western Shares. The fair value of Great Western Shares so determined could be more or less than the amount paid per Great Western Share pursuant to the Subsequent Acquisition Transaction or the Offer. If Vaaldiam proposes a Subsequent Acquisition Transaction, it intends to include a condition that not more than a specified number of Great Western Shares shall be dissented. If such condition is not satisfied, Vaaldiam may elect not to proceed with the Subsequent Acquisition Transaction.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 19 of this Circular, "Certain Canadian Federal Income Tax Considerations". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

9. Judicial Developments

Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Regulation Q-27, Canadian courts had in a few instances granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in both legislation and in Canadian jurisprudence has been toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

10. Beneficial Ownership of and Trading in Securities of Great Western

No securities of Great Western, including Great Western Shares, are owned beneficially, directly or indirectly, nor is control or direction exercised over any securities of Great Western, by Vaaldiam or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of Vaaldiam, (b) any Person holding more than 10% of any class of Vaaldiam's equity securities or (c) any Person acting jointly or in concert with Vaaldiam, except (i) Vaaldiam, which owns 1,111,112 Great Western Shares and 555,556 Great Western Warrants, (ii) Peter Marrone, Chairman of Vaaldiam, who owns 5,900,000 Great Western Shares and 2,244,445 Great Western Warrants, and (iii) Santa Elina Mines Corporation, an indirect holder of more than 10% of the Vaaldiam Shares, which owns 28,177,778 Great Western Shares and 14,088,889 Great Western Warrants through its subsidiary Zoneplan Limited.

During the 12 month period preceding the date of the Offer, no securities of Great Western have been traded by Vaaldiam or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of Vaaldiam, (b) any Person holding more than 10% of any class of Vaaldiam's equity securities or (c) any Person acting jointly or in concert with Vaaldiam, except the acquisition by Mr. Marrone, Zoneplan Limited and Vaaldiam of the securities set forth above.

No Person named under this Section 10 of the Circular will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

11. Prior Distributions of Great Western Shares and Great Western Dividend Policy

Since September 30, 2007, Great Western has not made any distributions of Great Western Shares other than distributions of Great Western Shares pursuant to the exercise of Great Western Options and Great Western Warrants.

In the previous five years, Great Western (or its predecessor corporations) has distributed the following securities:

Date of Offering	Security Offered	Price per Security ($)	Approximate Gross Proceeds
August 16, 2007	Flow-Through Great Western Shares	0.45	$ 2,198,250
May 2007	Great Western Shares[13]	0.37	$11,100
March 30, 2007	Units[12]	0.45	$ 2,567,501
March 30, 2007	Units[11]	0.45	$13,500,000
March 7, 2007	Flow-Through Great Western Shares	0.52	$ 5,948,820
February 2007	Great Western Shares[10]	0.46	$110,400
February 23, 2007	Units[9]	0.45	$ 1,800,000
December 21, 2006	Flow-Through Units[8]	0.52	$ 2,797,437
	Units[7]	0.45	$ 688,725
September 28, 2006	Units[6]	0.60	$ 46,500
June 22, 2006	Flow-Through Great Western Shares	0.68	$ 588,712
	Units[5]	0.60	$ 1,606,879
December 27, 2005	Flow-Through Units[4]	0.50	$ 865,000
October 6, 2005 (IPO)	Flow-Through Units[2]	0.30	$ 1,345,500
	Units[3]	0.25	$1,667,500
December 31, 2004	Great Western Shares[1]	0.15	$1,450,000
October 2003 to December 2004	Great Western Shares	0.10	$ 207,200

Notes:

(1) These Great Western Shares were issued as consideration for the acquisition of certain mineral properties.

(2) Each "Flow-Through Unit" consisted of one flow-through Great Western Share and one-half of one warrant. Each whole warrant entitled the holder to acquire one Great Western Share for $0.35 at any time on or before September 30, 2007.

(3) Each "Unit" consisted of one Great Western Share and one warrant. Each warrant entitled the holder to acquire one Great Western Share for $0.35 at any time on or before September 30, 2007.

(4) Each "Flow-Through Unit" consisted of one flow-through Great Western Share and one warrant. Each warrant entitled the holder to acquire one Great Western Share for $0.70 at any time on or before September 30, 2007.

(5) Each "Unit" consisted of one Great Western Share and one warrant. Each warrant entitled the holder to acquire one Great Western Share for $0.80 at any time on or before June 22, 2008.

(6) Each "Unit" consisted of one Great Western Share and one warrant. Each warrant entitled the holder to acquire one Great Western Share for $0.80 at any time on or before September 28, 2008.

(7) Each "Flow-Through Unit" consisted of one flow-through Great Western Share and one-half of one warrant. Each whole warrant entitled the holder to acquire one Great Western Share for $0.60 at any time on or before December 21, 2008.

(8) Each "Unit" consisted of one Great Western Share and one-half of one warrant. Each whole warrant entitled the holder to acquire one Great Western Share for $0.60 at any time on or before December 21, 2008.

(9) Each "Unit" consisted of one Great Western Share and one-half of one warrant. Each whole warrant entitled the holder to acquire one Great Western Share for $0.60 at any time on or before February 23, 2009.

(10) These Great Western Shares were issued as consideration for the acquisition of certain mineral properties.

(11) These Units were issued as consideration for the acquisition of certain mineral properties. Each "Unit" consisted of one Great Western Share and one-half of one warrant. Each whole warrant entitled the holder to acquire one Great Western Share for $0.60 at any time on or before March 30, 2009.

(12) Each "Unit" consisted of one Great Western Share and one-half of one warrant. Each whole warrant entitled the holder to acquire one Great Western Share for $0.60 at any time on or before March 30, 2009.

(13) These Great Western Shares were issued as consideration for the acquisition of certain mineral properties.

The Offeror believes that the foregoing are the only distributions of securities of Great Western effected during the five most recently completed fiscal years of Great Western, other than any distributions of Great Western Shares pursuant to Great Western Options or Great Western Warrants.

Dividend Policy

Great Western has never paid a dividend on its common shares and Vaaldiam is advised that Great Western does not expect to do so in the foreseeable future. The actual timing, payment and amount of any dividends paid by Great Western will be determined by the Board of Directors of Great Western from time to time based upon, among other things, the cash flow, results of operations and financial condition of Great Western, the need for funds to finance ongoing operations and such other business considerations as the Board of Directors of Great Western considers relevant.

12. Commitments to Acquire Securities of Great Western; Lock-Up Agreements

Except pursuant to the Offer, neither the Offeror nor any director or senior officer of the Offeror, nor to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, (a) any associate of a director or senior officer of the Offeror, (b) any Person holding more than 10% of any class of the Offeror's equity securities nor (c) any Person acting jointly or in concert with the Offeror, has entered into any arrangement, agreement, commitment or understanding to acquire any equity securities of Great Western, except as described below.

Vaaldiam has entered into the Lock-Up Agreements with the Locked-Up Shareholders. As of the date of the Lock-Up Agreements, the Locked-Up Shareholders represented that they beneficially owned or controlled 43,619,779 Great Western Shares, collectively. These aggregate 43,619,779 Great Western Shares represent approximately 46% of the outstanding Great Western Shares. The Lock-Up Agreements set forth the terms and conditions under which Vaaldiam agreed to make, directly or through a wholly-owned subsidiary, the Offer and the agreement of the Locked-Up Shareholders, subject to the terms and conditions of the Lock-Up Agreements, to validly and irrevocably tender their Great Western Shares in valid acceptance of the Offer, unless the Lock-Up Agreements are terminated in accordance with their terms.

The following is a summary of the principal terms of the Lock-Up Agreements. The Lock-Up Agreements contain certain customary representations and warranties of Vaaldiam and each of the Locked-Up Shareholders. Vaaldiam may assign all or any part of its rights under the Lock-Up Agreements to, and its obligations under the Lock-Up Agreements may be assumed by, a subsidiary of Vaaldiam, and if such assignment and/or assumption takes place, Vaaldiam shall continue to be liable jointly and severally with such subsidiary for all of its obligations under the Lock-Up Agreements.

Making of the Offer

Pursuant to the Lock-Up Agreements, Vaaldiam agreed to make and use its commercially reasonable efforts to complete the Offer, either directly or through a wholly-owned subsidiary, on the terms and conditions set forth in the Support Agreement. Vaaldiam also agreed to abide by and perform its obligations under the Support Agreement in accordance with the terms and conditions of the Support Agreement.

Variation of the Offer

Pursuant to the Lock-Up Agreements, Vaaldiam may, in its sole discretion, amend the terms of the Offer (i) to increase the consideration offered under the Offer, (ii) to extend the Expiry Time from time to time in accordance with applicable Laws to a date not later than the Outside Date, or (iii) waive any condition of the Offer. However, from the date of the Lock-Up Agreements until the earlier of the Expiry Time and the termination of the Lock-Up Agreements in accordance with its terms, Vaaldiam may not, without the prior written consent of each of the Locked-Up Shareholders, amend any provision under the Lock-Up Agreements to provide for lesser consideration per Great Western Share under the Offer, to change the form or nature of the consideration payable under the Offer or in any respect that is material and adverse to the interests of the Locked-Up Shareholders, including modifying the conditions of the Offer or imposing additional conditions to the Offer.

Deposit of Shares; Support of the Offer

Each of the Locked-Up Shareholders agree that it will, on or before the fifth business day following the mailing of the Offer to the Shareholders, cause all of its Great Western Shares to be validly tendered in valid acceptance of the Offer and agrees not to withdraw those Great Western Shares from the Offer except and unless the Lock-Up Agreement is terminated in accordance with its terms. Each of the Locked-Up Shareholders also covenants and irrevocably agrees that from the date of the Lock-Up Agreement until the earlier of the Expiry Time and the termination of the Lock-Up Agreement it will:

- not directly or indirectly solicit, initiate, assist or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of a potential Acquisition Proposal;
- immediately cease any existing discussions or negotiations that it may be having with any parties, other than Vaaldiam, with respect to any potential Acquisition Proposal;
- promptly notify Vaaldiam of every communication received or response made in connection with any potential bona fide Acquisition Proposal which could reasonably be considered to be comparable to the Offer, or more favourable to the Shareholders than the Offer, and will promptly provide to Vaaldiam (i) a written description of the material terms and conditions of such potential Acquisition Proposal; and (ii) a written description of any change to the material terms or conditions of such potential Acquisition Proposal;
- not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any of its Great Western Shares, or any right or interest therein (direct or indirect), to any person or group or agree to do any of the foregoing except pursuant to the Offer;
- not grant or agree to grant any proxy or other right to vote its Great Western Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to its Great Western Shares;
- not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the Offer and the other transactions contemplated by the Support Agreement;
- not tender or vote any of the its Great Western Shares in favour of any Acquisition Proposal;
- vote or cause to be voted its Great Western Shares against any proposed action by Great Western or its shareholders or affiliates or any other person (i) in furtherance of any Acquisition Proposal, (ii) which might reasonably be regarded as likely to prevent or delay the successful completion of the Offer or the other transactions contemplated by the Support Agreement and the Lock-Up Agreement, or (iii) without limiting the generality of the foregoing, any resolution to remove or change any of the directors of Great Western except with the prior written consent of Vaaldiam;
- use all commercially reasonable efforts in its capacity as a holder of Great Western Shares to assist Great Western and Vaaldiam in successfully completing the Offer and the other transactions contemplated by the Support Agreement and each Lock-Up Agreement;
- not purchase or obtain or enter into any agreement or right to purchase any additional Great Western Shares or any other securities of Great Western from and including the date of the Lock-Up Agreement until the termination of the Lock-Up Agreement; and
- not without the prior written consent of Vaaldiam, make any commitment or representation to any employee, officer or consultant of Great Western or any of its affiliates as to incentive plans, retention plans or any other compensation or services that may be offered to such person prior to or following completion of the Offer or any of the other transactions contemplated by the Support Agreement.

Termination of the Lock-Up Agreement

The Lock-Up Agreements may be terminated at any time by a written instrument executed by all parties thereto. Vaaldiam, when not in material default in the performance of its obligations under the Lock-Up Agreements, may, without prejudice to any of its rights under the Lock-Up Agreements and in its sole discretion, terminate the Lock-Up Agreements by written notice to the respective Locked-Up Shareholder if any of the representations and warranties of such Locked-Up Shareholder under the Lock-Up Agreement shall not be true and correct in all material respects or the Locked-Up Shareholder shall not have complied with its covenants to Vaaldiam contained in the Lock-Up Agreement. In addition, unless extended by mutual agreement of the Locked-Up Shareholder and Vaaldiam, the Lock-Up Agreement shall automatically terminate on the first to occur of (i) the Expiry Time, (ii) the termination or withdrawal or expiry of the Offer, and (iii) the Outside Date. If the Lock-Up Agreement is terminated in accordance with its terms, the provisions of the Lock-Up Agreement will become void and no party to the Lock-Up Agreement shall have liability or obligations to any other party to the Lock-Up Agreement, except in respect of a breach of the Lock-Up Agreement which occurred prior to such termination, and the Locked-Up Shareholder shall be entitled to withdraw its Great Western Shares from the Offer.

13. Arrangements, Agreements, Commitments or Understandings

There are no arrangements, agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or senior officers of Great Western and no payments or other benefits are proposed to be made or given by the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful; however, subject to receipt of required regulatory approval, it is expected that certain directors of Great Western will be asked to form an advisory committee to provide the Combined Entity with guidance on the properties of Great Western for a period of at least one year following completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction (if permitted, the members of such committee would be entitled to retain the Great Western Options which they currently hold). Other than the Lock-Up Agreements, there are no contracts, arrangements or understandings, formal or informal, between Vaaldiam and any securityholder of Great Western with respect to the Offer or between Vaaldiam and any person or company with respect to any securities of Great Western in relation to the Offer.

14. Support Agreement

The following is a summary of the material provisions of the Support Agreement and is qualified in its entirety by the full text of the Support Agreement filed by Vaaldiam with the Canadian securities regulatory authorities and available at www.sedar.com.

Vaaldiam may assign all or any part of its rights under the Support Agreement to, and its obligations under the Lock-Up Agreements may be assumed by, a subsidiary of Vaaldiam, provided that if such assignment and/or assumption takes place, Vaaldiam shall continue to be liable severally with such subsidiary for all of its obligations under the Support Agreement.

Approval by Board of Directors

On July 3, 2007, Vaaldiam and Great Western entered into the Support Agreement pursuant to which Vaaldiam agreed to make the Offer. Great Western has represented and warranted to Vaaldiam in the Support Agreement that the Board of Directors of Great Western has determined that the Offer is fair to the Shareholders and that the Offer is in the best interests of Great Western and has resolved to recommend to the Shareholders that they accept the Offer and deposit their Great Western Shares under the Offer. The Great Western board of directors has received a fairness opinion from Wellington West. The Board of Directors of Great Western has approved the execution and performance of the Support Agreement.

Cease Negotiation

Great Western has agreed under the terms of the Support Agreement that it will, and will cause the officers, directors, employees, representatives and agents of Great Western and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Vaaldiam) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Great Western has agreed not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Great Western has further agreed not to release any third party from any standstill agreement or provision to which such third party is a party unless such third party has made a Superior Proposal.

No Solicitation

Under the terms of the Support Agreement, Great Western shall not, directly or indirectly, through any officer, director, employee, representative or agent of Great Western or any of its subsidiaries, (i) actively solicit, initiate or actively encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, (iii) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Vaaldiam, the approval of the Board of Directors of Great Western of the Offer, (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (v) accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in the Support Agreement shall prevent the Board of Directors of Great Western from taking any of the actions described in clauses (i) through (v) above in respect of a Superior Proposal.

Notice of Acquisition Proposals

Under the terms of the Support Agreement, Great Western shall immediately notify Vaaldiam of any Acquisition Proposal or written inquiry that could lead to an Acquisition Proposal, in each case received after July 3, 2007, of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Great Western or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Great Western or any of its subsidiaries by any person that informs Great Western or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and, provided Vaaldiam agrees to such requests as to the confidentiality to be afforded in respect of such Acquisition Proposal that the person proposing the Acquisition Proposal may reasonably request, a description of the material terms and conditions of any such Acquisition Proposal or inquiry, and shall provide the identity of the person making any such Acquisition Proposal or inquiry and such other details of the proposal or inquiry as Vaaldiam may reasonably request. Great Western shall (i) keep Vaaldiam fully informed of the status, including any change to the material terms of any such Acquisition Proposal or inquiry; and (ii) provide Vaaldiam with copies of all correspondence and other written material sent or provided to Great Western from any person in connection with any Acquisition Proposal or inquiry or sent or provided by Great Western to any person in connection with any Acquisition Proposal or inquiry immediately after receipt or delivery thereof.

If Great Western receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal and the Board of Directors of Great Western determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Board of Directors of Great Western may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Confidentiality Agreement, provide such person with access in accordance with the Support Agreement to information regarding Great Western; provided, however, that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Great Western sends a copy of any such confidentiality agreement to Vaaldiam immediately upon its execution and Vaaldiam is immediately provided with a list and copies of all information provided to such person not previously provided to Vaaldiam and is immediately provided with access to information similar to that which was provided to such person.

Acceptance of a Superior Proposal

Under the terms of the Support Agreement, Great Western has agreed not to accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement as permitted pursuant to the non-solicitation provisions of the Support Agreement) unless (a) Great Western has complied with its obligations under the Support Agreement in respect of, among others, non-solicitation, notice of acquisition proposals, Vaaldiam's right to match, the agreement as to termination payments and reimbursement of expenses described below, and has provided Vaaldiam with a copy of the Superior Proposal and (b) a period (the "**Response Period**") of five Business Days shall have elapsed from the date on which Vaaldiam received written notice from the Board of Directors of Great Western that the Board of Directors of Great Western determined, subject only to compliance with the right to match provisions contained in the Support Agreement, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal.

Right to Match

During the Response Period, Vaaldiam will have the right, but not the obligation, to offer to amend the terms of the Offer. The Board of Directors of Great Western will review any such proposal by Vaaldiam to amend the terms of the Offer, including an increase in, or modification of, the consideration to be received by the holders of Great Western Shares, to determine whether the Acquisition Proposal to which Vaaldiam is responding would be a Superior Proposal when assessed against the Offer as it is proposed by Vaaldiam to be amended. If the Board of Directors of Great Western does not so determine, the Board of Directors of Great Western will promptly reaffirm its recommendation of the Offer, as amended. If the Board of Directors of Great Western does so determine, Great Western may on termination of the Support Agreement in accordance with its terms and the payment of the termination payment, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Termination Payments

Great Western has agreed to pay to Vaaldiam an amount of $750,000 as a termination payment, if the Offer is not consummated because any of the following events occur:

(a) Vaaldiam terminates the Support Agreement as a result of the Board of Directors of Great Western having (i) withdrawn or modified in a manner adverse to Vaaldiam its approval or recommendation of the Offer and the transactions contemplated by the Support Agreement (unless Vaaldiam shall have made a misrepresentation as of July 3, 2007 or breached a covenant under the Support Agreement in such a manner that Great Western would be entitled to terminate the Support Agreement in accordance with the terms thereof); or (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a permitted confidentiality agreement);

(b) Great Western shall have terminated the Support Agreement in order to enter into a binding written agreement with respect to a Superior Proposal (other than a permitted confidentiality agreement pursuant to the Support Agreement), subject to compliance with the non-solicitation and right to match provisions of the Support Agreement and provided that no termination shall be effective unless and until Great Western shall have paid Vaaldiam the termination payment; or

(c) Great Western shall have intentionally and materially breached its non-solicitation or right to match obligations under the Support Agreement.

Vaaldiam has agreed to pay to Great Western an amount equal to the expenses incurred by Great Western in connection with the Support Agreement and the Offer, but not greater than $710,000, if the Offer is not consummated because any of the following events occur:

(a) Great Western terminates the Support Agreement as a result of Vaaldiam having made a misrepresentation as of July 3, 2007 or breached a covenant under the Support Agreement in such a manner that Great Western would be entitled to terminate the Support Agreement in accordance with the terms thereof;

(b) Vaaldiam withdraws the Offer other than under any circumstances under which Vaaldiam would be permitted to terminate the Support Agreement pursuant to the terms of the Support Agreement; or

(c) the Elkedra Arrangement is not completed.

Conditions; Extension of the Offer

The Support Agreement provides that the Offer is subject to certain conditions including, among other things, that Zoneplan Limited, Great Western Minerals Group and Peter Marrone shall have validly deposited under the Offer and not withdrawn at the Expiry Time 43,577,779 Great Western Shares. See Section 2 of the Offer, "Conditions of the Offer". Vaaldiam may, under the terms of the Support Agreement, waive in writing at any time, in whole or in part, any condition of the Offer. Vaaldiam has agreed pursuant to the Support Agreement that it will not impose additional conditions to the Offer or amend, modify or change the terms and conditions of the Offer in a manner that is adverse to Shareholders without the prior written consent of Great Western, other than (i) subject to the Outside Date, to extend the Expiry Date if, on the Expiry Date on which the Offer is scheduled to expire, any of the conditions to the Offer shall not be satisfied or waived by Vaaldiam, until such time as such conditions are satisfied or waived by Vaaldiam or (ii) to comply with the legal obligations of Vaaldiam with respect to any amendment, modification or change of the Offer.

Outstanding Great Western Options and Certain Other Purchase Rights

Under the terms of the Support Agreement, Vaaldiam agrees that the Board of Directors of Great Western may, subject to receipt of all necessary Regulatory Approvals, take the necessary actions to provide that the Great Western Options shall (i) not expire prior to the date on which such Great Western Options were to expire pursuant to their terms; and (ii) fully vest, to the extent such Great Western Options are not fully vested.

Vaaldiam has agreed to use reasonable commercial efforts to take all steps to ensure that all Great Western Options and Great Western Warrants (both vested and unvested) outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction or Compulsory Acquisition Transaction will become securities of Vaaldiam exercisable to purchase Vaaldiam Shares following the completion of the Offer.

Under the terms of the Support Agreement, Vaaldiam agrees that the holders of Great Western Warrants shall, in accordance with the terms of the Great Western Warrants, upon exercise receive Vaaldiam Shares in the same number as would have been received had the Great Western Warrants been exercised at the time of the Offer.

Representations, Warranties and Covenants

The Support Agreement contains certain customary representations and warranties of each of Vaaldiam and Great Western. These representations and warranties terminate upon the earlier of the Effective Date or the date on which the Support Agreement is terminated in accordance with its terms.

The Support Agreement also contains customary negative and positive covenants by Great Western and Vaaldiam. Among other things, Great Western has agreed that, until the earlier of the Effective Date and the time the Support Agreement is terminated in accordance with its terms, unless Vaaldiam shall otherwise agree in writing, such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by the Support Agreement or the Offer, its business and that of its subsidiaries shall be conducted only in compliance with any material contracts to which it is a party and in the usual and ordinary course of business consistent with past practice. Great Western also agreed to use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, employees, goodwill and business relationships. Great Western has agreed that it will not and will cause its subsidiaries not to take certain actions specified in the Support Agreement, including paying dividends or making other distributions on the Shares.

Great Western has agreed under the Support Agreement to take all actions necessary or desirable to make the transactions contemplated in the Support Agreement effective, including (i) obtaining Regulatory Approvals; (ii) defending all lawsuits challenging the Support Agreement; (iii) forthwith at the request of Vaaldiam upon confirmation that Vaaldiam beneficially owns more than 66⅔% of the Great Western Shares, use its reasonable commercial efforts to assist in effecting the resignations of the Great Western directors and causing them to be replaced by persons nominated by Vaaldiam; and (iv) assisting Vaaldiam with regards to fulfilling obligations regarding dissenting offerees under the Offer.

Termination

The Support Agreement includes the following termination rights which must be exercised prior to the Effective Time, each subject to its specific terms:

(a) Vaaldiam or Great Western may terminate the Support Agreement if: (i) any Law makes the making or completion of the Offer or the transactions contemplated by the Support Agreement illegal or otherwise prohibited; or (ii) the Expiry Date does not occur on or prior to the Outside Date;

(b) Vaaldiam may terminate the Support Agreement if the Board of Directors of Great Western shall have:

(i) withdrawn or modified in a manner adverse to Vaaldiam its approval or recommendation of the Offer and the transactions contemplated by the Support Agreement (unless Vaaldiam shall have made a misrepresentation as at July 3, 2007 or breached a covenant under the Support Agreement in such a manner that Great Western would be entitled to terminate the Support Agreement in accordance with the terms thereof); or

(ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a permitted confidentiality agreement);

(c) subject to the notice and cure provisions under the Support Agreement, Vaaldiam may terminate the Support Agreement if any condition described in Section 2 of the Offer is not satisfied or waived by Vaaldiam at or before the Expiry Time;

(d) Great Western may terminate the Support Agreement if: (i) subject to the notice and cure provisions under the Support Agreement, any representation or warranty of Vaaldiam set out in the Support Agreement qualified as to materiality shall not be true and correct or any such representation or warranty not so qualified shall not be true and correct in all material respects as of July 3, 2007 and as of the Expiry Date as if made on and as of such date (except to the extent that any such representation and warranty speaks as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date) or Vaaldiam shall not have performed in all material respects any covenant to be performed by it under the Support Agreement; (ii) the Offer (or any amendment thereto other than as permitted by the Support Agreement or any amendment thereof that has been mutually agreed to by the parties to the Support Agreement) does not conform, in all material respects with the conditions to the Offer as set out in the Support Agreement or any amendment thereof that has been mutually agreed to by the parties; or (iii) the Offer has been terminated, withdrawn or expires;

(e) Great Western may terminate the Support Agreement in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement as permitted by the Support Agreement), subject to compliance with the non-solicitation and right to match provisions of the Support Agreement; or

(f) Vaaldiam or Great Western may terminate the Support Agreement if the Expiry Date does not occur on or before the Outside Date.

D & O Insurance

From and after the Effective Date and for a period ending six years after the Expiry Time, Vaaldiam shall cause Great Western or any successor to Great Western to maintain Great Western's current directors' and officers' insurance policy (or a policy reasonably equivalent) (the "**D&O Policy**") on terms and conditions which are no less advantageous to the directors and officers of Great Western than those contained in the policy in effect on July 3, 2007, for all present and former directors and officers of Great Western or any successor to Great Western, covering claims made prior to or within six years after the Expiry Date; provided, however, that in no event will Great Western be required to pay in excess of 300% of the annual premium currently paid by Great Western for such coverage for the purchase of such D&O Policy, and if the cost for such coverage is in excess of such amount, Great Western or any successor to Great Western shall only maintain such coverage as is available for such amount. From and after the Effective Date, Vaaldiam shall cause Great Western (or any successor) to indemnify the current and former directors and officers of Great Western to the same extent to which Vaaldiam indemnifies its directors as at July 3, 2007.

15. Acceptance of the Offer

Other than the Lock-Up Agreements, the Offeror has not entered into any agreement, arrangement or understanding with any Shareholders with respect to the Offer, or with any Person with respect to any securities of Great Western and the Offer.

16. Material Changes and Other Information

The Offeror is not aware of any information which indicates that any material change has occurred in the affairs of Great Western since June 30, 2007, the date of the last published interim financial statements of Great Western, other than as disclosed herein or otherwise publicly disclosed by Great Western, and the Offeror does not have any knowledge of any other matter that has not previously been generally disclosed and which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

17. Effect of the Offer on the Market for and Listing of Great Western Shares

The purchase of Great Western Shares by the Offeror pursuant to the Offer will reduce the number of Great Western Shares that might otherwise trade publicly and will reduce the number of holders of Great Western Shares and, depending on the number of Great Western Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining Great Western Shares held by the public.

The rules and regulations of the TSXV establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Great Western Shares from the TSXV. Among such criteria is the number of Shareholders, the number of Great Western Shares publicly held and the aggregate market value of the Great Western Shares publicly held.

Depending on the number of Great Western Shares purchased under the Offer, it is possible that the Great Western Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Great Western Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Great Western Shares. If permitted by applicable Law and the terms of the Great Western Options and Great Western Warrants, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Great Western Shares from the TSXV. If the Great Western Shares are delisted from the TSXV, the extent of the public market for the Great Western Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Great Western Shares publicly held and the aggregate market value of the Great Western Shares remaining at such time, the interest in maintaining a market in Great Western Shares on the part of securities firms, whether Great Western remains subject to public reporting requirements in Canada and other factors.

After the purchase of the Great Western Shares under the Offer, Great Western may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities laws of the applicable Canadian jurisdictions or may request to cease to be a reporting issuer under the securities laws of such jurisdictions.

18. Regulatory Matters

The Offeror's obligation to take-up and pay for Great Western Shares tendered under the Offer is conditional upon all Regulatory Approvals having been obtained or concluded, or, in the case of waiting or suspensory periods, such periods having expired or terminated.

Securities Regulatory Matters

The distribution of the Vaaldiam Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of Vaaldiam Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

The Offer is being made in compliance with applicable Canadian rules governing takeover bids and tender offers, respectively. Securities laws require that under a takeover bid all holders of the same class of securities be offered identical consideration. Vaaldiam has applied for exemptive relief from such identical consideration requirement in respect of certain Shareholders resident in the United States from the securities administrators in the provinces of Canada where such relief is required.

19. Certain Canadian Federal Income Tax Considerations

In the opinion of Fogler, Rubinoff LLP, special Canadian counsel to Vaaldiam, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of Great Western Shares pursuant to the Offer (or pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction) and who, for purposes of the Tax Act and at all relevant times (i) holds its Great Western Shares and any Vaaldiam Shares acquired pursuant to the Offer as capital property, (ii) deals at arm's length with Great Western and Vaaldiam, and (iii) is not affiliated with Great Western or Vaaldiam. Shareholders meeting such requirements are referred to as a "Holder" or "Holders" herein, and this summary only addresses such Holders.

Great Western Shares will generally constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Persons holding options, warrants or other rights to acquire Great Western Shares and persons who acquired Great Western Shares on the exercise of employee stock options are not addressed, and all such persons should consult their own tax advisors in this regard. In addition, this summary is not applicable to a Shareholder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" as defined in the Tax Act or a Shareholder an interest in which is a "tax shelter investment" for purposes of the Tax Act.

This summary is based on the provisions of the Tax Act in force as at the date hereof, all proposed amendments to the Tax Act publicly announced by the Minister of Finance (Canada) before the date hereof (**"Proposed Amendments"**) and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (**"CRA"**) made publicly available prior to the date hereof, and assumes that the Proposed Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Amendments will be enacted or promulgated in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in law or in the administrative policies and assessing practices of CRA, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein. This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Holders in all circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, all Holders should consult their own independent tax advisors for advice with respect to the income tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Holders Resident in Canada

This part of the summary is applicable to Holders who, for purposes of the Tax Act and any applicable tax treaty are, or are deemed to be, resident in Canada (a **"Resident Holder"** or **"Resident Holders"**).

Certain Resident Holders whose Great Western Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Great Western Shares and every "Canadian security" (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Resident Holders Who Accept the Offer

A Resident Holder who disposes of Great Western Shares pursuant to the Offer in exchange for Vaaldiam Shares will generally be considered to realize a capital gain (or capital loss) to the extent the proceeds of disposition of such Great Western Shares net of any reasonable costs of disposition exceed (or are less than) the adjusted cost base of such Great Western Shares

In the case of a Resident Holder who receives Vaaldiam Shares, a capital gain or capital loss that would otherwise be realized on the exchange of a Great Western Share for a Vaaldiam Share may be deferred under the provisions of section 85.1 of the Tax Act. In general, except where (a) such a Holder has, in the Holder's income tax return for the year of sale, included any portion of the gain or loss otherwise determined from the disposition of a Great Western Share or (b) immediately after the exchange, such a Holder or persons with whom such a Holder does not deal at arm's length for purposes of the Tax Act or such a Holder together with such persons either controls Vaaldiam or beneficially owns shares of the capital stock of Vaaldiam having a fair market value of more than 50% of the fair market value of all outstanding shares of the capital stock of Vaaldiam, the Holder will be deemed to have disposed of each of the Holder's Great Western Shares for proceeds of disposition equal to the adjusted cost base of such share immediately before the disposition, and, in exchange therefor, will be deemed to have acquired Vaaldiam Shares at a cost equal to such adjusted cost base and, accordingly, such Holder will not realize a capital gain or capital loss. In any other case, the proceeds of disposition of such Great Western Shares will be deemed to be equal to the fair market value of the Vaaldiam Shares received in exchange for such Great Western Shares, determined as at the Take-Up Date, and such Vaaldiam Shares will be considered to have been acquired at a cost equal to such fair market value. In computing the adjusted cost base to a Holder of a Vaaldiam Share, the cost of each Vaaldiam Share acquired pursuant to the Offer must generally be averaged with the adjusted cost base of all other Vaaldiam Shares owned by such Holder immediately before such acquisition as capital property.

The provisions described above with respect to the deferral of a capital gain or a capital loss will not apply to Holders who elect to include in their income for the year of disposition any portion of the gain or loss otherwise determined. A Holder who does include any such amount in income will be deemed to have disposed of all Great Western Shares for proceeds of disposition equal to the fair market value of the Vaaldiam Shares received in exchange therefor and to have acquired such Vaaldiam Shares at a cost equal to their fair market value. It is not possible for a Holder to elect such treatment on a portion only of the gain or loss otherwise realized on a disposition of Great Western Shares.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in income one-half of the amount of any capital gain as a "taxable capital gain", and will be entitled to deduct one-half of the amount of any capital loss against taxable capital gains realized in the year by such Resident Holder. To the extent one-half of such capital losses exceeds taxable capital gains realized in the year, the excess may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in any such year to the extent and under the circumstances described in the Tax Act.

In general, a capital loss otherwise arising on the disposition of a share by a corporation may be reduced by dividends previously received or deemed to have been received thereon in accordance with the detailed provisions of the Tax Act in that regard. Similar rules may apply where a corporation is, directly or through a trust or a partnership, a member of a partnership or a beneficiary of a trust that owns shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6⅔% of its "aggregate investment income". For this purpose, aggregate investment income includes net taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

Compulsory Acquisition of Great Western Shares

As described under Section 8 of this Circular, "Acquisition of Great Western Shares Not Deposited — Compulsory Acquisition", Vaaldiam may, in certain circumstances, acquire Great Western Shares not deposited under the Offer pursuant to statutory rights of purchase under the CBCA. The tax consequences to a Resident Holder of a disposition of Great Western

Shares in such circumstances will generally be similar to those described above under "Resident Holders Who Accept the Offer". Resident Holders whose Great Western Shares may be so acquired should consult their own tax advisors.

Subsequent Acquisition Transaction

As described in Section 8 of this Circular, "Acquisition of Great Western Shares Not Deposited", if Vaaldiam does not acquire all of the Great Western Shares pursuant to the Offer or by means of a Compulsory Acquisition, Vaaldiam may propose other means of acquiring the remaining outstanding Great Western Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and accordingly it is not possible to comment except in very general terms. Vaaldiam may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction, the tax consequences of which to a Resident Holder would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above. Depending upon the exact manner in which the transaction is carried out, such tax consequences may also include a capital gain or capital loss, a deemed dividend or both a deemed dividend and a capital gain or capital loss. Any such capital loss may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the Great Western Shares (or on shares of an amalgamated corporation for which the Great Western Shares are exchanged) to the extent and under the circumstances described in the Tax Act.

A Subsequent Acquisition Transaction could be carried out by means of an amalgamation of Great Western with Vaaldiam or one of its Canadian resident affiliates, pursuant to which Resident Holders who did not tender Great Western Shares under the Offer would have their Great Western Shares exchanged upon the amalgamation for Vaaldiam Shares and for redeemable preference shares of the amalgamated corporation or of Vaaldiam ("**Redeemable Shares**") which Redeemable Shares would then be redeemed immediately for cash. A Resident Holder would not realize a capital gain or a capital loss as a result of the exchange of shares on the amalgamation. The cost of the Redeemable Shares received upon the amalgamation would be equal to that proportion of the adjusted cost base to the Resident Holder of Great Western Shares immediately before the amalgamation that:

(a) the fair market value, immediately after the amalgamation, of all the Redeemable Shares so acquired by the Resident Holder, is of

(b) the fair market value, immediately after the amalgamation, of the Vaaldiam Shares and the Redeemable Shares so acquired by the Resident Holder.

The remaining portion of the adjusted cost base of Great Western Shares to the Resident Holder would constitute the cost to the Resident Holder of the Vaaldiam Shares. Upon the redemption of Redeemable Shares, the Resident Holder would generally be deemed to have received a dividend equal to the amount, if any, by which the redemption price of the Redeemable Shares exceeds their paid-up capital for the purposes of the Tax Act (subject to the potential application of subsection 55(2) of the Tax Act to a holder of such shares that is a corporation as discussed below). The amount by which the redemption price exceeds the amount of the deemed dividend would be treated as proceeds of disposition of the Redeemable Shares for the purposes of computing any capital gain or capital loss arising on the redemption of such shares.

Taxation of any such capital gain or capital loss is described above under the heading "Taxation of Capital Gains and Capital Losses".

A Resident Holder that is a corporation should consult its own tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act with respect to any dividends received, or deemed to be received, by such corporation in connection with a Subsequent Acquisition Transaction. Subsection 55(2) provides in part that, where a Resident Holder that is a corporation receives or is deemed to receive a dividend, in certain circumstances the dividend or deemed dividend may be treated as proceeds of disposition of the Great Western Shares for the purpose of computing the Resident Holder's capital gain. Subject to the potential application of this provision, dividends received or deemed to be received by a corporation in connection with a Subsequent Acquisition Transaction will be included in computing income, and normally will also be deductible in computing its taxable income, but affected Resident Holders are advised to consult their own tax advisors in this regard.

A Resident Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends received, or deemed to be received, in connection with a Subsequent Acquisition Transaction to the extent that such dividends are deductible in computing such corporation's taxable income.

In the case of a Resident Holder who is an individual (including a trust), dividends received or deemed to be received in connection with a Subsequent Acquisition Transaction will be included in computing the Resident Holder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, under the current administrative practice of the CRA, a Resident Holder who exercises a right of dissent in respect of such an amalgamation should be considered to have disposed of its Great Western Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder for such Great Western Shares, other than interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Holder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their own tax advisors in this regard. Interest awarded by a court would be included in computing the Resident Holder's income. Resident Holders should consult their own tax advisors for advice with respect to all income tax consequences to them of having their Great Western Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described under Section 17 of this Circular, "Effect of the Offer on the Market for and Listing of Great Western Shares", Great Western Shares may be delisted from the TSXV. In certain circumstances, a delisting could adversely affect a holder of Great Western Shares that is a trust governed by a registered retirement savings plan (or other deferred income plan) by subjecting such holder or its annuitant or beneficiary to certain taxes and penalties under the Tax Act, and Resident Holders who may be so affected should consult with their own tax advisors in this regard.

Holding and Disposing of Vaaldiam Shares

In the case of a Resident Holder who is an individual (including a trust), dividends received or deemed to be received on Vaaldiam Shares will be included in computing the Resident Holder's income, and will be subject to the normal gross-up and dividend tax credit rules under the Tax Act. A Resident Holder that is a "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends received or deemed to be received on Vaaldiam Shares to the extent such dividends are deductible in computing such corporation's taxable income.

A Resident Holder that is a corporation should consult its own tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act with respect to any dividends received, or deemed to be received, by such corporation. Subsection 55(2) provides in part that, where a Resident Holder that is a corporation receives or is deemed to receive a dividend, in certain circumstances the dividend or deemed dividend may be treated as proceeds of disposition of the Vaaldiam Shares for the purpose of computing the Resident Holder's capital gain. Subject to the potential application of this provision, dividends received or deemed to be received by a corporation will be included in computing income, and normally will also be deductible in computing its taxable income, but affected Resident Holders are advised to consult their own tax advisors in this regard.

A disposition or deemed disposition of Vaaldiam Shares by a Resident Holder will be subject to the normal rules under the Tax Act (See "Taxation of Capital Gains and Capital Losses" above). Provided that they are listed on a prescribed stock exchange, which includes the TSX and the TSXV, or that Vaaldiam continues to qualify as a "public corporation" for the purposes of the Tax Act, Vaaldiam Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Holders Not Resident in Canada

This portion of the summary is applicable to Holders who, at all relevant times for purposes of the Tax Act, have not been and are not resident in Canada or deemed to be resident in Canada and do not use or hold, and are not deemed to use or hold their Great Western Shares in carrying on a business in Canada. Holders meeting all such requirements are hereinafter referred to as a "Non-Resident Holder" or "Non-Resident Holders", and this part of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a non-Canadian resident holder that is an insurer that carries on an insurance business in Canada and elsewhere.

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Great Western Shares pursuant to the Offer unless such shares are or are deemed to be "taxable Canadian property" as defined in the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

Generally, Great Western Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX and the TSXV) at that time, unless:

(a) at any time during the 60 month period ending at the time of disposition of the Great Western Shares by such Non-Resident Holder, the Non-Resident Holder, persons not dealing at arm's length with such Non-Resident Holder, or any combination thereof owned 25% or more of the issued shares of any class or series of the capital stock of Great Western; or

(b) the Non-Resident Holder's Great Western Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property or are otherwise deemed to be taxable Canadian property.

If the Great Western Shares are taxable Canadian property to a Non-Resident Holder, the recognition of a capital gain on the disposition of Great Western Shares as a result of acceptance of the Offer would in general be determined in the manner and subject to the tax treatment described above under "Holders Resident in Canada", subject to the terms of any applicable income tax treaty between Canada and the country of residence of the Non-Resident Holder. Non-Resident Holders who hold Great Western Shares as taxable Canadian property should consult with their own tax advisors.

Compulsory Acquisition of Great Western Shares

A Non-Resident Holder will not be subject to income tax under the Tax Act on a disposition of Great Western Shares either pursuant to Vaaldiam's statutory rights of purchase described in Section 8 of this Circular, "Acquisition of Great Western Shares Not Deposited — Compulsory Acquisition" or on an exercise of dissent rights in respect thereof unless the Great Western Shares are "taxable Canadian property" to the Non-Resident Holder as described above (and subject to the discussion below under "Potential Delisting") and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Where interest is paid or credited to a Non-Resident Holder in connection with the exercise of dissent rights under a Compulsory Acquisition, such Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount thereof, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) (the "**Tax Treaty**") and is the beneficial owner of the interest, the applicable rate of Canadian withholding tax is generally reduced to 10%.

Subsequent Acquisition Transaction

As described in Section 8 of this Circular, "Acquisition of Great Western Shares Not Deposited — Subsequent Acquisition Transaction", if Vaaldiam does not acquire all of the Great Western Shares under the Offer or by means of a Compulsory Acquisition, Vaaldiam may propose other means of acquiring the remaining outstanding Great Western Shares. The tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those referred to above. A Non-Resident Holder may realize a capital gain or a capital loss and/or a deemed dividend (see also discussion above). In general, the Non-Resident Holder would not be subject to taxation under the Tax Act in respect of any capital gain that is realized unless the Non-Resident Holder's Great Western Shares are taxable Canadian property, as described above (and subject to the discussion below under "Potential Delisting"), and the Non-Resident Holder is not entitled to any relief under an applicable tax treaty. Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Great Western Shares acquired pursuant to a Subsequent Acquisition Transaction, including the special considerations applicable if the Great Western Shares are not then listed on a prescribed stock exchange. Dividends paid or deemed to be paid to a Non-Resident Holder would be subject to Canadian withholding tax at a rate of 25%, as would any interest awarded to a Non-Resident Holder by a court in the event a dissent is available and is exercised. The rate of withholding tax may be reduced under the provisions of an applicable income tax treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Tax Treaty and is the beneficial owner of the dividends or the interest, the rate of Canadian withholding tax is generally reduced to 15% for dividends and 10% for interest.

Potential Delisting

As described under Section 7 of this Circular, "Risk Factors — Risk Factors Related to the Offer", Great Western Shares may be delisted from the TSXV. If the Great Western Shares are not listed on a prescribed stock exchange at the time of disposition by a Non-Resident Holder, Great Western Shares will be taxable Canadian property to the Non-Resident Holder and the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on such disposition, subject to relief under an applicable tax treaty. If Great Western Shares are not listed on a prescribed stock exchange at the time of disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to a Non-Resident Holder in which case the Non-Resident Holder will be required to comply with the notice requirements in section 116 of the Tax Act, and Vaaldiam may be required to withhold an amount from any payment to the Non-Resident Holder pursuant to the Tax Act. Non-Resident Holders should consult with their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Great Western Shares pursuant to the Offer.

Holding and Disposing of Vaaldiam Shares

Dividends paid or deemed to be paid to a Non-Resident Holder on Vaaldiam Shares will be subject to nonresident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

Provided the Vaaldiam Shares are listed on a prescribed stock exchange at all relevant times, a Non-Resident Holder will generally not be liable for Canadian income tax on a disposition or deemed disposition of Vaaldiam Shares (including a disposition by the Depositary on behalf of such Non-Resident Holder) unless the Non-Resident Holder's Vaaldiam Shares are, or are deemed to be, taxable Canadian property and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

The tax consequences to holders of Great Western Options or Great Western Warrants of exercising or not exercising their Great Western Options or Great Western Warrants are not described in this Circular. Holders of Great Western Options and Great Western Warrants should consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Great Western Options or Great Western Warrants.

20. Depositary

Vaaldiam has engaged Equity Transfer & Trust Company to act as Depositary for the receipt of Great Western Shares and related Letters of Transmittal deposited to the Offer and for the payment for Great Western Shares purchased by Vaaldiam pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its offices in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Great Western Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Great Western Shares. Vaaldiam has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the provincial securities laws of Canada.

21. Dealer Manager and Soliciting Dealer Group

The Offeror has retained Canaccord to act as financial advisors in connection with the Offer.

Canaccord will be paid a fee for services rendered by it in its capacity as financial advisor, and will be reimbursed by Vaaldiam for its reasonable out-of-pocket expenses. In addition, Canaccord will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer.

Canaccord has the right to form a soliciting dealer group (the "**Soliciting Dealer Group**") composed of members of the Investment Dealers Association of Canada and members of the TSX and the TSXV to solicit acceptances of the Offer. The Dealer Manager and the other members of any Soliciting Dealer Group are referred to herein as "Soliciting Dealers". Vaaldiam may make use of the services of a Soliciting Dealer and, in this case, may pay such Soliciting Dealer a fee for each Great Western Share deposited and taken up by Vaaldiam under the Offer other than Great Western Shares held by members of a Soliciting Dealer Group for their own account. Vaaldiam may require Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit.

No fee or commission will be payable by Shareholders who transmit their Great Western Shares directly to the Depositary or who make use of the facilities of a Soliciting Dealer to the Offer provided that the proceeds resulting from any sale of Vaaldiam Shares for a Shareholder resident in the United States by a registered broker or investment dealer retained by the Depositary on its behalf will be subject to deductions in respect of brokerage commissions and other expenses.

22. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides securityholders of Great Western with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Holders of Great Western Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

23. Directors' Approval

The contents of the Offer and Circular have been approved and the sending thereof to the Shareholders has been authorized by the Board of Directors of Vaaldiam.

24. Expenses of the Offer

Vaaldiam will fund the costs and expenses it incurs as a result of the Offer, and Vaaldiam has sufficient funds available to pay all such costs and expenses. Vaaldiam estimates that the fees and expenses of the Offer will be approximately $2 million.

25. Available Information

Vaaldiam files reports and other information with Canadian securities regulatory authorities. These reports and information are available to the public free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

26. Experts

The audited consolidated financial statements of Vaaldiam as at December 31, 2006, incorporated by reference in this Offer and Circular, have been so incorporated in reliance upon the report of Ernst & Young LLP, independent chartered accountants, and Ernst & Young LLP has advised that it is independent of Vaaldiam within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The auditied consolidated financial statements of Vaaldiam as at December 31, 2005, incorporated by reference in this Offer and Circular, have been so incorporated in reliance upon the report of Kraft Berger LLP, previously named Kraft, Berger, Grill, Schwartz, Cohen and March LLP, independent chartered accountants, and upon the authority of such said firm as experts in accounting and auditing. Kraft, Berger LLP has advised that it is independent of Vaaldiam within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The audited consolidated financial statements of Elkedra as at June 30, 2007 and 2006, included in this Offer and Circular, have been so incorporated in reliance upon the report of WHK Horwath Perth Audit Partnership, independent chartered accountants, and upon the authority of such said firm as experts in accounting and auditing. WHK Horwath Perth Audit Partnership has advised that it is independent of Elkedra within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants in Australia.

Certain material in Vaaldiam's Annual Information Form for the year ended December 31, 2006 has been incorporated by reference herein upon the authority of the following: Timothy L. Maunula, B.Sc., P.Geo., of Wardrop Engineering Inc., is an independent consulting geologist and a "qualified person" for the purposes of National Instrument 43-101, and is the author responsible for the preparation of the Pimenta Bueno Technical Report dated December 23, 2005 as amended on March 10, 2006, entitled "Technical Report on the Pimenta Bueno Project, Brazil" and the report entitled "Technical Report on the Brauna Property" dated March 20, 2006.

The technical report on Elkedra's Chapada Project incorporated by reference in this Offer and Circular has been incorporated upon the authority of Boris S. Karpoff, P. Eng. and Chester M. Moore, P. Eng. of Scott Wilson Roscoe Postle Associates Inc. are independent consulting engineers and "qualified persons" for the purposes of National Instrument 43-101, and are the authors responsible for the preparation of the Chapada Technical Report dated August 31, 2007, entitled "Technicial Report on Chapada Alluvial Diamond Project, Mato Grosso State, Brazil".

The technical report on Vaaldiam's Duas Barras Project incorporated by reference in this Offer and Circular has been incorporated upon the authority of Richard H. T. Garnett, PhD., C.Eng. and Paul Joseph Daigle, P. Geo., each of whom is a "qualified person" for the purposes of National Instrument 43-101, and are the authors responsible for the Duas Barras Technical Report dated March 30, 2007, entitled "Techncial Report on Duas Barras Project, Brazil (revised)".

27. Legal Matters

Certain legal matters relating to the Offer and to the Vaaldiam Shares to be distributed pursuant to the Offer will be reviewed by Fogler, Rubinoff LLP and Robertson Stromberg Pedersen LLP. As of the date hereof, the partners and associates of Fogler, Rubinoff LLP as a group, and the partners and associates of Robertson Stromberg Pedersen LLP as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding Vaaldiam Shares.

AUDITORS' CONSENT

We have read the Offer and Circular of Vaaldiam Resources Ltd. (**"Vaaldiam"**) dated November 7, 2007 relating to the Offer by Vaaldiam to purchase all of the outstanding common shares of Great Western Diamonds Corp. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Offer and Circular of our report to the shareholders of Vaaldiam on the consolidated balance sheet of Vaaldiam as at December 31, 2006 and the consolidated statements of loss and deficit and cash flows for the year ended December 31, 2006. Our report is dated March 16, 2007.

Toronto, Ontario
November 7, 2007

(signed) "*Ernst & Young LLP*"
Chartered Accountants
Licensed Public Accountants

CONSENT OF AUDITOR

We have read the Offer and Circular of Vaaldiam Resources Ltd. (**"Vaaldiam"**) dated November 7, 2007 relating to the Offer by Vaaldiam to purchase all of the outstanding common shares of Great Western Diamonds Corp. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Offer and Circular of our reports to the shareholders of Vaaldiam on the consolidated balance sheet of Vaaldiam as at December 31, 2005 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2005 and 2004. Our report is dated March 31, 2006.

(signed) Kraft Berger LLP
Chartered Accountants

Toronto, Ontario

November 7, 2007

CONSENTS OF COUNSEL

To the Directors of

VAALDIAM RESOURCES LTD.

We hereby consent to the references to our name contained under the heading "Legal Matters" and to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the Offer and Circular dated November 7, 2007 made by Vaaldiam Resources Ltd. to the holders of common shares of Great Western Diamonds Corp.

(signed) Fogler, Rubinoff LLP

Toronto, Ontario

November 7, 2007

To the Directors of

VAALDIAM RESOURCES LTD.

We hereby consent to the references to our name contained under the heading "Legal Matters" in the Offer and Circular dated November 7, 2007 made by Vaaldiam Resources Ltd. to the holders of common shares of Great Western Diamonds Corp.

(signed) Robertson Stromberg Pedersen LLP

Saskatoon, Saskatchewan

November 7, 2007

CONSENT OF WELLINGTON WEST CAPITAL MARKETS INC.

We hereby consent to the references to the opinion dated June 27, 2007 of our firm in the Offer and Circular dated November 7, 2007 made by Vaaldiam Resources Ltd. to the holders of common shares of Great Western Diamonds Corp. under the captions "Recommendation of the Board of Directors of Great Western" and "Wellington West Fairness Opinion" and to the inclusion of the foregoing opinion in its entirety in the Offer and Circular. In providing such consent we do not intend that any person other than the board of directors of Great Western Diamonds Corp. rely upon such opinion.

(signed) Wellington West Capital Markets Inc.

Toronto, Ontario

November 7, 2007

CONSENT OF EXPERT

I, Timothy L. Maunula, B.Sc., P.Geo., hereby confirm that I have read the Offer and Circular of Vaaldiam Resources Ltd. ("**Vaaldiam**") furnished with Vaaldiam's offer dated November 7, 2007 to purchase all of the outstanding common shares of Great Western Diamonds Corp.

I hereby consent to the use of my name in connection with references to my involvement in the preparation of the technical reports entitled:

(a) "Technical Report on the Pimenta Bueno Project, Brazil" dated December 23, 2005, as amended on March 10, 2006 (the "**Pimenta Bueno Technical Report**"); and

(b) "Technical Report on the Brauna Property" dated March 20, 2006 (the "**Brauna Technical Report**"),

and to references to the Pimenta Bueno Technical Report and the Brauna Technical Report, or portions thereof, in the Offer and Circular and to the inclusion and incorporation by reference of information derived from the Pimenta Bueno Technical Report and the Brauna Technical Report in the Offer and Circular.

I also hereby confirm that I have read Vaaldiam's Renewal Annual Information Form dated March 22, 2007 (the "**AIF**") and that I have no reason to believe there are any misrepresentations in the information contained in the Offer and Circular or the AIF that are derived from the Pimenta Bueno Technical Report or the Brauna Technical Report or that is within my knowledge as a result of the services that I have performed in connection with the Pimenta Bueno Technical Report or the Brauna Technical Report.

(signed) Timothy L. Maunula

November 7, 2007

Toronto, Ontario

CONSENT OF EXPERT

I, Paul Joseph Daigle, P. Geo., hereby confirm that I have read the Offer and Circular of Vaaldiam Resources Ltd. (**"Vaaldiam"**) furnished with Vaaldiam's offer dated November 7, 2007 to purchase all of the outstanding common shares of Great Western Diamonds Corp.

I hereby consent to the use of my name in connection with references to my involvement in the preparation of the technical report entitled "Technical Report on the Duas Barras Project, Brazil (revised)" dated March 30, 2007 (the **"Duas Barras Technical Report"**), and to references to the Duas Barras Technical Report, or portions thereof, in the Offer and Circular and to the inclusion and incorporation by reference of information derived from the Duas Barras Technical Report in the Offer and Circular.

(signed) Paul Joseph Daigle

November 7, 2007

Toronto, Ontario

CONSENT OF EXPERT

I, Richard H. T. Garnett, PhD., C.Eng., hereby confirm that I have read the Offer and Circular of Vaaldiam Resources Ltd. ("**Vaaldiam**") furnished with Vaaldiam's offer dated November 7, 2007 to purchase all of the outstanding common shares of Great Western Diamonds Corp.

I hereby consent to the use of my name in connection with references to my involvement in the preparation of the technical report entitled "Technical Report on the Duas Barras Project, Brazil (revised)" dated March 30, 2007 (the "**Duas Barras Technical Report**"), and to references to the Duas Barras Technical Report, or portions thereof, in the Offer and Circular and to the inclusion and incorporation by reference of information derived from the Duas Barras Technical Report in the Offer and Circular.

(signed) Richard H. T. Garnett

November 7, 2007

Oakville, Ontario

CONSENT OF EXPERT

I, Boris S. Karpoff, P. Eng., hereby confirm that I have read the Offer and Circular of Vaaldiam Resources Ltd. ("**Vaaldiam**") furnished with Vaaldiam's offer dated November 7, 2007 to purchase all of the outstanding common shares of Great Western Diamonds Corp.

I hereby consent to the use of my name in connection with references to my involvement in the preparation of the technical report entitled "Technical Report on the Chapada Alluvial Diamond Project, Mato Grosso State, Brazil" dated August 31, 2007 (the "**Chapada Technical Report**"), and to references to the Chapada Technical Report, or portions thereof, in the Offer and Circular and to the inclusion and incorporation by reference of information derived from the Chapada Technical Report in the Offer and Circular.

(signed) Boris S. Karpoff

November 7, 2007

Toronto, Ontario

CONSENT OF EXPERT

I, Chester M. Moore, P. Eng., hereby confirm that I have read the Offer and Circular of Vaaldiam Resources Ltd. (**"Vaaldiam"**) furnished with Vaaldiam's offer dated November 7, 2007 to purchase all of the outstanding common shares of Great Western Diamonds Corp.

I hereby consent to the use of my name in connection with references to my involvement in the preparation of the technical report entitled "Technical Report on the Chapada Alluvial Diamond Project, Mato Grosso State, Brazil" dated August 31, 2007 (the **"Chapada Technical Report"**), and to references to the Chapada Technical Report, or portions thereof, in the Offer and Circular and to the inclusion and incorporation by reference of information derived from the Chapada Technical Report in the Offer and Circular.

(signed) Chester M. Moore

November 7, 2007

Toronto, Ontario

APPROVAL AND CERTIFICATE OF VAALDIAM RESOURCES LTD.

The contents of the Offer and Circular, together with the Annexes included therein, have been approved by, and the sending, communication or delivery thereof to the Shareholders has been authorized by, the board of directors of Vaaldiam Resources Ltd. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer or the securities to be distributed hereunder.

Dated: November 7, 2007.

(signed) KENNETH JOHNSON
President and Chief Executive Officer

(signed) ROBERT YEOMAN
Chief Financial Officer

On behalf of the board of directors

(signed) PETER BOJTOS
Director

(signed) ROBERT LORD
Director

Annex A (Vaaldiam/Elkedra/Great Western Pro Forma Consolidated Financial Statements)


VAALDIAM
Resources Limited

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT JUNE 30, 2007 AND FOR THE SIX MONTHS THEN ENDED
AND FOR THE YEAR ENDED DECEMBER 31, 2006
(UNAUDITED)

55 University Avenue
11th Floor, Suite 1105
Toronto, Ontario
M5J 2H7

T: 416-363-6927
F: 416-363-2564

PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2007

(EXPRESSED IN CANADIAN $ UNLESS OTHERWISE INDICATED)
(UNAUDITED)

	Vaaldiam Resources Ltd.	Elkedra Diamonds NL	Great Western Diamonds Corp.	Pro forma adjustments	Note	Pro forma Vaaldiam Resources Ltd. (Consolidated)
ASSETS						
Current Assets						
Cash and cash equivalents	$ 2,669,799	$ 1,823,621	$ 1,339,416	(263,188)	5	$ 32,037,890
				24,492,678	3	
				1,998,094	7,8	
				(22,530)	8	
Restricted cash	184,606	-	-			184,606
Sundry receivables and prepayments	242,349	31,923	1,788,717			2,062,989
Due from related party			36,596			36,596
Inventories	-	208,150	-			208,150
Investments accounted for using equity	-	5,150,398	-	(5,150,398)	4	-
Total Current Assets	3,096,754	7,214,092	3,164,729			34,530,231
Non-Current Assets						
Other receivables	114,760	14,447	-			129,207
Property, plant and equipment	1,312,013	9,630,508	118,227			11,060,748
Assets under construction	1,702,778	-	-			1 702,778
Exploration properties	18,010,072	7,321,520	34,937,615	58,549,345	5	131,335,631
				12,517,079	8	
Financial assets	444,445	-	-	(444,445)	8	-
Total Non-Current Assets	21,584,068	16,996,475	35,055,842			144,228,364
TOTAL ASSETS	24,680,822	24,180,567	38,220,571			178,758,595
LIABILITIES						
Current Liabilities						
Accounts payable and accrued liabilities	669,033	937,361	265,110			1,871,504
Short-term borrowings	-	2,880,544	-			2,880,544
Total Current Liabilities	669,033	3,817,905	265,110			4,752,048
Non-Current Liabilities						
Long-term borrowings	-	4,514,655	-			4,514,655
Future income taxes	1,880,714	-	8,179,560	18,493,183	5	31,514,418
				2,960,961	8	
Total Non-Current Liabilities	1,880,714	4,514,655	8,179,560			36,029,073
TOTAL LIABILITIES	2,549,747	8,332,560	8,444,670			40,781,121
NET ASSETS	$ 22,131,075	$ 15,848,007	$ 29,775,901			$ 137,977,474
EQUITY	$ 22,131,075	$ 15,848,007	$ 29,775,901	(15,848,007)	4, 5	$ 137,977,474
				(29,775,901)	8	
				24,492,678	3	
				50,490,583	5	
				40,863,138	8	
NET EQUITY	$ 22,131,075	$ 15,848,007	$ 29,775,901			$ 137,977,474

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2007

(EXPRESSED IN CANADIAN $ UNLESS OTHERWISE INDICATED)
(UNAUDITED)

	Vaaldiam Resources Ltd.	Elkedra Diamonds NL	Great Western Diamonds Corp.	Pro forma adjustments	Note	Pro forma Vaaldiam Resources Ltd. (Consolidated)
Revenue from sale of product	$ -	$ 5,411,647	$ -			$ 5,411,647
Cost of Sales	-	7,484,821	-			7,484,821
Gross Loss	-	(2,073,174)	-			(2,073,174)
Corporate and general	1,028,204	2,323,640	1,318,653			4,670,497
Amortization	117,458	142,283	13,856			273,597
Stock-based compensation	1,495,325	62,961	524,693	(587,654)	5,8	1,495,325
Finance costs	-	460,046	-			460,046
Write-off of exploration properties	1,640,025	-	-			1,640,025
Share of net losses of associates		40,878		(40,878)	4	-
Foreign exchange (gain)/loss	2,959	(25,691)	-	952,211	5	929,479
Total expenses	4,283,971	3,004,117	1,857,202			9,468,969
Less: interest income	137,082	176,722	44,966			358,770
Net expenses	4,146,889	2,827,395	1,812,236			9,110,199
Loss before income taxes	(4,146,889)	(4,900,569)	(1,812,236)			(11,183,373)
Income tax recovery	-	-	(32,731)			(32,731)
Net loss before minority interest	(4,146,889)	(4,900,569)	(1,844,967)			(11,216,104)
Minority interest	(598)	-	-			(598)
Net loss for the period	(4,147,487)	(4,900,569)	(1,844,967)			(11,216,702)
Loss per common share						
- Basic	$ 0.05					$ 0.06
Weighted average number of common shares						
- Basic	82,632,586			29,250,000	3	197,366,726
				48,391,830	5	
				37,092,310	8	

Pro Forma Consolidated Statements of Operations
For the year ended December 31, 2006

(Expressed in Canadian $ unless otherwise indicated)
(Unaudited)

	Vaaldiam Resources Ltd.	Elkedra Diamonds NL	Great Western Diamonds Corp.	Pro forma adjustments	Note	Pro forma Vaaldiam Resources Ltd.
Revenue from sale of product	$ -	$ 3,836,532	$ -			$ 3,836,532
Cost of Sales	-	4,103,630	-			4,103,630
Gross Loss	-	(267,098)	-			(267,098)
Corporate and general	1,453,089	3,226,879	1,286,323			5,966,291
Amortization	167,758	186,401	10,169			364,328
Stock-based compensation	1,418,100	1,371,469	435,960	(1,807,429)	5,8	1,418,100
Finance costs	-	420,763	-			420,763
Write-off of exploration properties	1,165,678	132,500	-			1,298,178
Foreign exchange gain/loss	16,068	(53,437)	-	290,441	5	253,072
Total expenses	4,220,693	5,284,575	1,732,452			9,720,732
Less: interest income	523,464	164,419	74,565			762,448
Net expenses	3,697,229	5,120,156	1,657,887			8,958,284
Loss before income taxes	(3,697,229)	(5,387,254)	(1,657,887)			(9,225,382)
Income tax recovery	180,600	-	796,092			976,692
Net loss before minority interest	(3,516,629)	(5,387,254)	(861,795)			(8,248,690)
Minority interest	(877)	-	-			(877)
Net loss for the period	(3,517,506)	(5,387,254)	(861,795)			(8,249,567)
Loss per common share						
- Basic	$ 0.04					$ 0.04
Weighted average number of common shares						
- Basic	79,188,040			29,250,000	3	193,922,180
				48,391,830	5	
				37,092,310	8	

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

(EXPRESSED IN CANADIAN $ UNLESS OTHERWISE INDICATED)
(UNAUDITED)

1. BASIS OF PRESENTATION

The accompanying pro forma consolidated financial statements of Vaaldiam Resources Ltd. ("Vaaldiam") as at June 30, 2007 have been prepared by the management of Vaaldiam after giving effect to the proposed combination of Vaaldiam, Elkedra Diamonds NL ("Elkedra"), and Great Western Diamonds Corp. ("Great Western") and the related transactions on the basis of assumptions as described in notes 2 to 8 below.

The pro forma consolidated financial statements of Vaaldiam have been derived from the following:

- the audited consolidated financial statements of Vaaldiam for the year ended December 31, 2006;
- the unaudited interim consolidated financial statements of Vaaldiam as at and for the six months ended June 30, 2007;
- the audited consolidated financial statements of Elkedra as at June 30, 2007 and for the years ended June 30, 2006 and 2007;
- the unaudited interim consolidated financial statements of Elkedra for the six months ended December 31, 2006 and 2005;
- the audited consolidated financial statements of Great Western for the year ended December 31, 2006; and
- the unaudited interim consolidated financial statements of Great Western as at and for the six months ended June 30, 2007.

The pro forma consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing Vaaldiam's audited consolidated financial statements for the year ended December 31, 2006 in accordance with Canadian generally accepted accounting principles ("CGAAP").

The pro forma consolidated financial statements should be read in conjunction with the description of the transaction in the Circular and the financial statements, together with notes thereon, that are included or incorporated by reference, as the case may be, in the Circular or available at www.sedar.com.

The pro forma consolidated balance sheet has been prepared assuming that the acquisitions of Elkedra and Great Western and related transactions occurred as at June 30, 2007, while the pro forma consolidated statements of operations have been prepared assuming that the acquisitions and related transactions occurred as at January 1, 2006.

In the opinion of the management of Vaaldiam, these pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the acquisitions and transactions described in notes 2 to 8 below in accordance with CGAAP. These pro formas have been prepared for illustrative purposes only and may not be indicative of the combined entities' financial position or results of operations that would have resulted had the relevant transactions taken place at the date referred to above.

2. ACQUISITION OF ELKEDRA

Vaaldiam and Elkedra signed a Merger Implementation Deed dated July 4, 2007, whereby Vaaldiam and Elkedra agreed to merge (the "Acquisition") by means of a Scheme of Arrangement (the "Scheme"). Under the Scheme, each Elkedra shareholder was entitled to receive 0.52 of a Vaaldiam common share for each Elkedra ordinary share. On October 29, 2007, shareholder approval was obtained, and court approval was subsequently obtained on November 1, 2007.

3. PRIVATE PLACEMENT FINANCING

On July 19, 2007, Vaaldiam entered into an agreement with a syndicate of underwriters (collectively, the "Underwriters"), to purchase, on an underwritten private placement basis (the "Offering"), 29,500,000 subscription receipts (the "Subscription Receipts") for gross proceeds to Vaaldiam of $26,550,000. The terms were subsequently revised on August 8, 2007 to reflect an offering of 29,250,000 Subscription Receipts for aggregate gross proceeds to Vaaldiam of $26,325,000. Each Subscription Receipt can be exercised for one unit of Vaaldiam (each a "Unit"). Each Unit is comprised of one common share of Vaaldiam and one-half of one common share purchase warrant (each an "Underlying Warrant"). Each Underlying Warrant can be exchanged for one additional common share of Vaaldiam at an exercise price of $1.20 per share and expires on August 15, 2009.

The Underwriting Agreement provided for Vaaldiam to pay the Underwriters a commission of 6% of the gross proceeds. Vaaldiam issued to the Underwriters 1,755,000 warrants ("Broker Warrants"), whereby each Broker Warrant is exercisable to acquire one Unit of Vaaldiam at a price of $0.90 and expires on February 15, 2009.

(EXPRESSED IN CANADIAN $ UNLESS OTHERWISE INDICATED)

The pro forma consolidated financial statements reflect the effect of Vaaldiam's private placement that was completed in August 2007 for net proceeds of $24,492,678.

4. IN SPECIE DISTRIBUTION OF ASSOCIATE COMPANY BY ELKEDRA

On March 3, 2007, Uramet Minerals Limited ("Uramet") was registered as a wholly owned subsidiary of Elkedra, with Elkdera holding 25,000,000 ordinary shares. On April 13, 2007, Elkedra entered into a Mineral Rights Deed with Uramet to spin off its uranium and base metal properties in Australia to Uramet. On May 2, 2007, Uramet filed a prospectus for an Initial Public Offering of 35,000,000 ordinary shares, which closed on June 6, 2007. In the related prospectus, Elkedra indicated that, subject to obtaining the necessary shareholder and regulatory approvals, Elkedra will distribute its shares in Uramet in specie to the existing Elkedra shareholders within 12 months of Uramet's listing on the ASX. On June 15, 2007, Uramet was admitted to the Official List of the ASX and commenced to trade on the ASX on June 19, 2007.

On June 30, 2007, Elkedra held 25,000,000 Uramet shares (the "In Specie Shares"), representing 38.46% of the Uramet shares on issue. At a shareholders' meeting held on August 17, 2007, resolutions were passed to distribute the In Specie Shares to shareholders on a pro-rata basis by way of a reduction of Elkedra's share capital. The In Specie distribution took place on September 10, 2007, prior to the Acquisition by Vaaldiam. As a result, the carrying value of the investment at June 30, 2007, amounting to $5,150,398, was assumed to not be included in the net assets acquired (see note 5). This is equivalent to an amount of A$0.0444 per Elkedra share.

5. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS RELATED TO THE ELKEDRA ACQUISITION

Based on Vaaldiam's closing price of $0.87 on June 30, 2007, and assuming 106,966,910 Elkedra ordinary shares outstanding on the same date, Vaaldiam will issue approximately 55,622,793 common shares valued at $48,391,830 to Elkedra shareholders.

The Acquisition has been accounted for using the purchase method of accounting and is summarized below:

Issuance of 55,622,793 Vaaldiam shares	$	48,391,830
Issuance of 6,309,334 Vaaldiam options		2,098,753
Transaction costs (estimated)		775,000
Purchase Price	$	51,265,583

The preliminary allocation of the purchase price to the net assets acquired is as follows:

Current assets	$	2,575,506
Property, plant and equipment		75,515,820
		78,091,326
Less: current liabilities		3,817,905
Less: long-term liabilities		4,514,655
Less: future income tax liabilities		18,493,183
Fair value of net assets acquired	$	51,265,583

It has been assumed for the purposes of the pro forma consolidated financial statements that all of Elkedra's outstanding stock options and warrants that were in the money as at June 30, 2007 and did not expire at August 31, 2007 were considered exercised as at that date for total proceeds of A$566,834 (equivalent to $511,812), while those that were out of money and not expired were issued Vaaldiam options with an assumed fair value for accounting purposes of $2,098,753. All existing options were assumed vested at the time of issue of the replacement options.

The above purchase price allocation has been made on a preliminary basis. The determination of the purchase price will be based upon the fair value of the assets purchased and the liabilities assumed at the effective date of the acquisition and other information available at that date and the determination of certain tax values of those net assets. Accordingly, the actual amounts for each of the assets and liabilities acquired may differ from the pro forma amounts, and the variations may be material.

(EXPRESSED IN CANADIAN $ UNLESS OTHERWISE INDICATED)

6 ELKEDRA STATEMENT OF OPERATIONS

To present the pro forma consolidated statement of operations for the six months ended June 30, 2007, management has used Elkedra's consolidated statement of operations for the year ended June 30, 2007 and subtracted the activities for the six months ended December 31, 2006.

	Year ended June 30, 2007	Six months ended December 31, 2006	Six months ended June 30, 2007
Revenue from sale of product	$ 9,248,179	$ 3,836,532	$ 5,411,647
Cost of Sales	11,588,451	4,103,630	7,484,821
Gross Loss	(2,340,272)	(267,098)	(2,073,174)
Corporate and general	4,471,984	2,148,344	2,323,640
Amortization	266,491	124,208	142,283
Stock-based compensation	62,961	-	62,961
Finance costs	911,282	451,236	460,046
Write-off of exploration properties	-	-	-
Share of net losses of associates	40,878	-	40,878
Foreign exchange (gain)/loss	(154)	25,537	(25,691)
Total expenses	5,753,442	2,749,325	3,004,117
Less: interest income	215,456	38,734	176,722
Net expenses	5,537,986	2,710,591	2,827,395
Loss before income taxes	(7,878,258)	(2,977,689)	(4,900,569)
Income tax recovery	-	-	-
Net loss before minority interest	(7,878,258)	(2,977,689)	(4,900,569)
Minority interest	-	-	-
Net loss for the period	(7,878,258)	(2,977,689)	(4,900,569)

To present the pro forma consolidated statements of operations for the year ended December 31, 2006, management has used Elkedra's consolidated statement of operations for the year ended June 30, 2006, subtracted the activities for the six months ended December 31, 2005 and added the activities for the six months ended December 31, 2006.

	Year ended June 30, 2006	Six months ended December 31, 2005	Six months ended December 31, 2006	Year ended December 31, 2006
Revenue from sale of product	$ -	$ -	$ 3,836,532	$ 3,836,532
Cost of Sales	-	-	4,103,630	4,103,630
Gross Loss	-	-	(267,098)	(267,098)
Corporate and general	2,234,534	1,155,999	2,148,344	3,226,879
Amortization	105,617	43,424	124,208	186,401
Stock-based compensation	1,371,469	-	-	1,371,469
Finance costs	240,102	270,575	451,236	420,763
Write-off of exploration properties	132,500	-	-	132,500
Share of net losses of associates	-	-	-	-
Foreign exchange (gain)/loss	(39,136)	39,838	25,537	(53,437)
Total expenses	4,045,086	1,509,836	2,749,325	5,284,575
Less: interest income	393,621	267,936	38,734	164,419
Net expenses	3,651,465	1,241,900	2,710,591	5,120,156
Loss before income taxes	(3,651,465)	(1,241,900)	(2,977,689)	(5,387,254)
Income tax recovery	-	-	-	-
Net loss before minority interest	(3,651,465)	(1,241,900)	(2,977,689)	(5,387,254)
Minority interest	-	-	-	-
Net loss for the period	(3,651,465)	(1,241,900)	(2,977,689)	(5,387,254)

(EXPRESSED IN CANADIAN $ UNLESS OTHERWISE INDICATED)

7. ACQUISITION OF GREAT WESTERN

Vaaldiam and Great Western signed a support agreement dated July 3, 2007, whereby Vaaldiam and Great Western agreed to merge (the "Great Western Acquisition"). Pursuant to the support agreement, each Great Western shareholder (other than Vaaldiam and its affiliates) will be entitled to receive 0.45 of a Vaaldiam common share for each Great Western common share. The Great Western Acquisition is subject to a number of conditions, including the closing of the Elkedra Acquisition, absence of adverse material changes and the receipt of all necessary regulatory approvals, and the number of Great Western shares deposited under the Great Western Offer shall constitute not less than 66 2/3% of the outstanding Great Western shares on a fully diluted basis. There is no assurance that the Acquisition will be completed as proposed.

On August 16, 2007, Great Western closed a private placement and issued 4,885,000 flow-through common shares at a price of $0.45 per flow-through share. 293,100 broker warrants were issued, each entitling the holder to purchase one Great Western common share at $0.45 per share any time up to August 16, 2009.

8. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS RELATED TO THE GREAT WESTERN ACQUISITION

Based on Vaaldiam's closing price of C$0.87 on June 30, 2007, and assuming 94,744,087 Great Western common shares outstanding on the same date, other than those already owned by Vaaldiam, Vaaldiam will issue approximately 42,634,839 common shares valued at $37,092,310 to Great Western shareholders.

The Acquisition has been accounted for using the purchase method of accounting and is summarized below:

Issuance of 42,634,839 Vaaldiam shares	$	37,092,310
Great Western shares previously acquired for cash		500,000
Issuance of 15,678,531 Vaaldiam options and warrants		3,215,273
Transaction costs (estimated)		775,000
Purchase Price	$	41,582,583

The preliminary allocation of the purchase price to the net assets acquired is as follows:

Current assets	$	5,915,293
Property, plant and equipment		47,072,921
		52,988,214
Less: current liabilities		(265,110)
Less: future income tax liability		(11,140,521)
Fair value of net assets acquired	$	41,582,583

It has been assumed for the purposes of the pro forma consolidated balance sheet that all of Great Western's outstanding stock options and warrants that were in the money as at 30 June 2007 were considered exercised as at that date for total proceeds of $752,470, while those that were out of money were issued Vaaldiam options and with an assumed fair value for accounting purposes of $3,215,273.

The above purchase price allocation has been made on a preliminary basis. The determination of the purchase price will be based upon the fair value of the assets purchased and the liabilities assumed at the effective date of the acquisition and other information available at that date and the determination of certain tax values of those net assets. Accordingly, the actual amounts for each of the assets and liabilities acquired may differ from the pro forma amounts, and the variations may be material.

Annex B (Certain Information Regarding the Directors and Executive Officers of Vaaldiam)

The name, province or state, country of residence, position or office held with Vaaldiam and principal occupation during the past five years of each director and executive officer of Vaaldiam are described below:

Name and Address	Official Position Held	Previous Service as a Director	Principal Occupation During Past Five Years
Alan Lee Barker Whitby, Ontario Canada	Director	Since November 1987	Since June 2002, Mr. Barker has been President of Sparton Resources Ltd. From June 2000 until June 2002, Mr. Barker was a mining consultant.
Antenor Silva Jr. São Paulo, SP Brazil	Director	Since November 2003	Yamana Gold Inc. President and Chief Operating Officer since July 2003. President of Santa Elina Mines Corporation prior to July 2003.
Frances Kwong Toronto, Ontario Canada	Controller	N/A	Chartered Accountant (England & Wales). Since April 2006 Controller of Vaaldiam prior to which she was co-founder and Vice-President of The Gateway to Knowledge Inc., a publisher of school books, since 1996.
José Ricardo Thibes Pisani Sete Lagoas, Minas Gerais, Brazil	Vice President, Exploration	N/A	Since August 2005, Vice President, Exploration of Vaaldiam. From October 2004 to August 2005, Project Manager, Vaaldiam Resources Ltd. Prior thereto Project Manager, De Beers Consolidated Mines Limited
Juvenal Mesquita Filho Sao Paulo, SP Brazil	Director	Since November 2003	Director of Santa Elina Mines Corporation since 1991. President of Mineração Santa Elina S/A since 1994.
Kenneth Johnson Oakville, Ontario Canada	President, Chief Executive Officer and Director	Since August 1997	Vaaldiam Resources Ltd. President and CEO since August 1997.
Peter Bojtos Lakewood, Colorado U.S.A.	Director	Since November 1996	During the past five years, Mr. Bojtos has been a professional engineer and a director of various companies.
Peter Marrone Toronto, Ontario Canada	Chairman of the Board and Director	Since November 2003	Chairman and CEO of Yamana Gold Inc. since July 2003, prior to which he was Executive Vice President and Managing Director, Investment Banking at Canaccord Capital Corporation since 2001.
Robert Lord Toronto, Ontario Canada	Director	Since June 2006	Chartered Accountant and President of Captaur Investments Limited.
Robert Yeoman Toronto, Ontario Canada	Vice President, Chief Financial Officer and Corporate Secretary	N/A	Vaaldiam Resources Ltd. Vice President, Chief Financial Officer and Corporate Secretary since June 2000.

Annex C (Wellington West Fairness Opinion)



Wellington West Capital Markets Inc
145 King St W, Suite 700
Toronto, Ontario M5H 1J8
Tel: (416) 642-1900
Fax: (416) 642-1910 – Investment Banking
Fax: (416) 642-1354 – Capital Markets

June 27, 2007

The Board of Directors
Great Western Diamonds Corp.
226 Cardinal Crescent
Saskatoon, SK S7L 6H8

To the Board of Directors:

We, Wellington West Capital Markets Inc. ("Wellington West"), understand that Great Western Diamonds Corp. ("GWD") has entered into a letter of intent dated June 11, 2007 (the "LOI") with Vaaldiam Resources Ltd. ("Vaaldiam") regarding a possible offer by Vaaldiam for all of the issued and outstanding common shares of GWD (the "Transaction"). Under the proposed terms of the Transaction, Vaaldiam will issue to the shareholders of GWD 0.4500 of a common share in the capital of Vaaldiam in exchange for each common share of GWD. The LOI further contemplates that the Transaction would be completed concurrently with an acquisition by Vaaldiam of all of the issued and outstanding common shares of Elkedra Diamonds NL ("Elkedra") for a purchase price to be satisfied by the issuance of 0.5200 common shares of Vaaldiam for each share of Elkedra (together with the Transaction, the "Transactions").

The Board of Directors of GWD (the "Board") has retained Wellington West to provide an opinion, in customary form, to the Board (the "Fairness Opinion") as to the fairness of the consideration to be received under the Transaction, from a financial point of view, to the shareholders of GWD.

ENGAGEMENT

GWD initially contacted Wellington West regarding a potential advisory assignment on May 14, 2007, and Wellington West was formally engaged by GWD through an agreement between GWD and Wellington West (the "Engagement Agreement") dated as of June 21, 2007 pursuant to which Wellington West would act as financial advisor to GWD in respect of the Transaction and provide the Board with the Fairness Opinion. The terms of the Engagement Agreement provide that Wellington West is to be paid a fee for its advisory services and a fee for rendering the Fairness Opinion. In addition, Wellington West is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by GWD in certain circumstances. The fees payable to Wellington West for rendering the Fairness Opinion are not contingent in whole or in part upon the completion of the Transactions or on the conclusions reached in the Fairness Opinion.

We understand that the Transaction is not subject to the formal valuation requirements under the applicable policies of corporate or securities regulatory authorities. Accordingly, we have not been engaged to complete a formal valuation of any of GWD, Vaaldiam, Elkedra, or any of their principal assets; however, Wellington West conducted such analyses, investigation, research, and testing of assumptions as it considered to be relevant and necessary in the preparation of this Fairness Opinion.

The Fairness Opinion has been prepared in accordance with disclosure standards for fairness opinions of the Investment Dealers Association of Canada but the Investment Dealers Association has not been involved in the preparation or review of this Fairness Opinion.

CREDENTIALS OF WELLINGTON WEST CAPITAL MARKETS INC.

Wellington West is one of Canada's leading independent investment banking firms and provides services in corporate finance, equity sales and trading, and investment research. The Fairness Opinion expressed herein represents the opinion of Wellington West and the form and content herein have been approved for release by the executive committee of Wellington West, the members of which are experienced in merger, acquisition, divestiture, valuation, fairness opinion, and capital market matters.

Wellington West is not an insider, associate, or affiliate of GWD, Vaaldiam or Elkedra and is not an advisor to any person or company other than GWD with respect to the Transactions. Wellington West may, in the course of its business, provide financial advisory or investment banking services to GWD, Vaaldiam, Elkedra, or any of their respective affiliates from time to time.

Wellington West acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of GWD, Vaaldiam, Elkedra or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Wellington West conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to GWD, Vaaldiam, Elkedra, or the Transactions.

SCOPE OF REVIEW

In connection with our Fairness Opinion, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy of), or carried out, among other things, the following:

i. The LOI dated June 11, 2007;

ii. The draft letter of intent from Vaaldiam to GWD dated May 25, 2007;

iii. Audited financial statements of GWD for the years ended December 31, 2005 through 2007; unaudited quarterly financial statements for the first quarter ended March 31, 2007;

iv. Audited financial statements of Vaaldiam for the years ended December 31, 2005 through 2007; unaudited quarterly financial statements for the first quarter ended March 31, 2007;

v. Audited financial statements of Elkedra for the years ended June 30, 2005 and 2006, for the half years ended December 31, 2005 and 2006; unaudited quarterly financial statements for the third quarter ended March 31, 2007;

vi. Management Information Circular of Great Western Diamonds Corp. dated May 3, 2007;

vii. Short Form Prospectus of Great Western Diamonds Corp. dated December 12, 2006;

viii. Form 51-102F4 Rondonia Diamond Property Business Acquisition Report Dated March 30, 2007;

ix. *Technical Report on the Rondonia Diamond Project, Rondonia State, Brazil* prepared by William E. Roscoe, Ph.D., P. Eng., Scott Wilson Roscoe Postle Associates Inc., February 16, 2007;

x. *Technical Report on the Properties of Great Western Diamonds Corp.* prepared by Ivan Young, P.Geo., September 18, 2006;

xi. *Technical Report on the Candle Lake Diamond Project.* prepared by Dan Studer, P.Geo., August 8, 2005;

xii. May 2007 Corporate Presentation of GWD;

xiii. *Technical Report – Duas Barras Diamond Project, Brazil* prepared by Paul J. Daigle, P.Geo, March 30, 2007;

xiv. *Technical Report on the Pimenta Bueno Project, Brazil* prepared by Tim Maunula, P.Geo, Wardrop, March 10, 2006;

xv. Vaaldiam Annual Report, 2006;

xvi. Vaaldiam Management Information Circular dated June 14, 2007;

xvii. June 14, 2007 Annual General Meeting Presentation of Vaaldiam;

xviii. Research report on Vaaldiam prepared by Brian Christie, National Bank Financial dated February 16, 2007; Research report prepared by Matthew O'Keefe, Westwind Partners dated June 1, 2007; Research report prepared by Catherine Gignac, Wellington West dated June 25, 2007;

xix. Elkedra Diamonds NL - Placing and Admission to AIM Report, August 2004;

xx. *Independent Consulting Geologist's Report on the Chapada Alluvial Diamond Project in Mato Grosso State, Brazil* prepared by Hugh Durey, B.Sc Geol, FAusIMM, CP (Geol), Hugh Durey & Associates, June 29, 2004;

xxi. *Independent Consulting Geologist's Report on the Altjawarra Project, Northern Territory and Queensland State, Australia* prepared by Hugh Durey, B.Sc Geol, FAusIMM, CP (Geol), Hugh Durey & Associates, June 29, 2004;

xxii. Filings on the System for Electronic Disclosure by Insiders (SEDI) for GWD and Vaaldiam;

xxiii. Corporate websites of GWD, Vaaldiam and Elkedra;

xxiv. Press releases for GWD, Vaaldiam and Elkedra since January 8, 2002;

xxv. Public information relating to the business, operations, financial performance and stock trading history of GWD, Vaaldiam, Elkedra and other selected public companies considered by us to be relevant;

xxvi. Public information with respect to other transactions of a comparable nature considered by us to be relevant;

xxvii. Public information regarding the industries in which GWD, Vaaldiam and Elkedra operate;

xxviii. Representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of GWD as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

xxix. Such other corporate, industry and financial market information, investigations and analyses as Wellington West considered necessary or appropriate in the circumstances.

Wellington West has not, to the best of its knowledge, been denied access by GWD to any information requested by Wellington West. Wellington west did not meet with the auditors of GWD and has assumed the accuracy and fair presentation of the audited financial statements of GWD and the reports of the auditors thereon.

ASSUMPTIONS AND LIMITATIONS

Wellington West has not been asked to prepare and has not prepared a formal valuation or appraisal of the securities or assets of any of GWD, Vaaldiam and Elkedra, or any of their respective associates or affiliates, and this opinion should not be construed as such. We have, however, conducted such analyses, investigation, research, and testing of assumptions as we considered necessary in the preparation of this Fairness Opinion. In addition, this Fairness Opinion is not, and should not be construed as, advice as to the price at which securities of GWD, Vaaldiam or Elkedra, after giving effect to the Transaction, may trade at a future date. Wellington West was not engaged to review any legal, tax or accounting aspects of the Transaction.

With the Board's approval and as provided for in the Engagement Agreement, Wellington West has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, and senior management of GWD and their respective consultants and advisors (collectively, the "Information"). The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. In preparing the Fairness Opinion, we have not been provided with direct access to Vaaldiam, Elkedra or their respective managements, and have relied, with your permission, solely on publicly available information relating to Vaaldiam and Elkedra.

We have assumed that the Transaction will be consummated on the terms described in the LOI. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on GWD, Vaaldiam or Elkedra or the contemplated benefits of the Transaction.

Senior officers of GWD have represented to Wellington West in a certificate delivered as of the date hereof, among other things, that: (i) the Information provided orally by, or in the presence of, an officer or employee of GWD or in writing by GWD to Wellington West relating to GWD or the Transaction for the purpose of preparing this Fairness Opinion was, at the date the Information was provided to Wellington West, and is, except as has been disclosed in writing to Wellington West, complete, true and correct in all material respects, and did not and does not contain any untrue statement of material fact in respect of GWD or the Transaction, necessary to make the information not misleading in light of the circumstances under which the Information was made or provided; and (ii) since the dates on which the Information was provided to Wellington West, except as disclosed in writing to Wellington West, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of GWD and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and on the basis of the condition and prospects, financial and otherwise, of GWD and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Wellington West in discussions with management of GWD. Wellington West has assumed that that all consents, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Transaction can proceed as scheduled and without material additional cost to GWD or liability of GWD to third parties, that the procedures being followed to implement the Transaction are valid and effective, that all required documents will be distributed to the GWD shareholders in accordance with applicable laws and that the disclosure in such documents will be accurate and will comply with the requirements of applicable laws. We have also assumed that all draft documents (if any) referred to under "Scope of Review" above are accurate versions, in all material respects, of the final form of such documents.

In its analyses and in preparing the Fairness Opinion, Wellington West made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Wellington West or any party involved in the Transaction.

The Fairness Opinion has been provided for the use of the Board of Directors of GWD and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of Wellington West. The Fairness Opinion is given as of the date hereof, and Wellington West disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Wellington West's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Wellington West reserves the right to change, modify or withdraw the Fairness Opinion.

Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received under the Transaction by the GWD shareholders. The Fairness Opinion is not to be construed as a recommendation to any securityholder as to whether to tender or vote its securities in favour of the Transaction.

FAIRNESS ANALYSIS

In rendering this Fairness Opinion, Wellington West has considered and performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant assumptions and methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not necessarily susceptible to partial analysis or summary description. Qualitative judgments were made based upon Wellington West's assessment of the surrounding factual circumstances relating to the Transactions and upon Wellington West's analysis of such factual circumstances, in its best judgment. Any attempt to select portions of Wellington West's analysis or of the factors considered, without considering all of the analysis employed and factors considered, would likely create an incomplete and misleading view of the process underlying this Fairness Opinion. This Fairness Opinion should be read in its entirety.

FAIRNESS CONCLUSION

Based upon and subject to the foregoing, Wellington West is of the opinion that, as of June 27, 2007, the consideration to be received under the Transaction is fair, from a financial point of view, to the shareholders of GWD.

Yours very truly,

Wellington West Capital Markets Inc.

WELLINGTON WEST CAPITAL MARKETS INC.

Annex D (Elkedra Financial Statements)



British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers

Dear Sirs

ELKEDRA DIAMONDS NL

We are writing to you in connection with our opinion on the consolidated financial statements of Elkedra Diamonds NL (the "Company") as at 30 June 2007 and for the year ended 30 June 2007, which have been included in the circular of Vaaldiam Resources Ltd ("Vaaldiam") furnished with Vaaldiam's offer dated 7 November 2007 to purchase all of the outstanding common shares of Great Western Diamonds Corp.

The preparation of the reconciliation of accounting principles generally accepted in Australia to accounting principles generally accepted in Canada ("Canadian GAAP"), which forms part of the abovementioned consolidated financial statements for the Company, is the responsibility of the management of the Company. Our responsibility is to report to the directors about whether the consolidated financial statements, present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company.

In forming this opinion, our principals and staff in Australia identified the accounting policies which had been adopted by the Company's management for preparation of the aforementioned consolidated financial statements.

In addition, the Company's financial statements including the accounting policies, and the nature of the Company's business were discussed with a partner of Horwath Orenstein LLP in Canada who is also a member of the CICA. They were able to identify the policies adopted that differ from those which would have been acceptable under Canadian GAAP.

We conducted our audit in accordance with Australian Auditing Standards issued by the Auditing and Assurance Standards Board which we believe to be substantially equivalent to Canadian Generally Accepted Auditing Standards.

We consider this review and consultation to be sufficient for the purpose of issuing our opinion dated 30 August 2007.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be relied upon for any other purpose.

Yours faithfully,

WHK HORWATH PERTH AUDIT PARTNERSHIP

CYRUS PATELL

Principal

Perth, Western Australia

Dated this 2nd day of November 2007

Member Horwath International
WHK Horwath Perth Audit Partnership ABN 96 844 819 235
Level 6, 256 St Georges Terrace Perth WA 6000 Australia
GPO Box P1213 Perth WA 6844 Australia
Telephone +61 8 9481 1448 Facsimile +61 8 9481 0152
Email perth@whkhorwath.com.au www.whkhorwath.com.au
A WHK Group firm



DIRECTORS' REPORT

Your Directors present their report on the company and its controlled entities for the financial year ended 30 June 2007.

Directors

The names of Directors in office at any time during or since the end of the year are:

D.B. Best
S. Randazzo
M.D.J. Cozijn
T. Teichmann

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated. The qualifications, experience and special responsibilities of the directors have been shown elsewhere in this report.

Company Secretary

The following person held the position of company secretary at the end of the financial year:

Mr Max Dirk Jan Cozijn: Bachelor of Commerce. ASA. – Mr Cozijn was the founding director and has been the Company Secretary of Elkedra Diamonds NL since April 2000.

Principal Activities

The principal continuing activities of the consolidated group during the financial year were diamond production and investment of surplus funds. Elkedra Diamonds NL became a diamond producer after the commencement of continuous 24-hour processing operations in late June 2006 at the Chapada Diamond Project in Brazil.

Operating Results

The consolidated loss of the economic entity after providing for income tax and eliminating outside equity interests amounted to $8,848,387 (2006: $4,199,862).

Financial Position

The net assets of the economic entity have increased by $4,453,864 from 30 June 2006 to $17,551,736.

Dividends Paid or Recommended

No dividend was paid or declared during the year and the Directors do not recommend the payment of a dividend.

Review of Operations

Brazil
In late June 2006 the company commenced diamond production at the Chapada Alluvial Diamond Project in Brazil.

The initial focus was to ramp up throughput to the process plant design capacity of 50,000 bank cubic metres per month. After resolving various plant debottlenecking issues full production was achieved in March 2007.

During the 2007 financial year, 11 diamond sales were completed with total sales of $10,386,999. During the year 21,666 carats and 40,959 stones were recovered. The average value per carat was US$389.

Australia
Magnetic surveys were evaluated for the Tiwi Islands tenements and for the Cravens Peak tenement in Queensland. Gravity surveys were completed at Box Hole with 14 positive residual gravity anomalies identifying potential MVT lead/zinc targets.

A detailed review of the Economic Entity's operations during the year and the results of those operations are contained in the Review of Operations on pages X - XX of this Annual Report.

Significant Changes in State of Affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

(i) On 29 September 2006, the Company allotted and issued 1,731,898 fully paid ordinary shares at 51.1 cents per share through a placement to Australian institutional investors.

(ii) On 4 December 2006, the Company issued 200,000 unlisted options to directors and 250,000 options to employees. The options are exercisable at 65 cents per share by 31 December 2009.

(iii) On 11 December 2006 allotted and issued 7,713,830 fully paid ordinary shares at 47 cents per share through a placement to sophisticated investors.

(iv) During the year 1,707,058 options lapsed.

(v) The Company completed a spin-off of its uranium and base metal assets in the Northern Territory and Queensland through an IPO and ASX listing of an exploration company, Uramet Minerals Limited. At 30 June 2007, the Company held a 38.46% interest in Uramet Minerals Limited.

After Balance Date Events

There were no material events arising subsequent to 30 June 2007 to the date of this report other than on:

On 4 July 2007 the Company executed a Merger Acquisition Agreement with Canadian listed diamond group Vaaldiam Resources Ltd to acquire all of the outstanding shares of the Company in exchange for Vaaldiam common shares by way of a scheme of arrangement. The proposed terms are 0.52 Vaaldiam shares for each Elkedra share.

The Directors of Elkedra Diamonds NL have unanimously agreed to recommend the Vaaldiam offer to Elkedra Diamonds NL shareholders, subject to no competing and more favourable bid being received.

Since the financial year ended 30 June 2007, 1,528,907 12 pence warrants have been exercised.

Future Developments

In view of the proposed acquisition by Vaaldiam of all the outstanding shares in Elkedra Diamonds NL, in the opinion of the directors, it would be inappropriate to speculate on what the directors and management of Vaaldiam intentions are for the future.

Environmental Issues

i) Australia

The economic entity's operations are subject to environmental regulation under the Laws of the Commonwealth, the Northern Territory and Queensland. Presently rehabilitation bonds for a value of $16,000 have been lodged over certain leases held by the company in the Northern Territory and Queensland. It is anticipated that these bonds will not be called on as the company maintains a strict policy of appropriate rehabilitation over its exploration sites. The majority of the company's activities involve low level disturbance associated with its exploration programs, as it is not presently involved in any mining activities.

ii) Brazil

The economic entity's operations in Brazil are subject to environmental regulation under a well-developed system of environmental legislation in Brazil. Under that legislation any mineral activities are subject to licensing, environmental impact assessment and obligations to rehabilitate degraded areas. The economic entity has been granted an Operating Licence for mining and for operation of the diamond recovery processing plant by the Environmental State Agency of Mato Grosso (SEMA) in Brazil in relation to the Chapada Diamond Project.

Remuneration Report

Executive Remuneration

The Company's remuneration policy in relation to executives was developed by the Board after seeking professional advice from independent consultants and was approved by the Board.

All executives receive a base salary, superannuation, fringe benefits, performance incentives and retirement benefits. The Board reviews executive packages annually by reference to company performance, executive performance, comparable information from industry sectors and other listed companies and independent advice. The performance of executives is reviewed annually, in December, by the Board, with revised remuneration packages generally taking effect from the 1st of January of the following Calendar year. Executives are also entitled to participate in the employee option plan from time-to-time, as determined by the Board.

All remuneration paid to executives is valued at the cost to the Company and expensed. Options are valued using the Black-Scholes methodology.

The Board expects that the remuneration structure implemented for executives will result in the company being able to attract and retain the best executives to run the economic entity. It will also provide executives with the necessary incentives to work to grow long-term shareholder value.

The payment of bonuses, stock options and other incentive payments are reviewed by the Board annually as part of the review of executive remuneration and a recommendation is put to the Board for approval. All bonuses, options and incentives must be linked to predetermined performance criteria. The Board can exercise its discretion in relation to approving incentives, bonuses and options. Any changes must be justified by reference to measurable performance criteria.

The services agreements between the Company and each of Mr Randazzo and Mr Best contain provision for the award of a bonus. Since the acquisition of Chapada Diamonds Limited, performance criteria relate to predetermined project-related milestones. Mr Best and Mr Randazzo do not receive a separate fee for their services as directors.

Non-executive directors

In contrast with the remuneration structure for executives, there is no incentive-based, equitable remuneration for non-executive directors. Mr Cozijn receives a fixed, monthly fee for his services as company secretary/director. Mr Teichmann receives a fixed annual fee paid quarterly. The non-executive directors do not receive incentive-based remuneration.

Employment Contracts of Directors

Remuneration and other terms of employment for the two current executive directors are formalised in service agreements. Each of these agreements provide for the participation, when eligible, in the employee share incentive scheme. Other major provisions of the agreements relating to remuneration are set out below:

Mr D.B. Best, Executive Chairman

- Expiry Date – 30 November 2007
- Base Salary, inclusive of superannuation of $272,500
- Payment of termination benefit on early termination by the employer by giving 3 months notice, other than for gross misconduct, equal to base salary and superannuation of 12 months.
- The executive is unable to resign unless any person acquires 50% or more of the issued shares of the company and if the company breaches the term of the agreement.

Mr S. Randazzo, Executive Director

- Expiry Date – 30 November 2007
- Base Salary, inclusive of superannuation of $245,250
- Payment of termination benefit on early termination by the employer by giving 3 months notice, other than for gross misconduct, equal to base salary and superannuation of 12 months.
- The executive is unable to resign unless any person acquires 50% or more of the issued shares of the company and if the company breaches the term of the agreement.

Mr M.D.J. Cozijn, Non Executive Director & Company Secretary

- Agreement to act as non executive director and company secretary
- Fixed fee, inclusive of superannuation of $39,240 per annum, to be reviewed annually

Mr T. Teichmann, Non Executive Director

- Agreement to act as non executive director
- Fixed fee of $15,000 per annum to be reviewed annually

The remuneration for each director and each of the 4 executives receiving the highest remuneration of the economic entity during the year was as follows:

	Short-Term Benefits					
Key Management Person 2007	Cash Salary & Commissions	Super-annuation	Non cash benefit	Non Cash Options Value	Total	Performance Related %
Parent Entity:						
Mr D. Best	200,000	18,000	-	-	218,000	-
Mr S Randazzo	176,567	16,200	3,433	-	196,200	-
Mr MDJ Cozijn	12,000	27,240	-	17,201	56,441	-
Mr T Teichmann	15,000	-	-	17,201	32,201	-
	403,567	61,440	3,433	34,402	502,842	-

	Short-Term Benefits					
Key Management Person 2006	Cash Salary & Commissions	Super-annuation	Other Post Employment	Non Cash Options Value	Total	Performance Related %
Parent Entity:						
Mr D. Best	200,000	18,000	-	-	218,000	-
Mr S Randazzo	180,000	16,200	-	-	196,200	-
Mr MDJ Cozijn	36,000	3,240	-	-	39,240	-
Mr T Teichmann	15,000	-	-	-	15,000	-
	431,000	37,440	-	-	468,440	-

Options Issued as Part of Remuneration for the Year Ended 30 June 2007

2007	Granted No	Options Granted as part of Remuneration $	Total Remuneration Represented by Options %	Options Exercised $	Options Lapsed ($)	Total $
Directors						
Mr MDJ Cozijn	100,000	17,201	38.48			17,201
Mr T Teichmann	100,000	17,201	53.42			17,201
	200,000	34,402	-	-	-	34,402

Options Granted as Compensation

Key Management Person 2007	Vested No	Granted No	Grant Date	Value per option at Grant Date $	Exercise Price $	Exercise Date
Mr D. Best	-	-	-	-	-	-
Mr S Randazzo	-	-	-	-	-	-
Mr M.D.J. Cozijn	100,000	100,000	4 Dec 2006	0.65	0.65	31 Dec 2009
Mr T Teichmann	100,000	100,000	4 Dec 2006	0.65	0.65	31 Dec 2009
	200,000	200,000				

Note: The holder is able to convert each option into 1 ordinary fully paid share in Elkedra Diamonds NL

There has been no change in the shareholdings and option-holdings of the directors since 30 June 2007. The current holdings are shown in Note 6 to the financial statements.

Meetings of Directors

During the financial year, 29 meetings of directors (including committees of directors) were held, with the following attendances:

Directors	Director's Meetings		Audit Committee	
	Meetings Eligible to Attend	Meetings Attended	Meetings Eligible to Attend	Meetings Attended
Mr D Best	27	17	-	-
Mr MDJ Cozijn	27	25	2	2
Mr S Randazzo	27	24	-	-
Mr T Teichmann	27	14	2	2

Indemnifying Officers and Auditors

The company had up to April 2004 an insurance policy insuring Directors and officers of the company against any liability arising from a claim brought by a third party against the company or its Directors and officers, and against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in their capacity as a Director or officer of the Company, other than conduct involving a wilful breach of duty in relation to the Company. Since April 2004, no indemnities have been given or agreed to be given or insurance premiums paid or agreed to be paid, during or since the end of the financial year, to any person who is or has been an officer or auditor of the company.

Shares under Option

There are 13,338,871 unissued ordinary shares for which options are outstanding at the date of this report.

Unlisted Options	
40 cent options due by 30/11/09	1,250,000
60 cent options due by 30/11/09	1,250,000
45 cent options due by 3/9/08	333,334
40 cent options due by 30/9/08	6,250,000
90 cent options due by 31/5/10	2,000,000
$1.20 options due by 31/5/10	200,000
35 cent options due by 30/11/09	400,000
65 cent options due by 31/12/09	450,000
AIM Listed Options/Warrants	
12 pence warrants due by 31/8/07	1,205,537
TOTAL	**13,338,871**

During the financial year ended 30 June 2007, 1,707,058 options expired.

Since the financial year ended 30 June 2007, no options have been issued and 1,528,907 12 pence warrants have been exercised.

No person entitled to exercise an option had or has any right by virtue of the option to participate in any share issue of any other body corporate.

Shares Issued on the Exercise of Options

For details of the ordinary shares issued during the year or since the year ended 30 June 2007 on the exercise of options refer to note 16 of the financial report.

Proceedings on behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

Non-Audit Services

The board of directors, in accordance with advice from the audit committee is satisfied there was no provision of non-audit services during the year, and therefore has complied with the general standard of independence of auditors imposed by the Corporations Act 2001.

Auditor's Independence Declaration

The lead auditor's independence declaration for the year ended 30 June 2007 has been received and can be found on page 24.

Signed in accordance with a resolution of the Board of Directors.

D. Best	**S. Randazzo**
Chairman	Director

Subiaco
Western Australia

30 August 2007



AUDITOR'S INDEPENDENCE DECLARATION

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Elkedra Diamonds NL for the period ending 30 June 2007, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

WHK HORWATH PERTH AUDIT PARTNERSHIP

CYRUS PATELL
Principal

Dated 30th day of August 2007

Total Financial Solutions

Member Horwath International
WHK Horwath Perth Audit Partnership ABN 96 844 819 235
Level 6, 256 St Georges Terrace Perth WA 6000 Australia
GPO Box P1213 Perth WA 6844 Australia
Telephone +61 8 9481 1448 Facsimile +61 8 9481 0152
Email perth@whkhorwath.com.au www.whkhorwath.com.au
A WHK Group firm



INCOME STATEMENT
FOR YEAR ENDED 30 JUNE 2007

	Notes	CONSOLIDATED GROUP		PARENT ENTITY	
		2007	2006	**2007**	2006
		$	$	**$**	$
Revenue from sale of product	2	**10,386,999**	-	-	-
Cost of sales	3	**13,015,452**	-	-	-
Gross loss		**(2,628,453)**	-	-	-
Other income	2	**241,987**	452,737	**1,340,438**	677,230
Depreciation and amortisation expense	4	**(299,307)**	(121,479)	**(31,796)**	(46,082)
Employee benefits expense		**(2,391,767)**	(945,301)	**(763,442)**	(601,536)
Site infrastructure costs		**(468,381)**	-	-	-
Other site expenses		**(350,465)**	-	-	-
Other field exploration costs		**(257,953)**	(430,282)	**(198,118)**	(328,569)
Administration expenses		**(1,512,124)**	(1,194,545)	**(884,484)**	(842,803)
Tenements written-off		-	(152,400)	-	(152,400)
Finance costs		**(1,023,497)**	(276,162)	**(1,000,248)**	(243,872)
Share based payment	25	**(70,714)**	(1,577,444)	**(70,714)**	(1,577,444)
Foreign exchange translations		**173**	45,014	**(246,021)**	101,907
Share of net losses of associates		**(45,912)**	-	-	-
Other expenses		**(41,974)**	-	**(323,787)**	-
Loss before income tax expense		**(8,848,387)**	(4,199,862)	**(2,178,172)**	(3,013,539)
Income tax expense	5	-	-	-	-
Net loss attributable to members of the parent entity		**(8,848,387)**	(4,199,862)	**(2,178,172)**	(3,013,539)
Basic earnings (loss) per share - cents per share	20	**(9.53)**	(5.94)		
Diluted earnings (loss) per share - cents per share	20	**(9.53)**	(5.94)		

The accompanying notes form part of these financial statements

BALANCE SHEET
AS AT 30 JUNE 2007

	Notes	CONSOLIDATED GROUP		PARENT ENTITY	
		2007 $	2006 $	2007 $	2006 $
Current Assets					
Cash and cash equivalents	7	**2,019,668**	4,235,270	**1,387,672**	3,342,499
Trade and other receivables	8	**35,355**	6,100	**1,798,539**	617,638
Inventories	9	**230,527**	52,182	**-**	-
Other current assets	10	**-**	6,294	**-**	6,294
Financial assets	12	**-**	-	**5,750,000**	-
Investments accounted for using the equity method	27	**5,704,088**	-	**-**	-
Total Current Assets		**7,989,638**	4,299,846	**8,936,211**	3,966,431
Non-Current Assets					
Trade and other receivables	8	**-**	-	**18,052,959**	14,222,914
Property, plant and equipment	11	**18,730,742**	20,614,490	**72,126**	185,532
Other non current assets	10	**43,702**	-	**-**	-
Financial assets	12	**16,000**	13,500	**6,769,972**	6,767,472
Total Non-Current Assets		**18,790,444**	20,627,990	**24,895,057**	21,175,918
TOTAL ASSETS		**26,780,082**	24,927,836	**33,831,268**	25,142,349
LIABILITIES					
Current Liabilities					
Trade and other payables	13	**668,475**	751,334	**278,872**	397,430
Short-term borrowings	14	**3,190,215**	2,853,314	**3,161,999**	2,743,591
Short-term provisions	15	**369,656**	196,529	**124,310**	71,477
Total Current Liabilities		**4,228,346**	3,801,177	**3,565,181**	3,212,498
Non-Current Liabilities					
Long-term borrowings	14	**5,000,000**	8,028,787	**5,000,000**	8,000,000
Total Non-Current Liabilities		**5,000,000**	8,028,787	**5,000,000**	8,000,000
TOTAL LIABILITIES		**9,228,346**	11,829,964	**8,565,181**	11,212,498
NET ASSETS		**17,551,736**	13,097,872	**25,266,087**	13,929,851
EQUITY					
Issued capital	16	**30,696,272**	23,002,328	**30,696,272**	23,002,328
Reserves	17	**7,771,072**	2,162,765	**7,477,442**	1,656,978
Accumulated losses		**(20,915,608)**	(12,067,221)	**(12,907,627)**	(10,729,455)
TOTAL EQUITY		**17,551,736**	13,097,872	**25,266,087**	13,929,851

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2007

Consolidated Group

	Share Capital Ordinary	Accumulated Losses	Reserves	Total
	$	$	$	$
Balance at 1 July 2005	17,960,750	(7,867,359)	-	10,093,391
Shares issued during the year	5,087,508			5,087,508
Transaction costs	(45,930)			(45,930)
Loss attributable to members of the parent entity		(4,199,862)		(4,199,862)
Foreign currency translations			505,787	505,787
Options reserve			1,656,978	1,656,978
Balance at 30 June 2006	23,002,328	(12,067,221)	2,162,765	13,097,872
Shares issued during the year	7,909,954			7,909,954
Transaction costs	(216,010)			(216,010)
Loss attributable to members of the parent entity		(8,848,387)		(8,848,387)
Foreign currency translations			(212,157)	(212,157)
Options reserve			70,714	70,714
Financial assets reserve			5,749,750	5,749,750
Balance at 30 June 2007	30,696,272	(20,915,608)	7,771,072	17,551,736

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2007

Parent Entity

	Share Capital Ordinary	Accumulated Losses	Reserves	Total
	$	$	$	$
Balance at 1 July 2005	17,960,750	(7,715,916)	-	10,244,834
Shares issued during the year	5,087,508			5,087,508
Transaction costs	(45,930)			(45,930)
Loss attributable to members of the parent entity		(3,013,539)		(3,013,539)
Options reserve			1,656,978	1,656,978
Balance at 30 June 2006	23,002,328	(10,729,455)	1,656,978	13,929,851
Shares issued during the year	7,909,954			7,909,954
Transaction costs	(216,010)			(216,010)
Loss attributable to members of the parent entity		(2,178,172)		(2,178,172)
Options reserve			70,714	70,714
Financial assets reserve			5,749,750	5,749,750
Balance at 30 June 2007	30,696,272	(12,907,627)	7,477,442	25,266,087

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007

	Notes	CONSOLIDATED GROUP		PARENT ENTITY	
		2007 $	2006 $	2007 $	2006 $
Cash Flows from Operating Activities					
Receipts from customers		10,422,274	-	35,275	-
Payments to suppliers and employees		(15,199,918)	(1,577,535)	(1,807,455)	(1,179,393)
Cash generated from operations		(4,777,644)	(1,577,535)	(1,772,180)	(1,179,393)
Payments for exploration expenditure		(469,475)	(566,391)	(200,607)	(338,721)
Development costs		(1,021,828)	(8,728,365)	-	-
Finance costs		(1,197,676)	(61,041)	(1,173,297)	(61,041)
Interest received		154,084	435,271	100,889	48,256
Net cash (used in) operating activities	23	(7,312,539)	(10,498,061)	(3,045,195)	(1,530,898)
Cash flows from Investing Activities					
Purchase of plant and equipment		(30,611)	(1,018,936)	(8,670)	(55,085)
Purchase of investments		(250)	-	(250)	-
Merger investment costs		(37,190)	-	(37,190)	-
Proceeds from sale of plant and equipment		124,414	54,334	124,414	54,334
Net cash provided by (used in) investing activities		56,363	(964,602)	78,304	(751)
Cash flows from Financing Activities					
Proceeds from issues of shares		6,284,151	4,843,524	6,284,151	4,843,524
Capital raising costs		(197,128)	(49,117)	(197,128)	(49,117)
Proceeds from borrowings		500,000	8,000,000	500,000	8,000,000
Repayment of borrowings		(1,591,829)	(312,165)	(1,481,534)	(180,565)
Loans to controlled entities/associates		(17,359)	-	(4,101,564)	(8,911,332)
Net cash flows provided by financing activities		4,977,835	12,482,242	1,003,925	3,702,510
Net increase (decrease) in cash held		(2,278,341)	1,019,579	(1,962,966)	2,170,861
Cash at the beginning of the financial year		4,235,270	2,564,273	3,342,499	1,143,689
Exchange rate adjustments		62,739	651,418	8,139	27,949
Cash at the end of the financial year	7	2,019,668	4,235,270	1,387,672	3,342,499

The accompanying notes form part of these financial statements.

NOTE 1 – STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, including Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the consolidated group of Elkedra Diamonds NL and controlled entities, and Elkedra Diamonds NL as an individual parent entity. Elkedra Diamonds NL is a listed public company, incorporated and domiciled in Australia.

The financial report of Elkedra Diamonds NL and controlled entities and Elkedra Diamonds NL as an individual parent entity comply with all International Financial Reporting Standards (IFRS) in their entirety.

The following is a summary of the material accounting policies adopted by the consolidated group in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of Preparation

The accounting policies set out below have been consistently applied to all years presented.

Reporting Basis and Conventions

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Accounting Policies

(a) Principles of Consolidation

A controlled entity is any entity controlled by Elkedra Diamonds NL. Control exists where Elkedra Diamonds NL has the power to control the financial and operating policies so as to obtain benefits from its activities. A list of controlled entities is contained in Note 26 to the financial statements. All controlled entities have a June financial year-end.

All inter-company balances and transactions between entities in the consolidated group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

(b) Income Tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the consolidated group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(c) Inventories

Inventories are measured at the lower of cost and net realisable value. Cost includes direct materials, direct labour and an appropriate portion of variable and fixed overheads. Overheads are applied on the basis of normal operating capacity. Costs are assigned on the basis of weighted average costs.

(d) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment losses.

Property

Freehold land and buildings are carried at cost less, where applicable any accumulated depreciation and impairment losses.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the consolidated group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation

The depreciable amount of all fixed assets of the parent entity including capitalised lease assets, but excluding freehold land and computers, is depreciated on a reducing balance commencing from the time the asset is held ready for use. Computers are depreciated on a straight line basis over their useful lives to the parent entity commencing from the time the asset is held ready for use.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Office Equipment	25 - 50%
Plant and Equipment	15-50%
Motor Vehicles	22.5%
Office Furniture	10 - 20%

The depreciable amount of all fixed assets held by the controlled entities is depreciated on a straight line basis.

The assets' residual values and useful lives are reviewed and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement.

(e) Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to entities in the consolidated group are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over the shorter of their estimated useful lives or the lease term. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

(f) Exploration and Development Expenditure

Exploration, evaluation and development expenditure incurred is either written off as incurred or accumulated in respect of each identifiable area of interest. Costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Restoration, rehabilitation and environmental costs necessitated by exploration and evaluation activities are expensed as incurred and treated as exploration and evaluation expenditure.

Any restoration, rehabilitation and environmental costs necessitated by development of the Chapada mine property is to be expensed immediately in the income statement as rehabilitation is completed on an ongoing basis. A provision will be created for any liabilities created for restoration costs to be incurred in future periods.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Employee Benefits

Provision is made for the consolidated group's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the consolidated group to employee superannuation funds and are charged as expenses when incurred.

Equity-Settled Compensation

The bonus element over the exercise price of the employee services rendered in exchange for the grant of shares and options is recognised as an expense in the income statement. The total amount to be expensed over the vesting period is determined by the reference to the fair value of the shares and the options granted.

(h) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

(i) Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from controlled entities are brought to account when they are proposed by the controlled entity.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

(j) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST of investing and financing activities, which are disclosed as operating cash flows.

(k) Issued Capital

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Foreign Currency Transactions and Balances

Functional and Presentation Currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity otherwise the exchange difference is recognised in the income statement.

Group Companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

- Assets and liabilities are transferred at year-end exchange rates prevailing at the reporting date.
- Income and expenses are translated at average exchange rates for the period.
- Retained profits are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

(m) Financial Instruments

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at an amortised cost using the effective interest rate method.

Available-For-Sale Financial Assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Liabilities

Non-derivative financial liabilities are recognised at an amortised cost, comprising the original debt less principal payments and amortisation.

Fair Value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arms length transactions, reference to similar instruments and option pricing models.

Impairment

At each reporting date, the group assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

Convertible Notes

Convertible notes are brought to account on issue at the value of net proceeds received. The converting notes are compound financial instruments where the interest payments are at fixed amounts with scheduled dates of payments and the number of ordinary shares to be issued on conversion is in part determined by the market price of ordinary shares at date of conversion. The present value of the interest and principal payable on conversion are discounted at the market rate of interest at issue date and are brought to account as borrowings. The difference between the net proceeds received and the borrowings component is brought to account as equity. Interest paid on the converting notes is recognised as interest expense in the profit from ordinary activities.

(n) Impairment of Assets

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

(o) Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in the income statement in the period in which they are incurred.

(p) Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that the outflow can be reliably measured.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting. The equity method of accounting recognised the group's share of post-acquisition reserves of it associates.

(r) Comparative Figures

Where required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

	CONSOLIDATED GROUP		PARENT ENTITY	
NOTE 2 – REVENUE	**2007 $**	2006 $	**2007 $**	2006 $
Operating activities				
- Sale of product	**10,386,999**	-	-	-
Revenue from operating activities	**10,386,999**	-	-	-
Non-operating activities				
- Interest received	**154,084**	435,271	**1,252,535**	659,794
- Administrative services	**53,270**	-	**53,270**	-
- gain on sale of property plant and equipment	**34,633**	17,466	**34,633**	17,466
Total revenue from non-operating activities	**241,987**	452,737	**1,340,438**	677,260
Total revenues from ordinary activities	**10,628,986**	452,737	**1,340,438**	677,260

NOTE 3 – COST OF SALES

	2007 $	2006 $	2007 $	2006 $
Production costs	**10,790,440**	-	-	-
Depreciation of plant & equipment	**1,174,854**	-	-	-
Amortisation of mining properties	**1,050,158**	-	-	-
Total cost of sales	**13,015,452**	-	-	-

NOTE 4 – LOSS FROM ORDINARY ACTIVITIES

Loss from ordinary activities before income tax has been determined after

(a) Expenses

	2007 $	2006 $	2007 $	2006 $
Depreciation of non-current assets				
- Motor vehicles	**84,966**	83,225	**10,108**	23,825
- Plant and equipment	**158,409**	10,964	**7,178**	10,531
- Office furniture and equipment.	**55,932**	27,290	**14,510**	11,726
Total depreciation	**299,307**	121,479	**31,796**	46,082
Rental on operating lease payments				
- minimum lease payments	**108,500**	100,185	**75,516**	63,712
Loss on write-off of non-current assets	-	3,429	-	3,429

	CONSOLIDATED GROUP		PARENT ENTITY	
	2007 $	2006 $	2007 $	2006 $
NOTE 5 – INCOME TAX EXPENSE				
(a) Income Tax Expense				
The prima facie tax (benefit) on loss from ordinary activities is reconciled to the income tax as follows:				
Prima facie tax (benefit) on loss from ordinary activities before income tax at 30% (2006: 30%)	**(2,654,517)**	(1,259,959)	**(653,452)**	(904,062)
Add tax effect of:-				
Non-deductible items	**67,176**	447,189	**67,176**	447,189
Deferred tax assets not brought to account	**2,587,341**	812,770	**586,276**	456,873
Income tax expense attributable to operating loss	**-**	-	**-**	-
(b) Deferred Tax Assets				
Deferred tax assets not brought to account, the benefits of which will only be realised if the conditions for deductibility set out in Note 1 (b) occur				
Timing differences	**(642,389)**	(314,674)	**(642,389)**	(314,674)
Tax losses	**6,355,878**	3,651,344	**4,037,432**	3,128,074
Total deferred tax assets	**5,713,489**	3,336,670	**3,395,043**	2,813,400

NOTE 6 – KEY MANAGEMENT PERSONNEL COMPENSATION

(a) Names and position of economic and parent entity key management personnel in office at any time during the financial year are:

D.B. Best – Executive Chairman
S. Randazzo – Executive Director
M.D.J. Cozijn – Non Executive Director and Company Secretary
T. Teichmann – Non Executive Director

Key management personnel remuneration has been included in the Remuneration Report section of the Directors' Report.

(b) Option Holdings
Number of Options Held by Key Management Personnel and Related Entities

Key Management Person	Balance 1-Jul-06	Net Change Other*	Balance 30-Jun-07	Total Vested 30-Jun-07	Total Exercisable 30-Jun-07	Total Unexercis-able 30-Jun-07
Mr D.B. Best	1,707,291	(172,770)	1,534,521	-	1,534,521	-
Mr S. Randazzo	3,314,389	(1,367,620)	1,946,769	-	1,946,769	-
Mr M.D.J. Cozijn	-	100,000	100,000	-	100,000	-
Mr T Teichmann	-	100,000	100,000	-	100,000	-
	5,021,680	(1,340,390)	3,681,290	-	3,681,290	-

* Net Change Other refers to options issued and also includes options that have expired during the year.

NOTE 6 – KEY MANAGEMENT PERSONNEL COMPENSATION (CONTINUED)

(c) Shareholdings

Number of Shares Held by Key Management Personnel and Related Entities

Key Management Person	Balance 1-Jul-06	Options Exercised	Net Change Other*	Balance 30-Jun-07
Mr D.B. Best	999,151	-	-	999,151
Mr S. Randazzo	8,302,644	-	-	8,302,644
Mr M.D.J. Cozijn	200,000	-	-	200,000
Mr T Teichmann	-	-	-	-
	9,501,795	-	-	9,501,795

	CONSOLIDATED GROUP		PARENT ENTITY	
NOTE 7 – CASH AND CASH EQUIVALENTS	**2007 $**	2006 $	**2007 $**	2006 $
Cash at bank and on hand	**1,850,586**	3,605,765	**1,387,672**	3,342,499
Deposits at call	**169,082**	629,505	**-**	-
Total cash assets	**2,019,668**	4,235,270	**1,387,672**	3,342,499
NOTE 8 – TRADE AND OTHER RECEIVABLES				
Current				
Amounts receivable from:				
- wholly-owned subsidiaries	**-**	-	**1,763,184**	611,538
Trade receivables	**17,996**	-	**17,996**	-
Sundry debtors	**-**	6,100	**-**	6,100
Other receivables	**17,359**	-	**17,359**	-
Total current receivables	**35,355**	6,100	**1,798,539**	617,638
Non-Current				
Amounts receivable from:				
- wholly-owned subsidiaries	**-**	-	**18,052,959**	14,222,914
Total non-current receivables	**-**	-	**18,052,959**	14,222,914
NOTE 9 – INVENTORIES				
Current				
At cost				
Raw materials and stores	**230,527**	52,182	**-**	-
Total inventories	**230,527**	52,182	**-**	-

	CONSOLIDATED GROUP		PARENT ENTITY	
	2007 $	2006 $	2007 $	2006 $
NOTE 10 – OTHER ASSETS				
Current				
Prepayments	-	6,294	-	6,294
Total other current assets	-	6,294	-	6,294
Non-Current				
Exploration Expenditure				
Costs carried forward in respect of Areas of interest in:				
- exploration and evaluation phases	43,702	-	-	-
Total exploration expenditure (a)	43,702	-	-	-
Total capitalised exploration expenditure	43,702	-	-	-
(a) Reconciled as follows:				
Opening Balance	-	152,400	-	152,400
Expenditure written off during the year	-	(152,400)	-	(152,400)
Expenditure incurred and capitalised during the year	43,702	-	-	-
Total exploration expenditure	43,702	-	-	-
NOTE 11 – PROPERTY, PLANT AND EQUIPMENT				
Land - cost	43,934	44,822	-	-
	43,934	44,822	-	-
Motor vehicles – cost	78,055	223,494	-	143,859
Less accumulated depreciation	(34,722)	(101,574)	-	(79,283)
	43,333	121,920	-	64,576
Leased motor vehicles – cost	312,729	319,056	-	-
Less accumulated depreciation	(125,663)	(64,398)	-	-
	187,066	254,658	-	-
Total motor vehicles	230,399	376,578	-	64,576
Plant and equipment – cost	11,591,956	10,931,722	40,138	117,630
Less accumulated depreciation	(1,361,407)	(64,551)	(26,558)	(63,787)
	10,230,549	10,867,171	13,580	53,843
Mineral properties	9,115,071	9,129,730	-	-
Less accumulated amortisation	(1,050,158)	-	-	-
	8,064,913	9,129,730	-	-
Office furniture & equipment – cost	283,065	265,693	111,227	107,085
Less accumulated depreciation	(122,118)	(69,504)	(52,681)	(39,972)
	160,947	196,189	58,546	67,113
Total property, plant and equipment	18,730,742	20,614,490	72,126	185,532

NOTE 11 – PROPERTY PLANT AND EQUIPMENT (CONTINUED)

(a) Movements in carrying amounts

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year:

	Land	Motor Vehicles	Leased Motor Vehicles	Plant & Equipment	Mineral Properties	Office Furniture & Equipment	Total
	$	$	$	$	$	$	$
Consolidated Group:							
Balance at the beginning of the year	44,822	121,920	254,658	10,867,171	9,129,730	196,189	**20,614,490**
Additions	-	-	-	911,730	-	30,611	**942,341**
Disposals	-	(54,468)	-	(33,085)	-	(6,107)	**(93,660)**
Depreciation expense	-	(22,982)	(61,984)	(1,333,263)	-	(55,932)	**(1,474,161)**
Amortisation expense	-	-	-	-	(1,050,158)	-	**(1,050,158)**
Foreign currency translation	(888)	(1,137)	(5,608)	(182,004)	(14,659)	(3,814)	**(208,110)**
Carrying amount at the end of year	**43,934**	**43,333**	**187,066**	**10,230,549**	**8,064,913**	**160,947**	**18,730,742**
Parent Entity:							
Balance at the beginning of year	-	64,576	-	53,843	-	67,113	**185,532**
Additions	-	-	-	-	-	8,670	**8,670**
Disposals	-	(54,468)	-	(33,085)	-	(2,727)	**(90,280)**
Depreciation expense	-	(10,108)	-	(7,178)	-	(14,510)	**(31,796)**
Amortisation expense	-	-	-	-	-	-	**-**
Carrying amount at the end of year	**-**	**-**	**-**	**13,580**	**-**	**58,546**	**72,126**

	CONSOLIDATED GROUP		PARENT ENTITY	
NOTE 12 – OTHER FINANCIAL ASSETS	**2007**	2006	**2007**	2006
Current	**$**	$	**$**	$
Available-for-sale financial assets (a)	**-**	-	**5,750,000**	-
Total other current financial assets	**-**	-	**5,750,000**	-
(a) Available-for-sale financial assets comprise:				
- shares in listed entity	**-**	-	**5,750,000**	-
Non-Current				
Available-for-sale financial assets (a)	**-**	-	**6,753,972**	6,753,972
Government bonds	**16,000**	13,500	**16,000**	13,500
Total other non-current financial assets	**16,000**	13,500	**6,769,972**	6,767,472
(a) Available-for-sale financial assets comprise:				
- shares in controlled entities	**-**	-	**6,753,972**	6,753,972

	CONSOLIDATED GROUP		PARENT ENTITY	
	2007	2006	2007	2006
NOTE 13 – TRADE AND OTHER PAYABLES	$	$	$	$
Current				
Unsecured trade creditors	478,152	689,337	123,807	340,239
Sundry payables and accrued expenses	190,323	61,997	155,065	57,191
Total payables	668,475	751,334	278,872	397,430
NOTE 14 – BORROWINGS				
Current				
Shareholder and executive loans (i)	-	934,827	-	934,827
Debt facility loans (iii)	3,000,000	-	3,000,000	-
Hire purchase/lease liabilities	28,216	149,588	-	39,865
Convertible notes (ii)	161,999	1,768,899	161,999	1,768,899
Total current borrowings	3,190,215	2,853,314	3,161,999	2,743,591
Non Current				
Hire purchase/lease liabilities	-	28,787	-	-
Debt facility loans (iii)	5,000,000	8,000,000	5,000,000	8,000,000
Total non-current borrowings	5,000,000	8,028,787	5,000,000	8,000,000

Note: The hire purchase and lease agreements are secured over the motor vehicles.

(i) Shareholder and executive director loans
These unsecured 5% per annum loans were repaid on 3rd October 2006.

(ii) The 10% $3.60 unsecured convertible notes expired on 24th June 2007 with 438,279 notes being converted into 4,382,790 fully paid ordinary shares on 28th June 2007. The remaining 45,000 convertible notes were redeemed for cash ($161,999) which was repaid on 2nd July 2007.

(iii) On 2 September 2005 the Company executed Loan Agreements with LinQ Capital Limited (LinQ) covering a $5 million Project Debt facility to be used for the completion of construction of the Chapada Diamond Project and working capital. This $5 million facility was drawndown on 5 September 2005. On 22 June 2006, the Company executed a Standby Facility Agreement for the provision of $5 million of standby finance by LinQ. The standby facility was provided in two tranches. On 26 June 2006 a first tranche of $3 million was drawn down. These loans are secured by a fixed and floating charge over the Group's Australian and UK assets.

	CONSOLIDATED GROUP		PARENT ENTITY	
	2007	2006	2007	2006
NOTE 15 – PROVISIONS	$	$	$	$
Employee Entitlements	369,656	196,529	124,310	71,477
	No.	No.	No.	No.
(a) Number of employees at year end	123	105	4	4

	CONSOLIDATED GROUP		PARENT ENTITY	
NOTE 16 – ISSUED CAPITAL	**2007 $**	2006 $	**2007 $**	2006 $
104,596,211 fully paid ordinary shares (2006: 84,701,388)	**30,696,272**	23,002,328	**30,696,272**	23,002,328

The company has authorised share capital amounting to 104,596,211 ordinary shares of no par value.

	CONSOLIDATED GROUP 2007 $	CONSOLIDATED GROUP 2006 $	PARENT ENTITY 2007 $	PARENT ENTITY 2006 $
Ordinary Shares				
At the beginning of the reporting year	**23,002,328**	17,960,750	**23,002,328**	17,960,750
Shares issued during the year				
- 83,330 on 31 October 2005		29,999		29,999
- 3,117,059 on 16 December 2005		1,246,825		1,246,825
- 140,000 on 18 January 2006		50,400		50,400
- 81,667 on 24 February 2006		18,783		18,783
- 277,780 on 24 March 2006		100,000		100,000
- 13,677,289 on 21 April 2006		3,282,549		3,282,549
- 453,477 on 18 May 2006		108,834		108,834
- 100,125 on 18 May 2006		30,038		30,038
- 138,890 on 22 May 2006		50,000		50,000
- 33,330 on 22 May 2006		11,999		11,999
- 153,694 on 6 June 2006		46,108		46,108
- 48,937 on 13 June 2006		14,681		14,681
- 76,306 on 15 June 2006		22,892		22,892
- 310,000 on 19 June 2006		74,400		74,400
- 938 on 4 August 2006	**281**		**281**	
- 1,731,898 on 29 September 2006	**885,000**		**885,000**	
- 297,949 on 3 November 2006	**89,385**		**89,385**	
- 7,713,830 on 11 December 2006	**3,625,500**		**3,625,500**	
- 9,900 on 3 January 2007	**2,970**		**2,970**	
- 5,000,000 on 17 January 2007	**1,500,000**		**1,500,000**	
- 19,000 on 27 March 2007	**5,510**		**5,510**	
- 133,330 on 20 April 2007	**47,999**		**47,999**	
- 174,500 on 27 April 2007	**50,605**		**50,605**	
- 230,000 on 3 May 2007	**66,700**		**66,700**	
- 75,100 on 14 May 2007	**21,779**		**21,779**	
- 70,900 29 May 2007	**20,561**		**20,561**	
- 24,688 on 4 June 2007	**7,160**		**7,160**	
- 30,000 on 28 June 2007	**8,700**		**8,700**	
- 4,382,790 on 28 June 2007	**1,577,804**		**1,577,804**	
	30,912,282	23,048,258	**30,912,282**	23,048,258
Less Transaction costs relating to share issues	**(216,010)**	(45,930)	**(216,010)**	(45,930)
Total paid up capital at reporting date	**30,696,272**	23,002,328	**30,696,272**	23,002,328

NOTE 16 – ISSUED CAPITAL (CONTINUED)

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

Share Issues:
On 4 August 2006, 938 Warrants (Options) were exercised @12p (A$0.30) into 938 ordinary shares.
On 29 September 2006, 1,731,898 shares were issued as a placement.
On 3 November 2006, 297,949 Warrants (Options) were exercised @12p (A$0.30) into 297,949 ordinary shares.
On 11 December 2006, 7,713,830 shares were issued as a placement.
On 3 January 2007, 9,900 Warrants (Options) were exercised @12p (A$0.30) into 9,900 ordinary shares.
On 17 January 2007, 5,000,000 Warrants (Options) were exercised @12p (A$0.30) into 5,000,000 ordinary shares.
On 27 March 2007, 19,000 Warrants (Options) were exercised @12p (A$0.29) into 19,000 ordinary shares.
On 20 April 2007, 13,333 10% $3.60 convertible notes were converted into 133,330 shares.
On 27 April 2007, 174,500 Warrants (Options) were exercised @12p (A$0.29) into 174,500 ordinary shares.
On 3 May 2007, 230,000 Warrants (Options) were exercised @12p (A$0.29) into 230,000 ordinary shares.
On 14 May 2007, 75,100 Warrants (Options) were exercised @12p (A$0.29) into 75,100 ordinary shares.
On 29 May 2007, 70,900 Warrants (Options) were exercised @12p (A$0.29) into 70,900 ordinary shares.
On 4 June 2007, 24,688 Warrants (Options) were exercised @12p (A$0.29) into 24,688 ordinary shares.
On 28 June 2007, 30,000 Warrants (Options) were exercised @12p (A$0.29) into 30,000 ordinary shares.
On 28 June 2007, 438,279 10% $3.60 convertible notes were converted into 4,382,790 shares.

Options:
As at the year end the Company had on issue a total of 14,867,778 unlisted options as follows:
1,250,000 Options exercisable at 40 cents by 30 November 2009
1,250,000 Options exercisable at 60 cents by 30 November 2009
333,334 Options exercisable at 45 cents by 3 September 2008
2,734,444 12 Pence Warrants (Options) exercisable by 31 August 2007
6,250,000 Options exercisable at 40 cents by 30 September 2008
2,000,000 Options exercisable at 90 cents by 31 May 2010
200,000 Options exercisable at $1.20 by 31 May 2010
150,000 Options exercisable at 35 cents by 30 November 2009
100,000 Options exercisable at 35 cents by 30 November 2009
150,000 Options exercisable at 35 cents vesting 1 November expiring by 30 November 2009
200,000 Options exercisable at 65 cents by 31 December 2009
250,000 Options exercisable at 65 cents by 31 December 2009 (50% vesting 4 December 2007 and balance vesting 4 December 2008

Option Issues
200,000 Options exercisable at 65 cents by 31 December 2009
250,000 Options exercisable at 65 cents by 31 December 2009 (50% vesting 4 December 2007 and balance vesting 4 December 2008

Convertible Notes

At as year end, 45,000 Convertible Notes were outstanding. These notes were repaid on 2 July 2007.

NOTE 17 – RESERVES

a. Foreign Currency Translation Reserve: The foreign currency translation reserve records exchange differences arising on translation of Chapada Brasil Mineracao Limitada, a foreign controlled subsidiary.

b. Options Reserve: The options reserve records items recognised as expenses on the valuation of employee share options.

c. Financial Assets Reserve: The financial assets reserve recognises the restatement of listed investments to market value.

NOTE 18 – STATEMENT OF OPERATIONS BY SEGMENTS

From 14 June 2004, following the Company's acquisition of Chapada Diamonds Ltd, the newly formed consolidated group has operated in one business and two geographical segments, being diamond mine development in Brazil and mining exploration in Australia and Brazil. Chapada Diamonds Ltd and its subsidiary operate primarily in Brazil.

Primary Reporting – Geographical Segments

	Australia		Brazil		Eliminations		Consolidated Group	
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue								
External sales	-	-	10,386,999	-	-	-	10,386,999	-
Other income	1,305,805	659,794	207,354	387,015	(1,151,646)	(611,538)	361,513	435,271
Total segment revenue	1,305,805	659,794	10,594,353	387,015	(1,151,646)	(611,538)	10,748,512	435,271
Result								
Segment result	(2,178,172)	(3,013,539)	(6,670,215)	(1,186,323)	-	-	(8,848,387)	(4,199,862)
Unallocated corporate expenses							-	-
Result from ordinary activities before income tax							(8,848,387)	(4,199,862)
Result from ordinary activities after income tax							(8,848,387)	(4,199,862)
Net loss after income tax							(8,848,387)	(4,199,862)
Segment assets	15,778,309	10,919,435	11,001,773	14,008,401	-	-	26,780,082	24,927,836
Segment liabilities	(8,565,181)	(11,212,498)	(663,165)	(617,466)	-	-	(9,228,346)	(11,829,964)
Acquisitions of non-current segment assets	8,670	55,085	933,671	8,890,435	-	-	942,341	8,945,520
Tenements provided for or written off	-	(152,400)	-	-	-	-	-	(152,400)
Depreciation and amortisation	(31,796)	(46,082)	(2,492,523)	(75,397)	-	-	(2,524,319)	(121,479)
Non-cash (income) / expenses other than depreciation	282,102	1,809,378	(292,106)	174,063	-	-	(10,004)	1,983,441

NOTE 18 – STATEMENT OF OPERATIONS BY SEGMENT (CONTINUED)

Secondary Reporting – Business Segments

The consolidated group operates predominantly in one business segment being diamond production in Brazil and diamond exploration in Australia and Brazil. Reporting on business segments is similar to the main financial statements and is therefore not applicable to restate.

Accounting policies

Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income taxes.

NOTE 19 – FINANCIAL INSTRUMENTS

(a) Interest Rate Risk

The consolidated group's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

	Weighted Ave Effective Interest Rate		Floating Interest Rate $'000		Fixed Interest Rate $'000		Non-interest Bearing $'000		Total $'000	
	2007 %	2006 %	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $
Financial Assets										
Cash	4.51%	5.82	2,020	577	-	3,658	-	-	2,020	4,235
Receivables	-	-	-	-	-	-	35	6	35	6
Other	-	-	-	-	-	-	5,704	13	5,704	13
Total financial assets			2,020	577	-	3,658	5,739	19	7,759	4,254
Financial Liabilities										
Trade & other payables	-	-	-	-	-	-	668	749	668	749
Hire purchase/lease liability	-	6.57	-	-	28	178	-	-	28	178
Convertible notes	-	10.00	-	-	162	1,769	-	-	162	1,769
Shareholder loans	-	5.00	-	-	-	935	-	-	-	935
Debt facility loans	-	10.00	-	-	8,000	8,002	-	-	8,000	8,002
Total financial liabilities			-	-	8,190	10,884	668	749	8,858	11,633

(b) Net Fair Value

For unlisted investments where there is no organised financial market, the net fair value has been based on a reasonable estimation of the underlying net assets of the investment.

For other assets and other liabilities the net fair value approximates their carrying value, as disclosed in the Balance Sheet.

NOTE 19 – FINANCIAL INSTRUMENTS (CONTINUED)

(c) Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date of recognised financial assets is the carrying amount, net of any provisions for doubtful debts of those assets as disclosed in the Balance Sheet and notes to the financial statements.

NOTE 20 – EARNINGS PER SHARE

	CONSOLIDATED GROUP	
	2007	2006
	$	$
(a) Reconciliation of earnings to net profit or loss		
Net profit (loss)	**(8,848,387)**	(4,199,862)
Earnings in the calculation of basic EPS	**(8,848,387)**	(4,199,862)
Earnings used in the calculation of dilutive EPS	**(8,848,387)**	(4,199,862)
(b) Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	**92,836,531**	70,639,957
Weighted average number of options outstanding	**-**	7,148,508
Weighted average number of options outstanding		
Weighted average number of ordinary shares outstanding during the year used in calculation of dilutive EPS	**92,836,531**	77,788,465

Of the 14,867,778 options outstanding at 30 June 2007, 14,867,778 are not considered potential ordinary shares and are therefore not dilutive.

NOTE 21 – CAPITAL & LEASING COMMITMENTS	CONSOLIDATED GROUP		PARENT ENTITY	
	2007 $	2006 $	2007 $	2006 $
(a) Finance Lease Commitments				
Payable				
- not later than one year	**29,586**	165,362	**-**	40,439
- later than one year but not later than five years	**-**	30,184	**-**	-
Minimum lease payments	**29,586**	195,546	**-**	40,439
less: future finance charges	**(1,370)**	(17,171)	**-**	(574)
Present value of finance lease payments	**28,216**	178,375	**-**	39,865

In May 2003, Elkedra executed two hire purchase agreements for two field motor vehicles. Amounts payable for each contract over 49 months, including the deposit, term charges and residual payment, totaled $57,755.

During the 2006 financial year, Chapada Brasil Mineracao Limitada executed a further five lease agreements for the purchase of five motor vehicles, each contract being over 24 months.

Note: The hire purchase and lease agreements are secured over the motor vehicles.

(b) Operating Lease Commitments	2007 $	2006 $	2007 $	2006 $
Payable:				
- not later than one year	**58,194**	115,890	**32,044**	75,516
- later than one year but not later than five years	**-**	31,465	**-**	31,465
Total operating lease commitments	**58,194**	147,355	**32,044**	106,981

This relates to six property leases. One is in Australia for 2 years commencing from 1 December 2005 which has one 2 year option to renew. The remaining period of the existing lease as at 30 June 2006 was 5 months. The other four properties are in Brazil, one for the office and three for accommodation for employees. The office is for a term of 3 years commencing from 1 January 2005. The remaining period of the existing lease as at 30 June 2007 was 6 months. The three accommodation properties are all on a term of 1 year from various dates. The remaining period of the existing leases as at 30 June 2007 was 12 months, 1.50 months and 6.50 months respectively. The Australian lease contains an escalation clause which states that there is a fixed increase of 3% annually and there is also a market review at the end of the term.

NOTE 22 – CONTINGENT LIABILITIES AND COMMITMENTS

(a) Exploration Commitments

Ongoing annual exploration expenditure is required to maintain title to the consolidated group's mineral exploration tenements. No provision has been made in the financial statements for these amounts as the amounts are expected to be fulfilled in the normal course of the operations of the consolidated group.

The consolidated group has certain statutory obligations to perform minimum exploration work on its granted tenements.

	CONSOLIDATED GROUP		PARENT ENTITY	
	2007	2006	**2007**	2006
	$	$	**$**	$
These obligations which are not provided for in the financial statements and are payable:				
- not later than one year	**80,000**	108,000	**80,000**	108,000

The Statutory expenditure requirement may be renegotiated with the relevant state department of Minerals and Energy, and expenditure commitments may be varied between tenements, or reduced subject to reduction of exploration area and/or relinquishment of non-prospective tenements.

(b) Claims of Native Title – Australia

The Company is aware of Native Title claims, which cover certain of its tenements. At the present date no claims for Native Title have seriously affected exploration by the Company, however, there have been delays in the granting of new exploration tenements and consequently exploration of those tenements due to the Native Title process.

The Company is unable to give a definitive statement on the impact, if any, of Native Title claims on the company's future exploration and mining operations.

(c) Vaaldiam Merger Break Fee

Certain events, including

- Elkedra accepts an alternative bid for the Company; or
- The Elkedra directors withdraws their recommendations to shareholders to accept the Vaaldiam offer

may cause Elkedra to be liable to pay Vaaldiam a break fee equal to 1% of the enterprise value of Elkedra calculated by the Elkedra volume weighted average share price (VWAP) for the 20 trading days prior to the execution of the Merger Implementation Deed.

(d) Unfair Dismissal Claims

A number of claims by ex-employees of the Brazilian subsidiary for unfair dismissal have been made. Legal advice received by the Company states that these claims are unlikely to succeed and in any event if a claim were to be successful the amount payable would be immaterial.

	CONSOLIDATED GROUP		PARENT ENTITY	
NOTE 23 - CASH FLOW INFORMATION	**2007 $**	2006 $	**2007 $**	2006 $
Reconciliation of cash flow from operations with loss from ordinary activities after income tax				
Loss from ordinary activities after income tax	**(8,848,387)**	(4,199,862)	**(2,178,172)**	(3,013,539)
Non-cash flows in loss from ordinary activities				
Foreign currency translation (unrealised)	**(173)**	(45,014)	**246,021**	(101,907)
Depreciation	**2,524,319**	121,479	**31,796**	46,082
Write-off of capitalised exploration expenditure	**-**	152,400	**-**	152,400
Net gain on sale of property plant and equipment	**(29,850)**	(14,037)	**(34,144)**	(14,037)
Share options expensed	**70,714**	1,656,978	**70,714**	1,656,978
Share of associate net losses	**45,912**	-	**-**	-
Changes in assets and liabilities				
- (Increase) in other non current assets	**(1,021,828)**	(8,676,181)	**-**	-
- (Increase)/decrease in receivables	**(15,526)**	(12,766)	**(15,526)**	(12,766)
- (Increase)/decrease in interest receivable	**-**	-	**(1,151,646)**	(611,538)
- (Increase) in prepayments	**6,294**	(6,294)	**6,294**	(6,294)
- (Increase) in inventories	**(178,344)**	(52,183)	**-**	-
- Increase/(decrease) in trade creditors and accruals	**(38,797)**	408,788	**(73,365)**	330,144
- Increase/(decrease) in provisions	**173,127**	168,631	**52,833**	43,579
Cash flows from operations	**(7,312,539)**	(10,498,061)	**(3,045,195)**	(1,530,898)

NOTE 24 - RELATED PARTY TRANSACTIONS

Transactions between related parties are on usual commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

	2007 No.	2006 No.
(a) Directors' Share Transactions: Directors and director related entities hold directly, indirectly or beneficially as at the reporting date the following equity interests in the Company		
Ordinary Shares	**9,501,795**	9,501,795
Options	**3,681,290**	5,021,680

	CONSOLIDATED GROUP		PARENT ENTITY	
	2007 $	2006 $	**2007 $**	2006 $
(b) Related Party Transactions				
Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated				
Transactions with related parties				
(i) Other Related Parties Administration service fee and cost recoveries paid to Metex Resources Ltd of which Mr Cozijn is a director, pursuant to a cost sharing agreement	-	8,207	-	8,207
Administration service fee charged to Uramet Minerals Limited of which Mr Randazzo and Mr Best are directors and Uramet Minerals Limited is an associate of the group.	**53,270**	-	**53,270**	-
As at year end, current loans and receivables outstanding from Uramet Minerals Limited, amounted to:	**34,901**	-	**34,901**	-
Gain on sale of equipment sold to Uramet Minerals Limited:	**34,633**	-	**34,633**	-

	CONSOLIDATED GROUP		PARENT ENTITY	
NOTE 24 - RELATED PARTY TRANSACTIONS (CONTINUED)	**2007 $**	2006 $	**2007 $**	2006 $
(ii) Director Related Entities				
Samcor Investments, a company controlled by Mr S. Randazzo has provided unsecured current shareholder loans at 5%pa (Note 14) totalling:	-	340,931	-	340,931
Interest expensed on the loan was:	4,262	17,047	4,262	17,047
Samcor Investments, a company controlled by Mr S. Randazzo has provided an unsecured short term loan of $500,000 at 10% pa (Note 14):	-	-	-	-
Interest expensed on the loan was:	8,696	-	8,696	-
Best Nominees Pty Ltd, a company controlled by Mr D. Best has provided unsecured current shareholder loans at 5% pa (Note 14) totalling:	-	144,639	-	144,639
Interest expensed on the loan was:	1,808	7,231	1,808	7,231
Devmin Pty Ltd, a company of which Mr D. Best and Mr S. Randazzo are directors, has provided consulting services to Elkedra Diamonds NL				
- Geological services of Australian tenements (1)	3,368	5,550	3,368	5,550
- Project development and mining engineering services (1)	53,980	84,616	53,980	84,616
- Accounts payable (current) outstanding at year end	-	4,125	-	4,125

Note (1): Neither Mr Best or Mr Randazzo received any financial rewards or remuneration from income earned by Devmin Pty Ltd through services provided to the consolidated group during the year.

NOTE 25 – SHARE-BASED PAYMENTS

The following share-based payment arrangements existed at 30 June 2007:

As approved at the Annual General Meeting on 9 November 2006, 200,000 were granted to directors and 250,000 options were granted to employees. The options were granted with an exercise price of $0.65 and are exercisable on or before 31 December 2009. Of the 250,000 options granted to employees, 50% vest 4 December 2007 and the remaining 50% vest 4 December 2008 subject to continuous employment.

The options hold no voting or dividend rights and are not transferable. At balance date, no options have been exercised and 400,000 have yet to vest.

NOTE 25 – SHARE-BASED PAYMENTS (CONTINUED)

	Consolidated Group				Parent Entity			
	2007		2006		2007		2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at the beginning of the year	8,850,000	-	-	-	8,850,000	-	-	-
Granted	450,000	0.65	8,850,000	0.53	450,000	0.65	8,850,000	0.53
Forfeited	-	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at year end	9,300,000	0.53	8,850,000	0.53	9,300,000	0.53	8,850,000	0.53
Exercisable at year end	8,900,000	0.53	8,700,000	0.53	8,900,000	0.53	8,700,000	0.53

Note: The holder is able to convert each option into 1 ordinary fully paid share in Elkedra Diamonds NL

All of the options outstanding at 30 June 2007 had a weighted average exercise price of $0.53.

The weighted average fair value of the options granted during the year was $0.51.

The value was calculated by using a Black Scholes option pricing model applying the following inputs:

Weighted average exercise price	$0.65
Weighted average life of the option	3.08 years
Underlying share price	$0.53
Expected share price volatility	50%
Risk free interest rate	5.25%

Historical volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future tender, which may not eventuate.

The life of the options is based on the weighted average life of the current options outstanding at 30 June 2007.

Total equity-settled share-based expenditure for the year of $70,714 has been included in the income statement:

	2007 $	2006 $
- Share based payment	70,714	1,656,978

NOTE 26 – CONTROLLED ENTITIES

Controlled entities and their contribution to consolidated profit:

	Country of Incorporation	Percentage Owned 2007 %	Percentage Owned 2006 %
Parent Entity:			
- Elkedra Diamonds NL	Australia	-	-
Subsidiaries of Elkedra Diamonds NL:			
- Chapada Diamonds Ltd	United Kingdom	100	100
- Chapada Brasil Mineracao Limitada	Brazil	100	100
- Uramet Resources Limited	Australia	100	-

NOTE 27 – INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	Note	CONSOLIDATED GROUP 2007 $	CONSOLIDATED GROUP 2006 $	PARENT ENTITY 2007 $	PARENT ENTITY 2006 $
Associated companies	28a	5,704,088	-	-	-

NOTE 28 – ASSOCIATED COMPANIES

Interests are held in the following associated companies

	Principal Activities	Country of Incorporation	Shares	Country of Incorporation	Ownership Interest 2007 %	Ownership Interest 2006 %	Carry amount of Investment 2007 $	Carry amount of Investment 2006 $
Listed:								
- Uramet Minerals Limited	Exploration	Australia	Ord	Australia	38	-	5,704,088	-
							5,704,088	

00135

NOTE 28 – ASSOCIATED COMPANIES (CONTINUED)

	CONSOLIDATED GROUP		PARENT ENTITY	
	2007 $	2006 $	2007 $	2006 $
(a) Movements during the year in equity accounted investment in associated companies				
Balance at the beginning of the financial year	-	-	-	-
Add:				
New investments during the year	250	-	-	-
Market value revaluation	5,749,750			
Less:				
Share of associated company's loss after income tax	(45,912)	-	-	-
Balance at the end of the financial year	5,704,088	-	-	-
(b) Equity accounted profits of associates are broken down as follows				
Share of associated company's loss before income tax	(45,912)	-	-	-
Share of associated company's income tax expense	-	-	-	-
Share of associated company's loss after income tax	(45,912)	-	-	-
(c) Summarised presentation of aggregate assets, liabilities and performance of associates				
Current assets	6,486,076	-	-	-
Non-current assets	223,443	-	-	-
Total assets	6,709,519	-	-	-
Current liabilities	170,675	-	-	-
Non-current liabilities	-	-	-	-
Total liabilities	170,675	-	-	-
Net assets	6,538,844	-	-	-
Revenues	35,521	-	-	-
Loss after income tax of associates	(172,647)	-	-	-
(d) Ownership interest in Uramet Minerals Limited at that company's balance date was 38.46% of ordinary shares. The reporting date of Uramet Minerals Limited is 30 June 2007. This reporting date coincides with the entity's holding company.				
(e) Market value of listed investment in associate	5,750,000	-	-	-

NOTE 29 – PRIOR PERIOD RESTATEMENTS

During the current reporting period it has been discovered that 2 errors were made during the 2006 financial year.

On consolidation of the consolidated group the foreign currency translation effect on intercompany loans ($230,956) was presented in the income statement. Under AASB 121: The Effects of Changes in Foreign Exchange Rates these translations should have been presented in equity.

During the 2006 financial year interest expense ($417,677) incurred on the debt facility loan was expensed where under AASB 123: Borrowing Costs the interest should have been capitalised as a borrowing cost.

The adjustments are as follows:

	Previously Stated 2006	Adjustment 2006	Restated 2006
Consolidated Group			
Balance Sheet			
Property plant and equipment	20,196,813	417,677	20,614,490
Reserves	(1,931,809)	(230,956)	(2,162,765)
Accumulated losses	(12,253,943)	186,722	(12,067,221)
Income Statement			
Finance costs	(693,839)	417,677	(276,162)
Foreign exchange translations	275,970	(230,956)	45,014
Earnings per share	(6.21)	-	(5.94)
Parent Entity			
Balance Sheet			
Loans to controlled entities	13,805,237	417,677	14,222,914
Accumulated losses	(11,147,132)	417,677	(10,729,455)
Income Statement			
Finance costs	(661,549)	417,677	(243,872)

NOTE 30 – EVENTS SUBSEQUENT TO BALANCE DATE

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated group, the results of those operations, or the state of the affairs of the consolidated group in subsequent financial years other than:

On 4 July 2007 the Company executed a Merger Acquisition Agreement with Canadian listed diamond group Vaaldiam Resources Ltd to acquire all of the outstanding shares of the Company in exchange for Vaaldiam common shares by way of a scheme of arrangement. The proposed terms are 0.52 Vaaldiam shares for each Elkedra share.

The Directors of Elkedra Diamonds NL have unanimously agreed to recommend the Vaaldiam offer to Elkedra Diamonds NL shareholders, subject to no competing and more favourable bid being received.

Since the financial year ended 30 June 2007, 1,528,907 12 pence warrants have been exercised.

The financial effects of these transactions have not been brought to account at balance date.

NOTE 31 – AUDITORS REMUNERATION	CONSOLIDATED GROUP		PARENT ENTITY	
	2007 **$**	2006 $	**2007** **$**	2006 $
Remuneration of the auditor of the parent entity for:				
- auditing or reviewing the financial report	**38,281**	22,150	**38,281**	22,150
- taxation and other services	**550**	-	**550**	-

NOTE 32 – COMPANY DETAILS

The registered office of the company is:

Level 1
130 Hay Street
Subiaco WA 6008
AUSTRALIA

NOTE 33 – CONVERSION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) TO CANADIAN GAAP (CGAAP)

CONSOLIDATED STATEMENT OF LOSS AND DEFICITS
FOR THE YEAR ENDING 30 JUNE 2006

		CONSOLIDATED GROUP		
	Notes	AIFRS 2006 C$	Adjustments	CGAAP 2006 C$
Investment and other income		393,621		393,621
Depreciation and depletion		(105,617)		(105,617)
General and administrative		(1,860,436)		(1,860,436)
Exploration expenditure		(374,098)		(374,098)
Interest and financing		(240,102)		(240,102)
Stock based compensation		(1,371,469)		(1,371,469)
Foreign exchange gain		39,136		39,136
Net Loss before the following		(3,518,965)		(3,518,965)
Write-off of exploration properties		(132,500)		(132,500)
Share of net losses of associate		-		-
Loss before income tax expense		(3,651,465)		(3,651,465)
Income tax expense		-		-
Net loss		(3,651,465)		(3,651,465)
Deficit, beginning of year		(9,989,389)		(9,989,389)
Deficit, end of year		(13,640,854)		(13,640,854)
Basic and loss per share – cents per share		(4.69)		(4.69)

NOTE 33 – CONVERSION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) TO CANADIAN GAAP (CGAAP) (Continued)

CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2006

	Notes	CONSOLIDATED GROUP		
		AIFRS At 30 June 2006 C$	Adjustments	CGAAP At 30 June 2006 C$
Current Assets				
Cash and cash equivalents		3,505,393		3,505,393
Sundry receivables and prepayments		10,258		10,258
Inventory		43,189		43,189
Investments		-		-
Total Current Assets		3,558,840		3,558,840
Non-Current Assets				
Sundry receivables and prepayments		11,174		11,174
Property, plant and equipment	1	17,061,933	(7,556,376)	9,505,557
Assets under construction		-		-
Mineral properties	1	-	7,556,376	7,556,376
Total Non-Current Assets		17,073,107		17,073,107
TOTAL ASSETS		20,631,947		20,631,947
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities		784,515		784,515
Short-term debt		2,361,594		2,361,594
Total Current Liabilities		3,146,109		3,146,109
Non-Current Liabilities				
Long-term debt		6,645,162		6,645,162
Total Non-Current Liabilities		6,645,162		6,645,162
TOTAL LIABILITIES		9,791,271		9,791,271
NET ASSETS		10,840,676		10,840,676
SHAREHOLDERS' EQUITY				
Common shares	2	19,038,268	1,385,766	20,424,034
Comprehensive income - Foreign currency translations		1,427,901		1,427,901
Stock options	2	4,015,361	(1,385,766)	2,629,595
Deficit		(13,640,854)		(13,640,854)
TOTAL SHAREHOLDERS' EQUITY		10,840,676		10,840,676

NOTE 33 – CONVERSION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) TO CANADIAN GAAP (CGAAP) (Continued)

Notes to the reconciliations for the year ending 30 June 2006

(1) Under AIFRS the costs relating to mine development is treated under AASB 116 *Property, Plant and Equipment* and as result the capitalised development expenditure has been included under property, plant and equipment on the balance sheet. Under CGAAP, exploration and development costs of mineral properties can be deferred until the mine is in full commercial production, whereby such costs will be amortised over the life of a mine. For the balance sheet at 30 June 2006 an adjustment has been to transfer costs included in property, plant and equipment to mineral properties. At 30 June 2006 the construction of the Chapada Diamond Project process plant had been completed with continuous (24/7) plant operations commencing in late June 2006 and subsequently no transfer was required to assets under construction.

(2) During the year ending 30 June 2006, a total of 14,819,828 unlisted options/warrants were exercised. These options/warrants were never expensed under AIFRS, but were adjusted when converting the accounts to CGAAP for the year ending 30 June 2005. As a result of expensing them under CGAAP, a subsequent transfer to issued capital is required at the time they exercised.

(3) The presentation currency of the original report is Australian Dollars. For the purposes of the reconciliation to CGAAP, we have converted the financial statements into Canadian Dollars at the following rates:

- Balance sheet rate of 1AUD = 0.827667CAD
- Income statement used an average rate of 1 AUD = 0.869425CAD

Supplementary notes to the conversion of AIFRS to CGAAP

The following notes are additional disclosures required by CGAAP.

(a) Development Stage Entity
During the year ended 30 June 2006, the Company was a development stage company.

(b) Exploration and Development Expenditure
At 30 June 2006, there was no capitalised exploration expenditure. The balance of capitalised exploration was written off during the year.

(c) Loss per Share
Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate diluted loss per share. Diluted loss per share is similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants, with average market prices for the year greater than their exercise prices, were exercised and the proceeds used to repurchase common shares. The diluted loss per share calculation excludes any potential conversion of options and warrants that would decrease the loss per share.

(d) Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, particularly mineral properties, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 33 – CONVERSION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) TO CANADIAN GAAP (CGAAP) (Continued)

**CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICITS
FOR THE YEAR ENDING 30 JUNE 2007**

		CONSOLIDATED GROUP		
	Notes	AIFRS 2007 C$	Adjustments	CGAAP 2007 C$
Sales		9,248,179		9,248,179
Cost of sales		(11,588,451)		(11,588,451)
Mine operation deficits		(2,340,272)		(2,340,272)
Other Income (Expenses)				
Investment and other income		215,456		215,456
Depreciation and depletion		(266,491)		(266,491)
General and administrative		(4,242,313)		(4,242,313)
Exploration expenditure		(229,671)		(229,671)
Interest and financing		(911,282)		(911,282)
Stock based compensation		(62,961)		(62,961)
Foreign exchange gain		154		154
Net Loss before the following		(7,837,380)		(7,837,380)
Write-off of exploration properties		-		-
Share of net losses of associate		(40,878)		(40,878)
Loss before income tax expense		(7,878,258)		(7,878,258)
Income tax expense		-		-
Net loss		(7,878,258)		(7,878,258)
Deficit, beginning of year		(13,640,854)		(13,640,854)
Deficit, end of year		(21,519,112)		(21,519,112)
Basic and loss per share – cents per share		(8.49)		(8.49)

NOTE 33 – CONVERSION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) TO CANADIAN GAAP (CGAAP) (Continued)

CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2007

	Notes	CONSOLIDATED GROUP		
		AIFRS At 30 June 2007 C$	Adjustments	CGAAP At 30 June 2007 C$
Current Assets				
Cash and cash equivalents		1,823,621		1,823,621
Sundry receivables and prepayments		31,923		31,923
Inventory		208,150		208,150
Investments		5,150,398		5,150,398
Total Current Assets		7,214,092		7,214,092
Non-Current Assets				
Sundry receivables and prepayments		14,447		14,447
Property, plant and equipment	1	16,912,568	(7,282,060)	9,630,508
Assets under construction				
Mineral properties	1	39,460	7,282,060	7,321,520
Total Non-Current Assets		16,966,475	-	16,966,475
TOTAL ASSETS		24,180,567		24,180,567
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities		937,361		937,361
Short-term debt		2,880,544		2,880,544
Total Current Liabilities		3,817,905		3,817,905
Non-Current Liabilities				
Long-term debt		4,514,655		4,514,655
Total Non-Current Liabilities		4,514,655		4,514,655
TOTAL LIABILITIES		8,332,560		8,332,560
NET ASSETS		15,848,007		15,848,007
SHAREHOLDERS' EQUITY				
Common shares	2	29,102,382	666,804	29,769,186
Comprehensive income - Foreign currency translations		254,953		254,953
Comprehensive income - Financial assets reserve		5,191,628		5,191,628
Stock options	2	2,818,156	(666,804)	2,151,352
Deficit		(21,519,112)		(21,519,112)
TOTAL SHAREHOLDERS' EQUITY		15,848,007		15,848,007

NOTE 33 – CONVERSION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) TO CANADIAN GAAP (CGAAP) (Continued)

Notes to the reconciliations for the year ending 30 June 2007

(1) Under AIFRS, the costs relating to mine development is treated under AASB 116 Property, Plant and Equipment and as result the capitalised development expenditure has been included under property, plant and equipment on the balance sheet. Under CGAAP, exploration and development costs of mineral properties can be deferred until the mine is in full commercial production, whereby such costs will be amortised over the life of a mine. For the balance sheet at 30 June 2006 an adjustment has been to transfer costs included in property, plant and equipment to mineral properties. At 30 June 2006 the construction of the Chapada Diamond Project process plant had been completed with continuous (24/7) plant operations commencing in late June 2006 and subsequently no transfer was required to assets under construction.

(2) During the year ending 30 June 2007, a total of 5,932,975 unlisted options/warrants were exercised. These options/warrants were never expensed under AIFRS, but were adjusted when converting the accounts to CGAAP for the year ending 30 June 2005. As a result of expensing them under CGAAP, a subsequent transfer to issued capital is required at the time they exercised.

(3) The presentation currency of the original report is Australian Dollars. For the purposes of the reconciliation to CGAAP, we have converted the financial statements into Canadian Dollars at the following rates:

- Balance sheet rate of 1AUD = 0.902931CAD
- Income statement used an average rate of 1 AUD = 0.890361CAD

Supplementary notes to the conversion of AIFRS to CGAAP

The following notes are additional disclosures required by CGAAP.

(a) Exploration and Development Expenditure
At 30 June 2007, total of $39,460 exploration expenditure had been capitalised. This expenditure related to the exploration of Brazilian tenements.

(b) Loss per Share
Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate diluted loss per share. Diluted loss per share is similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants, with average market prices for the year greater than their exercise prices, were exercised and the proceeds used to repurchase common shares. The diluted loss per share calculation excludes any potential conversion of options and warrants that would decrease the loss per share.

(c) Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, particularly mineral properties, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

DIRECTORS' DECLARATION

The directors of the Company declare that:

1. The financial statements and notes, as set out on pages 25 to 57, are in accordance with the Corporations Act 2001:

   (a) comply with Accounting Standards and the Corporations Regulations 2001; and

   (b) give a true and fair view of the financial position as at 30 June 2007 and of the performance for the year ended on that date of the company and consolidated group.

2. The Chief Executive Officer and Chief Finance Officer have each declared that:

   (a) The financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

   (b) The financial statements and notes for the financial year comply with the Accounting Standards; and

   (c) The financial statements and notes for the financial year give a true and fair view.

3. In the director's opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the directors by:

D. Best
Chairman

S. Randazzo
Director

Subiaco, Western Australia

30 August 2007


WHK Horwath

INDEPENDENT AUDIT REPORT TO MEMBERS OF ELKEDRA DIAMONDS NL

We have audited the accompanying financial report of Elkedra Diamonds NL (the company) and Elkedra Diamonds NL and Controlled Entities (the consolidated entity), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

As permitted by the Corporations Regulations 2001, the company has disclosed information about the remuneration of directors and executives (remuneration disclosures), required by Accounting Standard AASB 124: Related Party Disclosures, under the heading 'Remuneration Report' in pages 20 to 21 of the directors' report and not in the financial report.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note1, the directors also state, in accordance with Accounting Standard AASB 101: Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards (IFRS) ensures that the financial report, comprising the financial statements and notes, complies with IFRS.

The directors also are responsible for preparation and presentation of the remuneration disclosures contained in the directors' report in accordance with the Corporations Regulations 2001.

Audit Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures in the directors' report comply with Accounting Standard AASB 124.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Total Financial Solutions

Member Horwath International
WHK Horwath Perth Audit Partnership ABN 96 844 819 235
Level 6, 256 St Georges Terrace Perth WA 6000 Australia
GPO Box P1213 Perth WA 6844 Australia
Telephone +61 8 9481 1448 Facsimile +61 8 9481 0152
Email perth@whkhorwath.com.au www.whkhorwath.com.au
A WHK Group firm


Horwath

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, provided to the directors of Elkedra Diamonds NL on 30 August 2007, would be in the same terms if provided to the directors as at the date of this auditor's report.

Auditor's Opinion

In our opinion, the financial report of Elkedra Diamonds NL is in accordance with the Corporations Act 2001 including:

(a) (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30th June 2007 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) the remuneration disclosures that are contained in pages 20 to 21 of the directors' report comply with Accounting Standard AASB 124.

(c) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

WHK HORWATH PERTH AUDIT PARTNERSHIP

CYRUS PATELL
Principal

Perth, WA

Dated this 30th day of August 2007

Annex E (Summary of Technical Report on Duas Barras Project)

Property Location and Mineral Title

The Duas Barras Property ("the Property") is located in Minas Gerais State, Brazil, approximately 250 km north of Belo Horizonte, the State capital. It is easily accessible by asphalt highways from the major air-service cities. A well maintained dirt road connects the highway to the Property on the left bank of the Jequitinhonha River which flows north through rolling hills. The River has hosted alluvial mining operations on all scales since the 18th Century for the recovery of gold and diamonds. The latter were released from an intermediate source to the south, the Sopa Conglomerate, a unit of the Espinhaço Supergroup.

In February 2007 Vaaldiam, operating through a Brazilian subsidiary, was granted the two main permits necessary to operate an open-pit mine on the Property: the *Decreto de Lavra* (Mining Permit) granted by the DNPM, the Federal National Department of Mineral Production; and the Temporary Operating Licence granted by FEAM, the State environmental agency. The final *Licença de Operação* (Operating Licence) is expected to be granted in April 2007. Vaaldiam has complied with all rules and regulations established by the Federal and State mining and environmental agencies.

Exploration by Vaaldiam within the Property

During 2005 and 2006, Vaaldiam completed two systematic drilling programs, using both percussion and rotary drills, to confirm the presence of diamondiferous gravels and to determine their areal extent and variable thickness. Concurrently, bulk sampling was undertaken to provide an estimate of the diamond and gold grades of the gravels.

Drilling

In May 2005 Vaaldiam initiated its self-managed percussion program using a companyowned Banka drill. By March 2006, a total of 63 drill holes, involving 1,092 m of penetration, had been completed on a largely 100 x 100m regular, grid spacing with some infilling at 50 m spacing. Each drill hole provided the bedrock elevation and, from the evidence of the cuttings, the thickness of gravels categorized by colour.

In February 2006, the rotary drilling program was added to the exploration program and was carried out by Geoaktivan, a Belo Horizonte based drilling company, using a faster, Maquesonda, mechanical rotary drill. This second program served to accelerate the exploration by quickly, and almost completely, infilling the existing grid. By June 2006, an additional 107 drill holes, producing 2,269 m of core, had been completed at 50 x 50m to delineate a gravel deposit with an areal extent of approximately 1,400 m by 250 m and an average thickness of 7 m.

The results at 50 m spacing demonstrated physical continuity of the gravels and yielded an estimated gravel volume for the northern arm of the Property. In the southern arm 14 drill holes, on a 100 x 100m grid, revealed the presence of additional gravels over an area approximately 250 m by 250 m. To date, 198 holes have been drilled, with the computerized logs available for all 3,837 m penetrated. Of these some Banka holes had been drilled for the purpose of the estimating the gold grade and its variability.

Bulk Sampling

Between March 2005 and July 2006, Vaaldiam collected two bulk samples from Pit 1 and Pit 2. Excavation was by means of shovel and truck or gravel pump, as necessary. Each sample was collected and processed in the form of several sub-samples. The objective was to quantify the diamond grade and its variation within four identified stratigraphic gravel units (upper, intermediate, transitional, and basal) of differing thickness and degree of representation within the total gravel horizon.

All the samples were fed to a dedicated treatment plant incorporating jigs, grease tables and a sluice box to recover both diamonds and gold. The composite bulk sample recovered from Pit 1 yielded 98.02 carats, represented by 436 diamonds, from a total of 1,886 m3. That from Pit 2 produced 61.22 carats, in the form of 179 diamonds, from 721 m3.

Diamond Grade and Valuation

The overall grade was estimated from the results achieved for the transitional and basal units in Pit 1. The intermediate and upper gravels were excluded because their apparent low grades, possibly a result of dilution by slumped overlying sediments, implied that they are not potentially payable. The average ratio of the basal unit's thickness to that of the transitional unit in Pit 1 was 6:4. This ratio was applied to the constituent sample grades by assigning 6 parts at 0.22 cts/m3 and 4 parts at 0.07 cts/m3 to give a weighted average of 0.16 cts/m3.

A diamond parcel of 169.15 carats, all derived from the bulk sampling, with a lower cutoff size of 2 mm, was evaluated by CIDAMA, a local, independent, diamond evaluation and marketing company. The average size and value were 0.23 ct/stone and

US$ 197/ct. The largest stone, a 4.66 ct white dodecahedron, was alone valued at US$ 1395/ct. The parcel contained, in addition, 24 diamonds, totaling 33.23 cts within a 1.0 to 4.0 ct/stone range, were allocated an average value of US$ 354/ct.

Gold Valuation

The fine fraction from each of seven sub-samples from Pit 1 was processed through a closed circuit Pleitz jig and gold sluice to recover the contained free gold. Nomos Laboratório in Rio de Janeiro processed a resulting enriched concentrate to recover 297.90 g of gold. By the some methodology as applied to the diamond grade estimation the gold grade was shown to be 0.180 mg fine gold/m3.

Mineral Resource Estimation

Vaaldiam successfully conducted the exploration drilling and bulk sampling programs with the objective of estimating a Mineral Resource for the Property. Each drill hole that intersected gravels was allocated an area of influence to which a corresponding gravel thickness was assigned, to produce a gravel volume, and the results were formatted as a data bank. Individual such volumes were categorized as either Indicated or Inferred and the summation of each classification provided a 43-101 compliant Indicated Mineral Resource and a compliant Inferred Mineral Resource. No measured Resource was estimated because grade continuity had not been proven. The resource figures are detailed in the following table.

Mineral Resource	Volume (m^3)	Diamond Grade (cts/m^3)	Diaomnd Content (carats)	Fine Gold Grade (mg/m^3)	Fine Gold Content (kg)
Indicated	1,843,000	0.16	295,000	182	335
Inferred	856,000	0.16	137,000	182	156
Total	2,699,000	0.16	432,000	182	491

In July 2006, Vaaldiam decided to advance the project to full production by the end of the first quarter of 2007. Two months later construction was begun of an 80 m3/hr jig plant capable of treating 240,000 m3/year for both diamond and gold recovery from the Resources identified on the Property.

Annex F (Summary of Technical Report on Chapada Diamond Mine)

EXECUTIVE SUMMARY

INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Vaaldiam Resources Ltd. (Vaaldiam), to prepare a National Instrument 43-101 Technical Report (the Report) on Elkedra Diamond NL's Chapada Diamond Mine (Chapada). The mine is 80 km northeast of the city of Cuiaba in Mato Grosso State, Brazil. The purpose of the Report is to disclose technical information on a material property upon the completion of the Vaaldiam acquisition of Elkedra Diamond NL (Elkedra). Elkedra owns 100% of the project through its wholly owned UK subsidiary Chapada Diamonds Limited and Chapada's wholly owned Brazilian subsidiary Chapada Brasil Mineracao Ltda (CBM).

CONCLUSIONS

Scott Wilson RPA has reviewed the available mineral resource, mining and processing aspects and concludes that the technical work on the project is generally competent. The main risk in the mineral resource for the project is the grade estimate. Tonnages of diamondiferous gravel can be fairly accurately estimated, but the number of diamonds produced is problematic. A revised grade of 0.05 ct/bcm has been developed using past sampling results and applying conservative factors. However, after processing over 700,000 bcm of gravel since production began in 2006, the reported average grade is 0.035 ct/bcm. This lower grade may result from additional dilution during mining or may represent the true grade of the deposit, or some combination of the two. If it can be shown that excess dilution is the problem, then correction of this problem represents a significant opportunity for CBM.

CBM holds 269 km^2 of exploration licences covering favourable river terraces in areas surrounding the current operations. Only a rudimentary exploration program is currently underway on the Casca Licence. This program consists of hand pitting only to ascertain the presence of gravels. It is Scott Wilson RPA's opinion that full scale exploration including drilling and bulk sampling should be started as soon as possible in order to satisfy licence commitments and to evaluate the potential for additional resources and potential mining.

Scott Wilson RPA concurs with the indicated mineral resource classification at Quilombo and Pega Lagoinha, although it is our belief that closer-spaced infill drilling (50 m) would significantly strengthen the reliability for the purposes of classifications and mine planning.

In the opinion of Scott Wilson RPA the block model serves the purposes of the mining operation in predicting and reconciling the volumes of gravel planned to be mined. The model could be improved by using the mined grade rather than the sampling grade.

There are no mineral reserves reported on the Chapada property at this time. Although a diamond mine and processing plant are operating on the property, economic viability has not yet been demonstrated.

The mining plan is based on using a mining contractor to carry out all mining activities. Analyses are being carried out to evaluate owner operated mining alternatives, and preliminary economic results indicate that owner operated mining offers the best project returns. Scott Wilson RPA's opinion is that a mining study should be completed and implemented if significant savings are forecast.

The current mine plan extends only to January 2008. Long term plans are necessary to allow optimization of reserve extraction and to forecast capital and development needs. At the forecast operating rate, the resources at Chapada will be depleted in less than five years (not including extensions). Scott Wilson RPA is of the opinion that a detailed life of mine plan should be completed as soon as possible.

Operating costs in June and July 2007 have averaged US$2.16 per bcm mined. Scott Wilson RPA estimates that further savings may be realized by cutting overhead costs given the small scale of operation and the relatively short operating life of the project.

The process plant appears to be functioning well. Originally designed to process 82.5 bcm per hour, the process rate has been increased to 115 bcm per hour through improvements in the scrubbing and screening area and the magnetic separation area.

The operation has all the environmental approvals required by law and is complying with all environmental requirements. No non-compliance orders have been received.

RECOMMENDATIONS

Based on two site visits to the Chapada alluvial diamond operation and a review of documents made available by Vaaldiam, Scott Wilson RPA recommends that:

- Full scale exploration including drilling and bulk sampling start as soon as possible in order to satisfy licence commitments and to identify the next mining centre.

- A program of grade control be developed and implemented as soon as possible to minimize dilution.

- Further tests are completed on the plant rejects on a regular basis.
- The owner operated mining study be completed and implemented if significant savings are forecast.
- A detailed life-of-mine plan is completed as soon as possible.

PROPOSED EXPLORATION PROGRAM AND BUDGET

Vaaldiam has proposed further exploration drilling and bulk sampling campaigns on the Chapada Mine area and Exploration Concessions. The purpose of this work will be to develop extensions to the existing mineral resources to extend the mine life of the current operations and to test the Exploration Concessions for additional mineral resources. Scott Wilson RPA concurs with the proposed exploration program. Table 1-1 lists details of the proposed program.

TABLE 1-1 EXPLORATION PROGRAM

Vaaldiam Resources – Chapada Diamond Project

Details	Cost (US$)
Mine Area	
Work Force (1 geologist, 1 driller and 4 helpers)	15,000
Food, Accommodation, Travel	6,000
Equipment Rentals	12,000
Consumables	7,000
Contingency @ 5%	2,000
Sub-total	**42,000**
Peba Lagoinha Area	
Work Force (1 geologist, 1 team leader, 1 driller and 8 helpers)	40,000
Food, Accommodation, Travel	10,000
Equipment Rentals	35,000
Processing Costs	100,000
Consumables	15,000
Contingency @ 5%	10,000
Sub-total	**210,000**
Exploration Concessions	
Work Force (1 geologist, 1 team leader, 1 driller and 5 helpers)	100,000
Food, Accommodation, Travel	50,000
Remote Sensing Costs	60,000
Ground Geophysics	40,000
Equipment Rentals	200,000
Processing Costs	200,000
Consumables	50,000
Contingency @ 10%	70,000
Sub-total	**770,000**
Grand Total	**1,022,000**

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Chapada Project is located in Mato Grosso State, Brazil, 80 km northeast of the city of Cuiaba. The Quilombo mining tenements are 28 km by gravel road north-northeast of the town of Chapada dos Guimarães. The properties are 100% owned by Chapada Brasil Mineracao Ltda (CBM) (a subsidiary of Elkedra Diamond NL) and the diamondiferous gravels are located within the property boundaries.

LAND TENURE

The Chapada tenements cover an area of around 284 km^2. The current defined mineral resource is contained on the Quilombo North and Quilombo South tenements, which have been amalgamated into one mining concession, and Peba Lagoinha, for which a mining installation licence was granted in June 2007. These three areas together cover some 15 km^2. The project holds a further six exploration licences covering some 269 km^2. The six exploration licences are in their final year and expire on various dates in 2008. A further three-year extension may be applied for and is normally granted automatically. All the concessions and licences are maintained in good order by CBM.

The surface rights and access to the Quilombo and Peba Lagoinha properties are controlled through ownership and by agreement with the local landowner. Land ownership over the Quilombo deposit is registered to CBM, having purchased the farm from ASD Empreendimentos Participacoes Ltda, a company largely controlled by Rio Quilombo Mineração Ltda, a subsidiary of American Mineral Fields Inc. (AMF). To allow further exploration and mining of the Peba Lagoinha deposit, an access agreement between CBM and the local landowner was secured on 17 May 2001.

SITE INFRASTRUCTURE

A 41,000 volt power line currently extends to the nearby village of Cachoerinha Rica, 2 km from the project site, and is well placed to fulfill electricity needs for any future developments at Chapada.

Local rivers flow throughout the year and would provide ample water for all production treatment and domestic requirements. There is also a 16-km-long canal constructed to deliver water to the highest part of the project area.

Labour is available from several sources: the local village (ex-garimpeiros), skilled labour from Chapada, and professionals from Cuiaba. Infrastructure at the mine site includes haul roads to the various pitting areas, mine offices and cafeteria, a modern processing plant including a washing plant, dense media separation, magnetic separation and X-ray sorting units, water treatment ponds, plus equipment maintenance and security facilities.

HISTORY

The discovery of diamonds in Mato Grosso dates back to 1719, but it was not until the 1940s that the potential in the Quilombo region within the Chapada project area was identified. Garimpeiro activity became intense. Up to the 1960s when high limonite levels within the gravel, and increasing overburden depth eventually proved an obstacle to effective diamond recovery, more than two million cubic metres of terrace material were estimated to have been mined from the Peba Lagoinha area.

Rio Tinto Zinc Corporation (RTZ) conducted the first phase of systematic exploration in the area from 1981 to 1983 conducting drilling at 100-metre centres as a precursor to bulk sampling. After delineating approximately 2 million cubic metres of gravel, RTZ progressed to bulk sampling for grade and resource estimates, and extended exploration south to Peba Lagoinha. As many as 121 drill holes and 152 pits were completed over a distance of 5.6 km along the Lagoinha River doubling the gravel volume then available.

In Phase 2 (1985), RTZ processed bulk samples from seven pits using the same processing plant that was used in Phase 1. RTZ's bulk testing (6,778 bcm) at Quilombo returned an overall grade of 0.047 ct/bcm and diamond prices in 1986 were in the range of US$172 per carat. RTZ recognized the underestimation of grade from diamond losses during sample treatment and assigned an in-situ grade of 0.08 ct/bcm to their resource estimations to counterbalance suspected theft and poor plant recovery.

Cue Petroleum NL (Cue) acquired the project in 1988. From 1988 to 1990 Cue excavated 12,318 m^3. Although sample location appears to have been influenced by the better grade areas demarcated from previous evaluation, the overall grade dropped by half to 0.025 ct/bcm. Reports subsequently revealed poor treatment practices, including overloading of the plant that would have likely led to diamond losses. In 1990 Cue went into bankruptcy and the Quilombo property was sold to a local syndicate known as Haynes.

The final stage of bulk sampling (Phase 4) between 1993 and 1995 used traditional garimpeiro methods to sample and treat material. The sampling site was selected on the basis of its proximity to water, and to facilitate sluicing of overburden, rather than for any geological reason. A final grade of 0.074 ct/bcm was achieved from 1,913 bcm treated using these far from ideal garimpeiro methods. The overall results confirmed previous diamond valuations and offered further evidence of grade continuity across the deposit.

In late 1995 Haynes sold the project to American Mineral Fields (AMF) which undertook studies on magnetic separation and contracted consultants Watts, Griffis and McOuat Limited (WGM) to assess the resources.

During 2000, the unexplored area between the known resource and the main garimpeiro workings at Peba Lagoinha was investigated by 25 geological and four bulk sample pits. The bulk sampling over a strike length of 1.2 km yielded 183 bcm containing 16 diamonds (7.05 carats) with an overall grade of 0.039 ct/bcm. These delineated gravels were attached to the Peba Lagoinha resource. A garimpeiro pit, located at the northern limit of the Peba Lagoinha resource, yielded 37.95 carats from 530 bcm for a grade of 0.071 ct/bcm. The largest stone, 13.60 carats, closely matched the previous best from the bulk sampling undertaken at Quilombo.

Resource estimates carried out by Minproc (1988) and WGM (1995) (Table 1-2), are considered to be historical but relevant because they give an indication of the original size and grade of the deposits. The DevMin estimate (2002-2004) is in accordance with the mineral resource categories established by the Canadian Institute of Mining, Metallurgy and Petroleum. The previous estimates are now superseded by the current estimate.

TABLE 1-2 PREVIOUS RESOURCE ESTIMATES
Vaaldiam Resources Ltd. – Chapada Diamond Project

Source	Resource	Measured (Million bcm)	Indicated (Million bcm)	Grade (ct/bcm)	Strip Ratio
Minproc (USA) (1988)	Quilombo	1.93	0.09	0.060	3:1
	Peba Lagohina		2.17	0.060	2.8
WGM (Geoklock) (1995)	Quilombo		1.90	0.037	2.8
	Peba Lagohina		1.50	0.037	2.5
DevMin (2002-2004)	Quilombo		2.05	0.074	3.1

In late 2000, Chapada Diamonds Plc signed an agreement with AMF to purchase the Quilombo property. The purchase was completed in 2002.

Diamond production from June 2006 (the start of production) to August 2007 is reported by CBM to be 24,860 carats from 718,330 bcm of processed material for an average grade of 0.035 ct/bcm.

GEOLOGY

The regional-scale Rio Casca river system, which contains diamondiferous gravels, drains an uplifted area of Jurassic and Cretaceous sandstones and conglomerates that have been largely preserved by faulting. The margins of the basin are made up of Devonian siltstones (Ponta Grossa Formation) lying on tightly folded Precambrian schists and quartzites (Cuiaba Series). The younger rocks are generally horizontally bedded but some tilting has occurred in association with faulting. The Lower Cretaceous (or Jurassic) Botucatu Formation is overlain by Upper Cretaceous sandstones and conglomerates of the Bauru Formation.

Igneous rocks are confined to basalts of the Tapirapua Formation (126 ± 3 Ma), which outcrop where they have been exhumed by the present drainage, and intrusives in the form of lamprophyres and volcanic necks. The basalts appear to have been vented along regional structures, and probably formed topographic highs following erosion of the pre-Bauru land surface. The intrusives are attributed to the Ipori Group volcanic phase (120 Ma) as are the kimberlites that occur in the Jatob and Batovi drainages, 160 km to the northeast of the Chapada area.

Diamonds initially deposited in conglomerates of the Bauru Formation have been re-worked into recent diamond-bearing gravels. In particular, the basal conglomerate of the Bauru Formation of varying thickness (up to 20 m), which outcrops widely, is considered the most likely local source of diamonds found at Chapada.

The gravels on the property exhibit diverse textures ranging from moderately sorted, clast supported, graded beds, to chaotic, matrix-supported material reminiscent of landslide or debris flow deposits. There are at least four different gravel types identified to date:

- Immature Fluvial Gravel
  This unit is poorly sorted, with friable, clayey volcanic clasts, and is gradational into other gravel units at the top and base. Diamond distribution is believed to be more erratic than in other gravels, although diamonds are characteristically larger than those found in the other gravels. Limonite content is low.

- Fluvial Gravel
  The gravels are located on either side of the Quilombo Ridge within and flanking the Quilombo and Chiquinho river valleys. Eastern fluvial gravels have high limonite content while the western fluvials along the flanks of the Chiquinho River have a significantly lower limonite content.

  The mature fluvial gravels are generally at a lower elevation than the immature gravels. There may be several levels and episodes of reworking of the older and higher gravels into younger and lower terraces. At each stage of reworking, there is potential to increase the grade and quality of the diamondiferous material.

- Modern Alluvials
  These are reworked terrace gravels on the deposit fringes and have characteristically very high limonite content. They are diamondiferous, but more information is required to establish how the grade compares with the fluvial and immature types of the upper terraces.

- Partially Reworked Fluvial Gravels
  Minor reworking of the top surface has taken place, possibly implying a mixture of terrace and modern alluvial attributes.

Beneath the Quilombo resource, bedrock topography reveals a broad, northeast sloping ridge and two major channel patterns, commonly outlined where gravel thickness exceeds two metres. The footwall is either weathered schist of the Upper Proterozoic Bambui Group, Bauru Conglomerate, or Botucatu Sandstone. The overburden and gravel contain virtually no clay whereas the footwall has minor clay content.

MINERAL RESOURCES AND MINERAL RESERVES

Mineral resources were estimated in 2007 by CBM and reviewed by Scott Wilson RPA. Table 1-3 lists the mineral resources on the Chapada property.

TABLE 1-3 CHAPADA MINERAL RESOURCES MAY 31, 2007

Vaaldiam Resources Ltd. – Chapada Diamond Project

Category	Area	Volume M bcm	Recoverable Grade* ct/bcm	Carats ct
Indicated	Quilombo	1.4	0.05	70,000
Indicated	Peba Lagoinha	2.5	0.05	125,000
Subtotal Indicated		3.9	0.05	195,000
Indicated	Satellites and extensions	1.0	0.05	50,000
Total Indicated		**4.9**	**0.05**	**245,000**

*The recoverable grade is based on an in-situ gravel grade of 0.074 ct/bcm which has been adjusted to include dilution and further reduced to offset potential plant losses.

The 2007 Quilombo database contains all exploration data collected for the Quilombo property. The database is a standard format and comprises collar, survey and geology tables. The collar table comprises data ID, hole type (churn drill hole, manual sample pit or trench), the year it was drilled, by whom, as well as the gravel terrace ID the hole intersected. The Geology table comprises data ID, from-to intervals, lithology description and the terrace code.

The Quilombo resource model was prepared using sections with a 10x vertical exaggeration. After determining which gravel terraces had been intersected by each drill hole, the data were transferred to plan to generate a gravel type terrace outline model for the Quilombo tenement. This was subsequently used to create 3D wireframes of each of the terraces, along with pierce points of bedrock and overburden interface extracted from the geological database.

In addition to the wireframes of the terraces, digital terrain model (DTM) surfaces were also prepared of the bedrock and topography from the drill hole data. A SURPAC block model frame was then prepared with blocks that measured 10 m x 10 m x 0.1 m.

The bulk sampling at Quilombo generated sufficient diamonds for reasonably representative valuation but was restricted to a limited number of sites (13), which necessitated classifying the resource in the indicated category. Although no large scale bulk sampling was accomplished at Peba Lagoinha, its proximity and association with Quilombo as well as preferential mining of its western portion, as a consequence of its lack of limonite, are additional features that support its incorporation into the overall indicated resource.

Scott Wilson RPA concurs with the indicated mineral resource classification at Quilombo and Pega Lagoinha, although it is our belief that closer-spaced infill drilling (50 m) would significantly strengthen the reliability for the purposes of classifications and mine planning.

Now that a large amount of gravel has been mined and processed through a modern plant, the results could be used to supersede the grades of the resource models rather than the 0.074 ct/bcm currently in use.
In the opinion of Scott Wilson RPA the block model serves the purposes of the mining operation in predicting and reconciling the volumes of gravel planned to be mined. However, the model could be improved using the mined grades as discussed above.

There are no mineral reserves reported on the Chapada property at this time. Although a diamond mine and processing plant are operating on the property, economic viability has not yet been demonstrated.

MINING OPERATIONS

Mining is done in slots where an excavator removes the overburden and places it beside the mining areas. The diamondiferous gravel is removed and delivered to the plant or stockpiles using 10 m^3 trucks. The overburden is placed back into the mined area. Pre-stripped organic material is then used to revegetate the disturbed ground.

The effective reach of an excavator is 7.5 m. If the diamondiferous gravels are deeper than the excavator's reach, the overburden must be removed in stages and costs can double making gravel recovery uneconomic. A trial mining exercise is underway to remove the top section of overburden using earthmover scrapers followed by excavators for the final portion.

All mining operations are performed by a contractor using new equipment, however, analyses are being carried out to evaluate owner operated mining alternatives. The contractor employs 65 people, who operate the bulldozer and shovels, drive trucks and carry out miscellaneous labour. CBM employs 96 people on site.

CBM has completed life of mine planning only until January 2008. At the forecast operating rate, the resources at Chapada will be depleted in less than five years (not including extensions).

Mining is currently underway in the areas projected to have the thickest gravels. However, as mining continues in the years ahead, the average thickness will decrease, requiring a higher mining rate and higher cost to maintain feed rates to the processing plant.

The production plan is based on a process plant feed rate of 800,000 bcm per year of ore. For the period of January to July 2007 a total of 418,278 bcm of gravel was mined versus a planned total of 490,000 bcm. Water inflows into the mining areas slow mining on terraces near the rivers, and generally wet, muddy conditions slow mining during the wet season.

MINERAL PROCESSING

Originally designed to process 81 bcm per hour, the process rate has been increased to 115 bcm per hour through improvements in the scrubbing and screening area and the magnetic separation area. CBM states that the dense media separation (DMS) feed is the current bottleneck and no further increases in capacity are possible without significant capital investment in the scrubbing and screening area.

Material for the plant is taken from ROM stockpiles by a front end loader and put into a feed bin. Oversize material (+300 mm) is rejected by a grizzly. Then at a vibrating grizzly feeder, oversize (+75 mm) is rejected to waste, while the undersize (-75 mm) is fed to a scrubber. The scrubber is required to disperse the slimes and the agglomerated fines, wash the gravel and break down any agglomeration. Again the oversize (+20 mm) is rejected to waste, while the undersize goes to a sizing screen. The -2.0 mm is desanded, dewatered, and rejected to waste. The -20 mm to +2.0 mm is conveyed to a dense media plant feed bin.

From the heavy media feed bin, the product is conveyed to the heavy media preparation screen, then to a heavy media mixing launder where ferrosilicon is added. The mixture is pumped to the heavy media cyclone. The concentrate is drained and rinsed on a screen, passed in front of a ferromagnetic magnet into a heavy media concentrate surge bin. The product is elevated by bucket to the scalping magnetic separation area where ferromagnetics and strongly paramagnetic minerals are removed.

A multi-deck circular sizing screen achieves separation on particles in four sizes: 20 mm to 8 mm, 8 mm to 5 mm, 5 mm to 4 mm and 4 mm to 2 mm. Each size is fed to a wet roll high intensity magnetic separator. The non-magnetic concentrates are fed to the diamond recovery area and into two X-ray flowsorts where diamonds are recovered. The diamonds fall into two locked and secured sorting boxes. Tests are performed with tracer balls to check the performance of the flowsorts and a grease table is incorporated into the circuit to verify that no diamonds are present in the reject streams from the flowsort.

ENVIRONMENTAL CONSIDERATIONS

All required environmental permits for mining and processing have been obtained and are in good standing. All waste material is returned to the mined-out areas. Mined surfaces are contoured then covered with topsoil to complete the rehabilitation of the area.

The operation has all approvals required by law and is complying with all environmental requirements. Water discharge from the tailings ponds is tested twice per year as required and has met required standards. No water is currently being discharged as it is the dry season and the maximum amount of recirculation is taking place. Additional process water is being pumped from the river. The rehabilitation of past mining areas has been approved and CBM is working with government officials concerning archaeological sites on the property. Mine pillars are being maintained along the river courses as prescribed. No non-compliance orders have been received.

For further information on the Offer, please contact:

Vaaldiam Resources Ltd.
55 University Avenue
11th Floor, Suite 1105
Toronto, Ontario
M5J 2H7

416-363-6927

Any questions and requests for assistance may be directed by Shareholders to Robert Yeoman, Chief Financial Officer of Vaaldiam, or Frances Kwong, Controller of Vaaldiam, at the telephone number and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Letter of Transmittal

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. This Letter of Transmittal is for use in accepting the Offer (as defined below).

LETTER OF TRANSMITTAL
for Deposit of Common Shares of

GREAT WESTERN DIAMONDS CORP.

Pursuant to the Offer dated November 7, 2007 made by

VAALDIAM RESOURCES LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON DECEMBER 17, 2007 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN. SEE SECTION 4 OF THE OFFER, "TIME FOR ACCEPTANCE".

USE THIS LETTER OF TRANSMITTAL IF:

1. YOU ARE DEPOSITING A SHARE CERTIFICATE; OR
2. YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

This Letter of Transmittal (the **"Letter of Transmittal"**) or a manually signed facsimile hereof, properly completed and duly executed, together with all other required documents, must accompany certificates representing common shares (**"Great Western Shares"**) of Great Western Diamonds Corp. (**"Great Western"**), a corporation existing under the laws of Canada, deposited pursuant to the offer dated November 7, 2007 (the **"Offer"**), made by Vaaldiam Resources Ltd. (the **"Offeror"**), a corporation existing under the laws of Canada, to holders of Great Western Shares (**"Shareholders"**) to purchase all of the outstanding Great Western Shares, other than any Great Western Shares owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date.

The terms and conditions of the Offer are incorporated by reference into this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and accompanying circular (together, the **"Offer and Circular"**) dated November 7, 2007, have the meanings given to them in the Offer and Circular.

Vaaldiam or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for address and telephone number). A Shareholder who wishes to deposit Great Western Shares pursuant to the Offer and whose Great Western Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Great Western Shares pursuant to the Offer.

Shareholders who wish to deposit Great Western Shares but whose certificates representing such Great Western Shares are not immediately available or who are not able to deliver the certificates and all other required documents to the Depositary, at or prior to the Expiry Time must deposit their Great Western Shares according to the guaranteed delivery procedure set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery". See Instruction 2 of this Letter of Transmittal, "Procedure for Guaranteed Delivery".

The Letter of Transmittal is to be used if certificates are to be forwarded herewith.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS

LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED HEREIN. SEE INSTRUCTION 9 OF THIS LETTER OF TRANSMITTAL, "U.S. SHAREHOLDERS AND SUBSTITUTE FORM W-9".

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Fractional Vaaldiam Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Shareholder is to receive Vaaldiam Shares as consideration pursuant to the Offer and the aggregate number of Vaaldiam Shares to be issued to such Shareholder would result in a fraction of a Vaaldiam Share being issuable, the number of Vaaldiam Shares to be received by such Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number. See Section 1 of the Offer, "The Offer".

The Vaaldiam Shares to be issued pursuant to the Offer have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or the securities laws of any state of the United States, and are being issued to Shareholders in the United States in compliance with Rule 802 promulgated under the U.S. Securities Act, and pursuant to exemptions from the registration or qualification requirements of State "blue sky" laws to the extent that such exemptions are available. No Vaaldiam Shares will be delivered to or for the account or benefit of any Person who is, or who appears to the Offeror or the Depositary to be, a resident of the United States unless it is established to the satisfaction of the Offeror, whose determination shall be final and binding, that such shares may be offered to that person in such U.S. State, either in reliance upon an exemption from the registration or qualification requirements of the securities laws of that State, or on a basis otherwise acceptable to the Offeror in its sole discretion, and without subjecting the Offeror to any ongoing disclosure, reporting or similar requirements in that State.

Ineligible Shareholders in the United States who would otherwise receive Vaaldiam Shares in exchange for their Great Western Shares may, at the sole discretion of the Offeror, have such Vaaldiam Shares issued on their behalf to the Depositary, which shall, as agent for such Shareholders, sell such Vaaldiam Shares on their behalf over the facilities of the Toronto Stock Exchange. Thereafter, the Depositary will forward to each person whose Vaaldiam Shares have been sold a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all Vaaldiam Shares so sold by the Depositary (net of all applicable brokerage sales commissions, any other related expenses in respect of such sales and any applicable withholding taxes). In effecting the sale of any Vaaldiam Shares, the Depositary will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Offeror nor the Depositary will be liable for any loss arising out of any sale of such Vaaldiam Shares relating to the manner or timing of such sales, the prices at which Vaaldiam Shares are sold or otherwise. The sale price of Vaaldiam Shares sold on behalf of such persons will fluctuate with the market price of the Vaaldiam Shares and no assurance can be given that any particular price will be received upon any such sale. Shareholders who are resident in jurisdictions in which Vaaldiam Shares may not be lawfully delivered, and who desire certainty with respect to the price to be received for their Vaaldiam Shares, may wish to consult their advisors.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Great Western Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO: VAALDIAM RESOURCES LTD.

AND TO: EQUITY TRANSFER & TRUST COMPANY (the "**Depositary**"), at its offices set out herein

The undersigned delivers to you the enclosed certificate(s) representing Great Western Shares, subject only to the provisions of the Offer regarding withdrawal. The undersigned irrevocably accepts the Offer for such Great Western Shares upon the terms and conditions contained in the Offer. Unless otherwise indicated herein, the undersigned represents and warrants that it is not, and is not acting on behalf of, a resident of the United States or a person in the United States. The following are the details of the enclosed certificate(s):

BOX 1

Great Western Share Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificates.)	Number of Great Western Shares Represented by Certificate	Number of Great Western Shares Deposited*
		TOTAL	

Unless otherwise indicated, the total number of Great Western Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, "Partial Deposits".

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The person signing this Letter of Transmittal (the "**signatory**") acknowledges receipt of the Offer and Circular and acknowledges that there will be a binding agreement between the signatory and the Offeror effective immediately following the Offeror taking up the Great Western Shares covered by this Letter of Transmittal and delivered to the Depositary (the "**Deposited Shares**") in accordance with the terms and subject to the conditions of the Offer. The signatory represents and warrants that: (i) the signatory has full power and authority to deposit, sell, assign and transfer all right, title and interest in and to the Deposited Shares and in and to all rights and benefits arising from such Deposited Shares, including, without limitation, any and all dividends, distributions, payments, securities, rights, warrants, assets, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on or after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, rights, warrants, assets, property or other interests (collectively, "**Distributions**") being deposited to the Offer; (ii) the signatory or the person on whose behalf the Deposited Shares are being deposited owns the Deposited Shares that are being deposited; (iii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person; (iv) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (v) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the signatory irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to the Offeror the enclosed Great Western Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including any and all Distributions.

If, on or after the date of the Offer, Great Western should divide, combine, reclassify, consolidate, convert or otherwise change any of the Great Western Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of the Offer, "Conditions of the Offer", make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor).

Great Western Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom and the right to any Distributions which may be declared, accrued, paid, issued, distributed, made or transferred on or after date of Offer on or in respect of the Deposited Shares, whether or not separated from the Deposited Shares but subject to any Deposited Shares being validly withdrawn by or on behalf of the depositing Shareholder. If, on or after the date of the Offer, Great Western should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Great Western Shares, which is or are payable or distributable to the Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Great Western in respect of Great Western Shares, then the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may withhold the entire amount of consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the value thereof, as determined by the Offeror in its sole discretion.

If the undersigned's Great Western Share certificates are not immediately available or the undersigned cannot deliver its Great Western Share certificates and all other required documents to the Depositary at or prior to the Expiry Time, the undersigned may nevertheless validly deposit such Great Western Shares according to the guaranteed delivery procedures set forth in the Offer and the Notice of Guaranteed Delivery.

The execution of this Letter of Transmittal irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by this Letter of Transmittal (which shares upon being taken up and paid for are, together with any Distributions thereon, referred to as the "**Purchased Securities**"), any one of the President, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, a Vice President or the Corporate Secretary of the Offeror and any other person designated by the Offeror in writing (each an "**Appointee**") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Shareholder with respect to the Purchased Securities. This Letter of Transmittal authorizes an Appointee, in the name and on behalf of such Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities on the appropriate register maintained by or on behalf of Great Western; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased

Securities for all purposes, including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Great Western; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other right of a holder of Purchased Securities.

A Shareholder accepting the Offer under the terms of this Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for pursuant to the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Great Western and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. **Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.**

A Shareholder accepting the Offer covenants under the terms of this Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority herein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Settlement with each Shareholder who has deposited and not validly withdrawn Great Western Shares pursuant to the Offer will be made by the Depositary forwarding a certificate for the Vaaldiam Shares to which such Shareholder is entitled pursuant to the Offer or, in the case of certain U.S. Shareholders, a cheque in Canadian dollars in payment of the net cash proceeds arising from the sale of the Vaaldiam Shares to which such U.S. Shareholder is entitled pursuant to the Offer. Subject to the foregoing and unless otherwise directed in this Letter of Transmittal, the certificates or, in the case of certain U.S. Shareholders, a cheque will be issued in the name of the registered Shareholder of the Great Western Shares so deposited. Unless the Person depositing the Great Western Shares instructs the Depositary to hold the certificate representing the Vaaldiam Shares or, in the case of certain U.S. Shareholders, a cheque for pick-up by checking the appropriate box in this Letter of Transmittal, the certificate or, in the case of certain U.S. Shareholders, the cheque will be forwarded by first class insured mail to such Person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate or cheque, as the case may be, will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of Great Western. Certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

The undersigned understands and acknowledges that payment for Great Western Shares tendered pursuant to this Letter of Transmittal will be made only after timely receipt by the Depositary of (i) such Great Western Shares, and (ii) this Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that the consideration for Great Western Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Great Western Shares delivered to the Depositary before the Expiry Time, even if the Great Western Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Great Western Shares is not made, until after the take up and payment for the Great Western Shares pursuant to the Offer.

If any deposited Great Western Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Great Western Shares than are deposited, certificates for unpurchased Great Western Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by sending new certificates representing Great Western Shares not purchased or by returning the deposited certificates (and other relevant documents). Unless otherwise directed in this Letter of Transmittal, certificates and other relevant documents will be forwarded by first class mail in the name of and to the address specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address of the registered holder as shown on the securities register maintained by Great Western or its transfer agent, as soon as practicable after the termination of the Offer. Shareholders depositing Great Western Shares will not be required to pay any fees or commissions if they accept the Offer by transmitting their Great Western Shares directly to the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

Equity Transfer & Trust Company is committed to protecting your personal information. In the course of providing services to you and their corporate clients, it receives non-public personal information about you – from transactions it performs for you, forms you send them, other communications it has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. Equity Transfer & Trust Company uses this to administer your account, to better serve you and their clients' needs and for other lawful purposes relating to their services. Equity Transfer & Trust Company has prepared a *Privacy Code* to tell you more about their information practices and how their privacy is protected. It is available at their website, www.equitytransfer.com, or by writing them at 200 University Avenue, Suite 400, Toronto, ON M5H 4H1. Equity Transfer & Trust Company will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

By reason of the use by the signatory of an English language form of Letter of Transmittal, the signatory shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le signataire, le soussign´e et les destinataires sont presumes avoir requis que tout contrat attest´e par l'offre accept´ee par cette lettre d'envoi, de m^eme que tous les documents qui s'y rapportent, soient r´edig´es exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BOX A **REGISTRATION AND PAYMENT DELIVERY INSTRUCTIONS** SEND VAALDIAM SHARES (OR IN THE CASE OF CERTAIN U.S. SHAREHOLDERS, CHEQUE (IF APPLICABLE)) IN THE NAME OF: (please print or type)	**BOX B** **DELIVERY INSTRUCTIONS** SEND VAALDIAM SHARES (OR IN THE CASE OF CERTAIN U.S. SHAREHOLDERS, CHEQUE (IF APPLICABLE)) (Unless Box C is checked) TO: (please print or type) ☐ Same as address in Box A
(Name)	(Name)
(Street Address & Number)	(Street Address & Number)
(City & Province or State)	(City & Province or State)
(Country & Postal or Zip Code)	(Country & Postal or Zip Code)
(Telephone — Business Hours)	(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)	(Tax Identification, Social Insurance or Social Security Number)

BOX C

SPECIAL PICK-UP INSTRUCTIONS

☐ HOLD VAALDIAM SHARES (OR IN THE CASE OF CERTAIN U.S. SHAREHOLDERS, CHEQUE (IF APPLICABLE))
FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED. (Check box)

BOX D
U.S. SHAREHOLDERS
(See Instruction 9)

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box "B" which is located within the United States or any territory or possession thereof or (B) a U.S. person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐ The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

As a result of restrictions under United States securities laws, U.S. Shareholders may not be entitled to receive Vaaldiam Shares in connection with the Offer. Instead, any such Vaaldiam Shares will be issued and delivered to the Depositary on behalf of such U.S. Shareholders and sold on their behalf by a registered broker or investment dealer retained by the Depositary on the Toronto Stock Exchange through an orderly sale and the net cash proceeds (after paying brokerage commissions and other expenses) will be remitted to such U.S. Shareholders in Canadian dollars.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

BOX E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY
(See Instruction 2)

☐ CHECK HERE IF GREAT WESTERN SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder: ____________________

Date of Execution of Notice of Guaranteed Delivery: ____________________

Window Ticket Number (if any): ____________________

Name of Institution which Guaranteed Delivery: ____________________

CC1C6

BOX F
DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
(See Instruction 8)

The owner signing this Letter of Transmittal represents that the dealer who solicited and obtained this deposit is:
(please print or type)

(Firm)	(Address)
(Telephone Number)	(Fax Number)
(Registered Representative)	(Registered Representative Identification Number)

☐ CHECK HERE IF DISKETTE TO FOLLOW

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):

Dated: ______________________________

____
Authorized Signature of Guarantor

____
Name of Guarantor (please print or type)

____
Address of Guarantor (please print or type)

____
Signature of Shareholder or Authorized Representative (See Instructions 3, 4 & 5)

____
Name of Shareholder or Authorized Representative (please print or type)

____
Daytime telephone number & facsimile of Shareholder or daytime telephone number & facsimile of Authorized Representative

____
Tax Identification, Social Insurance or Social Security Number of Shareholder

Dated: ______________________________

Additional Signatures for joint shareholders (if required:

____
Signature of Shareholder or Authorized Representative (See Instructions 3, 4 & 5)

____
Name of Shareholder or Authorized Representative (please print or type)

____
Daytime telephone number & facsimile of Shareholder or daytime telephone number & facsimile of Authorized Representative

____
Tax Identification, Social Insurance or Social Security Number of Shareholder

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

<table>
<tr><td rowspan="2">SUBSTITUTE

Form W-9

Department of the Treasury
Internal Revenue Service

Payer's Request for Taxpayer Identification Number and Certification</td><td>Part 1—Taxpayer Identification Number ("TIN") — For all accounts, enter your TIN on the appropriate line Form W-9 at right. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Treasury Number" in the W-9 Guidelines included in this form). CERTIFY BY SIGNING AND DATING BELOW. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give to the payer</td><td>____________
Social Security Number(s)
(If awaiting TIN, write "Applied For")

OR

____
Employer Identification Number(s)
(If awaiting TIN, write "Applied For")</td></tr>
<tr><td colspan="2">Part 2 — For payees exempt from backup withholding, please write "Exempt" here (see Instructions), and complete the Substitute Form W-9.</td></tr>
</table>

Name: ____

Business Name: ____

Please check appropriate box: ☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other

Address ____

City: ____________________ State: ____________________ Zip Code: ________________

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. Person: ________________________________ Date: ________________

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S. $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU (WHETHER IN CASH OR IN VAALDIAM SHARES) PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment may be withheld.

Signature: ______________________________ Date: ______________________________

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal or a facsimile thereof, properly completed and duly executed, covering the Great Western Shares deposited pursuant to the Offer, in either case with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificates representing the Deposited Shares and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary at any of the offices specified on the back cover page at or prior to 8:00 p.m. (Toronto time), on December 17, 2007, unless the Offer in respect of the Great Western Shares is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Great Western Shares is at the option and risk of the depositing Shareholder. If certificates for Great Western Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Great Western Shares by the Depositary.

(c) Shareholders whose Great Western Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Great Western Shares.

2. Procedure for Guaranteed Delivery

If a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder's Great Western Shares are not immediately available or (ii) the holder cannot deliver the certificates and all other required documents to the Depositary by the Expiry Time, those Great Western Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made only at the office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery (which is printed on yellow paper) in the form accompanying the Offer and Circular or a facsimile thereof, properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery, at or before the Expiry Time; and

(c) the certificate(s) representing all deposited Great Western Shares, each in proper form for transfer, together with this Letter of Transmittal or a facsimile hereof, relating to such Great Western Shares, properly completed and duly executed, with any required signature guarantees relating to such Great Western Shares, and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario at the applicable address specified in the Notice of Guaranteed Delivery before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the date on which the Expiry Time occurs.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary at its office in Toronto, Ontario at the applicable address set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. **Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.**

An "**Eligible Institution**" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

3. Signatures

No signature guarantee is required on this Letter of Transmittal if:

(a) this Letter of Transmittal is signed by the registered owner of the Great Western Shares exactly as the name of the registered holder appears on the Great Western Share certificate deposited herewith, and the certificates for Vaaldiam Shares issuable or, in the case of certain U.S. Shareholders, cash payable, in each case pursuant to the Offer, are to be delivered directly to such registered holder, or

(b) Great Western Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Great Western Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the certificates for Vaaldiam Shares issuable or, in the case of certain U.S. Shareholders, cash payable, are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Great Western or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depositary, in their sole discretion, may require additional evidence of authority or additional documentation.

6. Delivery Instructions

If any certificate(s) or, in the case of certain U.S. Shareholders, cheque(s) are to be sent to someone at an address other than the address of the Shareholder as it appears in Box A on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Box B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Box B is not completed, any certificate(s) in respect of Vaaldiam Shares issued in exchange for Great Western Shares or, in the case of certain U.S. Shareholders, cheque(s) will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder as it appears on the securities register of Great Western. Any certificate(s) or cheque(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7. Partial Deposits

If less than the total number of Great Western Shares evidenced by any certificate submitted is to be deposited, fill in the number of Great Western Shares to be deposited in Box 1 on this Letter of Transmittal. In such case, new certificate(s) for the number of Great Western Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Box B on this Letter of Transmittal). The total number of Great Western Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8. Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Box F on this Letter of Transmittal and present a list of beneficial holders, if applicable.

9. U.S. Shareholders and Substitute Form W-9

United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Great Western Shares must provide the Depositary with his correct Taxpayer Identification Number ("**TIN**"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the "Substitute Form W-9" set forth in this document, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN), (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding, and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines") for additional instructions.

If Great Western Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

10. Currency of Payment

Cash payments to U.S. Shareholders will be received in Canadian dollars.

11. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Great Western Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be acceptable. All depositing holders of Great Western Shares by execution of this Letter of Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable law.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e) The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Great Western Shares pursuant to the Offer (other than to members of the Soliciting Dealer Group and the Depositary), except as otherwise set forth in the Offer.

(f) Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g) All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Great Western Shares will be determined by the Offeror, in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Great Western Shares determined by it not to be in proper form, or the acceptance for exchange of Vaaldiam Shares or, in the case of certain U.S. Shareholders, payment of cash in respect of which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror may, in its sole discretion, waive any of the conditions of the Offer, in whole or in part, at any time and from time to time on or before the Expiry Time, without prejudice to any other rights which the Offeror may have. No deposit of Great Western Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror or the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

(h) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the address listed below.

12. Lost Certificates

If a certificate has been lost, destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its office listed below. In order to obtain a replacement certificate contact Great Western's registrar and transfer agent so that the transfer agent may provide replacement instructions. Great Western's registrar and transfer agent is Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, and can be contacted by phone at 1-800-564-6253. If your share certificate has been lost or destroyed, you must take the foregoing action sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the replacement certificate to be tendered to the Offer prior to the Expiry Time.

13. Assistance

VAALDIAM (SEE BACK COVER PAGE FOR ITS ADDRESS AND TELEPHONE NUMBER) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED GREAT WESTERN SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

	For this type of account:	Give the TAXPAYER IDENTIFICATION of:		For this type of account:	Give the TAXPAYER IDENTIFICATION of:
1.	Individual	The Individual	7.	Corporate (or electing The corporation corporate status on Form 8832)	The corporation
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the religious, first individual on the educational, or account [1]			
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]	8.	Association, club, The organization charitable, other tax-exempt organization	The organization
4. a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee [1]	9.	Partnership or multi-member LLC	The partnership
b	So-called trust that is not a legal or valid trust under state law	The actual owner [1]			
5	Sole proprietorship or single owner LLC	The owner [3]	10.	A broker or registered nominee	The broker or nominee
6.	A valid trust, estate, or pension trust	The legal entity [4]	11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's social security number.

(3) You must show your individual name, but you may also enter your business or "doing business as" name on the second name line. You may use either your social security number or your employer identification number (if you have one). If you are a sole proprietor, IRS encourages you to use your social security number.

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a **TIN**, apply for one immediately. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for **IRS** Individual Taxpayer Identification Number, to apply for an **ITIN**, or Form SS-4, Application for Employer Identification Number, to apply for an **EIN. You can apply for an EIN** online by accessing the **IRS** website at www.irs.gov/businesses/ and clicking on Employer **ID** Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

(i) An organization exempt from tax under Section 501(a), any individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2),

(ii) The United States or any of its agencies or instrumentalities,

(iii) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

(iv) An international organization or any agency or instrumentality thereof, or

(v) A foreign government or any political subdivision, agency or instrumentality thereof. Payees that may be exempt from backup withholding include:

(i) A corporation,

(ii) A financial institution,

(iii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

(iv) A real estate investment trust,

(v) A common trust fund operated by a bank under Section 584(a),

(vi) An entity registered at all times during the tax year under the Investment Company Act of 1940,

(vii) A middleman known in the investment community as a nominee or custodian,

(viii) A futures commission merchant registered with the Commodity Futures Trading Commission,

(ix) A foreign central bank of issue, or

(x) A trust exempt from tax under Section 664 or described in Section 4947.

Payments of dividends and patronage dividends generally exempt from backup withholding include:

(i) Payments to nonresident aliens subject to withholding under Section 1441.

(ii) Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.

(iii) Payments of patronage dividends not paid in money.

(iv) Payments made by certain foreign organizations.

(v) Section 404(k) payments made by an ESOP.

Payments of interest generally exempt from backup withholding include:

(i) Payments of interest on obligations issued by individuals. However, if you pay $600 or more of interest in the course of your trade or business to a payee, you must report the payment. Backup withholding applies to the reportable payment if the Backup withholding applies to the reportable payment if the payee has not provided a TIN or has provided an incorrect TIN.

(ii) Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

(iii) Payments described in Section 6049(b)(5) to nonresident aliens.

(iv) Payments on tax-free covenant bonds under Section 1451.

(v) Payments made by certain foreign organizations.

(vi) Mortgage interest paid to you.

Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N, and their regulations.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interests, dividends, and certain other payments made to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1) **Failure to Furnish Taxpayer Identification Number.** — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding.** — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information.** — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The Depositary for the Offer is:

EQUITY TRANSFER & TRUST COMPANY

By Mail
200 University Avenue, Suite 400
Toronto ON M5H 4H1
Canada

By Registered Mail, by Hand or by Courier
200 University Avenue, Suite 400
Toronto ON M5H 4H1
Canada

Telephone: (416) 342-1091
Toll Free: 1-866-393-4891
E-mail: info@equitytransfer.com

For further information you may also contact:

VAALDIAM RESOURCES LTD.

55 University Avenue
11th Floor, Suite 1105
Toronto, Ontario
M5J 2H7

416-363-6927

Any questions and requests for assistance may be directed by Shareholders to Vaaldiam Resources Ltd. at its telephone number and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

This is not a Letter of Transmittal. This Notice of Guaranteed Delivery is for use in accepting the Offer (as defined below).

NOTICE OF GUARANTEED DELIVERY
for Deposit of Common Shares of

GREAT WESTERN DIAMONDS CORP.

Pursuant to the Offer dated November 7, 2007 made by

VAALDIAM RESOURCES LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON DECEMBER 17, 2007 ("EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN. SEE SECTION 4 OF THE OFFER, "TIME FOR ACCEPTANCE".

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR SHARE CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR SHARE CERTIFICATES TO THE DEPOSITARY BEFORE THE EXPIRY TIME.

This Notice of Guaranteed Delivery must be used to accept the offer dated November 7, 2007 (the "**Offer**") made by Vaaldiam Resources Ltd. (the "**Offeror**"), a corporation existing under the laws of Canada, to purchase all of the common shares ("**Great Western Shares**") of Great Western Diamonds Corp., a corporation existing under the laws of Canada, other than any Great Western Shares owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date, if certificates for the Great Western Shares to be deposited are not immediately available or if the holder of Great Western Shares (the "**Shareholder**") is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time (as defined in the Offer). This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary at its office in Toronto, Ontario at the address or facsimile number, listed in this Notice of Guaranteed Delivery.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and accompanying Circular (together, the "**Offer and Circular**") dated November 7, 2007 have the meanings ascribed to them in the Offer and Circular.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

As set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", if a Shareholder wishes to deposit Great Western Shares pursuant to the Offer and certificates representing such Great Western Shares are not immediately available or the Shareholder cannot deliver the certificates and all other required documents to the Depositary by the Expiry Time, those Great Western Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a) the deposit is made only at the office of the Depositary in Toronto, Ontario or by or through an Eligible Institution (as defined below);

(b) this Notice of Guaranteed Delivery or a manually signed facsimile hereof, properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form specified below, is received by the Depositary at its office in Toronto, Ontario as set out below, at or before the Expiry Time; and

(c) the certificate(s) representing all deposited Great Western Shares, each in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (the "**Letter of Transmittal**") or a manually signed facsimile thereof, relating to such Great Western Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario at the address specified below before 5:00 p.m. (Toronto time) on the third trading day on the TSXV Venture Exchange (the "**TSXV**") after the date on which the Expiry Time occurs.

An "**Eligible Institution**" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

The undersigned understands and acknowledges that payment for Great Western Shares tendered pursuant to the Letter of Transmittal will be made only after timely receipt by the Depositary of (i) such Great Western Shares, and (ii) a Letter of Transmittal or a manually signed facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that the consideration for Great Western Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Great Western Shares delivered to the Depositary before the Expiry Time, even if the Great Western Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Great Western Shares is not made, until after the take up and payment for the Great Western Shares pursuant to the Offer.

Fractional Vaaldiam Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Shareholder is to receive Vaaldiam Shares as consideration pursuant to the Offer and the aggregate number of Vaaldiam Shares to be issued to such Shareholder would result in a fraction of a Vaaldiam Share being issuable, the number of Vaaldiam Shares to be received by such Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number. See Section 1 of the Offer, "The Offer".

The Vaaldiam Shares to be issued pursuant to the Offer have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or the securities laws of any state of the United States, and are being issued to Shareholders in the United States in compliance with Rule 802 promulgated under the U.S. Securities Act, and pursuant to exemptions from the registration or qualification requirements of state "blue sky" laws to the extent that such exemptions are available. No Vaaldiam Shares will be delivered to or for the account or benefit of any Person who is, or who appears to the Offeror or the Depositary to be, a resident of the United States unless it is established to the satisfaction of the Offeror, whose determination shall be final and binding, that such shares may be offered to that person in such U.S. state, either in reliance upon an exemption from the registration or qualification requirements of the securities laws of that state, or on a basis otherwise acceptable to the Offeror in its sole discretion, and without subjecting the Offeror to any ongoing disclosure, reporting or similar requirements in that state.

Ineligible Shareholders in the United States who would otherwise receive Vaaldiam Shares in exchange for their Great Western Shares may, at the sole discretion of the Offeror, have such Vaaldiam Shares issued on their behalf to the Depositary, which shall, as agent for such Shareholders, sell such Vaaldiam Shares on their behalf over the facilities of the TSX. Thereafter, the Depositary will forward to each person whose Vaaldiam Shares have been sold a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all Vaaldiam Shares so sold by the Depositary (net of all applicable brokerage sales commissions, any other related expenses in respect of such sales and any applicable withholding taxes). In effecting the sale of any Vaaldiam Shares, the Depositary will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Offeror nor the Depositary will be liable for any loss arising out of any sale of such Vaaldiam Shares relating to the manner or timing of such sales, the prices at which Vaaldiam

Shares are sold or otherwise. The sale price of Vaaldiam Shares sold on behalf of such persons will fluctuate with the market price of the Vaaldiam Shares and no assurance can be given that any particular price will be received upon any such sale. Shareholders who are resident in jurisdictions in which Vaaldiam Shares may not be lawfully delivered, and who desire certainty with respect to the price to be received for their Vaaldiam Shares, may wish to consult their advisors.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

TO: VAALDIAM RESOURCES LTD.

TO: EQUITY TRANSFER & TRUST COMPANY, as Depositary

By Mail	*By Registered Mail, Hand or Courier*	*By Facsimile Transmission*
200 University Avenue, Suite 400 Toronto ON M5H 4H1 Canada	200 University Avenue, Suite 400 Toronto ON M5H 4H1 Canada	(416) 361-0470

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA FACSIMILE TO A NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING GREAT WESTERN SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. SUCH CERTIFICATES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and Circular and Letter of Transmittal, receipt of which is hereby acknowledged, the Great Western Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Great Western Share Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificates.)	Number of Great Western Shares Represented by Certificate	Number of Great Western Shares Deposited*
TOTAL			

* Unless otherwise indicated, the total number of Great Western Shares evidenced by all certificates delivered will be deemed to have been deposited. (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

Signature(s) of Shareholder(s)	Address
Name (please print)	
Date	Zip Code/Postal Code

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Great Western Shares deposited hereby in proper form for transfer, together with a Letter of Transmittal or a manually signed facsimile thereof, properly completed and duly executed, with any required signature guarantees, covering the deposited Great Western Shares and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the date on which the Expiry Time occurs.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution

Name of Firm	Authorized Signatory
Address of Firm	Name (please print)
	Title
	Date
Zip Code/Postal Code	
Area Code and Telephone Number	

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer described in this Directors' Circular, you should consult with your investment dealer, stock broker, bank manager, lawyer or other professional advisor.


GWD
GREAT WESTERN
DIAMONDS CORP.

DIRECTORS' CIRCULAR

recommending

ACCEPTANCE

of the offer by

Vaaldiam Resources Ltd.

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES OF

Great Western Diamonds Corp.

FOR 0.45 OF A VAALDIAM SHARE PER GREAT WESTERN SHARE

THE BOARD OF DIRECTORS OF GREAT WESTERN DIAMONDS CORP. RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE OFFER.

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer described in this Directors' Circular, you should consult with your investment dealer, stock broker, bank manager, lawyer or other professional advisor.

GREAT WESTERN DIAMONDS CORP. ("GWD")

DIRECTORS' CIRCULAR

recommending **ACCEPTANCE** of the offer by **Vaaldiam Resources Ltd. ("VAA")** to purchase all of the outstanding common shares of **Great Western Diamonds Corp.** for 0.45 of a VAA share per GWD share

THE BOARD OF DIRECTORS OF GWD RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE OFFER.

November 7, 2007

Notice to Shareholders in the United States

The Offer (as defined herein) will be taxable to a U.S. person (including citizens of or aliens resident in the United States, United States corporations or estates or trusts whose income is subject to United States taxation). Accordingly, holders of common shares of GWD who are U.S. persons should consult their own tax advisors with respect to the income tax consequences to them of the Offer, having regard to their own particular circumstances. GWD is a Canadian issuer. The transactions contemplated in this Directors' Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under U.S. securities laws. The financial information included or incorporated by reference herein has been prepared in accordance with Canadian generally accepted accounting principles, which differ from U.S. generally accepted accounting principles in certain material respects, and thus may not be comparable to financial information of U.S. companies. The enforcement by investors of civil liability under U.S. federal securities laws may be adversely affected by the fact that VAA and GWD are incorporated and organized under the laws of Canada, that some or all of their respective officers and directors are residents of countries other than the United States and that a substantial portion of their respective assets are located outside the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a judgment by a U.S. court.

FORWARD-LOOKING STATEMENTS

Certain information included in this Directors' Circular and in the documents incorporated by reference into the Directors' Circular, including information relating to the acquisition by VAA of GWD by way of a takeover bid as outlined in the VAA Offer Circular (as defined herein), the contemporaneous acquisition by VAA of Elkedra Diamonds N.L. ("**Elkedra**") by way of a scheme of arrangement, and the future financial or operating performance of VAA and other statements that express management's expectations or estimates of future performance, constitute "forward looking statements". These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "budgets", "scheduled", "predicts", "targets", "believes" or variations thereof or stating that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking statements". Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

GWD cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance, or achievements of GWD and VAA to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors are listed in VAA's Offer Circular, which this Directors' Circular accompanies.

The following factors, among others, related to the business combination of GWD and VAA could cause actual results or developments to differ materially from the results or developments expressed or implied by forward-looking statements: the VAA Shares (as defined herein) issued in connection with the Offer may have a market value lower than expected; the businesses of VAA and GWD may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the acquisition of GWD may not be fully realized by VAA or not realized within the expected time frame. These factors are not intended to represent a complete list of the factors that could affect VAA and the combination of GWD with VAA. Additional factors are noted elsewhere in the Offer Circular and this Directors' Circular.

GWD's forward-looking statements are based on the expectations, beliefs and opinions of management on the date on which the statements are made. GWD disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. For the reasons set forth above, Shareholders should not place undue reliance on forward-looking statements.

CURRENCY

All dollar references in the Directors' Circular are in Canadian dollars, unless otherwise indicated.

TABLE OF CONTENTS

DIRECTORS' CIRCULAR

This Directors' Circular (the "**Directors' Circular**") is issued by the board of directors (the "**Board** ") of Great Western Diamonds Corp. ("**GWD**") in connection with the offer (the "**Offer**") made by Vaaldiam Resources Ltd. ("**VAA**") to shareholders (the "**Shareholders**") of GWD to purchase all of the outstanding common shares of GWD (the "**Shares**"). Under the Offer, each Shareholder will receive for each GWD Share held, 0.45 of a common share in the capital of VAA (each whole such common share being referred to herein as a "**VAA Share**"). Fractional shares will be rounded up or down to the nearest whole number. The terms and conditions of the Offer are set out in the accompanying circular of VAA dated November 7, 2007 (the "**Offer Circular**").

The Offer was made pursuant to the terms of a support agreement dated July 3, 2007 between GWD and VAA (the "**Support Agreement**") and will be open for acceptance, unless accelerated, extended or withdrawn at the sole discretion of VAA, until 8:00 p.m. (EST) (the "**Expiry Time**") on December 17, 2007 (the "**Expiry Date**"), as may be varied pursuant to the Offer. No Shares will be taken up and paid for pursuant to the Offer prior to the Expiry Time.

VAA has executed lock-up agreements with Zoneplan Limited ("**Zoneplan**") (which is a wholly owned subsidiary of Santa Elina Mines Corporation ("**Santa Elina**")), Peter Marrone, Great Western Minerals Group Ltd. ("**GWMG**"), and Brent Jellicoe (the "**Locked-Up Shareholders**"), for a total of approximately **46.14%** of the outstanding Shares. Zoneplan has agreed to tender 28,177,778 Shares, representing approximately 29.77% of the outstanding Shares, GWMG has agreed to tender 9,500,001 Shares, representing approximately 10.04%, Peter Marrone has agreed to tender 5,900,000 Shares, representing approximately 6.23%, and Brent Jellicoe has agreed to tender 42,000 Shares, representing approximately 0.04% of the outstanding Shares (collectively the "**Lock-Up Agreements**").

The Offer will be conditional on at least 66 ⅔% of the Shares being tendered, including the Shares held by the Locked-Up Shareholders.

VAA has made an offer to acquire the outstanding common shares of Elkedra (the "**Elkedra Shares**"), a diamond exploration company listed on the Australian Securities Exchange and the Alternative Investment Market of the London Stock Exchange. VAA has agreed to issue 0.52 of a VAA Share for each Elkedra Share pursuant to a scheme of arrangement. (the "**Elkedra Arrangement**") under Australian law. At a shareholder' meeting held on October 29, 2007, the Elkedra Arrangement was approved by Elkedra's shareholders. The Elkedra Arrangement received court approval on November 1, 2007 and is expected to close on or about November 20, 2007. The Offer is conditional on completion of the Elkedra Arrangement.

All information provided in this Directors' Circular relating to VAA and Elkedra is from information contained in the Offer Circular and other information contained in public filings made by VAA with securities regulatory authorities in Canada or otherwise made available by VAA. VAA has reviewed this Directors' Circular and has confirmed the accuracy and completeness of the information in respect of VAA herein. The Board of GWD does not assume any responsibility for the accuracy or completeness of such information.

GREAT WESTERN DIAMONDS CORP.

GWD acquires, explores and, if warranted, develops mineral resource properties in Canada and Brazil. GWD owns the Rondonia diamond property in Brazil, which is approximately 830,000 hectares, situated to the north-west of Vaaldiam's Pimenta Bueno property, which is approximately 258,000 hectares. The Rondonia property encompasses at least eight kimberlite pipes, five of which are known to be diamond-bearing based on the limited sampling completed to date and is believed to have potential for new kimberlite discoveries. In Canada, GWD is engaged in a three-year detailed evaluation program of the Candle Lake project, which consists of two large macro diamond-bearing kimberlite pipes located at the northern end of the Fort a la Corne kimberlite trend, which hosts Shore Gold Inc.'s (TSX-SGF) Star and

Orion properties in Saskatchewan. GWD also is actively exploring for new kimberlite pipes on the Centennial Project located in west-central Saskatchewan and around the known diamond-bearing kimberlite fields of north-central Alberta. Zoneplan is currently the largest shareholder of GWD.

GWD's head office and registered office is 226 Cardinal Crescent, Saskatoon Saskatchewan, S7L 6H8.

VAALDIAM RESOURCES LTD.

VAA is a leading diamond production and exploration company with an extensive property portfolio in under-explored regions of Brazil. In September, 2007, VAA commenced production on its Duas Barras Mine in Brazil, and recovered 4,304 carats in that month. VAA also has two other diamond deposits in Brazil, which are at the mini-bulk sample stage. VAA Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "VAA". See Section 1 of the Offer Circular, "Vaaldiam".

VAA's corporate and registered office is located at 55 University Avenue, 11th Floor, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

ELKEDRA DIAMONDS NL

Elkedra is a diamond exploration and production company with interests in a number of prospective properties in Brazil and Australia.

Elkedra's principal asset is the Chapada alluvial diamond mine and processing plant located in the Brazilian state of Mato Grosso. The first sales of diamonds from the mine were made in early August 2006. The processing plant is designed to operate at a rate of 600,000 bank cubic metres per annum. The mine is currently producing approximately 1,500 carats per month of mostly gem quality diamonds with an average value of approximately US$391 per carat being achieved since production commenced. The mine, which operates on a 24 hour, 7 days per week basis, provides employment for 110 full-time direct employees, while 70 other personnel are employed by a mining contractor. Chapada is the second largest diamond mine operating in South America in terms of carats produced monthly, with only Vaaldiam's Duas Barras mine being more productive.

Elkedra also has an interest in diamond tenements located in the Altjawarra Craton in central northern Australia.

The Elkedra Shares are listed on the Australian Securities Exchange and the AIM under the symbol "EDN". The Elkedra Shares are expected to cease trading on the AIM and ASX markets on November 7, 2007 and November 8, 2007, respectively.

See Section 1 of the Offer Circular, "Vaaldiam — Elkedra Diamonds NL".

BACKGROUND TO THE OFFER

Overview

GWD has since its inception been aware of the cost, not just of continuing to explore for diamonds, but in particular of developing a property and bringing a mine to production if diamonds were found. During its first couple of years following inception, GWD was able to access funds relatively easily, because of the popularity of diamonds with investors, due to the success of other mining companies with properties in the same area. More recently, it has become more time consuming to raise capital and so, as is common in the junior resource industry, an increasing proportion of management's time has had to be spent raising funds, at a time when it is also increasingly difficult to hire qualified operational and management personnel, due to the surge in activity in mining and exploration in Canada and the world. With competition for funds and personnel from not just other diamond companies, but from other mining companies, management of GWD has long been aware that a merger with another company may be the best way to ensure its long term viability , and the best interest of its shareholders.

Following preliminary meetings and negotiations between management of GWD and VAA, a confidentiality and standstill agreement was executed with VAA on May 14, 2007, which allowed mutual due diligence to commence.

The Board met on June 5, 2007, and heard a presentation by Wellington West Capital Markets Inc. ("**WWCM**") on the advantages and disadvantages of the terms arising from the preliminary negotiations. The Board of GWD viewed the price at that time as inadequate, and directed management to continue to negotiate within certain parameters, and appointed a special committee (the "**Special Committee**"), comprised of GWD directors independent of Zoneplan, Santa Elina, and management of GWD, to review the transaction in more detail and make a recommendation to the Board.

GWD retained WWCM to provide financial advisory services. In its role as financial advisor, WWCM agreed that it would provide, if requested by the Special Committee, a fairness opinion with respect to the Offer (the "**Fairness Opinion**").

The Board of Directors of VAA met on June 14, 2007 to consider the status of negotiations and the possibility of making the Offer and approving the Elkedra Arrangement.

The Special Committee of GWD met on three occasions and on June 28, 2007, reviewed the terms of the Offer and the Support Agreement and received the written Fairness Opinion (as hereinafter defined under *Formation and Mandate of the Special Committee*). Based upon the foregoing, and other considerations, the Special Committee unanimously determined to recommend that the Board of GWD recommend that Shareholders accept the Offer and tender their Shares to the Offer.

On July 2, 2007, the Board of GWD received an update from management and its financial and legal advisors regarding the Offer, as well as the recommendation of the Special Committee. The Board of GWD unanimously authorized management to enter into the Support Agreement.

On July 2, 2007, the Board of Directors of VAA received an update from its management and its financial and legal advisors regarding the Offer and the Elkedra Arrangement. The Board of Directors of VAA authorized management to enter into the Support Agreement and the Lock-Up Agreements in connection with the Offer.

The Support Agreement was signed July 3, 2007 and VAA announced its intention to make the Offer and the Elkedra Arrangement after the closing of trading on the TSX on Tuesday, July 3, 2007.

On October 25, because of the passage of time since the Support Agreement was signed, the Special Committee met again to consider whether the Offer was still in the best interest of Shareholders. The Committee determined that there had been no material changes in the affairs of either GWD or VAA, no significant developments in the industry generally, nor any inquiries that might lead to an alternative proposal, that the Fairness Opinion provided by WWCM was still valid and needed no update, and that the reasons for recommending the Offer were still applicable, and so concluded that the Offer was still in the best interest of Shareholders and reiterated its recommendation to the Board.

The Board met again on October 29 and received another update from management and the recommendation of the Special Committee, and reiterated its unanimous approval of the Offer.

Formation and Mandate of GWD Special Committee

On June 5, 2007, the Board established the Special Committee comprised of J. Rupert Allan, Geoffrey Farrar, and Harvey Lawson, all of whom are independent of Zoneplan, Santa Elina and of management of GWD.

The Special Committee's mandate was to:

• review and supervise the process to be carried out by GWD and its professional advisors in dealing with the expression of interest received from VAA to acquire GWD;

• supervise the preparation of the Fairness Opinion;

• consider all applicable legal and regulatory requirements relating to the Offer;

• make a recommendation to the Board with respect to the acceptance, rejection or recommended acceptance or recommended rejection of the Offer;

• supervise the preparation of any documents of GWD required in connection with the Offer; and

• ensure such process is fair and equitable.

In its role as financial advisor to the Special Committee, WWCM provided a Fairness Opinion with respect to the Offer. The Special Committee, based in part on representations made to it by WWCM, concluded that WWCM was qualified to provide a fairness opinion with respect to the Offer.

Proceedings and Deliberations of the Special Committee

Between June 13, 2007 and June 28, 2007, the Special Committee met three times with, when appropriate, its legal and financial advisors to review and discuss the terms of the proposed Offer, review and discuss the due diligence review of VAA and Elkedra and the preliminary results of the Fairness Opinion. The Special Committee also considered the merits and impact of the Elkedra Arrangement.

At its meeting on June 13, 2007, the Special Committee discussed its mandate generally, and received a presentation from legal counsel as to the legal duties and responsibilities of the Special Committee in the context of the Offer. On June 22, 2007, the Special Committee reviewed the proposed terms of the Support Agreement and received an update on the due diligence review conducted to date. On June 28, 2007, the Special Committee convened for a status update on the progress of negotiations of the Offer.

Also on June 28, 2007, WWCM made a presentation to the Special Committee as to the fairness, from a financial point of view, of the consideration to be received by GWD Shareholders pursuant to the Offer. The Special Committee then discussed WWCM's analysis and presentation. At the meeting, WWCM delivered the written Fairness Opinion.

At the June 28, 2007 meeting, the Special Committee unanimously resolved to recommend that the Board approve the Offer and recommend that GWD Shareholders accept the Offer and tender their Shares to the Offer. The Board then met and received a report from the Special Committee including the Special Committee's recommendation.

Reasons for Recommendation of Special Committee

In reaching its conclusions with respect to the Offer, the Special Committee considered relevant factors including the following:

• *Fairness Opinion:* The Fairness Opinion to the effect that, as of June 27, 2007 and subject to the assumptions and limitations set out therein, the consideration to be offered to Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders.

• *Ability to Respond to Superior Proposals:* Under the Support Agreement, the Board remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable from a financial point of view than the Offer.

• *Participation in the Creation and Growth of one of Canada's Leading Diamond Companies.* The entity resulting from the combination of VAA and GWD (the "**Combined Entity**") will be in a strong position to promptly pursue subsequent transactions with the goal of acquiring near term diamond production. If VAA acquires all of the Shares and completes the Elkedra Arrangement, the three-way combination is expected to create a company that will become one of the leading, mid-cap, pure diamond exploration and development companies in Canada.

• *Valuation Growth.* The Combined Entity should offer opportunities for an improved market valuation due to, among other things: (i) creating a strong platform from which pre-development assets can be brought to production and achieve a higher valuation multiple; (ii) creating an overall, compelling investment opportunity in rough diamonds; and (iii) providing exposure to a broader exploration and development property portfolio.

• *Increased Liquidity.* Due to the larger number of shares which will be outstanding and the larger shareholder base and expected increased profile, the Combined Entity should have greater trading liquidity than GWD does currently.

• *Strong, Experienced Technical and Management Teams.* The Combined Entity will have a strong, experienced management group supported by a qualified technical team with unique experience in the Canadian and Brazilian diamond exploration and development sector.

• *Enhanced Financial Platform.* The Combined Entity should have greater flexibility and improved access to financial resources to maximize the value of VAA and GWD's existing properties as well as to pursue a broader spectrum of future growth opportunities that may have been inaccessible to each company on its own.

• *Opportunities for Further Consolidation and Acquisition.* In general, the trend towards consolidation and growth in the mining sector has been supported and rewarded by the financial markets. The Combined Entity will be in a position to identify additional opportunities in Canada, Brazil, and elsewhere and to participate further in the ongoing consolidation of the diamond exploration and development landscape.

• *Large and Diversified Asset Base.* The Combined Entity will benefit from an extensive and diversified asset base consisting of highly prospective exploration landholdings in Canada, Brazil and other diamond-prone areas of the world, creating a unique project pipeline.

In reaching its determination, the Special Committee also considered and evaluated, among other things: (a) information concerning the business, operations, property, assets, financial condition, operating results and prospects of GWD and VAA, as well as Elkedra, all separately and on a combined basis; (b) current industry, economic and market conditions and trends and its informed expectations as to the prospects for the industry; and (c) historical market prices and trading information with respect to the Shares and VAA Shares.

The discussion of the information and factors considered by the Special Committee and described in this Directors' Circular is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee. In addition, in reaching the determination to recommend acceptance of the Offer, the Special Committee did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board has determined that the Offer is fair to the Shareholders and is in the best interests of GWD and therefore recommends that Shareholders ACCEPT the Offer and TENDER their Shares to the Offer. See "Reasons for the Recommendation".

Shareholders should consider the Offer carefully and come to their own conclusions as to whether to accept or reject the Offer. Shareholders who are in doubt as to how to respond to the Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors.

FAIRNESS OPINION

WWCM was retained to provide financial advice and assistance to the Special Committee in evaluating the Offer and, if requested by the Special Committee, to provide its opinion as to the fairness of the consideration to be received by the Shareholders pursuant to the Offer, from a financial point of view, to the Shareholders. The full text of the Fairness Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by WWCM in rendering the Fairness Opinion, is attached as Schedule "A" to this Directors' Circular. Shareholders are urged to read the Fairness Opinion carefully and in its entirety. The Fairness Opinion does not constitute a recommendation to any Shareholder as to how to respond to the Offer.

In preparing the Fairness Opinion, WWCM assumed and relied on the accuracy, completeness and fair presentation of all information supplied or otherwise made available to WWCM, discussed with or reviewed by or for WWCM, or publicly available, and has not assumed any responsibility for independently verifying such information. With respect to the financial forecast information furnished to or discussed with WWCM by GWD, WWCM assumed that such financial forecast information was reasonably prepared and reflected the best currently available estimates and judgments of GWD's management as to the expected future financial performance of GWD. The Fairness Opinion is necessarily based on market, economic and other conditions as they existed and were able to be evaluated on, and the information made available to it as of June 27, 2007.

In the Fairness Opinion, WWCM concluded that, as of June 27, 2007 and subject to the assumptions, qualifications and limitations set out therein, the consideration to be received by Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders.

SUPPORT AGREEMENT

The following is a summary of the material provisions of the Support Agreement and is qualified in its entirety by the full text of the Support Agreement filed by GWD with the Canadian securities regulatory authorities and available at www.sedar.com. All capitalized terms used herein, if not otherwise defined in this Circular, have the meanings set out in the Support Agreement.

VAA may assign all or any part of its rights under the Support Agreement to, and its obligations under the Lock-Up Agreements may be assumed by, a subsidiary of VAA, provided that if such assignment and/or assumption takes place, VAA shall continue to be liable severally with such subsidiary for all of its obligations under the Support Agreement.

Approval by Board of Directors

On July 3, 2007, VAA and GWD entered into the Support Agreement pursuant to which VAA agreed to make the Offer. GWD has represented and warranted to VAA in the Support Agreement that the Board has determined that the Offer is fair to the Shareholders and that the Offer is in the best interests of GWD and has resolved to recommend to the Shareholders that they accept the Offer and deposit their Shares under the Offer. The Special Committee has received a Fairness Opinion from WWCM, and the Board has approved the execution and performance of the Support Agreement.

Cease Negotiation

GWD has agreed under the terms of the Support Agreement that it will, and will cause the officers, directors, employees, representatives and agents of GWD and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than VAA) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. GWD agrees not to release any third party from any confidentiality agreement to a potential Acquisition Proposal to which such third party is a party or from any standstill agreement or provision to which such third party is a party unless such third party has made a Superior Proposal.

No Solicitation

Under the terms of the Support Agreement, GWD shall not, directly or indirectly, through any officer, director, employee, representative or agent of GWD or any of its subsidiaries, (i) actively solicit, initiate or actively encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, (iii) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to VAA, the approval of the Board of the Offer, (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (v) accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in the Support Agreement shall prevent the Board from taking any of the actions described in clauses (i) through (v) above in respect of a Superior Proposal (as hereinafter defined).

Notice of Acquisition Proposals

Under the terms of the Support Agreement, GWD shall immediately notify VAA of any Acquisition Proposal or written inquiry that could lead to an Acquisition Proposal, of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to GWD or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of GWD or any of its subsidiaries by any person that informs GWD or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and, provided VAA agrees to such requests as to the confidentiality to be afforded in respect of such Acquisition Proposal that the person proposing the Acquisition Proposal may reasonably request, a description of the material terms and conditions of any such Acquisition Proposal or inquiry, and shall provide the identity of the person making any such Acquisition Proposal or inquiry and such other details of the proposal or inquiry as VAA may reasonably request. GWD shall (i) keep VAA fully informed of the status, including any change to the material terms of any such Acquisition Proposal or inquiry; and (ii) provide VAA with copies of all correspondence and other written material sent or provided to GWD from any person in connection with any Acquisition Proposal or inquiry or sent or provided by GWD to any person in connection with any Acquisition Proposal or inquiry immediately after receipt or delivery thereof.

If GWD receives a request for material non-public information from a person who proposes an unsolicited *bona fide* Acquisition Proposal and the Board determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Board may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Confidentiality Agreement, provide such person with access in accordance with the Support Agreement to information regarding GWD; provided, however, that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that GWD sends a copy of any such confidentiality agreement to VAA immediately upon its execution and VAA is immediately provided with a list and copies of all information provided to such person not previously provided to VAA and is immediately provided with access to information similar to that which was provided to such person.

Acceptance of a Superior Proposal

Under the terms of the Support Agreement, GWD has agreed not to accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement as permitted pursuant to the non-solicitation provisions of the Support Agreement) unless (a) GWD has complied with its obligations under the Support Agreement in respect of, among others, non-solicitation, notice of acquisition proposals, VAA's right to match, the agreement as to termination payments and reimbursement of expenses described below, and has provided VAA with a copy of the Superior Proposal and (b) a period (the "**Response Period**") of five business days shall have elapsed from the date on which VAA received written notice from the Board that the Board determined, subject only to compliance with the right to match provisions contained in the Support Agreement, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal.

"**Superior Proposal**" means a bona fide, written Acquisition Proposal received after July 3, 2007 that:

(a) did not result from a breach of any agreement between the person making such Acquisition Proposal and GWD or any of its subsidiaries, or the non-solicitation provisions of the Support Agreement;

(b) involves not less than 50.1 percent of the outstanding Shares or 50.1 percent of the consolidated assets of GWD; and

(c) in respect of which the Board determines in its good faith judgment, after consultation with its financial advisors and its outside counsel, that there is a reasonable likelihood that any required financing will be obtained and that the Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction that: (A) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (B) is more favourable to Shareholders from a financial point of view than the Offer taking into account any approval requirements and all other financial, legal, regulatory and other aspects of such proposal.

Right to Match

During the Response Period, VAA will have the right, but not the obligation, to offer to amend the terms of the Offer. The Board will review any such proposal by VAA to amend the terms of the Offer, including an increase in, or modification of, the consideration to be received by the holders of Shares, to determine whether the Acquisition Proposal to which VAA is responding would be a Superior Proposal when assessed against the Offer as it is proposed by VAA to be amended. If the Board does not so determine, the Board will promptly reaffirm its recommendation of the Offer, as amended. If the Board does so determine, GWD may on termination of the Support Agreement in accordance with its terms and the payment of the termination payment, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Conditions; Extension of the Offer

The Support Agreement provides that the Offer is subject to certain conditions including, among other things, that the Locked-Up Shareholders shall have validly deposited under the Offer and not withdrawn at the Expiry Time an aggregate of 43,577,779 Shares. VAA may, under the terms of the Support Agreement, waive in writing at any time, in whole or in part, any condition of the Offer. VAA has agreed pursuant to the Support Agreement that it will not impose additional conditions to the Offer or amend, modify or change the terms and conditions of the Offer in a manner that is adverse to GWD Shareholders without the prior written consent of GWD, other than (i) subject to the Outside Date (meaning 180 days after the date the Offer is mailed to the Shareholders, provided that the Outside Date may be extended further to such later date as may be agreed upon by the relevant parties in writing), to extend the Expiry

Date if, on the Expiry Date on which the Offer is scheduled to expire, any of the conditions to the Offer shall not be satisfied or waived by VAA, until such time as such conditions are satisfied or waived by VAA or (ii) to comply with the legal obligations of VAA with respect to any amendment, modification or change of the Offer.

Outstanding Options and Certain Other Purchase Rights

Under the terms of the Support Agreement, VAA agrees that the Board may, subject to receipt of all necessary regulatory approvals, take the necessary actions to provide that all options to purchase Shares granted under the stock option or incentive plans for directors, officers and employees of GWD and other eligible persons (as applicable) (the "**Options**") shall (i) not expire prior to the date on which such Options were to expire pursuant to their terms; and (ii) fully vest, to the extent such Options are not fully vested.

VAA has agreed to use reasonable commercial efforts to take all steps to ensure that all Options and all warrants to purchase Shares ("**Warrants**") (both vested and unvested) outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction or Compulsory Acquisition Transaction (as those terms are defined in the Support Agreement) will become securities of VAA exercisable to purchase VAA Shares following the completion of the Offer.

Under the terms of the Support Agreement, VAA agrees that the holders of Warrants shall, in accordance with the terms of the Warrants, upon exercise, receive VAA Shares in the same number as would have been received had the Warrants been exercised at the time of the Offer.

Representations, Warranties and Covenants

The Support Agreement contains certain customary representations and warranties of each of VAA and GWD. These representations and warranties terminate upon the earlier of the date on which VAA first takes up and pays for Shares deposited to the Offer (the "**Effective Date**") or the date on which the Support Agreement is terminated in accordance with its terms.

The Support Agreement also contains customary negative and positive covenants by GWD and VAA. Among other things, GWD has agreed that, until the earlier of the Effective Date and the time the Support Agreement is terminated in accordance with its terms, unless VAA shall otherwise agree in writing, such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by the Support Agreement or the Offer, its business and that of its subsidiaries shall be conducted only in compliance with any material contracts to which it is a party and in the usual and ordinary course of business consistent with past practice. GWD also agreed to use all commercially reasonable efforts to maintain and preserve its, and its subsidiaries', business organization, assets, employees, goodwill, and business relationships. GWD has agreed that it will not and will cause its subsidiaries not to take certain actions specified in the Support Agreement, including paying dividends or making other distributions on the Shares.

In addition, GWD has agreed under the Support Agreement to take all actions necessary or desirable to make the transactions contemplated in the Support Agreement effective, including to: (a) apply for and use all commercially reasonable efforts to obtain all regulatory approvals relating to GWD or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep VAA reasonably informed as to the status of the proceedings related to obtaining the regulatory approvals; (b) defend all lawsuits or other legal, regulatory or other proceedings against GWD challenging or affecting the Support Agreement or the consummation of the transactions contemplated by the Support Agreement; (c) forthwith at the request of VAA upon confirmation that VAA beneficially owns more than 66 ⅔% of the Shares, use its reasonable commercial efforts to assist in effecting the resignations of the GWD directors and causing them to be replaced by persons nominated by VAA; and (d) assist VAA with regards to fulfilling its obligations regarding dissenting offerees under the Offer.

Termination

The Support Agreement includes the following termination rights which must be exercised prior to 12:01 a.m. (Eastern Time) on the Effective Date (the date on which VAA first takes up and pays for GWD shares deposited to the Offer), each subject to its specific terms:

(a) VAA or GWD may terminate the Support Agreement if: (i) any Law makes the making or completion of the Offer or the transactions contemplated by the Support Agreement illegal or otherwise prohibited; or (ii) the Expiry Date (180 days after the Offer is mailed to GWD Shareholders) does not occur on or prior to the Outside Date;

(b) VAA may terminate the Support Agreement if the Board shall have: (i) withdrawn or modified in a manner adverse to VAA its approval or recommendation of the Offer and the transactions contemplated by the Support Agreement (unless VAA shall have made a misrepresentation as at July 3, 2007 or breached a covenant under the Support Agreement in such a manner that GWD would be entitled to terminate the Support Agreement in accordance with the terms thereof); or (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a permitted confidentiality agreement);

(c) subject to the notice and cure provisions under the Support Agreement, VAA may terminate the Support Agreement if any condition described in Section 2.3 or listed in Schedule B of the Support Agreement is not satisfied or waived by VAA at or before the Expiry Time;

(d) GWD may terminate the Support Agreement if: (i) subject to the notice and cure provisions under the Support Agreement, any representation or warranty of VAA set out in the Support Agreement qualified as to materiality shall not be true and correct or any such representation or warranty not so qualified shall not be true and correct in all material respects as of July 3, 2007 and as of the Expiry Date as if made on and as of such date (except to the extent that any such representation and warranty speaks as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date) or VAA shall not have performed in all material respects any covenant to be performed by it under the Support Agreement; (ii) the Offer (or any amendment thereto other than as permitted by the Support Agreement or any amendment thereof that has been mutually agreed to by the parties to the Support Agreement) does not conform, in all material respects with the conditions to the Offer as set out in the Support Agreement or any amendment thereof that has been mutually agreed to by the parties; or (iii) the Offer has been terminated, withdrawn or expires;

(e) GWD may terminate the Support Agreement in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement as permitted by the Support Agreement, subject to compliance with the non-solicitation and right to match provisions of the Support Agreement);

(f) VAA or GWD may terminate the Support Agreement if the Expiry Date does not occur on or before the Outside Date.

Termination Payments

GWD has agreed to pay to VAA an amount of $750,000 as a termination payment, if the Offer is not consummated because any of the following events occur:

(a) VAA terminates the Support Agreement as a result of the Board having (i) withdrawn or modified in a manner adverse to VAA its approval or recommendation of the Offer and the transactions contemplated by the Support Agreement (unless VAA shall have made a misrepresentation as of July 3, 2007 or breached a covenant under the Support Agreement in such a manner that GWD would be entitled to terminate the Support Agreement in accordance with the terms thereof); or (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a permitted confidentiality agreement);

(b) GWD shall have terminated the Support Agreement in order to enter into a binding written agreement with respect to a Superior Proposal (other than a permitted confidentiality agreement pursuant to the Support Agreement), subject to compliance with the non-solicitation and right to match provisions of the Support Agreement and provided that no termination shall be effective unless and until GWD shall have paid VAA the termination payment; or

(c) GWD shall have intentionally and materially breached its non-solicitation or right to match obligations under the Support Agreement.

If after the execution of the Support Agreement the Offer is not consummated because (a) GWD has terminated the Support Agreement because of a breach by VAA of its representations, warranties or covenants in the Support Agreement in such a manner that GWD would be entitled to terminate the Support Agreement in accordance with its terms; (b) VAA withdraws the Offer, otherwise than as permitted under the Support Agreement; or (c) VAA has not completed the acquisition of Elkedra, then VAA shall pay to GWD an amount equal to the expenses incurred by GWD in connection with this Agreement and the Offer, but not greater than $710,000.

D&O Insurance

From and after the Effective Date and for a period ending six years after the Expiry Time, VAA shall cause GWD or any successor to GWD to maintain GWD's current directors' and officers' insurance policy (or a policy reasonably equivalent) (the "**D&O Policy**") on terms and conditions which are no less advantageous to the directors and officers of GWD than those contained in the policy in effect on July 3, 2007, for all present and former directors and officers of GWD or any successor to GWD, covering claims made prior to or within six years after the Expiry Date; provided, however, that in no event will GWD be required to pay in excess of 300% of the annual premium currently paid by GWD for such coverage for the purchase of such D&O Policy, and if the cost for such coverage is in excess of such amount, GWD shall only maintain such coverage as is available for such amount.

From and after the Effective Date, VAA shall cause GWD (or any successor) to indemnify the current and former directors and officers of GWD to the same extent to which VAA indemnifies its directors as at July 3, 2007.

SHARE CAPITAL OF GWD

The authorized share capital of GWD consists of an unlimited number of Shares. As of November 2, 2007, 94,655,199 Shares are issued and outstanding. In addition, as of November 2, 2007, options to acquire up to 6,750,000 additional Shares granted pursuant to GWD's stock option plan are issued and outstanding. Also, as of November 2, 2007 warrants to acquire up to 28,735,621 additional Shares, that were granted either attached to Shares in connection with issuances of units (24,214,770) or as partial consideration to agents for services associated with issuances of securities (4,520,851), are issued and outstanding.

OWNERSHIP OF SECURITIES BY DIRECTORS AND OFFICERS OF GWD

The following table sets out the names and positions of each director and officer of GWD and the number, designation and percentage of outstanding securities of GWD beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates, including options to acquire Shares.

Name	Shares	Warrants	Options
Brent Jellicoe, President, CEO and Director	42,000*	42,000	675,000
Gary Billingsley, Chairman of the Board, CFO and Director	0	0	675,000
Harvey Lawson, Director	60,000*	0	400,000
James Engdahl, Director	0	0	400,000
Wayne Schigol, Director	652,000*	0	500,000

J. Rupert Allan, Director	0	0	200,000
Geoffrey Farrar, Director	0	0	200,000
John Pearson, Vice President, Exploration	0	0	675,000
Kristal Kaye, Secretary	0	0	575,000
	754,000*	42,000	4,300,000

* Means less than 1%

The directors and officers of GWD, as a group, own or beneficially own or exercise control and direction over, directly or indirectly, 754,000 Shares being less than 1% of the outstanding Shares.

PRINCIPAL HOLDERS OF SECURITIES OF GWD

To the knowledge of the directors and senior officers of GWD, after reasonable enquiry, the only persons holding more than 10% of any class of securities of GWD and the number, designation and percentage of outstanding securities of GWD owned or over which control or direction is exercised by them, are as set forth below:

Name	Number of Shares	Percentage of Shares
Zoneplan	28,177,778	29.77%
GWMG	9,500,001	10.04%

INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS WITH RESPECT TO THE OFFER

VAA has executed lock-up agreements with Zoneplan, Peter Marrone, GWMG and Brent Jellicoe under which they have irrevocably agreed to tender to the Offer all of their Shares, together representing approximately 46.14% of the outstanding Shares. The Offer will be conditional on at least 66 ⅔% of the Shares being tendered, including the Shares being tendered to the Offer under the lock-up agreements.

TRADING IN SECURITIES OF GWD

Except for a distribution by private placement of 4,885,000 flow-through common shares which closed August 16, 2007, during the six months preceding the date hereof, none of GWD, the directors or senior officers of GWD or, to the knowledge of the directors and senior officers of GWD, after reasonable enquiry, any associate of such persons, any person holding or exercising control or direction over 10% or more of the Shares or any person acting jointly or in concert with GWD, has traded any Shares.

ISSUANCES OF SECURITIES OF GWD

Shares

During the two years preceding the date of the Offer, Shares have been issued to one director and senior officer of GWD. Brent Jellicoe purchased 42,000 units, each unit consisting of one common share and one common share purchase warrant, as part of a private placement in June 2006.

Options

Options have been issued to the directors or senior officers of GWD during the two years preceding the date of the Offer as set out below:

Name	No. of Options Granted	Exercise Price	Date Granted	Expire Date
Brent Jellicoe	300,000	0.65	8/25/2006	8/25/2011
	75,000	0.43	12/27/2006	12/27/2011
	300,000	0.43	4/2/2007	4/2/2012
Gary Billingsley	300,000	0.38	11/8/2005	11/8/2010
	75,000	0.43	12/27/2006	12/27/2011
	300,000	0.43	4/2/2007	4/2/2012
Harvey Lawson	300,000	0.38	11/8/2005	11/8/2010

	100,000	0.43	4/2/2007	4/2/2012
James Engdahl	200,000	0.65	8/25/06	8/25/2011
	200,000	0.43	4/2/2007	4/2/2012
Wayne Schigol	300,000	0.65	8/25/2006	8/25/2011
	200,000	0.43	4/2/2007	4/2/2012
J. Rupert Allan	100,000	0.65	8/25/2006	8/25/2011
	100,000	0.43	4/2/2007	4/2/2012
Geoffrey Farrar	100,000	0.65	8/25/2006	8/25/2011
	100,000	0.43	4/2/2007	4/2/2012
Kristal Kaye	200,000	0.38	11/8/2005	11/8/2010
	175,000	0.43	12/27/2006	12/27/2011
	200,000	0.43	4/2/2007	4/2/2012
John Pearson	200,000	0.38	11/8/2005	11/8/2010
	175,000	0.43	12/27/2006	12/27/2011
	300,000	0.43	4/2/2007	4/2/2012
Total	4,300,000			

OWNERSHIP OF SECURITIES OF VAA

None of GWD or the directors or senior officers of GWD or, to their knowledge after reasonable enquiry, any of their respective associates, or any person or company holding more than 10% of any class of equity securities of GWD or any person or company acting jointly or in concert with GWD, beneficially owns, directly or indirectly, or exercises control or direction over, any securities of VAA other than Santa Elina, the parent company of Zoneplan, which indirectly holds 28,558,833 VAA shares representing approximately 34.3% of the issued and outstanding VAA Shares and which will represent approximately 17% of the issued and outstanding VAA Shares following completion of the Elkedra Arrangement, as further described below in the section entitled "Interests of Certain Persons in Material Contracts of VAA".

RELATIONSHIP BETWEEN VAA AND DIRECTORS AND SENIOR OFFICERS OF GWD

There are no other arrangements, agreements, commitments or understandings made or proposed to be made between VAA and any of the directors or senior officers of GWD and no other payments or other benefits are proposed to be made or given by VAA to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful, other than, subject to receipt of regulatory approval, the potential retainer by VAA of certain of the directors of GWD to form an advisory board. If such board is retained, the members thereof would be entitled to retain any Options they currently hold for a period of one year following completion of the Offer. Other than the Lock-Up Agreements, there are no contracts, arrangements or understandings, formal or informal, between VAA and any securityholder of GWD with respect to the Offer or between VAA and any person or company with respect to any securities of GWD in relation to the Offer.

None of the directors or senior officers of GWD is a director or senior officer of VAA or any of its subsidiaries.

ARRANGEMENTS BETWEEN GWD AND ITS DIRECTORS AND SENIOR OFFICERS

On June 14, 2007, GWD entered into an Employment Agreement with Brent Jellicoe, President and Chief Executive Officer of GWD. The Employment Agreement provides that in the event Mr. Jellicoe is terminated other than for cause, GWD must give him 24 months' advance notice in writing or pay in lieu of notice, being $300,000. If there is a merger, amalgamation, dissolution or change in control of GWD, or the undertaking of GWD is sold, leased or transferred, by means of a single transaction or the last in a series of transactions with the same effect, GWD shall ensure that Jellicoe retains his position with the successor corporation or business on the same terms and conditions as contained in this agreement, or in the alternative, including any form of constructive dismissal and/or denigration, Mr. Jellicoe may resign and GWD shall compensate Mr. Jellicoe in the same manner.

GWD also has contracts with one officer and two other employees pursuant to which a payment is to be made by way of compensation for losing, remaining in or retiring from office if the Offer is successful. Kristal Kaye, GWD's Controller and Corporate Secretary, is entitled to be paid 15 months' payment ($125,000) in lieu of notice if GWD is not able to ensure that she retains her position following a successful take-over bid, on the same terms and conditions, including any form of constructive dismissal. The other two employees have identical clauses in their contracts, and are entitled to $96,000 and $48,750, respectively.

Except as described above, no other arrangement or agreement has been made or is currently proposed to be made between GWD and any of its directors or senior officers including any arrangement or agreement as to any payment or other benefit to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

INTEREST OF CERTAIN PERSONS IN MATERIAL CONTRACTS OF VAA

Other than as described herein, none of the directors or senior officers of GWD nor, to the knowledge of such directors and senior officers after reasonable enquiry, none of their respective associates nor any person or company who owns more than 10% of any class of securities of GWD has any interest in any material contract to which VAA is a party.

VAA has executed lock-up agreements with Zoneplan, Peter Marrone, GWMG and Brent Jellicoe under which they have irrevocably agreed to tender to the Offer all of their Shares, representing approximately 46.14% of the outstanding Shares.

MATERIAL CHANGES IN THE AFFAIRS OF GWD

Except as publicly disclosed or as otherwise described or referred to in the Offer Circular or this Directors' Circular, the directors and senior officers of GWD are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of GWD since June 30, 2007, being the date of the last published unaudited interim financial statements of GWD.

OTHER TRANSACTIONS

There is no transaction, resolution of the Board, agreement in principle or signed contract of GWD, other than as described or referred to in the Offer Circular or this Directors' Circular, which has occurred in response to the Offer. Other than as described or referred to in the Offer Circular or this Directors' Circular, no negotiations are underway in response to the Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving GWD or a subsidiary; (ii) the purchase, sale or transfer of a material amount of assets by GWD or a subsidiary; (iii) an issuer bid or other acquisition of securities by GWD; or (iv) any material change in the capitalization or dividend policy of GWD.

OTHER INFORMATION

Except as otherwise described or referred to in the Offer Circular, this Directors' Circular, or otherwise publicly disclosed, no other information is known to the directors or senior officers of GWD that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

PRIOR VALUATIONS

The Board is not aware of any "prior valuations", as defined in Ontario Securities Commission Rule 61-501, of GWD or its material assets or securities, within the 24 month period preceding the date of the Offer.

STATUTORY RIGHT OF ACTION FOR DAMAGES

Securities legislation in certain of the provinces and territories of Canada provide security holders of GWD with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders.

However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The content of this Directors' Circular has been approved and the delivery thereof has been authorized by the Board.

CONSENT OF WELLINGTON WEST CAPITAL MARKETS INC.

November 7, 2007

To the Directors of Great Western Diamonds Corp.

We refer to the fairness opinion of our firm dated June 27, 2007, which we prepared for the Special Committee of the Board of Directors of Great Western Diamonds Corp. in connection with its consideration of the proposed offer by Vaaldiam Resources Ltd. for all of the common shares of Great Western Diamonds Corp. We consent to the references to the fairness opinion and the inclusion of a summary of the fairness opinion, and the text of the fairness opinion, in this document.

(signed) WELLINGTON WEST CAPITAL MARKETS INC.

CERTIFICATE

November 7, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Shares subject to the Offer.

On behalf of the Board of Directors:

"James B. Engdahl"	*"Gary Billingsley"*
James B. Engdahl Director	Gary Billingsley Director



Wellington West Capital Markets Inc
145 King St W, Suite 700
Toronto, Ontario M5H 1J8
Tel: (416) 642-1900
Fax: (416) 642-1910 – Investment Banking
Fax: (416) 642-1354 – Capital Markets

Schedule "A"

June 27, 2007

The Board of Directors
Great Western Diamonds Corp.
226 Cardinal Crescent
Saskatoon, SK S7L 6H8

To the Board of Directors:

We, Wellington West Capital Markets Inc. ("Wellington West"), understand that Great Western Diamonds Corp. ("GWD") has entered into a letter of intent dated June 11, 2007 (the "LOI") with Vaaldiam Resources Ltd. ("Vaaldiam") regarding a possible offer by Vaaldiam for all of the issued and outstanding common shares of GWD (the "Transaction"). Under the proposed terms of the Transaction, Vaaldiam will issue to the shareholders of GWD 0.4500 of a common share in the capital of Vaaldiam in exchange for each common share of GWD. The LOI further contemplates that the Transaction would be completed concurrently with an acquisition by Vaaldiam of all of the issued and outstanding common shares of Elkedra Diamonds NL ("Elkedra") for a purchase price to be satisfied by the issuance of 0.5200 common shares of Vaaldiam for each share of Elkedra (together with the Transaction, the "Transactions").

The Board of Directors of GWD (the "Board") has retained Wellington West to provide an opinion, in customary form, to the Board (the "Fairness Opinion") as to the fairness of the consideration to be received under the Transaction, from a financial point of view, to the shareholders of GWD.

ENGAGEMENT

GWD initially contacted Wellington West regarding a potential advisory assignment on May 14, 2007, and Wellington West was formally engaged by GWD through an agreement between GWD and Wellington West (the "Engagement Agreement") dated as of June 21, 2007 pursuant to which Wellington West would act as financial advisor to GWD in respect of the Transaction and provide the Board with the Fairness Opinion. The terms of the Engagement Agreement provide that Wellington West is to be paid a fee for its advisory services and a fee for rendering the Fairness Opinion. In addition, Wellington West is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by GWD in certain circumstances. The fees payable to Wellington West for rendering the Fairness Opinion are not contingent in whole or in part upon the completion of the Transactions or on the conclusions reached in the Fairness Opinion.

We understand that the Transaction is not subject to the formal valuation requirements under the applicable policies of corporate or securities regulatory authorities. Accordingly, we have not been engaged to complete a formal valuation of any of GWD, Vaaldiam, Elkedra, or any of their principal assets; however, Wellington West conducted such analyses, investigation, research, and testing of assumptions as it considered to be relevant and necessary in the preparation of this Fairness Opinion.

The Fairness Opinion has been prepared in accordance with disclosure standards for fairness opinions of the Investment Dealers Association of Canada but the Investment Dealers Association has not been involved in the preparation or review of this Fairness Opinion.

CREDENTIALS OF WELLINGTON WEST CAPITAL MARKETS INC.

Wellington West is one of Canada's leading independent investment banking firms and provides services in corporate finance, equity sales and trading, and investment research. The Fairness Opinion expressed herein represents the opinion of Wellington West and the form and content herein have been approved for release by the executive committee of Wellington West, the members of which are experienced in merger, acquisition, divestiture, valuation, fairness opinion, and capital market matters.

Wellington West is not an insider, associate, or affiliate of GWD, Vaaldiam or Elkedra and is not an advisor to any person or company other than GWD with respect to the Transactions. Wellington West may, in the course of its business, provide financial advisory or investment banking services to GWD, Vaaldiam, Elkedra, or any of their respective affiliates from time to time.

Wellington West acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of GWD, Vaaldiam, Elkedra or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Wellington West conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to GWD, Vaaldiam, Elkedra, or the Transactions.

SCOPE OF REVIEW

In connection with our Fairness Opinion, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy of), or carried out, among other things, the following:

i. The LOI dated June 11, 2007;

ii. The draft letter of intent from Vaaldiam to GWD dated May 25, 2007;

iii. Audited financial statements of GWD for the years ended December 31, 2005 through 2007; unaudited quarterly financial statements for the first quarter ended March 31, 2007;

iv. Audited financial statements of Vaaldiam for the years ended December 31, 2005 through 2007; unaudited quarterly financial statements for the first quarter ended March 31, 2007;

v. Audited financial statements of Elkedra for the years ended June 30, 2005 and 2006, for the half years ended December 31, 2005 and 2006; unaudited quarterly financial statements for the third quarter ended March 31, 2007;

vi. Management Information Circular of Great Western Diamonds Corp. dated May 3, 2007;

vii. Short Form Prospectus of Great Western Diamonds Corp. dated December 12, 2006;

viii. Form 51-102F4 Rondonia Diamond Property Business Acquisition Report Dated March 30, 2007;

ix. *Technical Report on the Rondonia Diamond Project, Rondonia State, Brazil* prepared by William E. Roscoe, Ph.D., P. Eng., Scott Wilson Roscoe Postle Associates Inc., February 16, 2007;

x. *Technical Report on the Properties of Great Western Diamonds Corp.* prepared by Ivan Young, P.Geo., September 18, 2006;

xi. *Technical Report on the Candle Lake Diamond Project.* prepared by Dan Studer, P.Geo., August 8, 2005;

xii. May 2007 Corporate Presentation of GWD;

xiii. *Technical Report – Duas Barras Diamond Project, Brazil* prepared by Paul J. Daigle, P.Geo, March 30, 2007;

xiv. *Technical Report on the Pimenta Bueno Project, Brazil* prepared by Tim Maunula, P.Geo, Wardrop, March 10, 2006;

xv. Vaaldiam Annual Report, 2006;

xvi. Vaaldiam Management Information Circular dated June 14, 2007;

xvii. June 14, 2007 Annual General Meeting Presentation of Vaaldiam;

xviii. Research report on Vaaldiam prepared by Brian Christie, National Bank Financial dated February 16, 2007; Research report prepared by Matthew O'Keefe, Westwind Partners dated June 1, 2007; Research report prepared by Catherine Gignac, Wellington West dated June 25, 2007;

xix. Elkedra Diamonds NL - Placing and Admission to AIM Report, August 2004;

xx. *Independent Consulting Geologist's Report on the Chapada Alluvial Diamond Project in Mato Grosso State, Brazil* prepared by Hugh Durey, B.Sc Geol, FAusIMM, CP (Geol), Hugh Durey & Associates, June 29, 2004;

xxi. *Independent Consulting Geologist's Report on the Altjawarra Project, Northern Territory and Queensland State, Australia* prepared by Hugh Durey, B.Sc Geol, FAusIMM, CP (Geol), Hugh Durey & Associates, June 29, 2004;

xxii. Filings on the System for Electronic Disclosure by Insiders (SEDI) for GWD and Vaaldiam;

xxiii. Corporate websites of GWD, Vaaldiam and Elkedra;

xxiv. Press releases for GWD, Vaaldiam and Elkedra since January 8, 2002;

xxv. Public information relating to the business, operations, financial performance and stock trading history of GWD, Vaaldiam, Elkedra and other selected public companies considered by us to be relevant;

xxvi. Public information with respect to other transactions of a comparable nature considered by us to be relevant;

xxvii. Public information regarding the industries in which GWD, Vaaldiam and Elkedra operate;

xxviii. Representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of GWD as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

xxix. Such other corporate, industry and financial market information, investigations and analyses as Wellington West considered necessary or appropriate in the circumstances.

Wellington West has not, to the best of its knowledge, been denied access by GWD to any information requested by Wellington West. Wellington west did not meet with the auditors of GWD and has assumed the accuracy and fair presentation of the audited financial statements of GWD and the reports of the auditors thereon.

ASSUMPTIONS AND LIMITATIONS

Wellington West has not been asked to prepare and has not prepared a formal valuation or appraisal of the securities or assets of any of GWD, Vaaldiam and Elkedra, or any of their respective associates or affiliates, and this opinion should not be construed as such. We have, however, conducted such analyses, investigation, research, and testing of assumptions as we considered necessary in the preparation of this Fairness Opinion. In addition, this Fairness Opinion is not, and should not be construed as, advice as to the price at which securities of GWD, Vaaldiam or Elkedra, after giving effect to the Transaction, may trade at a future date. Wellington West was not engaged to review any legal, tax or accounting aspects of the Transaction.

With the Board's approval and as provided for in the Engagement Agreement, Wellington West has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, and senior management of GWD and their respective consultants and advisors (collectively, the "Information"). The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. In preparing the Fairness Opinion, we have not been provided with direct access to Vaaldiam, Elkedra or their respective managements, and have relied, with your permission, solely on publicly available information relating to Vaaldiam and Elkedra.

We have assumed that the Transaction will be consummated on the terms described in the LOI. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on GWD, Vaaldiam or Elkedra or the contemplated benefits of the Transaction.

Senior officers of GWD have represented to Wellington West in a certificate delivered as of the date hereof, among other things, that: (i) the Information provided orally by, or in the presence of, an officer or employee of GWD or in writing by GWD to Wellington West relating to GWD or the Transaction for the purpose of preparing this Fairness Opinion was, at the date the Information was provided to Wellington West, and is, except as has been disclosed in writing to Wellington West, complete, true and correct in all material respects, and did not and does not contain any untrue statement of material fact in respect of GWD or the Transaction, necessary to make the information not misleading in light of the circumstances under which the Information was made or provided; and (ii) since the dates on which the Information was provided to Wellington West, except as disclosed in writing to Wellington West, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of GWD and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and on the basis of the condition and prospects, financial and otherwise, of GWD and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Wellington West in discussions with management of GWD. Wellington West has assumed that that all consents, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Transaction can proceed as scheduled and without material additional cost to GWD or liability of GWD to third parties, that the procedures being followed to implement the Transaction are valid and effective, that all required documents will be distributed to the GWD shareholders in accordance with applicable laws and that the disclosure in such documents will be accurate and will comply with the requirements of applicable laws. We have also assumed that all draft documents (if any) referred to under "Scope of Review" above are accurate versions, in all material respects, of the final form of such documents.

In its analyses and in preparing the Fairness Opinion, Wellington West made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Wellington West or any party involved in the Transaction.

The Fairness Opinion has been provided for the use of the Board of Directors of GWD and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of Wellington West. The Fairness Opinion is given as of the date hereof, and Wellington West disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Wellington West's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Wellington West reserves the right to change, modify or withdraw the Fairness Opinion.

Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received under the Transaction by the GWD shareholders. The Fairness Opinion is not to be construed as a recommendation to any securityholder as to whether to tender or vote its securities in favour of the Transaction.

FAIRNESS ANALYSIS

In rendering this Fairness Opinion, Wellington West has considered and performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant assumptions and methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not necessarily susceptible to partial analysis or summary description. Qualitative judgments were made based upon Wellington West's assessment of the surrounding factual circumstances relating to the Transactions and upon Wellington West's analysis of such factual circumstances, in its best judgment. Any attempt to select portions of Wellington West's analysis or of the factors considered, without considering all of the analysis employed and factors considered, would likely create an incomplete and misleading view of the process underlying this Fairness Opinion. This Fairness Opinion should be read in its entirety.

FAIRNESS CONCLUSION

Based upon and subject to the foregoing, Wellington West is of the opinion that, as of June 27, 2007, the consideration to be received under the Transaction is fair, from a financial point of view, to the shareholders of GWD.

Yours very truly,

Wellington West Capital Markets Inc.

WELLINGTON WEST CAPITAL MARKETS INC.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Vaaldiam Resources Ltd. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process for Vaaldiam Resources Ltd. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 8, 2007.

VAALDIAM RESOURCES LTD.

By: ______________________
Kenneth W. Johnson, President and
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
2.1	Annual Information Form of Vaaldiam Resources Ltd. dated March 22, 2007 for the year ended December 31, 2006.
2.2	Audited comparative consolidated financial statements of Vaaldiam Resources Ltd. and the notes thereto for the financial years ended December 31, 2006 and 2005, together with the auditors' report thereon dated March 16, 2007.
2.3	Management's discussion and analysis of financial condition and results of operations of Vaaldiam Resources Ltd. for the year ended December 31, 2006.
2.4	Audited comparative consolidated financial statements of Vaaldiam Resources Ltd. and the notes thereto for the financial years ended December 31, 2005 and 2004, together with the auditors' report thereon dated March 31, 2006.
2.5	Unaudited comparative consolidated interim financial statements of Vaaldiam Resources Ltd. and the notes thereto for the financial periods ended June 30, 2007 and 2006.
2.6	Management's discussion and analysis of financial condition and results of operations of Vaaldiam Resources Ltd. for the financial period ended June 30, 2007.
2.7	Management Proxy Circular dated May 8, 2007 for the annual meeting of shareholders of Vaaldiam Resources Ltd. held on June 14, 2007.
2.8	Material Change Report dated March 9, 2007 relating to the acquisition by Vaaldiam Resources Ltd. of a 100% interest in the Brauna diamond deposits from Majescor Resources Ltd., which held a 40% interest in the joint venture.
2.9	Material Change Report dated July 10, 2007 relating to the Offer and a scheme of arrangement between Elkedra Diamonds NL and Vaaldiam Resources Ltd.
2.10	Material Change Report dated July 23, 2007 relating to the announcement of the subscription receipt financing.
2.11	Material Change Report dated August 22, 2007 relating to the closing of the subscription receipt financing.
2.12	Technical Report on the Duas Barras Project, Brazil (revised) dated March 30, 2007.
2.13	Technical Report on the Chapada Alluvial Diamond Project, Mato Grosso State, Brazil dated August 31, 2007.

EXHIBIT 2.1


VAALDIAM

ANNUAL INFORMATION FORM

For the year ended December 31, 2006

March 22, 2007

Table of Contents

PRELIMINARY NOTES

All information contained herein is as at March 22, 2007, unless otherwise stated.

Unless the context otherwise indicates, references to the term "**Company**" or "**Vaaldiam**" includes Vaaldiam Resources Ltd., its subsidiaries and joint ventures.

Financial Statements

This Annual Information Form should be read in conjunction with the Company's audited consolidated financial statements and management's discussion and analysis for the 12 months ended December 31, 2006. The financial statements and management's discussion and analysis are available under the Company's profile on the SEDAR website at www.sedar.com.

Currency

All dollar amounts referred to herein are expressed in Canadian dollars unless otherwise specified.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Information Form contains "forward-looking statements". Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in ore reserves, grade or recovery rates, accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under "Description of the Business – Risk Factors".

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GLOSARY OF TECHNICAL TERMS

In this Annual Information Form, the following technical terms have the following meanings:

anomaly/anomalous	Value higher or lower than the expected value, which thereby outlines a zone of potential exploration interest but not necessarily of commercial significance.
carats	Unit of weight in the gemstone trade where 1 carat = 0.2 grams.
development	Preparation of a mineral deposit for commercial production including installations of plant and machinery and the construction of all related facilities.
diamondiferous	Containing diamonds, without any inference as to stone size, grade, value or economic potential.
exploration	The prospecting, mapping, sampling, remote sensing, geophysical surveying, diamond drilling and other work involved in the searching for ore bodies.
indicator minerals	A suite of distinctive minerals, some of which crystallized directly from a kimberlitic magma (phenocrysts) and others that are mantle derived (xenocrysts), that are common constituents of kimberlites, lamproites and orangeites – the three primary host rocks for diamonds. Examples of indicator minerals include picroilmenite, titanium and magnesium rich chromite, chrome diopsides, magnesium rich olivine, pyrope garnet and eclogite garnet. These are also known as kimberlite indicator minerals and diamond indicator minerals (DIMs).
kimberlite	Volatile-rich, potassic ultrabasic rocks with highly variable textures and mineralogic compositions that are one of the primary hosts for diamond deposits. Kimberlite is a hybrid igneous rock crystallized from a molten liquid (kimberlitic magma) originating from the Earth's upper mantle.

CORPORATE STRUCTURE

Name, Address and Incorporation

Vaaldiam was incorporated under the laws of British Columbia on February 28, 1983 under the name "Noble Peak Resources Ltd." and continued under the *Canada Business Corporations Act* by Articles of Continuation dated March 4, 1987. By Articles of Amalgamation dated November 30, 1988, Noble Peak Resources Ltd. amalgamated with NPR Metallurgy Ltd. continuing as "Noble Peak Resources Ltd." By Articles of Amendment dated July 31, 1998, the name of the Company was changed from Noble Peak Resources Ltd. to Vaaldiam Resources Ltd., at which time the shares of the Company were consolidated on the basis of one new Vaaldiam share for each ten Vaaldiam shares then outstanding.

The Company's corporate and registered office is located at 55 University Avenue, 11th Floor, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

In November 2003, the Company acquired 99.999% of the outstanding securities of Mineração Paraguaçu Indústria e Comércio Ltda. ("**MPIC**") since renamed Vaaldiam do Brasil Mineração Ltda. ("**VBM**"), a private limited liability company organized under the laws of Brazil, in exchange for common shares of the Company ("**Common Shares**") and, as a result, the transaction constituted a reverse takeover by MPIC. In connection with this acquisition, the Common Shares were consolidated on the basis of one new Common Share for each four shares then outstanding (the "**Consolidation**").

Intercorporate Relationships

The Company's material subsidiaries are reflected below:



Vaaldiam Resources Ltd.
(VAA-TSX)
Canada
Coronation Gulf Property
99.999%(1)
Vaaldiam do Brasil Mineração Ltda.
Brazil
Pimenta Bueno Property
99.9%(2)
99.9%(3)
100%
Mineração Montes Claros Ltda.
Brazil
Cajueiro Mineração S.A.
Brazil
Vaaldiam Centrafrique SARL
Central African Rep.
Duas Barras Mine
Brauna Property
Haute Kotto

(1) Remaining 0.001% owned by MSP Partipações S.A.
(2) Remaining 0.1% owned by José Fernando Tonoli.
(3) As of March 1, 2007, the 40% previously owned by Majescor Resources Inc., a Canadian publicly listed corporation, was acquired by Vaaldiam Resources Ltd. and will be transferred to Vaaldiam do Brasil Mineração Ltda. for an exchange of 100 shares in Vaaldiam do Brasil Mineração Ltda. A nominal percentage will be held by a second shareholder to comply with Brazilian corporate laws.

The small percentage interests in VBM and Mineração Montes Claros Ltda. ("**Montes Claros**") owned by MSP Partipações S.A. and Mr. José Fernando Tonoli, exist in order to comply with Brazilian corporate law which requires a minimum of two shareholders.

The Company has other directly owned subsidiaries which are both dormant and immaterial with nominal assets and liabilities.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Events of 2004

In February and March 2004, $445,000 was raised through the issuance of 988,999 units (the "**Winter 2004 Units**"). Each Winter 2004 Unit consisted of one Common Share and one Common Share purchase warrant. Each such warrant entitled the holder to acquire one Common Share at a price of $0.65 at any time on or before the 18th month anniversary of its issuance. This financing was completed in two closings the first of which was completed in February 2004 and the second of which was completed in March 2004.

In May 2004, Vaaldiam completed an agreement with Santoy Resources Ltd. ("**Santoy**") to earn a 60% interest in Santoy's diamond property in the Otish Mountain region of Quebec (the "**Otish Mountain Property**") by expending $200,000 on exploration over a two year period and issuing a total of 100,000 Common Shares to Santoy.

In September 2004, Vaaldiam completed a private placement which yielded gross proceeds of $2,580,000 comprising 5,200,000 units (the "**September 2004 Units**") at $0.40 per September 2004 Unit and 1,250,000 flow-through-shares at a price of $0.40 per share. Each September 2004 Unit consisted of one Common Share and one half of one Common Share purchase warrant. Each whole warrant entitled the holder to acquire one Common Share at a price of $0.50 at any time on or before September 15, 2005.

Events of 2005

In early 2005, Vaaldiam commenced a core drilling program on the Pimenta Bueno Property involving two rigs. This drill program was suspended in June 2005 when Rio Tinto Desenvolvimentos Minerais Ltda. ("**Rio Tinto**") exercised an option to acquire a 51% interest in the Pimenta Bueno Property by agreeing to spend a total of US$12.5 million over a three year period. Since exercising its option, Rio Tinto has continued the drill program and has also commenced the extraction of mini bulk samples from three priority kimberlite pipes. Under the terms of the agreement, Rio Tinto could earn a 51% interest in the property by meeting the expenditure requirements. See "Mineral Projects – Pimenta Bueno Property – Rio Tinto Agreement".

In January 2005, the Company secured an option from Mineração Marly Ltda. ("**Marly**") to acquire a 70% interest in the Duas Barras alluvial diamond property in the state of Minas Gerais, Brazil (the "**Duas Barras Property**"). In December, Vaaldiam's board of directors approved the exercise of this option. See "Mineral Projects – Duas Barras Property".

In April 2005, following a technical review of exploration results to date, Vaaldiam decided to terminate the option relating to the Otish Mountain Property.

Also in April 2005, Vaaldiam reached an agreement with Dios Exploration Inc. ("**Dios**") under which the Company could earn a 51% interest in a property (the "**Hotish Mountain Property**") in the Hotish Mountain district of Quebec by incurring $2 million of exploration expenditures over a three year period and issuing 100,000 Common Shares to Dios over this period.

In August 2005, Vaaldiam acquired a 60% interest in the Brauna kimberlite property (the "**Brauna Property**") in the state of Bahia, Brazil. Exploration drilling commenced in October 2005. See "Mineral Projects – Brauna Property".

In November 2005, Vaaldiam and Rio Tinto together acquired a total of 83,611 hectares of additional land in the Pimenta Bueno area increasing the total area constituting the Pimenta Bueno Property to 247,085 hectares.

In June 2005, Vaaldiam closed a private placement yielding gross proceeds of $7,758,920 from the issue of 10,668,666 units (the "**2005 Units**") at a price of $0.60 per 2005 Unit and 2,088,800 flow-through-shares at a price of $0.65 per share. Each 2005 Unit was comprised of one Common Share and one half of one Common Share purchase warrant. Each whole warrant entitled the holder to acquire one additional Common Share at a price of

$0.80 at any time up to and including December 16, 2006. The terms of the warrants provided that, should the closing price of the Common Shares exceed $1.00 for a period of 21 consecutive trading days, the Company could, at its option, accelerate the expiry date of the warrants by giving notice to the holders thereof, and in such case the warrants would expire on the earlier of (i) the 30th day after the day such notice is given, and (ii) December 16, 2006. This condition was satisfied on February 24, 2006 and Vaaldiam provided holders of these warrants with a notice that the expiry date had been accelerated to April 3, 2006.

Events of 2006

In February 2006, Vaaldiam received conditional approval to have its shares listed on the Toronto Stock Exchange subject to fulfilling certain normal course conditions on or before May 2, 2006. The normal course conditions having been fulfilled, the Company's shares commenced trading on the Toronto Stock Exchange on March 23, 2006.

Also in February 2006, Vaaldiam completed a bought deal private placement for aggregate gross proceeds of $7,500,000. The offering, which was comprised of 7,777,778 special warrants (**"Common Share Special Warrants"**) issued at a price of $0.90 per Common Share Special Warrant and 476,191 flow-through special warrants (**"Flow-Through Special Warrants"**) issued at a price of $1.05 per Flow-Through Special Warrant, was fully subscribed including an underwriters' over-allotment option. The Common Share Special Warrants and Flow-Through Special Warrants are collectively referred to herein as the **"Special Warrants"**.

Pursuant to the terms of the offering, each Common Share Special Warrant was exercisable into one Common Share at no additional cost and each Flow-Through Special Warrant was exercisable into one Common Share that would be a "flow-through" share for the purposes of the *Income Tax Act* (Canada), at no additional cost. The Special Warrants were exercisable by the holders thereof at any time and were to be automatically exercised at 5:00 p.m. (Toronto time) on the earlier of the following dates: (i) the third business day after a receipt was issued by the last of the securities regulatory authorities in each of the jurisdictions in Canada in which purchasers of the Special Warrants were resident, for a final prospectus qualifying the Common Shares to be issued upon exercise of the Special Warrants; and (ii) June 9, 2006. If Canadian provincial securities regulators had not issued a receipt for a final prospectus by April 10, 2006, the holder of each Special Warrant would have been entitled to acquire 1.1 Common Shares in lieu of one Common Share. On March 24, 2006, a receipt was issued for a final short form prospectus qualifying the Common Shares to be issued on exercise of the Special Warrants in each of the jurisdictions in Canada in which purchasers of the Special Warrants were resident.

As noted above in the description of the 2005 Units, in February 2006 Vaaldiam issued a notice of an accelerated expiry date in respect of the 5,088,483 then outstanding common share purchase warrants underlying the 2005 Units. Pursuant to this notice, the expiry date was changed to April 3, 2006 from December 16, 2006. All of the outstanding warrants were exercised by April 3, 2006 providing an additional $4.1 million to the Company's treasury.

In May 2006, following a review of the exploration results to date relating to the Hotish Mountain Property, a decision was reached to discontinue exploration of the property following which deferred exploration expenses to date, in the amount of $456,343, were written off.

Also in May 2006, construction of the Duas Barras alluvial diamond mine commenced with the awarding of engineering contracts for the design and construction of the plant while preparation of the mine infrastructure was also initiated.

In July 2006, Vaaldiam obtained an exclusive option to acquire a 40% interest in the Coronation Gulf Property in Nunavut, from Ashton Mining of Canada Inc., immediately following which an exploration program commenced to extract a 100 tonne sample from the 3.0 hectare Artemisia kimberlite pipe.

Also in July 2006, Rio Tinto completed a mini-bulk sampling program on the Cosmos 1 and 3 and Pepper 4 kimberlite pipes and agreed to continue one more year of exploration to be funded 51% by Rio Tinto and 49% by Vaaldiam.

In 2006, the delineation program undertaken on the Duas Barras mine outlined an indicated and inferred gravel resource of approximately 2.7 million bank cubic metres at an estimated grade of 0.16 carats per cubic metre representing an in-situ resource of approximately 432,000 carats of diamonds. Also in August 2006 the Brazilian National Department of Mineral Production approved Vaaldiam's application for a mining permit for the Duas Barras mine. In September 2006, a valuation of the diamonds recovered from the Duas Barras mine indicated a value of US$197 per carat.

In October 2006, a mini-bulk sampling project commenced at the Brauna kimberlite project resulting in encouraging results from the first pipe sampled.

In November 2006, Vaaldiam increased its interest in the Duas Barras mine from 75% to 100% by agreeing to pay its partner US$1,150,000 in payments conditional on the occurence of certain events.

Events of 2007 to date

In January 2007, a diamond sales agreement relating to the marketing of diamonds from the Duas Barras mine was signed.

In March 2007, Vaaldiam acquired the 40% of the Brauna Property not previously owned for $2,000,000 in cash, 1,733,102 Common Shares and a 1% gross sales royalty on the property. As a result of this transaction Vaaldiam now owns 100% of the Brauna Property.

DESCRIPTION OF THE BUSINESS

General

Summary

The Company acquires, explores and develops diamond deposits with the objective of becoming a significant producer of superior quality diamonds. Vaaldiam intends to achieve its objective by applying the expertise of its experienced management and technical committee to its portfolio of properties. None of Vaaldiam's properties are currently in production and, as a result, Vaaldiam does not yet market or sell diamonds or generate any revenues, however, it is expected that Vaaldiam's Duas Barras mine will commence production in the second quarter of 2007.

The Company's management, Board of Directors and technical committee comprise individuals experienced in kimberlite and alluvial diamond exploration, diamond mining and recovery, diamond sorting and sales, as well as individuals skilled in corporate finance and administration.

The resource industry and the rough diamond marketing business are both extremely competitive in all respects and the Company competes or will compete with more established companies that may possess greater financial and technical resources. Notwithstanding the foregoing, the Company believes that it is currently well positioned both in terms of its technical personnel and working capital to pursue its business plan.

The Company's exploration and development activities are subject to various laws and regulations regarding protection of the environment. The costs associated with such compliance currently do not have a material effect on the financial position of the Company. The Company expects that if and when it commences production it would be required to make significant expenditures to ensure compliance with applicable laws. In addition, any new environmental laws and regulations or amendments to existing laws and regulations could have an adverse impact on the Company both financially and operationally, by both increasing capital and/or operating costs and delaying or preventing the development of new mineral properties.

The Company had 58 employees as at December 31, 2006 of which 6 were located in Toronto and 52 were located in Brazil.

Vaaldiam's long-term goal is to continue to increase the value of its shareholders' investment in the Company by becoming

- a profitable producer of rough diamonds from primary (kimberlite) sources; and
- a profitable producer of high quality rough diamonds from secondary (alluvial) sources.

Vaaldiam's general strategy to achieve the above long-term goal is to:

generate early cash flow, by acquiring and sequentially developing to production, low cost alluvial diamond properties, and utilizing the cash flow therefrom to fund, at least in part, exploration programs on kimberlite properties having the potential for the discovery of significant quantities of diamonds and in so doing, minimize shareholder dilution over time arising from the issuance of equity to raise capital.

In addition to internally generated projects, Vaaldiam evaluates opportunities to enhance the value of the Company through mergers or acquisitions and by restructuring its ownership interests in its properties.

Reorganization

The Company acquired the Pimenta Bueno Property from SEMC pursuant to a reverse take-over transaction with MPIC that was completed in November 2003.

Risk Factors

Mineral Exploration Risks

Mineral exploration and development involves a high degree of risk as few properties which are explored are ultimately developed into profitable producing mines. With respect to Vaaldiam's properties, should diamond resources exist on a property, significant expenditures would be required to confirm ore reserves or resources sufficient to commercially mine and to obtain the necessary equity and debt financing to develop the property to production. Should a diamond resource be outlined on a property, there can be no assurance that the diamond resource on such property can be commercially mined. Whether or not a particular property is identified to contain a commercially exploitable diamond deposit would depend on the results of an exploration program and a feasibility study and the recommendations of duly qualified engineers, geologists and diamond appraisers, all of which involves significant expenditures.

Any decision to advance a property to production would involve careful consideration of certain factors including, but not limited to: (a) the cost of bringing the property to production, including exploration and development expenditures, completion of a feasibility study and construction of production facilities; (b) availability and cost of financing; (c) estimated ongoing production costs; (d) estimated market prices for the various qualities of diamonds to be produced; (c) the cost of environmental compliance; and (f) the perceived risk of investing in, or lending to, operations in a particular country. Even after careful consideration has been given to the aforementioned economic variables, actual results can vary significantly from what was expected.

Availability of Capital

Since there are many junior, intermediate and senior mining companies competing for investment capital, sufficient funding may not be available for Vaaldiam to undertake the required exploration expenditures on its properties, and even where a property might be determined to be economically feasible to develop to production, the necessary funding to do this might not be available at a particular time or at all. As Vaaldiam does not currently have a source of cash flow, it relies at present on outside financing to provide working capital for exploration, administration expenses and to maintain properties in good standing. The unavailability of outside capital when needed could result in the curtailment or slow down of exploration activities or possibly the loss of a property and could hinder the ability of the Company to function.

Environmental Risks and Other Regulatory Requirements

The current or future operations of Vaaldiam, including development activities and commencement of production on its properties, require permits from various federal and local government authorities, and such operations are and would be governed by laws and regulations governing prospecting, development, mining, production, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which Vaaldiam may require for the commencement of exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which Vaaldiam might undertake. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Vaaldiam and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Country Risk

Vaaldiam's operations may be exposed to various levels of political, economic, and other risks and uncertainties depending on the country or countries in which it operates. These risks and uncertainties include, but are not limited to, terrorism; hostage taking; military repression; fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors, or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions may result in a government adopting different policies with respect to foreign development and ownership of mineral resources. Any changes in policy may result in changes in laws affecting ownership of assets, foreign investment, taxation, rates of exchange, diamond sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Vaaldiam to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operations.

Currently, the Company is materially dependent upon its foreign operations, as its primary properties are located in Brazil. Any changes in regulations or shifts in political attitudes in Brazil are beyond the control of the Company and may adversely affect its business, financial condition and prospects. Future development and operations may be affected in varying degrees by one or more of the factors set forth above. The effect of these factors cannot be accurately predicted.

Dependence on Key Personnel

Vaaldiam's management is comprised of relatively few key individuals. The loss of any of these key individuals, if not replaced, could have an adverse effect on the Company's business, financial condition and prospects.

Marketing and Foreign Exchange Risk

As rough diamond prices are normally denominated in United States dollars, should the Company generate sales revenues in the future from the sale of diamonds, a weakness in the United States dollar could reduce overall sales revenues expressed in currencies which the United States dollar has weakened against.

Title to Properties

Although the Company has taken steps to verify title to mineral properties in which it has an interests, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Diamond Prices

The profitability of the Company's operations will be dependent upon, among other things, the market price of the diamonds extracted. The market for diamonds is sensitive to changes in the global economic climate, particularly the United States economy. Prices of diamonds are affected by numerous factors beyond the control of the Company, including international, economic and political conditions, levels of supply and demand, currency availability, inventory levels, interest rates, rate of inflation and currency exchange rates. If the market price of diamonds should drop dramatically, the value of the Company's properties which are being explored or developed could also drop dramatically and the Company may not be able to recover its investment in those properties. The decision to put a mine into production, and the commitment of the funds necessary for that purpose, must be made long before the first revenues from production will be received. Diamond price fluctuations as well as production costs between the time that such a decision is made and the commencement of production can significantly change the economics of any mine.

With increasing competition in the diamond industry, the prices for rough diamonds may be subjected to the effects of market forces, both positive and negative, to a higher degree than has been experienced in the past. This may lead to more frequent price fluctuations than has previously been the case.

Future Profitability of Operations Cannot be Assured

Vaaldiam had net losses of $1,007,251 and $3,517,506 for 2005 and 2006, respectively. Vaaldiam's ability to operate profitably in the future will depend on, among other things, the success of its exploration activities, its ability to bring its properties into production, the price of diamonds and its ability to control costs. There can be no assurance Vaaldiam can become profitable or even generate sufficient cash flow to sustain its operations and development and exploration activities at current levels.

Insurance Coverage

Vaaldiam's business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labour disputes, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, changes in the regulatory environmental and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Vaaldiam's properties or the properties of others, delays in mining, monetary losses and legal liability.

Available insurance does not cover all the potential risks associated with a mining company's operations. Vaaldiam may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover any resulting loss. Moreover, insurance against risks such as the validity and ownership of mining claims and environmental pollution or other hazards as a result of exploration and production is not generally available to Vaaldiam or to other companies in the mining industry on acceptable terms. As a result, Vaaldiam might become subject to liability for pollution or other hazards for which it is uninsured or for which it elects not to insure because of premium costs or other reasons. Losses form these events may cause Vaaldiam to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Relationship with Joint Venture Parties

Some of the properties in which Vaaldiam owns interests are operated through joint ventures with other mining companies and are subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Vaaldiam's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Vaaldiam's results of operations and financial condition:

- inability to exert influence over certain strategic decisions made in respect of joint venture properties;
- disagreement with partners on how to develop and operate mines efficiently;
- inability of partners to meet their obligations to the joint venture or third parties; and
- litigation between partners regarding joint venture matters.

Failure to Make Required Royalty Payments

Vaaldiam's mining properties are subject to various royalty and land payment agreements. Failure by Vaaldiam to meet its payment obligations under these agreements could result in the loss of related property interests which could have an adverse effect on the Company's business, financial condition and prospects.

Competition

The Company competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of exploration and mining assets. The Company also competes with other mining companies to attract and retain skilled and experienced executives. The Company cannot assure that it will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced executives and such inability could have an adverse effect on the Company's business, financial condition and prospects.

Enforcement of Civil Liabilities

As the major assets of Vaaldiam are located outside of Canada, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of Vaaldiam, or the management of Vaaldiam, residing outside of Canada.

MINERAL PROJECTS

The Company's primary properties are located in Brazil and therefore the Company has included the following background information on Brazil and its mining laws to assist you in understanding the property specific disclosure contained elsewhere in this document.

Brazil

Brazil is one of the ten largest economies in the world, and South America's largest country in population and area. It is a constitutional democracy with a strong national policy encouraging foreign investment. No special taxes or registration requirements are imposed on foreign-owned companies and foreign investment capital is treated equal to domestic capital.

Brazil ranks as one of the world's leading jurisdictions for mining investment. The country offers extensive infrastructure, a large pool of skilled technical and professional personnel and an established legal system. Mineral resources are defined and mining rights guaranteed under Brazil's Federal Constitution, Federal Mining Code and various Executive Laws.

Brazilian Mining Laws

Under the Brazilian Constitution, mineral deposits represent a property interest separate from the surface rights and belong to the federal government. The prospecting and mining of mineral resources in Brazil may be carried out by Brazilians or by companies duly incorporated in Brazil, which hold a license or concession granted by the federal government. Certain royalties are levied on mineral production in accordance with Brazilian laws.

In Brazil, mining activity requires the grant of licenses and concessions from the Departmento Nacional da Produção Mineral (the "**DNPM**"), an agency of the Brazilian federal government responsible for controlling and enforcing the Brazilian Mining Code. Agreements with landowners are also required. Government concessions consist of: (i) applications for exploration licenses; (ii) exploration licenses; and (iii) mining concessions. The area covered by a single concession is limited to 10,000 hectares but may be smaller in area depending upon the region where the concession is situated.

- **Applications for Exploration Licenses**: An application for an exploration license must be supported by a location map, exploration plan and motivation report, and must comply with certain other requirements. Provided the area of interest is not already covered by a pre-existing application or exploration license and that all requirements are met, the DNPM would normally grant the permit on a priority of application basis. Applications are sequentially numbered and dated on filing with the DNPM.

- **Exploration Licenses**: An exploration license entitling the holder to prospect must be requested in an exploration application address to the DNPM which, when registered guarantees the applicant priority if the prospect applied for is not already covered by a geological reconnaissance permit, exploration license, mining concession or mine manifest in favour of others, and if no prior application has been filed for authorization to prospect in the same area. An exploration license from the DNPM specifies the properties included within the area of prospecting and defines the latter by locality, boundaries and surface area.

  An exploration license is valid for up to three years, can be renewed for a further period under special conditions and may be transferred. Exploration must begin within 60 days of the issuance of the license and must not be suspended for more than three consecutive months or 120 non-consecutive days. Otherwise, the DNPM has the discretion to terminate the license. Within the term of an exploration license, the holder of an exploration license must carry out the work necessary to determine the existence and extent of a mineral deposit and to assess its exploitability in economical and technical terms. In addition, the holder of an exploration license must submit to the DNPM a report of exploratory work done. Upon submission of that report, the DNPM has the right to inspect the area to confirm the accuracy of the report and shall approve the report when the existence of a mineral deposit has been confirmed. Upon approval of that report, the holder of the license has one year to apply for a mining concession. In exceptional cases the extraction of mineral substances in authorized areas may be permitted before the granting of a mining concession, subject to the prior authorization of the DNPM.

- **Mining Concessions**: An application for a mining concession must be addressed to the Brazilian Mining Ministry by the holder of an approved exploration license, supported by information regarding the plan for economic development of the deposit, including a description of the mining plan, the processing plants, proof of availability of funds or existence of financial arrangements for carrying out the economic development plan and operation of the mine.

  Applications for mining concessions must also include an independently prepared environmental plan that must deal with water treatment, soil erosion, air quality control, re-vegetation and reforestation (where necessary) and reclamation. Mining concessions will not be granted unless the mining plan, including the environmental plan, is approved by the state authorities. The mining concession, once granted, will contain terms and conditions of the concession which will include terms and conditions relating to environmental matters. Terms relating to environmental matters may include employment conditions for employees working with hazardous materials (such as periodic employee rotation), code for mine construction (as may be necessary, for example, to avoid contamination of soil and ground water, for proper drainage and to limit erosion), tailings disposal guidelines, procedures and timetable for re-vegetation and reforestation and the plan for reclamation once mining is completed.

Site visits by governmental authorities to properties where mining concessions are granted occur on a regular basis (generally, the frequency of visits will depend upon the nature of the work being undertaken and the length of the prior visit) and annual progress or status reports must be submitted by the mining company that holds the mining concession. Those visits or reports may require a mining company to adopt changes to the mining plan based on the recommendations made by governmental authorities. Failure to comply with the recommendations may result in fines, damages, restitution and, if such punitive actions are not complied with, imprisonment for officers of the mining company. A mining company's annual operating permit may not be renewed if the mining company has not complied with the recommendations.

The holder of an approved Brazilian mining concession must, among other things, start working within six months after publication of the mining concession. The mining work, once commenced, cannot be interrupted for more than six consecutive months except for proven reasons of force majeure, otherwise the concession may be revoked. The mining company is also required to file with the DNPM annually, detailed statistical reports on the mine's performance. Mining concessions are not limited in time and will remain valid until full depletion of the mineral deposit. Mining concessions can be transferred between parties qualified to hold them. The holder of a mining concession is entitled to sell or lease the concession subject to the approval of the appropriate governmental authority which will be granted if the conditions provided for in the applicable legislation are met. Once a mining concession is granted, a mining company is required to obtain an operating permit for each mine that is operated. The operating permit is renewed annually subject to the compliance with environmental matters.

No significant fees or other payments are required to be paid in connection with the issuance of an exploration license, an application for an exploration license or mining concession, or a mining concession itself. However, surface owners must be compensated for disturbance of their farming and other activities. If compensation cannot be resolved by negotiation between the parties, then any such dispute will be resolved by the courts based upon tradition for the region and type of mining.

Foreign Investment Controls

In accordance with Brazilian laws and regulations, foreign investment must be registered at the Central Bank of Brazil (the "**Central Bank**"). Such registration is electronic, and no preliminary official authorization is required for investment in currency. The investment to subscribe for capital or to buy a stake in an existing Brazilian company can be remitted to Brazil through any banking establishment authorized to deal in foreign exchange. However, closing of an exchange contract is conditional on the existence of an Electronic Declaratory Registry ("**RDE**") registration number for the foreign investor and the Brazilian investee. The RDE is part of the Central Bank Information System (SISBACEN). The registration of investments as foreign capital, as evidenced by the appropriate Central Bank electronic registration, grants the foreign investor the right to repatriate the registered investments and to remit after-tax earnings attributable to such investments as dividends free of withholding taxes. These earnings may be reinvested in Brazil, either through their capitalization in the entity which produced the earnings or their investment in another Brazilian entity. Such capitalized earnings may then be registered as foreign capital with the Central Bank in foreign currency.

On the ultimate sale of a registered investment in Brazil, current Brazilian regulations provide that the foreign investor may remit the proceeds of the sale free of withholding tax, after the payment of capital gains taxes, if applicable.

Material Mineral Properties

The Company's material mineral properties are the Pimenta Bueno Property, the Duas Barras mine and the Brauna kimberlite project.

Pimenta Bueno Property

In November 2003, the Company, in a reverse take-over, acquired from SEMC, approximately 99.999% of the shares of VBM which owns the Pimenta Bueno Property. The Pimenta Bueno Property has been divided into two claim blocks known as the "Southern Block" and the "Northern Block", the division between the two blocks being defined on the areas explored by Rio Tinto prior to the Company's acquisition. During the mid-1990s, Rio Tinto explored the area of the Southern Block, discovering 13 kimberlite pipes. Rio Tinto lost the majority of its mineral rights during the later half of the 1990s reportedly as a result of exploration budget cutbacks.

Rio Tinto Agreement

In November 2003, the Company reached an agreement with Rio Tinto, whereby Rio Tinto was granted a right to exercise an option to earn a 51% interest in either or both of the Northern and Southern Blocks following a due diligence review by Rio Tinto of exploration results generated during the Company's initial phase of exploration, which phase commenced in December 2003 and was completed at the end of 2004. In June 2005, Rio Tinto exercised its option to acquire a 51% interest in the Southern and Northern Blocks. Pursuant to the agreement Rio Tinto could acquire the 51% interest in the Southern Block by spending a total of US$5,000,000 on exploration over a three year period. Rio Tinto may also earn a 51% interest in the Northern Block by spending a total of US$7,500,000 over three years. As Rio Tinto's expenditures on the Southern Block exceeded US$5,000,000 on a cumulative basis during 2006, Rio Tinto earned ownership of 51% of the Southern Block during 2006. Substantially all of Rio Tinto's exploration to date has been focused on the Southern Block as a result of which Vaaldiam's ownership of the Northern Block remains at 100%. The agreement also provides Rio Tinto with the opportunity to increase its interest to 70% in either or both of the Northern or Southern Blocks by completing a feasibility study on any kimberlite deposit found. The feasibility study would have to be sufficiently comprehensive to enable the Company to seek bank financing for its interest in the joint venture. The Company also has the exclusive right to develop any kimberlite or alluvial diamond deposits within the property which do not meet the development criteria of Rio Tinto. In this regard, the Company has the exclusive right to market diamond production from any kimberlite or alluvial diamond deposit it has developed for its own account.

Technical Information

Included at Schedule "A" of this Annual Information Form is a summary from the technical report (the "**Technical Report**") on the Pimenta Bueno Property dated December 23, 2005 as amended on March 10, 2006 and entitled "Technical Report on the Pimenta Bueno Project, Brazil" prepared pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("**NI 43-101**"). The Technical Report was prepared by Tim Maunula, P.Geo., Chief Geologist with Wardrop Engineering Inc., an independent consulting geologist and a "qualified person" for the purposes of NI 43-101. The entire Technical Report is incorporated by reference into this Annual Information Form and is available for review on the SEDAR website at www.sedar.com.

Duas Barras Property

In January 2005, Vaaldiam's subsidiary Mineração Paraguaçu Indústria e Comércio Ltda., since renamed Vaaldiam do Brazil Mineração Ltda. ("**VBM**"), entered into an option agreement to acquire a 70% interest in the Duas Barras property from Mineração Marly Ltda. ("**Marly**"). Under the agreement, should VBM exercise the option, it would be required to pay US$150,000 to Marly within 10 days of Marly assigning all rights, title and interest in the mineral rights of the property to a joint venture to be formed with Marly. VBM would also provide to such joint venture use of equipment and advances of working capital with an aggregate value of US$1,500,000. Marly also granted VBM the option to acquire its remaining 30% interest in the joint venture at any time in return for a payment of US$1,000,000. In addition, the agreement provided for a royalty to be paid to the owner of the surface rights of the Duas Barras property in the amount of 6% of gross sales revenues.

On December 22, 2005 the Company exercised its option to acquire the 70% interest in the Duas Barras property. On January 31, 2006 this interest was increased to 75% by an advance payment of US$50,000 to Marly.

By an agreement dated November 24, 2006 the Company exercised its option to acquire the remaining 25% interest in accordance with the terms of the original agreement. Payment terms of the full consideration of US$1,100,000 are as follows:

- US$150,000 to be paid within 10 days after the issue of a permanent Licence of Operation by the Minas Gerais State Environmental Authority ("FEAM");

- US$200,000 to be paid within 5 days after Marly's submission of an application to the DNPM for the assignment of the Duas Barras Mining Licence to VBM's subsidiary Montes Claros (this amount was paid in February 2007);

- US$400,000 to be paid within 10 days after the DNPM's approval and registration of the Duas Barras Mining Licence in the name of Montes Claros and the issue of a permanent Licence of Operation by FEAM; and

- US$350,000 to be paid within 10 days after the sale of the first diamond production from the Duas Barras deposit.

Project Description and Location

The Duas Barras Property is situated 150 kilometres north of the town of Diamantina in the State of Minas Gerais, Brazil. The Duas Barras Property lies along the left bank of the upper Jequitinhonha River, which has been a significant diamond producing area since the early 1800s. The mineral rights lie within the "Duas Barras Farm", which is owned by Mr. Geraldo Coelho Moura, who controls the surface rights to the farm. The mineral rights are currently held by Marly, a private mining company controlled by Mr. José Wilson Coelho, a local diamond buyer and the nephew of Mr. Coelho Moura, the surface rights owner. The mineral rights are held under a Mining Licence granted by the DNPM under licence number 806.569/77 and covers an area of 170.89 hectares.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access is provided along highway 367 which extends northwest from Diamantina to the village of Santana, situated 134 kilometres from Diamantina where there is a truck stop, a small restaurant and hotel. From Santana, the Duas Barras Property is accessible along 34 kilometres of laterite and sand roads which provide access to the farms located along the Jequitinhonha River. There is an 800 metre long laterite airstrip located on the Duas Barras Property, which could be put into serviceable condition with minimal work.

The climate is classified as semi-arid climate with rain during a wet season extending from November to March. Mean temperatures range from 17 to 20 degrees Celsius. Exploration can be undertaken throughout the year.

Electrical power is available within 15 kilometres of the Duas Barras Property, as most of the farms that are situated on the property are connected to the national grid. Power is currently provided by diesel electric generators.

The Duas Barras Property covers a 5 kilometre length of the Jequitinhonha River, which has been a significant diamond producer since the mid-1700s. The Duas Barras Property area is comprised of rolling hills and valleys, dominated by Jequitinhonha River corridor. Vegetation is comprised of natural scrub bush or caatingas, which is associated with the drier climates in the State. The area is utilized primarily for cattle ranching and the raising of other livestock, as well as the harvesting of eucalyptus trees which grow in plantations and are harvested for the fabrication of charcoal for the metallurgical industry.

History

Alluvial diamond deposits associated with the Jequitinhonha River have been exploited for over 250 years. Production is from a combination of industrial-scale river dredge operations, and smaller garimpeiro workings. The diamonds produced from alluvial gravels along the Jequitinhonha River are predominantly gem-quality goods.

A considerable amount of alluvial mining has been carried out along the Jequitinhonha River during the past 250 years, which has served to diminish the exploration and development potential on many of the farms that border the river. Large scale river dredging operations have been conducted both upstream and downstream of the Duas Barras Property, one of Brazil's largest diamond producers, the Domingas Mine of Mineração Rio Novo, having been located approximately 30 kilometres south of the Duas Barras Project. Exploration records from areas immediately adjacent to the Duas Barras Property provide evidence that significant buried gravel deposits lie within the boundaries of the Duas Barras Property. With the exception of small-scale garimpeiro operations during the past 50 years or so, the Duas Barras Property remains relatively untouched, and offers a unique opportunity to develop a small to medium scale alluvial mining operation.

Geological Setting

The Property is underlain by Proterozoic-age quartzites of the Guinda Group. Alluvial and colluvial gravels overlie the quartzites, and reach thicknesses in some localities of over 15 metres. The Duas Barras Property encompasses an outside bend of the Jequitinhonha River. The river bed is interpreted to have progressively migrated in a southeasterly direction, resulting in the reworking and deposition of alluvial gravel deposits along the left or western bank of the existing river. Alluvial flats extending along the left bank of the river within the Duas Barras Property boundaries exhibit widths averaging 300 metres, and extend over a distance of approximately 1 kilometre.

Colluvial gravels, representing an interpreted deflation surface, lie to the west and north of the alluvial flats and appear to form high terraces some 300 to 500 metres from the current river. These surficial gravel deposits were reportedly mined for diamonds in the distant past by small scale miners, and evidence of these past mining operations is apparent along the road leading into the Duas Barras Property.

Exploration

In August 2005, the Company started a bulk sampling program on the Duas Barras Property to determine the grade and value of the diamonds found within the alluvial gravels. This bulk sampling program continued during 2006 in association with a percussion drilling program, to define the gravel resources available for mining.

To date, the combination of bulk sampling conducted and the percussion drilling completed has outlined an indicated resource of approximately 1.8 million bank cubic metres at an estimated grade of 0.16 carats/m^3 and 0.18 grams Au/m^3, representing an in-situ diamond resource of 295,000 carats and 335 kilograms (10,771 ounces) of gold. In addition, the deposit contains an inferred resource of approximately 0.9 million bank cubic metres at an estimated grade of 0.16 carats/m^3 and 0.18 grams Au/m^3, representing an in-situ diamond resource of 137,000 carats and 156 kilograms (5,016 ounces) of gold. A recent independent valuation of 169.15 carats of diamonds recovered during the bulk sampling program indicated an average value of US$197 per carat. The construction of Vaaldiam's Duas Barras Mine is nearing completion, with production scheduled to commence in the second quarter of 2007 at an initial annual production rate of approximately 38,000 carats.

An updated Technical Report in conformity with National Instrument 43-101 relating to the Duas Barras Diamond Project will be filed shortly on the SEDAR website at www.sedar.com.

Brauna Property

In August 2005, the Company acquired a 60% interest in the Brauna Property from Majescor Resources Inc. ("**Majescor**"). The Brauna Property was then comprised of three exploration concessions which encompassed 14 known kimberlite occurrences consisting of pipes that are associated with an extensive kimberlite dyke system. The kimberlites were discovered by De Beers in the early 1990s during a large scale reconnaissance sampling program over a portion of the San Francisco craton in Bahia state. De Beers completed a limited surface sampling program on the kimberlites, which demonstrated that 13 of the 14 kimberlites on the Brauna Property are diamondiferous. The largest diamonds reportedly recovered from individual samples were 0.312 carats (from a sample of kimberlite) and 0.495 carats (from an alluvial sample). All of the samples were less than 5 cubic metres in volume.

Vaaldiam acquired the 60% interest in the Brauna Property under the terms of a purchase agreement with Majescor, whereby Vaaldiam paid De Beers the sum of $300,000 on behalf of Majescor which represented the balance owed by Majescor under the terms of a purchase agreement between De Beers and Majescor involving the Brauna Property. In addition, Vaaldiam issued a total of 150,000 Common Shares to Majescor.

Vaaldiam and Majescor explored the property pursuant to a joint venture agreement. The joint venture agreement dated October 31, 2005 provided that Vaaldiam's Brazilian subsidiary VBM will own 60% of the joint venture with Majescor owning 40%. Should either party fail to provide its share of exploration expenditures on the Brauna Property then that party's interest in the joint venture company would decline in accordance with an agreed formula.

The shareholders of the joint venture company were entitled to appoint one director to the board of the joint venture company for each whole 20% interest held. Under this joint venture agreement Vaaldiam was appointed as manager of operations, which manager would be paid a fee of 10% of exploration expenditure in accordance with the adopted exploration budget. In 2006, Cajueiro Mineração S.A. ("**Cajueiro**") became the joint venture company owning the Brauna Property, with Cajueiro owned as to 60% by VBM and as to 40% by Majescor. In March 2007, Vaaldiam acquired Majescor's 40% interest in Cajueiro for $2,000,000 in cash, 1,733,102 Common Shares and a 1% gross sales royalty.

The Brauna Property comprises three exploration concessions which now encompass four known kimberlite pipes, or blows, associated with a system of kimberlite dykes that have been traced over a distance of approximately 15 kilometres. Based only on the surface exposures, the pipes range in surface area from 1.0 hectare at the Brauna 7 pipe, to 1.7 hectares at the Brauna 3 pipe. Surface exposures of kimberlite within the dyke or fissure systems indicate widths ranging from 0.7 metres at the Brauna 6 occurrence to 25 metres at the Brauna 18 occurrence.

Vaaldiam, as operator of the joint venture, mobilized three drill rigs to the property to complete a program of delineation drilling at the four known kimberlite pipes, in advance of a mini-bulk sampling program that commenced during the last quarter of 2006 and is currently underway.

Technical Information

Included in Schedule "B" of this Annual Information Form is the summary from the technical report on the Brauna Property dated March 20, 2006 and entitled "Technical Report on the Brauna Project" prepared pursuant to National Instrument 43-101. The Technical Report was prepared by Tim Maunula, P.Geo., Chief Geologist with Wardrop Engineering Inc. The entire Technical Report is incorporated by reference into this Annual Information Form and is available for review on the SEDAR website at www.sedar.com.

Other Properties

Coronation Gulf Property

In July 2006, Vaaldiam acquired an option with regard to the Artemisia kimberlite pipe, located in the North Slave Craton region of Nunavut, Canada. The Artemisia pipe is one of five diamond bearing kimberlites identified on the 91,400 hectare "Coronation Gulf Property", namely the Kim, Ric, Vic, Eokuk and James River properties, that are owned 100% by a wholly-owned subsidiary of Ashton Mining of Canada Inc. ("**Ashton**"). The Coronation Gulf Property is located 500 km north of Yellowknife and 50 km south of the Coronation Gulf.

Ashton discovered the Artemisia kimberlite in 2001 as an outcrop at the head of a kimberlite float and indicator mineral anomaly dispersion fan. In 2002, Ashton collected a total of 1.16 tonnes of kimberlite from surface, testing the pipe in three different locations. After processing this sample through its North Vancouver B.C., dense media separation plant, Ashton reported that the sample returned a total of 0.20 carats of diamonds larger than 0.8 mm using a square aperture screen. Later in 2002, Ashton collected an additional 11 tonnes of kimberlite from seven holes that were drilled in order to delineate the boundaries of the pipe. This sample was also treated at Ashton's North Vancouver plant and returned a total of 1.18 carats of diamonds larger than 0.8 mm using a square aperture screen. The largest diamond recovered was a colourless aggregate crystal weighing 0.08 carats.

Exploration conducted by Ashton indicates that the Artemisia pipe has a surface area of approximately 3 hectares, and is comprised of diatreme facies kimberlite. The Artemisia pipe is situated approximately 2.5 km northeast of the diamond-bearing Thrift kimberlite, a body associated with a 100 metre diameter magnetic anomaly. To date, Ashton has discovered eight kimberlites on the Coronation Gulf Property, five of them diamondiferous. In addition to the known kimberlites, Ashton has identified more than 10 indicator mineral anomalies that warrant investigation.

Under the terms of the agreement with Ashton, Vaaldiam has an exclusive option to acquire a 40% joint venture interest in the Coronation Gulf Property by spending a total of $3,000,000 on exploration of the properties before December 31, 2008, of which $1,000,000 must be spent by December 31, 2006. In addition, the agreement requires, subject to regulatory approval, that Vaaldiam issue Ashton a total of 195,000 common shares over the three-year term of the option. Vaaldiam was the operator for the 2006 program with Ashton retaining the right of operatorship after 2006.

During August 2006, Vaaldiam excavated approximately 100 tonnes of kimberlite from five different locations on the three hectare Artemisia pipe following which the approximately 100 tonnes sample was sent to SGS Lakefield Research Ltd.'s laboratory in Lakefield, Ontario for processing. The processing of the sample is intended to confirm the presence of commercial size diamonds within the pipe and whether the size distribution and quantity of the diamonds expected to be present is sufficient to justify a larger bulk sample program in 2007. Results from the treatment of the mini-bulk sample are currently awaited.

Hotish Mountain Property

In April 2005, Vaaldiam negotiated an option agreement with Dios whereby the Company can earn a 51% interest in the Hotish Mountain Property by incurring exploration expenditures of $2,000,000 as follows:

Deadline	Expenditures
On or before April 12, 2006	$ 300,000 (completed)
On or before April 12, 2007	$ 700,000
On or before April 12, 2008	$ 1,000,000

In addition, Vaaldiam is required to issue a total of 100,000 Common Shares to Dios as follows:

Issue Date	Number of Shares
Forthwith on receiving TSX Venture Exchange approval	25,000 shares
April 12, 2006	25,000 shares
April 12, 2007	50,000 shares

The Hotish Mountain Property covers approximately 50,000 hectares about 100 kilometres south of the diamondiferous Renard Kimberlite cluster.

In August and November 2005, an indicator sampling program was completed on the Hotish Mountain Property involving the collection of 150 glacial till samples to determine the source of indicator mineral anomalies.

In May 2006, following a review of exploration results to date, Vaaldiam reached a decision to discontinue exploration on the Hotish Mountain Property following which Vaaldiam's carrying cost of the property in the amount of $456,343 was written off.

DIVIDENDS

There are no restrictions in the Company's constating documents that would restrict or prevent Vaaldiam from paying dividends. Vaaldiam has not paid any dividends on its Common Shares to date. It is the present policy of the board of directors of Vaaldiam to retain any earnings to finance the growth and development of Vaaldiam's business and therefore management of Vaaldiam does not anticipate paying any dividends in the immediate or foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

General

Summary of Common Share Characteristics

The authorized share capital of the Company consists of an unlimited number of Common Shares. The holders of Common Shares are entitled to receive dividends if, as and when declared by the board of directors of the Company, subject to the prior rights of the holders of any shares ranking senior to the Common Shares in the payment of dividends. In the event of the dissolution, liquidation or winding-up of the Company, the holders of the Common Shares, subject to the prior rights of the holders of any shares ranking senior to the Common Shares with respect to priority in the distribution of the property and assets of the company upon dissolution, liquidation or winding-up, will be entitled to receive the remaining property and assets of the Company. Holders of Common Shares are entitled to receive notice of, attend and vote at any meeting of the Company's shareholders, except meetings where only the holders of another class or series of shares are entitled to vote separately as a class or series. The Common Shares carry one vote per share.

Issued and Outstanding Securities

The following table sets forth the number of Common Shares issued and outstanding as fully paid and non-assessable as of the date of this Annual Information Form.

Common Shares issued and fully paid	83,182,454

In addition to the Common Shares, the Company also has 7,073,750 stock options issued and outstanding with exercise prices ranging from $0.29 to $1.37. The stock options were issued pursuant to the Company's stock option plan a description of which is contained in the Company's management information circular dated May 5, 2006 at pages 14 and 15 and Schedule "B", which are incorporated herein by reference. The following table sets forth a summary of the options currently outstanding.

Number of Options	Exercise Price	Expiry Date
18,750	$0.29	July 19, 2007
1,330,000	$0.50	November 20, 2008
100,000	$0.50	February 20, 2009
525,000	$0.45	September 20, 2009
40,000	$0.40	December 14, 2009
55,000	$0.50	May 10, 2010
100,000	$0.85	August 4, 2010
2,105,000	$0.75	January 16, 2011
75,000	$1.37	April 18, 2011
50,000	$0.97	June 9, 2011
2,675,000	$0.85	January 24, 2012
7,073,750		

There are no Common Share purchase warrants currently outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are currently listed for trading through the facilities of the Toronto Stock Exchange under the symbol "VAA". During the 12 months ended December 31, 2006, the Company's shares traded as follows:

Month	Volume	High	Low
January 2006	4,394,709	$ 1.25	$ 0.68
February 2006	4,077,932	$ 1.40	$ 1.01
March 2006	6,251,246	$ 1.50	$ 1.06
April 2006	3,376,459	$ 1.70	$ 1.30
May 2006	2,240,630	$ 1.45	$ 0.90
June 2006	2,686,565	$ 1.11	$ 0.70
July 2006	1,660,217	$ 0.92	$ 0.65
August 2006	1,745,587	$ 1.13	$ 0.84
September 2006	1,124,912	$ 1.00	$ 0.79
October 2006	3,083,812	$ 0.90	$ 0.75
November 2006	1,859,522	$ 0.95	$ 0.80
December 2006	1,206,066	$ 1.05	$ 0.80

Prior Sales

For a description of all sales of securities of the Company not listed or quoted on a marketplace since January 1, 2004, see "General Development of Business – Three Year History".

ESCROWED SECURITIES

There are no shares currently in escrow.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state, country of residence, position or office held with the Company and principal occupation during the past five years of each director and executive officer of the Company are described below:

Name and Address	Official Position Held	Previous Service as a Director	Principal Occupation During Past Five Years
Alan Lee Barker Whitby, Ontario Canada	Director	Since November 1987	Since June 2002, Mr. Barker has been President of Sparton Resources Ltd. From June 2000 until June 2002, Mr. Barker was a mining consultant.
Peter Bojtos Lakewood, Colorado U.S.A.	Director	Since November 1996	During the past five years, Mr. Bojtos has been a professional engineer and a director of various companies.
Kenneth Johnson Oakville, Ontario Canada	President, Chief Executive Officer and Director	Since August 1997	Vaaldiam Resources Ltd. President and CEO since August 1997.
Peter Marrone Toronto, Ontario Canada	Chairman of the Board and Director	Since November 2003	President and CEO of Yamana Gold Inc. since July 2003, prior to which he was Executive Vice President and Managing Director, Investment Banking at Canaccord Capital Corporation since 2001.
Juvenal Mesquita Filho Sao Paulo, Brazil	Director	Since November 2003	Director of Santa Elina Mines Corporation since 1991. President of Mineração Santa Elina S/A since 1994.

Antenor Silva Jr. Rio de Janeiro, Brazil	Director	Since November 2003	Yamana Gold Inc. Chief Operating Officer since July 2003. President of Santa Elina Mines Corporation prior to July 2003.
Robert Yeoman Toronto, Ontario Canada	Vice President, Chief Financial Officer and Corporate Secretary	N/A	Vaaldiam Resources Ltd. Vice President, Chief Financial Officer and Corporate Secretary since June 2000.
José Ricardo Pisani Sete Lagoas, Minas Gerais, Brazil	Vice President, Exploration	N/A	Since August 2005, Vice President, Exploration of Vaaldiam. From October 2004 to August 2005, Project Manager, Vaaldiam Resources Ltd. Prior thereto Project Manager, De Beers Consolidated Mines Limited
Robert Lord Toronto, Ontario Canada	Director	Since June 2006	Chartered Accountant and President of Captaur Investments Limited.

The directors and executive officers collectively own 2,377,922 Common Shares, representing 2.9% of the issued and outstanding Common Shares.

Committees of the Company

The committees of the board of directors of the Company and the directors serving on each of the committees are described below:

Audit Committee

The Audit is composed of Robert Lord, Alan Lee Barker and Peter Bojtos. For a description of the responsibilities and mandate of the Audit Committee please refer to the section titled "Audit Committee Information".

Compensation Committee

The Compensation Committee is composed of Robert Lord, Peter Bojtos and Juvenal Mesquita Filho. The Compensation Committee has been charged with the responsibility of reviewing and making recommendations to the board regarding the compensation of the members of Vaaldiam's board and members of Vaaldiam's management.

Technical Advisory Committee

The Technical Advisory Committee is composed of Alan Lee Barker, Peter Bojtos, Antenor Silva, Kenneth Johnson and José Ricardo Pisani. The Technical Advisory Committee has the responsibility for reviewing exploration properties from a technical viewpoint prior to acquisition or development. The Technical Advisory Committee, following its technical review, will recommend a course of action to the Board of Directors. The members of the Committee also advise the President and Chief Executive Officer with regard to technical matters.

Public Disclosure Committee

The Public Disclosure Committee is composed of Kenneth Johnson, Robert Yeoman and Janet Reid, Manager Investor Relations. The Public Disclosure Committee is responsible for overseeing Vaaldiam's disclosure practices to ensure compliance with applicable law and regulations and is also responsible for Vaaldiam's disclosure policy and determining when developments justify public disclosure, and the content of such disclosure.

Cease Trade Orders and Bankruptcies

To the best of the Company's knowledge, no director or executive officer or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

other than (i) United Reef Limited of which Mr. Johnson was a director during the period September 1992 to October 1998, which had its common shares suspended from trading on the Toronto Stock Exchange on July 16, 1998 for failing to meet the continued listing requirements of the Toronto Stock Exchange; (ii) Link Mineral Ventures Limited of which Mr. Bojtos was a director in 2000, the directors, insiders and management of which were the subject of a cease trade order for a period of more than 30 consecutive days for failing to file its annual financial statements for the year ended December 31, 1999 by May 19, 2000 as required by Ontario securities law; (iii) Sahelian Goldfields Inc. of which Mr. Bojtos has been a director since September 1996, which was the subject of a cease trade order issued by the British Columbia Securities Commission for failure to file annual financial statements for its 1998 fiscal year as well as first quarter interim financial statements. The Ontario Securities Commission also issued a cease trade order against the company on June 1, 2000. In June 2001, the company made a proposal to its creditors under the *Bankruptcy and Insolvency Act* (Canada) which was accepted by its creditors and successfully completed, as a result of which the cease trading orders were lifted; and (iv) Unisphere Waste Conversion Ltd. of which Mr. Barker was a director until January 2006 which filed a notice of intention to make a proposal to its creditors under the *Bankruptcy and Insolvency Act* (Canada); or

(b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other Penalties

To the best of the Company's knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has:

(a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Audit Committee assists the board in fulfilling its oversight responsibilities in respect of Vaaldiam's accounting and reporting practices. Pursuant to its mandate, the committee is responsible for, among other things, reviewing with management and the auditors the scope of review of internal control over financial reporting, significant findings, recommendations and management's responses for implementation of actions to correct weaknesses in internal controls; reviewing disclosures made by management regarding significant deficiencies in the design or operations of internal controls and reviewing without legal counsel any legal or regulatory matters that could have a significant impact of Vaaldiam's financial statements as well as any enquiries received from regulators. In respect of the auditors, the committee is responsible for recommending to the board of directors the auditors to be appointed and approve their compensation; reviewing independence and qualifications of the auditors; discussing with the auditors the quality and acceptability of Vaaldiam's accounting principles; assessing the auditors' processes for identifying and responding to key audit and internal control risks; evaluating the performance of the auditors and pre-approving all non-audit services provided by the auditors.

The Audit Committee is also charged with various aspects of Vaaldiam's financial reporting, including reviewing and approving the interim financial statements, financial information, management's discussion and analysis and any earnings press releases; reviewing with management and the auditors, Vaaldiam's annual financial statements, management's discussion and analysis and various matters in connection with the auditors' audit; reviewing significant accounting and reporting issues and understanding their impact on the financial statements and reviewing analyses prepared by management and/or the auditors detailing financial reporting issues and judgments made in connection with the preparation of financial information.

Each member of the Audit Committee is required to be financial literate, meaning that the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can be expected to be raised by Vaaldiam's financial statements.

The foregoing is a summary of the Audit Committee's mandate as set forth in the Audit Committee charter, the full text of which is set forth as Schedule "C" hereto.

Current Composition of the Audit Committee

The following are the members of the Company's Audit Committee:

Peter Bojtos	Independent[1]	Financially Literate[1]
A. Lee Barker	Independent[1]	Financially Literate[1]
Robert Lord	Independent[1]	Financially Literate[1]

[1] As defined by Multilateral Instrument 52-110.

Relevant Education and Experience

Peter Bojtos

Mr. Bojtos is a Professional Engineer and a graduate of the University of Leicester, England. He is also a Member of the Canadian Institute of Mining and Metallurgy, a Member of the Society of Economic Geologists and a Member of the Institute of Mining, Metallurgy and Materials of London, England. Mr. Bojtos has over 30 years of international experience in the mining industry. He has an extensive background in corporate management as well as in many facets of the industry, from exploration through the feasibility study stage to mine construction, operations and decommissioning. Mr. Bojtos graduated from the University of Leicester, England in 1972, following which he worked at mines in West Africa, the United States and Canada. From 1980 to 1992, he was employed by Kerr Addison Mines Limited, a Noranda group company in various management positions, the last being Vice-President, Corporate Development. From 1992 to 1993, Mr. Bojtos was the President and Chief Executive Officer of Consolidated Nevada Goldfields Corporation, which operated precious metal mines in the United States. From 1993 to 1995, he was Chairman and Chief Executive Officer of Greenstone Resources Limited, a company which was developing gold mines in Central America. For the past seven years, Mr. Bojtos has been an independent director of several mining and exploration companies. He has been a director of the Company since 1996. Mr. Bojtos' extensive senior management experience and resulting exposure to financial related matters in businesses similar to those of the Company have provided him with the necessary background to qualify as financially literate for the purpose of Multilateral Instrument 52-110.

A. Lee Barker

Mr. Barker holds Applied Science degree in Geological Engineering from the University of Toronto and a Master of Science degree in Mineral Exploration and Economics from McGill University. He is a Fellow of the Geological Association of Canada, is a Member of the Society of Economic Geologists, the Canadian Institute of Mining and Metallurgy and the American Institute of Mining Engineers. Mr. Barker is president and CEO of Sparton Resources Ltd. Mr. Barker has held senior management positions in several junior and major mining companies, where he was involved in the discovery and development of a number of base metal, precious metal, and industrial mineral deposits. With over 35 years of experience in the mining industry, Mr. Barker has generated and managed exploration, evaluation, and development programs for various commodities in North and South America, Africa, Australia, China and the former Soviet Union. Since 1991, Mr. Barker has been closely involved in the exploration, discovery, evaluation and development programs of several significant diamond deposits in Canada's Northwest Territories, South Africa, Angola and parts of South America. He supervised the initial exploration program on the Diavik Project near Lac de Gras in the Northwest Territories which led to the discovery of over fifty kimberlite bodies, four of which commenced commercial production in 2003. As Executive Vice President of SouthernEra Resources Ltd., Mr. Barker was involved in the discovery and development of the Marsfontein kimberlite pipe in South Africa. Mr. Barker's extensive senior management experience and resulting exposure to financial related matters in businesses similar to those of the Company have provided him with the necessary background to qualify as financially literate for the purpose of Multilateral Instrument 52-110.

Robert Lord

Robert Lord is President of Captaur Investments Limited, an investment holding company. Mr. Lord is a Chartered Accountant and was a partner of Ernst & Young LLP and its predecessors. Mr. Lord retired from his position as Vice-Chairman of Ernst & Young LLP in 2000. He then assumed the position of Chairman of the Canadian Institute of Chartered Accountants, a post he held until June 2002. Mr. Lord is a director of Mackenzie Financial Corp. (a subsidiary of IGM Financial Inc., a Toronto Stock Exchange listed company), Chairman of the Board of Directors of MTI Global Inc. (a Toronto Stock Exchange listed company), a director of Coretec Inc. (a Toronto Stock Exchange listed company), and a Trustee of Legacy Hotels Real Estate Investment Trust (a Toronto Stock Exchange listed company). Mr. Lord's educational background includes an Honours Bachelor of Arts in Political Science and Economics.

Reliance on Certain Exemptions

At no time since the commencement of the 12 month period ended December 31, 2006 has the Company relied on an exemption in Section 2.4 of Multilateral Instrument 52-110 (De Minimus Non-audit Services), Section 3.2 of Multilateral Instrument 52-110 (Initial Public Offerings), Section 3.3(2) of Multilateral Instrument 52-110 (Controlled Companies), Section 3.4 of Multilateral Instrument 52-110 (Events Outside Control of Member), Section 3.5 of Multilateral Instrument 52-110 (Death, Disability or Resignation of Audit Committee Member), Section 3.6 of Multilateral Instrument 52-110 (Temporary Exemption for Limited and Exceptional Circumstances) or on Section 3.8 of Multilateral Instrument 52-110 (Acquisition of Financial Literacy) or on an exemption from Multilateral Instrument 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110 (Exemptions).

Audit Committee Oversight

At no time since the commencement of the 12 month period ended December 31, 2006 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

External Auditor Services Fees (By Category)

The aggregate fees billed by the Company's external auditors in the 12 months ended December 31, 2005 and 2006 were as follows:

Year	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2005	$23,400	Nil	$5,500	Nil
2006	$36,088	$980	$3,500	$75,047

"Tax Fees" related to the preparation of Vaaldiam's annual tax returns, while "All Other Fees" related to the calculation of the value of stock based compensation for inclusion in the Company's financial statements, a financing related review of the Company's interim unaudited financial statements for the nine months ended September 30, 2005 and a review of a joint venture partner's exploration expenses for earn-in purposes.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings and was not a party to any legal proceedings during the year ended December 31, 2006 and is not aware of any such proceedings that are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer of the Company or person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of the Common Shares, or any associate or affiliate of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

Equity Transfer and Trust Company is the Company's transfer agent and registrar at its office located at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1.

MATERIAL CONTRACTS

Contracts of the Company, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into by the Company between January 1, 2003 and March 22, 2007 are listed below.

Option Agreement with Rio Tinto

The Company entered into an option agreement with Rio Tinto on November 26, 2003. See "Mineral Projects - Material Mineral Properties – Pimenta Bueno Property – Rio Tinto Agreement".

Underwriting Agreement for 2006 Offering of Special Warrants

The Company entered into an underwriting agreement on February 9, 2006 with Wellington West Capital Markets Inc., National Bank Financial Inc. and Westwind Partners Inc. pursuant to which they agreed to act as underwriters in connection with the offering of the Special Warrants. Pursuant to the agreement, Vaaldiam paid the underwriters 6% of the gross proceeds as partial consideration for their services. In addition, Vaaldiam issued to the underwriters a number of compensation options equal to 6% of the number of Special Warrants issued pursuant to the offering. Each compensation option is exercisable for no additional consideration into one broker warrant, with each broker warrant entitling the holder thereof to acquire one Common Share at an exercise price of $0.90 at any time on or before February 9, 2007.

Special Warrant Indenture

On February 9, 2006, Vaaldiam entered into a special warrant indenture with Equity Transfer Services Inc. (as trustee) setting forth the terms on which the Special Warrants were issued. See "General Development of the Business – Three Year History – Events of 2006 to date".

Each of the above material contracts is available for review on the SEDAR website at www.sedar.com.

SUMMARY OF EXECUTIVE EMPLOYMENT AGREEMENTS

The Company has entered into an amended and restated employment agreement dated January 1, 2005 with Mr. Kenneth Johnson, President and Chief Executive Officer, and an employment agreement dated January 1, 2007 with Mr. Robert Yeoman, Vice President, Chief Financial Officer and Corporate Secretary.

With respect to Mr. Johnson, his employment agreement provides that he will be employed for a period of three years, at the expiry of which term his employment will continue automatically for a further three years, unless notice of non-renewal is provided by either Mr. Johnson or the Company. Mr. Johnson's base salary exclusive of bonuses, benefits and other compensation was $100,000 for the first year of the agreement and the salary shall be reviewed annually by the board with a view to determining appropriate increases, if any, such that Mr. Johnson's current base salary is $220,000 per annum.

With regard to Mr. Yeoman, his employment agreement provides that he will be paid a base salary, exclusive of bonuses, benefits and other compensation, of $150,000 for the first year of the agreement and the salary shall be reviewed annually by the board with a view to determining appropriate increases, if any, and that he will be employed for a period of two years.

Should Mr. Johnson's or Mr. Yeoman's employment be terminated (i) by the Company for any reason other than just cause, disability or death; (ii) by Mr. Johnson or Mr. Yeoman for good reason; or (iii) by Mr. Johnson or Mr. Yeoman with or without good reason during the six month period immediately following a control change, Mr. Johnson would be entitled to three years annual remuneration, while Mr. Yeoman would be entitled to one year annual remuneration. Both executives would retain their vested options to time of expiry pursuant to the terms of the stock option plan. Both Mr. Johnson's and Mr. Yeoman's employment agreements therefore provide for severance payments in respect of their termination in certain circumstances including, without limitation, following a change of control.

INTEREST OF EXPERTS

Names of Experts

Timothy L. Maunula, B.Sc., P.Geo., of Wardrop is an independent consulting geologist and a "qualified person" for the purposes of National Instrument 43.101, is the author responsible for the preparation of the Pimenta Bueno Technical Report dated December 23, 2005 as amended on March 10, 2006, entitled "Technical Report on the Pimenta Bueno Project, Brazil" and the report entitled "Technical Report on the Brauna Property" dated March 20, 2006" both of which are incorporated by reference herein and are available on the SEDAR website at www.sedar.com.

Interest of Experts

Neither the expert named under "Names of Experts" nor Wardrop, the company with which the expert is employed, when or after they prepared the statement, report or valuation, has any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates (based on information provided to the Company by the experts) and he is not expected to be elected, or appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information related to the Company may be found on SEDAR as www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company filed for its most recent annual and special meeting of shareholders. Additional financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2006.

SCHEDULE A

TECHNICAL REPORT SUMMARY

The following summary of Vaaldiam's Pimenta Bueno Property has been excerpted from a technical report dated December 23, 2005 as amended on March 10, 2006 and entitled "Technical Report on the Pimenta Bueno Project, Brazil" which was prepared by Wardrop Engineering Inc. pursuant to National Instrument 43-101. For additional information, reference should be made to the entire technical report which is available on the SEDAR website at www.sedar.com.

1.0 SUMMARY

1.1 INTRODUCTION

Vaaldiam Resources Ltd. (Vaaldiam) has rights to 57 mining claims and exploration permits encompassing approximately 247,000 hectares in the Pimenta Bueno diamond district of the state of Rondônia, Brazil (the Property). Vaaldiam initiated its Phase 1 exploration program on the Property in December 2003, and has identified or confirmed the presence of 34 kimberlite occurrences in the Pimenta Bueno area.

Rio Tinto Desenvolvimentos Minerais Ltda. (Rio Tinto) has exercised an option to earn a 51% interest in the southern two-thirds of The Property (the Southern Block), requiring Rio Tinto to spend US$5,000,000 on exploration over a period of three years starting in 2005. Rio Tinto can also earn a 51% interest in the northern one-third of the Property (the Northern Block) by spending US$7,500,000 over a period of three years. The western portion of the Property (the Western Block) is situated approximately 30 kilometres west of the Northern Block and is also governed by the terms of the joint venture agreement with Rio Tinto and considered part of the Southern Block.

1.2 PROPERTY DESCRIPTION AND LOCATION

1.2.1 *PROPERTY DESCRIPTION*

The Property is comprised of mining claims and exploration permits covering approximately 247,000 hectares. Most of the claims and permits comprising the Property were originally acquired by application by Mineração Santa Elina (Santa Elina), and were transferred to Mineração Paraguaçu Indistria e Comercio Ltda. (Paraguaçu) in November 2003 following the acquisition of Paraguaçu by Vaaldiam through a reverse take-over transaction.

1.2.2 *PROPERTY LOCATION*

The Property is centred approximately at latitude 11°30' South and longitude 60°45' West and consists of 57 mining claims and exploration permits encompassing approximately 247,000 hectares, in the Pimenta Bueno diamond district of the state of Rondônia, Brazil. The property is located immediately east-southeast of the City of Espigão do Oeste, and lies approximately 50 kilometres east of the town of Pimenta Bueno. A block of ten claims comprising the Western Block is situated 25 kilometres to the west of the main group of contiguous claims comprising the Northern and Southern Blocks. The Western Block is centred on latitude 11°32' South and longitude 61°18' West.

1.3 HISTORY

Exploration work has been conducted on the property since 1974 by De Beers Brasil Ltda. (DeBeers), Companhia de Pesquisa de Recursos Minerais (CPRM), Rio Tinto and Santa Elina.

During the exploration conducted by DeBeers from 1974 to 1982, five kimberlite pipes were discovered. These pipes were bulk sampled but no results are available. DeBeers' exploration work focused on the sampling of stream sediments and alluvium for favourable indicator minerals. In addition, DeBeers took loam samples on a grid-block pattern in priority areas.

CPRM conducted exploration from 1983 to 1990, initially focusing on the alluvial diamond potential in two areas (Rio Machado and Igarape). CPRM completed geological mapping, prospecting, auger drilling (161 holes totalling 550 metres), pitting and geochemical sampling (stream and loam heavy mineral concentrates). This exploration work resulted in the discovery of two new diamondiferous kimberlites, Cosmos 1 and Cosmos 2. Bulk sampling of these two kimberlites resulted in the recovery of seven diamonds from 400 cubic metres of weathered kimberlite at Cosmos 1 and four diamonds from 251 cubic metres at Cosmos 2. Three of the diamonds recovered from the Cosmos 1 pipe totalled 0.96 carats in weight and their estimated value by CPRM was US$ 66.00 per carat (1983 diamond prices). Four diamonds recovered from Cosmos 2 had a total weight of approximately 0.3 carats, and their value was estimated at US$ 9.00 per carat (1983 diamond prices).

During the period 1991 to 1992, it appears that there was very little diamond exploration completed in the Pimenta Bueno district.

Rio Tinto started exploration in the Pimenta Bueno district in April 1993. Rio Tinto's exploration work covered what is now the Southern and Western Block of Vaaldiam's property. Rio Tinto selected the exploration area based on the regional geology of the area, which they felt held good potential for economic primary diamond deposits. Initially their exploration work involved the collection of regionally based stream sediment samples for heavy mineral samples. Rio Tinto then carried out the first of two airborne magnetic and radiometric surveys over their property holdings, which resulted in the identification of 41 geophysical anomalies. Ground magnetic surveys accompanied by drilling resulted in the discovery of thirteen new kimberlite pipes. Sampling of the pipes resulted in recovery of a varying number of stones ranging from one to 23. In a report dated January 5, 1996, Rio Tinto reported that "the flat diamond distribution curve suggests the potential for large stones" in the pipes that produced positive results.

By the end of 1995, Rio Tinto had acquired a total of 269 claims in the Pimenta Bueno district covering an area of roughly 2.6 million hectares. By early 1996, Rio Tinto started exploration efforts on the Colorado do Oeste area situated to the south of the Pimenta Bueno district. The reduced availability of exploration funding resulted in Rio Tinto surrendering the ground by 2000.

Santa Elina started to acquire mining claims in the Pimenta District in 2000 as part of an acquisition strategy involving the selection of ground that had potential for base metal mineralization. Santa Elina geologists recognized the area's potential for primary and secondary diamond deposits, and carried out a preliminary exploration program focused on several of the known kimberlites. Of the 20 kimberlites identified in the region, 17 pipes were located on the Santa Elina ground and 11 of these were sampled. Prospecting during this orientation work resulted in the discovery of a new kimberlite, Chico Bueno (now known as Pepper 7).

In June 2003, Santa Elina acquired an exploration option over an area containing a kimberlite pipe known as the Carolina pipe, which is situated approximately 500 metres to the west of the Northern Block of the Property. The Caroline Pipe is a hypabyssal facies kimberlite with a surface expression of 1.0 to 1.2 ha and a geophysical expression of 1.8 ha. The exploration option was terminated in August 2003. Sola Resource Corp. currently controls the Carolina Pipe (see Section 15.2).

1.4 GEOLOGICAL SETTING

1.4.1 *REGIONAL GEOLOGY*

The southwestern Amazon region is situated entirely within the South American platform and comprises a series of accretionary belts last consolidated in the Grenville era. Strictly speaking, the southwestern edge of the Amazon region is not classified as a classic Archean craton but its potential is considered to be high on the basis of existing diamondiferous kimberlites and sound evidence for plume-related kimberlite magmatism that entrained deep-seated mantle materials equilibrated under cool geothermal conditions.

1.4.2 *PROPERTY GEOLOGY*

The Property straddles the northern limits of the Parecis Basin, a rift-sag type basin that trends in a northwestern direction and is locally known as the Fazenda da Casa Branca/ Pimenta Bueno graben. The graben is located at the northwest end of the 125°AZ lineament and is bound to the north by the President Hermes fault (125°AZ) and to the south by the Itapoa fault (approximately East-West).

The Pimenta Bueno Formation, an evaporitic/siliciclastic sequence in Western Amazonia, was deposited during a continent-wide Carboniferous glaciation with diamictites dated at late Carboniferous to Early Permian. The depositional environment of the Permian sediments of the Fazenda da Casa Branca Formation is essentially fluvial, locally aeolian and glacial.

The strike faults are typically down-dip to the southwest giving the graben its asymmetry. Horizontal movement along these structures at the eastern end of the graben is sinistral. Northeast trending tensional transfer faults (accommodation or relief structures) cut perpendicularly through the graben.

The graben is filled with Palaeozoic sediments of the Pimenta Bueno and Fazenda da Casa Branca Formations. There is some confusion regarding the age of the Pimenta Bueno units as they are variously described to be Silurian/Devonian or Carboniferous and are predominantly restricted to the inner part of the graben. However what is established is that the Fazenda da Casa Branca "sands", disconformably overlie the Pimento Bueno Formation with a distinct erosional contact. A polymict conglomerate is commonly seen at the base of the Fazenda da Casa Branca sequence and locally carries kimberlite indicator minerals and diamonds.

Outside the graben, the geological assemblages are north-northwest trending Precambrian crystalline basement rocks comprising a supracrustal assemblage of acid sub-volcanic and hypabyssal rocks (1.6 Ga), granitic rocks (1.2 -1.4 Ga) and mafic intrusions which correspond to the last major tectonic event, the Rondoniense at 1.2 -1.3 Ga.

1.4.3 *PIMENTA BUENO AREA*

A total of 25 kimberlite bodies have been discovered on the Property. Twenty pipes and/or blows have been classified as kimberlites while five intrusives have been classified as more evolved related rock types of kamafugitic affinity.

The kimberlites occur at the contact zone between the Pimenta Bueno and Fazenda da Casa Branca formations. The kimberlites are considered to be Permian age because the Pimenta Bueno Formation is late Carboniferous to early Permian and the Fazenda da Casa Branca Formation is Permian in age. The contact between the Fazenda da Casa Branca and Pimenta Bueno Formations is an angular and erosive unconformity and identified by a conglomerate unit at the base of the Fazenda da Casa Branca Formation.

Kimberlite indicator minerals do occur in the basal conglomerate of the Fazenda da Casa Branca Formation, which is consistent with the observations that drill holes intersecting kimberlite don't usually exhibit a well developed conglomerate horizon and that conglomerate lenses are more significant at the borders of the graben structure. This suggests a positive topography for the pipes during the deposition of the cover rocks.

Crater facies kimberlites occur in the same stratigraphic positioning of the diatreme facies kimberlites. It would appear as if the kimberlites are hosted in the main system of faults and deep-seated linear structures of the Pimenta Bueno graben, which are identified both by means of magnetic surveys and satellite imagery.

The known kimberlites within the Pimenta Bueno area cluster in a 25 kilometre east-west by 20 kilometre north-south block covering about 500 square kilometres. The area comprises 26 known kimberlite intrusions separated into two groups: the Cosmos-Tumeleiro-Clara bodies and the Pepper bodies. Five of the Cosmos-Tumeleiro bodies are mineralized, the Clara kimberlite is mineralized, and eight of the 15 Peppers intrusions are mineralized.

The Tumeleiro 4 to 8 intrusions, comprising more evolved rock types that lack kimberlite indicator minerals and characteristically have associated magnetic lows, are also part of the main cluster.

Aside from the Carolina and Araras-11 kimberlites, the known mineralized kimberlite bodies cluster within a reasonably tight area of approximately 70 square kilometres, where there is a strong structural control on their emplacement. For example, the Cosmos 1, Cosmos 2 and Tumeleiro 3 bodies lie on the intersection of northwest-northeast trends. The Carolina Pipe appears as an isolated intrusive that lies just off the Property, approximately 50 kilometres to the northwest of the main cluster of pipes that comprise the main cluster of the Cosmos-Tumeleiro-Clara pipes. Isolated magnetic anomalies, which lie within the Property boundaries and are situated immediately east of the Carolina Pipe, coupled with associated indicator mineral anomalies, suggest the presence of a second cluster of pipes in the area of the Carolina Pipe.

1.5 EXPLORATION

1.5.1 VAALDIAM EXPLORATION, 2003-2004

Vaaldiam's Phase I exploration program was initiated in December 2003 with the objectives of (i) identifying new kimberlite exploration targets on the Property and (ii) assessing the remaining potential of known kimberlites that have mineral chemistry consistent with equilibration inside the diamond stability field.

The identification of exploration targets on the Property was accelerated through the acquisition by Vaaldiam of all of Rio Tinto's exploration data for the Pimenta Bueno district and through the access to Rio Tinto's laboratory and other technical support facilities in the Federal District of Brasilia.

The data acquired from Rio Tinto in late 2003 comprises four airborne magnetic and radiometric survey blocks and all ground geophysical and geochemical survey data, drilling information, indicator minerals and analytical results produced during the ground exploration programs that followed the airborne geophysics surveys.

The exploration approach on the Property utilized by Vaaldiam is described as follows:

a) Organization and migration of geoscientific and mineral exploration data into a GIS application to support target selection.

b) Reprocessing of the Rio Tinto airborne geophysical data, with emphasis on generating and prioritizing new survey targets for follow-up. Analytical interpretation of the Total Magnetic Intensity Field, Analytical Signal and First Derivative Maps of the survey area indicated the presence of 48 anomalies that could be related to kimberlite or similar intrusive rocks. Twenty-five anomalies out of the 48 are located within the Southern Block of the Property.

c) Vaaldiam developed multi-thematic interpretations of the integrated data towards the generation and prioritization of exploration targets.

d) Flying a new airborne magnetic survey in the Northern Block in December 2003 and January 2004. Anomalies were selected based on a correlation of the magnetic signatures of possible intrusive sources on all derivative products, as well as an analysis of the related profiles. The interpretation indicated the presence of 26 anomalies that could be related to kimberlites or similar intrusive rocks. Twelve anomalies out of the 26 selected on the initial selection phase are located within the Property. According to the characteristics of the magnetic signatures of the anomalies in map and profile, the anomalies were graded into priorities P1, P2, P3 and Abandon.

e) Kimberlite indicator mineral studies were conducted, both reconnaissance and follow-up, by means of drainage, loam and bulk sampling. Four 1,000-litre alluvial samples were collected from the Franco Ferreira River within the Francisco Bueno basin. The results from this initial sampling were positive and provided indication of high-interest kimberlites. To further define indicator mineral targets, Vaaldiam continued to prospect and explore along regional drainage patterns and carry out loam sampling. From 154 samples (alluvial, rock and loam) collected, almost 82% were positive, 3% the results are still pending and only 16% were negative.

f) A total of 36 airborne magnetic anomalies were selected for ground follow-up work that consisted of detailed ground magnetic surveys and loam sampling for kimberlite indicator minerals. Ground magnetic surveys were completed over 9 of the 14 anomalies identified as Priority 1. Two Priority 1 anomalies were abandoned due to negative geological results and the two remaining surveys are awaiting the acquisition of surface access rights. Seven of the 10 anomalies identified as Priority 2 were surveyed with ground magnetic surveys, one was abandoned and on another one the work has been temporarily suspended. No ground magnetic surveys have been completed over the 12 Priority 3 anomalies, as these are being evaluated first on the basis of indicator mineral sampling results.

   A total of 23 loam and 13 alluvial samples were collected over 24 of the 36 airborne magnetic anomalies. Samples from eighteen of the anomalies returned positive results for favourable indicator minerals, the remaining six were negative.

Four anomalies were prioritized for additional testing by drilling or surface sampling based on the results of the detailed magnetic surveys. Four further anomalies were selected on the basis of both the ground magnetic survey and sampling results.

g) Detailed ground magnetic and electromagnetic surveys along with heavy mineral sampling were conducted in the area of priority pipes that included the Tumeleiro 3, Cosmos 1, Cosmos 2, Clara 1 and Clare 2 kimberlites. A total of 100.33 line kilometrès of reference grid were established over the area of the Tumeleiro-Cosmos kimberlite cluster. The ground magnetic survey detected three magnetic pipes (Cosmos 1, Cosmos 2 and Tumeleiro 3) and identified a further five small magnetic responses that were not apparent in the airborne data. Two of these responses were tested by auger drilling and kimberlitic material confirmed. Follow-up ground work 200 metres southeast of Cosmos 1 resulted in the discovery of a new pipe.

Vaaldiam has identified 25 kimberlite pipes on the Property. The evaluation priority for these known kimberlites was established based on petrography, diamond content and indicator mineral chemistry.

During the prioritization of the kimberlites, Vaaldiam initially evaluated the mineral chemistry data related to the known kimberlites, with a focus on the kimberlites with indicator minerals that had been equilibrated within the diamond stability field (for a 36 mW/m^2 geotherm). Based on this information, each of the kimberlite pipes was ranked in relation to their sampling within the diamond stability field.

This ranking of the kimberlites was then compared with the macrodiamond and microdiamond sampling data that was available in the Rio Tinto data set. Based on this collective information, a total of 12 kimberlite pipes were selected as priority targets, which warranted continued exploration.

Mini-bulk sampling for diamond content and reconnaissance drilling of the first of twelve high-priority kimberlites in the cluster was completed for Tumeleiro 3 (Cosmos 5), Clara 1, Pepper 7 (Chico Bueno) and Pepper 6 (João Luis).

TUMELEIRO 3

Mineral chemistry for the indicator minerals recovered from the Tumeleiro 3 kimberlite indicates that this kimberlite possesses promising chemistry. There is a notable presence of G10 garnets and also eclogitic garnets. Kimberlite was intersected in 18 of 48 auger holes, outlining a kimberlite body covering a surface area of 0.4 hectares. A 495-kilogram sample of kimberlite was extracted from a former Rio Tinto trench and submitted for microdiamond analysis. A total of 108 stones weighing 0.084 carats were recovered from this sample (sample MP0071).

CLARA 1

Bulk sampling was initially comprised of trenching on the Clara 1 kimberlite. Four pit samples extracted and processed for Clara 1 resulted in the recovery of 198 diamonds with a total weight of 0.11 carats from 1,685.13 kilograms of kimberlite. Three core holes were completed to determine the relationship between a nearby electromagnetic anomaly (H) and Clara 1. From a combination of the drilling and trenching, it appears that Clara 1 is a 3 to 5 metre wise fissure deposit that is laterally continuous from Cosmos 2 to Cosmos 1.

Pepper 6 and 7

Vaaldiam collected two small mini-bulk samples from surface exposures of Pepper 6 and 7 (formerly Chico Bueno). The Pepper 7 kimberlite sample produced negative results for diamonds. The Pepper 6 pipe was historically identified as a one hectare kimberlite pipe, discovered by Rio Tinto in 1994. Previous drill samples by Rio Tinto reported five stones recovered from a small 201 kilogram sample. Vaaldiam collected samples of weathered kimberlite for heavy mineral analysis that produced abundant garnets, chromites and ilmenites. Vaaldiam's sample identified one microdiamond from a sample of 106.4 kilograms.

Franco Ferreira Block

Positive results obtained from the first alluvial sampling campaign on the Franco Ferreira Block show an anomalous area with abundant kimberlitic minerals. The objective of the exercise was to provide background indicator mineral chemistry information for the region surrounding the known kimberlites situated in the Southern Block. Coarse garnets and ilmenites with original texture suggest that results came from a proximal source. Eclogitic garnets were also recovered, and cannot be tied back to a source kimberlite.

1.5.2 Rio Tinto Exploration, 2005

The Rio Tinto and Vaaldiam Joint Venture (see Section 1.1), for which Rio Tinto is the operator, is currently focusing its exploration efforts on the following fronts:

- Delineation core drilling program on eight of the mineralized kimberlite pipes to determine their size, volume, geometry, broad geological variations and prospectivity;
- Reverse circulation drilling program carried out on prioritized pipes (approximately three, dependent upon budget and results) to collect a mini-bulk sample for the recovery of microdiamonds;
- Ground gravity surveys to improve the delineation of prioritized pipes in conjunction with core drilling and previous ground magnetic surveys;
- Ground electromagnetic surveys (MaxMin) testing over key pipes;
- Testing effectiveness of helicopter surveys using VTEM and magnetic surveys over the different geological environments present on the Property;
- Regional alluvial sampling program to define new areas and areas with sparse coverage that possess kimberlite potential.

Delineation Drilling

Eight prioritized kimberlite pipes are being core drilled to confirm general pipe size, volume and geometry and broad geological variations and prospectivity prior to defining a short list for mini-bulk sampling. Vaaldiam drilled Pepper 4 and Pepper 13 (10 holes, 1173 m) in the second quarter of 2005 and Rio Tinto have since drilled Cosmos 1 (5 holes, 1148 m), Pepper 6 (3 holes, 330 m), Pepper 1 (3 holes, 454 m), Pepper 3 (6 holes, 517 m), Cosmos 3 (7 holes, 1240 m) and Cosmos 4 (5 holes, 476 m). The latter two pipes are currently in progress. Gravity surveys have been completed over all pipes except for Pepper 1 and Pepper 6. Cosmos 2 has not been drilled but a gravity survey has been completed as an extension to the Cosmos 1 survey.

Kimberlite in Pepper 1, Pepper 3, Pepper 4, Cosmos 3 and Cosmos 4 are comprised of volcaniclastic kimberlite breccia. Delineation drilling of the Pimenta Bueno kimberlites suggests that their morphology is that of shallow flaring craters but steep-sided, small pipes.

In contrast, Cosmos 1 and possibly Pepper 13 may represent tuffisitic kimberlite emplacement typical of diatreme-facies kimberlite and Pepper 6 has been interpreted as a kimberlite sill.

The core samples will be processed using a caustic fusion process in Rio Tinto's laboratory in Brasilia (see Section 13). Results are pending for these drill holes.

Reverse Circulation Drilling

Rio Tinto plan to prioritize three kimberlite pipes for reverse circulation (RC) drilling in the fourth quarter of 2005 and first quarter of 2006. The pipe selection will take into account the volume potential, petrology, indicators and past microdiamond results.

The current plans are to extract a 50-tonne mini-bulk sample from each chosen pipe to give a general indication of the potential for commercial stones.

A total of thirteen holes have been completed on Cosmos 1 for a total of 2577 metres.

The mini-bulk samples will be processed in Rio Tinto's Dense Media Separation (DMS) plant in their Brasilia laboratory (see Section 13). Results are pending for these samples.

Geophysical Surveys

Ground gravity surveys have been completed on priority pipes to improve the delineation of the pipes, in conjunction with core drilling and previous ground magnetic surveys. Surveys have been completed in two phases: (1) Cosmos 1 and Pepper 3 and (2) Cosmos 2, Pepper 4, Pepper 13, Cosmos 3 and Cosmos 4. Processed results have been received from phase 1, which identified a gravity low resulting from the kimberlite hosted within the Pimenta Bueno sediments. The results are pending for Phase 2.

Rio Tinto has completed no new magnetic surveys on the Property. Magnetic property sampling is being carried out on all drilled pipes to define the susceptibility and remnant magnetic properties of the pipes. Final results are pending for these analyses.

Horizontal loop electromagnetic test surveys (Max-Min) were completed over selected pipes. Test survey results in May 2005 showed clear anomalies over each pipe. Full grids were completed on Cosmos 1, Cosmos 3, Cosmos 4 and Pepper 3 in August. Test surveys were completed then over Pepper 6. Anomalies were identified on Cosmos 1 and Pepper 3 but the Max-Min surveys were of limited use over Pepper 6, Cosmos 3 and Cosmos 4. Overall results indicate that Max-Min surveys would be a useful method to map kimberlites.

A 25 km x 7 km helicopter electromagnetic (EM) survey is underway on the Property using the time domain VTEM equipment of Geotech Ltd. (Canada). The survey is run on 100 m spaced N-S lines with both VTEM and magnetic surveys and will comprise a total of 1900 line kilometres. This initial survey is both designed to advance exploration in the central area of properties, but also to test the method over known pipes in different geological environments.

No downhole geophysical studies are currently employed but options are being evaluated.

Regional Sampling

Stream gravel sampling is being undertaken in new areas and in areas with sparse coverage in previous programs. Sampling will take place in the North Block (107 of 153 samples collected) and the South Block (28 of 60 samples collected). No work has been proposed for the West Block. Results are pending for this program.

1.6 Mineral Resource and Mineral Reserve Estimates

There are no mineral resources on the Property as defined by the CIM Standards on Mineral Resources and Reserves.

The geological potential has been assessed based upon the initial surface area estimates of the pipe projected subvertically to 200 metres. Based on a bulk density of 2.3 g/cm^3, the geological potential is 173 M tonnes (Table 1.1) for six pipes delineated to date by drilling on the Project. This estimate is conceptual in nature and does not constitute a mineral resource, and it is uncertain if further exploration will result in the determination of a mineral resource on the Property.

Table 1.1 Pimenta Bueno Geological Potential

Pipe	Area (Ha)	Depth to top (m)	Mt to 200m
Cosmos 1	2.5	subcrops	8
Cosmos 3	12	subcrops	48
Cosmos 4	5	subcrops	18
Pepper 1	2	>20	6
Pepper 3	17	>55	69
Pepper 4 (and 13)	7	>25	24
Pepper 6	sill only	0 - 30	-

Notes:

1. Areas are initial estimates of surface extents only, subject to modification after completion of delineation and interpretation of all delineation results including pending gravity data and modelling.
2. Tonnages are initial estimates only, subject to modification after completion of delineation and interpretation of all delineation results including pending gravity data and modelling

1.7 Recommendations

Wardrop endorses the multiphase exploration approach undertaken by Rio Tinto. This method allows for grassroots exploration to assess overall potential of the Property combined with advanced exploration to assess the potential economic viability of the diamondiferous kimberlites.

Specific exploration recommendations are pending receipt of current exploration results. The favourable results to date have provided justification for the current exploration program.

SCHEDULE B

TECHNICAL REPORT SUMMARY

The following summary of Vaaldiam's Brauna Project has been excerpted from a technical report dated March 20, 2006 and entitled "Technical Report on the Brauna Project, Brazil" which was prepared by Wardrop Engineering Inc. pursuant to National Instrument 43-101. For additional information, reference should be made to the entire technical report which is available on the SEDAR website at www.sedar.com.

1.0 SUMMARY

1.1 INTRODUCTION

The Braúna Kimberlitic Province is located in Brazil to the south of the town of Nordestina in Bahia State, in the Rio Itapicuru basin. The Itapicuru River in Braúna Province was a production centre of gold and diamonds in the middle of the 20th century.

DeBeers Brasil Limitada (DeBeers) commenced prospecting activities in this area in 1980, based on the historical diamond production and an analysis of the tectonic setting of the area. The extensive exploration program in 1990's included high density alluvial sampling, loam sampling, ground geophysical and airborne geophysical programs. This culminated in the discovery of a group of 14 kimberlitic bodies (blows and dykes). DeBeers' sampling program demonstrated that 13 of the 14 kimberlitic bodies are diamondiferous. The largest diamonds recovered from individual samples were 0.312 carats (from a sample of kimberlite) and 0.495 carats (from an alluvial sample). All of the samples were less than 5 cubic metres in volume.

In 2004 Majescor Resources Inc. (Majescor) started negotiations with DeBeers with the objective to acquire the Mineral Exploration Licenses and the data bank of the Braúna Project (the Project). The negotiations were completed in December 2004 when the "Agreement for the Assignment and Transfer of Mineral Rights and Geological Data Analysis" was signed by DeBeers and Majescor.

In August 2005 Vaaldiam Resources Ltd (Vaaldiam) acquired a 60% interest in the Project from Majescor and by November 2005 Vaaldiam started the delineation and evaluation programs.

1.2 PROPERTY DESCRIPTION AND LOCATION

The Project is centred approximately at latitude 10°55' South and longitude 39°25' West and consists of three exploration permits encompassing approximately 5,000 hectares. The property is located immediately south of the Town of Nordestina in the Bahia State, Brazil.

Vaaldiam acquired the 60% interest in the Project under the terms of a purchase agreement with Majescor, whereby Vaaldiam paid DeBeers the sum of $300,000 on behalf of Majescor which represented the balance owed by Majescor under the terms of a purchase agreement between DeBeers and Majescor involving the Braúna property. In addition, Vaaldiam issued a total of 150,000 common shares to Majescor. Vaaldiam and Majescor are exploring the property pursuant to a joint venture agreement.

The joint venture agreement dated October 31, 2005 provides that Vaaldiam's Brazilian subsidiary Mineração Paraguaçu Indústria e Comércio Ltda. (Paraguaçu), will own 60% of the joint venture with Majescor owning 40%. Should either party fail to provide its share of exploration expenditures on the Project then that party's interest in the joint venture company would decline in accordance with an agreed formula.

The claims and permits comprising the property were originally acquired through application by DeBeers and were transferred to Majescor in February 2005. Majescor and Vaaldiam have the exclusive right of exploration, development and exploitation with respect to the property, and to obtain all of the economic return therefrom.

Recently Vaaldiam, through their subsidiary, Paraguaçu, applied for two new concessions which cover a total of 2,800 hectares in two different diamondiferous kimberlite provinces: Umbu Kimberlite located 20 kilometres north and Aroeira Kimberlite located 50 kilometres west of Braúna Province.

Wardrop Engineering Inc. (Wardrop) has not confirmed the status of these exploration permits or concessions.

Wardrop is not aware of any environmental liabilities to which the Project is subject.

1.3 HISTORY

A chronology of major exploration programs was provided to Wardrop by Vaaldiam.

1927 – 1953	Azevedo (1965) described the artisanal gold and diamond mining activities ("garimpos") developed by Mr. Mário Santana within the Itapicuru River and tributaries and reported an intense activity of "garimpeiros" mainly in a locality called "Bastião" (inside of the Project). In the same document, it was reported that more than 5,000 garimpeiros looking for gold and diamonds recovered 5,000 stones in the Itapicuru River (the largest stone reported was 10.5 carats).
1980 – 1998	The initial phase of prospecting in the area by DeBeers, which took place in 1980, was restricted to a stream sampling program of low density and low volume. This programme returned negative results. In 1989 and 1990 increased sample density identified an anomaly comprising garnets and chrome-spinels, located in the Riacho Grande Creek in the Itapicuru River basin. Follow-up work, including systematic stream and soil sampling, led to the discovery of Braúna 1 and Braúna 2 (kimberlite dykes) and Braúna 3 (kimberlite blow), all of which contained mineral chemistry characteristic of diamondiferous kimberlites. This association was confirmed through microdiamond analysis.

During the mid-1990s, DeBeers completed a limited surface sampling program on the kimberlites, which demonstrated that both the kimberlite pipes and dykes on the Braúna property are diamondiferous. The largest diamonds recovered from individual samples were 0.31 carats and 0.50 carats. All of the samples were quite small with volumes of less than 5 cubic metres.

Detailed soil sampling and ground-magnetic surveys were carried out over the discovery area, with only the soil sampling campaign defining a further 12 dykes in the region. This was complemented by a regional Magnetic Airborne Survey, covering an area of 7,600 km^2 (line spacing = 250 metres). No further kimberlites were discovered from follow-up of this survey.

2000 – 2004 An extensive artisanal mining activity was developed by Mr. Nélio Amambahy in his farm over and in the vicinity of Braúna 3 kimberlite. Production records from the manual mining operation indicate that during 2000 and 2001, a total of 250 diamonds with a total weight of 372.9 carats were recovered from colluvial gravels and soils that were excavated immediately downslope from the Braúna 3 kimberlite. The individual diamonds reportedly ranged in size from as small as 0.20 carats to as large as 15.5 carats, with a significant portion of stones falling in the one to three carat range, with an average stone size of 1.49 carats. A two-metre thick cap of calcrete overlies the Braúna 3 kimberlite, which appears to have prohibited mining of the kimberlite pipe itself. However, a small 8 metre deep pit that was excavated through the calcrete and into the kimberlite reportedly resulted in the recovery of a 3.55 carat diamond from a small sample.

2004 Majescor acquired from DeBeers, a 100% interest in the Project, which included all DeBeers data set (sample results, aeromagnetic surveys, etc.) from Serrinha/ Braúna Property. The Project was made up of three claims totalling 49 km^2. However, in terms of the agreement, DeBeers has provided Majescor with data covering an Area of Interest of 7,612 km^2. Four other known kimberlite dyke occurrences, at least two of which are diamondiferous, were discovered but never followed up by DeBeers. The data included airborne geophysics flown over the Project area, as well as information regarding 9,259 samples that were collected. Detailed mineral chemistry for 22,106 grains recovered from the samples is also available. The agreement provides for an outright purchase of a 100% interest in the Braúna property from DeBeers for two cash payments totalling CDN$500,000.

2005 Vaaldiam acquired a 60% interest in the Project under the terms of a purchase agreement with Majescor, whereby Vaaldiam paid DeBeers the sum of CDN$300,000 on behalf of Majescor which represented the balance owed by Majescor under the terms of a purchase agreement between DeBeers and Majescor involving the Braúna project. In addition, Vaaldiam issued a total of 150,000 common shares to Majescor. After the acquisition Vaaldiam immediately started the site assessment and the delineation program on the kimberlite pipes in the province.

1.4 GEOLOGICAL SETTING

1.4.1 REGIONAL GEOLOGY

The Project is located in the Serrinha Block in the northern portion of the São Francisco Craton. According to Barbosa and Sabaté (2002), the São Francisco Craton is the best exposed and the most easily accessible unit of the Precambrian Brazilian shield. Considering its boundaries, delineated by geophysical data and the surrounding fold belts from the Brasiliano orogeny, it spreads nearly throughout Bahia state and over a large part of Minas Gerais. The Craton is truncated by a major North-South rift-thrust belt in which the Mesoproterozoic Espinhaço Supergroup was deposited. In addition, extensive platform sedimentation took place in the Neoproterozoic (Bambui Group) and Phanerozoic. Archean and Paleoproterozoic terrains of the São Francisco Craton crop out in two geographically distinct areas, the first and largest one to the north and northeast of Bahia and, the second to the south towards Minas Gerais. In the Archean and Paleoproterozoic terrains the rocks are predominantely orthogneiss, equilibrated either in the granulite (Jequié Complex and Itabuna-Salvador-Curaça Belt) or amphibolite metamorphic facies (Gavião Block and Serrinha Block). The last two contain greenstone belts sequences of greenschist facies, such as: Contendas Mirante, Umburanas and Mundo Novo (Archean) and Rio Itapicuru and Capim (Paleoproterozoic).

The Serrinha Block (ca. 2.9-3.0 Ga) is an elongated North-South segment up to 100 kilometres wide occurring in the northeast São Francisco Craton. This block contains orthogneisses, migmatites and tonalites (Porphiritic Orthogneiss and Rio Capim Tonalite), which represent the basement of the Paleoproterozoic Rio Itapicuru and Capim greenstone belts. These orthogneisses, migmatites and tonalites with gabbroic enclaves are metamorphosed into amphibolite facies. Syntectonic to late tectonic granitoid plutons were emplaced in the greenstone belt and mark the steps of the Transamazonian evolution within this block.

The Rio Itapicuru Greenstone Belt (RIGC), located in northeastern Brazil, is an important gold producing region. It hosts two important mining districts, the Fazenda Brasileiro and the Fazenda Maria Preta, owned by Yamana Gold Inc. (Yamana), plus a number of gold occurrences that are associated with hydrothermal alteration along shear zones. According to Rios et al. (2000), the volcano-sedimentary sequences of the Itapicuru River Greenstone Belt (IRGB) and Capim Group (CG) overlie these basement terrains. The IRGB is interpreted as having formed in a back-arc basin related to plate collision. Almost all lithostratigraphic units of the SN were metamorphosed under greenschist facies conditions during the Transamazonic tectono-thermal event, with amphibolite facies developed only in the contact aureoles around granitic intrusions. From the sparse geochronological data available for the volcanic rocks, the mafic basal (2.2 Ga) and felsic intermediate (2.1 Ga) units are separated by roughly 100 Ma. This greenstone belt is probably associated with the supracrustal rocks of the CG and its characteristics are analogous to Archean/ Paleoproterozoic granite-greenstone complexes found in shield regions around the world.

1.4.2 PROPERTY GEOLOGY

The kimberlites in this study are intruded into the Nordestina Granodioritic Pluton. This pluton is considered a syntectonic granite emplaced during the Trans-Amazonian orogeny and has been dated at 2.07 Ga (U-Pb in zircon, Rios et al. 2000). This body is a concordant ovoid/elongated north-south intrusion (360km^2). The rock is foliated and inequigranular, with gneissic borders containing schlieren, pegmatites and a porphyritic core, suggesting a zoned intrusion.

1.4.3 ECONOMIC GEOLOGY

A total of 16 kimberlite occurrences have been discovered in the Project area, of which 15 kimberlites are inside the Project. Four diamondiferous kimberlite pipes (or blows) along the fissure system have been discovered to date.

The indicator mineral assembly found in this province comprises garnet, chrome-spinel, clinopyroxene and rare grains of ilmenite. Eclogitic and peridotitic garnets are present, with the latter including lherzolitic (G9) garnets with variable TiO_2 contents, and also harzburgitic (G10) grains. The spinel population includes common grains of diamond-inclusion chemistry.

Garnet thermobarometry (using the Ni-in-garnet method of Ryan et al, 1996) indicates that the geotherm at the time of kimberlite emplacement was typically cratonic (40mW/m^2).

The emplacement of the Braúna 3 kimberlite has been dated radiometrically at 682±20 Ma (Rb/Sr in phlogopite). The rock is petrographically classified as a macrocrystic diopside- and phlogopite-bearing kimberlite of the hypabyssal facies.

1.5 EXPLORATION

The initial phase of prospecting in the area by DeBeers, which took place in 1980, was restricted to a stream sampling program of low density and low volume. This program returned negative results.

In 1989 and 1990 increasing sample density produced an anomaly comprising garnets and chrome-spinels, located in the Riacho Grande Creek in the Itapicuru River basin.

Follow-up work, including systematic stream and soil sampling, led to the discovery of Braúna 1 and Braúna 2 (kimberlite dykes) and Braúna 3 (kimberlite blow), all of which contained mineral chemistry characteristic of diamondiferous kimberlites (Figure 1.1). This association was confirmed through microdiamond analysis.

Figure 1.1 Braúna Kimberlite Bodies

Brauna 12
Brauna 4
Brauna 6
Brauna 5
Brauna 3
Brauna 7
Brauna 11
Riacho Grande River
Legend
Kimberlite pipe or blow (interpreted limits)
Kimberlite fissure (interpreted trend)
DeBeers Trench sample
DeBeers drill hole in Brauna 4
DeBeers pit in Brauna 3 & 4
0
1
2 kilometres

Detailed soil sampling and ground-magnetic surveys were carried out over the discovery area, with only the soil sampling campaign defining a further 12 dykes in the region.

This was complemented by a regional magnetic airborne survey, covering an area of 7,600 km^2 (line spacing = 250 metres). No further kimberlites were discovered from follow-up of this survey.

After the merger with Majescor, Vaaldiam immediately started the site assessment and delineation program on the kimberlite pipes in the province.

The exploration program proposed by Vaaldiam identified the following phases:

1. Site Assessment
    - Approach land owners and negotiate access

- Obtain quotations for exploration services
- Build a team for the exploration program

2. Delineation Program
   - Cut line (50 metre line spacing) on Braúna 3, 4 and 7
   - Ground magnetic and electromagnetic survey on Braúna 3, 4 and 7 grids
3. Core Drilling
   - Core diamond drilling for delineation purposes
   - Collection of samples for microdiamond analysis (Mida)
4. Mini-Bulk Sample
   - Mini-bulk samples at Braúna 3, 4 and 7
   - Reverse circulation drilling or surface excavation
   - Stockpile for pre-treatment
5. Pre-Treatment (On-Site)
   - Process samples through scrubber and/or sweco screens to reduce sample size
6. Final Processing
   - Ship samples to Brasilia to selected laboratory for dense media separation (DMS).

1.5.1 GROUND GEOPHYSICAL SURVEYS

In October 2005, Vaaldiam mobilized an exploration crew to the Project to complete detailed magnetic and electromagnetic surveys to assist with the definition of the kimberlite bodies in advance of a surface sampling and core drilling program. Initially the delineation program focused on the three known kimberlite pipes: Braúna 3, 4 and 7.

The geophysical delineation program was done in three stages: line cutting, ground magnetic surveys and electromagnetic surveys in three different small blocks (mini blocks Braúna 3, Braúna 4 and Braúna 7).

The program of detailed ground geophysics (see Appendix B) that was undertaken was aimed at both locating additional kimberlite sources within the cluster and better defining the limits of known intrusives. A total of 40.7 line kilometres of reference grid was established over the blocks (Table 1.1). The pipes fall within a southeast-northwest trending structural corridor, which extends across the Riacho Grande River, a tributary on the left margin of Itapicuru River.

Table 1.1 Braúna Ground Geophysical Surveys

Block	Line Cutting (m)	Magnetic Surveys (m)	Electromagnetic Surveys (m)
Braúna 3	13,000	12,600	12,600
Braúna 4	13,700	12,900	12,900
Braúna 7	14,000	13,200	13,200

The ground magnetic data was collected by Vaaldiam's field technician and the raw data is being processed by Renato Cordani of Reconsult Geofisica of Sao Paulo, Brazil (Reconsult). The detailed ground magnetic survey detected three magnetic pipes and the plots from this work are presented in Figure 1.3. In addition to the known kimberlites this work detected a new kimberlitic blow located in the Braúna 4 block.

The new pipe was discovered during prospecting of the ground magnetic anomaly approximately 400 metres to the northwest of the Braúna 4 pipe. The new kimberlite discovery, named Braúna 16, was exposed in a surface trench excavated at the southern edge of a ground magnetic anomaly, which has a surface area of roughly one hectare. Figure 1.2 shows the location of the new discovery.

Figure 1.2 Ground Magnetic Surveys


New discovery
Brauna 4
Brauna 3
Brauna 7
Meters

After the new discovery (Braúna 16) Vaaldiam decided to expand the ground magnetic survey program with the objective to discover more pipes on the Project.

In addition to the ground magnetic delineation program, electromagnetic surveys using a MaxMin unit were completed by Vaaldiam in the first half of February 2006. The MaxMin data were collected and now have been processed by Reconsult. Based on the initial interpretation, the electromagnetic conductors are evident on all three frequencies. This will assist in developing the drilling program and to define the limits of the kimberlite pipes.

In December 2005 Vaaldiam started to expand the block (4000 x 5000 metres) to complete a detailed magnetic survey with the objective to identify unknown kimberlite pipe anomalies in the main Braúna cluster (between Braúna 3, 4 and 7).

The work was initiated for line cutting and ground magnetic surveys. Approximately 70% of the block is surveyed, for a total of 129,600 metres to date.

1.5.2 EXPLORATION BUDGET

Table 1.2 summarizes the exploration budget proposed by Vaaldiam for 2005/2006:

Table 1.2 Braúna Exploration Budget

Activity	Budget (U.S. Dollars)
Manpower	$ 66,180.00
Operational	$ 300,000.00
Services	
• Geophysics	$ 7,500.00
• Drilling	$300,000.00
• Shipping and Analysis	$45,000.00
• Miscellaneous	$22,000.00
Contingency	$49,958.00
Management Fees @ 10%	$54,953.80
Total	**$604,491.80**

1.6 DRILLING

Vaaldiam has mobilized three drill rigs to the Project to forward the delineation program over the proposed kimberlites selected for the mini bulk sampling program (Braúna 3, Braúna 4, Braúna 7 and Braúna 16).

The objective of the drilling program is to improve the definition of the size of each priority kimberlite and, at the same time, delineate the best location for micro diamond sample collection.

Core drilling of the Braúna 3 kimberlite pipe started in December 2005

Vertical drill hole BRA01-01 tested the south lobe of the Braúna 3 pipe, and was drilled to a depth of 201.45 metres intersecting 188.95 metres of kimberlite.

Fourteen holes have been completed on Braúna 3 for a total of 1,563.35 metres. Twenty additional holes (1,500 metres) are proposed for Braúna 4/16 and Braúna 7.

1.7 INTERPRETATION AND CONCLUSIONS

The geophysical work completed by Vaaldiam has confirmed the location of the kimberlitic bodies previously identified by DeBeers. The discovery in early November 2005 of a new kimberlite pipe on the Project has validated the geophysical approach by Vaaldiam. The new pipe was discovered during prospecting of a ground magnetic anomaly approximately 400 metres to the northeast of the Braúna 4 pipe.

The recent diamond drilling completed by Vaaldiam has confirmed the presence of kimberlite on Braúna 3. The drilling will facilitate the selection of locations for the mini bulk sampling to take place later in the year.

1.8 RECOMMENDATIONS

The exploration program combination of geophysical surveys with delineation drilling provides Vaaldiam the opportunity to identify new targets and confirm existing targets. This work will form a good basis for the mini bulk sampling program proposed by Vaaldiam.

Wardrop recommends:

- Vaaldiam prepares documentation of the drilling and sampling program procedures.
- A follow-up trip to review the results of the geophysical surveys and core drilling prior to selection of the mini bulk sample locations.

SCHEDULE C

VAALDIAM RESOURCES LTD.

(the "Company")

AUDIT COMMITTEE CHARTER

Purpose of the Committee

The purpose of the Audit Committee the (the "**Committee**") of the Board of Directors (the "**Board**") of the Company is to provide an open avenue of communication between management, the Company's independent auditor and the Board to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;
- the Company's compliance with legal and regulatory requirements relating to financial reporting;
- the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. All of the members of the Committee must be "independent" and "financially literate" as such terms are defined in Multilateral Instrument 52.110 "Audit Committees" (the "Instrument"), subject to the exemptions provided in the Instrument. The quorum for a meeting of the Committee is a majority of the members. With the exception of the foregoing quorum requirements, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("**GAAP**"). Management is also responsible for establishing internal controls and procedures for maintaining the appropriate accounting and financial reporting principles and policies designed to ensure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board, the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

Authority and Responsibilities

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.
2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditor, the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rational for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgement about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11. Establish and review the Company's procedures for the:

    - Receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

    - Confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of the Instrument, relevant legislation and the articles of the Company.

EXHIBIT 2.2

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

DECEMBER 31, 2006 AND 2005

CONTENTS

AUDITORS' REPORT

To the Shareholders of
Vaaldiam Resources Ltd.
(A Development Stage Entity)

We have audited the consolidated balance sheet of Vaaldiam Resources Ltd. (a Development Stage Entity) as at December 31, 2006 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at and for the year ended December 31, 2005 were audited by another firm of chartered accountants who expressed an opinion without reservation in their report dated March 31, 2006.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
March 16, 2007

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2006 AND 2005

ASSETS

	Notes	2006	2005
CURRENT			
Cash and cash equivalents		$ 12,318,783	$ 6,817,542
Restricted cash	15(b)	429,300	1,331,916
Sundry receivables and prepayments		224,963	134,451
TOTAL CURRENT ASSETS		12,973,046	8,283,909
PROPERTY AND EQUIPMENT	4	819,202	369,604
ASSETS UNDER CONSTRUCTION	5	601,834	-
EXPLORATION PROPERTIES	6	10,468,100	4,940,049
		$ 24,862,182	$ 13,593,562

LIABILITIES

	Notes	2006	2005
CURRENT			
Accounts payable and accrued liabilities	7	$ 1,517,336	$ 316,914

SHAREHOLDERS' EQUITY

	Notes	2006	2005
MINORITY INTEREST IN EQUITY		168,778	-
COMMON SHARES	8(a)	26,437,578	13,315,518
COMMON SHARE PURCHASE WARRANTS	8(b)	277,333	1,147,751
STOCK OPTIONS	8(c)	1,868,910	703,626
DEFICIT		(5,407,753)	(1,890,247)
		23,176,068	13,276,648
TOTAL SHAREHOLDERS' EQUITY		23,344,846	13,276,648
		$ 24,862,182	$ 13,593,562

COMMITMENTS AND CONTINGENCIES	**6 and 15**
SUBSEQUENT EVENTS	**6 and 16**

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

________________ Director   ________________ Director

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Notes	2006	2005
EXPENSES			
Corporate and general		$ 1,453,089	$ 968,299
Stock-based compensation	8(c)	1,418,100	232,771
Amortization		167,758	95,915
Loss on foreign exchange		16,068	12,296
		3,055,015	1,309,281
Less: Interest income		523,464	97,132
		2,531,551	1,212,149
LOSS BEFORE THE FOLLOWING		(2,531,551)	(1,212,149)
OTHER EXPENSES			
Write-off of exploration properties	6	(1,165,678)	(283,881)
LOSS BEFORE INCOME TAXES		(3,697,229)	(1,496,030)
INCOME TAX RECOVERY	10	180,600	488,779
NET LOSS BEFORE MINORITY INTEREST		(3,516,629)	(1,007,251)
MINORITY INTEREST		(877)	-
NET LOSS FOR THE YEAR		(3,517,506)	(1,007,251)
DEFICIT, beginning of year		(1,890,247)	(882,996)
DEFICIT, end of year		$ (5,407,753)	$ (1,890,247)
Basic and diluted loss per share	9	$ (0.044)	$ (0.018)

See accompanying notes to consolidated financial statements.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
OPERATING ACTIVITIES		
Net loss for the year	$ (3,517,506)	$ (1,007,251)
Amortization	167,758	95,915
Write-off of exploration properties	1,165,678	283,881
Stock-based compensation	1,418,100	232,771
Future income tax recovery	(180,600)	(488,779)
Minority interest	877	-
	(945,693)	(883,463)
Change in non-cash components of working capital		
Sundry receivables and prepayments	(90,512)	(87,637)
Accounts payable and accrued liabilities	72,416	(199,791)
	(18,096)	(287,428)
Cash provided by (used in) operating activities	(963,789)	(1,170,891)
INVESTING ACTIVITIES		
Purchase of property and equipment	(1,219,190)	(354,753)
Mineral exploration expenditures	(5,565,723)	(3,233,508)
Restricted cash	902,616	(903,205)
Cash used in investing activities	(5,882,297)	(4,491,466)
FINANCING ACTIVITIES		
Net proceeds from issuance of common shares and common share purchase warrants	12,179,426	10,663,102
Proceeds from issuance of shares in subsidiary to minority interest	167,901	-
Cash provided by financing activities	12,347,327	10,663,102
CHANGES IN CASH AND CASH EQUIVALENTS	5,501,241	5,000,745
CASH AND CASH EQUIVALENTS, beginning of year	6,817,542	1,816,797
CASH AND CASH EQUIVALENTS, end of year	$ 12,318,783	$ 6,817,542
Cash and cash equivalents are comprised of the following:		
Cash	$ 1,681,050	$ 1,276,579
Short-term investments	10,637,733	5,540,963
	$ 12,318,783	$ 6,817,542

Supplementary cash flow information (Note 14)

See accompanying notes to consolidated financial statements.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

1. NATURE OF OPERATIONS

Vaaldiam Resources Ltd. (a development stage entity) (the "Company") is a publicly held company incorporated under the Canada Business Corporations Act. The Company is engaged in the investigation, acquisition, exploration and development of mineral properties. Substantially, all of the efforts of the Company are devoted to these business activities. The recoverability of the amounts shown for exploration properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, upon future profitable production and/or the proceeds from the disposition thereof. To date, the Company has not earned revenue and is considered to be in the development stage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 99.999% owned subsidiary, Vaaldiam do Brasil Mineração Ltda. ("VBM"), formerly Mineração Paraguaçu Indústria e Comércio Ltda., VBM's 99.9% owned subsidiary, Mineração Montes Claros Ltda. ("Montes Claros") and VBM's 60.0% owned subsidiary Cajueiro Mineração S.A ("Cajueiro"), all incorporated in Brazil. All inter-company balances and transactions have been eliminated on consolidation.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all cash on hand, bank balances and all highly liquid short-term investments. The Company considers all highly liquid short-term investments with a maturity of three months or less at the date of purchase to be cash equivalents.

(c) Property and Equipment

The Company's property and equipment is recorded at cost and is amortized over the useful life of the assets as follows:

Leasehold improvements	-	30%, declining balance basis
Exploration machinery	-	30%, declining balance basis
Vehicles	-	30%, declining balance basis
Furniture and fixtures	-	20%, declining balance basis
Computers	-	30%, declining balance basis

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Assets Under Construction

The Company's assets under construction are recorded at cost and are transferred to property and equipment together with any pre-production revenues at the commencement of commercial production.

(e) Exploration Properties

The Company considers its exploration costs to have the characteristics of property, plant and equipment. As such, the Company defers all exploration costs including acquisition costs, field exploration and field supervisory costs relating to specific properties, until those properties are brought into production, at which time they will be amortized on a unit-of-production basis based on proven and probable reserves or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge would be made.

The recoverability of the carrying value of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing or other means to complete development of the properties, and the future profitable production or proceeds from the disposition of the properties.

The amounts capitalized represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of particular properties.

(f) Future Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Stock-based Compensation

The Company has a stock-based compensation plan, which is described in Note 8(c). The Company accounts for all stock-based payments using the fair value method, calculated based on the Black-Scholes valuation model. Under this method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized at that date if the options granted vest immediately. Options normally vest immediately under Company policy. As the amount of compensation cost amortized is offset by a credit to stock options in the shareholders' equity account, the compensation cost amortized has therefore no effect on total shareholders' equity.

(h) Loss Per Share

Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate diluted loss per share. Diluted loss per share is similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants, with average market prices for the year greater than their exercise prices, were exercised and the proceeds used to repurchase common shares.

(i) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, particularly mineral properties, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(j) Long-Lived Assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that the carrying amount is not recoverable, an impairment loss is recognized if the carrying amount of the asset exceeds its fair value.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Asset Retirement Obligations

The Company accrues the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded.

(l) Foreign Currency Translation

The Company's foreign subsidiaries are operationally and financially dependent and as such, are translated using the temporal method. Under this method, monetary assets and liabilities are translated into Canadian dollars at the rate of exchange in effect at the consolidated balance sheet date and non-monetary assets and liabilities are translated at the historical rate of exchange. Revenues and expenses are translated into Canadian dollars at the annual average exchange rates. Foreign currency gains and losses are recognized in the consolidated statements of loss and deficit.

The Company's foreign currency balances and transactions are translated under the same method as its subsidiary.

(m) Flow-Through Common Shares

The Company has financed a portion of its exploration activities through the issuance of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. The proceeds received on the issuance of such shares have been credited to share capital and the related exploration costs are deferred to exploration properties when incurred. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

3. NEW ACCOUNTING POLICIES

Effective January 1, 2006, the Company adopted four new Canadian Institute of Chartered Accountants' standards related to financial instruments. Adoption of these standards had no impact on the consolidated financial statements of the Company for 2006.

(a) Financial Instruments – Recognition and Measurement (Section 3855)

This standard specifies when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and what measures are to be used, and how gains and losses in respect of these financial instruments are to be presented.

(b) Financial Instruments – Disclosure and Presentation (Section 3861)

This standard specifies the presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed.

(c) Hedges (Section 3865)

This standard specifies how hedge accounting is to be applied and what disclosures are to be required.

(d) Comprehensive Income (Section 1530)

This standard specifies how comprehensive income is to be reported and presented. Comprehensive income is the change in shareholders' equity of a company other than those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining foreign operations.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

4. PROPERTY AND EQUIPMENT

	2006		2005	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Leasehold improvements	$ 140,979	$ 19,740	$ 43,021	$ 2,735
Exploration machinery	591,109	138,196	239,190	50,474
Vehicles	221,902	91,089	126,854	54,838
Furniture and fixtures	73,192	16,019	36,890	6,185
Computers	90,782	33,718	54,653	16,772
	$ 1,117,964	$ 298,762	$ 500,608	$ 131,004
Net book value	$819,202		$369,604	

5. ASSETS UNDER CONSTRUCTION

During 2006, construction of the Duas Barras mine began, with a diamond recovery plant and infrastructure being built. Commissioning is scheduled for the second quarter of 2007.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

6. EXPLORATION PROPERTIES

	Balance December 31, 2004	Additions 2005	Balance December 31, 2005	Additions 2006	Balance December 31, 2006
Brazil					
a. Pimenta Bueno Property					
Acquisition Cost	$ -	$ -	$ -	$ 265,311	$ 265,311
Exploration expenditures	1,327,836	987,900	2,315,736	1,194,647	3,510,383
	1,327,836	987,900	2,315,736	1,459,958	3,775,694
b. Brauna Property					
Acquisition Cost	-	411,000	411,000	-	411,000
Exploration expenditures	-	63,316	63,316	1,309,618	1,372,934
	-	474,316	474,316	1,309,618	1,783,934
c. Duas Barras Property					
Acquisition Cost	33,899	-	33,899	-	33,899
Exploration expenditures	-	1,330,015	1,330,015	2,036,388	3,366,403
	33,899	1,330,015	1,363,914	2,036,388	3,400,302
d. Aroeira Area					
Acquisition Cost	-	-	-	111,710	111,710
e. Alto Paraguai Area					
Exploration expenditures	28,173	(28,173)	-	-	-
f. Colorado do Oeste Area					
Exploration expenditures	28,173	(28,173)	-	-	-
Canada					
g. Coronation Gulf Property					
Exploration expenditures	-	-	-	1,396,460	1,396,460
	-	-	-	1,396,460	1,396,460
h. Hotish Mountain Property (1)					
Acquisition Cost	-	14,500	14,500	(14,500)	-
Exploration expenditures	-	431,110	431,110	(431,110)	-
	-	445,610	445,610	(445,610)	-
i. Otish Property					
Acquisition Cost	15,750	(15,750)	-	-	-
Exploration expenditures	95,101	(95,101)	-	-	-
	110,851	(110,851)	-	-	-
Central African Republic					
j. CAR-Haute Kotto Property (2)					
Exploration expenditures	51,909	288,564	340,473	(340,473)	-
k. CAR-Kimberlite Project					
Exploration expenditures	87,499	(87,499)	-	-	-
Total Exploration Properties	$ 1,668,340	$ 3,271,709	$ 4,940,049	$ 5,528,051	$ 10,468,100

(1) Property written off included an additional $10,733 of exploration expenditures incurred during 2006.

(2) Property written off included an additional $368,862 of exploration expenditures incurred during 2006.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

6. EXPLORATION PROPERTIES (CONTINUED)

BRAZILIAN PROPERTIES

(a) Pimenta Bueno Property

The Pimenta Bueno property, located in the southeastern part of the state of Rondonia, Brazil, consists of exploration permits and mining concessions in two blocks, covering an area of approximately 247,085 hectares in total. Exploration is being conducted for the discovery of diamond bearing kimberlites which can be economically developed.

In November 2003, the Company reached an agreement with Rio Tinto Desenvolvimentos Minerais Ltda. ("RTDM"), whereby RTDM was granted a right to exercise an option to earn a 51% interest in either or both of the Northern and Southern Blocks, following a due diligence review of the exploration results generated during the Company's initial phase of exploration between December 2003 and January 2005.

In June 2005, RTDM exercised its option to acquire a 51% interest in the Southern and Northern Blocks. Pursuant to the agreement, RTDM would acquire the 51% interest in the Southern Block by spending a total of US$5,000,000 on exploration over a three year period. RTDM would also acquire a 51% interest in the Northern Block by spending a total of US$7,500,000 over three years. As RTDM's expenditures on the Southern Block exceeded US$5,000,000 on a cumulative basis during 2006, it earned a 51% interest in the Southern Block and the Company is obligated to share 49% of the total expenditures over US$5,000,000 in the Southern Block to maintain the Company's interest.

The agreement also provides RTDM with the opportunity to increase its interest to 70% in either or both of the Northern or Southern Blocks by completing a feasibility study on any kimberlite deposit found. The feasibility study would have to be sufficiently comprehensive to enable the Company to seek bank financing for its interest in the joint venture. The Company also has the exclusive right to develop any kimberlite or alluvial diamond deposits within the property which do not meet the development criteria of RTDM. In this regard, the Company has the exclusive right to market diamond production from any kimberlite or alluvial diamond deposit it has developed for its own account.

In June 2006, the Company also acquired additional geological data in respect of the Pimenta Bueno property from De Beers Brasil Ltda. ("De Beers") at a cost of US$237,500.

(b) Brauna Property

The Brauna property is located in the state of Bahia, Brazil and is comprised of three exploration concessions, covering an area of approximately 4,910 hectares. It encompasses 17 known kimberlite occurrences consisting of four pipes associated with an extensive kimberlite dyke system.

6. EXPLORATION PROPERTIES (CONTINUED)

The Company acquired a 60% interest in the Brauna property in August 2005 under the terms of a purchase agreement with Majescor Resources Inc. ("Majescor") whereby the Company paid De Beers the sum of $300,000 on behalf of Majescor which represented the balance owed by Majescor under the terms of a purchase agreement between De Beers and Majescor involving the Brauna property. In addition, the Company issued a total of 150,000 common shares to Majescor. The Company and Majescor agreed to explore the property pursuant to a joint venture agreement.

The joint venture agreement dated October 31, 2005 provided that the Company's Brazilian subsidiary VBM would own 60% of the joint venture with Majescor owning 40%. Should either party fail to provide its share of exploration expenditures on the Brauna property then that party's interest in the joint venture company would decline in accordance with an agreed formula. The shareholders of the joint venture company are entitled to appoint one director to the board of the joint venture company for each whole 20% interest held. Under the joint venture agreement the Company was appointed as manager of operations, which manager would be paid a fee of 10% of exploration expenditures incurred in accordance with the adopted exploration budget. In September 2006, Cajueiro became the joint venture company owning the Brauna property, with Cajueiro owned as to 60% by VBM and 40% by Majescor.

See Subsequent Events Note 16(b).

(c) Duas Barras Property

The Duas Barras property is an alluvial diamond property located 150 kilometres north of the town of Diamantina in the state of Minas Gerais, Brazil. The Mining Licence covers an area of 170.89 hectares along a five kilometre length of the Jequitinhonha River.

In January 2005, VBM entered into an option agreement to acquire a 70% interest in the Duas Barras property from Mineraçao Marly Ltda. ("Marly"). Under the agreement, should VBM exercise the option, it would be required to pay US$150,000 to Marly within 10 days of Marly assigning all rights, title and interest in the Mineral Rights of the property to the joint venture to be subsequently formed. VBM would also provide to the joint venture use of equipment and advances of working capital with an aggregate value of US$1,500,000. Marly also granted VBM the option to acquire its 30% interest in the joint venture at any time in return for a payment of US$1,000,000. In addition, the agreement provided for a royalty to be paid to the owner of the surface rights of the Duas Barras property in the amount of 6% of gross sales revenues.

On December 22, 2005 the Company exercised its option to acquire the 70% interest in the Duas Barras property. On January 31, 2006 this interest was increased to 75% by an advance payment of US$50,000 to Marly.

By an agreement dated November 24, 2006 the Company exercised its option to acquire the remaining 25% interest in accordance with the terms of the original agreement. Payment terms of the full consideration of US$1,100,000 are as follows:

- US$150,000 to be paid within 10 days after the issue of a permanent Licence of Operation by the Minas Gerais State Environmental Authority ("FEAM");

- US$200,000 to be paid within 5 days after Marly's submission of an application to the Departamento Nacional de Produção Mineral ("DNPM") for the assignment of the Duas Barras Mining Licence to VBM's subsidiary Montes Claros;

- US$400,000 to be paid within 10 days after the DNPM's approval and registration of the Duas Barras Mining Licence in the name of Montes Claros and the issue of a permanent Licence of Operation by FEAM; and

- US$350,000 to be paid within 10 days after the sale of the first diamond production from the Duas Barras deposit.

On commencement of production, royalties will be payable to the Brazilian government based on 0.2% of the gross revenue from the sale of diamonds and 1% of gross revenue from the sale of gold.

In February 2007, a temporary Licence of Operation was granted by FEAM, which, together with the Mining Licence, allows Montes Claros, as operator, to commence mining operation. In February 2007. Marly submitted an application for the assignment of the Mining Licence to Montes Claros, and US$200,000 was paid to Marly in the same month.

Construction of the infrastructure and plant at the Duas Barras mine commenced towards the end of 2006. Commissioning is expected to commence towards the end of the first quarter 2007, and production is expected to commence during the second quarter of 2007.

(d) <u>Aroeira Area</u>

In June 2006, the Company entered into an agreement with De Beers to acquire at a cost of US$100,000 De Beer's exploration dataset for the Traira diamond district in northern Mato Grosso state, together with a claim owned by De Beers in the area covered by the dataset. As a result of environmental restrictions, De Beers was unable to transfer ownership of the claim to the Company. In November 2006, De Beers offered and the Company accepted an additional dataset for the Aroeira diamond district in Bahia state, to offset the inability to transfer ownership of the Traira claim to the Company. The Aroeira dataset covers an area of approximately 165,000 hectares and includes exploration results from 645 samples. The Company has not conducted any material exploration work on the Aroeira district to date.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

6. EXPLORATION PROPERTIES (CONTINUED)

(e) Alto Paraguai and
and (f) Colorado do Oeste Areas

In August 2004, the Company negotiated an option agreement with RTDM, whereby the Company acquired certain diamond geological data from RTDM relating to the Alto Paraguai area, situated in the state of Mato Grosso in Brazil, and the Colorado do Oeste area located in the state of Rondonia in Brazil.

In 2005, following a review of exploration results to date, a decision was reached to write off the expenditures associated with these projects in the amount of $68,903.

CANADIAN PROPERTIES

(g) Coronation Gulf Property

The Coronation Gulf property, which covers an area of 91,400 hectares and is situated 500 kilometres north of Yellowknife and 50 kilometres south of the Coronation Gulf, is owned 100% by a wholly-owned subsidiary of Ashton Mining of Canada Inc. ("Ashton").

In July 2006, the Company reached an agreement with Ashton under which the Company has an exclusive option to acquire a 40% joint venture interest in the Coronation Gulf property by spending a total of $3.0 million on exploration of the properties before December 31, 2008, of which $1.0 million must be spent by December 31, 2006. In addition, the agreement requires, subject to regulatory approval, that the Company issue Ashton a total of 195,000 of its common shares over the three-year term of the option: 65,000 shares not later than April 1, 2007, and 130,000 shares not later than April 1, 2008. No shares have as yet been issued under the Option Agreement. Under the agreement, a royalty of 1.5% of the gross proceeds from the sale of diamonds produced from the Artemisia property is payable to Ashton's wholly-owned subsidiary which owns the property.

In 2006, the Company collected a 100 tonne mini-bulk sample from the surface of the property which is currently being processed and had incurred exploration expenditures of $1,396,460 up to December 31, 2006.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

6. EXPLORATION PROPERTIES (CONTINUED)

(h) Hotish Mountain Property

The Hotish Mountain property covers approximately 50,000 hectares about 100 kilometres south of the diamondiferous Renard kimberlite cluster.

In April 2005, the Company negotiated an option agreement with Dios Exploration Inc. ("Dios") whereby the Company could earn a 51% interest in the Hotish Mountain property by incurring exploration expenditures of $2,000,000 by April 2008. In addition, the Company was required to issue a total of 100,000 common shares to Dios. Of these, 25,000 shares were issued in 2005. Following a 30 day extension by Dios to review the sampling results, the Company notified Dios in May 2006 that, based on the results to date, the Company would not be undertaking further exploration of the property.

To end March 2006, $439,160 had been spent on the exploration of the Hotish property, in addition to which $14,500 of option expenditures had been made for total expenditures of $453,660, which amount was written off effective March 31, 2006. In April 2006, an additional $2,683 was expended and written off, giving rise to a total of $456,343 being written off in 2006.

i) Otish Property

The Otish property consisted of 169 unpatented mining claim blocks covering a combined 8,844 hectares.

In May 2004, the Company negotiated an agreement with Santoy Resources Ltd. ("Santoy") to earn a 60% interest in Santoy's Otish diamond property in Quebec by spending $200,000 on exploration over a period of two years and issuing to Santoy a total of 100,000 common shares of the Company. Of these, 35,000 shares were issued in June 2004. During April 2005, following a technical review of exploration results to date, the option was terminated and all capitalized expenses related to the property in the amount of $148,414 were written off, including $37,563 of exploration expenditures incurred in 2005.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

6. EXPLORATION PROPERTIES (CONTINUED)

CENTRAL AFRICAN REPUBLIC PROPERTIES

(j) CAR-Haute Kotto Property

In March 2004, the Company was granted a 2,000 square kilometre reconnaissance permit in the Haute Kotto district of southeastern Central African Republic ("CAR"). The area is prospective for both kimberlite and alluvial diamond deposits.

In February 2005, the Company was granted an exploration permit covering an area of 682.1 square kilometres within the area of the reconnaissance permit. The exploration permit is valid for a period of three years and is subject to a minimum expenditure on exploration of approximately $35,000 per year.

Following a review of the Haute Kotto property and the alternative uses for the cash which would otherwise be required to be spent in the future on the property, the Company decided that its cash resources should be concentrated on the Company's more advanced projects. As a result, the Company wrote off the exploration expenditures to December 31, 2006 associated with the properties in the amount of $709,335.

(k) CAR-Kimberlite Project

The Company owned a 100% interest in the CAR-Kimberlite Project, a reconnaissance exploration program to identify primary diamond deposits in CAR. Because of a change in strategic emphasis, the project was written off during 2005 resulting in a one-time charge of $66,564, net of concentrates sold to De Beers Consolidated Mines Limited for $20,935.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as at December 31, 2006 included a provision of $942,665 with regard to amounts owed to RTDM for the Company's 49% share of exploration expenditures incurred by RTDM on the Company's behalf, and $182,990 being an advance received from a joint venture partner in relation to exploration expenses to be incurred in the Brauna project.

8. CAPITAL STOCK

The authorized capital of the Company consists of an unlimited number of common shares.

(a) Common Shares Issued

	Notes	Shares	Amount
Balance, December 31, 2004		44,167,074	$ 3,848,029
Warrants exercised (net of share purchase loan of $20,494)	(i)	8,624,462	3,487,072
Allocated from warrants	8(b)	-	338,344
Private placements (net of share issue costs of $820,937 including brokers' warrants of $210,498 and future income tax adjustment of $488,779))	(ii)	12,757,466	6,449,203
Allocated to warrants	(ii), 8(b)	-	(960,180)
Exercise of options	(iii)	95,000	27,550
Shares issued to option properties	(iv)	175,000	125,500
Balance, December 31, 2005		65,819,002	$ 13,315,518
Warrants exercised	(v)	6,156,381	4,675,375
Allocated from warrants	8(b)	-	1,147,751
Repayment of share purchase loans to directors	11(b)	-	133,284
Interest received or accrued on share purchase loans	11(b)	-	10,261
Private placements (net of share issue costs of $995,326 including brokers' warrants of $277,333 and future income tax adjustment of $180,600)	(vi)	8,253,969	6,324,073
Exercise of options	(vii)	1,220,000	578,500
Allocated from options	8(c)	-	252,816
Balance, December 31, 2006		81,449,352	$ 26,437,578

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

8. CAPITAL STOCK (CONTINUED)

(a) Common Shares Issued (Continued)

(i) During 2005, the following warrants were exercised:

Date of Issue	Exercised	Exercise Price	Proceeds
07/10/2003	283,786	$0.24	$ 68,109
07/10/2003	1,345,788	$0.29	390,279
11/4/2003	3,000,000	$0.29	870,000
02/2/2004	888,889	$0.65	577,778
03/3/2004	100,000	$0.65	65,000
09/15/2004	2,599,999	$0.50	1,279,506
09/15/2004	161,000	$0.40	64,400
06/16/2005	125,000	$0.80	100,000
06/16/2005	120,000	$0.60	72,000
	8,624,462		$ 3,487,072

During September 2005, the Company granted an interest free loan totalling $20,494 to a director and officer which was used to acquire 40,987 common shares of the Company at $0.50 per share from the exercise of a warrant. This loan was repaid in February 2006 (Note 11(b)).

(ii) In June 2005, the Company completed a private placement of 10,668,666 units at $0.60 per unit for gross proceeds of $6,401,200. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at $0.80 per share. The warrants were to expire on December 16, 2006, however, these warrants contained a provision which permitted the expiry date to be accelerated in the event that the closing price of the Company's shares on the TSX Venture Exchange remained above $1.00 for 21 consecutive trading days. This condition was met on February 24, 2006 and notice of the acceleration of the expiry date to April 3, 2006 was provided to all warrant holders. A value of $960,180 was allocated to these warrants on issue.

In June 2005, the Company also issued 2,088,800 flow-through shares at $0.65 per share for gross proceeds of $1,357,720. A future income tax recovery of $488,779 was recognized with respect to the issuance of these shares.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

8. CAPITAL STOCK (CONTINUED)

(a) Common Shares Issued (Continued)

The Company also issued 765,446 compensation options to the agents of the private placements completed in June 2005. Each option entitled the holder to acquire one common share of the Company at an exercise price of $0.60 per share at any time until June 16, 2006. A value of $210,498 was allocated to the options.

(iii) During 2005, the following options were exercised:

Options Exercised	Exercise Price	Proceeds
95,000	$0.29	$27,550

(iv) In April 2005, the Company negotiated an option agreement with Dios to earn a 51% interest in Dios's Hotish diamond property (Note 6(h)). During 2005, 25,000 common shares were issued to Dios in accordance with the option agreement.

In August 2005, the Company acquired a 60% interest in the Brauna diamond property (Note 6(b)) from Majescor for $300,000 in cash and a total of 150,000 common shares of the Company.

(v) During 2006 the following warrants were exercised:

Date of Issue	Warrants Exercised	Exercise Price	Proceeds
September 15, 2004	301,602	$ 0.40	$ 120,641
June 16, 2005	5,209,333	0.80	4,167,466
June 16, 2005	645,446	0.60	387,268
	6,156,381		$ 4,675,375

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

8. CAPITAL STOCK (CONTINUED)

(a) Common Shares Issued (Continued)

(vi) On February 9, 2006, the Company closed a bought-deal private placement offering of Common Share and Flow-Through Share Special Warrants for aggregate gross proceeds of $7,500,000. The offering, which was comprised of 7,777,778 Common Shares Special Warrants issued at a price of $0.90 and 476,191 Flow-Through Share Special Warrants issued at a price of $1.05, was fully subscribed including the underwriters' over-allotment option.

On March 24, 2006, following the issue of a final prospectus by the Company, each Common Share Special Warrant and each Flow-Through Share Special Warrant was automatically exercised into one Common Share and one Flow-Through Common Share of the Company respectively. In respect of the Flow Through Common Share, a future income tax recovery of $180,600 has been recognized.

As part of the financing, the Company issued 495,238 common share purchase warrants to the agents of the private placement. Each warrant was exercisable for one common share of the Company at a price of $0.90 at any time until February 9, 2007. A value of $277,333 was allocated to the warrants.

(vii) During 2006, the following options were exercised:

Options Exercised	Exercise Price	Proceeds
25,000	$ 0.29	$ 7,250
795,000	0.50	397,500
275,000	0.45	123,750
125,000	0.40	50,000
1,220,000		$ 578,500

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

8. CAPITAL STOCK (CONTINUED)

(b) Common Share Purchase Warrants

	Notes	Warrants	Amount
Balance, December 31, 2004		8,731,067	$ 315,417
Alignment adjustment[(i)]		(3)	-
Issued in respect of the private placement	8(a)(ii)	5,334,333	960,180
Issued in respect of the private placement - Compensation options	8(a)(ii)	765,446	210,498
Expiration of purchase warrants		(50,000)	-
Exercise of purchase warrants	8(a)(i)	(8,624,462)	(338,344)
Balance, December 31, 2005		6,156,381	1,147,751
Issued in respect of the private placement - Brokers' warrants	8(a)(vi)	495,238	277,333
Exercise of purchase warrants	8(a)(v)	(6,156,381)	(1,147,751)
Balance, December 31, 2006		495,238	$ 277,333

[(i)] To align the warrants outstanding as at December 31, 2005 with the Company's warrant register.

The following is a summary of unexercised warrants, date of issue, exercise price and expiry date as at December 31, 2006:

Number Outstanding	Date of Issue	Exercise Price	Expiry Date
495,238	February 9, 2006	$ 0.90	February 9, 2007

On February 9, 2007 the 495,238 warrants expired unexercised.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

8. CAPITAL STOCK (CONTINUED)

(c) Stock Options

The Company maintains a stock option plan for directors, officers, employees and consultants of the Company. This plan was amended in June 2005, and under the amended plan, which requires approval by the shareholders on an annual basis, the maximum number of shares which may be issued under the plan cannot exceed 10% of the issued and outstanding common shares of the Company at the time of grant of any option. Since September 2005, all options have vested immediately upon issue.

	2006		2005	
	Number	Weighted Average Price	Number	Weighted Average Price
Options outstanding January 1	3,388,750	$ 0.49	3,283,750	$ 0.47
Issued during the year	2,230,000	0.78	200,000	0.68
Options exercised during the year	(1,220,000)	0.47	(95,000)	0.29
Options outstanding December 31	4,398,750	$ 0.64	3,388,750	$ 0.49

Exercise Price	Outstanding and Exercisable December 31, 2006	Weighted Average Life (Years)
$ 0.29	18,750	0.00
$ 0.40	40,000	0.03
$ 0.45	525,000	0.33
$ 0.50	1,330,000	0.57
$ 0.50	100,000	0.05
$ 0.50	55,000	0.04
$ 0.75	2,105,000	1.94
$ 0.85	100,000	0.08
$ 0.97	50,000	0.05
$ 1.37	75,000	0.07
	4,398,750	3.16

During 2006, the Company recognized a stock based compensation expense of $1,418,100 (2005: $232,771).

The weighted average fair value at the date of grant for options granted during 2006 was $0.64.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

8. CAPITAL STOCK (CONTINUED)

(c) Stock Options (Continued)

The fair value of options included in the stock based compensation expense has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions:

	2006	2005
Risk-free interest rate	3.9% - 4.3%	2.75%
Expected dividend yield	0.00%	0.00%
Expected share price volatility	77.5% - 80.7%	70.00%
Expected life of the options	5 years	5 years

The fair value of options outstanding at the end of the years are as follows:

	2006		2005	
	Number	Stock Option Value	Number	Stock Option Value
Options outstanding January 1	3,388,750	$ 703,626	3,283,750	$ 470,855
Issued during the year	2,230,000	1,418,100	200,000	232,771
Options exercised during the year	(1,220,000)	(252,816)	(95,000)	-
Options outstanding December 31	4,398,750	$ 1,868,910	3,388,750	$ 703,626

As at December 31, 2006, the remaining number of common shares available for issuance under the stock option plan is 3,746,185.

9. LOSS PER SHARE

For the purpose of the determination of net loss per share, the basic diluted weighted average number of common shares outstanding for the year ended December 31, 2006 was 79,188,040 – net of 250,000 shares issued on share purchase loans (2005: 54,830,819 – net of 572,962 shares issued related to share purchase loans). The determination of the weighted average number of common shares outstanding for the calculation of diluted loss per share does not include the effect of outstanding warrants and options since to do so would reduce the loss per share and would therefore be anti-dilutive.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

10. INCOME TAXES

The Company is subject to income taxes in both Canada and Brazil.

The recovery of income taxes varies from the amounts that would be computed by applying the Canadian federal and provincial statutory rates of approximately 36.1% (2005 – 36.1%) to income before income taxes as follows:

	2006	2005
Expected income tax recovery using statutory income tax rates	$ 1,216,000	$ 540,000
Increase (decrease) in tax recovery resulting from:		
Stock based compensation	(512,000)	(84,000)
Stock issuance costs	141,000	89,000
Write down of capital property	(421,000)	-
	424,000	545,000
Tax benefit of losses not currently recognized	(243,400)	(56,221)
Future income tax provision	$ 180,600	$ 488,779

The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2006 and 2005 are as follows:

Canada

	2006	2005
Non-capital losses	$ 1,306,000	$ 978,000
Undepreciated capital cost	50,000	38,000
Stock issuance costs	430,000	311,000
Cumulative eligible capital	35,000	35,000
Resource allowances	428,000	573,000
	2,249,000	1,935,000
Valuation allowances	(2,249,000)	(1,935,000)
	$ -	$ -

Brazil

	2006	2005
Undepreciated capital cost	$ 87,000	$ 37,000
Valuation allowances	(87,000)	(37,000)
	$ -	$ -

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

10. INCOME TAXES (CONTINUED)

The Company has non-capital/capital losses for income tax purposes in Canada of approximately $3,618,000 which may be carried forward to reduce taxable income of future years. No provision has been made in these financial statements of the potential income tax savings on the application of these losses. These losses, if unapplied, would expire in future as follows:

2007	$ 269,000
2008	80,000
2009	127,000
2010	34,000
2011	-
2012	-
2013	-
2014	657,000
2015	1,125,000
2016	1,326,000
	$ 3,618,000

11. RELATED PARTY TRANSACTIONS

Transactions with related parties, all of which are recorded at the exchange amount which is the amount of consideration agreed upon by the related parties, are as follows:

(a) Amounts Paid or Payable

	2006	2005
Amount paid or payable to a company controlled by the President and Chief Executive Officer:		
Management and consulting fees	$ 37,500	$ 125,000
Performance bonus	-	75,000
	(i) $ 37,500	(ii) $ 200,000
Amount paid or payable to the Vice President, Chief Financial Officer and Corporate Secretary:		
Management and consulting fees	$ -	$ 108,750
Performance bonus	-	30,000
	$ -	$ 138,750

(i) $18,750 is capitalized into properties and $18,750 is expensed as corporate and general expenses.

(ii) $100,000 is capitalized into properties and $100,000 is expensed as corporate and general expenses.

C0296

11. RELATED PARTY TRANSACTIONS (CONTINUED)

During 2005, the remuneration of the President and Chief Executive Officer and the Vice President, Chief Financial Officer and Corporate Secretary was paid as consulting fees. On April 1, 2006 the President and Chief Executive's remuneration basis changed to that of an employee while the remuneration basis of the Vice President, Chief Financial Officer and Corporate Secretary was that of employee from January 1, 2006.

During the year 2006, VBM paid $38,503 to a major shareholder for accounting and administrative services provided to VBM (September-December 2005: $12,577).

(b) Loans

During September 2004, the Company initially granted interest free loans totalling $212,790 to four directors, which loans were used to acquire 531,975 units of the Company as part of a private placement. Loans totalling $112,790 were repaid in the first quarter of 2006 including interest thereon calculated at the Canadian prime rate plus 3% from January 1, 2006. The remaining loan of $100,000, payable on demand and bearing interest at Canadian prime rate plus 3% since January 1, 2006, was subsequently repaid together with interest accruing thereon in March 2007. This loan was secured against 250,000 common shares of the Company, the market value of which was $222,500 as at December 31, 2006

During September 2005, the Company initially granted an interest free loan of $20,494 to a director and officer which was used to acquire 40,987 common shares of the Company from the exercise of a warrant. This loan was repaid in February 2006 (Note (8(a)(i)).

In May 2006, a loan, repayable on demand in the amount of $40,000 and bearing interest at the Canadian prime rate plus 3%, was granted to an officer and director, and is still outstanding as at December 31, 2006.

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents, sundry receivables and prepayments, and accounts payable and accrued liabilities on the consolidated balance sheets approximate fair values due to the short-term nature of these financial instruments.

13. SEGMENTED INFORMATION

The Company operates in one industry segment, namely mineral exploration. The Company's exploration activities are carried out in Brazil, Canada, and until 2006, the Central African Republic. For the list of these exploration properties, see Note 6.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

14. SUPPLEMENTARY CASH FLOW INFORMATION

The following non-cash transactions are not reflected in the consolidated statements of the cash flow:

	Note	2006	2005
Short-term loans granted to acquire common shares	8(a)(i), 11(b)	$ -	$ 20,494
Issuance of shares regarding properties	8(a)(iv)	-	125,500
Agents' warrants issued regarding private placements	8(a)(ii),(vi)	277,333	210,498
Expenditures made on exploration properties during the year that were unpaid at December 31		1,128,006	196,582

15. COMMITMENTS AND CONTINGENCIES

(a) Lease Commitments

Under the terms of the Company's office lease, the Company is committed to pay a minimum annual amount of approximately $103,000 until November 30, 2009.

(b) Flow-Through Shares

As at December 31, 2006, the Company is obligated to incur approximately $430,000 (2005: $1,330,000) in eligible Canadian Exploration Expenditures prior to December 31, 2007, in order to complete obligations entered into pursuant to flow-through share purchase agreements.

Restricted cash represents cash held in a separate bank account which is to be spent on eligible flow-through activities.

(c) Duas Barras Property

In November 2006, an agreement had been reached with Marly to purchase the remaining interest in Duas Barras (Note 6(c)). Under the agreement, the Company is committed to pay amounts totalling US$1,100,000, subject to the successful completion of certain milestones (Note 6(c)). Of these, a payment of the amount of US$200,000 has been made in February 2007.

16. SUBSEQUENT EVENTS

(a) Options Granted

On January 24, 2007, 2,675,000 options to acquire common shares were granted to directors, officers, consultants and employees. Each option entitles the holder to purchase a common share of the Company at a price of $0.85 on or prior to January 24, 2012.

(b) Purchase of 40% of Brauna from Majescor

On February 14, 2007, the Company signed a non-binding Letter of Intent with Majescor to acquire Majescor's 40% interest in the Brauna property, as a result of which the Company would own 100% of the Brauna diamond property.

In addition to Majescor's interest in the Brauna property, the Company may also acquire Majescor's interest in the Tres Marias property, located in the state of Minas Gerais, Brazil. The Tres Marias property is situated within the central part of the São Francisco Craton, and contains several priority kimberlite targets identified by De Beers.

Under the terms of the non-binding Letter of Intent relating to the Brauna interests, Majescor would receive the following:

- $2,000,000 cash payment on closing;
- $1,500,000 paid in common shares of the Company (based on a 20-day simple average stock price at the time of closing)
- 1% Gross Sales Royalty on diamond production from the Brauna property.

On March 1, 2007, an agreement relating to the Brauna acquisition was signed, and under the agreement, an amount of $2,000,000, less the estimated amount of Brazilian withholding tax was paid to Majescor, together with 1,733,102 common shares of the Company, valued at $1,500,000.

Due diligence is under way relating to the Tres Marias property.

(c) Coronation Gulf Property

As laboratory analysis of the 100 tonne mini-bulk sample has not been completed, Ashton granted the Company an extension from April 1, 2007 to May 1, 2007 of the date on which the Company would be obligated to issue 65,000 shares to Ashton.

EXHIBIT 2.3

Management's Discussion and Analysis

Readers of the following Management's Discussion and Analysis should refer to the Company's audited consolidated financial statements for the years ended December 31, 2006 and 2005 where necessary. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar figures included therein and in the following Management's Discussion and Analysis are quoted in Canadian dollars unless otherwise specified. The following Management's Discussion and Analysis is prepared as of March 22, 2007. Additional information relevant to the Company's activities, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained herein are forward-looking and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. These opinions and estimates include those estimates and opinions that relate to all the geological, mining and commodity price and marketing parameters used by management. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ, possibly significantly. Readers are therefore cautioned not to place undue reliance on any forward-looking statement.

Overview

Vaaldiam Resources Ltd. ("Vaaldiam" or the "Company") is a Canadian public company listed on the Toronto Stock Exchange that is engaged in diamond exploration and mine development in Brazil and to a lesser extent in Canada. The Company's vision is to become a significant producer of high quality diamonds, and a leader in the diamond exploration industry.

Vaaldiam is currently developing three advanced-stage diamond properties in Brazil, and one in Canada. In Brazil, Rio Tinto Desenvolvimentos Minerais Ltda. ("Rio Tinto") is the operator of a joint venture exploration program on the Pimenta Bueno property in the state of Rondônia, where 38 kimberlite pipes and 3 kimberlite dyke and/or sill systems have been discovered. Exploration sampling indicates that approximately 50% of the kimberlites discovered on the Pimenta Bueno property are diamond-bearing.

In the state of Minas Gerais, the construction of Vaaldiam's 100%-owned Duas Barras Mine is expected to be completed during Q1-2007. Annual production from the Duas Barras Mine is expected to start at 38,000 carats, increasing to 50,000 carats during the second year of operation.

On the Braúna property in the state of Bahia, Vaaldiam is completing a mini-bulk sampling program on two of the four kimberlite pipes discovered to date on the 100%-owned property. Initial results from the mini-bulk sampling program have been encouraging, and appear to support an expansion of the bulk sampling program.

In Canada, Vaaldiam is operating a joint venture exploration program with Ashton Mining of Canada Inc. ("Ashton") on their Coronation Gulf diamond property in Nunavut. Ashton's Coronation Gulf property encompasses the three hectare Artemisia kimberlite pipe, one of five diamondiferous kimberlite occurrences situated on the property. In August 2006, Vaaldiam extracted a 100 tonne mini-bulk sample from the surface of the Artemisia pipe, to evaluate the diamond distribution within pipe. Processing of the mini-bulk sample is being completed by SGS Lakefield Laboratories in Ontario, and results are expected in Q2-2007.

Operations

Operations are conducted directly and through its subsidiaries whose relationship to Vaaldiam is reflected below.


Vaaldiam Resources Ltd.
(VAA-TSX)
Canada
Coronation Gulf Property
99.999%(1)
Vaaldiam do Brasil Mineração Ltda.
Brazil
Pimenta Bueno Property
99.9%(2)
99.9% (3)
100%
Mineração Montes Claros Ltda.
Brazil
Cajueiro Mineração S.A.
Brazil
Vaaldiam Centrafrique SARL
Central African Rep.
Duas Barras Mine
Braúna Property
Haute Kotto

(1) Remaining 0.001% owned by MSP Partipações S.A.
(2) Remaining 0.1% owned by José Fernando Tonoli.
(3) As of March 1, 2007, the previously 40% owned by Majescor Resources Inc., a Canadian publicly listed corporation, was acquired by Vaaldiam Resources Ltd. and will be transferred to Vaaldiam do Brasil Mineração Ltda. for an exchange of 100 shares in Vaaldiam do Brasil Mineração Ltda. A nominal percentage will be held by a second shareholder to comply with Brazilian corporate laws.

Pimenta Bueno Property, Rondônia, Brazil

During 2006, Vaaldiam's joint venture partner Rio Tinto, continued to advance the development of the 247,085 hectare Pimenta Bueno property through an aggressive exploration program consisting of drilling and mini-bulk sampling. Rio Tinto assumed the position of operator of the project in June 2005 following the exercise of an option that allowed Rio Tinto to earn a 51% interest in the property in accordance with the terms of an agreement signed with Vaaldiam in November 2003. Vaaldiam granted Rio Tinto this option in return for all of Rio Tinto's exploration data, valued at approximately US$4,000,000. The agreement provided Rio Tinto with an option to earn a 51% interest in either or both of the Northern and Southern Blocks comprising the property by spending a total of US$12,500,000 on exploration over a three year period, US$5,000,000 on the Southern Block and US$7,500,000 on the Northern Block. The Southern Block is comprised of approximately 207,085 hectares while the Northern Block covers approximately 40,000 hectares. Since exercising their option, Rio Tinto has expended approximately US$5,841,965 for its own account on exploration of the Southern Block of the property to December 31, 2006, as a result of which Rio Tinto now owns 51% of the Southern Block with Vaaldiam owning 49%. Vaaldiam's ownership of the Northern Block remains at 100%. Substantially all of Rio Tinto's exploration expenditures to date have been on the Southern Block.

The agreement also provides Rio Tinto with the opportunity to increase its interest to 70% in either or both of the Northern or Southern Blocks by completing a feasibility study on any kimberlite deposit found. The agreement specifies that the feasibility study would have to be sufficiently comprehensive to enable the Company to seek bank financing for its remaining 30% interest in the joint venture.

Rio Tinto assumed the position of operator of the project in June 2005 and continued with the delineation drilling program started by Vaaldiam earlier in the year. At December 31, 2006 Rio Tinto had completed 8,925.15 metres of core drilling, representing 68 core holes, delineating 6 kimberlite pipes and one kimberlite sill. In addition, Rio Tinto tested 7 magnetic and 3 electromagnetic anomalies with drilling, resulting in the discovery of 5 kimberlite pipes, one kimberlite dike and one sill. Since January 2005, Vaaldiam and Rio Tinto have completed 10,093.55 metres of drilling in 78 core holes of which 54 holes tested kimberlite.

Seven new kimberlites were discovered during 2006, increasing the total number of kimberlite occurrences to 41, including 38 kimberlite pipes ranging in size from one hectare up to 18 hectares in surface area. Two kimberlite dikes, and one kimberlite sill system have also been discovered as a result of the joint venture's exploration program. Microdiamond analysis indicates that 19 of the kimberlites are diamond-bearing, and mini-bulk sampling of four kimberlite pipes has resulted in the recovery of commercial-sized diamonds. The following table presents a list of the kimberlites that have been tested by drilling by both Vaaldiam and Rio Tinto during 2005 and 2006:

Pipe Name	No. of Holes	Metres Drilled	Surface Area of Pipe (in Hectares)
Cosmos 1	5	1,148	2.3
Cosmos 3	7	1,530	12.0
Cosmos 4	5	937	5.0
Clara	2	150	Dike
Pepper 1	3	456	2.0
Pepper 3	6	854	17.0
Pepper 4	7	891	7.5
Pepper 6	3	330	Sill
Pepper 13	3	282	1.5
Pepper 18	2	379	20 (Sill)
Tumeleiro 3	3	180	3 (Sill)
Tumeleiro 9	2	247	2.0
Tumeleiro 10	1	167	3.0
Tumeleiro 11	2	286	Dike
Tumeleiro 12	1	154	2.0
Tumeleiro 13	1	200	3.0
Arara 3	1	134	2.0
Total	**54**	**8,325**	

During November 2005, Rio Tinto mobilized a reverse circulation drilling unit to the property to commence a mini-bulk sampling program designed to recover 50 tonne mini-bulk samples of kimberlite from each of four pipes that had been selected for sampling. A total of 38 reverse circulation drill holes, utilizing a $5^1/_2$ inch tricone drill bit, were completed totalling 7,436 metres of drilling, which resulted in the recovery of 164 tonnes of dry kimberlite from the four pipes. The following table summarizes the results of the reverse circulation drilling completed by Rio Tinto as part of their mini-bulk sampling program:

Pipe	No. of Holes	Metres Drilled	Sample Weight (Dry Tonnes)	No. of Diamonds Recovered (>0.85 mm)	Total Diamond Weight (carats)	Estimated Recovery (%)
Cosmos 1	13	2,576	62.2	117	2.45	75%
Cosmos 3	12	2,463	56.5	16	0.28	71%
Pepper 4	10	1,896	32.6	23	0.42	71%
Pepper 13	3	501	12.7	1	0.05	82%
Total	**38**	**7,436**	**164**	**157**	**3.20**	**75%**

Granulometry tests of the kimberlite chips recovered by Rio Tinto during the reverse circulation drilling indicates that 55% of the kimberlite was reduced to a particle size of less than 2 mm. Visual inspection of the diamonds by Vaaldiam geologists, combined with an analysis of the diamond distribution, suggests that diamond breakage may have occurred during the drilling and sample collection stage. Vaaldiam and Rio Tinto have agreed to complete a diamond breakage study of the diamonds recovered during the mini-bulk sampling program, to assess the impact that any potential diamond breakage might have had on the sample results and the diamond distribution analysis. This study is expected to be completed in Antwerp, Belgium during Q2-2007. Additional mini-bulk sampling from the surface of the Cosmos 1 pipe has been recommended by Vaaldiam to confirm the diamond distribution within the Cosmos 1 pipe, and provide a comparison of the diamond recoveries from surface sampling to those obtained from reverse circulation drilling.

Vaaldiam's share of expenditure on the Pimenta Bueno property during 2006 was $1,459,958 bringing total expenditure by the Company to December 31, 2006 to $3,775,694. As of December 31, 2006 Rio Tinto's share of exploration expenditures on the property was $6,789,460 (US$5,841,965) bringing the total combined expenditures on the property by both Vaaldiam and Rio Tinto to approximately $10,565,154. As at December 31, 2006 Vaaldiam owed $942,665 to Rio Tinto for exploration expenditures incurred by Rio Tinto on Vaaldiam's behalf.

Duas Barras Mine, Minas Gerais, Brazil

In January 2005, Vaaldiam's subsidiary Vaaldiam do Brasil Mineração Ltda. ("VBM") (previously named Mineração Paraguaçu Indústria e Comércio Ltda.) entered into an option agreement to acquire a 70% interest in the Duas Barras property from Mineração Marly Ltda. ("Marly"). The Duas Barras property is located 150 kilometres north of the town of Diamantina in the state of Minas Gerais. The property lies along five kilometres of the left bank of the upper Jequitinhonha River, which has been a significant diamond producing area since the early 1800s. Under the terms of the January agreement, VBM could exercise its right to acquire the 70% interest by paying Marly US$150,000 within 10 days of Marly assigning all rights, title and interest in the Mineral Rights of the property to the joint venture. In addition to the cash payment, VBM would provide the joint venture with the use of mining and processing equipment, and advances of working capital, with an aggregate value of US$1,500,000. The agreement also provided VBM with the option to acquire Marly's 30% interest in the joint venture in return for a payment of US$1,000,000. The agreement provides for a royalty to be paid to the owner of the surface rights of the Duas Barras property in the amount of 6% of gross sales revenues.

During 2005, VBM completed a detailed drilling program on the property to define the alluvial gravels comprising the Duas Barras deposit. A total of 47 percussion drill holes were completed during 2005, totalling 810 metres. In August 2005, Vaaldiam started a bulk sampling program on the Duas Barras property to determine the grade and value of the diamonds found within the alluvial gravels. To complete the bulk sampling program, the Company constructed a pilot processing plant to process a bulk sample. A total of 354 cubic metres of basal gravels were extracted and processed from two bulk sample pits, resulting in the recovery of 222 diamonds with a total weight of 72.57 carats.

Based on the favourable results generated during the drilling and bulk sampling program, VBM exercised its option to acquire the 70% interest in the Duas Barras property on December 22, 2005. On January 31, 2006 this interest was increased to 75% by an advance payment of US$50,000 to Marly.

Following the acquisition of a 75% interest in the Duas Barras property, VBM completed an additional phase of drilling which was designed to outline an alluvial gravel resource. A total of 16 percussion drill holes totalling 282 metres, and 107 rotary drill holes totalling 2,307 metres were completed during this program, providing the basis for a estimation of the potential gravel resources available for mining. Based on the delineation drilling and bulk sampling programs completed during 2005 and 2006, the Duas Barras deposit is estimated to contain an indicated resource of approximately 1.8 million cubic metres at an estimated grade of 0.16 carats of diamonds per cubic metre and 0.18 grams of gold per cubic metre, representing an in-situ diamond resource of 295,000 carats of diamonds and 10,771 ounces of gold. An additional inferred resource of approximately 0.9 million cubic metres has also been estimated at a grade of 0.16 carats of diamonds per cubic metre and 0.18 grams of gold per cubic metre representing an in-situ diamond resource of 137,000 carats of diamonds and 5,016 ounces of gold. The resource estimate is compliant with Canadian National Instrument 43-101 and 2004 CIM Standards for Mineral Resources.

On November 24, 2006, VBM exercised its option to acquire Marly's remaining 25% interest in accordance with the terms of the original agreement. Payment terms of the remaining consideration of US$1,100,000 are as follows:

- US$150,000 to be paid within 10 days after the issue of a permanent Licence of Operation by the Minas Gerais State Environmental Authority ("FEAM");

- US$200,000 to be paid within 5 days after Marly's submission of an application to the Departmento Nacional de Produção Mineral ("DNPM") for the assignment of the Duas Barras Mining Licence to VBM's subsidiary Montes Claros (this amount was paid in February 2007);

- US$400,000 to be paid within 10 days after the DNPM's approval and registration of the Duas Barras Mining Licence in the name of Montes Claros and the issue of a permanent Licence of Operation by FEAM; and

- US$350,000 to be paid within 10 days after the sale of the first diamond production from the Duas Barras deposit.

On commencement of production, royalties will be payable to the Brazilian government of 0.2% of the gross revenue from the sale of diamonds and 1% of the gross revenue from the sale of gold.

Construction of the Company's diamond recovery plant is currently underway and its commissioning is expected to start towards the end of the first quarter of 2007 with commercial production expected to commence during the second quarter of 2007. This new plant has been designed to process about 80 cubic metres of gravel per hour, equivalent to an annual rate of

240,000 cubic metres, to produce an estimated 38,000 carats of diamonds and approximately 1,400 ounces of gold per year.

Improvements to the infrastructure supporting the Duas Barras Mine have also been completed, including the construction of additional accommodation for mine and construction staff, a new administration building and expanded garage facilities. Hydrological testing is also underway to measure groundwater flow in the proposed mining areas and environmental baseline studies have been completed in accordance with the environmental impact study authorized by the regulatory authorities in Brazil. In addition, the DNPM has granted VBM, on behalf of Marty, a Mining Licence for the area of the alluvial gravel deposit, as outlined by VBM's drilling program. The Licence encompasses 170.89 hectares along the left bank of the Jequitinhonha River. A temporary Licence of Operation was also granted by FEAM to VBM, on behalf of Marty, in February 2007. The final Licence of Operation is to be granted when the mine construction has been completed.

During the year ended December 31, 2006, Vaaldiam expended $2,036,388 relating to the Duas Barras property bringing the total expenditures to December 31, 2006 to $3,400,302.

Braúna Property, Bahia, Brazil

In August 2005, the Company acquired a 60% interest in the Braúna property from Majescor Resources Inc. ("Majescor"). Vaaldiam acquired its initial interest in the property under the terms of a purchase agreement with Majescor, whereby Vaaldiam paid De Beers Brasil Ltda. ("De Beers"), a subsidiary of De Beers Consolidated Mines Limited, the sum of $300,000 on behalf of Majescor, which represented the balance owed by Majescor under the terms of a purchase agreement between De Beers and Majescor involving the Braúna property. In addition, Vaaldiam issued a total of 150,000 common shares to Majescor valued at time of issue at $111,000.

The Braúna property is comprised of three exploration concessions which encompass 18 kimberlite occurrences consisting of four pipes associated with a kimberlite dyke system which has been traced over a strike length of approximately 20 kilometres. De Beers originally discovered the dike system and three of the kimberlite pipes (Braúna 3, Braúna 4, and Braúna 7) in 1992 as a result of a reconnaissance sampling program exploration. Subsequent surface sampling of the kimberlite occurrences by De Beers determined that the kimberlite occurrences were diamond-bearing.

The joint venture between Vaaldiam (60%) and Majescor (40%) commenced exploration on the Braúna property in October 2005 through the subsequently formed joint venture company Cajueiro Mineração S.A. ("Cajueiro"). A detailed ground magnetic survey was completed during Q-4-2005, which resulted in the discovery of the Braúna 16 pipe, located just 400 metres to the northeast of the 1.0 hectare Braúna 4 pipe. An initial phase of drilling was then completed during 2006 which focused on the delineation of the Braúna 3 and Braúna 7 pipes. A total of 21 drill holes totalling 2,316 metres tested the Braúna 3 pipe to a depth of approximately 200 metres. Sixteen drill holes totalling 1,847 metres were completed at the Braúna 7 pipe, testing the pipe to a depth of 154 metres. Four drill holes totalling 418 metres were also completed at the Braúna 4 pipe, and an additional two holes were completed at the Braúna 16 pipe totalling 170 metres.

In November 2006, Vaaldiam and partner Majescor commenced a mini-bulk sampling program to confirm the presence of commercial-sized diamonds in the larger pipes on the Braúna property. A total of 100 tonnes of kimberlite was extracted from two pipes, namely the 1.7 hectare Braúna 3 pipe and the 1.0 hectare Braúna 7 pipe. The mini-bulk samples were collected through a series of vertical shafts which were being excavated through the 3 to 5 metre thick calcrete cover which overlies the pipes, to extract saprolitic kimberlite for macro diamond analysis. The extraction of the kimberlite samples from the shafts allowed the partners to maximize the kimberlite sample particle size which helped minimize diamond breakage. To provide for an efficient turnaround of the mini-bulk sample results, Vaaldiam constructed a small dense media plant which is being utilized to process the mini-bulk samples extracted from the Braúna pipes. The diamond recovery plant consists of a crushing and feed circuit, a 300 kilogram per hour dense media module, and a secure diamond recovery circuit. The recovery plant is designed as a "hands-off" unit, to ensure the security of the sample process. The plant is located within Vaaldiam's facilities in the town of Nordestina, which is situated less than five kilometres from the main cluster of pipes.

By mid-January 2007, 58 diamonds with a total weight of 7.74 carats had been recovered from 37.69 dry tonnes of kimberlite extracted from the southern lobe of the 1.7 hectare Braúna 3 pipe. The largest stones recovered weigh 1.13, 0.56, 0.49, 0.46 and 0.43 carats. The results to that date indicate a diamond grade of 20.54 carats per hundred tonnes for the southern lobe of the Braúna 3 kimberlite pipe.

On February 14, 2007, Vaaldiam signed a non-binding Letter of Intent with Majescor to acquire Majescor's 40% interest in the Braúna kimberlite property. On March 1, 2007 Vaaldiam and Majescor completed an agreement whereby Vaaldiam acquired Majescor's 40% interest in the Braúna property in return for:

- $2,000,000 cash payment;
- $1,500,000 paid in common shares of Vaaldiam (based on a 20-day simple average stock price at the time of closing) which amounted to 1,733,102 common shares; and
- A royalty of 1% of the gross sales revenue from diamond production from the Braúna property.

In addition to Majescor's interest in the Braúna property, Vaaldiam is undertaking due diligence regarding the proposed acquisition of Majescor's interest in the Tres Marias property. The Tres Marias property is located in the State of Minas Gerais and is comprised of 47 exploration licences covering approximately 900 km^2.

During the year ended December 31, 2006, the Company's Braúna property exploration expenditures were $1,309,618. To December 31, 2006, Vaaldiam's total expenditures relating to the Braúna property amounted to $1,783,934, including Vaaldiam's exploration expenses amounting to $1,372,934 and Vaaldiam's acquisition costs to acquire 60% of the property of $411,000.

Aroeira Property, Bahia, Brazil

In June 2006, Vaaldiam acquired, through its subsidiary VBM, a 1,400 hectare exploration licence covering the Aroeira kimberlite. The Aroeira kimberlite is located 50 kilometres to the west of Vaaldiam's Braúna property. The property was awarded to VBM upon application to the DNPM. The Aroeira kimberlite is a one metre wide dike system that was discovered by De Beers in 1993 during an alluvial sampling campaign. The kimberlite occurrence has never been sampled or drilled.

In November 2006, Vaaldiam acquired ownership of De Beers exploration dataset for the Aroeira area. The Aroeira dataset covers an area of approximately 165,000 hectares and includes exploration results from 645 samples. Vaaldiam acquired this dataset as a result of an agreement with De Beers to purchase De Beers' exploration dataset for the Traira diamond district in northern Mato Grosso state, together with a claim owned by De Beers in the Traira area covered by the dataset. As a result of environmental restrictions, De Beers were unable to transfer ownership of the Traira claim to Vaaldiam. Therefore, in November 2006, De Beers offered and Vaaldiam accepted, the dataset for the Aroeira diamond district in the state of Bahia, to offset the inability to transfer ownership of the Traira claim to Vaaldiam. Vaaldiam has conducted no material exploration within the Aroeira district to date and the amount of $111,710 reflected as the carrying value of the asset as at December 31, 2006 relates to the cost of acquiring the dataset from De Beers.

Coronation Gulf Property, Nunavut, Canada

In July 2006, Vaaldiam reached an agreement with Ashton Mining of Canada Inc. ("Ashton") which provides Vaaldiam with an exclusive option to acquire a 40% joint venture interest in Ashton's Coronation Gulf Property. The Coronation Gulf Property is comprised of 88 mineral claims encompassing 91,400 hectares in the Coronation Gulf area of Nunavut, approximately 525 kilometres north of the city of Yellowknife, Northwest Territories. Vaaldiam can earn its 40% interest in the Coronation Gulf Property by spending a total $3.0 million on exploration by December 31, 2008, of which $1.0 million must be spent by December 31, 2006. In addition, the agreement requires, subject to regulatory approval, that Vaaldiam issue Ashton a total of 195,000 common shares over the three-year term of the options, 65,000 shares not later than April 1, 2007 (deferred to May 1, 2007) and 130,000 shares not later than April 1, 2008. No shares have as yet been issued under the option agreement. Vaaldiam is the operator for the 2006 program with Ashton retaining the right of operatorship after April 1, 2006.

Prior exploration including till sampling, prospecting, drilling and airborne and ground geophysical surveys by Ashton resulted in the discovery of 11 kimberlites on the Coronation Gulf Property between 1999 and 2005. Eight of these have proven to be diamondiferous. In addition, a number of high priority airborne geophysical targets, unsourced kimberlite float and diamond indicator mineral dispersion trains remain to be evaluated on the properties.

The three hectare Artemisia pipe is the largest kimberlite pipe found to date on the Coronation Gulf Property. In August 2006, Vaaldiam collected a 100 tonne surface sample from the Artemisia pipe to confirm the presence of commercial sized diamonds, and determine whether the size distribution and quantity of the diamonds is sufficient to justify a larger bulk sampling program during 2007. Processing of this 100 tonne mini-bulk sample commenced in December 2006 at SGS Lakefield Research Limited, with results expected during Q2-2007. The mini-bulk sample represents the largest volume of kimberlite extracted from the Artemisia pipe. In addition to the 100 tonne mini-bulk sample collected from the Artemisia pipe, Vaaldiam also collected a one tonne sample from the Perseus kimberlite, located 37 kilometres south of the Artemisia pipe, to assess the diamond distribution within this kimberlite dyke system. This sample will also be processed at SGS Lakefield Research Limited following the completion of the processing of the Artemisia sample.

To December 31, 2006, Vaaldiam had spent $1,396,460 in relation to the exploration of the Coronation Gulf Property, which has included the collection of the 100 tonne mini-bulk sample from the Artemisia kimberlite.

Hotish Mountain Property, Quebec, Canada

In April 2005, Vaaldiam negotiated an option agreement with Dios Exploration Inc. ("Dios") whereby the Company could have earned a 51% interest in the Hotish Mountain property by incurring exploration expenditures of $2,000,000 as follows:

Deadline	Expenditures
On or before April 12, 2006	$ 300,000 (completed)
On or before April 12, 2007	$ 700,000
On or before April 12, 2008	$ 1,000,000

In addition, Vaaldiam was required to issue a total of 100,000 common shares to Dios as follows:

Issue Date	Number of Shares
Forthwith on receiving Toronto Stock Exchange approval	25,000 shares (issued)
April 12, 2006	25,000 (not issued)
April 12, 2007	50,000 shares (not issued)

The Hotish Mountain property is situated in the Otish Mountain district of northern Quebec. The property covers approximately 50,000 hectares, and is situated approximately 100 kilometres south of the diamondiferous Renard kimberlite cluster.

In August and November 2005, an indicator sampling program was completed on the Hotish Mountain property involving the collection of 150 glacial till samples to determine the source of indicator mineral anomalies. Dios granted Vaaldiam a 30 day extension of the anniversary date of the option agreement to provide the Company with an opportunity to review the sampling results to date, and make a decision regarding the continuation of the option. In May 2006, Vaaldiam notified Dios that, based on results to date, the Company would not be undertaking further exploration of the property.

To end March 2006, $439,160 had been spent on the exploration of the Hotish property, in addition to which $14,500 of option expenditures had been made for total expenditures of $453,660, which amount was written off effective March 31, 2006. In April 2006 an additional $2,683 was expended on the Hotish property, which amount was also written off giving rise to a total of $456,343 being written off in 2006 in relation to this property.

Haute Kotto Property, Central African Republic

In March 2004, the Company was granted a 2,000 square kilometres reconnaissance permit in the Haute Kotto District of southeastern Central African Republic ("CAR"). The area is prospective for both kimberlite and alluvial diamond deposits. In February 2005, the Company was granted an exploration permit covering an area of 682.1 square kilometres within the area of the reconnaissance permit. The exploration permit is valid for a period of three years and is subject to a minimum expenditure on exploration of approximately $35,000 per year.

Following a review of the Haute Kotto property and the alternative uses for the cash which would otherwise be required to be spent in the future on the property, Vaaldiam decided that its cash resources should be concentrated on the Company's more advanced projects. While the Company will endeavour to maintain the property with a view to divestiture or joint venture, it was considered prudent to write off the expenditures to December 31, 2006 associated with the property in the amount of $709,335.

Selected Financial Information

	2006	2005	2004
Net sales	-	-	-
Net loss - total	$ 3,517,506	$ 1,007,251	$ 742,419
- per share	$ 0.044	$ 0.018	$ 0.020
Cash and cash equivalents	$ 12,318,783	$ 6,817,542	$ 1,816,797
Restricted cash	$ 429,300	$ 1,331,916	$ 428,711
Working capital	$ 11,455,710	$ 7,966,995	$ 1,972,199
Total assets	$ 24,862,182	$ 13,593,562	$ 4,071,428
Total long-term financial liabilities	-	-	-
Shareholders' equity	$ 23,344,846	$ 13,276,648	$ 3,751,305
Cash dividends per share	-	-	-

Summary of Quarterly Results

		Income (Loss)	
Quarters Ended	Net Sales	Total	Per Share
December 31, 2006	-	$ (926,003)	$ (0.014)
September 30, 2006	-	(193,701)	(0.00)
June 30, 2006	-	(382,991)	(0.00)
March 30, 2006	-	(2,014,811)	(0.03)
December 31, 2005	-	75,414	0.00
September 30, 2005	-	(357,617)	(0.00)
June 30, 2005	-	(355,848)	(0.01)
March 31, 2005	-	(369,200)	(0.01)

During the year ended December 31, 2006, a loss of $3,517,506 or $0.044 per share was recorded compared to a loss of $1,007,251 or $0.018 per share during the corresponding period of the prior year. The increased loss of $2,510,255 arose primarily from an increase in stock based compensation expense of $1,185,329, an increase in corporate and general expenses of $484,790, increased property write offs of $881,797, increased amortization of $71,843 and reduced income tax recovery of $308,179, all partially offset by increased interest income of $426,332. The increased stock based compensation expense arose from an issuance of options in the first quarter of 2006 while the increase in corporate and general expenses and amortization expenses arose primarily from a higher level of activity in the recent year as compared to the corresponding period in the previous year. A lower level of flow-through shares issued accounted for the reduced income tax recovery while the increased interest income arose from a higher level of cash on deposit.

Seasonality has relatively little effect on the quarterly financial results of the Company, however, in that renunciation of Canadian Exploration Expense to flow-through share investors incurred or to be incurred, typically takes place in the last quarter of each year, a related income tax recovery has been reflected during the last quarter of 2006 and 2005. In the first quarter of 2006, an expense of $1,185,115 was recorded relating to a grant of options, in addition to which the Hotish property in the amount of $453,660 was written off.

During the quarter ended December 31, 2006, the main extraordinary items related to the write off of the Haute Kotto property in the CAR in the amount of $709,335 and the recognition of an income tax recovery of $180,600. In the quarter ended December 31, 2005 an income tax recovery of $488,779 was recorded.

Liquidity

As at December 31, 2006, the Company had working capital of $11,455,710, the cash and cash equivalent portions of which was $12,318,783. Cash equivalents relate to funds kept in a Scotia Premium T-Bill Fund, which fund is administered by Scotia Securities. The Scotia Premium T-Bill Fund invests primarily in Government of Canada treasury bills and other short-term debt instruments guaranteed by the Government of Canada. In addition to the cash and cash equivalents as at December 31, 2006, the Company had $429,300 in restricted cash which was the balance remaining from the issuance of flow-through shares.

Accounts payable and accrued liabilities at December 31, 2006 of $1,517,336 was unusually high as this figure included a provision of $942,665 with regard to amounts owing to Rio Tinto as Vaaldiam's share of Pimenta Bueno exploration expenditures and an advance of $182,990 relating to exploration expenditures to be incurred on behalf of a joint venture partner on the Braúna project.

During 2006, the Company completed a financing which provided additional gross proceeds of $7,500,000 to Vaaldiam's treasury from the issuance of 7,777,778 common shares at $0.90 per share and 476,191 flow-through common shares at $1.05 per share, as a result of the automatic exercise of earlier issued special warrants, following the filing of a short-form prospectus.

Also during 2006, the Company raised an additional $4,675,375 primarily as a result of the issuance of a notice of accelerated expiry regarding 5,088,483 warrants exercisable at $0.80 each which were originally scheduled to expire on December 16, 2006. The notice of accelerated expiry was facilitated by the trading of Vaaldiam's shares above $1.00 for 21 consecutive trading days, an event which allowed the Company to determine the earlier expiry date of April 3, 2006 in accordance with the terms of the warrants. The exercise of options and repayment of share purchase loans yielded an additional $578,500 and $133,284 respectively to the Company's treasury.

As at December 31, 2006 restricted cash amounted to $429,300, which related to unspent flow-through share issue proceeds and which are required to be spent on eligible Canadian Exploration Expenditures prior to December 31, 2007. Unspent flow-through share issue proceeds are kept in separate bank accounts on which cheques relating to eligible Canadian Exploration Expenditures are drawn.

With no current internal sources of available cash flow, Vaaldiam is dependent on the junior mining capital markets and the exercise of outstanding warrants and options for the provision of operating capital. The availability of capital to the Company is dependent on stock market performance for junior mining stocks in general and Vaaldiam's stock in particular, exploration successes or the lack thereof, the degree to which investors view a new initiative as positive or negative for the Company, significant world socioeconomic events, recent discoveries of magnitude by peer companies and the general willingness of brokerage houses to assist the Company in the raising of funds. There is no certainty that funding will be available to Vaaldiam when required.

Vaaldiam has no debt nor lines of credit.

Capital Resources

As at March 22, 2007, Vaaldiam had cash and cash equivalents of $8.0 million.

A potential source of additional capital would be the exercise of options. As at March 22, 2007, the Company had issued the following unexercised options.

No. of Options	Expiry Date	Exercise Price	Potential Proceeds
18,750	July 19, 2007	$ 0.29	$ 5,438
1,330,000	November 20, 2008	0.50	665,000
100,000	February 20, 2009	0.50	50,000
525,000	September 20, 2009	0.45	236,250
40,000	December 14, 2009	0.40	16,000
55,000	May 10, 2010	0.50	27,500
100,000	August 4, 2010	0.85	85,000
2,105,000	January 16, 2011	0.75	1,578,750
75,000	April 18, 2011	1.37	102,750
50,000	June 9, 2011	0.97	48,500
2,675,000	January 24, 2012	0.85	2,273,750
7,073,750			$ 5,088,938

There is no assurance that the capital resources required by the Company will be available.

Off Balance Sheet Arrangements

Under the terms of the Company's office lease, the Company is committed to pay a minimum annual amount of approximately $103,000 in total over the period January 1, 2007 to November 30, 2009, which amount includes rent, operating costs and realty taxes.

Transactions with Related Parties

During 2004, as part of the $2,580,000 private placement of units and flow-through shares completed during September, four directors subscribed for a total of 531,975 units of Vaaldiam, at $0.45 per unit for a total of $212,790; each unit consisting of one common share and one half of a common share purchase warrant; each whole warrant being exercisable to acquire one common share of the Company at an exercise price of $0.50 per share on or before the twelve months anniversary of date of issue. The funding to acquire the units was provided by initially short-term interest free loans extended by the Company to the four directors. The term of these loans was subsequently extended, so that the loans were repayable in full on or before June 30, 2006. In addition, during the quarter ended September 30, 2005, a short-term interest free loan, repayable on or before June 30, 2006, was granted to a director and officer to acquire common shares of Vaaldiam in the amount of $20,494. All unpaid share purchase loans to directors since January 1, 2006 bear interest at Canadian prime rate plus 3%. As at March 22, 2007 all directors' loans relating to the purchase of shares had been repaid in full plus interest.

In May 2006, a loan bearing interest at the Canadian prime rate plus 3%, repayable on demand in the amount of $40,000, was granted to an officer and director and was still outstanding on March 22, 2007.

During 2006 an amount of approximately $38,503 was paid to a company owned by a significant shareholder for accounting and administrative services provided to the Company's Brazilian subsidiaries during 2006.

Proposed Transactions

On a continuous basis, the Company reviews additional exploration properties with a view to their acquisition for exploration and development and other diamond companies with the view to merger or acquisition. From time to time the Company pursues opportunities to restructure its ownership in its existing properties where this is deemed advantageous.

Management Report

Management's Responsibility for Consolidated Financial Statements

The accompanying audited consolidated financial statements of the Company are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management's best judgments. Financial information reflected in this Management's Discussion and Analysis is consistent with these financial statements.

The Company's Board of Directors has approved the information contained in the audited consolidated financial statements and this Management's Discussion and Analysis. The Board of Directors fills its responsibility regarding the financial statements mainly through its Audit Committee, which has a written mandate which complies with the current requirements of Canadian securities legislation. The Audit Committee meets at least on a quarterly basis.

Management's Assessment of Disclosure Controls and Procedures

Based on their evaluations as of December 31, 2006 the President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance in ensuring that information relating to the Company and its consolidated subsidiaries which is required to be disclosed in reports filed under relevant securities legislation is recorded, summarized and reported within the time periods specified by such legislation, and that the information is accumulated and communicated to the Company's senior management, including the President and Chief Executive Officer, and the Vice-President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Assessment of Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting. The internal control system was designed to provide reasonable assurance to the Company's management regarding the preparation and presentation of the consolidated financial statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have reviewed the internal control procedures in existence as of December 31, 2006, and concluded that the Company's internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles ("GAAP"). During the most recent interim period, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Critical Accounting Estimates

Under the accounting rules used by Vaaldiam, the fair value of stock based compensation (option grants) is expensed for income statement purposes. The determination of fair value of options granted is generally provided by the Black-Scholes formula. Some of the parameters used in this formula are highly subjective, in particular the assumption of future price volatility. In addition, using the Black-Scholes model assumes that a satisfactory active market for the options exists whereas ownership of the options granted by Vaaldiam cannot be transferred under the rules of the Toronto Stock Exchange and the Company's Stock Option Plan. During the year ended December 31, 2006, $1,418,100 was expensed as the cost of options issued under the Company's Stock Option Plan. The amount of $1,418,100 expensed or debited on the Consolidated Statement of Loss and Deficit was offset by a corresponding credit of the same amount to the Stock Option Account included in Shareholder's Equity, as a result of which, on a net basis, the expensing of stock options had no effect on the overall Shareholder's Equity of the Company.

An additional critical accounting estimate related to the assumed recoverability of the carrying value of exploration properties which is dependent on the assumed discovery of economically recoverable reserves, the assumed ability of the Company to obtain financing or other means to complete development of the properties and assumed future profitable production or proceeds from the disposition of the properties. As at December 31, 2006, exploration properties were reflected in the Company's balance sheet at $10,468,100.

Changes in Accounting Policies Including Initial Adoption

Vaaldiam's accounts are stated using Canadian GAAP. With the exception of the adoption by the Company of the four new Canadian Institute of Chartered Accountants' standards referred to in Note 3 to the audited consolidated financial statements, the adoption of which had no impact on the 2006 consolidated financial statements, the Company's accounting policies have not changed during 2006 and no future changes are contemplated except as may be required to conform with future changes in Canadian GAAP.

Financial Instruments and Other Instruments

An amount of $10,637,733 of the Company's cash assets as at December 31, 2006 were invested in a Scotiabank, mainly Government of Canada, Treasury Bills Account which is considered to be a low risk interest bearing account.

Disclosure of Outstanding Share Data

As at March 22, 2007, the following were the undiluted and fully diluted common shares outstanding:

Undiluted common shares outstanding as at December 31, 2006	81,449,352
Shares issued to acquire 40% of Cajueiro (Braúna property)	1,733,102
Undiluted common shares outstanding as at March 22, 2007	83,182,454
Shares issuable on exercise of options as at March 22, 2007	7,073,750
Fully diluted shares outstanding as at March 22, 2007	90,256,204

Corporate and General Expenses

The following is a comparison of Corporate and General Expenses incurred during the year ended December 31, 2006 compared to the corresponding period of the prior year.

	2006	2005	(Increase) Decrease
Administration	$ 475,856	$ 289,400	$ (186,456)
Investor Relations	275,072	173,663	(101,409)
Directors' Fees and Performance Bonuses	59,400	139,000	79,600
Health Insurance	43,057	30,871	(12,186)
Office Rent	72,808	51,614	(21,194)
Insurance	27,466	14,853	(12,613)
Stationery and Printing	15,716	29,405	13,689
Telephone and Fax	25,618	16,714	(8,904)
Audit, Tax and Professional Fees	69,080	47,400	(21,680)
General Travel	10,869	15,179	4,310
Project Development	6,688	-	(6,688)
IT Support	7,330	-	(7,330)
Sundry Expenses	40,164	34,781	(5,383)
Capital Tax	5,989	-	(5,989)
General Legal Fees	35,968	20,563	(15,405)
Filing Fees	42,092	9,018	(33,074)
TSX Listing Expenses	120,322	48,133	(72,189)

Registrar's Fees	14,439	13,203	(1,236)
Annual Meeting Expenses (including annual report)	54,653	19,752	(34,901)
Bank Charges	2,027	414	(1,613)
Tax on Unspent Flow Through Shares	48,475	14,336	(34,139)
	$ 1,453,089	$ 968,299	$ (484,790)

During the year ended December 31, 2006 Corporate and General Expenses were $1,453,089, an increase of $484,790 over the prior year's level of $968,299. In general, the increase in Corporate and General Expenses in 2006 reflects a higher level of corporate activity compared to the prior year and expenses associated with securing a Toronto Stock Exchange listing.

EXHIBIT 2.4

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

DECEMBER 31, 2005 AND 2004

CONTENTS

Kraft, Berger, Grill, Schwartz, Cohen & March LLP
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

We have audited the consolidated balance sheets of **VAALDIAM RESOURCES LTD. (A DEVELOPMENT STAGE ENTITY)** as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Kraft, Berger, Grill, Schwartz, Cohen & March LLP

KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
Chartered Accountants

Markham, Ontario
March 31, 2006

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT		
Cash and cash equivalents	$ 8,149,458	$ 2,245,508
Sundry receivables and prepayments	134,451	46,814
	8,283,909	2,292,322
PROPERTY AND EQUIPMENT (Note 3)	369,604	110,766
EXPLORATION PROPERTIES (Note 4)	4,940,049	1,668,340
	$ 13,593,562	$ 4,071,428

LIABILITIES

	2005	2004
CURRENT		
Accounts payable and accrued liabilities	$ 316,914	$ 320,123

SHAREHOLDERS' EQUITY

	2005	2004
COMMON SHARES (Note 5(a))	13,315,518	3,848,029
COMMON SHARE PURCHASE WARRANTS (Note 5(b))	1,147,751	315,417
STOCK OPTIONS (Note 5(c))	703,626	470,855
DEFICIT	(1,890,247)	(882,996)
	13,276,648	3,751,305
	$ 13,593,562	$ 4,071,428

COMMITMENTS AND CONTINGENCIES (Notes 4 and 12)
SUBSEQUENT EVENTS (Notes 4 and 13)

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

________________ Director   ________________ Director

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUE	$ -	$ -
EXPENSES		
Corporate and general	968,299	487,617
Stock-based compensation (Note 5(c))	232,771	421,845
Amortization	95,915	11,798
Loss on foreign exchange	12,296	9,221
	1,309,281	930,481
Less: Interest income	97,132	7,462
	1,212,149	923,019
LOSS BEFORE THE FOLLOWING	(1,212,149)	(923,019)
OTHER EXPENSES		
Write-off of exploration properties (Note 4)	(283,881)	-
LOSS BEFORE INCOME TAXES	(1,496,030)	(923,019)
INCOME TAX RECOVERY (Note 7)	(488,779)	(180,600)
NET LOSS FOR THE YEAR	(1,007,251)	(742,419)
DEFICIT, beginning of year	(882,996)	(140,577)
DEFICIT, end of year	$ (1,890,247)	$ (882,996)
Basic and diluted loss per share (Note 6)	$ (0.018)	$ (0.020)

See accompanying notes to consolidated financial statements.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
OPERATING ACTIVITIES		
Net loss for the year	$ (1,007,251)	$ (742,419)
Amortization	95,915	11,798
Write-off of exploration properties	283,881	-
Stock-based compensation	232,771	421,845
Future income tax recovery	(488,779)	(180,600)
	(883,463)	(489,376)
Change in non-cash components of working capital		
Sundry receivables and prepayments	(87,637)	(17,119)
Accounts payable and accrued liabilities	(3,209)	203,532
	(90,846)	186,413
	(974,309)	(302,963)
INVESTING ACTIVITIES		
Purchase of property and equipment	(354,753)	(76,092)
Mineral exploration expenditures	(3,430,090)	(1,238,098)
	(3,784,843)	(1,314,190)
FINANCING ACTIVITIES		
Net proceeds from issuance of common shares and common share purchase warrants	10,663,102	3,197,484
CHANGE IN CASH AND CASH EQUIVALENTS	5,903,950	1,580,331
CASH AND CASH EQUIVALENTS, beginning of year	2,245,508	665,177
CASH AND CASH EQUIVALENTS, end of year	$ 8,149,458	$ 2,245,508
Cash and cash equivalents are comprised of the following:		
Cash	$ 2,608,495	$ 888,046
Short-term investments	5,540,963	1,357,462
	$ 8,149,458	$ 2,245,508

Supplementary cash flow information (Note 11)
See accompanying notes to consolidated financial statements.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1. NATURE OF OPERATIONS

Vaaldiam Resources Ltd. (a development stage entity) (the "Company") is a publicly held company, which is incorporated under the Canada Business Corporations Act. The Company is engaged in the investigation, acquisition, exploration and development of mineral properties. Substantially, all of the efforts of the Company are devoted to these business activities. To date, the Company has not earned revenue and is considered to be in the development stage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 99.999% Brazil incorporated subsidiary, Mineração Paraguaçu Indústria e Comércio Ltda. ("MPIC") and MPIC's 99.9% Brazil incorporated subsidiary, Mineração Montes Claros Ltda. All inter-company balances and transactions have been eliminated on consolidation.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all cash on hand, bank balances and all highly liquid short-term investments. The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Property and Equipment

The Company's property and equipment is recorded at cost and is amortized over the useful life of the assets as follows:

Leasehold improvements	-	30%, declining balance basis
Exploration machinery	-	30%, declining balance basis
Vehicles	-	30%, declining balance basis
Office furniture	-	20%, declining balance basis
Computers	-	30%, declining balance basis

(d) Exploration Properties

The Company considers its exploration costs to have the characteristics of property, plant and equipment. As such, the Company defers all exploration costs including acquisition costs, field exploration and field supervisory costs relating to specific properties, until those properties are brought into production, at which time they will be amortized on a unit-of-production basis based on proved and probable reserves or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge would be made.

The recoverability of the carrying value of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing or other means to complete development of the properties, and the future profitable production or proceeds from the disposition of the properties.

The amounts capitalized represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of particular properties.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(f) Stock-based Compensation

The Company has a stock-based compensation plan, which is described in Note 5(c). The Company accounts for all stock-based payments using the fair value based method, calculated based on the Black-Scholes valuation model. Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over any vesting period. As the amount of compensation cost amortized is offset by a credit to stock options in the shareholders' equity account, the compensation cost amortized has therefore no effect on total shareholders' equity. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

(g) Loss Per Share

Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted loss per share. Diluted loss per share is similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants, with average market prices for the period greater than their exercise prices, were exercised and the proceeds used to repurchase common shares.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) **Use of Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, particularly mineral properties, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(i) **Long-Lived Assets**

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss should be recognized when the carrying amount of the asset exceeds its fair value.

(j) **Asset Retirement Obligation**

The Company accrues the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Foreign Currency Translation

The Company's foreign subsidiary is operationally and financially dependent and as such, is translated using the temporal method. Under this method, monetary assets and liabilities are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Revenues and expenses are translated into Canadian dollars at the annual average rates. Foreign currency gains and losses are recognized in the statement of loss.

The Company's foreign currency balances and transactions are translated under the same method as its subsidiary.

(l) Flow-Through Common Shares

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. The proceeds received on the issue of such shares have been credited to share capital and the related exploration costs are charged to exploration properties when incurred. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

3. PROPERTY AND EQUIPMENT

	2005		2004	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Leasehold improvements	$ 43,021	$ 2,735	$ 4,795	$ 719
Exploration machinery	239,190	50,474	10,311	1,685
Vehicles	126,854	54,838	92,161	25,785
Office furniture	36,890	6,185	13,981	1,398
Computers	54,653	16,772	24,607	5,502
	$ 500,608	$ 131,004	$ 145,855	$ 35,089
Net book value	$ 369,604		$ 110,766	

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

4. EXPLORATION PROPERTIES

	Balance December 31, 2003	Additions 2004	Balance December 31, 2004	Additions 2005	Balance December 31, 2005
	$	$	$	$	$
Pimenta Bueno Property (i)					
Exploration expenditures	303,740	1,024,096	1,327,836	987,900	2,315,736
Brauna Property (ii)					
Option expenditures	-	-	-	411,000	411,000
Exploration expenditures	-	-	-	63,316	63,316
				474,316	474,316
Alto Paraguai Area (iii)					
Exploration expenditures	-	28,173	28,173	(28,173)	-
Colorado do Oeste Area (iv)					
Exploration expenditures	-	28,173	28,173	(28,173)	-
Duas Barras Property (v)					
Option expenditures	-	33,899	33,899	-	33,899
Exploration expenditures	-	-	-	1,330,015	1,330,015
	-	33,899	33,899	1,330,015	1,363,914
CAR-Kimberlite Project (vi)					
Acquired property	87,499	-	87,499	(87,499)	-
CAR-Haute Kotto Property (vii)					
Exploration expenditures	23,253	28,656	51,909	288,564	340,473
Otish Property (viii)					
Option expenditures	-	15,750	15,750	(15,750)	-
Exploration expenditures	-	95,101	95,101	(95,101)	-
	-	110,851	110,851	(110,851)	-
Hotish Property (ix)					
Option expenditures	-	-	-	14,500	14,500
Exploration expenditures	-	-	-	431,110	431,110
	-	-	-	445,610	445,610
Total Exploration Properties	414,492	1,253,848	1,668,340	3,271,709	4,940,049

(i) Pimenta Bueno Property

The Pimenta Bueno property consists of exploration permits and mining concessions in two blocks, together totalling approximately 247,085 hectares. The property is located in the southeastern portion of the state of Rondonia, Brazil. Exploration being conducted on the Pimenta Bueno property is aimed at the discovery of diamond bearing kimberlites which can be economically developed.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

4. EXPLORATION PROPERTIES (Continued)

In November 2003, the Company reached an agreement with Rio Tinto Desenvolvimentos Minerais ("RTDM"), whereby RTDM was granted a right to exercise an option to earn a 51% interest in either or both of the Northern and Southern Blocks following a due diligence review by RTDM of exploration results generated during the Company's initial phase of exploration, which commenced in December 2003 and was completed in January 2005.

In June 2005, RTDM exercised its option to acquire a 51% interest in the Southern and Northern Blocks. Pursuant to the agreement, RTDM would acquire the 51% interest in the Southern Block by spending a total of US$5,000,000 on exploration over a three year period. RTDM would also acquire a 51% interest in the Northern Block by spending a total of US$7,500,000 over three years. RTDM's minimum expenditure in the first 12 months following the exercise of the option is US$1,500,000 and US$2,500,000 for the Southern and Northern Blocks respectively.

The agreement also provides RTDM with the opportunity to increase its interest to 70% in either or both of the Northern or Southern Blocks by completing a feasibility study on any kimberlite deposit found. The feasibility study would have to be sufficiently comprehensive to enable the Company to seek bank financing for its interest in the joint venture. The Company also has the exclusive right to develop any kimberlite or alluvial diamond deposits within the property which do not meet the development criteria of RTDM. In this regard, the Company has the exclusive right to market diamond production from any kimberlite or alluvial diamond deposit it has developed for its own account.

(ii) Brauna Property

The Brauna project is located in the state of Bahia, Brazil and is comprised of three exploration concessions, together totalling approximately 4,910 hectares, which encompass 17 known kimberlite occurrences consisting of four pipes associated with an extensive kimberlite dike system.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

4. EXPLORATION PROPERTIES (Continued)

The Company acquired a 60% interest in the Brauna property in August 2005 under the terms of a purchase agreement with Majescor Resources Inc. ("Majescor") whereby the Company paid De Beers Brazil the sum of $300,000 on behalf of Majescor which represented the balance owed by Majescor under the terms of a purchase agreement between De Beers and Majescor involving the Brauna property. In addition, the Company issued a total of 150,000 common shares to Majescor. The Company and Majescor are exploring the property pursuant to a joint venture agreement.

The joint venture agreement dated October 31, 2005 provides that the Company's Brazilian subsidiary MPIC will own 60% of the joint venture with Majescor owning 40%. Should either party fail to provide its share of exploration expenditures on the Brauna property then that party's interest in the joint venture company would decline in accordance with an agreed formula. The shareholders of the joint venture company are entitled to appoint one director to the board of the joint venture company for each whole 20% interest held. Under the joint venture agreement the Company was appointed as manager of operations, which manager would be paid a fee of 10% of its adopted exploration budget.

(iii) & Alto Paraguai and
(iv) Colorado do Oeste Areas

In August 2004, the Company negotiated an option agreement with RTDM, whereby the Company acquired certain diamond geological data from RTDM for US$45,000 relating to the Alto Paraguai area, situated in the state of Matto Grosso in Brazil, and the Colorado do Oeste area located in the state of Rondonia in Brazil. Following exploration expenditures by the Company of US$697,063 on a Phase I program on these areas, RTDM would have had the right acquire a 51% participating interest in each area by spending US$5 million on each area over a three year period.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

4. EXPLORATION PROPERTIES (Continued)

Upon RTDM incurring the aforementioned exploration expenditures, and after RTDM giving notice to the Company relating to the exercise of RTDM's option, both parties would have entered into a joint venture agreement and incorporated a mining entity to which the Company would have transferred title to the mineral concessions. The joint venture agreement would have included provisions relating to dilution, and forfeiture of a party's entire participating interest should a party's interest fall below 10%, the forfeited participating interest to be converted into a 5% gross sales royalty interest. The agreement would also have provided for the formation of a Board of Directors and a Technical Committee with each party having a vote equal to its participating interest.

Following a review of exploration results to date, a decision was reached to write off the expenditures associated with these projects in the amount of $68,903.

(v) Duas Barras Property

The Duas Barras property is an alluvial diamond property located 150 kilometres north of the town of Diamantina in the state of Minas Gerais, Brazil. The mineral rights cover an area of 7,000 hectares along a five kilometres length of the Jequitinhonha River.

In January 2005, MPIC entered into an option agreement to acquire a 70% interest in the Duas Barras property from Mineraçao Marly Ltda. ("Marly"). The agreement provided that should MPIC exercise the option, it would be required to pay US$150,000 to Marly and provide to a joint venture use of equipment and advances of working capital with an aggregate value of US$1,500,000. Marly also granted MPIC the option to acquire Marly's 30% interest in the joint venture at any time in return for the payment of US$1,000,000. In addition, the agreement provided for a royalty to be paid to the owner of the surface rights of the Duas Barras property in the amount of 6% of gross sales revenues.

On December 22, 2005 the Company exercised its option to acquire the 70% interest in the Duas Barras property. As a result of the exercise of the option, the Company will pay the owner US$150,000 and provide up to US$1,500,000 towards the purchase of mining and processing equipment and working capital required for the development of the property.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

4. EXPLORATION PROPERTIES (Continued)

On January 31, 2006 MPIC, Marly and the owner of the surface rights, agreed to amend the agreement under which Marly agreed to reduce its ownership in the joint venture to 25% from 30% in return for the payment of US$50,000 to the owner of the surface rights which amount would be repaid to MPIC from cash flow during the first year of mine operation. The amendment also provided that the US$150,000 to exercise the option would be paid to Marly on the delivery by Marly of all the licenses required to commence production. All parties have agreed to utilize Mineraçao Montes Claros Ltda. currently 99.9% owned by MPIC, as the joint venture company.

(vi) CAR-Kimberlite Project

The Company owned a 100% interest in the CAR-Kimberlite Project. The CAR-Kimberlite Project was a reconnaissance exploration program to identify primary diamond deposits in the Central African Republic ("CAR"). The program involved the collection and analysis of stream sediment samples over a wide area with the objective of completing a closed spaced follow-up sampling program on those sample areas which yielded encouraging results. Because of a change in strategic emphasis, the property was written off during the year resulting in a one-time charge of $66,564, net of concentrates sold to De Beers for $20,935.

(vii) CAR-Haute Kotto Property

In March 2004, the Company was granted a 2,000 square kilometres reconnaissance permit in the Haute Kotto District of southeastern CAR. The area is prospective for both kimberlite and alluvial diamond deposits.

In February 2005, the Company was granted an exploration permit covering an area of 682.1 square kilometres within the area of the reconnaissance permit. The exploration permit is valid for a period of three years and is subject to a minimum expenditure on exploration of approximately $35,000 per year.

During the year ended December 31, 2005, the Company spent $288,564 on the Haute Kotto Property, primarily related to maintaining the aforementioned reconnaissance permit and conducting exploration work on the property.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

4. EXPLORATION PROPERTIES (Continued)

(viii) Otish Property

In May 2004, the Company negotiated an agreement with Santoy Resources Ltd. ("Santoy") to earn a 60% interest in Santoy's Otish diamond property in Quebec. The Otish property consisted of 169 unpatented mining claim blocks covering a combined 8,844 hectares. Under the terms of the agreement with Santoy, the Company had the exclusive option to acquire a 60% interest in the mineral claims and permits comprising the Otish property by spending $200,000 on exploration over a period of two years and issuing to Santoy a total of 100,000 common shares of the Company as follows:

June 11, 2004	35,000 shares (issued)
May 3, 2005	40,000 shares
May 3, 2006	25,000 shares

Once the Company had earned its 60% interest in the Otish property, the Company and Santoy would have been deemed to have formed a joint venture. After formation of the joint venture both the Company and Santoy would have contributed to further work programs on the Otish Property based upon their respective interests. In such event, the parties would have negotiated in good faith and use their best efforts to execute a definitive agreement governing the joint venture.

During April 2005, following a technical review of exploration results to date, the option to earn a 60% interest in the Otish property was terminated and all capitalized expenses related to the property in the amount of $148,414 were written off including $37,563 of exploration expenditures incurred in 2005.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

4. EXPLORATION PROPERTIES (Continued)

(ix) Hotish Property

The Hotish Mountain property covers approximately 50,000 hectares about 100 kilometres south of the diamondiferous Renard kimberlite cluster.

In April 2005, the Company negotiated an option agreement with Dios Exploration Inc. ("Dios") whereby the Company can earn a 51% interest in the Hotish Mountain property by incurring exploration expenditures of $2,000,000 as follows:

Deadline	Expenditures
On or before April 12, 2006	$ 300,000 (completed)
On or before April 12, 2007	$ 700,000
On or before April 12, 2008	$ 1,000,000

In addition, the Company is required to issue a total of 100,000 common shares to Dios as follows:

Issue Date	Number of Shares
Forthwith on receiving TSX Venture Exchange approval	25,000 shares (issued)
April 12, 2006	25,000 shares
April 12, 2007	50,000 shares

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

5. CAPITAL STOCK

The authorized capital of the Company consists of an unlimited number of common shares.

(a) Common Shares Issued

	Shares	Amount
Balance, December 31, 2003	34,260,113	$ 1,130,812
Alignment adjustment (i)	(196)	-
Warrants exercised (ii)	2,422,018	695,044
Private placements (net of share issue costs of $313,033; share purchase loans of $212,790 and future income tax adjustment of $180,600) (iii)	7,438,889	2,318,577
Allocated to warrants (Note 5(b))	-	(315,417)
Exercise of options (iv)	11,250	3,263
Shares issued to option property (v)	35,000	15,750
Balance, December 31, 2004	44,167,074	3,848,029
Warrants exercised (net of share purchase loan of $20,494) (vi)	8,624,462	3,487,072
Allocated from warrants (Note 5(b))	-	338,344
Private placements (net of share issue costs of $820,937 and future income tax adjustment of $488,779) (vii)	12,757,466	6,449,203
Allocated to warrants (Note 5(b))	-	(960,180)
Exercise of options (viii)	95,000	27,550
Shares issued to option property (ix)	175,000	125,500
Balance, December 31, 2005	65,819,002	$ 13,315,518

(i) To align the issued shares outstanding as at December 31, 2004 with the Company's share register.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

5. CAPITAL STOCK (Continued)

(a) Common Shares Issued (Continued)

(ii) During 2004 the following warrants were exercised:

Date of Issue	Warrants Exercised	Exercise Price	Proceeds
April 26, 2002	375,000	$0.29	$ 108,750
July 10, 2003	1,900,186	0.29	551,054
July 10, 2003	146,832	0.24	35,240
	2,422,018		$ 695,044

(iii) In March 2004, the Company completed a private placement of 988,889 units at $0.45 per unit for gross proceeds of $445,000. Each unit consisted of one common share and one common share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at $0.65 per share. These warrants were exercised before the expiry date of August 2, 2005 as to 888,889 warrants and September 3, 2005 as to 100,000 warrants. A value of $75,556 and $10,500 was allocated to the warrants respectively.

In September 2004, the Company completed a private placement of 5,200,000 units at $0.40 per unit for gross proceeds of $2,080,000. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at $0.50 per share. The warrants were exercised before the expiry date of September 15, 2005. A value of $179,400 was allocated to the warrants.

During September 2004, the Company granted initially interest free loans totalling $212,790 to four directors, which were used to acquire 531,975 units as part of the private placement described above. The loans were unsecured and originally due on or before September 21, 2005. Under CICA Emerging Issues Committee 132 – Share Purchase Financing, the loans were classified as a reduction to shareholders' equity (Note 8(b)).

In September 2004, the Company also issued 1,250,000 flow-through shares at $0.40 per share for gross proceeds of $500,000. A future income tax recovery of $180,600 has been recognized with respect to the issuance of these shares.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

5. CAPITAL STOCK (Continued)

(a) Common Shares Issued (Continued)

The Company also issued 462,602 compensation options to the agents of the private placements completed in September 2004. Each option entitled the holder to acquire one common share of the Company at an exercise price of $0.40 per share at any time until March 15, 2006. A value of $49,961 was allocated to the options.

(iv) During 2004, the following options were exercised:

Options Exercised	Exercise Price	Proceeds
11,250	$0.29	$ 3,263

(v) In May 2004, the Company negotiated an option agreement with Santoy to earn a 60% interest in Santoy's Otish diamond property (Note 4 (viii)). During 2004, 35,000 common shares were issued to Santoy in accordance with the option agreement.

(vi) During 2005 the following warrants were exercised:

Date of Issue	Exercised	Exercise Price	Proceeds
07/10/2003	283,786	$0.24	$ 68,109
07/10/2003	1,345,788	$0.29	390,279
11/4/2003	3,000,000	$0.29	870,000
02/2/2004	888,889	$0.65	577,778
03/3/2004	100,000	$0.65	65,000
09/15/2004	2,599,999	$0.50	1,279,506
09/15/2004	161,000	$0.40	64,400
06/16/2005	125,000	$0.80	100,000
06/16/2005	120,000	$0.60	72,000
	8,624,462		$ 3,487,072

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

5. **CAPITAL STOCK (Continued)**

(a) **Common Shares Issued (Continued)**

During September 2005, the Company granted an interest free loan totalling $20,494 to a director and officer which was used to acquire 40,987 common shares of the Company at $0.50 per share from the exercise of a warrant. This loan was repaid subsequent to year end with interest thereon calculated at the Canadian prime rate plus 3% from January 1, 2006 until repaid (Note 8(b)).

(vii) In June 2005, the Company completed a private placement of 10,668,666 units at $0.60 per unit for gross proceeds of $6,401,200. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at $0.80 per share. The warrants were to expire on December 16, 2006, however, these warrants contained a provision which permitted the expiry date to be accelerated in the event that the closing price of the Company's shares on the TSX Venture Exchange remained above $1.00 for 21 consecutive trading days. This condition was met on February 24, 2006 and notice of the acceleration of the expiry date to April 3, 2006 was provided to all warrant holders. A value of $960,180 was allocated to these warrants.

In June 2005, the Company also issued 2,088,800 flow-through shares at $0.65 per share for gross proceeds of $1,357,720. A future income tax recovery of $488,779 has been recognized with respect to the issuance of these shares.

The Company also issued 765,446 compensation options to the agents of the private placements completed in June 2005. Each option entitles the holder to acquire one common share of the Company at an exercise price of $0.60 per share at any time until June 16, 2006. A value of $210,498 was allocated to the options.

(viii) During 2005, the following options were exercised:

Options Exercised	Exercise Price	Proceeds
95,000	$0.29	$27,550

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

5. CAPITAL STOCK (Continued)

(a) Common Shares Issued (Continued)

(ix) In April 2005, the Company negotiated an option agreement with Dios to earn a 51% interest in Dios's Hotish diamond property (Note 4(ix)). During 2005, 25,000 common shares were issued to Dios in accordance with the option agreement.

In August 2005, the Company acquired a 60% interest in the Brauna diamond property (Note 4(ii)) from Majescor for $300,000 in cash and a total of 150,000 common shares of the Company.

(b) Common Share Purchase Warrants

	Units	Amount
Balance, December 31, 2003	7,101,594	$ -
Issued in respect of the private placement (Note 5(a)(iii))	3,588,889	265,456
Issued in respect of the private placement (Note 5(a)(iii)) - Compensation options	462,602	49,961
Exercise of purchase warrants (Note 5(a)(ii))	(2,422,018)	-
Balance, December 31, 2004	8,731,067	315,417
Alignment adjustment (i)	(3)	-
Issued in respect of the private placement (Note 5(a)(vii)	5,334,333	960,180
Issued in respect of the private placement (Note 5(a)(vii) - Compensation options	765,446	210,498
Expiration of purchase warrants	(50,000)	-
Exercise of purchase warrants (Note 5(a)(vi))	(8,624,462)	(338,344)
Balance, December 31, 2005	6,156,381	$ 1,147,751

(i) To align the warrants outstanding as at December 31, 2005 with the Company's warrant register.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

5. CAPITAL STOCK (Continued)

(b) Common Share Purchase Warrants (Continued)

The following is a summary of unexercised warrants, date of grant, exercise price and expiry date as at December 31, 2005:

Number Outstanding	Date of Issue	Exercise Price	Expiry Date
5,209,333	June 16, 2005	$ 0.80	April 3, 2006
645,446	June 16, 2005	0.60	June 16, 2006
301,602	Sept. 15, 2004	0.40	March 15, 2006
6,156,381			

(c) Stock Options

The Company maintains a stock option plan. Under the plan, the Company granted options to directors, officers, employees and consultants of the Company. In June 2005, the shareholders and regulatory authorities approved a new stock option plan under which the maximum number of shares which may be issued under the plan could not exceed 10% of the issued and outstanding shares at the time of grant of any option. The new stock option plan is required to be approved by the shareholders on an annual basis.

	2005		2004	
	Number	Weighted Average Price	Number	Weighted Average Price
Options outstanding January 1	3,283,750	$ 0.47	2,162,500	$ 0.48
Issued during the year	200,000	0.68	1,145,000	0.45
Options exercised during the year	(95,000)	0.29	(11,250)	0.29
Options expired during the year	-	-	(12,500)	0.29
Options outstanding December 31	3,388,750	$ 0.49	3,283,750	$ 0.47

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

5. CAPITAL STOCK (Continued)

(c) Stock Options (Continued)

Exercise Price	Outstanding and Exercisable December 31, 2005	Weighted Average Life (Years)
$ 0.29	43,750	1.55
$ 0.40	165,000	3.95
$ 0.45	800,000	3.72
$ 0.50	2,000,000	2.89
$ 0.50	180,000	3.14
$ 0.50	100,000	4.36
$ 0.85	100,000	4.59
	3,388,750	3.23

During 2005, the Company recognized a stock based compensation expense of $232,771 (2004 - $421,845).

During September 2005, following receipt of regulatory approval, the vesting provisions relating to all unexercised options were removed.

The weighted average fair value at the date of grant for options granted during 2005 was $0.36.

The fair value of options included in the stock based compensation expense has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions:

	2005	2004
Risk-free interest rate	2.75%	3.78%
Expected dividend yield	0.00%	0.00%
Expected share price volatility	70.00%	61.00%
Expected life of the options	5 years	5 years

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

6. LOSS PER SHARE

For the purpose of the determination of net loss per share, the basic diluted weighted average number of shares outstanding for the year ended December 31, 2005 was 54,830,819 (net of 572,962 shares issued on share purchase loans) (2004 – 36,439,132). The determination of the weighted average number of shares outstanding for the calculation of diluted loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.

7. INCOME TAXES

The Company is subject to income taxes in both Canada and Brazil.

The recovery of income taxes varies from the amounts that would be computed by applying the Canadian federal and provincial statutory rates of approximately 36.1% (2004 – 36.1%) to income before income taxes as follows:

	2005	2004
Expected income tax recovery using statutory income tax rates	$ 540,000	$ 333,000
Increase (decrease) in tax recovery resulting from:		
Stock based compensation	(84,000)	(152,000)
Stock issuance costs	89,000	45,000
	545,000	226,000
Tax benefit of losses not currently recognized	(56,221)	(45,400)
	$ 488,779	$ 180,600

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

7. **INCOME TAXES (Continued)**

The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2005 and 2004 are as follows:

Canada

	2005	2004
Non-capital losses	$ 978,000	$ 737,000
Undepreciated capital cost	38,000	45,000
Stock issuance costs	311,000	157,000
Cumulative eligible capital	35,000	35,000
Resources allowance	573,000	750,000
	1,935,000	1,724,000
Valuation allowances	(1,935,000)	(1,724,000)
	$ -	$ -

The Company has approximately $2,710,000 of non-capital losses that expire between 2006 and 2015 as follows:

	$
2006	184,000
2007	230,000
2008	269,000
2009	80,000
2010	161,000
2011	-
2012	-
2013	-
2014	657,000
2015	1,129,000
	2,710,000

Brazil

MPIC has non-capital loss carry-forwards of approximately $2,000 which can be carried forward indefinitely, however, only 30% of the losses can be applied in one year.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

8. RELATED PARTY TRANSACTIONS

Transactions with related parties, all of which are recorded at the exchange amount which is the amount of consideration agreed upon by the related parties, are as follows:

(a) Amounts Paid or Payable

	2005	2004
Amount paid or payable to a company controlled by the President and Chief Executive Officer:		
Management and consulting fees	$ 125,000	$ 71,000
Performance bonus	75,000	30,000
	(i) $ 200,000	(ii) $ 101,000
Amount paid or payable to the Vice President, Chief Financial Officer and Corporate Secretary:		
Management and consulting fees	$ 108,750	$ 61,500
Performance bonus	30,000	15,000
	$ 138,750	$ 76,500

(i) $100,000 is capitalized into exploration properties and $100,000 is expensed as corporate and general expenses.

(ii) $50,500 is capitalized into properties and $50,500 is expensed as corporate and general expenses.

During the period September to December 2005 inclusive, MPIC paid $12,577 to a major shareholder for accounting and administrative services provided to MPIC.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

8. RELATED PARTY TRANSACTIONS (Continued)

(b) Loans

During September 2004, the Company initially granted interest free loans totalling $212,790 to four directors, which loans were used to acquire 531,975 units of the Company as part of a private placement. Loans totalling $112,790 were repaid subsequent to December 31, 2005 including interest thereon calculated at the Canadian prime rate plus 3% from January 1, 2006. The remaining loan of $100,000 is repayable on or before June 30, 2006 and bears interest at Canadian prime rate plus 3% since January 1, 2006 (Note 5(a)(iii)).

During September 2005, the Company initially granted an interest free loan of $20,494 to a director and officer which was used to acquire 40,987 common shares of the Company from the exercise of a warrant. This loan was repaid subsequent to year end with interest thereon calculated at the Canadian prime rate plus 3% from January 1, 2006 until repaid (Note 5(a)(vi)).

9. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The carrying amounts of cash and cash equivalents, sundry receivables and prepayments, and accounts payable and accrued liabilities on the consolidated balance sheet approximate fair values due to the short-term nature of these instruments.

10. SEGMENTED INFORMATION

The Company operates in one industry segment namely mineral exploration. The Company's exploration activities are carried out in Brazil, Canada and the Central African Republic. For the list of these properties see Note 4.

11. SUPPLEMENTARY CASH FLOW INFORMATION

The following are non-cash transactions:

	2005	2004
Short-term loans granted to acquire common shares (Note 8(b))	$ 20,494	$ 212,790
Issuance of shares regarding properties (Note 5(a)(v)(ix))	125,500	15,750
Agents' warrants issued regarding private placements (Note 5(a)(iii)(vii)	210,498	49,961

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

12. COMMITMENTS AND CONTINGENCIES

(a) Lease Commitments

Under the terms of the Company's office lease, the Company is committed to pay a minimum annual amount of approximately $78,000 until November 30, 2009.

(b) Flow-Through Shares

As at December 31, 2005, the Company is obligated to incur approximately $1,331,916 (2004 - $400,000) in eligible Canadian Exploration Expenditures prior to December 31, 2006, in order to complete obligations entered into pursuant to flow-through share purchase agreements.

VAALDIAM RESOURCES LTD.
(A DEVELOPMENT STAGE ENTITY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

13. SUBSEQUENT EVENTS

(a) Options Granted

On January 16, 2006, 2,105,000 options to acquire common shares were granted to directors, officers and employees. Each option entitles the holder to purchase a common share of the Company at a price of $0.75 on or prior to January 16, 2011.

(b) Private Placement Completed

On February 9, 2006, the Company closed a bought deal private placement offering of non flow-through and flow-through special warrants for aggregate gross proceeds of $7,500,000. The offering, which was comprised of 7,777,778 Common Share Special Warrants issued at a price of $0.90 per Common Share Special Warrant and 476,191 Flow-Through Special Warrants issued at a price of $1.05 per Flow-Through Special Warrant, was fully subscribed including the underwriters' over-allotment option.

Each Common Share Special Warrant was exercisable into one Common Share of the Company at no additional cost and each Flow-Through Special Warrant was exercisable into one Flow-Through Common Share of the Company at no additional cost. The Special Warrants were exercisable by the holders thereof at any time and were to be automatically exercised at 5:00 p.m. EST on the earlier of the following dates: (i) the third business day after a receipt was issued by the last of the securities regulatory authorities in each of the jurisdictions in Canada in which purchasers of the Special Warrants are resident, for a final prospectus qualifying the Common Shares and Flow-Through Common Shares to be issued upon exercise of the Special Warrants; and (ii) the date which was four months and one day after the closing date. Receipt of the final prospectus occurred on March 24, 2006 following which all special warrants were automatically exercised into common shares.

(c) Warrants and Options Exercised

Between January 1, 2006 and March 31, 2006, 4,387,408 warrants and 1,095,000 options were exercised, providing $3,336,741 and $517,250 respectively to the Company's treasury.

EXHIBIT 2.5


VAALDIAM
Resources Limited

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

55 University Avenue
11th Floor, Suite 1105
Toronto, Ontario
M5J 2H7

T: 416-363-6927
F: 416-363-2564

VAALDIAM RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	As at June 30, 2007	As at December 31, 2006
ASSETS		
CURRENT		
Cash and cash equivalents	$ 2,669,799	$ 12,318,783
Restricted cash (Note 12)	184,606	429,300
Sundry receivables and prepayments	242,349	224,963
	3,096,754	12,973,046
Property and equipment	1,312,013	819,202
Assets under construction (Note 10)	1,702,778	601,834
Exploration properties (Note 11)	18,010,072	10,468,100
Investment (Note 4)	444,445	-
Brazilian sales tax recoverable (Note 5)	114,760	-
	$ 24,680,822	$ 24,862,182
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 669,033	$ 1,517,336
LONG TERM LIABILITIES		
Future income taxes (Note 3)	1,880,714	-
TOTAL LIABILITIES	2,549,747	1,517,336
MINORITY INTEREST IN EQUITY (Note 3)	-	168,778
SHAREHOLDERS' EQUITY		
Common shares (Notes 3 and 8(a))	28,100,302	26,437,578
Common share purchase warrants (Note 8(b))	-	277,333
Contributed surplus (Note 8(c))	277,333	-
Stock options (Note 8(d))	3,364,235	1,868,910
Deficit	(9,555,240)	(5,407,753)
Accumulated other comprehensive loss (Note 4)	(55,555)	-
TOTAL SHAREHOLDERS' EQUITY	22,131,075	23,176,068
	$ 24,680,822	$ 24,862,182

Basis of Presentation (Note 2)
Subsequent Events (Note 13)

See accompanying notes to financial statements.

VAALDIAM RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(UNAUDITED)

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Expenses				
Corporate and general	$ 582,995	$ 388,536	$ 1,005,794	$ 805,289
Capital tax	5,160	998	22,410	10,098
Stock-based compensation (Note 8 (d))	29,165	92,350	1,495,325	1,277,465
Amortization	64,025	33,481	117,458	72,262
Foreign exchange (gain)/loss	(12,072)	23,627	2,959	22,555
Total expenses (Note 6)	669,273	538,992	2,643,946	2,187,669
Less: Interest income	42,776	158,685	137,082	246,211
	626,497	380,307	2,506,864	1,941,458
Net loss before the following	(626,497)	(380,307)	(2,506,864)	(1,941,458)
Write-off of exploration properties (Note 11)	(125,272)	(2,683)	(1,640,025)	(456,343)
Net loss before minority interest	(751,769)	(382,990)	(4,146,889)	(2,397,801)
Minority interest	-	-	(598)	-
Net loss for the period	(751,769)	(382,990)	(4,147,487)	(2,397,801)
Deficit, beginning of period	(8,803,471)	(3,905,059)	(5,407,753)	(1,890,248)
Deficit, end of period	$ (9,555,240)	$ (4,288,049)	$ (9,555,240)	$ (4,288,049)
Basic and diluted loss per share	$ (0.01)	$ (0.00)	$ (0.05)	$ (0.03)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Net loss	$ (751,769)	$ (382,990)	$ (4,147,487)	$ (2,397,801)
Other comprehensive loss:				
Unrealized loss on investment	(55,555)	-	(55,555)	-
Other comprehensive loss	(55,555)	-	(55,555)	-
Comprehensive loss	$ (807,324)	$ (382,990)	$ (4,203,042)	$ (2,397,801)

See accompanying notes to financial statements.

VAALDIAM RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Operating Activities				
Net loss for the period	$ (751,769)	$ (382,990)	$ (4,147,487)	$ (2,397,801)
Amortization	64,025	33,481	117,458	72,262
Write-off of exploration properties (Note 11)	125,272	2,683	1,640,025	456,343
Stock-based compensation (Note 8(d))	29,165	92,350	1,495,325	1,277,465
Unrealized foreign exchange loss (gain)	(3,112)	-	(3,112)	-
Minority interest	-	-	598	-
	(536,419)	(254,476)	(897,193)	(591,731)
Change in non-cash components of working capital				
Sundry receivables and prepayments	(10,438)	29,524	(17,386)	(164,672)
Accounts payable and accrued liabilities	52,874	(191,681)	(124,218)	149,526
	42,436	(162,157)	(141,604)	(15,146)
	(493,983)	(416,633)	(1,038,797)	(606,877)
Investing Activities				
Purchase of property and equipment	(659,154)	(93,724)	(1,711,213)	(124,687)
Mineral exploration expenditures (Note 11)	(3,177,058)	(1,621,232)	(4,365,415)	(2,426,939)
Mineral property acquisitions	(595)	-	(2,266,425)	-
Purchase of investment	-	-	(500,000)	-
Other assets	15,742	-	(114,760)	
Restricted cash	124,908	22,470	244,694	(489,267)
	(3,696,157)	(1,692,486)	(8,713,119)	(3,040,893)
Financing Activities				
Net proceeds from issue of capital stock and repayment of notes receivable (Note 8(a))	5,438	1,373,759	102,932	12,144,166
Changes in cash and cash equivalents	(4,184,702)	(735,360)	(9,648,984)	8,496,396
Cash and cash equivalents, beginning of period	6,854,501	16,049,299	12,318,783	6,817,542
Cash and cash equivalents, end of period	$ 2,669,799	$ 15,313,939	$ 2,669,799	$ 15,313,938
Cash and cash equivalents are comprised of the following:				
Cash	$ 900,790	$ 510,800	$ 900,790	$ 510,800
Short-term investments	1,769,009	14,803,139	1,769,009	14,803,139
	$ 2,669,799	$ 15,313,939	$ 2,669,799	$ 15,313,939

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Vaaldiam Resources Ltd. (a development stage entity) (the "Company" or "Vaaldiam") is a publicly held company incorporated under the Canada Business Corporations Act. The Company is engaged in the investigation, acquisition, exploration and development of mineral properties. Substantially all of the efforts of the Company are devoted to these business activities. To date, the Company has not earned revenue and is considered to be in the development stage.

2. BASIS OF PRESENTATION

The consolidated financial statements for the three and six months ended June 30, 2007 have been prepared using the same accounting policies as those used to prepare the most recent annual audited consolidated financial statements, except as follows:

During the six months ended June 30, 2007, the Company purchased an equity investment that is classified as available for sale for accounting purposes. To the extent that the equity investment has a quoted market price, it is recorded on the consolidated balance sheet at fair value with unrealized gains and losses recorded in other comprehensive income or loss, otherwise it is recorded at cost. Realized gains and losses are recorded in the consolidated statement of loss and deficit when the investment is sold. If the fair value of the investment declines below its carrying amount, an amount is recorded in earnings to the extent that any unrealized declines in fair value are judged to be other than temporary.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2006.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all incorporated in Brazil:

- Vaaldiam's 100% owned Vaaldiam do Brasil Mineração Ltda. ("VBM"), formerly Mineração Paraguaçu Indústria e Comércio Ltda.;
- VBM's 100% owned Mineração Montes Claros Ltda.; and
- Cajueiro Mineração S.A. ("Cajueiro"), owned 60% by VBM and 40% by Vaaldiam.

All inter-company balances and transactions have been eliminated on consolidation.

3. PROPERTY ACQUISITION

Acquisition of Cajueiro

On March 1, 2007, the Company acquired the 40% share of Cajueiro that was owned by Majescor Resources Inc. As a result of the acquisition, the Company owns 100% of Cajueiro, 40% directly, and the remaining through its subsidiary, VBM. The purchase consideration for this transaction was $3,766,425, comprised of $2,000,000 cash, $1,559,792 in common shares in the Company, and $266,425 of transaction costs. A 1% royalty would be payable to Majescor on the proceeds from sale of diamonds mined from the Braúna property, net of diamond marketing costs.

The property acquisition was accounted for using the purchase method, whereby identifiable assets and liabilities were recorded at their fair market values as of the date of acquisition.

The purchase price and preliminary allocation of the purchase price was calculated as follows and is subject to adjustment. A detailed valuation is expected to be carried out over the remainder of the year. The excess of purchase price over carrying value of the assets acquired was allocated to mineral properties.

The purchase price was calculated as follows:

Cash	$	2,000,000
Common shares issued (1,733,102 common shares at $0.90 per share)		1,559,792
Transaction costs		266,425
Purchase Price	$	3,826,217

The purchase price was allocated as follows:

Net working capital acquired	$	13,123
Property, plant and equipment		1,390
Mineral properties		5,704,192
Long-term liabilities		(8,663)
Future income taxes		(1,883,825)
Net identifiable assets	$	3,826,217

4. INVESTMENT

During the six months ended June 30, 2007, the Company acquired 1,111,112 Units of Great Western Diamonds Corp. ("Great Western") at $0.45 per Unit, for a total consideration of $500,000. Each Unit consisted of one common share (allocated at $0.445 per share) and a half-warrant (allocated at $0.005 per half warrant) to acquire one Great Western common share at an exercise price of $0.60 at any time until March 30, 2009. On June 30, 2007, the closing price of Great Western's common shares on the TSX Venture Exchange was $0.395, giving rise to an other comprehensive loss of $55,555.

5. BRAZILIAN SALES TAX RECOVERABLE

ICMS is the State Value Added Tax imposed by the individual states in Brazil. An ICMS taxpayer may recover input tax charged on goods and services supplied to it for the purpose of manufacturing or production of supplies as a deduction from output tax charged on the goods sold. As the Company's Duas Barras mine is nearing production and is expected to become an ICMS taxpayer in the near future, the amounts recoverable are recorded.

6. ANALYSIS OF EXPENSES

During the six months ended June 30, 2007, the Company's expenses amounted to $2,643,946 compared to $2,187,669 for the comparative six month period.

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Stock based compensation	$ 29,165	$ 92,350	$ 1,495,325	$ 1,277,465
TSX initial listing expenses	-	-	-	120,322
Administration	102,757	119,137	186,624	216,309
Investor relations	58,758	70,086	138,044	143,763
Business development	195,393	-	316,794	-
Project development	-	6,688	-	6,688
General travel	2,999	3,590	2,999	6,651
Audit related fees	42,193	15,880	60,193	27,080
Group health insurance	15,096	10,251	29,700	18,670
General legal fees	6,384	11,440	14,889	20,806
Stationery and printing	3,801	3,210	6,805	9,971
Telephone and fax	8,677	7,096	14,842	12,154
IT support	8,384	2,403	9,522	2,403
Sundry expenses	6,258	8,102	17,152	24,451
Annual meeting expenses	70,775	53,107	70,775	53,107
Directors' fees	16,200	13,500	32,400	27,000
Registrar's fees	2,280	4,194	3,940	10,958
Office rent	25,735	15,735	51,470	30,618
Filing fees	3,950	17,124	23,030	31,704
General insurance	9,507	7,175	18,665	11,773
Amortization	64,025	33,481	117,458	72,262
Capital tax	5,160	998	22,410	10,098
Foreign exchange loss	(12,072)	23,627	2,959	22,555
Tax on unspent flow-through funds	3,848	19,818	7,950	30,861
	$ 669,273	$ 538,992	$ 2,643,946	$ 2,187,669

7. RELATED PARTY TRANSACTIONS

Transactions with related parties were as follows for the six months ended June 30, 2007:

During the six months ended June 30, 2007, VBM paid $20,419 for accounting and administration services to a major shareholder.

During September 2004, the Company granted initially interest free loans totalling $212,790 to four directors, which loans were used to acquire 531,975 units of the Company as part of a private placement. Of these loans, $112,790 were repaid during the quarter ended March 31, 2006 including interest thereon calculated at the Canadian prime rate plus 3% from January 1, 2006. The remaining loan of $100,000, together with interest thereon, was repaid on March 16, 2007.

In May 2006, a loan, repayable on demand in the amount of $40,000 and bearing interest at the Canadian prime rate plus 3%, was granted to an officer and director, and was still outstanding as at June 30, 2007.

During the six months ended June 30, 2007, by means of a private placement, the Company invested $500,000 in units of Great Western, which has amongst its major shareholders a subsidiary of Vaaldiam's major shareholder.

8. CAPITAL STOCK

(a) Common Shares Issued

	Shares	Amount
Balance, January 1, 2007	81,449,352	$ 26,437,578
Shares issued for the purchase of Cajueiro (net of expenses for share issue of $4,256) (Note 3)	1,733,102	1,555,536
Exercise of options	18,750	5,438
Repayment of share purchase loan to director	-	100,000
Interest received on share purchase loan	-	1,750
Balance, June 30, 2007	83,201,204	$ 28,100,302

(b) Common Share Purchase Warrants

	Warrants	Amounts
Balance, January 1, 2007	495,238	$ 277,333
Expired in period	(495,238)	(277,333)
Balance, June 30, 2007	-	$ -

(c) Contributed Surplus

Contributed surplus relates to the value of expired warrants previously issued pursuant to private placements. During the first quarter, a total of $277,333, being the fair value of 495,238 warrants that expired, was reallocated from warrants to contributed surplus.

(d) Stock Options

	Number	Weighted Av. Price
Options outstanding January 1, 2007	4,398,750	$ 0.64
Issued	2,675,000	0.85
Exercised	(18,750)	(0.29)
Options outstanding June 30, 2007	7,055,000	$ 0.72

Exercise Price	Outstanding June 30, 2007	Weighted Av. Life (Years)
$ 0.40	40,000	0.01
0.45	525,000	0.17
0.50	1,330,000	0.26
0.50	100,000	0.02

0.50	55,000	0.02
0.75	2,105,000	1.06
0.85	100,000	0.04
0.85	2,675,000	1.74
0.97	50,000	0.03
1.37	75,000	0.04
	7,055,000	3.39

During the six months ended June 30, 2007, the Company recognized a stock based compensation expense of $1,495,325 utilizing the Black-Scholes Option Pricing Model based on the following assumptions:

	June 30, 2007
Risk-free interest rate	3.94%
Expected dividend yield	0.00%
Expected share price volatility	80.74%
Expected life of options	5 years

The fair value of options outstanding as at June 30, 2007 is as follows:

	Number	Stock Option Value
Options outstanding January 1, 2007	4,398,750	$ 1,868,910
Issued	2,675,000	1,495,325
Exercised	(18,750)	-
Options outstanding June 30, 2007	7,055,000	$ 3,364,235

9. SUMMARY OF SECURITIES AS AT JUNE 30, 2007

Common shares outstanding	83,201,204
Unexercised options to acquire common shares	7,055,000
Unexercised warrants to acquire common shares	-
Fully diluted shares outstanding	90,256,204

10. ASSETS UNDER CONSTRUCTION

Construction of the Duas Barras mine began in 2006, with a diamond recovery plant and infrastructure being built. Commissioning commenced in May 2007.

11. EXPLORATION PROPERTIES

Property	Balance Jan. 1, 2007	Additions	Balance June 30, 2007
Pimenta Bueno - Brazil	$ 3,775,694	$ 156,826	$ 3,932,520
Braúna - Brazil	1,783,934	6,092,935	7,876,869
Duas Barras - Brazil	3,400,302	2,598,077	5,998,379
Aroeira Area - Brazil	111,710	-	111,710
Coronation Gulf - Canada[1]	1,396,460	(1,396,460)	-
	$ 10,468,100	$ 7,451,378	$ 17,919,478

[1] Property written off includes an additional $243,565 of exploration expenditures incurred during the six months ended June 30, 2007.

In June 2007, the Company restructured its joint venture agreement with Rio Tinto regarding the Pimenta Bueno property, whereby Rio Tinto transferred operatorship and 100% ownership of the Southern Block of the project to the Company, subject to Rio Tinto's back-in rights to a 60% interest in any kimberlite pipe that meets Rio Tinto's development criteria, at which point Rio Tinto would complete and fully fund a feasibility study. Should Rio Tinto then decide to develop a mine, it would fully fund the construction of the mine on a non-recourse basis and the Company would retain a 40% equity interest in cash flow from the mine after repayment of the Company's share of construction funding.

In April 2007, following the analysis of sampling results, the decision was made to terminate the option on the Coronation Gulf property and all expenditures incurred up to March 2007 in the amount of $1,514,753 were written off. In the quarter ended June 30, 2007, an additional $125,272 was expended and written off, giving rise to a total of $1,640,025 being written off in the 6 months ended June 30, 2007.

12. FLOW-THROUGH SHARES AND COMMITMENTS

As at June 30, 2007, the Company was obligated to incur $184,606 in eligible Canadian Exploration Expenses prior to December 31, 2007. Restricted cash represents cash held in a separate bank account which is to be spent on eligible flow-through activities.

13. SUBSEQUENT EVENTS

On July 3, 2007, the Company announced its intention to acquire all of the outstanding shares of diamond producer Elkedra Diamonds NL ("Elkedra"), a company listed on Australia's ASX and London's AIM (the "Elkedra Transaction"), and diamond explorer Great Western, a TSX-Venture Exchange company. Under the terms of the planned scheme of arrangement, each Elkedra shareholder will be entitled to receive 0.52 of a Vaaldiam common share for each Elkedra common share, and each Great Western shareholder will be entitled to receive 0.45 of a Vaaldiam common share per Great Western common share.

On July 19, 2007, the Company entered into an underwriting agreement with Canaccord Capital Corporation ("Canaccord") which has agreed to purchase, on an underwritten private placement basis (the "Offering"), 29,500,000 subscription receipts of the Company (the "Subscription Receipts") at a price of $0.90 per Subscription Receipt for aggregate gross proceeds of $26,550,000. The terms of the underwriting agreement were subsequently revised on August 8, 2007 to reflect an offering of 29,250,000 Subscriptioin Receipts for aggregate gross proceeds of $26,325,000. The Offering is scheduled to close on or about August 15, 2007. Upon the closing of the Offering, 25% of the gross proceeds of the Offering will be released to the Company, and the remaining 75% will be deposited in escrow to be released to the Company following the closing of the Elkedra Transaction. Each Subscription Receipt will be comprised of one common share of the Company and one-half of one common share purchase warrant (each an "Underlying Warrant"). Each Underlying Warrant can be exchanged for one additional common share of the company at an exercise price of $1.20 per share within 24 months from the Closing Date of the Offering.

EXHIBIT 2.6

Management's Discussion and Analysis

Readers of the following Management's Discussion and Analysis should refer to the Company's audited consolidated financial statements for the years ended December 31, 2006 and 2005 and to the unaudited consolidated interim financial statements for the six months ended June 30, 2007 and 2006 where necessary. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar figures included therein and in the following Management's Discussion and Analysis are quoted in Canadian dollars unless otherwise specified. The following Management's Discussion and Analysis is prepared as of August 8, 2007. Additional information relevant to the Company's activities, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com.

Overview

Vaaldiam Resources Ltd. ("Vaaldiam" or the "Company") is a Canadian public company listed on the Toronto Stock Exchange engaged in diamond production, mine development and exploration in Brazil. The Company's vision is to become a significant producer of high quality diamonds and a leader in the diamond exploration industry.

Recent financial, strategic and operational initiatives implemented by Vaaldiam are as follows:

- Reached agreement with Canaccord Capital Corporation ("Canaccord") whereby Canaccord agreed to purchase on an underwritten private placement basis 29,250,000 subscription receipts at $0.90 per receipt for aggregate gross proceeds to Vaaldiam of $26,325,000;
- Announced intention to acquire all of the outstanding shares of diamond producer Elkedra Diamonds NL ("Elkedra");
- Announced intention to acquire all of the outstanding shares of diamond explorer Great Western Diamonds Corp. ("Great Western");
- Commenced commissioning of Duas Barras mine with initial gravels processed yielding high grade results;
- Acquired operatorship and 100% ownership of the Pimenta Bueno property on favourable terms; and
- Advanced Braúna 3 kimberlite to bulk sampling stage.

Operations

Operations are conducted through subsidiaries whose relationship to Vaaldiam is reflected below.


Vaaldiam Resources Ltd. (VAA-TSX)
100%
40%
Vaaldiam do Brasil Mineração Ltda. Brazil
Pimenta Bueno Property
100%
60%
Mineração Montes Claros Ltda. Brazil
Cajueiro Mineração S.A. Brazil
Duas Barras Property
Braúna Property

A small holding of less than 0.0001% in Vaaldiam do Brasil Mineração ("VBM") and of less than 0.002 % in Mineração Montes Claros Ltda. ("Montes Claros") are owned by Vaaldiam executives Mr. José Ricardo Thibes Pisani and Mr. José Fernando Tonoli, respectively, on behalf of Vaaldiam for Canadian legal purposes and exist in order to comply with Brazilian corporate law which requires a minimum of two shareholders.

The Company has other directly owned subsidiaries which are both dormant and immaterial with nominal assets and liabilities.

Strategic Initiatives

Elkedra Diamonds NL

On July 3, 2007 Vaaldiam announced its intention to acquire all of the outstanding shares of diamond producer Elkedra as a result of which Vaaldiam would become the dominant South American diamond producer with production from Elkedra's Chapada mine and Vaaldiam's Duas Barras mine.

Elkedra owns and operates the Chapada diamond mine in the State of Mato Grosso in Brazil, which is expected to produce 25,000 carats of diamonds in 2007, increasing to 36,000 carats annually in 2008. During the past twelve months, which was the first full year of operation and included a commissioning phase, Elkedra produced 20,131 carats of gem quality diamonds at an average sales value of US$393 per carat. The Chapada mine is known for producing a number of large high quality diamonds evidenced by the high average size of the diamonds produced at 0.53 carats per stone with several diamonds larger than 20 carats having been recovered to date. The largest diamond recovered to date at the Chapada operation weighed 27.35 carats and was sold for US$205,125. Elkedra also holds a large area of exploration tenements in the Chapada mining area which has the potential to significantly expand output at the Chapada mine.

Under the terms of the planned scheme of arrangement, each Elkedra shareholder will be entitled to receive 0.52 of a Vaaldiam share per Elkedra share. The board of directors of Elkedra has voted unanimously to support the arrangement and have agreed to recommend the transaction to shareholders pursuant to a merger implementation deed executed with Vaaldiam. Vaaldiam and Elkedra have each agreed to pay a fee equal to 1% of the enterprise value of the other company in the event the merger does not proceed in certain circumstances. Vaaldiam has executed lock-up agreements pursuant to which a number of existing shareholders of Elkedra have agreed to vote an aggregate of 19.9 million Elkedra shares in favour of the arrangement, representing approximately 19% of all outstanding Elkedra shares.

The arrangement is subject to a number of conditions, including the absence of adverse material changes and receipt of all necessary regulatory, shareholder and court approvals. Full details regarding the arrangement will be set out in a scheme booklet to be mailed to shareholders of Elkedra in accordance with applicable securities laws. Elkedra expects to mail the scheme booklet to Elkedra shareholders in August.

Great Western Diamonds Corp.

Also on July 3, 2007, Vaaldiam announced its intention to acquire all of the outstanding shares of diamond exploration company Great Western.

Great Western owns the 830,000 hectare Rondônia diamond project in Brazil, situated to the north-west of Vaaldiam's 248,000 hectare Pimenta Bueno property. The Rondônia property encompasses eight kimberlite pipes, five of which are known to be diamond-bearing based on the limited sampling completed to date and has significant potential for new kimberlite discoveries. In Canada, Great Western is engaged in a three-year detailed evaluation program of the Candle Lake project, which consists of two large macro diamond-bearing kimberlite pipes located at the northern end of the Fort á la Corne kimberlite trend, which hosts Shore Gold Inc.'s (TSX-SGF) Star and Orion properties in Saskatchewan. Great Western also is actively exploring for new kimberlite pipes on the Centennial Project located in west-central Saskatchewan and around the known diamond-bearing kimberlite fields of north-central Alberta.

Under the terms of the Great Western offer, each Great Western shareholder will be entitled to receive 0.45 of a Vaaldiam share per Great Western share (the "Offer"). The board of Great Western has approved the Offer and has agreed to support the transaction pursuant to a support agreement executed with Vaaldiam. Lock-up agreements have been executed pursuant to which a number of existing shareholders have irrevocably agreed to tender an aggregate of 43.6 million Great Western shares to the Offer, representing approximately 49% of all outstanding Great Western shares.

The Offer will be subject to a number of conditions, including closing of the Elkedra arrangement in accordance with its terms, absence of adverse material changes, and receipt of all necessary regulatory approvals. As well, the number of Great Western shares to be deposited under the Offer and not withdrawn at the expiry of the Offer shall constitute not less than 66⅔% of the outstanding Great Western shares on a fully-diluted basis. The support agreement provides for the payment by Great Western of a break fee of $750,000 and an expense reimbursement fee in the amount of $710,000 payable by Vaaldiam under certain circumstances. Full details regarding the Offer will be included in a formal take-over bid circular to be circulated to the shareholders in accordance with applicable securities laws.

Vaaldiam's controlling shareholder also indirectly holds a control position in Great Western and for this reason the Offer is an insider bid under applicable securities laws. Accordingly, the boards of directors of both Vaaldiam and Great Western established independent committees to review and consider the transactions.

Operations

Duas Barras Mine, Minas Gerais, Brazil

In January 2005, Vaaldiam's subsidiary VBM entered into an option agreement to acquire a 70% interest in the Duas Barras property from Mineração Marly Ltda. ("Marly"). The Duas Barras property is located 150 kilometres north of the town of Diamantina in the state of Minas Gerais. The property lies along five kilometres of the left bank of the upper Jequitinhonha River, which has been a significant diamond producing area since the early 1800s. Under the terms of the January agreement, VBM could exercise its right to acquire the 70% interest by paying Marly US$150,000 within 10 days of Marly assigning all rights, title and interest in the mineral rights of the property to a joint venture. In addition to the cash payment, VBM would provide the joint venture with the use of mining and processing equipment and advances of working capital with an aggregate value of US$1,500,000. The agreement also provided VBM with the option to acquire Marly's 30% interest in the joint venture in return for a payment of US$1,000,000. The agreement provides for a royalty to be paid to the owner of the surface rights of the Duas Barras property in the amount of 6% of gross sales revenues.

During 2005, VBM completed a detailed drilling program on the property to define the alluvial gravels comprising the Duas Barras deposit. A total of 47 percussion drill holes were completed during 2005, totalling 810 metres. In August 2005, Vaaldiam started a bulk sampling program on the Duas Barras property to determine the grade and value of the diamonds found within the alluvial gravels. To complete the bulk sampling program, the Company constructed a pilot processing plant to process a bulk sample. A total of 354 cubic metres of basal gravels were extracted and processed from two bulk sample pits, resulting in the recovery of 222 diamonds with a total weight of 72.57 carats.

Based on the favourable results generated during the drilling and bulk sampling program, VBM exercised its option to acquire the 70% interest in the Duas Barras property on December 22, 2005. On January 31, 2006 this interest was increased to 75% by an advance payment of US$50,000 to Marly.

Following the acquisition of a 75% interest in the Duas Barras property, VBM completed an additional phase of drilling which was designed to outline an alluvial gravel resource. A total of 16 percussion drill holes totalling 282 metres and 107 rotary drill holes totalling 2,307 metres were completed during this program, providing the basis for estimation of the potential gravel resources available for mining. Based on the delineation drilling and bulk sampling programs completed during 2005 and 2006, the Duas Barras deposit is estimated to contain an indicated resource of 1,843,000 bank cubic metres at an estimated grade of 0.16 carats of diamonds per cubic metre and 0.18 grams of gold per cubic metre, representing an in-situ diamond resource of 295,000 carats of diamonds and 10,780 ounces of gold. An additional inferred resource of approximately 856,000 bank cubic metres has also been estimated at a grade of 0.16 carats of diamonds per cubic metre and 0.18 grams of gold per cubic metre representing an in-situ diamond resource of 137,000 carats of diamonds and 5,010 ounces of gold. The resource estimate is compliant with Canadian National Instrument 43-101 and 2004 CIM Standards for Mineral Resources.

On November 24, 2006, VBM exercised its option to acquire Marly's remaining 25% interest in accordance with the terms of the original agreement. Payment terms of the remaining consideration of US$1,100,000 are as follows:

- US$200,000 to be paid within 5 days after Marly's submission of an application to the Departmento Nacional de Produção Mineral ("DNPM") for the assignment of the Duas Barras Mining Licence to VBM's subsidiary Montes Claros (this amount was paid in February 2007);

- US$150,000 to be paid within 10 days after the issue of a permanent Licence of Operation by the Minas Gerais State Environmental Authority ("FEAM");

- US$400,000 to be paid within 10 days after the DNPM's approval and registration of the Duas Barras Mining Licence in the name of Montes Claros and the issue of a permanent Licence of Operation by FEAM; and

- US$350,000 to be paid within 10 days after the sale of the first diamond production from the Duas Barras deposit.

On commencement of production, royalties will be payable to the Brazilian government of 0.2% of the gross revenue from the sale of diamonds and 1% of the gross revenue from the sale of gold.

Contract mining operations at the Duas Barras mine have been underway since February 2007, utilizing three excavators and a fleet of seven dump trucks each with a hauling capacity of 15 cubic metres (27 tonnes).

Improvements to the infrastructure supporting the Duas Barras mine have also been completed, including the construction of additional accommodation for mine and construction staff, a new administration building and expanded garage facilities. Hydrological testing is also underway to measure groundwater flow in the proposed mining areas and environmental baseline studies have been completed in accordance with the environmental impact study authorized by the regulatory authorities in Brazil.

In addition, the DNPM has granted VBM, on behalf of Marly, a Mining Licence for the area of the alluvial gravel deposit, as outlined by VBM's drilling program. The Licence encompasses 170.89 hectares along the left bank of the Jequitinhonha River. A temporary Licence of Operation was also granted by FEAM to VBM, on behalf of Marly, in February 2007. The final Licence of Operation is to be granted subsequent to inspection after the mine construction completion.

Construction of the Company's diamond recovery plant was completed in April, 2007 and the commissioning phase has started with commercial production expected to commence in August, 2007. This new plant has been designed to process 315,000 cubic metres of gravel annually, to produce an estimated 50,000 carats of diamonds and approximately 1,825 ounces of gold per year.

On August 7, 2007, Vaaldiam announced that commissioning the Duas Barras mine indicated the presence of high grade gravels in the deposit. Commissioning of Vaaldiam's new Duas Barras processing plant to that date resulted in the recovery of 10,289 diamonds with a total weight of 2,027.09 carats, from 6,661.05 bank cubic metres of gravel, resulting in a recovered diamond grade of 0.30 carats per bank cubic metre. The largest diamond recovered to date during the commissioning phase weighed 6.25 carats. The average size of the diamonds recovered is 0.20 carats per stone, which confirms that the recovery process is operating efficiently as even small diamonds are being recovered.

During the six months ended June 30, 2007, Vaaldiam expended $2,598,077 relating to the Duas Barras mine bringing total expenditures including mine capital, exploration expenditures and property acquisition costs to June 30, 2007 to $5,998,379.

Braúna Property, Bahia, Brazil

In August 2005, the Company acquired a 60% interest in the Braúna property from Majescor Resources Inc. ("Majescor"). Vaaldiam acquired its initial interest in the property under the terms of a purchase agreement with Majescor, whereby Vaaldiam paid De Beers Brasil Ltda. ("De Beers"), a subsidiary of De Beers Consolidated Mines Limited, the sum of $300,000 on behalf of Majescor, which represented the balance owed by Majescor under the terms of a purchase agreement between De Beers and Majescor involving the Braúna property. In addition, Vaaldiam issued a total of 150,000 common shares to Majescor valued at time of issue at $111,000.

The Braúna property is comprised of three exploration concessions which encompass 18 kimberlite occurrences consisting of four pipes associated with a kimberlite dike system which has been traced over a strike length of approximately 20 kilometres. De Beers originally discovered the dike system and three of the kimberlite pipes (Braúna 3, Braúna 4, and Braúna 7) in 1992 as a result of a reconnaissance sampling program exploration. Subsequent surface sampling of the kimberlite occurrences by De Beers determined that the kimberlite occurrences were diamond-bearing.

The joint venture between Vaaldiam (60%) and Majescor (40%) commenced exploration on the Braúna property in October 2005 through the subsequently formed joint venture company Cajueiro Mineração S.A. ("Cajueiro"). A detailed ground magnetic survey was completed during Q4-2005, which resulted in the discovery of the Braúna 16 pipe, located just 400 metres to the northeast of the 1.0 hectare Braúna 4 pipe. An initial phase of drilling was then completed during 2006 which focused on the delineation of the Braúna 3 and Braúna 7 pipes. A total of 21 drill holes totalling 2,316 metres tested the Braúna 3 pipe to a depth of approximately 200 metres. Sixteen drill holes totalling 1,847 metres were completed at the Braúna 7 pipe, testing the pipe to a depth of 154 metres. Four drill holes totalling 418 metres were also completed at the Braúna 4 pipe, and an additional two holes were completed at the Braúna 16 pipe totalling 170 metres.

In November 2006, Vaaldiam and partner Majescor commenced a mini-bulk sampling program to confirm the presence of commercial-sized diamonds in the larger pipes on the Braúna property. A total of 100 tonnes of kimberlite was extracted from two pipes, namely the 1.7 hectare Braúna 3 pipe and the 1.0 hectare Braúna 7 pipe. The mini-bulk samples were collected through a series of vertical shafts which were excavated through the 3 to 5 metre thick calcrete cover to extract saprolitic kimberlite for macro diamond analysis. The extraction of the kimberlite samples from the shafts allowed the partners to maximize the kimberlite sample particle size which helped minimize diamond breakage. To provide for an efficient turnaround of the mini-bulk sample results, Vaaldiam constructed a small dense media plant which was utilized to process the mini-bulk samples extracted from the Braúna pipes for a fee charged to the joint venture. Vaaldiam's diamond recovery plant consists of a crushing and feed circuit, a 300 kilogram per hour dense media module and a secure diamond recovery circuit. The recovery plant is designed as a "hands-off" unit, to ensure the security of the sample process. The plant is located within Vaaldiam's facilities in the town of Nordestina, which is situated less than five kilometres from the main cluster of pipes.

By mid-January 2007, 58 diamonds with a total weight of 7.74 carats had been recovered from 37.69 dry tonnes of kimberlite extracted from the southern lobe of the 1.7 hectare Braúna 3 pipe. The largest stones recovered weigh 1.13, 0.56, 0.49, 0.46 and 0.43 carats. The results to that date indicate a diamond grade of 20.54 carats per hundred tonnes for the southern lobe of the Braúna 3 kimberlite pipe.

Mini-bulk sampling was also completed on a dike-like body comprising the central portion of the Braúna 3 pipe, where the kimberlite pipe narrows to a width of approximately 20 metres. The kimberlite comprising the dike system, which forms a link between the northern and southern lobes of the pipe, appears to be a large-stage intrusion representing 15% of the entire Braúna 3 kimberlite, based on drilling completed to date. A total of 35.8 dry tonnes of kimberlite was extracted and processed from this central zone, resulting in the recovery of 32 diamonds with a total weight of 2.15 carats, indicating a recovered grade of 6.00 cpht. The average stone size recovered was 0.07 carats. The five largest stones recovered in the mini-bulk sample weighed 0.59, 0.27, 0.09, 0.09 and 0.08 carats.

On February 14, 2007, Vaaldiam signed a non-binding Letter of Intent with Majescor to acquire Majescor's 40% interest in the Braúna kimberlite property. On March 1, 2007 Vaaldiam and Majescor completed an agreement whereby Vaaldiam acquired Majescor's 40% interest in the Braúna property in return for:

- $2,000,000 cash payment;
- $1,500,000 paid in common shares of Vaaldiam (based on a 20-day simple average stock price at the time of closing) which amounted to 1,733,102 common shares; and
- A royalty of 1% of the gross sales revenue from diamond production from the Braúna property.

On May 31, 2007, Vaaldiam announced plans to extract a 5,000 tonne bulk sample from the Braúna kimberlite pipes in an aggressive development program designed to evaluate the economics of the diamond-bearing Braúna kimberlites through the recovery of a parcel of diamonds for valuation purposes. The proposed bulk sampling program will focus on the 1.85 hectare Braúna 3 pipe, with the extraction of a 3,000 tonne bulk sample collected from a series of surface trenches excavated across the width of the pipe. Smaller 1,000 tonne bulk samples will also be excavated from each of the one hectare Braúna 4 and 7 pipes, which are situated within 1.5 kilometres of the Braúna 3 kimberlite.

During the six months ended June 30, 2007, the Company's Braúna property exploration expenditures were $642,865 net of sample processing cost recovery. To June 30, 2007, Vaaldiam's total carrying cost relating to the Braúna property amounted to $7,967,463, comprising of Vaaldiam's exploration expenses amounting to $2,015,799 and Vaaldiam's acquisition costs of $5,951,664 (including cost of future tax liability of $1,883,826) to acquire 100% of the property.

Pimenta Bueno Property, Rondônia, Brazil

Rio Tinto Desenvolvimentos Minerais Ltda. ("Rio Tinto") assumed the position of operator of the Pimenta Bueno property from Vaaldiam in June 2005 following the exercise of an option that allowed Rio Tinto to earn a 51% interest in the property in accordance with the terms of an agreement signed with Vaaldiam in November 2003. Vaaldiam granted Rio Tinto this option in return for all of Rio Tinto's exploration data, valued at approximately US$4,000,000. The agreement provided Rio Tinto with an option to earn a 51% interest in either or both of the Northern and Southern Blocks comprising the property by spending a total of US$12,500,000 on exploration over a three year period, US$5,000,000 on the Southern Block and US$7,500,000 on the Northern Block. The Southern Block is comprised of approximately 207,085 hectares while the Northern Block covers approximately 40,000 hectares. After exercising their option, Rio Tinto expended approximately US$6,050,000 for its own account on exploration of the Southern Block of the property to April, 2007, as a result of which Rio Tinto acquired 51% of the Southern Block with Vaaldiam owning 49%. Vaaldiam's ownership of the Northern Block remains at 100%. Substantially all of Rio Tinto's exploration expenditures were on the Southern Block.

The agreement also provided Rio Tinto with the opportunity to increase its interest to 70% in either or both of the Northern or Southern Blocks by completing a feasibility study on any kimberlite deposit found. The agreement specified that the feasibility study would have to be sufficiently comprehensive to enable the Company to seek bank financing for its remaining 30% interest in the joint venture.

When Rio Tinto assumed the position of operator of the project in June 2005, Rio Tinto continued with the delineation drilling program started by Vaaldiam earlier in the year. During 2006, Rio Tinto continued to advance the development of the Pimenta Bueno property through an aggressive exploration program consisting of drilling and mini-bulk sampling. At December 31, 2006, Rio Tinto had completed 8,925.15 metres of core drilling, representing 68 core holes, delineating 6 kimberlite pipes and one kimberlite sill. In addition, Rio Tinto tested 7 magnetic and 3 electromagnetic anomalies with drilling, resulting in the discovery of 5 kimberlite pipes, one kimberlite dike and one sill. Since January 2005, Vaaldiam and Rio Tinto have together completed 10,093.55 metres of drilling in 78 core holes of which 54 holes tested kimberlite.

Seven new kimberlites were discovered during 2006, increasing the total number of kimberlite occurrences to 41, including 38 kimberlite pipes ranging in size from one hectare up to 18 hectares in surface area. Two kimberlite dikes and one kimberlite sill system have also been discovered as a result of the joint venture's exploration program. Microdiamond analysis indicates that 19 of the kimberlites are diamond-bearing, and mini-bulk sampling of four kimberlite pipes by Rio Tinto has resulted in the recovery of commercial-sized diamonds.

The following table presents a list of the kimberlites tested by drilling by both Vaaldiam and Rio Tinto during 2005 and 2006:

Pipe Name	No. of Holes	Metres Drilled	Surface Area of Pipe (in Hectares)
Cosmos 1	5	1,148	2.3
Cosmos 3	7	1,530	12.0
Cosmos 4	5	937	5.0
Clara	2	150	Dike
Pepper 1	3	456	2.0
Pepper 3	6	854	17.0
Pepper 4	7	891	7.5
Pepper 6	3	330	Sill
Pepper 13	3	282	1.5
Pepper 18	2	379	20 (Sill)
Tumeleiro 3	3	180	3 (Sill)
Tumeleiro 9	2	247	2.0
Tumeleiro 10	1	167	3.0

Tumeleiro 11	2	286	Dike
Tumeleiro 12	1	154	2.0
Tumeleiro 13	1	200	3.0
Arara 3	1	134	2.0
Total	**54**	**8,325**	

During November 2005, Rio Tinto mobilized a reverse circulation drilling unit to the property to commence a mini-bulk sampling program designed to recover 50 tonne mini-bulk samples of kimberlite from each of four pipes that had been selected for sampling. A total of 38 reverse circulation drill holes, utilizing a $5^1/_2$ inch tricone drill bit, were completed totalling 7,436 metres of drilling, which resulted in the recovery of 164 tonnes of dry kimberlite from the four pipes. The following table summarizes the results of the reverse circulation drilling completed by Rio Tinto as part of their mini-bulk sampling program:

Pipe	No. of Holes	Metres Drilled	Sample Weight (Dry Tonnes)	No. of Diamonds Recovered (>0.85 mm)	Total Diamond Weight (carats)	Estimated Recovery (%)
Cosmos 1	13	2,576	62.2	117	2.45	75%
Cosmos 3	12	2,463	56.5	16	0.28	71%
Pepper 4	10	1,896	32.6	23	0.42	71%
Pepper 13	3	501	12.7	1	0.05	82%
Total	**38**	**7,436**	**164**	**157**	**3.20**	**75%**

Granulometry tests of the kimberlite chips recovered by Rio Tinto during the reverse circulation drilling indicates that 55% of the kimberlite was reduced to a particle size of less than 2 mm. Visual inspection of the diamonds by Vaaldiam geologists, combined with an analysis of the diamond distribution, suggests that diamond breakage may have occurred during the drilling and sample collection stage. Vaaldiam intends to complete a diamond breakage study of the diamonds recovered during the mini-bulk sampling program, to assess the impact that any potential diamond breakage might have had on the sample results and the diamond distribution analysis. This study is expected to be completed in Antwerp, Belgium during 2007. Additional mini-bulk sampling from the surface of the Cosmos 1 pipe was recommended by Vaaldiam to confirm the diamond distribution within the Cosmos 1 pipe and to provide a comparison of the diamond recoveries from surface sampling to those obtained from reverse circulation drilling.

In June 2007, Vaaldiam restructured its 2005 agreement with Rio Tinto whereby Rio Tinto transferred operatorship and 100% ownership of the Southern Block of the Pimenta Bueno diamond project to Vaaldiam. Rio Tinto retained an option to back-in to a 60% interest in any kimberlite pipe that meets Rio Tinto's development criteria. In the event Rio Tinto decide to develop one of these kimberlite pipes they would complete and fully fund a feasibility study. Should the feasibility study meet their criteria and Rio Tinto decide to develop a mine Rio Tinto would fully fund the construction of the mine and Vaaldiam would retain a 40% equity interest in cash flow from the mine after repayment of Vaaldiam's share of construction funding. In such a case, Vaaldiam would not need to raise development equity funding.

Rio Tinto's back in rights would be triggered when Vaaldiam recovers at least 200 carats of commercial sized diamonds from a bulk sample on any kimberlite in the Southern Block. Should Rio Tinto progress through to mine construction, it would provide Vaaldiam's 40% share of construction costs which would be recovered by Rio Tinto from future cash flows on a non-recourse to Vaaldiam basis. Should Rio Tinto not exercise its option, Vaaldiam would continue to own 100% of the relevant kimberlite. Any alluvial deposits developed on the property would be 100% owned by Vaaldiam. Vaaldiam continues to retain 100% ownership of the 40,000 hectare Northern Block of the Pimenta Bueno property.

Vaaldiam has mobilized a highly experienced exploration team to the property whose focus will be a mini-bulk sampling program on the Cosmos 1 and 2 diamond bearing kimberlites. Vaaldiam will sample the Pimenta Bueno pipes using the same bulk sampling methods that were successfully used on the Braúna kimberlites. This method involves the collection of 250 tonnes of kimberlite from vertical shafts excavated to a depth of 30 metres. The excavation of samples in this manner provides the maximum sample coarseness in order to minimize diamond breakerage. This form of excavation is also a more cost effective method of bulk sampling than using a large diameter drill to recover bulk sample material.

In addition, Vaaldiam will immediately explore three kimberlite indicator mineral anomalies in the area surrounding the Cosmos kimberlites which do not appear to be associated with any know pipes. Very fresh kimberlite indicator minerals were recovered in three separate areas suggesting the nearby presence of additional kimberlites.

Vaaldiam's share of expenditure on the Pimenta Bueno property during the six months ended June 30, 2007 was $156,826 bringing a total expenditure by the Company to June 30, 2007 to $3,932,520.

Aroeira Property, Bahia, Brazil

In June 2006, Vaaldiam acquired, through its subsidiary VBM, a 1,400 hectare exploration licence covering the Aroeira kimberlite. The Aroeira kimberlite is located 50 kilometres to the west of Vaaldiam's Braúna property. The property was awarded to VBM upon application to the DNPM. The Aroeira kimberlite is a one metre wide dike system that was discovered by De Beers in 1993 during an alluvial sampling campaign. The kimberlite occurrence has never been sampled or drilled.

In November 2006, Vaaldiam acquired ownership of De Beers exploration dataset for the Aroeira area. The Aroeira dataset covers an area of approximately 165,000 hectares and includes exploration results from 645 samples. Vaaldiam acquired this dataset as a result of an agreement with De Beers to purchase De Beers' exploration dataset for the Traira diamond district in northern Mato Grosso state, together with a claim owned by De Beers in the Traira area covered by the dataset. As a result of environmental restrictions, De Beers were unable to transfer ownership of the Traira claim to Vaaldiam. Therefore, in November 2006, De Beers offered and Vaaldiam accepted, the dataset for the Aroeira diamond district in the state of Bahia, to offset the inability to transfer ownership of the Traira claim to Vaaldiam. Vaaldiam has conducted no material exploration within the Aroeira district to date and the amount of $111,710 reflected as the carrying value of the asset as at June 30, 2007 relates to the cost of acquiring the dataset from De Beers.

Coronation Gulf Property, Nunavut, Canada

In July 2006, Vaaldiam reached an agreement with Ashton Mining of Canada Inc. ("Ashton") a wholly-owned subsidiary of Stornoway Diamond Corp. ("Stornoway") which provided Vaaldiam with an exclusive option to acquire a 40% joint venture interest in Stornoway's Coronation Gulf Property. The Coronation Gulf Property is comprised of 88 mineral claims encompassing 91,400 hectares in the Coronation Gulf area of Nunavut, approximately 525 kilometres north of the city of Yellowknife, Northwest Territories. Vaaldiam could have earned its 40% interest in the Coronation Gulf Property by spending a total $3.0 million on exploration by December 31, 2008, of which $1.0 million must have been spent by December 31, 2006. In addition, the agreement required, subject to regulatory approval, that Vaaldiam would issue Ashton a total of 195,000 common shares over the three-year term of the options, 65,000 shares not later than April 1, 2007 (deferred to May 1, 2007) and 130,000 shares not later than April 1, 2008. No shares were issued under the option agreement. Vaaldiam was the operator for the 2006 program with Ashton retaining the right of operatorship after 2006.

Prior exploration including till sampling, prospecting, drilling and airborne and ground geophysical surveys by Ashton resulted in the discovery of 11 kimberlites on the Coronation Gulf Property between 1999 and 2005. Eight of these have proven to be diamondiferous. In addition, a number of high priority airborne geophysical targets, unsourced kimberlite float and diamond indicator mineral dispersion trains remain to be evaluated on the properties.

The three hectare Artemisia pipe is the largest kimberlite pipe found to date on the Coronation Gulf Property. In August 2006, Vaaldiam collected a 100 tonne surface sample from the Artemisia pipe to confirm the presence of commercial sized diamonds and to determine whether the size distribution and quantity of the diamonds would be sufficient to justify a larger bulk sampling program during 2007. Processing of this 100 tonne mini-bulk sample commenced in December 2006 at SGS Lakefield Research Limited and results were received in April 2007. The mini-bulk sample represents the largest volume of kimberlite extracted from the Artemisia pipe. In addition to the 100 tonne mini-bulk sample collected from the Artemisia pipe, Vaaldiam also collected a one tonne sample from the Perseus kimberlite, located 37 kilometres south of the Artemisia pipe, to assess the diamond distribution within this kimberlite dike system. This sample was also processed at SGS Lakefield Research Limited following the completion of the processing of the Artemisia sample.

In late April 2007, Vaaldiam received the results from the Artemisia kimberlite sampling which were as follows. A total of 562 diamonds >0.85 mm were recovered from the Artemisia pipe weighing a total of 13.03 carats, resulting in a calculated recovered grade of 14.77 carats per hundred tonnes on a dry tonnes basis. The Perseus sample yielded no diamonds >0.85 mm.

On April 30, 2007, Vaaldiam notified Ashton that, based on the results to date, the Company would not be undertaking further exploration of the property.

To March 31, 2007, Vaaldiam had spent $1,514,753 in relation to the exploration of the Coronation Gulf Property, which amount was written off effective March 31, 2007.

In the quarter ended June 30, 2007, a further amount of $125,272 was expended on the property, which amount was also written off giving rise to a total of $1,640,025 being written off in relation to this property.

Hotish Mountain Property, Quebec, Canada

In April 2005, Vaaldiam negotiated an option agreement with Dios Exploration Inc. ("Dios") whereby the Company could have earned a 51% interest in the Hotish Mountain property by incurring exploration expenditures of $2,000,000 as follows:

Deadline	Expenditures
On or before April 12, 2006	$300,000 (completed)
On or before April 12, 2007	$700,000
On or before April 12, 2008	$1,000,000

In addition, Vaaldiam was required to issue a total of 100,000 common shares to Dios as follows:

Issue Date	Number of Shares
Forthwith on receiving Toronto Stock Exchange approval	25,000 (issued)
April 12, 2006	25,000 (not issued)
April 12, 2007	50,000 (not issued)

The Hotish Mountain property is situated in the Otish Mountain district of northern Quebec. The property covers approximately 50,000 hectares, and is situated approximately 100 kilometres south of the diamondiferous Renard kimberlite cluster.

In August and November 2005, an indicator sampling program was completed on the Hotish Mountain property involving the collection of 150 glacial till samples to determine the source of indicator mineral anomalies. Dios granted Vaaldiam a 30 day extension of the anniversary date of the option agreement to provide the Company with an opportunity to review the sampling results to date, and make a decision regarding the continuation of the option. In May 2006, Vaaldiam notified Dios that, based on results to date, the Company would not be undertaking further exploration of the property.

To end March 2006, $439,160 had been spent on the exploration of the Hotish property, in addition to which $14,500 of option expenditures had been made for total expenditures of $453,660, which amount was written off effective March 31, 2006. In April 2006 an additional $2,683 was expended on the Hotish property, which amount was also written off giving rise to a total of $456,343 being written off in 2006 in relation to this property.

Haute Kotto Property, Central African Republic

In March 2004, the Company was granted a 2,000 square kilometres reconnaissance permit in the Haute Kotto District of southeastern Central African Republic. The area is prospective for both kimberlite and alluvial diamond deposits. In February 2005, the Company was granted an exploration permit covering an area of 682.1 square kilometres within the area of the reconnaissance permit. The exploration permit is valid for a period of three years and is subject to a minimum expenditure on exploration of approximately $35,000 per year.

Following a review of the Haute Kotto property and the alternative uses for the cash which would otherwise be required to be spent in the future on the property, Vaaldiam decided that its cash resources should be concentrated on the Company's more advanced projects. While the Company will endeavour to maintain the property with a view to divestiture or joint venture, it was considered prudent to write off the expenditures to December 31, 2006 associated with the property in the amount of $709,335. During the six months ended June 30, 2007, $131,805 was incurred in maintaining the Haute Kotto property which amount was expensed.

Selected Financial Information

Six Months Ended June 30		2007	2006
Net sales		-	-
Net loss	- total	$ 4,147,487	$ 2,397,801
	- per share	$ 0.05	$ 0.03
Cash and cash equivalents		$ 2,669,799	$ 15,313,939
Restricted cash		$ 184,606	$ 1,821,183
Working capital		$ 2,427,721	$16,967,803
Total assets		$ 24,680,822	$ 24,766,918
Total long-term financial liabilities		$1,880,714	-
Shareholders' equity		$ 22,131,075	$ 24,300,524
Cash dividends per share		-	-

Summary of Quarterly Results

Quarters Ended	Net Sales	Income (Loss) Total	Per Share
June 30, 2007	-	$ (751,769)	$ (0.01)
March 31, 2007	-	(3,395,718)	(0.04)
December 31, 2006	-	(926,003)	(0.014)
September 30, 2006	-	(193,701)	(0.00)
June 30, 2006	-	(382,991)	(0.00)
March 31, 2006	-	(2,014,811)	(0.03)
December 31, 2005	-	75,414	0.00
September 30, 2005	-	(357,617)	(0.00)

During the six months ended June 30, 2007, a loss of $4,147,487 or $0.05 per share was recorded compared to a loss of $2,397,801 or $0.03 per share during the corresponding period of the prior year. The increased loss of $1,749,686 arose primarily from an increase in stock based compensation expense of $217,860, an increase in corporate and general expenses of $200,505, increased property write-offs of $1,183,682, increased amortization of $45,196 less decreased interest income of $109,129. The increased stock based compensation expense arose from an issuance of options in the first quarter of 2007 while the increase in corporate and general expenses and amortization expenses arose primarily from a higher level of activity in the current year as compared to the corresponding period in the previous year.

Seasonality has relatively little effect on the quarterly financial results of the Company, however, in that renunciation of Canadian Exploration Expense to flow-through share investors incurred or to be incurred, typically takes place in the last quarter of each year, a related income tax recovery has been reflected during the last quarter of 2006 and 2005.

Private Placement

On July 19, 2007, Vaaldiam announced that it had entered into an underwriting agreement with Canaccord Capital Corporation (the "Underwriter"), which agreed to purchase, on an underwritten private placement basis, 29,500,000 Subscription Receipts of the Company at a price of $0.90 per subscription Receipt for aggregate gross proceeds to Vaaldiam of $26,550,000 (the "Offering"). The terms of the underwriting agreement were subsequently revised on August 8, 2007 to reflect an offering of 29,250,000 Subscription Receipts of $26,325,000.

Each Subscription Receipt shall be deemed to be exchanged, without payment of any additional consideration and subject to adjustment, for one (1) unit of Vaaldiam (each a "Unit") on the earlier of (i) the Escrow Release Time (as defined below); and (ii) the Final Escrow deadline (as defined below), in respect of the Subscription Receipts which remain outstanding after giving effect to the return of the Escrowed Funds (as herein defined) provided for below. Each Unit will be comprised of one common share of the Company (each an "Underlying Share") and one-half of one common share purchase warrant (each whole warrant, an "Underlying Warrant"). Each Underlying Warrant shall entitle the holder thereof to subscribe for one additional common share of the Company (a "Warrant Share") at an exercise price of $1.20 per Warrant Share at any time prior to the day that is 24 months from the closing date of the Offering.

Vaaldiam plans to use the net proceeds of the Offering to advance Vaaldiam's projects, including those proposed to be acquired pursuant to the planned acquisition by the Company of all of the outstanding shares of (i) Elkedra and (ii) Great Western and for general corporate working capital purposes.

Upon the closing of the Offering, 25% of the gross proceeds of the Offering shall be delivered to Vaaldiam, with the remaining 75% (the "Escrow Ratio") of the gross proceeds of the Offering to be deposited in escrow (the "Escrowed Funds").

The Escrowed Funds will be released from escrow to Vaaldiam (after deducting the applicable Underwriters' commission) immediately following the closing of the Elkedra Transaction ("the Escrow Release Time"), provided that the following conditions (the "Escrow Release Conditions") have been satisfied before the Escrow Release Time:

a) all conditions precedent to the closing of the Elkedra Transaction shall have been satisfied or waived to the satisfaction of the Underwriter, acting reasonably; and

b) to the extent required in accordance with the rules of the Toronto Stock Exchange (the "TSX"), the Elkedra Transaction and the issuance of the Units pursuant to the Offering, shall have been approved by the shareholders of Vaaldiam.

In the event that either (i) the Escrow Release Conditions are not satisfied by the Escrow Release Time, or (ii) the closing of the Elkedra Transaction does not occur on or before 110 days after the closing date (the "Final Escrow Deadline"), the Escrowed Funds, plus any accrued interest earned thereon, would be returned *pro rata* to each holder of the Subscription Receipts in exchange for that number of Subscription Receipts held by such holder multiplied by the Escrow Ratio.

The Offering is scheduled to close on or about August 15, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX.

Liquidity

As at June 30, 2007, the Company had working capital of $2,427,721, the unrestricted cash and cash equivalent portions of which was $2,669,799. Cash equivalents relate to funds kept in a Scotia Premium T-Bill Fund, which fund is administered by Scotia Securities. The Scotia Premium T-Bill Fund invests primarily in Government of Canada treasury bills and other short-term debt instruments guaranteed by the Government of Canada.

As at June 30, 2007, restricted cash amounted to $184,606, which related to unspent flow-through share issue proceeds and which are required to be spent on eligible Canadian Exploration Expenditures prior to December 31, 2007. Unspent flow-through share issue proceeds are kept in separate bank accounts on which cheques relating to eligible Canadian Exploration Expenditures are drawn.

With no current internal sources of available cash flow, Vaaldiam is dependent on the junior mining capital markets and the exercise of outstanding warrants and options for the provision of operating capital. The availability of capital to the Company is dependent on stock market performance for junior mining stocks in general and Vaaldiam's stock in particular, exploration successes or the lack thereof, the degree to which investors view a new initiative as positive or negative for the Company, significant world socioeconomic events, recent discoveries of magnitude by peer companies and the general willingness of brokerage houses to assist the Company in the raising of funds. There is no certainty that funding will be available to Vaaldiam when required.

During March 2007 the Corporation participated in a private placement of units of Great Western as a result of which Vaaldiam acquired 1,111,112 common shares and 555,556 warrants of Great Western at $0.45 per unit for a total outlay of $500,000.

Vaaldiam has no debt nor lines of credit.

Capital Resources

As at August 8, 2007, Vaaldiam had cash and cash equivalents of approximately $ 1.67 million in addition to which restricted cash amounted to $ 0.19 million.

A potential source of additional capital would be the exercise of options. As August 8, 2007, the Company had issued the following unexercised options.

No. of Options	Expiry Date	Exercise Price	Potential Proceeds
1,330,000	November 20, 2008	$ 0.50	$ 665,000
100,000	February 20, 2009	0.50	50,000
525,000	September 20, 2009	0.45	236,250
40,000	December 14, 2009	0.40	16,000
55,000	May 10, 2010	0.50	27,500

100,000	August 4, 2010	0.85	85,000
2,105,000	January 16, 2011	0.75	1,578,750
75,000	April 18, 2011	1.37	102,750
50,000	June 9, 2011	0.97	48,500
2,675,000	January 24, 2012	0.85	2,273,750
7,055,000			$ 5,083,500

There is no assurance that the capital resources required by the Company will be available.

Off Balance Sheet Arrangements

Under the terms of the Company's office lease, the Company is committed to pay a minimum annual amount of approximately $103,000 in total over the period July 1, 2007 to November 30, 2009, which amount includes rent, operating costs and realty taxes.

Transactions with Related Parties

In May 2006, a loan bearing interest at the Canadian prime rate plus 3%, repayable on demand in the amount of $40,000, was granted to an officer and director and was still outstanding on August 8, 2007.

During the six months ended June 30, 2007 an amount of approximately $20,419 was paid to a company owned by a significant shareholder for accounting and administrative services provided to the Company's Brazilian subsidiaries during the first six months of 2007.

On March 28, 2007, the Company acquired 1,111,112 units of Great Western at $0.45 per unit for a total investment of $500,000. Each unit of Great Western acquired consisted of one common share and one half of a common share purchase warrant. Each whole warrant is exercisable into one common share of Great Western at $0.60 per common share at any time up to March 30, 2009. Santa Elina Mines Corporation, which is Vaaldiam's largest shareholder, is believed to be a major shareholder of Great Western.

Proposed Transactions

On a continuous basis, the Company reviews additional exploration properties with a view to their acquisition for exploration and development and other diamond companies with the view to merger or acquisition. From time to time the Company pursues opportunities to restructure its ownership in its existing properties where this is deemed advantageous. Vaaldiam is currently pursuing the acquisition of Elkedra and Great Western.

Management Report

Management's Assessment of Disclosure Controls and Procedures

Based on their evaluations as of December 31, 2006 the President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance in ensuring that information relating to the Company and its consolidated subsidiaries which is required to be disclosed in reports filed under relevant securities legislation is recorded, summarized and reported within the time periods specified by such legislation, and that the information is accumulated and communicated to the Company's senior management, including the President and Chief Executive Officer, and the Vice-President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Assessment of Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting. The internal control system was designed to provide reasonable assurance to the Company's management regarding the preparation and presentation of the consolidated financial statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have reviewed the internal control procedures in existence as of December 31, 2006, and concluded that the Company's internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles ("GAAP"). During the most recent interim period, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Critical Accounting Estimates

Under the accounting rules used by Vaaldiam, the fair value of stock based compensation (option grants) is expensed for income statement purposes. The determination of fair value of options granted is generally provided by the Black-Scholes formula. Some of the parameters used in this formula are highly subjective, in particular the assumption of future price volatility. In addition, using the Black-Scholes model assumes that a satisfactory active market for the options exists whereas ownership of the options granted by Vaaldiam cannot be transferred under the rules of the Toronto Stock Exchange and the Company's Stock Option Plan. During the six months ended June 30, 2007, $1,495,325 was expensed as the cost of options issued under the Company's Stock Option Plan. The amount of $1,495,325 expensed or debited on the Consolidated Statement of Loss and Deficit was offset by a corresponding credit of the same amount to the Stock Option Account included in Shareholder's Equity, as a result of which, on a net basis, the expensing of stock options had no effect on the overall Shareholder's Equity of the Company.

An additional critical accounting estimate related to the assumed recoverability of the carrying value of exploration properties which is dependent on the assumed discovery of economically recoverable reserves, the assumed ability of the Company to obtain financing or other means to complete development of the properties and assumed future profitable production or proceeds from the disposition of the properties. As at June 30, 2007, exploration properties were reflected in the Company's balance sheet at $18,010,072.

Changes In Accounting Policies Including Initial Adoption

Vaaldiam's accounts are stated using Canadian GAAP. During the six months ended June 30, 2007, the Company's accounting policies have not changed from those prevailing during 2006 and no future changes are contemplated except as may be required to conform with future changes in Canadian GAAP.

Financial Instruments and Other Instruments

An amount of $1,769,009 of the Company's cash assets as at June 30, 2007 were invested in a Scotiabank, mainly Government of Canada, Treasury Bills Account which is considered to be a low risk interest bearing account.

Disclosure of Outstanding Share Data

As at August 8, 2007, the following were the undiluted and fully diluted common shares outstanding:

Undiluted common shares outstanding as at December 31, 2006	81,449,352
Shares issued to acquire 40% of Cajueiro (Braúna property)	1,733,102
Shares issued on exercise of options	18,750
Undiluted common shares outstanding as at August 8, 2007	83,201,204
Shares issuable on exercise of options as at August 8, 2007	7,055,000
Fully diluted shares outstanding as at August 8, 2007	90,256,204

Corporate and General Expenses

The following is a comparison of the unaudited Corporate and General Expenses incurred during the six months ended June 30, 2007 compared to the corresponding period of the prior year.

Six Months Ended June 30	2007	2006	(Increase) Decrease
Administration	$ 186,624	$ 216,309	$ 29,685
Investor Relations	138,044	143,763	5,719
Directors' Fees	32,400	27,000	(5,400)
Group Health Insurance	29,700	18,670	(11,030)
Office Rent	51,470	30,618	(20,852)
Insurance	18,665	11,773	(6,892)
Stationery and Printing	6,805	9,971	3,166
Telephone and Fax	14,842	12,154	(2,688)
Audit Related Fees	60,193	27,080	(33,113)
General Travel	2,999	6,651	3,652
Business Development	316,794	-	(316,794)
Project Development	-	6,688	6,688
Sundry Expenses	26,674	26,854	180
General Legal Fees	14,889	20,806	5,917
Filing Fees	23,030	31,704	8,674
Annual Meeting Expenses	70,775	53,107	(17,668)
TSX Listing Expenses	-	120,322	120,322
Registrar's Fees	3,940	10,958	7,018
Tax on Unspent Flow Through Shares	7,950	30,861	22,911
	$ 1,005,794	$ 805,289	$ (200,505)

During the six months ended June 30, 2007 Corporate and General Expenses were $1,005,794 an increase of $200,505 over the prior year's level of $805,289. In general, the increase in Corporate and General Expenses in 2007 reflects a higher level of corporate activity compared to the prior year offset in part by the absence of TSX listing expenses during the same period.

Forward-Looking Statements

Certain statements contained herein are forward-looking and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. These opinions and estimates include those estimates and opinions that relate to all the geological, mining and commodity price and marketing parameters used by management.

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ, possibly significantly. Readers are therefore cautioned not to place undue reliance on any forward-looking statement.

EXHIBIT 2.7



FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF VAALDIAM RESOURCES LTD. TO BE HELD ON JUNE 14, 2007

The undersigned shareholder of Vaaldiam Resources Ltd. (the "**Corporation**") hereby appoints Kenneth Johnson, the President and Chief Executive Officer of the Corporation, or failing him, Robert Yeoman, the Vice President, Chief Financial Officer and Corporate Secretary of the Corporation, or instead of either of the foregoing ______________________________, as the proxy of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held in The Gallery, TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Thursday, June 14, 2007 (the "**Meeting**") at the hour of 4:00 p.m., Toronto time, and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof, upon the following matters set out herein.

The undersigned shareholder hereby directs the proxyholder in respect of the securities of the Corporation owned by him to:

1. VOTE FOR ☐ or WITHHOLD FROM VOTING ☐ **(or, if no specification is made, vote for)** in respect of the re-appointment of Ernst & Young LLP as the Corporation's auditors and authorizing the directors to fix their remuneration.

2. VOTE FOR ☐ or WITHHOLD FROM VOTING ☐ **(or, if no specification is made, vote for)** in respect of the election of the nominated directors.

3. VOTE FOR ☐ or AGAINST ☐ Approval of the amendments to the Corporation's Stock Option Plan the details and full text of such resolution being contained under the heading "Particulars of Matters to be Acted Upon – Special Business of the Meeting – Stock Option Plan Amendment Provisions" in the Information Circular accompanying this form of proxy, as such resolution may be amended or varied at the Meeting and any adjournment or postponement thereof.

4. VOTE on such other business as may properly come before the Meeting or any adjournment thereof at the discretion of the proxyholder.

This proxy will be voted on any poll and where a choice is specified, will be voted on any poll in accordance with the specifications so made.

DATED this__________ day of ___________________, 2007

____

Print Name of Shareholder

______________________________________ Signature of Shareholder

NOTES:

1. This Form of Proxy must be signed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under corporate seal or by an officer or attorney thereof duly authorized. If executed by an attorney, officer, or other duly appointed representative, the original or notarial copy of the instrument so empowering such person, or such other documentation in support acceptable to the Chairman of the Meeting, must accompany the Form of Proxy.

2. If this Form of Proxy is not dated in the space above, it shall be deemed to bear the date on which the Form of Proxy is mailed.

3. To be valid, this Form of Proxy must be signed and deposited with Equity Transfer & Trust Company at its offices at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, Attention: Reorganization Department, or by fax at (416) 361-0470, not later than 4:00 p.m. (Toronto time) on June 12, 2007 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays Sundays and holidays) before the adjourned meeting.

4. **This proxy is solicited on behalf of management of the Corporation.**

5. Without limiting the general authorization and power hereby given, all the common shares registered in the name of the undersigned are to be voted as indicated above and may be voted in the discretion of the proxy with respect to amendments or variations to the matters identified in the notice of the Meeting, and/or in respect of any other matters that may properly come before the Meeting and in such manner as such proxy in his or her judgment may determine. If no choice is specified, this proxy will confer discretionary authority and will be voted in favour of the matters referred to above.

6. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for such shareholder and on its behalf at the Meeting other than the persons designated in this Form of Proxy. Such right may be exercised by filling in the name of such person in the blank space provided and striking out the names of management's nominees above.

7. Please see the Information Circular which accompanies this Form of Proxy for a full explanation of the rights of shareholders regarding completion and use of this Form of Proxy and other information pertaining to the Meeting.

EXHIBIT 2.8

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. **Reporting Issuer**

Vaaldiam Resources Ltd.
55 University Avenue
11th Floor, Suite 1105
Toronto, Ontario
M5J 2H7

ITEM 2. **Date of Material Change**

March 1, 2007.

ITEM 3. **Press Releases**

Press release in the form of Schedule A attached hereto was disseminated on March 1, 2007 via CCN Matthews.

ITEM 4. **Summary of Material Change**

Vaaldiam Resources Ltd. ("**Vaaldiam**") announced that it has completed the acquisition of a 100% interest in the Brauna diamond deposits from Majescor Resources Ltd. (TSX VENTURE:MAJ) which held a 40% interest in the joint venture. The Brauna property encompasses four diamondiferous kimberlite pipes associated with a system of dykes that have been traced over a distance of approximately 15 kilometres.

For its 40% interest in the Brauna deposit Majescor has received the following consideration:

- C$2,000,000 cash payment;
- 1,733,102 common shares of Vaaldiam; and
- 1% Gross Sales Royalty on diamond production from the property.

Under the terms of the February 14, 2007 Letter of Intent, Vaaldiam also has the right to acquire Majescor's 100% interest in the Tres Marias property in the State of Minas Gerais, Brazil. Vaaldiam is currently completing a due diligence review of the property.

ITEM 5. **Full Description of Material Change**

Please see the attached press release for a full description of the material change.

ITEM 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

ITEM 7. **Omitted Information**

No significant facts have been omitted from this report.

ITEM 8. **Senior Officer**

Kenneth W. Johnson,
President and Chief Executive Officer
Tel. (416) 363-6927
Fax. (416) 363-2564

ITEM 9. **Date of Report**

March 9, 2007.

VAALDIAM RESOURCES LTD.

Per: *"Robert Yeoman"*
Robert Yeoman,
Chief Financial Officer

Schedule A



MARCH 1, 2007 - 13:07 ET

Vaaldiam Acquires 100% of Brauna Diamond Deposits

TORONTO, ONTARIO--(CCNMatthews - March 1, 2007) - Vaaldiam Resources Ltd. (TSX:VAA) is pleased to announce that it has completed the acquisition of a 100% interest in the Brauna diamond deposits from Majescor Resources Ltd. (TSX VENTURE:MAJ) which held a 40% interest in the joint venture. The Brauna property encompasses four diamondiferous kimberlite pipes associated with a system of dykes that have been traced over a distance of approximately 15 kilometres.

For its 40% interest in the Brauna deposit Majescor has received the following consideration:

- C$2,000,000 cash payment;

- 1,733,102 common shares of Vaaldiam; and

- 1% Gross Sales Royalty on diamond production from the property.

Under the terms of the February 14, 2007 Letter of Intent, Vaaldiam also has the right to acquire Majescor's 100% interest in the Tres Marias property in the State of Minas Gerais, Brazil. Vaaldiam is currently completing a due diligence review of the property.

This release has been reviewed by Jose Ricardo Pisani, Vice President, Exploration who is a qualified person under National Instrument 43-101.

This press release contains certain forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined, future prices of resources; possible variations in reserves, grade or recovery rates, accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CONTACT INFORMATION
Vaaldiam Resources Ltd.
Ken Johnson
President & Chief Executive Officer
(416) 363-6927

or
Vaaldiam Resources Ltd.
Janet Reid
Manager, Investor Relations
(416) 363-6927
Website: www.vaaldiam.com

EXHIBIT 2.9

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. **Reporting Issuer**

Vaaldiam Resources Ltd.
55 University Avenue
11th Floor, Suite 1105
Toronto, Ontario
M5J 2H7

ITEM 2. **Date of Material Change**

July 3, 2007.

ITEM 3. **Press Releases**

Press release in the form of Schedule A attached hereto was disseminated on July 3, 2007 via CCN Matthews.

ITEM 4. **Summary of Material Change**

Vaaldiam Resources Ltd. ("**Vaaldiam**") announced its intention to acquire all of the outstanding shares of diamond producer Elkedra Diamonds NL ("**Elkedra**") and diamond explorer Great Western Diamonds Corp. ("**Great Western**").

Under the terms of the planned scheme of arrangement, each Elkedra shareholder will be entitled to receive 0.52 of a Vaaldiam common share for each Elkedra ordinary share. Vaaldiam has executed a merger implementation deed with Elkedra (a copy of which has been filed on www.sedar.com) setting forth the principal terms and conditions of the transaction. In addition, Vaaldiam has executed lock-up agreements with existing shareholders of Elkedra who have agreed to vote, in the aggregate, approximately 19% of the ordinary shares of Elkedra in favour of the arrangement (copies of these agreements have been filed on www.sedar.com).

Under the terms of the Great Western offer, each Great Western shareholder will be entitled to receive 0.45 of a Vaaldiam common share per Great Western common share. Vaaldiam has executed a support agreement with Great Western (a copy of which has been filed on www.sedar.com) setting forth, among other things, the terms and conditions on which it has agreed to support the transaction. In addition, Vaaldiam has executed lock-up agreements with the holders of approximately 49.9% of the common shares of Great Western pursuant to which such shareholders have agreed to tender their common shares to the offer (copies of these agreements have been filed on www.sedar.com).

It is anticipated that the transactions, if completed will create a leading diamond production, exploration and development company. The transactions will also strengthen Vaaldiam's management expertise and provide the financial capacity to realize the value potential of its exploration portfolio and to capitalize on future acquisitions and consolidation opportunities.

Santa Elina Mines Corporation ("**Santa Elina**"), the controlling shareholder of Vaaldiam, with approximately 34% of its common shares, also indirectly owns approximately 31.7% of the common shares of Great Western. In addition, Peter Marrone, a director of Vaaldiam, owns approximately 6.6% of the common shares of Great Western. As both Mr. Marrone and Santa Elina are insiders of Vaaldiam the transaction with Great Western will be a "related party transaction" under Ontario Securities Commission Rule 61-501 and Quebec Regulation Q-27 (collectively the **"Related Party Rules"**) and Mr. Marrone and Santa Elina will be classified as "interested parties" pursuant to the Related Party Rules. In certain circumstances, the Related Party Rules require a formal valuation and minority approval in respect of a related party transaction. The Related Party Rules provide an exemption from the requirements to obtain a formal valuation report and minority approval in the event that the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeds 25 percent of Vaaldiam's market capitalization. Vaaldiam has determined that neither the fair market value of the common shares of Great Western to be purchased from the interested parties, nor the fair market value of the consideration being paid for such interest, exceeds 25% of the market capitalization of Vaaldiam based on a five day volume weighted average price at July 3, 2007.

It is not anticipated that the Great Western transaction will cause a material change in either Mr. Marrone's or Santa Elina's ownership position in Vaaldiam.

The board of directors of Vaaldiam formed a special committee comprised of independent directors in order to, among other things, review the negotiation of the transactions and to provide its recommendations on the transactions. In connection with its deliberations, the special committee received due diligence reports and presentations from (i) Australian, Brazilian and Canadian legal counsel, (ii) technical personnel retained by Vaaldiam and Vaaldiam's technical personnel who performed due diligence on the material properties of both Elkedra and Great Western and (iii) Vaaldiam's management in respect of both financial and technical aspects of the transaction. In addition, Canaccord Capital Corporation, the financial advisor to the special committee provided a presentation of its fairness opinion to the committee that, subject to the assumptions and limitations described therein, concluded that the consideration being offered by Vaaldiam in the transactions, taken as a whole, is fair, from a financial point of view, to the holders of common shares of Vaaldiam. Based on the foregoing advice and their review of the transactions, the special committee was of the view that the transactions are in the best interests of Vaaldiam and its shareholders and therefore recommended that both the Elkedra and Great Western transactions be approved by the full board of directors.

The board of directors received a report from the special committee in respect of its deliberations and its recommendation and concurred fully therewith and unanimously approved the two transactions.

ITEM 5. **Full Description of Material Change**

Please see the attached press release for a full description of the material change.

ITEM 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

ITEM 7. **Omitted Information**

No significant facts have been omitted from this report.

ITEM 8. **Senior Officer**

Kenneth W. Johnson,
President and Chief Executive Officer
Tel. (416) 363-6927
Fax. (416) 363-2564

ITEM 9. **Date of Report**

July 10, 2007

VAALDIAM RESOURCES LTD.

Per: ______________________
Robert Yeoman,
Chief Financial Officer

Schedule A



July 3, 2007
Toronto, Ontario

VAA-TSX
vaapr2007-13

PRESS RELEASE

VAALDIAM ANNOUNCES INTENTION TO ACQUIRE DIAMOND PRODUCER ELKEDRA DIAMONDS AND DIAMOND EXPLORER GREAT WESTERN DIAMONDS TO CREATE LEADING DIAMOND COMPANY

Largest Shareholders of Elkedra and Great Western Agree to Lock-Ups in Favour of this Strategic Initiative

Vaaldiam Resources Ltd. ("Vaaldiam") (TSX - VAA) announces its intention to acquire all of the outstanding shares of diamond producer Elkedra Diamonds NL (ASX-EDN, AIM-EDN) and diamond explorer Great Western Diamonds Corp. (TSXV-GWD). The new company formed upon completion of this strategic initiative will be the dominant South American diamond producer and one of Canada's largest listed diamond companies with the following attributes:

- **Significant scale of operations:** This strategic initiative creates South America's largest diamond producer and positions Vaaldiam as a consolidator of the fragmented small and mid-tier diamond sector.

- **Diversified long-life production:** Vaaldiam will diversify its production with 100% ownership of two producing diamond mines with very attractive expansion potential. Production is expected to be:

    - 50,000 carats in 2007
    - 85,000 carats in 2008

  The anticipated development of Vaaldiam's Braúna kimberlite project is expected to significantly add to this production in the coming years.

- **Unparalleled development pipeline:** In addition to being South America's largest diamond producer, Vaaldiam will hold 100% interests in 53 kimberlite deposits and control approximately 1.5 million hectares of diamond exploration concessions in Brazil and Canada, including the following advanced-stage kimberlite exploration properties:

    - Braúna Project (Bahia State, Brazil)
    - Pimento Bueno and Ariquemes projects (Rondônia State, Brazil)
    - Candle Lake and Centennial projects (Fort á la Corne, Saskatchewan)

- **Enhanced capital markets profile:** Vaaldiam will be a multi-mine diamond producer with a pro forma market capitalization in excess of $160 million, increased liquidity and improved investor awareness attracting the attention of a broader group of international investors.

- **Experienced in-country teams:** Vaaldiam will benefit from experienced in-country development and operational teams in Brazil and highly-skilled exploration teams in Brazil and Canada, in addition to a proven management team with significant diamond industry experience.

THE ELKEDRA ARRANGEMENT

Under the terms of the planned scheme of arrangement, each Elkedra shareholder will be entitled to receive 0.52 of a Vaaldiam share per Elkedra share (the "Arrangement"). The board of directors of Elkedra has voted unanimously to support the Arrangement and have agreed to recommend the transaction to shareholders pursuant to a merger implementation deed executed with Vaaldiam. Vaaldiam and Elkedra have each agreed to pay a fee equal to 1% of the enterprise value of the other company in the event the merger does not proceed in certain circumstances. Vaaldiam has executed lock-up agreements pursuant to which a number of existing shareholders of Elkedra have agreed to vote an aggregate of 19.9 million Elkedra shares in favour of the Arrangement, representing approximately 19% of all outstanding Elkedra shares.

The Arrangement is subject to a number of conditions, including the absence of adverse material changes and receipt of all necessary regulatory, shareholder and court approvals. Full details regarding the Arrangement will be set out in a scheme booklet to be mailed to the shareholders of Elkedra in accordance with applicable securities laws. Elkedra expects to mail the scheme booklet to Elkedra shareholders in August.

THE GREAT WESTERN OFFER

Under the terms of the Great Western offer, each Great Western shareholder will be entitled to receive 0.45 of a Vaaldiam share per Great Western share (the "Offer"). The board of directors of Great Western has approved the Offer and have agreed to support the transaction pursuant to a support agreement executed with Vaaldiam. Lock-up agreements have been executed pursuant to which a number of existing shareholders have irrevocably agreed to tender an aggregate of 43.6 million Great Western shares to the Offer, representing approximately 49% of all outstanding Great Western shares.

The Offer will be subject to a number of conditions, including closing of the Elkedra arrangement in accordance with its terms, absence of adverse material changes, and receipt of all necessary regulatory approvals. As well, the number of Great Western shares to be deposited under the Offer and not withdrawn at the expiry of the Offer shall constitute not less than 66⅔% of the outstanding Great Western shares on a fully-diluted basis. The support agreement provides for the payment by Great Western of a break fee of $750,000 and an expense reimbursement fee in the amount of $710,000 payable by Vaaldiam under certain circumstances. Full details regarding the Offer will be included in a formal take-over bid circular to be circulated to the shareholders of Great Western in accordance with applicable securities laws.

Vaaldiam's controlling shareholder also indirectly holds a control position in Great Western and for this reason the Offer is an insider bid under applicable securities laws. Accordingly, the boards of directors of both Vaaldiam and Great Western have established independent committees to review and consider the transactions.

Any Great Western shareholder that is (i) a U.S. Person (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended) or (ii) holds Great Western shares on behalf of a U.S. Person (each of (i) and (ii) a "U.S. Shareholder" and collectively the "U.S. Shareholders") shall not be entitled to receive any Vaaldiam shares in connection with the Offer. Instead, Vaaldiam shares that would have otherwise been distributed to U.S. Shareholders will be deposited with the depositary and sold in the market through an orderly sale with the net cash proceeds being remitted to U.S. Shareholders."

ELKEDRA OVERVIEW

Elkedra owns and operates the Chapada diamond mine in the State of Mato Grosso in Brazil, which is expected to produce 25,000 carats of diamonds in 2007, increasing to 36,000 carats annually in 2008. During the past twelve months which was the first full year of operation and included a commissioning phase, Elkedra produced 20,131 carats of gem quality diamonds at an average sales value of US$393 per carat. The Chapada mine is known for producing large high quality diamonds evidenced by the high average size of the diamonds produced at 0.53 carats per stone with a number of diamonds larger than 20 carats having been recovered to date. The largest diamond produced to date at the Chapada operation weighed 27.35 carats, and was sold for US$205,125. Elkedra also holds a large area of exploration tenements in the Chapada mining area which has the potential to significantly expand output at the Chapada mine.

GREAT WESTERN OVERVIEW

Great Western owns the 830,000 hectare Rondônia diamond project in Brazil, situated to the north-west of Vaaldiam's 248,000 hectare Pimenta Bueno property. The Rondônia property encompasses eight kimberlite pipes, five of which are known to be diamond-bearing based on the limited sampling completed to date and has significant potential for new kimberlite discoveries. In Canada, Great Western is engaged in a three-year detailed evaluation program of the Candle Lake project, which consists of two large macro diamond-bearing kimberlite pipes located at the northern end of the Fort á la Corne kimberlite trend, which hosts Shore Gold Inc.'s (TSX-SGF) Star and Orion properties in Saskatchewan. Great Western also is actively exploring for new kimberlite pipes on the Centennial Project located in west-central Saskatchewan and around the known diamond-bearing kimberlite fields of north-central Alberta.

OVERVIEW OF THE COMBINED COMPANY

The combination of Vaaldiam, Elkedra and Great Western will create a leading diamond production, exploration and development company with a pro forma market capitalization of over $160 million. The new company is projected to have the ability to materially fund the advanced-stage kimberlite exploration and development costs from cash flow, thereby reducing dilution to its shareholders. The combined company will have strong management expertise and the financial capacity to realize the value potential of its exploration portfolio and to capitalize on future acquisition and consolidation opportunities.

Ken Johnson, President and CEO of Vaaldiam, commented: "*The combination of Vaaldiam with Elkedra and Great Western positions our company as South America's largest diamond producer marketing high quality diamonds with a combined average sales value of over US$300 per carat. The transaction also strengthens our management, operational and technical teams to clearly establish Vaaldiam as a leader in the diamond sector. The unique combination of the assets of Vaaldiam, Elkedra and Great Western provides all three companies' shareholders with the benefits of high value production to accelerate the exploration and development of our pipeline of exploration projects ranging from early exploration stage kimberlite projects through to feasibility stage projects.*"

Sam Randazzo, Elkedra's Executive Director, said today: "*The proposed bid from Vaaldiam creates an exciting opportunity for Elkedra shareholders. The combined group will be a clear leader in the South American diamond sector with significant production of high quality gem diamonds. Importantly, it also offers our shareholders immediate exposure to a number of advanced kimberlite projects in Brazil and Canada and brings together management teams with a proven track record in exploration, project development and mine operations. This is evidenced by the successful implementation of the Chapada project by Elkedra and the Duas Barras project by Vaaldiam.*"

Brent Jellicoe, Great Western's President and CEO, said today: "*The proposed bid from Vaaldiam creates a vertically integrated production and exploration company poised to capitalize on a wealth of diamond projects, in-house technical expertise, and management experience. The combined corporate entity has the size and strength to fund high-potential projects in both Brazil and Canada resulting in significant value added to shareholders from year-round field operations that substantially reduce risk in all facets of our exploration profile. For these reasons, the proposed bid presents a substantial opportunity for Great Western shareholders to participate in building a strong new diamond exploration and development company.*"

Vaaldiam's financial advisor is Canaccord Capital Corporation, its Canadian legal advisor is Fogler, Rubinoff LLP, its Australian legal advisor is Gadens Lawyers and its Brazilian advisor is Veirano Advogados. Continuing strategic advisory services are also being provided to Vaaldiam by National Bank Financial and Westwind Partners Inc. Legal advisors to Elkedra are Minter Ellison Lawyers. Financial and legal advisors to Great Western are Wellington West Capital Markets and Robertson Stromberg Pedersen LLP, respectively.

INVESTOR AND ANALYST CONFERENCE CALL

The investment community is invited to participate in Vaaldiam's conference call as follows:

Wednesday, July 4th, 2007 at 11:00 p.m. (EDT)

Toll Free (North America): 866-542-4236

Local/International: 416-641-6126

The conference call will be available for replay until July 18, 2007 by calling:

Toll free (North America): 1-800-408-3053

Local/International: 416-695-5800

Passcode: 3227809 #

The presentation that corresponds with the conference call is available via the Internet by visiting www.Vaaldiam.com/presentations. It will remain archived on the site.

This release has been reviewed by José Ricardo Pisani, Vice President, Exploration who is Vaaldiam's qualified person under National Instrument 43-101. For additional information regarding Vaaldiam please visit www.Vaaldiam.com or contact Ken Johnson, President and Chief Executive Officer or Janet Reid, Manager Investor Relations at (416) 363-6927.

This news release may contain forward looking statements, being statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Elkedra by Vaaldiam, the proposed acquisition of Great Western by Vaaldiam and discussions of future plans and objectives. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Vaaldiam's expectations are in Vaaldiam's documents filed from time to time with the Toronto Stock Exchange and provincial securities regulators, most of which are available at www.sedar.com. Vaaldiam disclaims any intention or obligation to revise or update such statements.

The following factors, among others, related to the proposed acquisition of each of Elkedra and Great Western and future plans and objectives could cause actual results or developments to differ materially from the results or developments expressed or implied by forward looking statements: the Vaaldiam shares to be issued in connection with the Elkedra offer or the Great Western offer may have a market value lower than expected; the businesses of Vaaldiam and Elkedra and the businesses of Vaaldiam and Great Western may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; the expected combination benefits from the acquisition of each of Elkedra and Great Western may not be fully realized by Vaaldiam or not realized within the expected time frame; Vaaldiam cannot determine the number of Elkedra shareholders or Great Western shareholders who may accept the Elkedra offer or the Great Western offer, respectively; the possible delay in the completion of the steps required to be taken for the acquisition of either Elkedra or Great Western and the ultimate combination of Vaaldiam with each of Elkedra and Great Western.

EXHIBIT 2.10

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. **Reporting Issuer**

Vaaldiam Resources Ltd.
55 University Avenue
11th Floor, Suite 1105
Toronto, Ontario
M5J 2H7

ITEM 2. **Date of Material Change**

July 19, 2007.

ITEM 3. **Press Releases**

Press releases in the form of Schedule A attached hereto were disseminated on July 19, 2007 via Marketwire Canada and Newswire.

ITEM 4. **Summary of Material Change**

Vaaldiam Resources Ltd. ("Vaaldiam") announced that it has entered into an agreement with Canaccord Capital Corporation (the "Underwriter"), which has agreed to purchase on an underwritten private placement basis, 29,500,000 subscription receipts of the Company (the "Subscription Receipts") at a price of Cnd$0.90 per Subscription Receipt (the "Issue Price") for aggregate gross proceeds to Vaaldiam of Cdn$26,550,000 (the "Offering"). The syndicate of underwriters for the Offering will be led by Canaccord Capital Corporation and includes National Bank Financial Inc., Westwind Partners Inc. and Wellington West Capital Markets Inc.

ITEM 5. **Full Description of Material Change**

Please see the attached press releases for a full description of the material change.

ITEM 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

ITEM 7. **Omitted Information**

No significant facts have been omitted from this report.

ITEM 8. **Senior Officer**

Kenneth W. Johnson,
President and Chief Executive Officer
Tel. (416) 363-6927
Fax. (416) 363-2564

ITEM 9. **Date of Report**

July 23, 2007

VAALDIAM RESOURCES LTD.

Per: *"Robert Yeoman"*
Robert Yeoman,
Chief Financial Officer

Schedule A



July 19, 2007
Toronto, Ontario

VAA-TSX
vaapr2007-14

VAALDIAM ANNOUNCES C$19 MILLION UNDERWRITTEN PRIVATE PLACEMENT FINANCING

Not for distribution to United States newswire services or for dissemination in the United States

Vaaldiam Resources Ltd. ("Vaaldiam") (TSX-VAA) is pleased to announce that it has entered into an agreement with Canaccord Capital Corporation (the "Underwriter"), which has agreed to purchase, on an underwritten private placement basis, 21,500,000 subscription receipts of the Company (the "Subscription Receipts") at a price of Cdn$0.90 per Subscription Receipt (the "Issue Price") for aggregate gross proceeds to Vaaldiam of Cdn$19,350,000 (the "Offering").

Each Subscription Receipt shall be deemed to be exchanged, without payment of any additional consideration and subject to adjustment, for one (1) unit of Vaaldiam (each a "Unit") on the earlier to occur of: (i) the Escrow Release Time (as defined below); and (ii) the Final Escrow Deadline (as defined below), in respect of the Subscription Receipts which remain outstanding after giving effect to the return of the Escrowed Funds (as herein defined) provided for below. Each Unit will be comprised of one common share of the Company (each an "Underlying Share") and one-half of one common share purchase warrant (each whole warrant, an "Underlying Warrant"). Each Underlying Warrant shall entitle the holder thereof to subscribe for one additional common share of the Company (a "Warrant Share") at an exercise price of $1.20 per Warrant Share at any time prior to the day that is 24 months from the Closing Date (as herein defined) of the Offering.

Vaaldiam plans to use the net proceeds of the Offering to advance Vaaldiam's projects, including those proposed to be acquired pursuant to the planned acquisition by the Company of all of the outstanding shares of (i) Elkedra Diamonds NL (the "Elkedra Transaction"), and (ii) Great Western Diamonds Corp. (together with the Elkedra Transaction, the "Acquisitions") and for general corporate working capital purposes. The Acquisitions are described in more detail in the press release of Vaaldiam dated July 3, 2007.

Upon the closing of the Offering, 25% of the gross proceeds of the Offering shall be delivered to Vaaldiam, with the remaining 75% (the "Escrow Ratio") of the gross proceeds of the Offering to be deposited in escrow (the "Escrowed Funds").

The Escrowed Funds will be released from escrow to Vaaldiam (after deducting the applicable Underwriters' commission) immediately following the closing of the Elkedra Transaction (the "Escrow Release Time"), provided that the following conditions (the "Escrow Release Conditions") have been satisfied before the Escrow Release Time:

a) all conditions precedent to the closing of the Elkedra Transaction shall have been satisfied or waived to the satisfaction of the Underwriter, acting reasonably; and

b) to the extent required in accordance with the rules of the Toronto Stock Exchange (the "TSX"), the Elkedra Transaction and the issuance of the Units pursuant to the Offering, shall have been approved by the shareholders of Vaaldiam.

In the event that either (i) the Escrow Release Conditions are not satisfied by the Escrow Release Time, or (ii) the closing of the Elkedra Transaction does not occur on before 110 days after the Closing Date (the "Final Escrow Deadline"), the Escrowed Funds, plus any accrued interest earned thereon, shall be returned *pro rata* to each holder of the Subscription Receipts in exchange for that number of Subscription Receipts held by such holder multiplied by the Escrow Ratio.

The Subscription Receipts will be offered in each of the provinces of Canada, offshore jurisdictions, and in the United States on a private placement basis pursuant to an exemption from the requirements of the United States Securities Act of 1933, as amended. Subject to restrictions in respect of sales from control blocks, the Subscription Receipts and the Underlying Shares will be subject to a four month hold period in Canada.

The Offering is scheduled to close on or about August 15, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX.

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States. The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

For additional information regarding Vaaldiam please visit www.vaaldiam.com or contact Ken Johnson, President and Chief Executive Officer or Janet Reid, Manager Investor Relations at (416) 363-6927.

This press release contains certain forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined, future prices of resources; possible variations in reserves, grade or recovery rates, accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.



July 19, 2007
Toronto, Ontario

VAA-TSX
vaapr2007-15

VAALDIAM ANNOUNCES INCREASE IN PREVIOUSLY ANNOUNCED UNDERWRITTEN PRIVATE PLACEMENT FINANCING TO $26.5 MILLION

Not for distribution to United States newswire services or for dissemination in the United States

Vaaldiam Resources Ltd. ("Vaaldiam") (TSX: VAA) is pleased to announce that it has amended the terms of the previously announced underwritten private placement (the "Initial Offering") to increase the size of the offering (the "Increased Offering" and together with the Initial Offering, the "Offering") by an additional 8,000,000 subscription receipts (the "Subscription Receipts"). The syndicate of underwriters for the Offering will be led by Canaccord Capital Corporation and includes National Bank Financial Inc., Westwind Partners Inc. and Wellington West Capital Markets Inc. (collectively, the "Underwriters"). The obligation of the Underwriters to purchase from the Company the Subscription Receipts forming a part of the Offering shall be conditional on the Company receiving all necessary regulatory and shareholder approvals. As a result of the Increased Offering, the Underwriters have agreed to purchase an aggregate of 29,500,000 Subscription Receipts for aggregate gross proceeds to Vaaldiam of Cdn$26,550,000.

The specific terms of the Offering were set out in an earlier press release of the Company dated July 19, 2007.

The Offering is scheduled to close on or about August 15, 2007.

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States. The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

For additional information regarding Vaaldiam please visit www.vaaldiam.com or contact Ken Johnson, President and Chief Executive Officer or Janet Reid, Manager Investor Relations at (416) 363-6927.

This press release contains certain forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined, future prices of resources; possible variations in reserves, grade or recovery rates, accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

EXHIBIT 2.11

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. **Reporting Issuer**

Vaaldiam Resources Ltd.
55 University Avenue
11th Floor, Suite 1105
Toronto, Ontario
M5J 2H7

ITEM 2. **Date of Material Change**

August 15, 2007.

ITEM 3. **Press Releases**

Press release in the form of Schedule A attached hereto was disseminated on August 15, 2007 via Marketwire Canada.

ITEM 4. **Summary of Material Change**

Vaaldiam Resources Ltd. ("Vaaldiam") (TSX:VAA) announced that it has closed the underwritten private placement offering (the "Offering") of 29,250,000 subscription receipts (the "Subscription Receipts") led by Canaccord Capital Corporation and a syndicate of underwriters including National Bank Financial Inc., Westwind Partners Inc. and Wellington West Capital Markets Inc. (collectively, the "Underwriters"). The Subscription Receipts were issued at a price of Cdn$0.90 per Subscription Receipt resulting in aggregate gross proceeds to the Company of Cdn$26,325,000.

ITEM 5. **Full Description of Material Change**

Please see the attached press release for a full description of the material change.

ITEM 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

ITEM 7. **Omitted Information**

No significant facts have been omitted from this report.

ITEM 8. **Senior Officer**

Kenneth W. Johnson,
President and Chief Executive Officer
Tel. (416) 363-6927
Fax. (416) 363-2564

ITEM 9. **Date of Report**

August 22, 2007

Schedule "A"


VAALDIAM

August 15, 2007
Toronto, Ontario

VAA-TSX
vaapr2007-17

VAALDIAM RESOURCES CLOSES THE PREVIOUSLY ANNOUNCED PRIVATE PLACEMENT FINANCING

Not for distribution to United States newswire services or for dissemination in the United States

Vaaldiam Resources Ltd. (the "Company" or "Vaaldiam") (TSX-VAA) is pleased to announce that it has closed the underwritten private placement offering (the "Offering") of 29,250,000 subscription receipts (the "Subscription Receipts") led by Canaccord Capital Corporation and a syndicate of underwriters including National Bank Financial Inc., Westwind Partners Inc. and Wellington West Capital Markets Inc. (collectively, the "Underwriters"). The Subscription Receipts were issued at a price of Cdn$0.90 per Subscription Receipt resulting in aggregate gross proceeds to the Company of Cdn$26,325,000.

Vaaldiam plans to use the net proceeds of the Offering to advance its mineral projects, including those proposed to be acquired pursuant to the planned acquisition by the Company of all of the outstanding shares of (i) Elkedra Diamonds NL (the "Elkedra Transaction"), and (ii) Great Western Diamonds Corp. (together with the Elkedra Transaction, the "Acquisitions") and for general corporate working capital purposes. The Acquisitions are described in more detail in the press release of Vaaldiam dated July 3, 2007.

Upon closing of the Offering, 25% of the gross proceeds of the Offering (less the fees and expenses of the Underwriters on such amount) were delivered to the Company, while the remaining 75% of the gross proceeds (the "Escrowed Funds") of the Offering were deposited into escrow.

The specific terms of the Offering, including the description of the conditions to the release to the Company of the Escrowed Funds were set out in the press release of the Company dated July 19, 2007.

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States. The securities being offered have not, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

For additional information regarding Vaaldiam please visit www.vaaldiam.com or contact Ken Johnson, President and Chief Executive Officer or Janet Reid, Manager Investor Relations at (416) 363-6927.

This press release contains certain forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities;

changes in project parameters as plans continue to be refined, future prices of resources; possible variations in reserves, grade or recovery rates, accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

EXHIBIT 2.12

VAALDIAM RESOURCES LTD.

TECHNICAL REPORT

DUAS BARRAS DIAMOND PROJECT, BRAZIL

PRESENTING DETAILS OF DIAMOND RESOURCES COMPLIANT

WITH

CANADIAN NATIONAL INSTRUMENT 43-101

Richard H. T. Garnett, PhD., C.Eng.
President
Valrik Enterprises Inc.

Paul J. Daigle, P.Geo.
Senior Project Geologist
Vaaldiam Resources Ltd.

30th March 2007

2. CONTENTS OF THE REPORT

2.1. Table of Contents

2.2. List of Figures

2.3. List of Tables

2.4. List of Appendices

2.5. Units Used

All units employed are metric, except where otherwise stated.

3. SUMMARY

The following report, prepared by Vaaldiam Resources Ltd. ("Vaaldiam"), on the Duas Barras Diamond Project in Brazil presents a Mineral Resource estimate that is compliant with Canadian National Instrument 43-101. This report updates the previous one of 1 May 2006.

Property Location and Mineral Title

The Duas Barras Property ("the Property") is located in Minas Gerais State, Brazil, approximately 250 km north of Belo Horizonte, the State capital. It is easily accessible by asphalt highways from the major air-service cities. A well maintained dirt road connects the highway to the Property on the left bank of the Jequitinhonha River which flows north through rolling hills. The River has hosted alluvial mining operations on all scales since the 18th Century for the recovery of gold and diamonds. The latter were released from an intermediate source to the south, the Sopa Conglomerate, a unit of the Espinhaço Supergroup.

In February 2007 Vaaldiam, operating through a Brazilian subsidiary, was granted the two main permits necessary to operate an open-pit mine on the Property: the *Decreto de Lavra* (Mining Permit) granted by the DNPM, the Federal National Department of Mineral Production; and the Temporary Operating Licence granted by FEAM, the State environmental agency. The final *Licença de Operação* (Operating Licence) is expected tol be granted in April 2007. Vaaldiam has complied with all rules and regulations established by the Federal and State mining and environmental agencies.

Exploration by Vaaldiam within the Property

During 2005 and 2006, Vaaldiam completed two systematic drilling programs, using both percussion and rotary drills, to confirm the presence of diamondiferous gravels and to determine their areal extent and variable thickness. Concurrently, bulk sampling was undertaken to provide an estimate of the diamond and gold grades of the gravels.

Drilling

In May 2005 Vaaldiam initiated its self-managed percussion program using a company-owned Banka drill. By March 2006, a total of 63 drill holes, involving 1,092 m of penetration, had been completed on a largely 100 x 100m regular, grid spacing with some infilling at 50 m spacing. Each drill hole provided the bedrock elevation and, from the evidence of the cuttings, the thickness of gravels categorized by colour.

In February 2006, the rotary drilling program was added to the exploration program and was carried out by Geoaktivan, a Belo Horizonte based drilling company, using a faster, Maquesonda, mechanical rotary drill. This second program served to accelerate the exploration by quickly, and almost completely, infilling the existing grid. By June 2006, an additional 107 drill holes, producing 2,269 m of core, had been completed at 50 x 50m to delineate a gravel deposit with an areal extent of approximately 1,400 m by 250 m and an average thickness of 7 m.

The results at 50 m spacing demonstrated physical continuity of the gravels and yielded an estimated gravel volume for the northern arm of the Property. In the southern arm 14 drill holes, on a 100 x 100m grid, revealed the presence of additional gravels over an area approximately 250 m by 250 m. To date, 198 holes have been drilled, with the computerized logs available for all 3,837 m penetrated. Of these some Banka holes had been drilled for the purpose of the estimating the gold grade and its variability.

Bulk Sampling

Between March 2005 and July 2006, Vaaldiam collected two bulk samples from Pit 1 and Pit 2. Excavation was by means of shovel and truck or gravel pump, as necessary. Each sample was collected and processed in the form of several sub-samples. The objective was to quantify the diamond grade and its variation within four identified stratigraphic gravel units (upper, intermediate, transitional, and basal) of differing thickness and degree of representation within the total gravel horizon.

All the samples were fed to a dedicated treatment plant incorporating jigs, grease tables and a sluice box to recover both diamonds and gold. The composite bulk sample recovered from Pit 1 yielded 98.02 carats, represented by 436 diamonds, from a total of 1,886 m^3. That from Pit 2 produced 61.22 carats, in the form of 179 diamonds, from 721 m^3.

Diamond Grade and Valuation

The overall grade was estimated from the results achieved for the transitional and basal units in Pit 1. The intermediate and upper gravels were excluded because their apparent low grades, possibly a result of dilution by slumped overlying sediments, implied that they are not potentially payable. The average ratio of the basal unit's thickness to that of the transitional unit in Pit 1 was 6:4. This ratio was applied to the constituent sample grades by assigning 6 parts at 0.22 cts/m^3 and 4 parts at 0.07 cts/m^3 to give a weighted average of 0.16 cts/m^3.

A diamond parcel of 169.15 carats, all derived from the bulk sampling, with a lower cut-off size of 2 mm, was evaluated by CIDAMA, a local, independent, diamond evaluation and marketing company. The average size and value were 0.23 ct/stone and US$ 197/ct. The largest stone, a 4.66 ct white dodecahedron, was alone valued at US$ 1395/ct. The parcel contained, in addition, 24 diamonds, totaling 33.23 cts within a 1.0 to 4.0 ct/stone range, were allocated an average value of US$ 354/ct.

Gold Valuation

The fine fraction from each of seven sub-samples from Pit 1 was processed through a closed circuit Pleitz jig and gold sluice to recover the contained free gold. Nomos Laboratório in Rio de Janeiro processed a resulting enriched concentrate to recover 297.90 g of gold. By the some methodology as applied to the diamond grade estimation the gold grade was shown to be 0.180 mg fine gold/m^3.

Mineral Resource Estimation

Vaaldiam successfully conducted the exploration drilling and bulk sampling programs with the objective of estimating a Mineral Resource for the Property. Each drill hole that intersected gravels was allocated an area of influence to which a corresponding gravel thickness was assigned, to produce a gravel volume, and the results were formatted as a data bank. Individual such volumes were categorized as either Indicated or Inferred and the summation of each classification provided a 43-101 compliant Indicated Mineral Resource and a compliant Inferred Mineral Resource. No measured Resource was estimated because grade continuity had not been proven. The resource figures are detailed in the following table.

Mineral Resource	Volume (m^3)	Diamond Grade (cts/m^3)	Diamond Content (carats)	Fine Gold Grade (mg/m^3)	Fine Gold Content (kg)
Indicated	1,843,000	0.16	295,000	182	335
Inferred	856,000	0.16	137,000	182	156
Total	2,699,000	0.16	432,000	182	491

In July 2006, Vaaldiam decided to advance the project to full production by the end of the first quarter of 2007. Two months later construction was begun of an 80 m^3/hr jig plant capable of treating 240,000 m^3/year for both diamond and gold recovery from the Resources identified on the Property.

4. INTRODUCTION

4.1. Terms of Reference of the Report

Vaaldiam Resources Ltd. ("Vaaldiam") commissioned Richard H.T. Garnett, President of Valrik Enterprises Inc., and Paul Daigle, Senior Project Geologist of Vaaldiam Resources Ltd., ("the authors") to prepare a Technical Report on the Duas Barras alluvial diamond property, Brazil ("Property") that is compliant with Canadian National Instrument 43-101 (NI 43-101).

Richard Garnett specializes as a consultant on the evaluation and exploitation of placer deposits. His international experience has been gained since 1992.

Mr. Daigle has been responsible for the exploration program completed on the Property and for any on-going exploration work. He has been on the Property several times since November 2005. In his capacity as Senior Project Geologist, Mr. Daigle works under the direction of Sr. José Fernando Tonoli, Project Manager and Senior Geologist of Vaaldiam. Sr. Tonoli has gained 28 years of experience in the mining industry in Brazil, and of which 24 years were in property acquisition, and mining development and operations with DeBeers Brasil Ltda.

Vaaldiam has accepted the qualifications; expertise, experience, competence and the professional reputation of the authors and that they are appropriate and relevant for the preparation of this Technical Report.

4.2. Layout of the Report

A 43-101 compliant report is required to report on the following subjects. These may be found in the following text at the pages stated below.

4.3. Reliance on Other Experts

In their review of the Property, the authors have relied on:

(a) exploration data provided and generated by Vaaldiam, and

(b) historical exploration data provided by the original mineral rights owner, Mineraçao Marly Ltda. ("Marly").

4.4. Previous 43-101 Reports on the Property

A technical report, dated 1 May 2006, on the Duas Barras Project, was prepared by Wardrop Engineering Inc. and submitted to Vaaldiam (Maunula and Daigle, 2006).

No other 43-101 compliant reports have been issued.

5. PROPERTY DESCRIPTION AND LOCATION

The Property is defined by the mineral rights originally held by Marly, under a *Decreto de Lavra* (Mining Permit) No. 806.569/77, granted on 25 August 2006 by the *Departamento Nacional de Produção Mineral* ("DNPM"), the Brazilian National Department of Mineral Production. Notice of the full transfer of these same mineral rights to Vaaldiam's Brazilian operating subsidiary has been recorded as a "Public Deed of Donation" of Mineral Rights in the country's Official Gazette.

5.1. Location

The property covers an area of 170.89 ha with its boundary defined by latitude and longitude cordinates provided in Appendix (1). It and is situated, as shown in Figure (1).


BRAZIL
MINAS GERAIS STATE
MINAS GERAIS STATE
DF
BA
Montes Claros
DUAS BARRAS
Diamantina
BELO HORIZONTE
ES
SP
RJ
Scale
0
250
kilometres
LEGEND

Figure (1): Location of the Duas Barras Property in Minas Gerais State

The Property is located:

(a) approximately at latitude 17° 38' S. and longitude 43° 37' W. in central Minas Gerais State of Brazil;

(b) approximately 700 km to the northeast of the city of Sao Paulo and roughly 250 km to the north of Belo Horizonte, the state capital;

(c) 85 km to the north of the town of Diamantina, and on the eastern flank of the Serra do Espinhaço. See Figure (2);

(d) in the *Prefeitura Municipal* (Municipality) of Olhos d'Agua, which town lies 27 km to the north, and

(e) along the left bank of the upper Jequitinhonha River within the *Fazenda Duas Barras* (Duas Barras Ranch), a working cattle farm owned by Sr. Geraldo Coelho Moura.


VAALDIAM RESOURCES LTD.
DUAS BARRAS PROPERTY LOCATION
LEGEND
from Montes Claros
BR 451
Olhos d'Agua
BR 367
DUAS BARRAS
BR 135
Diamantina
BR 259
from Belo Horizonte and Curvelo
N
Scale
0
50
Kilometres
-44,5
-44
-43,5
-43

Figure (2): Topographical map showing the location of the Duas Barras Property relative to the Serra do Espinhaço

5.2. Accessibility, Climate, Local Resources, Infrastructure, and Physiography

5.2.1. Accessibility

From Belo Horizonte the Property can be accessed by the following paved highways:

(a) BR-040 for approximately 98 km towards the northwest to join:

(b) BR-135 towards the city of Montes Claros, and at Curvelo joining:

(c) BR-259 which extends 122 km to the town of Diamantina where it turns north into:

(d) BR-367 which, after 74 km, junctions with:

(e) BR-451 which, after approximately 50 km to the northwest and 12 km north of a bridge over the Jequitinhonha River, meets a 15 km gravel road leading to the Property.

The Property is most easily reached from the city of Montes Claros which is serviced daily by air from Sao Paulo. From Montes Claros by highways:

(a) BR-135 heading south for 70 km to the town of Bocaiuva where:

(b) BR-451 turns south-southeast for 42 km to the town of Olhos d'Agua, and continues beyond Olhos d'Agua for an additional 5 km to meet the 15 km gravel road, described above, leading to the Property.

An 800 metre long laterite airstrip located on the Property could be rendered serviceable with minimal work.

5.2.2. Climate

The climate is semi-arid, with an average of 1500 mm of rainfall during the wet season (November to March). Mean temperatures range from 17 to 20 degrees Celsius Exploration can be undertaken throughout the year in the more elevated parts of the Property but the lower parts of the flood plain close to the river become flooded during the wet season. Previous experience has shown that heavy rainfall and/or increased groundwater flow may cause slumping of open-pit walls.

5.2.3. Local Resources

Montes Claros, with a population of approximately 200,000, is the closest major centre. The city has all of the necessary services and suppliers that are required to operate an exploration program, including skilled and semi-skilled labour: an adequate supply of fuel, food supplies, construction materials, and manufacturing shops. Diamantina is also a source of skilled labour and hosts equipment manufacturers with experience specific to the diamond mining and processing industries.

5.2.4. Infrastructure

The area is utilized primarily for cattle ranching and the raising of other livestock. Yuka trees are harvesting from dedicated plantations for the production of charcoal to be used in the metallurgical industry.

The nearest existing electrical power (high tension national grid and sub-station) is located 34 km from the Property. Most of the local farms are connected at lower voltage to the grid. Vaaldiam will generate power for its planned mining operations by means of its own dedicated diesel generator, presently being installed. Investigations are being conducted into the feasibility of locally generating hydro-electric power.

The required clean water for a future mining operation will be supplied from three sources: four fifths as recycled water from the tailings, and the balance both from the Jequitinhonha River and from groundwater via dewatering pits.

5.2.5. Physiography

Rolling hills and valleys are dominated locally by the flood plain of the northerly flowing Jequitinhonha River. The Property covers a 5 km, curved length of the plain on the left (generally western) side of the River. Variations in elevation within the Property range from 632.0 m above sea level ("asl") at the level of the River, to 679.6 m asl at the highest point within the Property. The hills immediately north of the Property attain an elevation of approximately 800 m ASL. Vegetation is composed of *cerrado*, a natural scrub bush that is typical of the drier parts in the State.

5.3. Permits

Two documents allow Vaaldiam[1] to prepare for mining and to install equipment:

(a) The *Decreto de Lavra* (Mining Permit) No. 806.569/77, granted on 23 August 2006 by the *Departamento Nacional de Produção Mineral* ("DNPM"), and

(b) The *Licença de Installação* (Licence of Installation) LI–n°00063/2002/004/2006, granted on 4 April 2005 by the *Fundação Estadal de Meio Ambiente* ("FEAM"), the Minas Gerais State Environmental Authority.

Mining operations may be commenced under a "Temporary Operating Licence" which recently has been granted by FEAM (Ref: Vaaldiam press release, 19 February, 2007). Vaaldiam expects to receive the final *Licença de Operação* (Operating Licence) from FEAM in April 2007.

Vaaldiam has applied to the *Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis* ("IBAMA"), the Federal Environmental Agency, for an *Anuência*, a special authorization, to operate within a 15 km of a national park. Although Vaaldiam may begin operations under the State-controlled *Licença de Operação*, this Federal, environmental authorization is still necessary.

A 50 m wide margin must be maintained in all places between Vaaldiam's future mining operations and the bank of the Jequitinhonha River. However, a special dispensation can be granted for a reduction of the margin.

Vaaldiam has complied with all the rules and regulations established by the DNPM and the environmental departments COPAM, FEAM, *Instituto Estadual de Florestra*[2] ("IEF")[3], and IBAMA. The authors are not aware of any environmental liabilities or transgressions to which the Property is subject.

All of the necessary filings and registrations have been made with the DNPM and other applicable agencies with respect to the Property. The Property is in good standing, and is clear of all liens, charges and encumbrances. Sr. Geraldo Coelho Moura, the Duas Barras farm owner, continues to control the surface rights to the Property.

---

[1] Vaaldiam operates through two Brazilian subsidiaries. For simplicity Vaaldiam and its subsidiaries are referred to collectively, except where stated, as "Vaaldiam".

[2] Environmental agency for forestry.

[3] COPAM, FEAM and IEF are presently being combined into a single State agency.

5.4. History

In January 2005 Vaaldiam, through its 99.99%[4] owned subsidiary, Mineração Paraguaçu Industria e Comercio Ltda. ("MPIC")[5] entered into an option agreement to acquire from Marly a 70% interest in the Property, to be held in a joint venture to be formed for the purpose. The terms of the option required that in the event of it being exercised by MPIC, the company would:

(a) pay US.$ 150,000 to Marly;

(b) provide to the joint venture equipment, for its use, and advances of working capital with an aggregate value of US.$ 1,500,000;

(c) receive from Marly a further option to acquire Marly's remaining 30% interest in the joint venture at any time in return for the payment of US.$ 1,000,000;

(d) pay a 6 % gross royalty to the Property's surface owner on all revenue from mineral sales.

During 2005, in order to determine whether or not to exercise its option, Vaaldiam completed two programs on the Property:

(a) A percussion drilling program to confirm the presence of gravels of sufficient thickness and lateral extent, and

(b) A bulk sampling program, involving the open-pit extraction and processing of approximately 1,885 cubic metres of gravel, at a site which encompassed previous Marly diggings to:

- assess the diamond grade of the gravels, and

- substantiate, if possible, a grade estimate provided previously by Marly.

Following successful completion of the two programs, Vaaldiam, in December 2005, renegotiated the terms of the original agreement, obtaining the right to earn an additional 5% interest in the Property in return for a payment of US.$ 50,000 to Marly. On December 22, 2005 Vaaldiam exercised its recently increased option to acquire the 75% interest in the Property, leaving Marly with 25%. Vaaldiam's operating company for the Duas Barras project is Mineração Montes Claros Ltda. ("MMC"), 99.99% owned by MPIC[6][7].

On November 29, 2006 exercised its option to acquire from Marly all the remaining 25% interest in the Property, with payment to Marly according to the following schedule:

---

[4] The gradually decreasing balance is held, as required by Brazilian law, by a Brazilian entity, MSP Partipações S.A.

[5] Recently renamed Vaaldiam do Brasil Minerção Ltda. ("VBM")
[6] The gradually decreasing balance is held by Vaaldiam's employee, Sr. José Fernando Tonoli.
[7] Hereafter in this report, except where specifically stated, MPIC, VBM, and MMC are referred to, for simplicity, as "Vaaldiam"

- US.$ 200,000 on Marly's submission of an application to the DNPM for the cession of the Property's mining rights to MMC;

- US.$ 400,000 on the DNPM's approval and registration of the Property's mineral rights in the name of MMC, and

- US.$ 350,000 to be paid to Marly upon the sale of the first diamond production from the Duas Barras deposit, which is expected to occur during the first quarter of 2007.

MMC, effectively Vaaldiam, has the exclusive right of exploration, development and exploitation with respect to the Property.

6. REGIONAL GEOLOGY

6.1. Brazilian Context

Brazil hosts the majority of the South American Platform, the basement of which is composed of metamorphic and igneous rocks, almost entirely of Precambrian age. Crystalline shields cover more than one third of the country, and the rest comprises primarily sedimentary basins.

Two major cratonic areas, the larger Amazonic and the smaller São Francisco craton, are surrounded and separated by fold belts which originated during the Brazilian-Pan African orogenic cycle (0.9-0.57 Ga). The Platform was subjected during the Phanerozoic to the distortional effects of plate tectonics. Extensional forces which created wide intercratonic basins. Commencing in the Silurian, thick sedimentary sequences that accumulated in the basins. In Jurassic and Cretaceous times the development of the Atlantic Ocean resulted in the formation of smaller, narrow, rift type basins.

Rifting in the southern part of the São Francisco craton resulted in the development of a rift-sag basin (Uhlein et al., 1998). According to Chaves et al (2000) a trending trough, more than 1,000 km long and 50-100 km wide, cut the craton in a north-south direction northwards from around Belo Horizonte. About 3,000 m of sediments, forming the Espinhaço Supergroup, were deposited in the trough, which is now marked by the Serra do Espinhaço Range. See Figure (3).

6.2. Espinhaço Supergroup

The Espinhaço Supergroup is truncated by many bodies of metabasites, in the form of deeply weathered dykes and sills. The Supergroup hosts three geological units; the central Espinhaço Group, and the Macaúbas and Bambuí Groups, respectively to the east and west. The central unit is part of the Serra do Espinhaço, referred to as the Serra Mineira. It exhibits escarpments and rock massifs alternating with flat lands. The northerly to northeasterly flowing Jequitinhonha River is located in both the Espinhaço Supergroup, in its upper reaches, and the Macaúbas units.

The Supergroup is folded in a broad anticlinorium (the Serra Mineira Anticlinorium), oriented north-south, with a closure in the north. Internally, the structure exhibits a succession of relatively open anticlines and synclines. The layers exhibit a steep dip along the eastern flank of the anticlinorium, along the contact with the Macaúbas Group. Parts of this contact are tectonized, with the development of mylonitic rocks. The Macaúbas Group lies directly upon the Galho do Miguel and Sopa-Brumadinho Formations of the Espinhaço Supergroup, indicating a deep erosional unconformity.

The diamondiferous Sopa Conglomerate occurs in the lower part of the basal Diamantina Group. Also known as the Sopa Brumadinho (Lenney et al., 1996), it is a clast supported rock with a variable argillaceous to coarse-grained sandy matrix, and contains detrital diamonds. According to Chaves et al (2000), the Sopa Conglomerate was deposited mainly in alluvial fan, braided river and fan delta systems. As illustrated in Figure (4), the Sopa-Brumadinho Formation has a significant expression in area around Diamantina.


DUAS BARRAS
Diamantina
N
GEOLOGY
Scale
0
25
kilometres


Terraces and Alluvial Deposits
Detrital Laterite Deposits
Pedro Lessa Formation
Tres Marias Formation
Paraopeba Formation
Lagoa do Jacare Formation
Serra do Catuni Formation
Duas Barras Formation
Macaubas Group
Metabasic Rocks
Rio Pardo Grande Formation
Diamantina
Corrego dos Borges Formation
Santa Rita Formation
Gaino do Miguel Formation
Sopa-Brumadinho Formation
São João de Chapada Formation
Espinhaço Supergroup
Costa Sena

Figure (3): Regional geological map showing the location of the Duas Barras Property relative to the Serra do Espinhaço, with enlarged legend

The Macaúbas Group is divisible into three formations. The Domingas Formation is the lowest unit, having restricted occurrence, and is composed of metasiltites containing lenticular bodies of stromatolitic dolomites. This pelitic and carbonaceous sequence is overlain by the Duas Barras Formation which generally comprises poorly sorted and impure quartzites. A feature of these rocks is the constant presence of centimetre-thick microconglomeratic horizons and fine, micaceous quartzites, with channelized cross-bedding and phyllite layers. The uppermost unit of the Macaúbas Group is the Serra do Catuni Formation of metadiamictites, quartzites and phyllites. Both the The Duas Barras quartzites and lithological members Serra do Catuni Formation underlie the Property.

The Bambuí Group is represented by a deeply weathered package of phyllites and metasiltites. These rocks are attributed to the Serra de Santa Helena Formation.


ITACAMBIRA
ENGENHEIRO NAVARRO
TERRA BRANCA
MINAS NOVAS
ARAÇUAÍ
ITAMARANDIBA
DIAMANTINA
17°
18°
44°
43°
VI GRUPO BAMBUÍ
VI SEQUÊNCIA VULCANO SEDIMENTAR
IV GRUPO MACAÚBAS
III GRUPO MACAÚBAS
II SUPERGRUPO ESPINHAÇO
I EMBASAMENTO

Figure (4): Simplified geological map of the region showing (a) the central Espinhaço, the Bambuí, and Macaúbas Groups, and (b) the location (black arrow) of the Duas Barras Property on the flood plain (yellow) of the Jequitinhonha River. After Campos and Gonzaga (1999).

7. REGIONAL MINERALIZATION

7.1. Introduction

Minas Gerais State possesses over 300 years of mining history and continues to host many large and small mines. The central part of the State contains major reserves of iron and, to a lesser extent gold, especially in the "Iron Quadrilateral" near Belo Horizonte. Otherwise, the State is known for its large variety of gemstones, including diamonds, many of which are derived from the western Triângulo Mineiro.

7.2. Diamond Mineralization

All of the economic diamond deposits in Brazil presently are in the form of secondary concentrations, or placers, as opposed to primary kimberlitic sources. Placers range from lithified paleo deposits of Proterozoic age to more recent gravel-rich, alluvial deposits formed in association with existing fluvial systems. Diamonds have been produced from the State of Minas Gerais since 1729 when they were first discovered in alluvial gravels near Diamantina within the Espinhaço Range.

7.2.1. Provenance and Intermediate Sources

According Chaves at al. (2001) diamond-bearing deposits from the Espinhaço Range are associated with three distinct periods in the geological record. Precambrian, diamond-bearing rocks were introduced into the crust at locations which remain unknown. Some have considered the source of the diamonds to be itacolumite, others that it is a quartzite, or meta-volcanics.

Diamonds were later eroded from these primary rocks and were deposited in the Precambrian conglomerates of Espinhaço basin where they were re-worked several times. During the Phanerozoic structural uplifting of the Espinhaço Range resulted in the erosion, repeated re-working, and finally the deposition, of diamonds in fluvial systems such as the Jequitinhonha River. Figure (5) shows the locations of diamond mining sites.

7.2.2. Formation of Alluvial Diamond Deposits

A placer deposit (which term includes alluvial, colluvial, and eluvial deposits) is a detrital one within a geomorphological feature by which it may be classified (Garnett and Bassett, 2005). Alluvial deposits are formed in a fluvial environment. The high, or relatively high, density possessed by some minerals serves as the principal cause of their deposition and concentration in sediments. Placer formation "is initiated by a combination of tectonic activity and variations in climate and sea level. Physical and chemical weathering facilitates all forms of erosion and release of minerals into sediments that are transported, sorted, deposited and, and commonly reworked." Diamonds are more commonly concentrated in fluvial environments as a very minor constituent (parts per billion) of alluvial deposits. They are accompanied by other accessory, heavy minerals.


LEGEND
Project Site
Highways
Roads main, secondary
River
Towns
Ranch
Alluvial Flats
Historic Diggings
DUAS BARRAS
Terra Branca
Olhos d'Agua
Paredão
Jequitinhonha River
Flat Leonel
Barra Rica
Fazenda Duas Barras
Poçanha
Capão Comprido
Duas Barras
São Domingos
Contagem
Flat Lamarão (a.k.a. Tocos)
Lavrinha
Sen. Mourão
Fazenda Lamarão
Domingas Project
Rio Novo's Dredge Operation
(closed Dec 2006)
Inhaí
Inhaí
Jequitinhonha River
Coelho Mirim
JOBÓ
CAMPO SAMPAIO
SÃO JOÃO DA CHAPADA
Maria Nunes
Fazenda Caldeira
Pinheiros
Mendanha
N
MORRINHOS
SOPA
GUINDA
DIAMANTINA
BOA VISTA
EXTRAÇÃO
Inferno
Scale
0
25
kilometres
Source: DNPM, 1991

Figure (5): Location of historic diamond mining areas in the Sopa Conglomerate around Diamantina and on the Jequitinhonha River (after DNPM, Brazil, 1991).

"Changes in energy levels and the relative physical characteristics (size, density and shape) of the sediments and minerals determine the style of placer formed." Lag placers (Appendix 2), in which the grade falls with increasing depth results from an increase in energy that winnows out the hydraulically lighter particles near surface. Accumulation placers, in which the grade rises with increasing depth (in places to attain a maximum immediately above bedrock) are formed by selective settling of hydraulically heavier particles due to a reduction in energy.

Both styles are found in diamondiferous alluvials which most commonly form within the flood plain of a river, and beneath the river itself. Repetitive supply of sediments and minerals and reversals of energy levels may create one or more phases of both lag and accumulation styles in a single vertical profile through a deposit. Re-working of the sediments in places augments the concentration of diamonds, expressed as the grade (Garnett and Bassett, 2005).

7.2.3. Characteristics of Alluvial Diamond Deposits

Marshall and Baxter-Brown (1995) provided a summary of the characteristics of alluvial diamond deposits. The most important economic attributes are size (thickness and lateral extent), grade, and the quality of the diamonds. Typical grades for economic alluvial deposits range from <0.03 cts/m^3 to several cts/m^3, although the average grade mined has declined over the years. Some of the lowest grades have been mined successfully in Brazil.

The sediment particle sizes, elevational changes and morphology of the bedrock, and diamond "size" (carats/stone) combine to influence the ease or difficulty of mining and diamond recovery. Diamonds most commonly are found in uni- or bi-modally distributed sediments with a wide range of particle sizes from silt to boulders.

Various resistant accessory minerals possessing a similar density or hydraulic equivalence (combination of size, density and shape) to diamonds (3.5 g/cm^3) commonly occur with diamonds in a placer deposit. Examples include tourmaline (3.0 – 3.2 g/cm^3), garnet (3.15 – 4.30 g/cm^3), kyanite (3.56 – 3.67 g/cm^3), corundum (3.95 – 4.10 g/cm^3), rutile (4.18 – 4.25 g/cm^3), ilmenite (4.5 – 5.0 g/cm^3), and magnetite (5.17 – 5.18 g/cm^3). Very finely sized, especially flattened, gold (15.0 – 19.3 g/cm^3) may also exist as an accessory, its size and shape compensating for its considerably higher density. In places accessory gold may assume sufficiently high concentrations that its extraction as a by-product is economically viable. The most common accompanying mineral is quartz (2.65 g/cm^3)

The presence of certain accessory minerals ("heavy minerals") in a placer deposit may signify, though in places unreliably, the presence of diamonds. A useful, sympathetic relationship may even exist between the diamond grade, expressed as carats/m^3, and the concentration, expressed as mg, g, or kg/m^3, of one or more of the accessory "indicator minerals".

Diamonds, as a mineral commodity, are unique in the mining industry, in that there is no fixed price for the "rough goods". The price of each diamond, expressed as US$/ct (1.0 ct = 0.2 g), is variable and governed by its "size" and quality. The four categories of quality, in order of decreasing value, are gem, near-gem, industrial and boart. Mainly gem quality diamonds exist in alluvial deposits several kilometres or more from the primary source because lower quality stones tend to be destroyed during sedimentary transport. The average value[8] of the rough diamonds in a deposit is determined from a sufficiently large "parcel", of the order of hundred, of stones.

[8] At one extreme is the figure of US.$ 9/ct, for example, at Mbuji Mayi in the Democratic Republic of Congo. At the other is a value of over US.$ 500/ct at the Baken Mine in South Africa.

In alluvial deposits individual diamonds are neither evenly distributed throughout the sediment, although they are commonly confined to the full range of gravels, nor are they randomly distributed. They tend to occur in clusters within trap sites which may be the product of bedrock morphology or of sedimentological features such as gravel bars. The volume or footprint of a collected drill hole sample must be viewed in the context of the size of the trap site which may have been intersected by the drill hole. The resulting "nugget effect", combined with the overall low concentration of diamonds, renders invalid any grade estimation attempted from a conventional drilling machine such as is used for other placer minerals. Indeed, during the exploration of a typical deposit, the chance of recovering a diamond, even a small one, from a sample acquired by a percussive or rotary drill of only a few inches in diameter is close to nil. Even larger diameter drill holes produce samples which are deficient because:

(a) a negative drill hole, having failed to yield a single diamond despite being situated in a well mineralized area, may cause the intersected ground to be regarded falsely as sterile, and

(b) larger, higher value, diamonds which contribute significantly to the value of the deposit, are disproportionately small in number compared to all the remaining stones, and may not be recovered.

However, a sufficiently large volume bulk sample, appropriately sited, may provide a reasonably reliable grade estimate that can be attributed to the whole deposit provided that horizontal continuity of host alluvium of sufficiently uniform character has been demonstrated by the drilling to exist throughout the deposit.

The objectives of a bulk sampling program therefore are to ensure that:

(a) a grade estimation based on the resulting sample is meaningful, requiring that one or more bulk samples are sited in an area, or areas, thought to be representative;

(b) all "sizes" and qualities of diamonds are represented in it, and

(c) sufficient diamonds are recovered to form a representative parcel for an independent valuation.

The volume of the bulk sample is influenced by the conditions, the expected grade, and the other characteristics of the deposit, but is usually no less than 1,000 m^3. The cost usually prohibits the collection of more than a few bulk samples. Therefore two programs are usually undertaken on a diamondiferous placer:

(a) widespread, regular drilling with the objective of determining the extent, continuity, and volume of the host sediments, usually gravels, and

(b) some widely separated bulk samples with the objective of determining the grade, sedimentological details, and average diamond value of the deposit.

Neither program demonstrates the continuity of grade of the deposit which is only revealed by extending the bulk sampling program into trial mining and, perhaps without pausing, into full scale production.

8. LOCAL GEOLOGY

8.1. Geological Setting

Figure 6 shows the local geological setting of the Property on a major bend in the Jequitinhonha River. The recent alluvial and terrace deposits of the Jequitinhonha River overlie members, mostly quartzites, of the Duas Barras and Serra do Catuni Formations. The surrounding hills are capped by laterite.


N
DUAS BARRAS
PROPERTY
Jequitinhonha
Peçanha
Duas Barras
Capão Comprido
Calambola
LEGEND
Property Boundary
River (approximated)
Alluvial & Terrace Deposits
Laterite
Duas Barras Formation
Serra do Catuni Formation
Scale
0
4
kilometres
Source: Serviço Geológico do Brasil (CPRM)

Figure (6): Local geology in the vicinity of the Duas Barras Property

The general north-south course of the river appears to be strongly influenced by the trend of the Serra Mineira anticlinorium, whereas local faulting[9] has caused directional changes of 90 degrees. The effect of minor, northwest by southeast faulting on the localised depth of the river's bedrock is evident from detailed investigations.

Figure (7) shows an outcrop of quartzites of the Duas Barras Formation exhibiting the characteristic coarse and medium granulometry and cross-bedding structures.

8.2. Topography

The Jequitinhonha River flows between rounded, flat-topped hills, pictured in Figure (8). The elevational range within the area is from 632 m (river level) to about 800 m. The river's gradient is least when on the Macaúbas Group (Chaves and Chambel, 2004).

[9] Visible on Google Earth in the form of narrow valleys.



Figure (7): Quartzites exposed within the Property



Figure (8): Jequitinhonha River – a view, looking northeast, of the right-angled bend in the river, with the Property situated on the left hand side of the river. Old diggings are visible on both sides of the river. In the foreground lateritic gravels originate from a terrace deposit.

9. LOCAL DIAMOND MINERALIZATION

9.1. Deposit Types

The Jequitinhonha River is host to diamondiferous placer deposits: in the present day bed load of the river, as paleochannels within its flood plain, and on various terraces (locally known as *grupiara*) of limited width and extent. The deposits are alluvial in nature, although in places some large clasts of angular, fragmented quartzite and laterite may suggest the collapse and incorporation of bank and terrace deposits.

9.2. Availability of Technical Information

Although the river banks have been subjected to widespread digging by garimpos, the resulting open-pits invariably are infilled with tailings and water, inhibiting any observation of the stratigraphic sequence and bedrock. Few records of production, other than those of public companies, are available. An exception is a report by Fleisher (1991).

9.2.1. Fleisher's Report

Fleischer (1991) described in qualitative detail a typical alluvial gravel sequence, complete with diamond and gold results, found in the alluvial flat deposits of the Domingas Mine on the Jequitinhonha River. His tabulation is reproduced as Figure (9). Fleischer's work was extensive and his descriptions are considered to be representative of the many alluvial deposits, including that of the Property, in the flood plain of the Jequitinhonha River.

The gold and diamond grades were determined at approximately 1 m intervals from surface to bedrock, using the results of exploration and dredges' production. Fleischer's tabulation illustrates several features:

(a) There is an overall increase in diamond grade[10] [11] with greater depth, but the increase is not uniform.

(b) The highest grades do not occur at the base of the gravels. Instead, the maximum grade is attained several meters above the contact with the bedrock.

(c) Below 582 m asl the gravels are white, whereas above 582 m asl they vary in colour from yellow to red.

(d) The average diamond grade is 0.0369 cts/m^3.

(e) The average[12] diamond "size" is 0.25 cts/stone.

(f) The average gold grade is 112 mg/m^3.

[10] Note that the diamond grade is quoted in points/m^3. 100 points = 1 carat.

[11] The recalculated diamond grade in the last column probably reflects the recovery during production.

[12] The diamonds are significantly larger in the red gravels, and are significantly smaller immediately above the same red gravels.

ALTITUDE	0.4 m OVERBURDEN	VOLUME m³	LITHOLOGY	HEAVY MINERALS Kg/m³	GOLD GROSS WEIGHT (g)	GOLD GRADE (g/m³)	DIAMONDS Nº STONES <1ct	DIAMONDS Nº STONES >1ct	DIAMONDS TOTAL WEIGHT (ct)	DIAMONDS GRADE (pts/m³)	DIAMONDS RECOVERED IN THE MILL	RECALCULATED VALUES (ct)	RECALCULATED VALUES (pt/m³)
591 – 590.6													
590 – (590.6–589.6)	AM 1	160,5	GRAVEL MATRIX: WHITE SAND PEBBLES 10 cm Ø LENSES OF FRIABLE SAND.	0,88	14,83	0,092	12	–	2,02	1,258	11 STONES 0,78 ct	2,25	1,4
589 – (589.6–588.6)	AM 2	150,75		0,69	11,67	0,077	4	–	0,37	0,245		0,41	0,27
588 – (588.6–587.4)	AM 3	166,60		0,52	11,65	0,070	8	–	1,99	1,194		2,22	1,33
587 – (587.4–586.6)	AM 4	99,15		0,58	6,84	0,069	7	–	2,35	2,370		2,62	2,64
586 – (586.6–585.4)	AM 5	213,00	YELLOW GRAVEL SANDY MATRIX PEBBLES TO 12 cm Ø ARGILLACEOUS LENSES	1,22	12,34	0,058	7	–	1,64	0,77	34 STONES 2,91 ct (INCLUDING SAMPLE 7 A)	2,07	0,97
585 – (585.4–584.5)	AM 6	129,00		2,07	16,54	0,128	8	–	1,07	0,829		1,35	1,04
584 – (584.5–583.3)	AM 7	150,27	RED GRAVEL W. SANDY ARGILLACEOUS PEBBLES 15 cm Ø	1,50	19,42	0,129	8	1	4,32	2,870		5,45	3,62
583 – 582 – (583.3–581.9)	AM 8	216,3	FINE YELLOW GRAVEL W. FRIABLE SANDY MATRIX PEBBLES 5 cm Ø	1,65	28,98	0,133	18	1	4,86	2,250	60 STONES 5,19 ct	6,58	3,04
581 – (581.9–)	AM 9	137,75	FRIABLE GRAVEL W. WHITE SANDY MATRIX PEBBLES 10 cm Ø	2,80	20,63	0,149	15	–	2,68	1,970		3,63	2,64
(–580.3)	AM 10	110,10		6,39	26,39	0,239	33	–	7,13	6,476		9,65	8,76
580 – (580.3–579.5)	AM 11	143,25		6,58	24,24	0,169	34	–	7,85	5,480	119 STONES 11,69 ct	10,51	7,33
579 – (579.5–578.5)	AM 12	198,75	FINE TO MEDIUM GRAVEL RED, SANDY TO ARGILLACEOUS MATRIX WITH 3 STRAY PEBBLES 3 cm Ø	4,24	44,65	0,224	47	–	13,31	6,700		17,82	8,96
w.t. 578.5 – 578 – (–577.85)	AM 13	340,74	50 cm BED OF FINE GRAVEL WITH 2 cm Ø RED LATERITIC PEBBLES	3,66	28,81	0,084	53	1	13,36	3,980		17,88	5,24
577 – (577.85–576.21)	AM 14	470,00	MEDIUM SIZED GRAVEL W/PREDOMINANTELY SAND MATRIX. MILKY QUARTZ PEBBLES 40 cm Ø	2,64	41,27	0,086	44	1	11,51	2,440	58 STONES 5,08 ct	16,59	3,53
576 – 575 – (576.21–574.6)	AM 15	152,00		5,59	8,82	0,058	14	–	4,50	2,960	12 STONES 1,12 ct	5,62	3,69
574 –			WEATHERED YELLOW QUARTZITE										
TOTAL		2838,00		2,71	317,08	0,112	312	4	78,96	2,780	26,77	104,65	3,69

Figure (9): Alluvial diamond deposit on the Jequitinhonha River: Vertical Grade Profile (Fleisher, 1991)

The measured content of heavy minerals allows an interpretation (Garnett, 2007) to be made of the alluvial sequence described in Fleisher's tabulation, based on an understanding of the sedimentational history (Appendix 2). The result is illustrated in Figure (10), showing that the entire sequence comprises:

(a) 4 phases of gravel accumulation, separated by:

(b) 3 phases of lag concentration (Garnett and Bassett, 2005).

Figure (9) reveals that:

(a) the major changes in gravel coloration occur at:

- 8 m above bedrock – from white to yellow,
- 9 m above bedrock – from yellow to red.

(b) there is a marked change in granulometry, accompanied by some colour change, at 8 m above bedrock.


Heavy Minerals
Diamonds
Lag
Accumulation
Actual grade Variations
Height above Bedrock (m)
16
12
8
4
0
1
2
3
5
0.01
0.1
Heavy Minerals Grade (kg/cu.m) [log scale]
Diamond Grade (cts/cu.m) [log scale]

Figure (10): Interpretation (Garnett, 2007) **of the vertical grade profile** (Fleisher, 1991) **shown in Figure (9): Left – heavy minerals grade, and Right – recovered diamond grade.**

It is obvious that economically important transitions, resulting in grade reversals, between accumulation and lag gravels are marked by discernible changes in colour and granulometry of the sediments. The implication is that such colour changes must be recorded in any exploration program along the Jequitinhonha River.

The heavy mineral grade reversals illustrated by Figure (10) are mirrored, to a lesser extent, as shown, by the diamond grade. The different size, shape and density of the minerals account for the differences.

9.2.2. Other Sources

Chaves and Chambel (2004) published the results of a study involving the examination and sizing of 186,052 diamonds (17,689 carats) from 14 production locations along the Jequitinhonha River. The found that the average "size" was 0.095 cts/stone with an average 82.2 % gem quality. The average "size" for one month's production from a single location ranged from 0.057 to 0.374 cts/stone.

In a recent report by Namakwa Diamond Mining Company (Namakwa, 2005) a JORC-compliant estimate for a property on the Jequitinhonha River is said to have revealed more than 8.6 Mm^3 at a grade of 0.134 cts/m^3. The average depth reportedly exceeds 20 m and the diamonds are valued at US.$ 300-400/ct.

10. LOCAL DIAMOND PRODUCTION

A considerable amount of alluvial mining has been carried out along the Jequitinhonha River during the past 200 years. Current diamond production is from a combination of dredging and smaller scale, garimpeiro, open-pitting. Mining by both methods has been conducted both upstream and downstream of the Property. In fact much of the Jequitinhonha River valley is held under mineral licences. The largest holders in the region are Tejucana of Diamantina ("Tejucana"), Mineraçoes Reunidos do Jequitinhonha Ltda. ("MRJ") and Mineração Rio Novo ("Rio Novo"), a subsidiary of the Brazilian construction company Grupo Andrade Gutierrez S.A. Most of the remaining operators are *garimpeiros* (individual diggers) or private companies.

Tejucana was incorporated in 1955 as a local subsidiary of the Belgian mining company, Union Minière, and since 1966 has held a 100 km long claim along the Jequitinhonha River. Tejucana used bucket ladder dredges to recover diamonds from the bed of the River and worked extensively in the alluvial flat areas of Maria Nunes, Flat Lamarão and Flat Leonel, shown in Figure (11). Those at Duas Barras extend over the River (thereby contiguous to the Property) and over the alluvial flats on the right bank of the Jequitinhonha River. The company ceased its operations on the river in 1991 and the company was sold to a small group of garimpeiros from Diamantina. The new owners continued dredging for less than 2 years. The remaining low grades could not compensate for the relatively high operating costs[13] and the operations were terminated.

In 2005, Tejucana granted access to their historical mining information to Roan Selection Trust ("RST"), a private company and previously a large public mining company active in Africa, including Angola. (Dietrich, 2000) In August 2005, RST collected samples of alluvium from various points along the Jequitinhonha River, including from the areas Peçanha and Capão Comprido opposite Duas Barras. The samples were presumably processed, elsewhere. No other details of other RST's activities in Brazil were available to the authors at the time of writing.

MRJ's mineral licence is located approximately 30 km northeast of the Property and covers a length of 72 km along the Jequitinhonha River. Previously held by a SADA Transportes Ltda, the group of 16 mineral licences were united into one mineral licence on of 28 June, 2006 (Valente, 2006). Little is known of present day activities on these claims, however, a regional drill program and pit sampling programs were carried out between 1985 and 1991.

In 1988 Rio Novo commenced dredging on some of the alluvial flats contiguous to Tejucana's claims on the Flat Lamarão, and upriver of Vaaldiam's Property. One cutter-suction dredge stripped overburden and the other, a 12 ft^3 (340 litre) bucket-ladder dredge, excavated the alluvial gravel, as illustrated by Figure (12). A concentrate was transported by truck from the dredges to a central plant for processing (DNPM, 1991). The Domingas Mine ceased operations in December 2006, and no production records are available. One other public mining company, the Australian based Resource & Investment NL[14] ("RNI") plans to explore the Jequitinhonha River valley. In December 2005, RNI exercised an option with several individuals and a mining company, Real Extração de Minérios Ltda., thereby obtaining a 75 % interest in two properties. One

[13] The loss of a heavily subsidised power supply agreement and the lack of contiguous, higher grade reserves caused a prohibitive rise in operating costs.

[14] Formerly Namakwa Diamond Company NL.

covers 20 km of the Macaúbas River and a second 12 km of the Jequitinhonha River. Both are located near the town of Terra Branca approximately 70 km northeast of the Property.


LEGEND
Roads main, secondary
River
Towns
Ranch
Alluvial Flats
Historic Diggings
Vaaldiam
MRJ
Rio Novo
Tejucana / RST
Terra Branca
Macaúbas
Olhos d'Agua
Jequitinhonha River
PAREDÃO
BARRA RICA
Duas Barras
Flat Leonel
Fazenda Duas Barras
Peçanha
Capão Comprido
São Domingos
Contagem
Flat Lamarão a.k.a. Tocos
Lavrinha
Sen. Mourão
Fazenda Lamarão
Domingas Mine
Rio Novo's Dredge Operation
(closed Dec 2006)
Inhaí
Coeté Mirim
JOBÓ
CAMPO SAMPAIO
SÃO JOÃO DA CHAPADA
Maria Nunes
Fazenda Caldeira
Pinheiros
Medanha
MORRINHOS
SOPA
GUINDA
DIAMANTINA
BOA VISTA
EXTRAÇÃO
Inferno
N
Scale
0
25
kilometres
Modified from: DNPM, 1991

Figure (11): Location of adjacent diamond exploration and mining properties on the Jequitinhonha River



Figure (12): Two dredges of Mineração Rio Novo working on the Jequitinhonha River. Photo by Mineração Rio Novo (Chaves and Chambel, 2004).

Table (1): Diamond production by Mineração Tejucana S.A. (DNPM, 1991)

Year	Volume Mined & Treated (Mm^3)	Diamond Production (carats)	Diamond Grade (cts/m^3)	Gold Production (kg)	Gold Grade (mg/m^3)
1969	-	48,032	-	-	
1970	-	61,855	-	-	
1971	-	58,425	-	-	
1972	-	62,462	-	-	
1973	-	65,951	-	-	
1974	-	72,660	-	-	
1975	-	65,439	-	-	
1976	-	71,038	-	-	
1977	5.438	59,087	0.0108	60.622	11
1978	6.866	62,541	0.0091	159.459	23
1979	9.134	64,872	0.0071	135.604	15
1980	9.130	75,113	0.0082	248.912	27
1981	8.301	72,042	0.0086	158.929	19
1982	8.850	71,730	0.0081	164.766	19

10.2. Production Records

The Domingas Mine produced, by dredging, an average of 70,000 to 100,000 cts/year for more than 10 years. The grades averaged 0.04 cts/m3, with a value of about US$ 200/ct.

The most complete, validated production records are those of Tejucana. By 1983 the dredges were processing in total an estimated 1Mm^3/month, with grades fluctuating between 0.01 and 0.04 carats/m^3, to yield a monthly production of about 5,000 carats. It has been estimated that Tejucana was recovering, as a by-product, up to 12 kg of gold per month. Details are provided in Table (1).

11. PROPERTY GEOLOGY AND DIAMOND MINERALIZATION

The Property lies on the outside bend of the Jequitinhonha River which is interpreted as having migrated at intervals within the flood plain which is defined by the surrounding hills. As a result, alluvial gravels have been deposited and reworked on both sides of the river. The alluvial deposits within the Property are up to 300 m wide and extend along the river for approximately 1 km. The gravels, white and yellow in colour, overly a quartzitic bedrock and in some places exceed an overall thickness of 20 m. They are typically covered by about 8 – 10 m of overburden comprising red soils on top of a yellow and/or red, clay-rich, horizon known locally as "*massa*".



(A) (B)

Figure (13): (A) – Yellow gravels overlying white gravels, (B) Typical white gravels on bedrock.

The gravel package, as revealed by drilling, comprises a lower, white gravel unit and an upper one of yellow gravel. Examples are illustrated in Figure (13). The lower unit, in contact with the bedrock is bi-modal, with a high sand content and cobbles and boulders (up to 700 mm diameter) of quartz and quartzite. Accessory minerals, mainly kyanite and tourmaline, are abundant. The yellow coloration of the upper unit may be a post-depositional effect, but the unit's composition is also slightly different. It typically comprises rounded and sub-rounded cobbles quartz and quartzite up to 100 mm in diameter and sub-rounded boulders ranging up to 300 mm. Both units contain sand lenses with some clay. The saprolitic bedrock surface is another source of clay.

A complete succession is illustrated by Figure (14) in which the measured thicknesses are:

- Soil (solo): 10 m, and massa: 5 m
- yellow gravels (cascalho amarelo): 3m, and
- white gravels (cascalho branco): 9 m


solo
massa
cascalho amarelo
cascalho branco
bed rock

Figure (14): Stratigraphic succession on the Property[15]. From the surface: soil (*solo*), massa, yellow gravels (*cascalho amarelo*), white gravels (*cascalho branco*), and quartizitic bedrock.

[15] Photograph of the northern, benched wall of bulk sample Pit 1, described in section 14 of this report.

The bedrock in places is very irregular. For example, in Figure (14) the three gravel pumps are sited on bedrock. Below their intakes, however, there apparently exists an additional 6 m of gravels, as revealed by probing.

Physical similarities exist between the gravels intersected in drill holes on the Property and Fleisher's (1991) description: specifically, the varying colour of the gravels from white to yellow and a tendency towards red in the upper horizons.

In places in the gravels accessory minerals are abundant, visibly evident as strong, concentrations, mainly kyanite and tourmaline, as shown in Figure (15)



Figure (15): Concentrations of kyanite and tourmaline in white gravels

12. PREVIOUS WORK ON THE PROPERTY

The Property remains relatively untouched by the extensive mining operations along the river. It has been subjected to only small-scale, garimpeiro open-pitting during the past two decades. Most of the historic diamond and gold production from these isolated diggings has not been recorded. Nevertheless, several garimpeiros who are known to have worked on the Property before 2001 have provided informal production estimates for several of the *garimpos* (diggings). However, such figures have not been confirmed either by the authors or by Vaaldiam's staff.

12.1. Exploration

Marly undertook some drilling on the Property in 2000, using a 4-inch (100 mm) Banka percussion drill. Two of the resulting nine holes reportedly were located about 150 m north of Vaaldiam's larger bulk sampling pit (Pit 1, excavated subsequently) and intersected 11 m and >15 m (unbottomed on bedrock) of gravels beneath 10 to 14 m of overburden.


SAMPLE PIT 1
SAMPLE PIT 2
N
LEGEND
Bulk Sample Pits
Access Road
River
Property Boundary
Bulk Sampling Plant (2006)
Old Diggings
Open Pits
Partially Flooded
Flooded
Filled
SAMPLE PIT 1
original pit by Marly, 2001-02
Scale
0
800

Figure (16): Location of Marly's open-pit and the subsequent Vaaldam pits: Pit 1 and 2

The Property possesses in plan, as shown in Figures (6) and (16), a rotated "L" shape. The two "arms" are referred to as the "northern arm", extending east-west, and the "southern arm" extending north-south.

12.2. Mining

Marly's production was derived from an open-pit which finally measured approximately 30 m by 20 m at surface and reached a depth of approximately 23 m. It was situated, as shown in Figure (16), near the centre of the northern arm of the Property, some 50 m from the riverbank[16]. Excavation was achieved by gravel pumping and Marly exposed an approximate 11 m of gravel under about 14 m of overburden that consisted of sand and lateritized sand, with horizons of hard duricrust. Unsurmountable problems were encountered in handling the sub-surface water with pumps of very limited capacity.

12.3. Production records

The only production reports of Marly that are available involve the period from November 2001 to December 2002. During that time Marly mined and processed gravels mainly from the area intersected by the two previously mentioned Banka drill holes and which subsequently was the site of a Vaaldiam bulk sampling pit. Reportedly the mining and treatment of 3,000 m^3 of gravel yielded 840 cts of diamonds, indicating a recovered grade of 0.28 cts/m^3 (Caldeira, 2003). A review of Marly's sales receipts for the diamonds produced reveals that the average sales price was US$ 222/ct. Individual diamonds of up to 7.41 cts reportedly were recovered. A reported sale of 762 g of by-product gold during the production period indicates a recovered grade of 0.254 mg/m^3.

Marly's operation was terminated by the COPAM, the environmental agency of Minas Gerais State, for failure to operate with a valid environmental permit and an approved mining and reclamation plan. This suspension has since been resolved.

[16] Marly's pit was subsequently expanded by Vaaldiam to form the bulk sampling Pit 1.

13. EXPLORATION BY VAALDIAM

During 2005 and 2006 Vaaldiam conducted two specially designed and systematic drilling programs, using percussion and rotary machines, respectively, and preceded by a topographical survey. During the first exploration program, bulk sampling was commenced.

13.1. Objectives

The objectives of the exploration program were to:

(i) confirm the presence of diamond-bearing gravels that were reported by Marly to have been worked in their open-pit situated roughly in the centre of the Property,

(ii) substantiate the diamond grade of the alluvial gravels that was reported by Marly from their mining campaign carried out during 2000 and 2001,

(iii) outline, and estimate the entire volume of, the alluvial deposit within the Property, and

13.2. Topographical Survey

In preparation of the exploration program, a topographic survey was completed in order to:

(a) establish the boundary of the Property on the ground, and

(b) locate the position of roads, buildings, and individual drill hole sites.

The topographic survey was undertaken by Sr. Gustavo Botelho, a registered land surveyor in Brazil (Registration number No. CREA-MG Nr. 24.161/TD). He used two Trimble™ Geo Explorer GPS receivers and a digital theodolite Topcon TL-20 survey transit. All of the digital topographic data were processed using the Pathfinder survey software which produced topographic plans and sections. Information collected for each survey point consisted of UTM coordinates and elevation measurements expressed in metres above sea level ("m asl").

Some 300 survey points were established during the survey, and the Property boundary was marked on the ground by 24 monuments. Variations in elevation within the Property were found to range from 630.96 m asl, at the level of the Jequitinhonha River, to 679.62 m asl. The flat-topped ground rises to around 800 m asl immediately to the north of the Property.

13.3. Percussion Drilling

13.3.1. Equipment and Organisation

In May 2005, Vaaldiam commenced a percussion drilling program continued into the following year. The program was managed directly by Vaaldiam, and for three reasons a 150 mm (4 inch) diameter Bangka ("Banka") percussion drill (Harrison, 1954) was used:

(a) Such a machine, with experienced operators, already was available on site.

(b) Its use allowed a direct comparison to be made with the earlier Banka results reported by Marley, and

(c) Banka machines are widely used internationally on alluvial deposits.

13.3.2. Procedures

By December 2005, 47 drill holes were completed totalling 810 metres penetration, mostly on a grid spacing of 100 x 100 m, and had begun to outline the alluvial deposit. See Figure (17). Three months later, In March 2006, when the Banka drill program was ended, 63 drill holes had been completed for a total of 1,092.50 metres of penetration. The drilling was largely completed on a 100 x 100 m grid, and all of the drill hole collar locations were surveyed to establish their accurate location.


N
LEGEND
Drill Hole
Access Road
River
Property Boundary
Bulk Sampling Plant (2006)
Old Workings
Mined Sites
Partially Flooded
Flooded
Bulk Sample Pits
Scale
0
800

Figure (17): Location of Banka percussion drill holes completed during Vaaldiam's 2005 program

Each hole was continued until bedrock had been penetrated, and care was taken to ensure that saprolitic, bedrock quartzite, as opposed to a clay horizon or a saprolitic boulder, had been encountered. The Banka drill produces "cuttings", broken fragments of any clasts which exceed the drill pipe's diameter, or are encountered by the pipe's circumference, together with the matrix (silt, clay, sand, small pebbles).

All the recovered drill cuttings derived from each drill hole were logged on site by an appropriately qualified technician, with the following information being recorded at a depth accuracy of 0.1 m:

(a) Location and depth of hole

(b) Any and all visual changes in the cuttings: e.g., colour (white, yellow, etc.), sorting, compaction, presence of limonite and laterite, etc.

(c) Sedimentological description, especially noting the granulometry

(d) The heavy mineral content (usually tourmaline and kyanite)

(e) From the above: the elevation of (i) the bedrock surface, and (ii) the upper limit of the gravels. Small, interbedded lenses of sand and clay were included in the gravel package.

No other tests were performed on the cuttings. The final information yielded, for each surveyed drill hole:

(a) the bedrock elevation, and

(b) the thickness of white, yellow, and some red (shallow, possibly older, terrace) gravels immediately above the bedrock.

Although granulometric changes were recorded the size and disturbed nature of the cuttings inhibited any identification of breaks in the intersected sedimentation. The original drill logs (in Portuguese) were retained with computerised versions of the same. The minimum thickness of gravel recorded as 0.5 m. No restraints, such as overburden to gravel ratio, were applied. The term "gravel" was not strictly applied, but in general referred to sediments in which the sand (<2 mm diameter) did not exceed 50 % by volume and in which pebbles (> 4 mm) were common.

The Banka drilling successfully outlined the alluvial deposit and revealed its variable thickness. However, the drill's slow rate of penetration led to the decision to contract a rotary drill company to achieve the required infill of the existing grid.

13.4. Rotary Drilling

13.4.1. Equipment and Organisation

In February 2006, Vaaldiam contracted Geoaktivan Ltda. ("Geoaktivan"), a drilling company based in Belo Horizonte, to conduct a 2,000 m drill program, later expanded to 2,300 m, using two rotary drills. The machines used were Maquesonda 850 mechanical rotary drills which produced a sample consisting of a 100 mm "core"[17], albeit in places exhibiting some broken clasts, of sediment.

The objectives of the rotary drill program were to:

(a) infill the existing grid of drill holes and to delineate the alluvial deposit on 50 m x 50 m grid spacing to allow the estimation of a resource volume, and

[17] Where compacted or partly cemented, otherwise disaggregated sediment.

(b) to perform at a faster rate than the Banka drilling.

The machines were operated and the work was supervised, by the employees of Geoaktivan. The core was logged by a Vaaldiam employee. The rotary drill program was completed in June 2006 with a total of 107 drill holes and a combined 2,306.8 m of penetration. The combined results of the two drilling programs are presented in Table (2)


LEGEND
Drill Holes
Access Road
River
Property Boundary
Tailings Pond
Old Diggings
Open
Partially Flooded
Bulk Sample Pits
Scale
0
200

Figure (18): Location, relative to Pit 1, and results of percussion drill holes completed during the 2005 program

Table (2): Drilling achieved during the two Vaaldiam drilling programs

Program	Number of Drill Holes	Total Penetration (m)	Drill hole Spacing (m)
Percussion (Banka)	91	1,568	
Rotary (Maquesonda)	107	2,269	
Total	198	3,837	50 x 50[18]

17 twinned drill holes and 6 in the area now occupied by Pit 1, a total of 25, are not shown among the 175 locations indicated in Figure 19.

[18] With a few exceptions in the southern part of the Property.


N
DRILL PROGRAM SUMMARY
Total Drilling to date: 3,837 metres
Percussion (Banka) Drill: 1,568 metres from 91 holes
Rotary Drill: 2,269 metres from 107 holes
SAMPLE PIT 1
SAMPLE PIT 2
LEGEND
Drill Holes
positive for Gravel
negative for Gravel
Bulk Sample Pits
Access Road
River
Property Boundary
Bulk Sampling Plant (2006)
Old Diggings
Open Pits
Partially Flooded
Flooded
Scale
0
Metres
600

Figure (19): Drill hole locations and results of the 2005 and 2006 programs



Figure (20): Rotary drill hole cuttings showing white gravels (left), yellow gravels (centre) and red gravels (right).

13.4.2. Procedures

All cores were logged in the same manner as adopted for the earlier, percussive drilling program. The original drill logs were retained, subsequently were computerised, and are available for study.

13.5. Data Bank

From the first percussive program, a selection of cuttings, being representative examples of different sediments, was retained for future reference. All the cores resulting from the second, rotary program were stored under cover in wooden core boxes and are available, as necessary for re-logging. An example of typical core is provided by Figure (20). he results were entered into spreadsheets using Excel.

13.6. Results

The objectives of the two programs were achieved. The presence of gravels was confirmed in both the northern and the southern arms of the Property, and a deposit was delineated in the northern arm, with the results presented in Table (3).

Ten rotary drill holes were suspected of having been terminated prematurely on a false bedrock[19]. However, by means of drilling repeat holes with the Banka drill, 5 of the 10 since have been confirmed as has having bottomed on bedrock, resulting in a correct estimate of the gravel thickness.

Table (3): Drilling statistics and the results of interpretation

	Northern Arm	Southern Arm
Drill Hole Spacing (m)	50 x 50	100 max.
Number of Gravel Intersections	90	24
Gravels Located	Yes	Yes
Deposit Delineated	Yes	Yes
Length Identified (m)	1400	250
Width Identified (m)	250	250
Average Thickness (m)	7	3
Range of Thickness (m)	0.5 - 28.7	0.7 – 19.4
Average Overburden Thickness (m)	14	8
Average Depth to Bedrock (m)	20	11
Range of Bedrock Elevation (m)	594 to 646	613 to 628

[19] 5 rotary drill holes remain to be checked by Banka drilling.

13.7. Interpretation of Results

The results of the drilling are depicted in Figure (21), illustrating certain important features:

(a) A large paleo channel of the Jequitinhonha River runs through the northern arm of the Property, to the north of, and mirroring the present day course of the River,

(b) Large indentations, interpreted as bedrock scours[20], in the paleo channel are oriented generally northwest-southeast. They exist, as shown, where the projected extensions of two faults may be assumed to intersect the paleo channel. Under wet climatic conditions they would have borne tributary waters, locally increasing the fluvial energy levels and selectively eroding the already fault-fragmented bedrock.


Fault
Fault
Flow direction
Jequitinhonha River
Lines North
Lines East
2000
1800
1600
1400
1200
600
800
1000
1200
1400
1600
1800
655
650
645
640
635
630
625
620
615
610
605
600

Figure (21): Bedrock of the paleo channel, showing the Incidence of scours – view looking north

The irregularities in the bedrock are illustrated further in Figure (22)

The drilling results are also presented graphically in the form of contoured maps of the bedrock elevation and of the thickness of the overlying gravel. See Figures (23) and (24) which show clearly that:

[20] Referred to locally as pot holes.

(a) The total gravels and the white gravels attain their maximum thickness where the bedrock is scoured.

(b) The lowest bedrock elevation in the Property is 597 m asl.

(c) The white gravels are in places absent from the gravel sequence, resulting in the yellow gravels being in direct contact with bedrock.

(d) The gravels (total and white) extend outside the boundaries of the Property, especially in the southern arm.

(e) There appears to a paleo terrace between 620 and 627 m asl in the southern arm of the Property.

(f) The overburden consists of a red clay-rich soil and to a lesser extent a 2 m horizon of "massa" a type of gravel[21] comprising large diameter (>200 mm) blocks of quartzite in a clay-rich sand matrix.


Elevation (m)
Lines East
Lines North
1200
1400
1600
1800
2000
650
645
640
635
630
625
620
615
610
605
600

Figure (22): Irregular bedrock of the paleo channel, viewed from the east.

[21] Possibly colluvial in origin.


1800 N
1600 N
1400 N
1200 N
1000 N
Contoured Bedrock Elevation
Contours @ 3m
1800 N
1600 N
1400 N
1200 N
1000 N
Contoured Total Gravel Thickness
Contours @ 3m
1800 N
1600 N
1400 N
1200 N
1000 N
Contoured White Gravel Thickness
Contours @ 3m Intervals

Figure (23): Northern arm of the Property: Upper– contoured bedrock elevation, Centre – contoured total gravel thickness, Lower – contoured white gravel thickness.


1400 N
1200 N
1000 N
800 N
600 N
400 N
Contoured Bedrock Elevation
Contours @ 1m Intervals
1400 N
1200 N
1000 N
800 N
600 N
400 N
Contoured Total Gravel Thickness
Contours @ 1m Intervals
1400 N
1200 N
1000 N
800 N
600 N
400 N
Contoured White Gravel Thickness
Contours @ 1m Intervals

Figure (24): Southern arm of the Property: Upper left – contoured bedrock elevation, Upper right – contoured total gravel thickness, Lower – contoured white gravel thickness. Note: The yellow coloured area indicates the location of the bulk sampling pit, Pit 2, sunk by Vaaldiam following the drilling programs.

The results allow the Property to be viewed in the context of the Jequitinhonha flood plain in Figure (25), with:

(a) the white gravels in the deepest part of the bedrock, overlain by the yellow gravels and, finally, the red soil and *massa*.

(b) the terrace gravels, and

(c) the location of Pit 1.


A'
A'
N
0
400
Metres
LEGEND
Drill Holes
Access Road
River
Property Boundary
Old Diggings
Open Pits
Partially Flooded
Flooded
Bulk Sample Pits
Stratigraphy
Soil and Massa
Yellow Gravel
White Gravel
Alluvial Gravel
Terrace Gravel
Sand
Bedrock
Horizontal Scale
0
400
Metres
Vertical Exaggeration x3
A
A'
Sample Pit 1
Jequitinhonha River

Figure (25): Transverse section through the Property (to the left) and the flood plain of the Jequitinhonha River – viewed from the west.

Histograms of the bedrock elevation, thickness of white gravels, and thickness of total gravels may be rearranged as cumulative curves and fitted to their mirror images to form the composite profile[22] shown in Figure (26). The profile emphasises:

(a) the extreme bedrock indentation by suggested fault-induced scours,

(b) the greater depth of the upper surface of both the white gravels and the yellow gravels over the bedrock scours,

(c) the confinement of white gravels to below the 630 m asl elevation, and

(d) the continuance of yellow gravels to higher elevations, in places as terrace gravels.

[22] Not to be confused with a transverse section


Upper limit of gravels
Upper limit of white gravels
Bedrock surface
Other gravels
White gravels
Elevations (meters asl)
640
620
600

Figure (26): Composite profile (not to scale) of the Property, showing the relative abundance of white and other gravels at different bedrock elevations. (Garnett, 2007)

The good continuity of gravels within the paleo channel is visible from Figures (23) and (24). It is confirmed by means of a variogram, included as Appendix (3), showing that the drill spacing used was sufficiently close to demonstrate that continuity.

14. BULK SAMPLING BY VAALDIAM

Vaaldiam planned and managed the collection of two bulk samples from within the Property. The sites are referred to as Pit 1 and Pit 2 and are shown in Figure (16) and in subsequent Figures. Each bulk sample consisted of a different number of constituent sub-samples. These were collected and processed with the objective of quantifying the diamond distribution within each of four sedimentary units of gravels in the exposed vertical profile: upper, intermediate, transitional, and basal. This division had not been possible when viewing the cuttings and cores from the drilling programs. All four units were not continuously exposed and in places two adjoining units became one[23].

During the period from March through to December 2005, 1,886 bank m^3 of gravels were excavated from Pit 1. The Pit, shown in Figures (27) and (28), was created as an expansion of one of Marly's old pits. The smaller Pit 2 involved the removal and treatment of 792 bank m^3.



Figure (27): Yellow and white gravels exposed among slumping red overburden in Pit 1

The material was excavated both mechanically into dump trucks and alternatively[24] by gravel pumps. It was delivered to a stockpile ahead of the dedicated treatment plant.

[23] For this reason some samples were combined for treatment purposes.

[24] As a slurry.

The Michigan front end loader used to feed the processing plant from the stockpile possessed a measured, average bucket volume of 1.19 m^3 and place the sample on a 80 mm grizzly, from which the undersize was fed to the plant by conveyor.

14.1. Performance

Water inflow into Pit 1 through the gravels from the hills to the north of the Property created two problems during the excavation:

(a) The more elevated sediments exposed in the Pit walls, despite benching and the insertion of timber, slumped into the Pit, obscuring and heavily diluting the underlying gravels. See Figure (28).

(b) The small gravel pumps in operation proved insufficient for the de-watering task.

As a result, the upper and intermediate gravels were seriously diluted, and the lowermost gravels were not fully excavated down to bedrock throughput the Pit.



Figure (28): Slumping, in places, of the Pit walls despite the insertion of lines of timber stakes. Three gravel pumps are visible, situated on bedrock.

14.2. Sampling Procedure

In Pit 1, shown in Figure (28), the upper horizons of soil, massa, and some upper, yellow gravels were benched in order to prevent slippage. The exposed gravels were selectively excavated by back-hoe. With increasing depth slumping occurred, destroying the haulway. The gravels became increasingly waterlogged and eventually flowing groundwater caused them to slide towards the pit bottom. From there they were pumped to surface by means of three pipelines and were collected on a settling pad. The result was that with increasing depth the amount of dilution from overlying sediments increased.


UPPER GRAVEL
INTERM. GRAVEL
BASAL GRAVEL
BED ROCK

Three sources of error exist:

(a) Serious dilution of the upper and intermediate gravels by overlying, and lower grade sediments (including massa) caused under-estimation of the grade.

(b) Collection of the pumped samples at surface resulted in the overflow of some fines which may have caused the loss of some diamonds and gold, causing a possible under-estimation of grade.

(c) Boulders and large cobbles exceeding ca. 6 inches (150 mm) in diameter were not raised by the pumps. The reduced sample volume to which recovered diamonds and gold were later attributed will have caused some over-estimation of grade.

Figure (29): Vertical sampling divisions in Pit 2

The sampling of Pit 2 was easier. Figure (29) shows the gravel units that were sampled above a bedrock that, like the ground surface, was sloping upwards, away from the back-hoe.

14.3. Bulk Sample Treatment

Vaaldiam constructed and installed a small diamond[25] recovery plant with a capacity of approximately 5 m^3/hr. of run-of-mine feed dedicated to the treatment of the bulk samples from Pits 1 and 2.

14.3.1. Plant Flowsheet

The plant flowsheet, illustrated in Figure (30), comprised an intial grizzly and vibrating screen. All +19 mm material was rejected as tailings. The -19+2 mm fraction was fed to two primary jigs and one secondary, followed by a screen, grease tables, and Pleitz jig for diamond recovery. The -2 mm material, together with the -2 mm secondary jig concentrate, was passed over riffled sluice boxes for gold recovery. The concentrate produced was stored in 30 litre plastic drums which were security sealed for later processing and analysis.

[25] Also capable of producing a gold concentrate.

The operation of the plant and the maintenance of all security was the responsibility of an experienced Vaaldiam employee.


Gravels from the Pit
Head feed hopper with inclined static 80 mm grizzly
Adjustable vibratory feeder
Conveyor
Double deck vibratory screen
+19 mm rejects
+80 mm rejects
- 2 mm
-19 +2 mm
Splitter
Rotor sluice
Seconday jig (2 mm screen)
Primary jig (6 mm mesh)
Primary jig (6 mm mesh)
Jig concentrates
-6 mm
Boiler box No.1
Gold concentrate
Sluice box
Tailings
Tailings
Classifier
Sluice box
Diamonds
Diamonds
Boiler Box No. 2
Boiler Box No. 4
Boiler Box No. 3
Grease tables
Hand sorting
Tailings

Figure (30): Flowsheet of the bulk sampling plant for the recovery of diamonds and gold.

14.3.2. Security

Vaaldiam recognised that any theft of diamonds is most serious during the exploration sampling phase. Unrecognized loss, especially of large stones may not only cause the grade to be under-estimated but, more importantly, seriously reduce the estimated diamond value. Vaaldiam therefore instituted and maintained throughout the program a system of security, involving several checks and balances. All concentrating and concentrate storage equipment, such as jigs, concentrate bins, and grease tables, were kept locked and sealed. Two persons were required to open such equipment, record the action, and replace the seals. Where diamond-bearing material was handled there were never fewer than three persons, including the plant manager, present. Diamonds recovered from the grease tables were weighed twice, recorded and signed off by the three individuals present. The grease from the tables was re-cycled.

14.3.3. Performance

The plant performed as planned and there is no reason to suspect that any significant loss of diamonds occurred into the tailings. Tracers were introduced into the flowsheet daily and an accurate record of their recovery ws maintained. Sufficient security was in place to provide confidence that none was lost to theft during the sample collection and the sample treatment. Therefore the diamonds recovered represent all those that were capable of being recovered by the plant in the efficient manner in which it was operated with the flowsheet described.

There may have been some losses of very fine, flat gold from the sluice boxes with the result that gold grade estimates may be under-stated.

14.4. Results

Full exposure of the total gravel and overburden thickness in Pit 1 allowed 4 stratigraphic units to be defined, based on visual observation of the granulometry. As described previously, they are, in decreasing order of elevation: basal (immediately above the bedrock), transitional, Intermediary, and upper. Their relationship to the white and yellow gravels recorded during the drilling program is illustrated in Figure (31).


0 m
10.0 m
15.0 m
18.0 m
27.0 m
SOIL (SOLO) : overburden
red, red-brown to grey
clay-rich sand, minor pebbles (<1%)
MASSA : overburden
red to reddish yellow
sandy clay, often occurs with angular
boulders of quartzite (< 70 cm)
ALLUVIAL GRAVEL (CASCALHO):
source of diamonds and gold
yellow to pale yellow, and white
poorly to well sorted, mostly clast supported
clasts are rounded to sub angular pebbles and cobbles of
quartz and quartzites < 100 cm
matrix varies from yellow to white, fine sand to clay
YELLOW GRAVEL (CASCALHO AMARELO):
UPPER GRAVEL
INTERMEDIATE GRAVEL
WHITE GRAVEL (CASCALHO BRANCO):
TRANSITIONAL GRAVEL
BASAL GRAVEL

Figure (31): Recorded stratigraphic units in Pit 1

Sub-samples, which together constitute the bulk sample from Pit 1, were collected from each of these units and were treated in the plant, with the results shown in Table (4).

There is an obvious similarity, especially in terms of sediment colour, to the profile described by Fleisher (1991) and illustrated in Figure (9). There is also an obvious increase in grade with greater depth. The apparent, slight, inverse relationship between diamond grade and diamond stone "size" (average of 0.22 cts/stone) may be merely a reflection of the small number of diamonds recovered from the lower grade gravels. However, whereas the grade variations described by Fleisher were at vertical intervals of the order of 1 m or less, no such detail was possible in the open-pit sampling by Vaaldiam. No interpretation of mineralization style, accumulation or lag, is possible from the numeric data alone.

From December 2005 to June 2006, a second bulk sample pit, Pit 2, was established approximately 650 metres to the southwest of Pit 1. It was designed to test an area that was partially lateritized, forming a duricrust composed predominantly of gravel.

A total of 791.51 cubic metres of gravel was excavated in a series of four sub samples where two of the sub samples were of the basal gravel and two sub samples were of the upper gravel. The gravel was removed mainly by gravel pumps. The volume extracted was based on a survey of Pit 2 immediately after extraction. Results of the bulk sampling of Pit 2 are listed in Table (5).

Table (4): Results of the bulk sampling of Pit 1, showing the recovered diamond grade.

Strati-graphic Gravel Unit[26]	Unit Vertical Thick-Ness (m)	In Situ[27] Volume Treated (bank m^3)	Diamonds Recovered		Average Diamond "Size" (cts/stone)	Recov-ered Grade (cts/ bank m^3)
			Number	Carats		
Upper	)	254	4	1.06	0.27	0.00
	) 3.0					
Intermediate	)	493	11	2,63	0.24	0.01
Transitional	)	1,034	319	71.02	0.22	0.07
	) 9.0					
Basal	)	105	102	23.31	0.23	0.22
Total	12.0[28]	1,886	436	98.02	0.22	0.05

[26] The 7 stratigraphic unit samples of upper, intermediate, transitional, and basal gravels were recorded as Samples MMC DB 01, MMC DB 03-04, MMC DB 05-07, and MMC DB 06, respectively.

[27] Determined by survey and back-calculation.

[28] Inclusion of 10 m of soil and 5 m of massa raises the total to 27.0 m from surface to bedrock.

Table (5): Results of the bulk sampling of Pit 2, showing the recovered diamond grade

Strati-graphic Gravel Unit[29]	Unit Vertical Thick-Ness (m)	In Situ[30] Volume Treated (bank m^3)	Diamonds Recovered		Average Diamond "Size" (cts/stone)	Recov-ered Grade (cts/ bank m^3)
			Number	Carats		
Upper	2.8	500	86	19.32	0.22	0.04
Intermediate	1.2[31]					
Basal	1.0	221	93	41.90	0.45	0.19
Total	5.0	721	179	61.22	0.34	0.09

The larger diamond stone "size" in the basal gravel is noteworthy, with an apparently sympathetic relationship between "size" and grade.

14.4.1. Diamond Grade

The estimated diamond grade of gravels targeted for eventual mining on a production scale was based on the bulk sampling results for the transitional and basal units in Pit 1. The intermediate and upper gravels were excluded because their low grades resulted from heavy dilution. The average, measured ratio of the basal unit thickness to the transitional unit thicknesses, within the 9.0 m combined thickness, was 6:4. This ratio was applied to the bulk sample grades by assigning 6 parts at 0.22 cts/m^3 and 4 parts at 0.07 cts/m^3 to give a weighted average of 0.16 cts/m^3. Although the basal gravels in Pit 2 yielded a higher grade of 0.19 cts/m^3 that figure was disregarded (as a conservative measure) as being less representative of the whole deposit.

14.4.2. Diamond valuation

The diamonds produced from alluvial gravels along the Jequitinhonha River are predominantly gem-quality cuttable goods, with reported average sales values for run-of-mine parcels ranging between US$150 and $225 per carat.

A graphical analysis of the "size" variation of all the diamonds, including those from earlier tailings, recovered in Vaaldiám's bulk sampling plant is attached as Appendix (4).

[29] The 4 stratigraphic unit samples of upper and basal gravels were recorded Samples MMC DB 09-10 and MMC DB 08, 18, respectively.

[30] Determined by survey and back-calculation.

[31] Inconsistently represented.

It reveals the existence of two populations, but this may be the result of an over-representation of smaller stones recovered from tailings.

In September 2006, a parcel of diamonds derived from the bulk sampling was evaluated by Comerico e Exportação Ltda. ("CIDAMA"), an independent diamond valuation and marketing company in Diamantina. CIDAMA was selected for the task because the company was responsible for the valuation of diamond production from Rio Novo's Domingas Mine for the last 15 years. Vaaldiam confirmed that the parcel:

(a) originated from the bulk sampling program on the Property and represented the sampled gravel units in both Pit 1 and Pit 2,

(b) constituted all the diamonds recovered by means of the bulk sampling; no more and no less.

(c) during its recovery, had been subject to Vaaldiam's security measures to maintain the Chain of Custody.

In valuing Vaaldiam's parcel CIDAMA utilized their proprietary, September 2006, price book for the valuation, the same price book currently used for all their other valuation and marketing work.

The parcel contained 169.15 carats of diamonds with a lower cut-off "size" of 2 mm. CIDAMA valued the goods at an average of US.$ 197/ct. The largest stone in the parcel was a 4.66 carat white dodecahedron that alone was valued at US.$ 1,395/ct. In addition, 24 stones in the parcel, totalling 33.23 carats, within a 1.0 to 4.0 ct range, returned an average value of US.$ 354/ct. CIDAMA's certificate is attached to this report as Appendix (5). The parcel has been retained in its entirety by Vaaldiam.

The valuation of the parcel further revealed that:

(a) the percentage gem quality was 97%, the balance being classified as industrial,

(b) 59 % of the diamonds were classified as white.

14.4.3. Gold Grade

Between May and June 2006, the fine fraction of each of seven sub-samples, constituting stored mineral concentrates, was processed further on site through a closed circuit of Pleitz jig and gold sluice to extract and recover the free gold component of material from Pit 1. The enriched concentrate was then treated and examined by Nomos Laboratório ("Nomos"), based in Rio de Janeiro (Yamamoto, 2006). It yielded 297.9 g of gold from the seven samples that represented 1,727 m^3 of ground from Pit 1, equivalent to a recovered gold grade of 172 mg/m^3, with a fineness of ca. 940.

The same method as used for the estimated diamond grade, averaging the transitional and basal gravels[32] on a ratio of 6:4, was applied to the figures in Table (6).This resulted in an in situ, recovered, gold grade of 203 mg/m^3. Application of 900 as a conservative fineness figure reduced the grade to 182 fine mg/m^3, equivalent to 0.0059 troy oz/ m^3.[33]

[32] The gravel units preferentially mineralized with diamonds.

[33] A recoverable by-product that, at, say, US.$ 650/oz gold, is worth US.$ 3.80/m^3.

Following recognition by Vaaldiam of the amount of gold in the alluvium, a limited program of 10 Banka drill holes, completed in December 2006, was initiated at a spacing of 100 m in order to provide information concerning the gold content of the gravels. Vaaldiam provided a Banka drilling manual describing the required procedures. The drill cuttings were weighed and sieved at 12# (Tyler) to remove the +1400 micron fraction. The undersize fractions are currently awaiting laboratory processing and analysis.

Table (6): Results of the sampling of Pit 1, showing the recovered gold grade

Stratigraphic Gravel Unit[34]	In Situ[35] Volume (bank m^3)	Gold Recovered (g)	Recovered Gold Grade (mg/bank m^3)
Upper	471	2.266	5
Intermediate	145	49.98	35
Transitional	827	192.91	228
Basal	283	52.74	186
Total	1,727	297.90	172

14.4.4. Gold Studies

Gold recovered during the bulk sampling program was examined and screened by both Vaaldiam and Nomos independently in order to derive a size frequency distribution. The closely similar results are attached as Appendix (6). They show that at least 50% of the gold recovered is finer than 150 microns. The implications are that if appropriate equipment for the recovery of finely sized gold is incorporated in a production flowsheet then the recovered grade could be higher than that achieved by the bulk sampling.

14.5. Granulometry Tests (purpose, size frequency results)

Granulometry tests were conducted on the alluvial gravel taken from Pit 1 (two samples, A and B) and Pit 2 (two samples, C and D) in order to develop a reasonably representative size frequency distribution for the gravels for assistance in future plant design. Measured volumes of gravel collected from the exposed basal unit in each Pit

[34] The 7 stratigraphic unit samples of upper, intermediate, transitional, and basal gravels were recorded as Samples MMC DB 01-01B-02, MMC DB 04, MMC DB 05-07, and MMC DB 06, respectively.

[35] Determined by back-calculation.

were wet screened and the results recorded (Daigle, 2005). They are summarized in Table (7).
The results, which are also illustrated graphically in Appendix (7), show that of the sampled ground:

(a) almost 40 % lies in the -2 mm fraction, as silt and fine to coarse sand.

(c) almost one third (32.5 %) lies in the +2 -19 mm fraction, as granules and pebbles

(d) more than one third (36.2 %) lies in the +2 -26 mm fraction, as granules and pebbles

(e) one quarter (24.5 %) exceeds 26 mm in size and includes cobbles and boulders.

The lower percentage of ore material fraction is due to the presence a greater amount of silt and clay in the matrix of the gravel and the presence of very large boulders (up to 75 cm) and large blocks of "*canga*" material, a discontinuous layer of duricrust (iron-cemented gravel). This result may change as tests are carried out by crushing and milling of the *canga* to prove or disprove the presence of diamonds in the cemented gravel.

Table (7): Results of granulometry tests conducted on samples from Pits 1 and 2.

Size Fraction (mm)	Pit 1		Pit 2		Average
	Sample A (% of 1,158 litres volume)	Sample B (% of 1,133 litres volume)	Sample C (% of 1,079 litres volume)	Sample D (% of 1,043 litres volume)	Weighted Average of Samples A,B,C, & D
-2	38	38	36	45	39.2
+ 2 - 4	8	7	6	6	6.8
+ 4 - 6	12	10	6	5	8.4
+ 6 -12	16	16	6	6	11.2
+12 -19	10	4	6	4	6.1
+19 -26	0	5	6	4	3.7
+26	16	20	34	29	24.5
Total	100	100	100	100	100.0

15. DATA VERIFICATION

The authors have relied on both data provided by Vaaldiam and Montes Claros and their own observations of all work undertaken by Vaaldiam prior to December 2006. Analytical reports concerning the bulk sampling program and the drill program have been received from Vaaldiam. Mr. Daigle was:

(a) personally involved in the described granulometry tests, and

(b) partially involved in the Banka percussion drill and the rotary drill programs.

Internal quality assurance and quality control were instituted and followed throughout. They mainly comprised:

(a) twinning of drill holes, especially along the centre of the deposit,

(b) checking the logging of drill holes

(c) taking and compositing sub-samples during the bulk sampling program.

15.1. Exploration

Data verification for the 2005 and 2006 exploration programs of Vaaldiam and MMC was undertaken by means of site visits by the authors, confirmation of adherence to the drilling and sampling protocols, and reviewing all report concerning the work.

The authors conclude that all exploration activities and related reporting were conducted with strict adherence to quality control and quality assurance procedures, not only in the presence of the author, but also in his absence.

Mr. Daigle supervised the drilling operation and reviewed all the drillhole logs during his site visits in 2005 and 2006. In addition, several of the 2006 rotary drillholes duplicated 2005 Banka percussion drill holes completed in the previous year in order to confirm the geological descriptions. Although slight differences in nomenclature were found, nevertheless measurements of the gravel thicknesses were found to be consistent.

15.2. Drilling Data Bank

The drillhole database has been reviewed by the authors, confirming that the stated results are consistent with the drill logs.

15.3. Bulk Sampling and Data Bank

A measure of the validity of the recovered diamond grades achieved by the bulk sample is provided by examination of the sub-samples which were treated and recorded separately. For example, the 105 m^3 of basal gravel which yielded a recovered grade of 0.22 cts/m^3 comprised four sub-samples, the individual grades of which fell within the range of 0.22 +/- 50 %: a satisfactory result in the context of the sub-sample volumes. The results are presented in Table (8).

Table (8): Comparative results of sub-sampling the basal gravels in Pit 1

In Situ Volume Treated (bank m^3)	Diamonds Recovered (Number)	Diamonds Recovered (carats)	Average Diamond "Size" (cts/stone)	Recovered Grade (cts/bank m^3)
17.8	13	4.32	0.33	0.24
11.1	14	3.04	0.28	0.27
33.4	52	11.15	0.27	0.33
42.3	23	4.80	0.21	0.11
104.6[36]	102	23.31	0.23	0.22

All the bulk sampling data were recorded in a dedicated data base that has been checked and re-checked by the authors and others.

[36] Rounded to 105 m^3 in Table (4).

16. MINERAL RESOURCE AND RESERVE ESTIMATION

16.1. Definitions

The definitions of Mineral Resources and Reserves published by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") are presented in Appendix (8). Three important aspects of the definitions are relevant to this report:

(a) Demonstration of physical continuity of the mineralized deposit: continuity has been demonstrated with the mostly 50 m spaced drill holes, as evidenced by the variogram attached as Appendix (3).

(b) Demonstration of continuity of the grade: continuity has not been demonstrated.

(c) Economic studies: no formal economic studies have been issued yet.

The above factors have limited the categorisation of the resources delineated on the Property to, at best, an Indicated Mineral Resource. Because no Mineral Reserves are estimated, no restraints such as cut-off grade, stripping ratio, dilution, and mining losses have been considered.

16.2. Methodology

The procedure used in the estimation of the diamond resources delineated to date was as follows:

(a) Drill holes recorded as having intersected less than 0.5 m of gravel were discarded.

(b) Individual drill holes that intersected 0.5 m or more of gravel were each awarded an area of influence ("polygons") by assuming that the influence of each hole extended midway to the adjacent hole. Because all the holes were drilled on a north-south by east-west grid each polygon took the form of a square or rectangle, albeit in places truncated or slightly distorted. The majority of the polygons measured 2500 m^2 and a few were as large as 3750 m^2. The largest was nearly 7500 m^2. Parts of the Property that were not drilled were also referred to as polygons, albeit with complex boundaries

(c) The gravel thicknesses recorded in individual drill holes were weighted by the corresponding area of the polygon surrounding the drill hole to provide an estimated gravel volume within the polygon.

The authors recognise that whereas:

(a) areas of influence measuring 50 x 50 m in reality possess a higher degree of confidence,

(b) nevertheless, mathematically greater emphasis is placed on the larger areas of influence

Individual areas of influence were truncated as necessary due to:

(a) being sited off the grid for geographical reasons,

(b) the proximity of the Property boundary, and

(c) the environmental prohibition placed on mining within 50 m of the riverbank.

(d) the presence of Pits 1 and 2, and of old Marly diggings.

16.3. Designation

Individual polygons were designated as representing either an Indicated or an Inferred Resource in the following manner:

(a) Indicated Resource: all polygons, except those classified as Inferred.

(a) Inferred Resource:

- polygons surrounding a drill hole and which were isolated from the main outline of the deposit, and
- polygons not surrounding a drill hole but into which gravels were demonstrated to extend by the evidence of old diggings and contiguity with polygons in the Indicated category.
- Each Indicated Resource polygon, as previously described, was allocated an area of influence. Each Inferred Resource polygon was similarly possessed a measure area and was allocated an appropriate gravel thickness based on the nearest Indicated Resource polygon(s).

Three groupings ("blocks") of Indicated Resource polygons exist. They are referred to as the North, Northwest, and South Blocks, as shown in Figure (32). In the opinion of the authors:

(a) grade continuity has been demonstrated within these blocks which are therefore compliant with the 43-101 definition of Indicated Mineral Resource, and

(b) The remaining areas categorised as Inferred are compliant with the 43-101 definition of Inferred Mineral Resource.

16.4. Resource Statement

The total volumes of gravel, by resource category, within the Property were estimated to be as follows:

(a) Indicated Mineral Resource: 1,843,000 m^3,

(b) Inferred Mineral Resource: 856,000 m^3, and

(c) Total Mineral Resource: 2,699,000 m^3.

The volume of Indicated Resource differs from an earlier reported figure of 1,683,000 m^3 (Press Release vaapr2006-26) owing to the inclusion of data resulting from:

(a) 10 Banka drill holes completed in December 2006 for the purpose of investigating variations in the gold content of the deposit, and

(b) the inclusion of data from 5 confirmation drill holes.


DUAS BARRAS
RESOURCE ESTIMATE
N
Production Plant
(under construction)
INDICATED RESOURCES
Resource Volume: 1,842,979 m³
Estimated Grade: 0.16 ct/m³
Estimated Yield: 294,877 ct
North Resource Area: 236,460 m²
Ave. Gravel Thickness: 6.94 m
South Resource Area: 73,125 m²
Ave. Gravel Thickness: 2.77 m
SAMPLE PIT #1
SAMPLE PIT #2
INFERRED RESOURCES
Resource Volume: 856,375 m³
Assigned Grade: 0.16 ct/m³
Estimated Yield: 137,020 ct
Resource Area: 138,125 m²
Ave. Gravel Thickness: 6.20 m
LEGEND
Indicated Resource Area
Inferred Resource Area
Drill Holes
positive for Gravel
negative for Gravel
Access Road
River
Property Boundary
Bulk Sample Pits
Old Diggings
Open Pits
Partially Flooded
Flooded
Scale
0
800
Metres

Figure (32): Location of the estimated, indicated and inferred resources

Bulk sampling yielded the following grade estimates which were applied equally to the Indicated Resource blocks:

(a) Diamond grade: 0.16 ct/m^3 (from section 14.4.1.), and

(b) Gold grade: 182 fine g/m^3 (from section 14.4.3.)

In the opinion of the authors the Inferred Resource areas contain gravels which show every indication of being of similar composition and granulometry[37] to those intersected by drilling in the Indicated Resource blocks. Therefore the same estimated diamond and gold grades were assigned to the Inferred Resources areas.

The results are summarised in the following table.

[37] The estimated gravel thickness of 7 m applicable to the Inferred Resources is justified because of the likely presence of thick and deep gravels in a continuation of the paleo channel, which is expected to be located by further drilling, in the southern arm

Table (9): 43-101 compliant mineral resource summary

Mineral Resource	Volume (m^3)	Diamond Grade [38] (cts/m^3)	Diamond Content (carats)	Fine Gold Grade [39] (mg/m^3)	Fine Gold Content [39] (kg)
Indicated	1,843,000	0.16	295,000	182	335 [40]
Inferred	856,000	0.16	137,000	182	156 [41]
Total	2,699,000	0.16	432,000	182	491 [42]

16.5. Previous Estimate

In their technical reports available to Vaaldiam, Marly reported an estimated gravel resource of 2,330,860 m^3 within the Property at:

(a) an average diamond grade of 0.26 cts/m^3 (versus. 0.16 cts/m^3 by Vaaldiam) representing a contained 600,000 carats, and

(b) an average gold grade of 290 mg/m^3, (versus. 182 fine mg/m^3 by Vaaldiam) representing a contained 676 kg of gold.

These estimates by Marly were not compliant with Canadian National Instrument 43-101.

[38] Recoverable by a similar gravity flowsheet as that used for the bulk sampling.

[39] Potentially recoverable.

[40] Equivalent to 10,780 troy ounces.

[41] Equivalent to 5,010 troy ounces.

[42] Equivalent to 15,790 troy ounces.

17. FURTHER POTENTIAL

The deposit is open in various areas, providing some potential for a slight increase in the resource volume. For example:

(a) In the southern arm of the Property, between lines 600 N and 1100 N.

(b) As continuations of gravel outside the Property boundary

- on the southern arm to the west, south and east, and
- to the southeast of the junction between the northern and southern arms.

(c) To a lesser extent, at the eastern end of the northern arm.

18. RECOMMENDATIONS

The authors recommend that:

(a) some consideration be given to the collection of a bulk sample at or near 600 N in the southern arm[43].

(b) exploration[44] continue inside and, if possible, outside the present boundaries of the Property with the objectives, as specified in section 17, of:

(c) the precise locations of all old diggings inside and immediately outside the Property[45] be determined.

[43] If allowed by the planned production schedule.

[44] Using the Vaaldiam-owned banka drill on the existing 50 x 50 m grid.

[45] Two known garimpo diggings lie approximately 100 and 300 m outside the eastrern boundary of the southern arm of the Property.

19. CONCLUSIONS

Vaaldiam successfully conducted exploration (drilling) and bulk-sampling programs with the objective of estimating a mineral resource for the Property. The 43-101 compliant resources are detailed in Table (9).

As a result Vaaldiam took the decision in July 2006 to advance the project to full production by the end of the first quarter of 2007. Multigeo-Mineração, Geologia e Meio Ambiente Ltda, an engineering firm based in Sao Paulo, was engaged to conduct a desktop study and to propose a mining plan for the alluvial diamond deposit (Marly, 2006a, 2006b). In September 2006, Vaaldiam had begun construction of an 80 m^3/hr jig plant capable of treating 240,000 m^3/year.

Table (10): 43-101 compliant mineral resource

Mineral Resource	Volume (m^3)	Diamond Grade [46] (cts/m^3)	Diamond Content (carats)	Fine Gold Grade [47] (mg/m^3)	Fine Gold Content [39] (kg)
Indicated	1,843,000	0.16	295,000	182	335 [48]
Inferred	856,000	0.16	137,000	182	156 [49]
Total	2,699,000	0.16	432,000	182	491 [50]

[46] Recoverable by a similar gravity flowsheet as that used for the bulk sampling.

[47] Potentially recoverable.

[48] Equivalent to 10,780 troy ounces.

[49] Equivalent to 5,010 troy ounces.

[50] Equivalent to 15,790 troy ounces.

20. REFERENCES AND BIBLIOGRAPHY

20.1. References

Caldeira, E.R., 2003. Projeto Tecnico. Implantação de vierio de Mudas Florestais e Reposição Floristica de Area de Lavra Garimpeira – Diagnostico Ambiental e Projeto. Minceraçao Marly Ltd., Fazenda Duas Barras – Olhos d'Agua MG. July 2003.

Campos, J.E.G., and Gonzaga, G.M., 1999. O transporte de diamantes por sistemas fluviais a longas distâncias: uma visão critica. Revista Brasileira de Geociências, vol. 29, no. 2, pp. 113-118.

Chaves, M.L.S.C. and Chambel, L., 2004. Diamantes do médio rio Jequitinhonha, Minas Gerais: qualificação gemológica e análise granulométrica. *Rem: Rev. Esc. Minas*, Dez 2004, vol.57, no.4, p.267-275.

Chaves, M.L.S.C., Dussin, T.M., and Sano, Y., 2000. The source of the Espinhaqo diamonds: evidences from shrimp U-Pb zircon ages of the Sopa Conglomerate and Pb-Pb zircon evaporation ages of metavolcanic rocks. Revista Brasileira de Geociências, vol. 30, no. 2, pp. 265-269.

Chaves M.L.S.C., Karfunkel J., Hoppe A., and Hoover D.B., 2001. Diamonds from the Espinhaço Range (Minas Gerais, Brazil) and their redistribution through the geologic record. Journal of South America Earth Sciences, 14: pp. 277-289.

Daigle P.J., 2005. Granulometry Test: tests of Basal Gravels from Pit 1 at the Duas Barras Alluvial Diamond Project, Minas Gerais, Brazil, 16 December 2005, 8 pages.

Fleischer R. 1991. The Domingas diamond project. Belo Horizonte, Mineração Rio Novo, Unpublished report. 19p.

Garnett R.H.T., Personal communications, 3 March, 2007.

Garnett R.H.T. and Bassett N.C., 2005 "Placer Deposits". 100th. Anniversary Volume, Economic Geology, pp. 813-843.

Lenney, M.P., Woodcock, C.E., Collins, J.B., Hamdi, H., Martins-Neto, M.A., 1996. Lacustrine fan-deltaic sedimentation in the Proterozoic rift basin: the Sopa Brumadinho Tectonosequence, southeastern Brazil. Sedimentary Geology, vol. 106., no. 1, pp. 65-96.

Marshall, T.R. and. Baxter-Brown, R., 1995. Basic principles of alluvial diamond exploration. Journal of Geochemical Exploration, v. 53, pp. 277-292.

Maunula, T.L. and Daigle, P.J., 2006. Technical Report on the Duas Barras Project, Brazil, submitted to Vaaldiam Resources Limited by Wardrop Engineering Inc., plus appendices and illustrations, 75 pages.

Multigeo, 2006a. Dados Básicos, Permissas e Critérios de Projeto. Projeto Duas Barras – Desktop Studies. Mineração de Diamante Aluvionar – Lavra e Beneficiamento. Olhos d'Água, MG. RELTEC/ MULTIGEO/06063B. Mineração Montes Claros. Outobro 2006.

Multigeo, 2006b. Relatório Final – Versão Final. Projeto Duas Barras – Desktop Studies. Mineração de Diamante Aluvionar – Lavra e Beneficiamento. Olhos d'Agua, MG. RELTEC/ MULTIGEO/06068B. Mineração Montes Claros. Outobro 2006.

Namakwa Diamond Company NL., 2005. Quarterly Report, 31 December.

Uhlein, A., Trompette, R.r., and Egydio-Silva, M, 1998. Proterozoic rifting and closure, SE border of the Sao Francisco Craton, Brazil. Journal of South american Earth Sciences, vol. 11, no. 2, pp. 191-203.

Yamamoto M.F., 2006. Relatório Recuperação Física do Au, Nomos Laboratório.

20.2. Bibliography

Cassedanne, J.P., 1986. Chapter III. Tipologia das Jazidas Brasileiras de Gemas. DNPM, 1991. Principias Depósitos Minerais do Brasil. Volume IV, Parte A. pp. 17-52. December 1986.

Chaves, M.L.S.C. and Uhlein, A., 1989. Chapter V. Depósitos Diamantíferos da Região do Alto/Medio Rio Jequitinhonha, Minas Gerais. DNPM, 1991. Principias Depósitos Minerais do Brasil. Volume IV, Parte A. pp. 117-138. October 1989.

Dietrich, C. and Cilliers, J. (editors). 2000. Angola's War Economy. The Role of Oil and Diamonds. Institute for Security Studies, Pretoria, South Africa. pp. 141-173.

DNPM, 1991. Departamento Nacional da Produção Mineral. Principias Depósitos Minerais do Brasil. Volume IV, Parte A. Departamento Nacional da Produção Mineral. Capitulo I-VI. p. 471.

DuPont, H., 1988. Chapter VI. Jazida Aluvionar de Diamante do Rio Jequitinhonha em Minas Gerais. DNPM, 1991. Principias Depósitos Minerais do Brasil. Volume IV, Parte A. pp. 139-148. May 1988.

Gonzaga, G.M. and Tompkins L.A., 1987. Chapter V. Geologia do Diamante. DNPM, 1991. Principias Depósitos Minerais do Brasil. (Editors) Volume IV, Parte A. pp. 53-116. October 1987.

Grossi-Sad J. H., Lobato L.M., Pedrosa-Soares A.C., and Soares-Filho B.S., 1997. Geologia da Folha Curimataí – Projeto Espinhaço em Cd-Rom. Belo Horizonte (Minas Gerais, Brasil). COMIG – Companhia Mineradora de Minas Gerais. pp. 1199-1250.

Harrison H.L.H., 1954. Valuation of Alluvial Deposits, 2nd. Edition., Mining Publications Ltd., London. 398 pages.

Svisero, D.P. and Ribeiro Franco, R., 1987. Chapter II. A Província Gemológica Brasileira. DNPM, 1991. Principias Depósitos Minerais do Brasil. Volume II, Parte A. pp. 9-16. September 1987.

Valente, J. and Domelas, M.A., 2006. Technical Report, Real Extração de Minérios Ltda, Diamantes do Jequitinhonha" Project. Presentation to Potential Investors MRJ Areas (Minerações Reunidas Jequitinhonha). Valente, Consutlroia em Engenharia de Minas Ltda. (DT-REAL-0018-0012-06/0001. p. 19 June 2006.

20.3. Press Releases

vaapr2005-02. Vaaldiam to Acquire 70% Interest in Duas Barras Diamond Deposit. January 20, 2005

vaapr2005-31. Vaaldiam to Exercise Option to Acquire 70% Interest in Duas Barras Diamond Deposit. December 22, 2005

vaapr2006-18. Duas Barras Diamond Project Moves Toward Production. May 29, 2006

vaapr2006-22. 4.65 Carat Diamond Recovered from Duas Barras Bulk Sample. July 20, 2006

vaapr2006-24. Bulk Sampling Completed at Duas Barras. August 15, 2006

vaapr2006-26. Drilling Outlines 430,000 Carat Resource at Duas Barras. August 21, 2006

vaapr2006-27. Mining Permit Granted for Vaaldiam's Duas Barras Property. August 28, 2006

vaapr2006-30. Duas Barras Diamonds Valued at US$ 197 Per Carat. September 19, 2006

vaapr2006-32. Vaaldiam Acquires 100% of Duas Barras Mine. November 29, 2006

22. APPENDICES

Appendix (1): *Decreto de Lavra* (Mining Permit) No. 806.569/77, granted on 23 August 2006 by the *Departamento Nacional de Produção Mineral* ("DNPM")

D.O.U: 25/08/06
Seção: 1
Página: 70

MINISTÉRIO DE MINAS E ENERGIA

PORTARIA Nº 265, DE 23 DE AGOSTO DE 2006

O SECRETÁRIO DE GEOLOGIA, MINERAÇÃO E TRANSFORMAÇÃO MINERAL DO MINISTÉRIO DE MINAS E ENERGIA, no uso da competência que lhe foi delegada pela Portaria Ministerial nº 425, de 8 de setembro de 2005, expedida com fundamento no disposto nos arts. 7º e 43 do Decreto-lei nº 227, de 28 de fevereiro de 1967, com a redação dada pela Lei nº 9.314, de 14 de novembro de 1996, e tendo em vista o que consta do Processo DNPM nº 806569/1977, resolve:

Art. 1º Outorgar à EMPRESA DE MINERAÇÃO MARLY LTDA. concessão para lavrar MINÉRIO DE OURO e DIAMANTE INDUSTRIAL, no Município de Bocaiúva, Estado de Minas Gerais, numa área de 170,89ha, delimitada por um polígono que tem um vértice à 351m, no rumo verdadeiro de 70°02'SW do ponto de Coordenadas Geográficas: Lat. 17°38'18,1"S e Long. 43°36'38,4"W, e os lados a partir deste vértice com os seguintes comprimentos e rumos verdadeiros: 259,32m-SW 90°00'00", 1.880m-NW 00°00'00", 2.459,89m-SE 90°00'00", 200m-NW 00°00'00", 1.139,13m-SE 90°00'00", 87,37m-SW 42°07'25", 121,67m-SW 73°43'24", 318,38m-NW 80°51'19", 241,26m-NW 87°51'44", 177,69m-SW 59°11'40", 538m-SW 24°23'06", 602,20m-NW 84°39'17", 338,52m-SW 83°23'04", 10,58m-SW 72°57'11", 308,66m-SW 67°56'42", 15,06m-SW 74°12'03", 181,21m-SW 79°51'39", 636,77m-SW 87°22'18", 17m-SW 46°04'19", 160,34m-SW 90°00'00", 154,40m-SW 00°00'00", 5,71m-SW 45°34'02", 191,03m-SE 01°03'10", 931,40m-SE 00°00'02".

Art. 2º Esta Portaria entra em vigor na data de sua publicação. (Cód. 4.00)

CLAUDIO SCLIAR

(Empenho 2005NE900055)

Transcrito no Livro C 54 fls. 98
em 05/09/06 - [illegible] /DICAM

Appendix (2): Formation of Lag and Accumulation Alluvial Deposits Source: Garnett and Bassett (2005)


Height above bedrock
Grade
(log scale)
A
B
Lag placer
C
Lag placer
Accumulation placer
Minerals in
bedrock
Two phase
Accumulation placer
concentrations
D

Note the graphical depiction of the vertical grade profile, in the lower right hand corner, showing the effect of both lag and accumulation styles of mineralization.

Appendix (3): Variogram of Total Gravel Thickness, as Determined by Drilling. Source: Garnett (2007)


60
40
20
0
Variogram
0
200
400
600
Lag Distance (m)
Best fit curve

Appendix (4): Cumulative Distribution Curve of Diamond "Size". Source: Garnett (2007)


Cumulative Percentage of diamonds equal to, and exceeding, the stated "size" (%/100)
Diamond "Size" (cts/stone)
0.01
0.1
1
10
Population A
Population B

C0481

Appendix (5): Diamond Valuation Certificate Issued by CIDAMA

CLIENTE: MINERAÇÃO MONTES CLAROS LTDA
FAZENDA DUAS BARRAS - ZONA RURAL
MUNICÍPIO OLHOS D'AGUA

CLASSIFICAÇÃO E AVALIAÇÃO DE DIAMANTES EM BRUTO PELA EMPRESA:
CIDAMA COMÉRCIO E EXPORTAÇÃO LTDA
TEL: 038 3531 2588 - FAX: 038 3531 1676
E-MAIL: citel@citel1.com.br
RUA DO CARMO, 77 - CENTRO - DIAMANTINA - MG
CNPJ: 86.647.872/0001-61
I.E.: 216.902134-0085

	CT	U$
4 X 1 1A	46,95	5.868,75
SP	8,38	760,76
CO	8,59	704,38
CH	23,05	1.359,95
2 X 1 1A	21,14	3.699,50
SP	4,50	517,50
CO	2,76	314,64
CH	8,72	619,12
3 X 4 1A	4,64	974,40
CO	0,74	96,94
AM	0,65	61,75
CH	1,16	96,28
4 X 4 1A	11,62	3.311,70
SP	3,93	778,14
CO	1,01	104,03
CH	1,00	106,00
6 X 4 1A	4,38	1.730,98
SP	1,76	440,00
8 X 4 1A	1,85	740,00
CO	1,92	576,00
10 X 4 1A	2,40	1.440,00
12 X 4 1A/SP	3,36	2.520,00
16 X 4 1A	4,66	6.500,00
	169,15	$33.320,82

MARCOS BORGHETTI HARTMANN

Appendix (6): Results of Gold Particle Size Analyses. Source: Nomos (2006) and Garnett (2007)


150
Percentage Exceeding (%)
100
80
60
40
20
0
by Nomos
by Vaaldiam
2000
1000
500
200
150
100
50
Gold Particle Size (microns)

Appendix (7): Results of Granulometry Tests on Gravels. Source: Garnett (2007)


Percentage Exceeding (%)
100
80
60
40
20
0
100
50
30
20
10
5
3
2
1
0.1
Particle Size (mm)

Appendix (8): Definition Standards on Mineral Resources and Reserves

From the CIM Definition Standards on Mineral Resources and Mineral Reserves (Nov. 2004):

"An **'Inferred Mineral Resource'** is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, and drill holes."

"An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."

"A **'Measured Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality densities, shape and physical characteristics, are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."

"A **'Mineral Reserve'** is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by, at least, a Preliminary Feasibility Study. "

"A **'Probable Mineral Reserve'** is the economically mineable part of an Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrated, at the time of reporting, that economic extraction can be justified."

"A **'Proven Mineral Reserve'** is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified."

23. DATE AND SIGNATURE PAGE

Certificate of Richard H. T. Garnett

Valrik Enterprises Inc.

2460, Carrington Place, Oakville, Ontario, L6J 6G5, Canada
Telephone: (905) 844-3389 and E-mail: Valrik @ cogeco.ca

I, Richard H.T. Garnett, of Valrik Enterprises Inc., 2460 Carrington Place, Oakville, Ontario, L6J 6G5, Canada, do hereby certify that:

- I am a graduate of:
  - the Royal School of Mines, University of London, England: (A.R.S.M in Mining Engineering, 1957)
  - Imperial College, University of London, England (B.Sc. in Mining Engineering in 1957, D.I.C. in Mineral Exploration in 1958, and PhD. in Economic Geology in 1962),
  - Cranfield University, England (M.B.A. in 1972).
- I am (a) a registered Member of the Canadian Institute of Mining, Metallurgy and Petroleum, (b) a Member, number 44734, of the Institute of Material Minerals and Mining, and (c) registered as a Chartered Engineer (C.Eng.) in the European Economic Community.
- I worked, as both a mining engineer and a geologist, for international mining companies (including Rio Tinto Zinc and Anglo American – De Beers – Minorco group of companies) from 1962 to 1991. My worldwide experience and extensive knowledge of placer deposits commenced in 1962.
- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
- I have been resident in Canada since 1991. I have provided consultancy services to companies engaged in the international exploration for, and evaluation and mining of, placer deposits of diamonds, precious metals (gold and PGMs), and cassiterite (tin).
- My most recent visit to the Duas Barras Property was for 4 days during July 2007.
- I have read the Canadian National Instrument 43-101 and this Technical Report has been prepared in compliance with this instrument and form 43-101F1.

- As lead author, I have been responsible for finalising the text, tabulations and figures of this Technical Report. In doing so I have made use of records made available by Vaaldiam Resources Ltd.

- I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Report, the omission to disclose which makes the Technical Report misleading.

- I do not own, nor expect to obtain or own, any material interests directly or indirectly in the properties or securities of Vaaldiam Resources Ltd. or any associate or affiliate of the Company.

- Valrik Enterprises Inc. will be paid a fee for the preparation of this Report. The fee is not contingent on the conclusions of the Report.

- This Report or any part thereof may not be issued for any other purpose without prior written consent from Valrik Enterprises Inc.

Dated this 30th day of March 2007

(signed by)

Signed

Richard H.T. Garnett, PhD., C.Eng.
President,
Valrik Enterprises Inc.

Certificate of Paul Joseph Daigle

I, Paul Joseph Daigle, P.Geo. of Toronto, Ontario, do hereby certify that:

- I am Senior Project Geologist for Vaaldiam Resources Limited with the business address of: 55 University Ave. – Suite 1105, Toronto, Ontario, M5B 1W7, Canada.
- I graduated with a degree in Geology, Specialization (B.Sc. Geology, Specialization) from the University of Concordia in 1989.
- I am a member, number 10665, in good standing of the Association of Professional Engineers and Geoscientists of Saskatchewan.
- I have worked as a geologist for a total of 16 years since my graduation from university.
- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- I am responsible for the preparation of all sections of the Technical Report titled "Technical Report of the Duas Barras Project, Brazil (revised)" relating to the exploration carried on the Duas Barras Property. I have visited Duas Barras Property on 24th November, 2005 for 24 days; and on March 4th 2006 for 36 days.
- I have had prior involvement with the Property that is the subject of the Technical Report.
- I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Report misleading.
- As of the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to make this Technical Report not misleading.
- I am not independent of the issuer applying all of the tests in section 1.5 of the NI 43-101. I am not considered independent since I am an employee of the issuer.
- I have read the NI 43-101 and confirm that the Technical Report has been prepared in compliance with the NI 43-101 and Form 43-101F1.
- I consent to the filing of this Technical Report with any stock exchange or other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.

Signed and dated, this 30th day of March, 2007.

(signed by)

Signed

Paul J. Daigle, P.Geo.
Senior Project Geologist
Vaaldiam Resources Ltd.

EXHIBIT 2.13

TECHNICAL REPORT ON CHAPADA ALLUVIAL DIAMOND PROJECT, MATO GROSSO STATE, BRAZIL PREPARED FOR VAALDIAM RESOURCES LTD.

NI 43-101 Report

Authors:
Boris S. Karpoff, P.Eng.
Chester M. Moore, P.Eng.

August 31, 2007


Scott
Wilson


RPA

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

C0490

TABLE OF CONTENTS

PAGE

LIST OF TABLES

PAGE

LIST OF FIGURES

PAGE

1 SUMMARY

EXECUTIVE SUMMARY

INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Vaaldiam Resources Ltd. (Vaaldiam), to prepare a National Instrument 43-101 Technical Report (the Report) on Elkedra Diamond NL's Chapada Diamond Mine (Chapada). The mine is 80 km northeast of the city of Cuiaba in Mato Grosso State, Brazil. The purpose of the Report is to disclose technical information on a material property upon the completion of the Vaaldiam acquisition of Elkedra Diamond NL (Elkedra). Elkedra owns 100% of the project through its wholly owned UK subsidiary Chapada Diamonds Limited and Chapada's wholly owned Brazilian subsidiary Chapada Brasil Mineracao Ltda (CBM).

CONCLUSIONS

Scott Wilson RPA has reviewed the available mineral resource, mining and processing aspects and concludes that the technical work on the project is generally competent. The main risk in the mineral resource for the project is the grade estimate. Tonnages of diamondiferous gravel can be fairly accurately estimated, but the number of diamonds produced is problematic. A revised grade of 0.05 ct/bcm has been developed using past sampling results and applying conservative factors. However, after processing over 700,000 bcm of gravel since production began in 2006, the reported average grade is 0.035 ct/bcm. This lower grade may result from additional dilution during mining or may represent the true grade of the deposit, or some combination of the two. If it can be shown that excess dilution is the problem, then correction of this problem represents a significant opportunity for CBM.

CBM holds 269 km^2 of exploration licences covering favourable river terraces in areas surrounding the current operations. Only a rudimentary exploration program is currently underway on the Casca Licence. This program consists of hand pitting only to ascertain the presence of gravels. It is Scott Wilson RPA's opinion that full scale exploration including drilling and bulk sampling should be started as soon as possible in order to satisfy licence commitments and to evaluate the potential for additional resources and potential mining.

Scott Wilson RPA concurs with the indicated mineral resource classification at Quilombo and Pega Lagoinha, although it is our belief that closer-spaced infill drilling (50 m) would significantly strengthen the reliability for the purposes of classifications and mine planning.

In the opinion of Scott Wilson RPA the block model serves the purposes of the mining operation in predicting and reconciling the volumes of gravel planned to be mined. The model could be improved by using the mined grade rather than the sampling grade.

There are no mineral reserves reported on the Chapada property at this time. Although a diamond mine and processing plant are operating on the property, economic viability has not yet been demonstrated.

The mining plan is based on using a mining contractor to carry out all mining activities. Analyses are being carried out to evaluate owner operated mining alternatives, and preliminary economic results indicate that owner operated mining offers the best project returns. Scott Wilson RPA's opinion is that a mining study should be completed and implemented if significant savings are forecast.

The current mine plan extends only to January 2008. Long term plans are necessary to allow optimization of reserve extraction and to forecast capital and development needs. At the forecast operating rate, the resources at Chapada will be depleted in less than five years (not including extensions). Scott Wilson RPA is of the opinion that a detailed life of mine plan should be completed as soon as possible.

Operating costs in June and July 2007 have averaged US$2.16 per bcm mined. Scott Wilson RPA estimates that further savings may be realized by cutting overhead costs given the small scale of operation and the relatively short operating life of the project.

The process plant appears to be functioning well. Originally designed to process 82.5 bcm per hour, the process rate has been increased to 115 bcm per hour through improvements in the scrubbing and screening area and the magnetic separation area.

The operation has all the environmental approvals required by law and is complying with all environmental requirements. No non-compliance orders have been received.

RECOMMENDATIONS

Based on two site visits to the Chapada alluvial diamond operation and a review of documents made available by Vaaldiam, Scott Wilson RPA recommends that:

- Full scale exploration including drilling and bulk sampling start as soon as possible in order to satisfy licence commitments and to identify the next mining centre.
- A program of grade control be developed and implemented as soon as possible to minimize dilution.
- Further tests are completed on the plant rejects on a regular basis.
- The owner operated mining study be completed and implemented if significant savings are forecast.
- A detailed life-of-mine plan is completed as soon as possible.

PROPOSED EXPLORATION PROGRAM AND BUDGET

Vaaldiam has proposed further exploration drilling and bulk sampling campaigns on the Chapada Mine area and Exploration Concessions. The purpose of this work will be to develop extensions to the existing mineral resources to extend the mine life of the current operations and to test the Exploration Concessions for additional mineral resources. Scott Wilson RPA concurs with the proposed exploration program. Table 1-1 lists details of the proposed program.

TABLE 1-1 EXPLORATION PROGRAM
Vaaldiam Resources – Chapada Diamond Project

Details	Cost (US$)
Mine Area	
Work Force (1 geologist, 1 driller and 4 helpers)	15,000
Food, Accommodation, Travel	6,000
Equipment Rentals	12,000
Consumables	7,000
Contingency @ 5%	2,000
Sub-total	**42,000**
Peba Lagoinha Area	
Work Force (1 geologist, 1 team leader, 1 driller and 8 helpers)	40,000
Food, Accommodation, Travel	10,000
Equipment Rentals	35,000
Processing Costs	100,000
Consumables	15,000
Contingency @ 5%	10,000
Sub-total	**210,000**
Exploration Concessions	
Work Force (1 geologist, 1 team leader, 1 driller and 5 helpers)	100,000
Food, Accommodation, Travel	50,000
Remote Sensing Costs	60,000
Ground Geophysics	40,000
Equipment Rentals	200,000
Processing Costs	200,000
Consumables	50,000
Contingency @ 10%	70,000
Sub-total	**770,000**
Grand Total	**1,022,000**

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Chapada Project is located in Mato Grosso State, Brazil, 80 km northeast of the city of Cuiaba. The Quilombo mining tenements are 28 km by gravel road north-northeast of the town of Chapada dos Guimarães. The properties are 100% owned by Chapada Brasil Mineracao Ltda (CBM) (a subsidiary of Elkedra Diamond NL) and the diamondiferous gravels are located within the property boundaries.

LAND TENURE

The Chapada tenements cover an area of around 284 km^2. The current defined mineral resource is contained on the Quilombo North and Quilombo South tenements, which have been amalgamated into one mining concession, and Peba Lagoinha, for which a mining installation licence was granted in June 2007. These three areas together cover some 15 km^2. The project holds a further six exploration licences covering some 269 km^2. The six exploration licences are in their final year and expire on various dates in 2008. A further three-year extension may be applied for and is normally granted automatically. All the concessions and licences are maintained in good order by CBM.

The surface rights and access to the Quilombo and Peba Lagoinha properties are controlled through ownership and by agreement with the local landowner. Land ownership over the Quilombo deposit is registered to CBM, having purchased the farm from ASD Empreendimentos Participacoes Ltda, a company largely controlled by Rio Quilombo Mineração Ltda, a subsidiary of American Mineral Fields Inc. (AMF). To allow further exploration and mining of the Peba Lagoinha deposit, an access agreement between CBM and the local landowner was secured on 17 May 2001.

SITE INFRASTRUCTURE

A 41,000 volt power line currently extends to the nearby village of Cachoerinha Rica, 2 km from the project site, and is well placed to fulfill electricity needs for any future developments at Chapada.

Local rivers flow throughout the year and would provide ample water for all production treatment and domestic requirements. There is also a 16-km-long canal constructed to deliver water to the highest part of the project area.

Labour is available from several sources: the local village (ex-garimpeiros), skilled labour from Chapada, and professionals from Cuiaba. Infrastructure at the mine site includes haul roads to the various pitting areas, mine offices and cafeteria, a modern processing plant including a washing plant, dense media separation, magnetic separation and X-ray sorting units, water treatment ponds, plus equipment maintenance and security facilities.

HISTORY

The discovery of diamonds in Mato Grosso dates back to 1719, but it was not until the 1940s that the potential in the Quilombo region within the Chapada project area was identified. Garimpeiro activity became intense. Up to the 1960s when high limonite levels within the gravel, and increasing overburden depth eventually proved an obstacle to effective diamond recovery, more than two million cubic metres of terrace material were estimated to have been mined from the Peba Lagoinha area.

Rio Tinto Zinc Corporation (RTZ) conducted the first phase of systematic exploration in the area from 1981 to 1983 conducting drilling at 100-metre centres as a precursor to bulk sampling. After delineating approximately 2 million cubic metres of gravel, RTZ progressed to bulk sampling for grade and resource estimates, and extended exploration south to Peba Lagoinha. As many as 121 drill holes and 152 pits were completed over a distance of 5.6 km along the Lagoinha River doubling the gravel volume then available.

In Phase 2 (1985), RTZ processed bulk samples from seven pits using the same processing plant that was used in Phase 1. RTZ's bulk testing (6,778 bcm) at Quilombo returned an overall grade of 0.047 ct/bcm and diamond prices in 1986 were in the range of US$172 per carat. RTZ recognized the underestimation of grade from diamond losses during sample treatment and assigned an in-situ grade of 0.08 ct/bcm to their resource estimations to counterbalance suspected theft and poor plant recovery.

Cue Petroleum NL (Cue) acquired the project in 1988. From 1988 to 1990 Cue excavated 12,318 m^3. Although sample location appears to have been influenced by the better grade areas demarcated from previous evaluation, the overall grade dropped by half to 0.025 ct/bcm. Reports subsequently revealed poor treatment practices, including overloading of the plant that would have likely led to diamond losses. In 1990 Cue went into bankruptcy and the Quilombo property was sold to a local syndicate known as Haynes.

The final stage of bulk sampling (Phase 4) between 1993 and 1995 used traditional garimpeiro methods to sample and treat material. The sampling site was selected on the basis of its proximity to water, and to facilitate sluicing of overburden, rather than for any geological reason. A final grade of 0.074 ct/bcm was achieved from 1,913 bcm treated using these far from ideal garimpeiro methods. The overall results confirmed previous diamond valuations and offered further evidence of grade continuity across the deposit.

In late 1995 Haynes sold the project to American Mineral Fields (AMF) which undertook studies on magnetic separation and contracted consultants Watts, Griffis and McOuat Limited (WGM) to assess the resources.

During 2000, the unexplored area between the known resource and the main garimpeiro workings at Peba Lagoinha was investigated by 25 geological and four bulk sample pits. The bulk sampling over a strike length of 1.2 km yielded 183 bcm containing 16 diamonds (7.05 carats) with an overall grade of 0.039 ct/bcm. These delineated gravels were attached to the Peba Lagoinha resource. A garimpeiro pit, located at the northern limit of the Peba Lagoinha resource, yielded 37.95 carats from 530 bcm for a grade of 0.071 ct/bcm. The largest stone, 13.60 carats, closely matched the previous best from the bulk sampling undertaken at Quilombo.

Resource estimates carried out by Minproc (1988) and WGM (1995) (Table 1-2), are considered to be historical but relevant because they give an indication of the original size and grade of the deposits. The DevMin estimate (2002-2004) is in accordance with the mineral resource categories established by the Canadian Institute of Mining, Metallurgy and Petroleum. The previous estimates are now superseded by the current estimate.

TABLE 1-2 PREVIOUS RESOURCE ESTIMATES
Vaaldiam Resources Ltd. – Chapada Diamond Project

Source	Resource	Measured (Million bcm)	Indicated (Million bcm)	Grade (ct/bcm)	Strip Ratio
Minproc (USA) (1988)	Quilombo	1.93	0.09	0.060	3:1
	Peba Lagohina		2.17	0.060	2.8
WGM (Geoklock) (1995)	Quilombo		1.90	0.037	2.8
	Peba Lagohina		1.50	0.037	2.5
DevMin (2002-2004)	Quilombo		2.05	0.074	3.1

In late 2000, Chapada Diamonds Plc signed an agreement with AMF to purchase the Quilombo property. The purchase was completed in 2002.

Diamond production from June 2006 (the start of production) to August 2007 is reported by CBM to be 24,860 carats from 718,330 bcm of processed material for an average grade of 0.035 ct/bcm.

GEOLOGY

The regional-scale Rio Casca river system, which contains diamondiferous gravels, drains an uplifted area of Jurassic and Cretaceous sandstones and conglomerates that have been largely preserved by faulting. The margins of the basin are made up of Devonian siltstones (Ponta Grossa Formation) lying on tightly folded Precambrian schists and quartzites (Cuiaba Series). The younger rocks are generally horizontally bedded but some tilting has occurred in association with faulting. The Lower Cretaceous (or

Jurassic) Botucatu Formation is overlain by Upper Cretaceous sandstones and conglomerates of the Bauru Formation.

Igneous rocks are confined to basalts of the Tapirapua Formation (126 ± 3 Ma), which outcrop where they have been exhumed by the present drainage, and intrusives in the form of lamprophyres and volcanic necks. The basalts appear to have been vented along regional structures, and probably formed topographic highs following erosion of the pre-Bauru land surface. The intrusives are attributed to the Ipori Group volcanic phase (120 Ma) as are the kimberlites that occur in the Jatob and Batovi drainages, 160 km to the northeast of the Chapada area.

Diamonds initially deposited in conglomerates of the Bauru Formation have been re-worked into recent diamond-bearing gravels. In particular, the basal conglomerate of the Bauru Formation of varying thickness (up to 20 m), which outcrops widely, is considered the most likely local source of diamonds found at Chapada.

The gravels on the property exhibit diverse textures ranging from moderately sorted, clast supported, graded beds, to chaotic, matrix-supported material reminiscent of landslide or debris flow deposits. There are at least four different gravel types identified to date:

- Immature Fluvial Gravel

  This unit is poorly sorted, with friable, clayey volcanic clasts, and is gradational into other gravel units at the top and base. Diamond distribution is believed to be more erratic than in other gravels, although diamonds are characteristically larger than those found in the other gravels. Limonite content is low.

- Fluvial Gravel

  The gravels are located on either side of the Quilombo Ridge within and flanking the Quilombo and Chiquinho river valleys. Eastern fluvial gravels have high limonite content while the western fluvials along the flanks of the Chiquinho River have a significantly lower limonite content.

  The mature fluvial gravels are generally at a lower elevation than the immature gravels. There may be several levels and episodes of reworking of the older and higher gravels into younger and lower terraces. At each stage of reworking, there is potential to increase the grade and quality of the diamondiferous material.

- Modern Alluvials

  These are reworked terrace gravels on the deposit fringes and have characteristically very high limonite content. They are diamondiferous, but more information is required to establish how the grade compares with the fluvial and immature types of the upper terraces.

- Partially Reworked Fluvial Gravels

  Minor reworking of the top surface has taken place, possibly implying a mixture of terrace and modern alluvial attributes.

Beneath the Quilombo resource, bedrock topography reveals a broad, northeast sloping ridge and two major channel patterns, commonly outlined where gravel thickness exceeds two metres. The footwall is either weathered schist of the Upper Proterozoic Bambui Group, Bauru Conglomerate, or Botucatu Sandstone. The overburden and gravel contain virtually no clay whereas the footwall has minor clay content.

MINERAL RESOURCES AND MINERAL RESERVES

Mineral resources were estimated in 2007 by CBM and reviewed by Scott Wilson RPA. Table 1-3 lists the mineral resources on the Chapada property.

TABLE 1-3 CHAPADA MINERAL RESOURCES MAY 31, 2007
Vaaldiam Resources Ltd. – Chapada Diamond Project

Category	Area	Volume M bcm	Recoverable Grade* ct/bcm	Carats ct
Indicated	Quilombo	1.4	0.05	70,000
Indicated	Peba Lagoinha	2.5	0.05	125,000
Subtotal Indicated		3.9	0.05	195,000
Indicated	Satellites and extensions	1.0	0.05	50,000
Total Indicated		**4.9**	**0.05**	**245,000**

*The recoverable grade is based on an in-situ gravel grade of 0.074 ct/bcm which has been adjusted to include dilution and further reduced to offset potential plant losses.

The 2007 Quilombo database contains all exploration data collected for the Quilombo property. The database is a standard format and comprises collar, survey and geology tables. The collar table comprises data ID, hole type (churn drill hole, manual sample pit or trench), the year it was drilled, by whom, as well as the gravel terrace ID the hole intersected. The Geology table comprises data ID, from-to intervals, lithology description and the terrace code.

The Quilombo resource model was prepared using sections with a 10x vertical exaggeration. After determining which gravel terraces had been intersected by each drill hole, the data were transferred to plan to generate a gravel type terrace outline model for the Quilombo tenement. This was subsequently used to create 3D wireframes of each of the terraces, along with pierce points of bedrock and overburden interface extracted from the geological database.

In addition to the wireframes of the terraces, digital terrain model (DTM) surfaces were also prepared of the bedrock and topography from the drill hole data. A SURPAC block model frame was then prepared with blocks that measured 10 m x 10 m x 0.1 m.

The bulk sampling at Quilombo generated sufficient diamonds for reasonably representative valuation but was restricted to a limited number of sites (13), which necessitated classifying the resource in the indicated category. Although no large scale bulk sampling was accomplished at Peba Lagoinha, its proximity and association with Quilombo as well as preferential mining of its western portion, as a consequence of its lack of limonite, are additional features that support its incorporation into the overall indicated resource.

Scott Wilson RPA concurs with the indicated mineral resource classification at Quilombo and Pega Lagoinha, although it is our belief that closer-spaced infill drilling (50 m) would significantly strengthen the reliability for the purposes of classifications and mine planning.

Now that a large amount of gravel has been mined and processed through a modern plant, the results could be used to supersede the grades of the resource models rather than the 0.074 ct/bcm currently in use.

In the opinion of Scott Wilson RPA the block model serves the purposes of the mining operation in predicting and reconciling the volumes of gravel planned to be mined. However, the model could be improved using the mined grades as discussed above.

There are no mineral reserves reported on the Chapada property at this time. Although a diamond mine and processing plant are operating on the property, economic viability has not yet been demonstrated.

MINING OPERATIONS

Mining is done in slots where an excavator removes the overburden and places it beside the mining areas. The diamondiferous gravel is removed and delivered to the plant or stockpiles using 10 m^3 trucks. The overburden is placed back into the mined area. Pre-stripped organic material is then used to revegetate the disturbed ground.

The effective reach of an excavator is 7.5 m. If the diamondiferous gravels are deeper than the excavator's reach, the overburden must be removed in stages and costs can double making gravel recovery uneconomic. A trial mining exercise is underway to remove the top section of overburden using earthmover scrapers followed by excavators for the final portion.

All mining operations are performed by a contractor using new equipment, however, analyses are being carried out to evaluate owner operated mining alternatives. The contractor employs 65 people, who operate the bulldozer and shovels, drive trucks and carry out miscellaneous labour. CBM employs 96 people on site.

CBM has completed life of mine planning only until January 2008. At the forecast operating rate, the resources at Chapada will be depleted in less than five years (not including extensions).

Mining is currently underway in the areas projected to have the thickest gravels. However, as mining continues in the years ahead, the average thickness will decrease, requiring a higher mining rate and higher cost to maintain feed rates to the processing plant.

The production plan is based on a process plant feed rate of 800,000 bcm per year of ore. For the period of January to July 2007 a total of 418,278 bcm of gravel was mined versus a planned total of 490,000 bcm. Water inflows into the mining areas slow mining on terraces near the rivers, and generally wet, muddy conditions slow mining during the wet season.

MINERAL PROCESSING

Originally designed to process 81 bcm per hour, the process rate has been increased to 115 bcm per hour through improvements in the scrubbing and screening area and the magnetic separation area. CBM states that the dense media separation (DMS) feed is the current bottleneck and no further increases in capacity are possible without significant capital investment in the scrubbing and screening area.

Material for the plant is taken from ROM stockpiles by a front end loader and put into a feed bin. Oversize material (+300 mm) is rejected by a grizzly. Then at a vibrating grizzly feeder, oversize (+75 mm) is rejected to waste, while the undersize (-75 mm) is fed to a scrubber. The scrubber is required to disperse the slimes and the agglomerated fines, wash the gravel and break down any agglomeration. Again the oversize (+20 mm) is rejected to waste, while the undersize goes to a sizing screen. The -2.0 mm is desanded, dewatered, and rejected to waste. The -20 mm to +2.0 mm is conveyed to a dense media plant feed bin.

From the heavy media feed bin, the product is conveyed to the heavy media preparation screen, then to a heavy media mixing launder where ferrosilicon is added. The mixture is pumped to the heavy media cyclone. The concentrate is drained and rinsed on a screen, passed in front of a ferromagnetic magnet into a heavy media concentrate surge bin. The product is elevated by bucket to the scalping magnetic separation area where ferromagnetics and strongly paramagnetic minerals are removed.

A multi-deck circular sizing screen achieves separation on particles in four sizes: 20 mm to 8 mm, 8 mm to 5 mm, 5 mm to 4 mm and 4 mm to 2 mm. Each size is fed to a wet roll high intensity magnetic separator. The non-magnetic concentrates are fed to the diamond recovery area and into two X-ray flowsorts where diamonds are recovered. The diamonds fall into two locked and secured sorting boxes. Tests are performed with tracer balls to check the performance of the flowsorts and a grease table is incorporated into the circuit to verify that no diamonds are present in the reject streams from the flowsort.

ENVIRONMENTAL CONSIDERATIONS

All required environmental permits for mining and processing have been obtained and are in good standing. All waste material is returned to the mined-out areas. Mined surfaces are contoured then covered with topsoil to complete the rehabilitation of the area.

The operation has all approvals required by law and is complying with all environmental requirements. Water discharge from the tailings ponds is tested twice per year as required and has met required standards. No water is currently being discharged as it is the dry season and the maximum amount of recirculation is taking place. Additional process water is being pumped from the river. The rehabilitation of past mining areas has been approved and CBM is working with government officials concerning archaeological sites on the property. Mine pillars are being maintained along the river courses as prescribed. No non-compliance orders have been received.

2 INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Vaaldiam Resources Ltd. (Vaaldiam), to prepare a National Instrument 43-101 Technical Report (the Report) on Elkedra Diamond NL's Chapada Diamond Mine (Chapada). The mine is 80 km northeast of the city of Cuiaba in Mato Grosso State, Brazil. The purpose of the Report is to disclose technical information on a material property upon the completion of the Vaaldiam acquisition of Elkedra Diamond NL (Elkedra). Elkedra owns 100% of the project through its wholly owned UK subsidiary Chapada Diamonds Limited and Chapada's wholly owned Brazilian subsidiary Chapada Brasil Mineracao Ltda (CBM).

Currently, the major assets and facilities associated with the Chapada Mine are:

- 269 km^2 of exploration licences covering favourable river terraces in areas surrounding the current mining operation. The mining operation is contained within the Quilombo North and Quilombo South Tenements, which have been amalgamated into one mining concession, and the Peba Lagoinha Tenement. The three tenements cover some 15 km^2.
- A mining operation which produces approximately 70,000 bcm of diamondiferous gravels on a monthly basis.
- A newly constructed processing plant capable of processing 800,000 bcm of gravels per year.

Diamond production from June 2006 (the start of production) to July 2007 is reported by CBM to be 24,860 carats from 718,330 bcm of processed material for an average grade of 0.035 ct/bcm.

Scott Wilson RPA completed a Due Diligence report on the Chapada property for Vaaldiam Resources in July 2007.

SOURCES OF INFORMATION

A site visit was carried out by Chester M. Moore, P. Eng., Scott Wilson RPA Principal Geologist, on June 19 to 21, 2007. Boris S. Karpoff, P. Eng., Scott Wilson RPA Associate Mining Engineer, visited the site on August 16 and 17, 2007. Tours of the mining operation and processing plant were completed.

The main contacts on the property were:

- Fernando Aguiar, General Manager
- Eduardo Caixeta, Mine Manager
- Alfredo Luiz Perin, Exploration Manager
- Don Best, CEO/Executive Chairman, Elkedra Diamonds NL

Discussions were held with personnel from Vaaldiam:

- Jose Ricardo Thibes Pisani, Vice President, Exploration
- Nilson Luciano Helio Chaves, Director of Finance and Administration

Chester M. Moore is responsible for sections 2 to 15 and collaborated with Boris S. Karpoff on sections 1 and 16 to 21 of the report. Boris S. Karpoff is responsible for sections 16 to 21 and collaborated with Chester M. Moore on the remaining sections of the report.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 22, References.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

μ	micron
°C	degree Celsius
°F	degree Fahrenheit
μg	microgram
A	Ampere
a	annum
bbl	barrels
bcm	bench cubic metre
Btu	British thermal units
C$	Canadian dollars
cal	calorie
cfm	cubic feet per minute
cm	centimetre
cm^2	square centimetre
ct	carat
ct/bcm	carats per bench cubic metre
d	day
dia.	diameter
dmt	dry metric tonne
dwt	dead-weight ton
ft	foot
ft/s	foot per second
ft^2	square foot
ft^3	cubic foot
g	gram
G	giga (billion)
Gal	Imperial gallon
g/L	gram per litre
g/t	gram per tonne
gpm	Imperial gallons per minute
gr/ft^3	grain per cubic foot
gr/m^3	grain per cubic metre
hr	hour
ha	hectare
hp	horsepower
in	inch
in^2	square inch
J	Joule
k	kilo (thousand)
kcal	kilocalorie
kg	kilogram
km	kilometre
km/h	kilometre per hour
km^2	square kilometre
kPa	kilopascal
kVA	kilovolt-amperes
kW	kilowatt
kWh	kilowatt-hour
L	litre
L/s	litres per second
m	metre
M	mega (million)
Ma	million years ago
m^2	square metre
m^3	cubic metre
min	minute
MASL	metres above sea level
mm	millimetre
MVA	megavolt-amperes
MW	megawatt
MWh	megawatt-hour
m^3/h	cubic metres per hour
opt, oz/st	ounce per short ton
oz	Troy ounce (31.1035g)
oz/dmt	ounce per dry metric tonne
ppm	part per million
psia	pound per square inch absolute
psig	pound per square inch gauge
RL	relative elevation
s	second
st	short ton
stpa	short ton per year
stpd	short ton per day
t	metric tonne
tpa	metric tonne per year
tpd	metric tonne per day
US$	United States dollar
USg	United States gallon
USgpm	US gallon per minute
V	volt
W	watt
wmt	wet metric tonne
yd^3	cubic yard
yr	year

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson RPA for Vaaldiam. The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to Scott Wilson RPA at the time of preparation of this report,
- Assumptions, conditions, and qualifications as set forth in this report, and
- Data, reports, and other information supplied by Vaaldiam and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by Vaaldiam and CBM. Scott Wilson RPA has not researched property title or mineral rights for the Chapada diamond project, and expresses no opinion as to the ownership status of the property.

Scott Wilson RPA has relied on Vaaldiam and CBM for guidance on applicable taxes, royalties and other government levies or interests, applicable to revenue or income from the Chapada diamond project.

4 PROPERTY DESCRIPTION AND LOCATION

The Chapada Project is located in Mato Grosso State, Brazil, 80 km northeast of the city of Cuiaba (Figure 4-1). The Quilombo mining tenements are centred at 15° 16′S, 55° 36′W, 28 km by gravel road north-northeast of the town of Chapada dos Guimarães (Figure 4-2). The properties are 100% owned by CBM and the diamondiferous gravels are located within the property boundaries.

LAND TENURE

The Chapada tenements cover an area of around 284 km^2 (Table 4-1). The current defined mineral resource is contained on Quilombo North and Quilombo South tenements, which have been amalgamated into one mining concession, and Peba Lagoinha, for which a mining installation licence was granted in June 2007. These three areas together cover some 15 km^2. The project holds a further six exploration licences covering some 269 km^2. The six exploration licences (Table 4-1) are in their final year and expire on various dates in 2008. A further three-year extension may be applied for and is normally granted automatically. All the concessions and licences are maintained in good order by CBM.

The surface rights and access to the Quilombo and Peba Lagoinha properties are controlled through ownership and by agreement with the local landowner. Land ownership over the Quilombo deposit is registered to CBM, having purchased the farm from ASD Empreendimentos Participacoes Ltda, a company largely controlled by Rio Quilombo Mineração Limitada (RQM), a subsidiary of American Mineral Fields Inc. (AMF). To allow further exploration and mining of the Peba Lagoinha deposit, an access agreement between CBM and the local landowner (J.F. de Souza) was secured on 17 May 2001.

Brazilian law requires that the holders of diamond mining concessions pay maximum royalties of 0.2% of the net turnover from the sales of diamonds to the different levels of government, with 65% of the royalty payment going to the municipality where the mining is performed.

The environmental licensing system in Brazil is divided into three stages, one for each stage of mineral activity. An Environmental Impact Assessment and Environmental Impact Report must be produced and submitted at the planning stage. At the exploration stage, the installation licence may only be obtained after an Environmental Control Plan has been submitted to the appropriate environmental agency. At the development stage it is necessary to obtain an operating licence for a processing plant. The mining concession will only be granted after the operating licence is issued. Mining companies must also assume the obligation to rehabilitate the degraded area in accordance with established procedures. The rehabilitation plan must be submitted along with the Environmental Impact Assessment and Environmental Impact Report. CMB has received the mining concession for the Quilombo tenements and an Installation Licence for the Peba Lagoinha property.


Atlantic Ocean
VENEZUELA
GUYANA
SURINAME
FRENCH GUIANA
COLOMBIA
BRAZIL
PERU
BOLIVIA
PARAGUAY
CHILE
ARGENTINA
URUGUAY
Pacific Ocean
Mato Grosso State
CHAPADA PROJECT
PROJECT LOCATION
Arinos
Nobres
Engenho
Chapada dos Guimaraes
CUIABA
San José de Serra
Legend:
National capital
State capital
City, town
International boundary
Road
Railroad
International Border
0 200 400 600 800 1000
Kilometres
South America

Figure 4-1

Vaaldiam Resources Ltd.

Chapada Alluvial Diamond Project

Mato Grosso State, Brazil, S.A.

Location Map

August 2007


620,000 mE
630,000 mE
640,000 mE
650,000 mE
660,000 mE
670,000 mE
680,000 mE
690,000 mE
8,350,000 mN
8,340,000 mN
8,330,000 mN
8,320,000 mN
8,310,000 mN
Legend:
RESOURCE TENEMENTS
Quilombo North, Quilombo North & Peba Lagoinha
EXPLORATION TENEMENTS
Exploration areas with potential for additional diamond resources
Prospective areas for terrace gravels
N
VENEZUELA
COLUMBIA
ECUADOR
PERU
BRAZIL
CHAPADA
BOLIVIA
CHILE
PARAGUAY
ARGENTINA
Rio Manso
Rio Casca
Bom Jardim
Rio Bom Jardim
Rio Lajinha
Roncador
SERRINHA
MAMAO
MADEIRO
Casca
Jangada
AGUA FRIA
Rio Agua Fria
Estiva
ESTIVA
Rio Estiva
Quilombo North
Quilombo South
VISTA ALEGRE
CORREGO DO FELIX
Acora
Peba Lagoinha
Figure 4-2
0 2 4 6 8 10
Kilometres
from CHAPADA (15km)
Vaaldiam Resources Ltd.
Chapada Alluvial Diamond Project
Casca River Basin, Brazil, S.A.
Mining & Exploration Tenements
August 2007
Source: DevMin PTY Ltd., 2001.

C0514

TABLE 4-1 LAND POSITION

Vaaldiam Resources Ltd – Chapada Diamond Project

Project	Status	Holder or Applicant	DNPM Process Number	Grant Date	Renewal Date	Area (Ha)
Quilombo North[3]	MC	CBM	866.373/1986	16/11/1980	N/A	274
Quilombo South	MC, LO[4]	CBM	862.231/1980	18/08/1986	N/A	403
Peba Lagoinha	ILA[2], MCA	CBM	866.631/1996	18/6/1996	N/A	785
Bom Jardim	EL	CBM	866.307/2004	10/6/2005	10/6/2008	3,598
Acora	EL	CBM	866.308/2004	10/6/2005	10/6/2008	3,366
Estiva	EL	CBM	866.309/2004	7/3/2005	7/3/2008	2,206
Casca	EL	CBM	866.310/2004	3/3/2005	3/3/2008	6,621
Roncador	EL	CBM	866.311/2004	3/3/2005	3/3/2008	5,253
Jangada	EL	CBM	866.312/2004	3/3/2005	3/3/2008	5,888

Notes

1. The status abbreviations used are : EL = Exploration licence, ILA = Installation Licence Application, MCA = Mining Concession Application, MC = Mining Concession, LO = Operating Licence
2. Installation Licence for Peba Lagoinha was received on June 19, 2007.
3. Quilombo North has been amalgamated into Quilombo South Tenement and now forms part of DNPM No. 862.231/1980
4. LO renewal due on 7 March 2009

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

Quilombo and Peba Lagoinha are situated 80 km northeast of the capital city of Mato Grosso State, Cuiabá, which, combined with its satellite town of Varzea Grande, has a population of 700,000, and is well served by regular daily flights to other major centres in Brazil. The road from Cuiabá to the project area is paved as far as the town of Chapada dos Guimarães, a distance of 69 km and the final 28 km is by a well maintained all-weather gravel road. The mine and treatment plant site in the north of the Quilombo property, as well as most bulk sample locations, can be easily accessed.

CLIMATE

Mato Grosso has a tropical climate with high humidity during the summer months of November to March, coinciding with an average annual rainfall of 2,300 mm. Daytime temperatures are hot all year with maxima in excess of 35°C.

INFRASTRUCTURE

A 41,000 volt power line currently extends to the nearby village of Cachoerinha Rica, 2 km from the project site, and is well placed to fulfill electricity needs for any future developments at Chapada.

Local rivers flow throughout the year and would provide ample water for all production treatment and domestic requirements. There is also a 16-km-long canal constructed to deliver water to the highest part of the project area.

The area surrounding the Quilombo Mine is partially underdeveloped economically and the sparse population is involved in agriculture and livestock, primarily cattle, production.

Labour is available from several sources: the local village (ex-garimpeiros), skilled labour from Chapada, and professionals from Cuiaba. Infrastructure at the mine site includes haul roads to the various pitting areas, mine offices and cafeteria, a modern processing plant including a washing plant, dense media separation, magnetic separation and X-ray sorting units, water treatment ponds, plus equipment maintenance and security facilities.

PHYSIOGRAPHY

This description is taken from DevMin 2002.

The west central region of Brazil, including the project area, has been affected by two geomorphological cycles. The first formed an extensive peneplain, which was intensely laterized. Remnants of laterized terrain may still be observed in the area. The region formed a north sloping surface that drained into the Amazon Basin.

The second cycle, originating in the Quaternary, resulted in reversal, new development, and capture of drainages formed during the first cycle. The region is gently undulating with spectacular deep valleys cut into the Botucatu Formation sandstones. In locations where erosion was especially well advanced, secondary fracture zones along old structural alignments expose the more silicified sandy Bauru Formation conglomerates in scarps as cuestas. Rio Quilombo drains into the east-west Rio Manso 40 km to the north of the project area, which in turn drains into the south flowing Rio Cuiaba and thence through the Pantanal to the Paraguay River.

The area around the tenements is relatively flat with a gentle undulating topography. Most of the tenements have been cleared of their original bush, except along rivers and streams. Environmental regulations prevent the clearing of bush within 50 m of rivers.

6 HISTORY

The discovery of diamonds in Mato Grosso dates back to 1719, but it was not until the 1940s that the potential in the Quilombo region within the Chapada project area was identified. Garimpeiro activity became intense. Up to the 1960s when high limonite levels within the gravel, and increasing overburden depth eventually proved an obstacle to effective diamond recovery, more than 2 million cubic metres of terrace material were estimated to have been mined from the Peba Lagoinha area.

Rio Tinto Zinc Corporation (RTZ) conducted the first phase of systematic exploration in the area from 1981 to 1983. Initially focusing on Quilombo, RTZ conducted drilling at 100-metre centres as a precursor to bulk sampling in order to outline overburden, gravel, and bedrock configuration. The accuracy of these 385 drill holes (2,856 m) was verified by a series of 104 manually excavated pits, which also provided the opportunity to measure gravel densities for volume estimation.

With approximately 2 million cubic metres of gravel delineated, RTZ progressed to bulk sampling 60 pits and trenches at Quilombo for grade and resource estimates, and extended exploration south to Peba Lagoinha in an attempt to better quantify the overall alluvial potential within distance constraints. As many as 121 drill holes and 152 pits were completed over a distance of 5.6 km along the Lagoinha River doubling the gravel volume then available. Although RTZ identified an upstream extension to Peba Lagoinha, abundant diamond-bearing gravel at Estiva 13 km west from Quilombo, and extensive river bed gravels and downstream terraces associated with the Casca and Quilombo rivers, the region's exploration potential did not seem to measure up to the company's target parameters.

In Phase 2 (1985) RTZ processed bulk samples from seven pits using the same processing plant that was used in Phase 1.

RTZ's bulk testing (6,778 m^3) at Quilombo returned an overall grade of 0.047 ct/bcm and diamond prices in 1986 were in the range of US$172 per carat. RTZ recognized the underestimation of grade from diamond losses during sample treatment and assigned an in-situ grade of 0.08 ct/bcm to their resource estimations to counterbalance suspected theft and poor plant recovery. Inefficient processing was demonstrated when 11 diamonds were introduced to the pan feed, but only two were recovered.

Cue Petroleum NL (Cue) acquired the project in 1988. Cue shifted into a more production-orientated programme (Phase 3) and, between 1988 and 1990, excavated 12,318 m^3. Although sample location appears to have been influenced by the better grade areas demarcated from previous evaluation, the overall grade dropped by half to 0.025 ct/bcm. Reports subsequently revealed poor treatment practices, including overloading of the plant that would have likely led to diamond losses. The realization that this grade was unreliable and significantly underestimated became more apparent when 7.2 m^3 of concentrate reject was reprocessed in 1998, yielding a further 12 diamonds weighing 2.62 carats. Later in 2003 during magnetic separator trials, another three diamonds totalling 0.37 carat were collected from only 0.3 m^3 of Phase 3 concentrate reject.

In 1988, Minproc (USA) estimated a measured resource of 1.93 million bcm and an indicated resource of 0.09 million bcm at a grade of 0.060 ct/bcm with a strip ratio of 3:1 on the Quilombo deposit and an indicated resource of 2.17 million bcm grading 0.06 ct/bcm with a strip ratio of 2.8:1 on the Peba Lagoinha deposit.

In 1990 Cue went into bankruptcy and the Quilombo property was sold to a local syndicate known as Haynes.

The final stage of bulk sampling (Phase 4) between 1993 and 1995 was unusual in that traditional garimpeiro methods were employed to sample and treat material. The sampling site was selected on the basis of its proximity to water, and to facilitate sluicing of overburden, rather than for any geological reason. This area was divided into eight-metre-wide, parallel sample strips. Upon completion of the program, 21 strips occupying three discrete blocks over a distance of 200 m had generated samples varying from 44 m^2 to 264 m^2 in area. There appears to have been preferential selection of sample lots in an attempt to avoid areas of greater overburden. Gravel thickness was half the deposit average. A final grade of 0.074 ct/bcm was achieved from 1,913 m^3 treated using these far from ideal garimpeiro methods. As expected, individual sample grades are erratic, but, given the randomness of site selection, the overall results confirm previous diamond valuations and offer further evidence of grade continuity across the deposit.

In late 1995 Haynes sold the project to American Mineral Fields (AMF) which undertook studies on magnetic separation and contracted consultants Watts, Griffis & McOuat (WGM) to assess the resources. WGM (and Geoclock) estimated an indicated resource of 1.90 million bcm grading 0.037 ct/bcm with a strip ratio of 2.8:1 on the Quilombo deposit and an indicated resource of 1.50 million bcm at a grade of 0.037 ct/bcm with at strip ratio of 2.5:1 on the Peba Lagoinha deposit.

The Minproc and WGM resource estimates are considered to be historical but relevant because they give an indication of the original size and grade of the deposits.

During 2000, the unexplored area between the known resource and the main garimpeiro workings at Peba Lagoinha was investigated by 25 geological and four bulk sample pits. The bulk sampling, undertaken by garimpeiros over a strike length of 1.2 km, yielded 183 m^3 containing 16 diamonds (7.05 carats) with an overall grade of 0.039 ct/bcm. Given the program's limitations, this allows these delineated gravels to be attached to the Peba Lagoinha resource. A garimpeiro pit, located at the northern limit of the Peba Lagoinha resource, yielded 37.95 carats from 530 m^3 for a grade of 0.071 ct/bcm. The largest stone, 13.60 carats, closely matched the previous best from the bulk sampling undertaken at Quilombo.

In late 2000, Chapada Diamonds Plc signed an agreement with AMF to purchase the Quilombo property. The purchase was completed in 2002.

In 2002-2004, DevMin estimated an indicated mineral resource of 2.05 million bcm at a grade of 0.074 ct/bcm with a strip ratio of 3.1:1 on the Quilombo deposit. The DevMin estimate is in accordance with the mineral resource categories established by the Canadian Institute of Mining, Metallurgy and Petroleum. These estimates have been superseded by the current resource estimate.

Diamond production from June 2006 (the start of production) to August 2007 is reported by CBM to be 24,860 carats from 718,330 bcm of processed material for an average grade of 0.035 ct/bcm (Table 6-1).

TABLE 6-1 PRODUCTION TO JULY 2007
Vaaldiam Resources Ltd. - Chapada Diamond Project

Month	Gravel Mined bcm	Gravel Processed bcm	Diamond Production ct	Recovered Grade ct/bcm
2006				
March	5,076			
April	14,214			
May	19,388	553		
June	20,162	5,564	28	
July	23,742	32,067	810	0.025
August	32,069	32,349	1,603	0.050
September	36,316	44,174	1,897	0.043
October	26,568	44,367	1,698	0.038
November	42,565	58,835	2,243	0.038
December	49,237	51,428	2,033	0.040
2007				
January	51,979	49,352	1,761	0.036
February	49,212	48,155	1,774	0.037
March	59,507	58,249	2,240	0.038
April	72,997	69,238	2,306	0.033
May	62,489	65,305	1,738	0.027
June	62,485	64,709	1,562	0.024
July	59,609	59,609	1,484	0.025
August	35,376	35,376	1,682	0.048
Total	**722,991**	**718,330**	**24,860**	**0.035**

7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

Diamondiferous gravels occur within the Casca Basin, a structurally derived basin of large areal extent that has preserved substantial quantities of gem quality diamonds within terrace gravels of Tertiary age, and recent river alluvial deposits. The river deposits are being formed today in several rivers such as the Quilombo and Casca (from DevMin 2002).

The regional-scale Rio Casca river system drains an uplifted area of Jurassic and Cretaceous sandstones and conglomerates that have been largely preserved by faulting (Figure 7-1). The margins of the basin are made up of Devonian siltstones (Ponta Grossa Formation) lying on tightly folded Precambrian schists and quartzites (Cuiaba Series). The younger rocks are generally horizontally bedded, but some tilting has occurred in association with faulting. The Ponta Grossa sediments are relatively impermeable and hence easily recognized on air photographs due to the associated dense drainage pattern that has developed. The Lower Cretaceous (or Jurassic) Botucatu Formation is identifiable by its characteristic red colour and pronounced cross bedding. These desert phase sandstones are overlain by Upper Cretaceous sandstones and conglomerates of the Bauru Formation, generally identifiable by their conglomeratic to microconglomeratic lithologies and secondary silicification.

Igneous rocks are confined to basalts of the Tapirapua Formation (126 ± 3 Ma), which outcrop where they have been exhumed by the present drainage, and intrusives in the form of lamprophyres and volcanic necks. The basalts appear to have been vented along regional structures, and probably formed topographic highs following erosion of the pre-Bauru land surface. The intrusives are attributed to the Ipori Group volcanic phase (120 Ma) as are the kimberlites that occur in the Jatob and Batovi drainages, 160 km to the northeast of the Chapada area.

Diamonds initially deposited in conglomerates of the Bauru Formation have been re-worked into recent diamond-bearing gravels. In particular, the basal conglomerate of the Bauru Formation of varying thickness (up to 20 m), which outcrops widely, is considered the most likely local source of diamonds found at Chapada. The relationship between the diamond-bearing gravels and the Bauru Formation conglomerate has been complicated by the various periods of erosion involving drainage or capture, however, it can be seen that where youthful headwater drainages cross the conglomerate, diamonds are found in small workings immediately downstream. The Bauru Formation conglomerate is made up of clasts of Botucatu Formation sandstones, Ponta Grossa Formation siltstones, the occasional quartzite boulder, and a variety of extrusive rocks including rhyolites, trachytes, and phonolitic lavas. Mapping of the conglomerate in the field is assisted by its tendency to develop characteristically rounded hillocks. There is also a tendency for the underlying Botucatu Formation rocks to be partly silicified, while silcrete and laterite form on the conglomerate. These features, however, are not always evident and can be encountered in any stratigraphic horizon.

Events of importance in the formation of the diamond deposits have been:

1. Diamond-bearing kimberlite intrusion and subsequent erosion.
2. Deposition of the basal Baurau Formation conglomerate which acted as a collector of diamonds.
3. Preservation of Bauru Formation rocks by down faulting.
4. Formation of the Chapada land surface involving "deflationary" concentration of the diamonds in the Bauru Formation conglomerate where the conglomerate was subjected to peneplanation.
5. Partial destruction of the Chapada land surface by rapid headway erosion and release of diamonds into the drainages.
6. Climatic change to an arid phase with preservation of drainage terraces.
7. Concentration of diamonds in recent alluvial gravel deposits.


Legend:
Quaternary
Tertiary
Upper Cretaceous
Lower Cretaceous
Devonian
Precambrian
Precambrian
Fault
Thrust
Mine (Disused)
Prospect
Diamonds in Modern Alluvium
Diamondiferous Terrace Gravels
Lamproite
N
lp
Chapada
Project
Area
Au
Au
Chapada dos
Guimaraes
CUIABA
Au
Pb, Zn,
Cu
0 5 10 15 20
Kilometres
August 2007
Source: DevMin PTY Ltd, 2000.
Vaaldiam Resources Ltd.
Chapada Alluvial Diamond Project
Mato Grosso State, Brazil, S.A.
Regional Geology

Figure 7-1

LOCAL AND PROPERTY GEOLOGY

The local and property geology is illustrated in Figure 7-2.

The gravels on the property exhibit diverse textures ranging from moderately sorted, clast supported, graded beds, to chaotic, matrix-supported material reminiscent of landslide or debris flow deposits. There are at least four different gravel types identified to date that are described below.

IMMATURE FLUVIAL GRAVEL

This unit is poorly sorted, with friable, clayey volcanic clasts, and is gradational into other gravel units at the top and base. Stratification is poor. Diamond distribution is believed to be more erratic than in other gravels, although diamonds are characteristically larger than those found in the other gravels. Limonite content is low. This gravel type is developed at the highest levels and is regarded as the oldest of the tertiary gravels. Sharp basal contacts indicate minimal mining dilution, with some dilution at the less well defined top contact.

FLUVIAL GRAVEL

This type has an even thickness, flat top, minor channel and pot-holed base, but no evidence of severe relief on the basal contact. There is some sense of upward grading, with sand lenses and stratification. Mature clasts are present, but still poorly sorted. Minor weak laterization of tops make a particularly sharp contrast with overlying sands. The gravels are located on either side of the Quilombo Ridge within and flanking the Quilombo and Chiquinho river valleys. Eastern fluvial gravels have high limonite content from a source of Devonian argillites with ferruginous veinlets, 10 km to the south, upstream in the Lagoinha valley. This material has been fed into the gravel system along the Rio Lagoinha. In contrast, the western fluvials along the flanks of the Chiquinho River have a significantly lower limonite content.

The mature fluvial gravels are generally at a lower elevation than the immature gravels. There may be several levels and episodes of reworking of the older and higher gravels into younger and lower terraces. At each stage of reworking, there is potential to increase the grade and quality of the diamondiferous material.

The extreme eastern margins of the fluvial gravels are cemented by ferruginous material. This phenomenon is recorded as a narrow one-metre wide band limited to just the margins of the deposit. Sharp, well defined top and bottom contacts promise minimal mining dilution.

MODERN ALLUVIALS

There are reworked terrace gravels on the deposit fringes. The extent is not known and this type can be represented by just a stone line or quite thick gravels. Modern alluvials have characteristically very high limonite content and are diamondiferous, however, more information is required to establish how the grade compares with the fluvial and immature types of the upper terraces.

The unit generally exhibits a well defined base and less well defined upper contact. Some mining dilution may be expected.

PARTIALLY REWORKED FLUVIAL GRAVELS

Minor reworking of the top surface has taken place, possibly implying a mixture of terrace and modern alluvial attributes.

Beneath the Quilombo resource, bedrock topography reveals a broad, northeast sloping ridge and two major channel patterns. The gravel thickness commonly outlined here exceeds two metres. The footwall is either weathered schist of the Upper Proterozoic Bambui Group, Bauru Conglomerate, or Botucatu Sandstone. The overburden and gravel contain virtually no clay, whereas the footwall has minor clay content.


647 500mE
Rio Claro
650 000mE
Bsg
N
Quilombo North
PEBA-LAGOINHA RESOURCE
8 315 000mN
Quilombo South
Czl
QUILOMBO RESOURCE
Bsg
Rio Lagoinha
Acora
Rio Cachoeirinha
8 310 000mN
Peba Lagoinha
C Soil cover
Czl Alluvial terrace
High limonite content
Bsg Bauru sandstone & grit
Bauru conglomerate
Bst Botucatu sandstone
Tenement outline
Drainage
Bst
8 305 000mN
0 0.5 1.0 1.5 2.0 2.5
Kilometres

Figure 7-2

Vaaldiam Resources Ltd.

Chapada Alluvial Diamond Project

Mato Grosso State, Brazil, S.A.

Local and Property Geology

August 2007 *Source: Vaaldiam Resources Ltd., 2007.*

8 DEPOSIT TYPES

Alluvial diamonds is the term used to describe diamonds that have been removed from the primary source (kimberlite) by natural erosive action over millions of years, and eventually deposited in a new environment such as a river bed, an ocean floor, or a shoreline.

Alluvial diamond deposits are difficult to evaluate and depend on grade (stone density) per volume, stone size distribution, and price per carat. Alluvial diamonds occur in very low concentrations in most deposits and are prone to clustering and erratic grades. Diamond size and quality are crucial aspects of the deposit's value and the recovery of large, valuable stones can significantly enhance cash flow. In order to determine accurate grade estimates for mineral resources and reserves, large-scale bulk sampling should be carried out under close supervision and sample processing should be efficient to provide total diamond recovery.

9 MINERALIZATION

The diamond-bearing alluvial gravels at Chapada occur as a series of probable Late Tertiary terraces and their reworked or recent derivatives, preserved as inter-fluvial topographic highs between the Quilombo, Chiquinho, and Cachoeirinha rivers (Figure 7-2). The gravels are developed in a series of terraces at slightly different elevations, ranging from 0.1 m to 3.4 m thick, with an average thickness of 1.5 m. The gravels have a well defined top and are overlain by an unconsolidated friable sand cover ranging from 0.75 m to 15.3 m thick, with an average thickness of 4 m.

10 EXPLORATION

Quilombo-Peba was the primary area of interest by RTZ because the land was easily acquired from the previous owners. The potential of the remaining area remains good, since there is no reason for the grade to be different from the grade at Quilombo.

The other six exploration properties are located a maximum of 35 km northwest and northeast of Quilombo. These are: Bom Jardin, Estiva, Acora, Casca, Jangada and Roncador (Figure 4-2).

On the Estiva property, RTZ carried out a substantial exploration program at two sites: Tres Casais and Sucuri. Approximately 300 pits were dug, and diamondiferous gravels were defined with some estimated resources. Much more work is required in these gravel deposits.

CURRENT EXPLORATION

CBM holds 269 km^2 of exploration licences covering favourable river terraces surrounding the current operations. A rudimentary exploration program is currently underway on the Casca Licence. This program consists of hand pitting to ascertain the presence of gravels. No sampling is done and pitting stops once the water table is encountered. The potential of all the exploration licences should be investigated and the most favourable mining areas identified.

No systematic exploration has been carried out by CBM or Vaaldiam on the Chapada tenements.

Considering the size of the exploration licences, Scott Wilson RPA recommends that full scale exploration including drilling and bulk sampling be started as soon as possible in order to satisfy licence commitments and to identify the next mining centre.

11 DRILLING

No drilling has been carried out by CBM or Vaaldiam.

Churn and probe drilling was carried out by RTZ from 1981 to 1983 when 2,856 m were completed in 385 holes on 100 m by 100 m centres.

In many cases the drilling was accompanied or followed by bulk sampling to confirm the drilling results.

12 SAMPLING METHOD AND APPROACH

According to both DevMin (2002) and Durey (2004), throughout Phases 1 – 3, sample processing methods were essentially identical. A rotary pan treated the -18 mm material and the concentrate was classified into +6.4 mm for hand sorting and into +3.2 mm, +2.0 mm and +1.0 mm fractions for sieve jigging by hand. Unfortunately, up to 99% of the concentrate comprised limonite particles (particle density similar to diamond) so that hand jigging was practically ineffective. A Plietz Jig was installed at the start of Phase 1 but was soon replaced by a grease table which was used during Phase 1 and the first part of Phase 2. Sizing analysis in 1983 of 480 tonnes from a variety of gravel locations indicated 46% of head-feed represented oversize, 30% slimes and only 24% was -18 mm +1.0 mm material suitable for diamond recovery.

In any alluvial evaluation exercise the choice of treatment method, the quality control measures and security precautions are essential in minimizing diamond loss and ensuring reliability of results. The main concerns with sample processing at Chapada and the resultant grades are the inefficiency of the rotary pan, the high limonite content and the grease composition, factors affecting every stage of the plant. The diamond grades reported are, therefore, considered minimum figures and are probably significantly underestimated in Phase 3.

The rotary pan of this era has an industry-accepted efficiency of 65%. Only during Phase 1 was there any commitment to quality control, by inserting tracer beads and diamonds and by experimenting with slurry density. In one test, treating 18.9 bcm of gravel sample C5/3, 26% of 300 tracers were never recovered. Of the remaining tracers with an SG of 3.5, 9% was located within concentrate reject and 91% from the tailings. The high level of limonite, with its similar density to diamond, was shown to have played a major role in elbowing diamonds out of the rotary pan and from the grease table recoveries, making hand jigging ineffective. It is probable that diamond losses from the rotary pan, exacerbated by overfeeding, were across the size spectrum and were not confined to specific size fractions. The grease table was not employed during Phase 3, but when it was used, it seems the grease composition was incorrect and not monitored, creating doubts about the effectiveness of the grease table. All in all plant performance was far from satisfactory and likely resulted in significant diamond losses.

Sample processing during Phase 4 was undertaken within the garimpeiro workings using hand sieving and manual gravitation. In four of the 21 mined-out strips, a more primitive method of sluicing gravel down prepared channels, with bed load for natural riffles, was resorted to. By utilizing slow manual, traditional methods, prone to theft and the loss of smaller goods, the overall results were superior to the earlier mechanized approach with the rotary pan.

The limonite problem in the gravel may explain why much of the area remains unmined, and an effective solution to reduce its interference with diamond recovery is important for the successful development of the project. High intensity magnetic separation tests by Ore Sorters International in 1987, by International Process Systems Inc. (INPROSYS) in 1997 and Eriez Magnetics concluded that the majority of limonite (72% of dry sample) could be excised as a magnetic fraction during a single pass. Magnetic separation will therefore play a major role in optimizing and enhancing grade.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

DIAMOND VALUATION AND DISTRIBUTION

Diamond sales from the exploration sampling amounted to 741.32 carats and were conducted in 1986, 1990 and 1995. Prices for such quality goods have continued to escalate upward since the initial test-work. An analysis of the price progression trend experienced over the different sales periods, as well as studying open market and Diamond Trading Company (DTC) price changes since 1995, provided an indexed, average valuation in 2002 of US$462 per carat. A separate independent study, undertaken by Independent Diamond Valuers Pty Ltd. (IDV) in 2002, presented an overall valuation of US$411 per carat by utilizing stone size distribution, product descriptions from the sales listings and diamond photographs in their assessment process. An 85% to 90% gem and near gem content was verified. Despite price increases announced since January 2003, this figure of US$411 per carat was retained as a base case valuation in the financial model.

A review of diamond data in 2004 upgraded the price to US$473 per carat, highlighting price sensitivity to a few large, high value stones. The large stones (>0.66 carat) represent 60% of the weight and 80% to 95% of the total value. As much as 24% of this overall value corresponds with only four stones (>10 carats in size) that equate to 7% of the caratage. The largest diamond recovered during bulk sampling was 14.00 carats.

The stone size distribution of all diamonds produced, displayed as cumulative frequency, establishes the opportunity for an occasional plus 50 carat diamond within the deposit (Figure 13-1). However, during production from June 2006 to May 2007 (approximately 20,000 carats), the largest stone recovered weighed approximately 25 carats. On August 17, 2007, a 33 carat stone was recovered. The stone was of very good quality and was only slightly broken on one face. The average value per carat for the project to date is US$392.00.

Although diamond losses from sample processing may have reached levels as high as 35%, the lognormal stone size distribution, as presented in the cumulative frequency graph, does not appear to identify any bias to a particular size fraction (other than losses or attenuation at the extreme bottom or top end).


DIAMONDS
CARATS
Cumulative Frequency
99.8
99.0
95.0
80.0
50.0
20.0
5.0
1.0
0.1
0.5
1.0
10
50
Stone Size (Carats)
Total diamonds 1469
Total carats 755.40

Figure 13-1

Vaaldiam Resources Ltd.

Chapada Alluvial Diamond Project

Mato Grosso State, Brazil, S.A.

Stone Size Distribution

August 2007

Source: Vaaldiam Resources Ltd., 2007.

14 DATA VERIFICATION

Given the inherent difficulty to obtain accurate samples of such low grade material without detailed bulk sampling, Scott Wilson RPA did not take independent samples. The results of the first year's production were taken as an indication of the grade of the gravels on the property and the value of the diamonds recovered.

15 ADJACENT PROPERTIES

Nothing to report.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

Please refer to Section 19 for Mineral Processing and Process Flow Sheet.

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

GENERAL STATEMENT

Mineral resources were estimated in 2007 by CBM and reviewed by Scott Wilson RPA. Table 17-1 lists the mineral resources on the Chapada property.

TABLE 17-1 CHAPADA MINERAL RESOURCES MAY 31, 2007
Vaaldiam Resources Ltd. – Chapada Diamond Project

Category	Area	Volume M bcm	Recoverable Grade* ct/bcm	Carats ct
Indicated	Quilombo	1.4	0.05	70,000
Indicated	Peba Lagoinha	2.5	0.05	125,000
Subtotal Indicated		3.9	0.05	195,000
Indicated	Satellites and extensions	1.0	0.05	50,000
Total Indicated		**4.9**	**0.05**	**245,000**

*The recoverable grade is based on an in-situ gravel grade of 0.074 ct/bcm which has been adjusted to include dilution and further reduced to offset potential plant losses.

Mineral reserves are not reported at this time.

DATABASE AND BLOCK MODELLING

The 2007 Quilombo database contains all exploration data collected for the Quilombo property. The database is a standard format and comprises collar, survey and geology tables. The collar table comprises data ID, hole type (churn drill hole, manual sample pit or trench), the year it was drilled, by whom, as well as the gravel terrace ID the hole intersected. The Geology table comprises data ID, from-to intervals, lithology description and the terrace code.

During the modelling process, an additional temporary "extraction" geology table was created which included "dummy" intervals of one centimetre where no gravel had been intersected. This ensured that the surfaces created from the top and bottom intersection points pinched out if no gravels were intersected. In addition, intersections from manual test pits placed next to drill holes were given priority if the intersection widths disagreed (i.e., the churn drill hole intervals were removed from the extraction database and replaced with the test pit data).

The Quilombo resource model was prepared using sections with a 10x vertical exaggeration. Geologists (Perin and Fillis) determined which gravel terrace had been intersected by each drill hole. The data were then transferred to plan to generate a gravel type terrace outline model for the Quilombo tenement. This was subsequently used to create 3D wireframes of each of the terraces along with pierce points of bedrock and overburden interface extracted from the geological database. The objects in the terrace wireframe model relate to the terraces listed in Table 17-2.

TABLE 17-2 TERRACE WIREFRAMES
Vaaldiam Resources Ltd. – Chapada Diamond Project

Object ID	Terrace ID	Gravel Type
1	1	Colluvial
2	2A	Fluvial
3	2B	Fluvial
4	3A	Reworked Fluvial
5	3B	Reworked Fluvial
6	4	Reworked Fluvial
7	2C	Fluvial
8	2D	Fluvial

In addition to the wireframes of the terraces, digital terrain model (DTM) surfaces were also prepared of the bedrock and topography from the drill hole data. The bedrock model was subsequently adjusted with the inclusion of the bedrock/gravel boundaries.

A SURPAC block model frame was then prepared with blocks that measured 10 m x 10 m x 0.1 m.

A half-block thickness (5 cm) was added to the elevation of each point and this new set of co-ordinates was used to populate the blocks with dilution. The same process was carried out for the bedrock interface to add a dilution block. Earlier models used 10 cm top contact dilution and 20 cm bedrock dilution. With mining experience, it was decided that bedrock dilution of 10 cm was more realistic.

The mineral resource area lies within the Quilombo and Chiquinho Rivers and the model has been adjusted for the prescribed buffer boundaries (environmental zone where no mining is permitted) of 50 m and 30 m, respectively. In earlier years, the rivers were digitized off old paper plans. When construction got underway and parts of the site were resurveyed, it was realized that parts of the river boundaries (particularly in the north) were not accurately surveyed and some attempt has been made to manually "fit" data into the corrected survey.

A grade of 0.074 ct/bcm was set by CBM for all blocks coded with the rock type GRAVEL. This was the assumed in-situ grade based on the results of the controlled garimpeiro sampling operation. With inclusion of dilution and allowance for plant losses, this resulted in an overall mineral resource grade of just under 0.05 ct/bcm.

CLASSIFICATION OF MINERAL RESOURCES

Resource classification is dependent upon the quantity, distribution and quality of data and the level of confidence. Although it is not possible to estimate the diamond grade with a high degree of confidence because of sample processing flaws, CBM feels there are sufficient data to demonstrate geological and grade continuity within facies. Adequate drilling and check pitting is considered to have been undertaken across the deposit for reliable volume estimates of gravel and overburden and for geological mapping purposes.

The bulk sampling at Quilombo generated sufficient diamonds for reasonably representative valuation but was restricted to a limited number of sites (13), which necessitated classifying the resource in the indicated category. Although no large scale bulk sampling was accomplished at Peba Lagoinha, its proximity and association with Quilombo as well as preferential mining of its western portion, as a consequence of its lack of limonite, are additional features that support its incorporation into the overall indicated resource.

Scott Wilson RPA concurs with the indicated mineral resource classification at Quilombo and Pega Lagoinha, although it is our belief that closer-spaced infill drilling (50 m) would significantly strengthen the reliability for the purposes of classifications and mine planning.

RECONCILIATION

To the end of August 2007, CBM reports total gravel processed of 718,330 bcm and 24,860 carats recovered, for an average grade of 0.035 ct/bcm. This recovered grade is well below the resource grade of 0.05 ct/bcm. Communication with CBM staff revealed that 10 cm of top dilution and 16 cm of bottom dilution is being mined along with the gravels. This total of 26 cm is well in excess of the 15 cm added in total in the mineral resource model and may be one reason that recovered grades are lower than estimated. Scott Wilson RPA recommends that a program of grade control be developed and implemented as soon as possible.

Now that a large amount of gravel has been mined and processed through a modern plant, the results could be used to supersede the grades of the resource models rather than the 0.074 ct/bcm currently in use.

For volume reconciliation purposes, an empty block model is created which is updated at approximately quarterly intervals with actual surveyed surfaces of the cleared topography, overburden/gravel interface and clean bedrock. These surfaces are constrained within polygons that represent the gravel mining areas at the end of each month. It is possible to quickly reconcile between volumes from the predicted resource model and the actual mined model. The exercise initially showed poor volume reconciliation (around 60% of predicted) but, in the second quarter of 2007, the areas mined are comparing more closely with a weighted average of 90%. The issue appears to have been with some of the original churn drill data, which appears to have overstated the gravel thickness in parts of the model (particularly in terrace 2A). The waste volumes all reconciled very closely (to within a few percent).

In the opinion of Scott Wilson RPA the block model serves the purposes of the mining operation in predicting and reconciling the volumes of gravel planned to be mined. The model could be improved by using the mined grade rather than the sampling grade, as discussed above.

MINERAL RESERVES

There are no mineral reserves reported on the Chapada property at this time. Although a diamond mine and processing plant are operating on the property, economic viability has not yet been demonstrated.

18 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

19 ADDITIONAL REQUIREMENTS

OVERVIEW AND STATUS

Diamond mining and processing has been underway by CBM since June 2006 at a current rate of up to 70,000 bcm per month, or about 280 tonnes per hour. Mining is currently contracted out, but CBM is considering changing to an owner operation. The processing plant has exceeded original capacity specifications due to an increase in plant capacity.

MINING METHOD

The current mining method uses excavators and bulldozers in the mine pits and 10 m^3 trucks to deliver ore to the plant or stockpiles. Mining is done in slots where the excavator removes the overburden and places it beside the mining areas. The diamondiferous gravel is removed and the overburden is placed back into the mined area. Pre-stripped organic material is ultimately placed onto the mined areas to revegetate the disturbed ground.

The effective reach of an excavator is 7.5 m. If the diamondiferous gravels are deeper than the excavator's reach, the overburden must be removed in stages and costs can double making gravel recovery uneconomic. A trial mining exercise is underway to remove the top section of overburden using earthmover scrapers followed by excavators for the final portion. CBM expects to be able to economically recover deeper gravels due to this change in mining method.

All mining operations such as topsoil removal, storage, or replacement, overburden mining, gravel mining and waste backfilling are performed by a contractor from Santa Catalina. The contractor uses all new equipment, under suppliers' warranties (Table 19-1).

CBM has completed life-of-mine planning only until January 2008. No long term life-of-mine plan was available for review. It was stated that longer term plans were handled in the head office. This lack of a long term plan on site is a serious omission. Long term plans are necessary to allow optimization of the mine extraction and to forecast capital and development needs. They also focus management on the remaining mine life and the need to permit and develop other mining areas and to explore for further resources. At the forecast operating rate, the resources at Chapada will be depleted in less than five years (not including extensions). Scott Wilson RPA recommends that a detailed life-of-mine plan be completed as soon as possible.

TABLE 19-1 CHAPADA MINING EQUIPMENT
Vaaldiam Resources Ltd. – Chapada Diamond

Number	Description
12	28-tonne tucks
4	1-5 m^3 shovels
1	2.4 m^3 shovel
4	20-tonne bulldozers
1	18-tonne grader
1	Water Truck (10,000 m^3 capacity)
2	2.5 m^3 loaders
1	Fuel truck

The mining plan is based on using a mining contractor to carry out all mining activities. Analyses are being carried out to evaluate owner operated mining alternatives, and preliminary economic results indicate that owner operated mining offers the best project returns. CBM estimates that up to a 30% cost savings is possible. Scott Wilson RPA recommends that the owner operating mining study be completed and implemented if significant savings are forecast.

The manning schedule at the Quilombo Mine can be divided into two parts:

- Mining operation by the contractor AGN
- Mining and Plant operations by CBM, including the Chapada town office, Exploration and Corporate.

The contractor employs 65 people. They operate the bulldozer and shovels, drive trucks, and carry out miscellaneous labour. At the time of B. Karpoff's visit, CBM employed 96 people on site.

The production plan is based on a process plant feed rate of 800,000 bcm per year of ore. This is an increase of 200,000 bcm over the original plan made possible by throughput improvements in the plant. For the period of January to July 2007, a total of 418,278 bcm of gravel has been mined versus a planned total of 490,000 bcm. It is hoped that production from areas near the rivers can be accelerated during the current dry season to make up production shortfalls, and also to provide a stockpile of material to be available for the next rainy season. Water inflows into the mining areas slow mining on terraces near the rivers, and generally wet, muddy conditions slow mining during the wet season.

Mining is currently underway in the areas projected to have the thickest gravels. This is normal practice to mine the best areas first. However, as mining continues in the years ahead, the average thickness will decrease, requiring a higher mining rate and higher cost to maintain feed rates to the processing plant. This challenge should be assessed as part of a life of mine plan.

MINE OPERATING COST

Based on the information presented, the direct unit mining costs have been estimated to total US$2.13 per bcm mined during the project mining from October 2006 to May 2007. Since this cost includes inevitable start-up problems, the latest few months are a better indicator of the true cost picture. Costs in April and May 2007 have averaged US$1.34 per bcm mined.

Costs in June and July 2007 have increased to US$2.16 per bcm mined. This higher unit operating cost is mainly due to the improvement of the exchange rate of the Brazilian Real to the US dollar. The average exchange rate for the months of June and July was

1.89 reais to $US1.00, compared to 2.09 reais to $US1.00 for the period October 2006 to May 2007.

Scott Wilson RPA estimates that further savings may be realized by cutting overhead costs given the small scale of operation and the relatively short operating life of the project. Scott Wilson RPA recommends that a detailed cost evaluation of owner mining be completed.

PROCESSING PLANT

The plant (Figure 19-1) was toured on two occasions by Scott Wilson RPA and appeared to be functioning well. Originally designed to process 81 bcm per hour, the process rate has been increased to 115 bcm per hour through improvements in the scrubbing and screening area and the magnetic separation area. CBM states that the DMS feed is the current bottleneck and no further increases in capacity are possible without significant capital investment in the scrubbing and screening area.

Large chunks of lateritized gravel (duracrust) were observed being rejected from the oversize grizzly (300 mm) and vibrating grizzly (75 mm). This appears to be an obvious source of potential diamond loss. CBM admitted the potential loss but stated that this material represents only one to two percent of the deposit and that diamond recovery from this material is very low even if it is completely broken up and passes through the entire plant.

The issue of determining the absolute recovery value is difficult, but measures are in place to check the recovery. Tracers are run through the DMS plant on a daily basis and all are regularly recovered. Two kinds of fluorescent beads are put into the X-ray sorters and the record of retrieval is nearly perfect. In addition to that, a small grease table has been installed to check for non-fluorescing diamonds. Only a negligible number of small diamonds has been recovered on the table. At the time of B. Karpoff's visit, the table was not in operation. It was stated that plant rejects/tailings have been tested in the past to determine if there is diamond loss. Scott Wilson RPA recommends that further tests be completed on the plant rejects on a regular basis.

The original process design called for the following criteria:

TABLE 19-2 ORIGINAL PROCESS DESIGN CRITERIA
Vaaldiam Resources Ltd. – Chapada Diamond Project

Annual throughput of ROM gravel	600,000 bcm (50,000 bcm per month)
Operating days per year	360
Hours per day	24
Total available hours	8,640
Plant availability	84%
Plant operating hours	7,260
Required plant capacity (ROM feed)	200 tph (82.5 bcm per hour)

The actual throughput is up to 70,000 bcm/month due to an increase in plant capacity to 280 tonnes per hour (115 bcm per hour).

FEED PREPARATION MODULE

The design assumption was that 33% of the Run of Mine (ROM) material would range in size from 2 mm to 20 mm, and this would be fed into the heavy media separation (HMS) circuit. In actual operation only 17% to 22% of the ROM material is in the +2 mm to -20 mm size range. The size range is dependent on the gravel type that is fed into the circuit.

Material for the plant is taken from ROM stockpiles by a front end loader and put into a ROM feed bin. At this stage, oversize material (+300 mm) is rejected by a grizzly.

Next at a vibrating grizzly feeder, the oversize (+75 mm) is rejected to waste, while the undersize (-75 mm) is fed to a scrubber. The scrubber is required to disperse the slimes and the agglomerated fines, wash the gravel, and break down any agglomeration. Following this, the trommel oversize (+20 mm) is rejected to waste, while the undersize goes to a sizing screen. The -2.0 mm is desanded, dewatered, and rejected to waste. The -20 mm to +2.0 mm is conveyed to a heavy media plant feed bin.

HEAVY MEDIA PLANT

From the heavy media feed bin, the product is conveyed to the heavy media preparation screen, then to a heavy media mixing launder where ferrosilicon is added. The mixture is pumped to the cyclone. The concentrate is drained and rinsed on a screen, passed in front of a ferromagnetic magnet into an concentrate surge bin. The product is elevated by bucket to the scalping magnetic separation area.

MAGNETIC SEPARATION - LIMONITE REMOVAL AREA

A scalping magnetic separator is incorporated into the circuit to remove all ferro-magnetics and the strongly paramagnetic minerals.

WET MAGNETIC SEPARATOR

A multi-deck circular sizing screen achieves separation on particles in four sizes: 20 mm to 8 mm, 8 mm to 5 mm, 5 mm to 4 mm and 4 mm to 2 mm. The product from each deck of the circular sizing screen is discharged into four individual surge bins. Each bin feeds a wet roll high intensity magnetic separator. The non-magnetic concentrates are fed to the diamond recovery area.

DIAMOND RECOVERY AREA

The concentrate from the wet magnetic separators is discharged into two X-ray flowsorts where diamonds are recovered. They fall into two locked and secured sorting boxes. Occasionally, tests are performed with tracer ball to check the performance of the flowsorts.

A grease table is incorporated into the circuit to verify that no diamonds are present in the reject streams from the flowsort. The table was not in use at the time of the visit by B. Karpoff.

Once a day the secured sorting boxes are opened. The diamonds are then cleaned in acid, counted and weighed under tight security in the presence of armed guards. Once all the data is recorded and photographs of the diamonds are taken, the parcel is put into a heavy safety box.


Scrubbing & Screening Area
Heavy Media Separation Circuit
Magnetic Separation / Limonite Removal Area
Diamond Recovery Area
Front End Loader
200 t/hr Run-of-Mine Gravel
Oversize Grizzly
ROM Feed Bin
Chute
+300mm Waste Stockpile
Vibrating Grizzly Feeder
Scrubber
Feed Sizing Screen
Feed Stacker Conveyor
Standby Feed Stockpile
Heavy Media Plant Feed Bin
Desanding Cyclone
Dewatering Screen
41 t/hr -1.7mm Undersize Waste
Tailings Disposal Pump
Desanding Cyclone Feed Pump
20 t/hr Dewatered Undersize Waste
Waste Stacker Conveyor
Waste Conveyor
Waste Stockpile
Waste Trucked back to Mining Pit
45 t/hr HMS Rejects
HMS Feed Preparation Screen
HMS Effluent to Scrubber Feed Chute
HMS Effluent Pump
Rejects to Waste
Water Recovery Cyclone
Wash Water Head Box
Heavy Media Cyclone
Concentrate Drain & Rinse Screen
Ferro Magnetics Magnet
Centrifugal Densifier
Primary Magnetic Separator
Volume Reduction Cyclone Feed Pump
Heavy Media Cyclone Feed Pump
Circulating Medium Sump
Circulating Medium Pump
Densifier Feed Pump
HMS Concentrate Surge Bin
Bucket Elevator
To Magnetic Separation
Multi-deck Circular Sizing Screen
Magnetic Separation Feed Surge Bins
Wet Roll High Intensity Magnetic Separators
Magnetic Rejects 11 t/hr
Wet Magnetic Separator Dewatering Screen
Waste Water to Scrubber Feed Chute
Sized Concentrate Batch Feed Bins
Tube Feeder
X-Ray Flowsort #1
X-Ray Flowsort #2 (Future)
Grease Table
Flowsort Concentrate Storage Bin
Sorting Glove Box
Diamond Recovery Area (High Security)
Grease Recovery Heater
Dewatering Panel
Stacker/Conveyor
Recovery Area Rejects Stockpile
Vaaldiam Resources Ltd.
Chapada Alluvial Diamond Project
Casca River Basin, Brazil, S.A.
Process Flowsheet
200 t/hr Alluvial Diamond Recovery Plant
August 2007

Figure 19-1

Source: Vaaldiam Resources Ltd., 2007.

MARKETING OF PRODUCTION

Once a month, one lot of diamonds is prepared for valuation showing the number of stones and the total carats. The package also contains photographs of the daily production. The Mine Department releases the lot by issuing "The Kimberly Certificate" indicating the gross total value of the lot.

The buyer is on site once a month to reach a consensus on the total gross value of the lot and the lot is then sealed. A Brink's helicopter transports the lot to Cuiaba where it is placed in a vault. On-site security is extreme up to the time of the helicopter's departure.

A royalty of 0.2% of the gross value is payable to the Government within 30 days of receiving payment for the stones. The payment, in US dollars, is in the company's books usually a week after valuation.

ENVIRONMENTAL CONSIDERATIONS

All required environmental permits for mining and processing have been obtained and are in good standing. All waste material is returned to the mined-out areas. Mined surfaces are contoured then covered with topsoil to complete the rehabilitation of the area.

A discussion was held with CBM staff concerning environmental compliance. The operation has all approvals required by law and is complying with all environmental requirements. Water discharge from the tailings ponds is tested twice per year as required and has met required standards. No water is currently being discharged as it is the dry season and the maximum amount of recirculation is taking place. Additional process water is being pumped from the river. The rehabilitation of past mining areas has been approved and CBM is working with government officials concerning archaeological sites on the property. Mine pillars are being maintained along the river courses as prescribed. No non-compliance orders have been received.

20 INTERPRETATION AND CONCLUSIONS

Scott Wilson RPA has reviewed the available mineral resource, mining and processing aspects and concludes that the technical work on the project is generally competent. The main risk in the mineral resource for the project is the grade estimate. Tonnages of diamondiferous gravel can be fairly accurately estimated, but the number of diamonds produced is problematic. A revised grade of 0.05 ct/bcm has been developed using past sampling results and applying conservative factors. However, after processing over 700,000 bcm of gravel since production began in 2006, the reported average grade is 0.035 ct/bcm. This lower grade may result from additional dilution during mining or may represent the true grade of the deposit, or some combination of the two. If it can be shown that excess dilution is the problem, then correction of this problem represents a significant opportunity for CBM.

CBM holds 269 km^2 of exploration licences covering favourable river terraces in areas surrounding the current operations. Only a rudimentary exploration program is currently underway on the Casca Licence. This program consists of hand pitting only to ascertain the presence of gravels. It is Scott Wilson RPA's opinion that full scale exploration including drilling and bulk sampling should be started as soon as possible in order to satisfy licence commitments and to evaluate the potential for additional resources and potential mining.

Scott Wilson RPA concurs with the indicated mineral resource classification at Quilombo and Pega Lagoinha, although it is our belief that closer-spaced infill drilling (50 m) would significantly strengthen the reliability for the purposes of classifications and mine planning.

In the opinion of Scott Wilson RPA, the block models serve the purposes of the mining operation in predicting and reconciling the volumes of gravel planned to be mined. The model could be improved by using the mined grade rather than the sampling grade.

There are no mineral reserves reported on the Chapada property at this time. Although a diamond mine and processing plant are operating on the property, economic viability has not yet been demonstrated.

The mining plan is based on using a mining contractor to carry out all mining activities. Analyses are being carried out to evaluate owner operated mining alternatives, and preliminary economic results indicate that owner operated mining offers the best project returns. CBM estimates that cost savings up to 30% are possible. Scott Wilson RPA's opinion is that the owner operated mining study should be completed and implemented if significant savings are forecast.

The current mine plan extends only to January 2008. Long term plans are necessary to allow optimization of reserve extraction and to forecast capital and development needs. At the forecast operating rate, the resources at Chapada will be depleted in less than five years (not including extensions). Scott Wilson RPA is of the opinion that a detailed life of mine plan should be completed as soon as possible.

Operating costs in June and July 2007 have averaged US$2.16 per bcm mined. Scott Wilson RPA estimates that further savings may be realized given the small scale of operation and the relatively short operating life of the project.

The process plant appears to be functioning well. Originally designed to process 82.5 bcm per hour, the process rate has been increased to 115 bcm per hour through improvements in the scrubbing and screening area and the magnetic separation area.

The operation has all the environmental approvals required by law and is complying with all environmental requirements. No non-compliance orders have been received.

21 RECOMMENDATIONS

Based on two site visits to the Chapada alluvial diamond operation and a review of documents made available by Vaaldiam, Scott Wilson RPA recommends that:

- Full scale exploration including drilling and bulk sampling start as soon as possible in order to satisfy licence commitments and to identify the next mining centre.
- A program of grade control be developed and implemented as soon as possible to minimize dilution.
- Further tests are completed on the plant rejects on a regular basis.
- The owner operated mining study be completed and implemented if significant savings are forecast.
- A detailed life of mine plan is completed as soon as possible.

PROPOSED EXPLORATION PROGRAM AND BUDGET

Vaaldiam has proposed further exploration drilling and bulk sampling campaigns on the Chapada Mine area and Exploration Concessions. The purpose of this work will be to develop extensions to the existing mineral resources to extend the mine life of the current operations and to test the Exploration Concessions for additional mineral resources.

1. Mine Area Exploration

A drill program totalling 1,000 m in 100 drill holes is proposed to test three areas (Figure 21-1) adjacent to current operations at the Chapada Mine. The drilling will focus on resource upgrading by determining gravel and overburden thicknesses. The drilling will be performed on 50 m centres using a Banka drill rig should be completed in approximately 60 days.


N
Legend
Drilling_Quilombo
Mined Area - July07
1A - Colluvial
2A - Fluvial
2B - Fluvial
3A - Fluvial
3B - Fluvial
4A - Fluvial
CBM_Mining_License
0 200 400 600 800
Metres
August 2007
Source: Vaaldiam Resources Ltd., 2007.

Figure 21-1

Vaaldiam Resources Ltd.

Chapada Alluvial Diamond Project

Casca River Basin, Brazil, S.A.

Chapada Mine Area Drilling Program

TABLE 21-1 MINE AREA DRILLING PROGRAM
Vaaldiam Resources – Chapada Diamond Project

Details	Cost (US$)
Work Force (1 geologist, 1 driller and 4 Helpers)	15,000
Food, Accommodation, Travel	6,000
Equipment Rentals	12,000
Consumables	7,000
Contingency @ 5%	2,000
TOTAL	**42,000**

2. Peba Lagoinha Area

The proposed program will cover the part of deposit (Figure 21-1) on a 100 m by 100 m grid for resource estimation basis using Banka drilling, manual pits, and backhoe trenches. A total of 110 holes and excavations are planned consisting of approximately 550 m of drilling and excavation. As well, six bulk samples of 1,000 bcm each will be taken on the three main geological units (colluvial terraces, fluvial terraces, recent fluvial gravels). The program will take approximately three months to complete and is budgeted at $210,000 (Table 21-2).

(0558


Legend
Drilling Program_Peba.
Peba_Mine Concession
0 200 400 600 800
Metres
Mined Out by
Garimpeiros
Vaaldiam Resources Ltd.
Chapada Alluvial Diamond Project
Casca River Basin, Brazil, S.A.
Peba Lagoinha
Exploration Program
August 2007

Figure 21-2

Source: Vaaldiam Resources Ltd., 2007.

TABLE 21-2 PEBA LAGOINHA EXPLORATION PROGRAM
Vaaldiam Resources – Chapada Diamond Project

Details	Cost (US$)
Work Force (1 geologist, 1 team leader, 1 driller and 8 Helpers)	40,000
Food, Accommodation, Travel	10,000
Equipment Rentals	35,000
Processing Costs	100,000
Consumables	15,000
Contingency @ 5%	10,000
TOTAL	**210,000**

3. Exploration Concessions

The exploration concessions are comprised of 5 main areas: Casca, Jangada, Roncador, Bom Jardim, and Estiva claims. These areas are historical diamond producing areas and some of them have similar characteristics as Quilombo and Peba Lagoinha areas. The general purpose for this first stage exploration program is to define which of the areas can be selected for a second phase program which will consist of a detailed resource definition program.

The exploration program in these areas will be conducted in four different phases:

1. Remote Sensing for paleochannels and terraces using detailed satellite images;
2. Geophysical follow up on the targets defined in the first phase. Due the limonite content on the gravels, ground magnetics may be the most effective geophysical method for identification of the gravels;
3. Pitting and drilling program to define the geometry and stripping ratios of the deposits;
4. Sampling for a preliminary assessment of the grade for each deposit defined in the previous stages.

The first phase exploration program at Casca, Jangada, Roncador, Bom Jardim, and Estiva concession will take approximately 12 months and will cost approximately $770,000 (table 21-3).

TABLE 21-3 EXPLORATION CONCESSION PROGRAM
Vaaldiam Resources – Chapada Diamond Project

Details	Cost (US$)
Work Force (1 geologist, 1 team leader, 1 driller and 5 Helpers)	100,000
Food, Accommodation, Travel	50,000
Remote Sensing Costs	60,000
Ground Geophysics	40,000
Equipment Rentals	200,000
Processing Costs	200,000
Consumables	50,000
Contingency @ 10%	70,000
TOTAL	**770,000**

Scott Wilson RPA concurs with the proposed exploration programs.

22 REFERENCES

Hugh Durey & Associates (October 2004): Independent Technical Report, Chapada Alluvial Diamond Project in Mato Grosso State, Brazil, pages 38 – 57.

DevMin PTY Ltd (September 2002): Report on Chapada Diamondiferous Gravel Project, Mato Grosso State, Brazil.

Tenement Schedule, Chapada Alluvial Diamonds Project – Brazil, June 2007.

Mineral Reserve Presentation, Chapada Brasil Mineracao, June 2007.

Production Plans and Summaries, Chapada Brasil Mineracao, June 2007.

Quilombo Resource and Reserve Block Models and Descriptions, June 2007.

Scott Wilson RPA, (June 2007): Memorandum, Chapada Diamond Project Review, 27 p.

23 SIGNATURE PAGE

This report titled "Technical Report on the Chapada Alluvial Diamond Project, Mato Grosso State, Brazil", prepared for Vaaldiam Resources Ltd. and dated August 31, 2007, was prepared and signed by the following authors:

(Signed & Sealed)

Dated at Toronto, Ontario
August 31, 2007

Boris S. Karpoff, P.Eng.
Associate Consulting Mining Engineer

(Signed & Sealed)

Dated at Toronto, Ontario
August 31, 2007

Chester M. Moore, P.Eng.
Principal Geologist

24 CERTIFICATE OF QUALIFICATIONS

BORIS S. KARPOFF, P.ENG.

I, Boris S. Karpoff, P.Eng., as an author of this report entitled "Technical Report on the Chapada Alluvial Diamond Project, Mato Grosso State, Brazil" prepared for Vaaldiam Resources Ltd. and dated August 31, 2007, do hereby certify that:

1. I am Associate Consulting Mining Engineer with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of Laval University, Quebec in 1956 with a B.A.Sc. (honours) degree in Mining Sciences.

3. I am registered as a Professional Engineer in the Province of Ontario. I have worked as a mining engineer for a total of 50 years since my graduation. My relevant experience for the purpose of the Technical Report is:
    - Study of placer diamond deposits in the Central African Republic for purposes of investment, development and mining.
    - General economic study of the diamond and gold industries for the World Bank and the government of the Central African Republic. Design and implementation of a washing plant.
    - Technical reviews of placer gold and tungsten deposits in Russia, Thailand, the USA, and Canada.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Chapada Project on August 16 and 17, 2007.

6. I am responsible preparation of Items 16 to 19 parts and collaborated with Chester M. Moore on Items 1, 19 to 22 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 31st day of August, 2007

(Signed & Sealed)

Boris S. Karpoff, P.Eng.

CHESTER M. MOORE

I, Chester M. Moore, P.Eng., as an author of this report titled "Technical Report on the Chapada Alluvial Diamond Project, Mato Grosso State, Brazil" prepared for Vaaldiam Resources Ltd. and dated August 31, 2007, do hereby certify that:

1. I am Principal Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of the University of Toronto, Toronto, Ontario, Canada in 1972 with a Bachelor of Applied Science degree in Geological Engineering.

3. I am registered as a Professional Engineer in the Province of Ontario (Reg. # 32455016). I have worked as a geologist for a total of 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:
   - Mineral Resource and Reserve estimation, feasibility studies, due diligence, corporate review and audit on exploration projects and mining operations world wide
   - Various advanced exploration and mine geology positions at base metal and gold mining operations in Ontario, Manitoba and Saskatchewan
   - Director, Mineral Reserve Estimation and Reporting at the corporate offices of a major Canadian base metal producer

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the project site on June 19 to 21, 2007.

6. I am responsible for sections 2 to 15 and collaborated with Boris S Karpoff on the remaining sections of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 31st of August, 2007

(Signed & Sealed)

Chester M. Moore, P.Eng.

END

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